MEMORANDUM

TO:	Alberto H. Zapata, Esq. Senior Counsel Office of Insurance Products U. S. Securities and Exchange Commission
FROM:	Frank J. Julian, Esq. Associate General Counsel
DATE:	March 13, 2012
SUBJECT:
Response to Comments for: Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 (File Nos: 333-155675; 811-08664); Jackson National Separate Account – I   of Jackson National Life Insurance Company

This memorandum is in response to the comments you provided via telephone on March 6, 2012 and March 8, 2012, for the above referenced filing.

In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this memorandum provides our understanding of each of the specific oral comments, followed respectively by narrative responses (in bold). The responses apply to both the prospectus for Perspective Rewards (the “Rewards Prospectus”) and the combined prospectus for Perspective II, Perspective L Series, Perspective Advisors II and Perspective Rewards (the “Combination Prospectus”) contained in the registration statement unless specifically noted otherwise. The page numbers identified in the comments relate to the Rewards Prospectus unless specifically noted otherwise.

Copies of the prospectuses, marked to show the changes discussed below, are attached and will be provided electronically and in hard copy. A post-effective amendment to the registration statement will subsequently be filed in response to the comments.

1.           General Comments

a.
Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the contracts or whether the company will be primarily responsible for paying out on any guarantees associated with the contracts.

Response: Jackson will be solely responsible for paying out any guarantees associated with the variable annuity contract from its General Account assets, which may include payments received under standard reinsurance agreements.  There are no guarantee or support agreements with third parties to support any of Jackson’s guarantees under the contract.

b.
Multiple optional benefits definitions are not defined prior to first use.  For instance, “Earnings Protection Benefit” first appearing in the table on page 6 and in text on page 22 is not defined until page 232.  Similarly, “Special Spousal Continuation Option,” first appearing on page 44, is not defined until page 243.  Please add an optional benefits definitions section to the glossary in order to provide better understanding of these and similar optional benefit terms by investors prior to their first use in the text of the registration statement.

Further, please add definitions for “Guaranteed Annual Withdrawal Amount (GAWA)” and “Required Minimum Distributions under Certain Tax Qualified Plans (RMDs),” and “Benefit Determination Baseline (BDB)” to the glossary.

Response: Many defined terms used in the prospectuses are limited in scope and do not have general applicability. In general, we refrain from adding defined terms to a glossary that are defined within or that are unique to particular sections of the prospectuses, the applicability of which depends upon the optional benefit(s) purchased.  We believe this approach to be in compliance with the requirements of Item 2 of Form N-4.

However, to address your specific comments, the following changes, as reflected in the attached prospectuses, will be made: 1) definitions will be added to the Glossary for “Earnings Protection Benefit”, and “Required Minimum Distributions (RMDs)”;  2) page references to the “Special Spousal Continuation Option” section will be provided where the term “Special Spousal Continuation Option” appears on pages 43, 77, and 222 for the Rewards Prospectus and on pages 45, 75, and 147 for the Combination Prospectus; and 3) cross references will be provided within each GMWB that includes the terms “Guaranteed Annual Withdrawal Amount (GAWA)” and “Benefit Determination Baseline (BDB)” when the terms are used prior to being defined within the applicable GMWB section (for the Rewards Prospectus, see pages 71, 73, 87, 89, 96, 98, 105, 117, 129, 132, 142, 145, 156, 166, 167, 172, 179, 184, 193, 196, 204, 207, and 214; for the Combination Prospectus, see pages 70, 71, 83, 93, 98, 104, 110, 119, 122, 129, 132, and 139).

2.	Facing Sheet

Please provide the relevant disclosure for “Approximate Date of Proposed Public Offering” as required by Form N-4 facing sheet instructions.

Response:  Registrant will provide the following disclosure for “Approximate Date of Proposed Public Offering” with the subsequent post-effective amendment to the registration statement: “As soon as practicable after effectiveness of the registration statement”.

3.           Cover Page

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifier.

     Response:  For Perspective Rewards, the contract name is and will continue to be the same as the class identifier found on EDGAR that is associated with the contract.

4.	Fees and Expenses Tables – Optional Endorsements (p. 6)

a.
Please advise the Staff whether the optional endorsements listed do not include endorsements and applicable charges for endorsements that were previously sold but are no longer available to be added to a new contract. Please explain to the Staff what would happen if an optional benefit is no longer available to new purchasers.

Response: Under the Combination Prospectus, the optional endorsements listed do not include endorsements and applicable charges for endorsements that were previously sold but are no longer available to be added to a new contract. Under the Rewards Prospectus, the optional endorsements listed include optional benefits that are no longer available to be added to a Contract. If an optional benefit is no longer available, this will be noted in the prospectus in the following locations where applicable disclosure for such optional benefit appears; the “Fees and Expenses Table”, the “Contract Charges” section and the “Access to Your Money” section. For example, the 6% Roll-up Death Benefit will no longer be available under Perspective Rewards beginning April 30, 2012. This is disclosed in the Rewards Prospectus under “Fees and Expenses Table” on page 6, under “Death Benefit Charges” on page 59, and under “Optional Death Benefits” on page 224.  If the effective date the optional benefit will become unavailable does not coincide with a prospectus update, the change will be included in an update document to the prospectus which will be included with prospectuses delivered to new purchasers and will be mailed (or electronically delivered if elected) to affected existing customers.

b.	Please correct the erroneous cross reference in footnote 21 on page 10. (Combination Prospectus only)

Response: The erroneous cross reference in footnote 21 will be corrected as reflected in the attached prospectus (see page 10).

c.
Total Annual Fund Operating Expenses (pp. 18-21).  Provide updated fund operating expenses table and example for the Commission Staff review.  Also confirm to the Commission that:  (1) fee waivers and acquired fund expenses will be appropriately reflected and will last at least one year; (2) the example reflects the most expensive combination of contract options; and (3) no fee waivers or reimbursements are included unless appropriately reflected in the total fund operating expenses table.

Response: An updated fund operating expenses table and example are reflected in the attached prospectuses and will be included in the subsequent post-effective amendment to the registration statement. Registrant confirms that:  (1) fee waivers and acquired fund expenses will be appropriately reflected and will last at least one year; (2) the example reflects the most expensive combination of contract options; and (3) no fee waivers or reimbursements are included unless appropriately reflected in the total fund operating expenses table.

d.
Expense Example (p. 22).  Please confirm supplementally that:  (1) the fee waivers referenced in the total Fund Operating Expenses table and footnotes will only be reflected in the example for the term of the waivers and (2) the example does not include any incremental increase attributable to the Contract Enhancement that would be credited based upon a $10,000 investment.

Response: Registrant confirms that (1) the fee waivers referenced in the total Fund Operating Expenses table and footnotes, if reflected in the example, will only be reflected  for the term of the waivers, and (2) the example does not include any incremental increase attributable to the Contract Enhancement that would be credited based upon a $10,000 investment.

5.	Investment Divisions (p. 27)

a.       Please provide updated Investment Divisions information.

Response:  Updated Investment Divisions information is reflected in the attached prospectuses and will be included in the subsequent post-effective amendment to the registration statement.

b.	The last sentence of the last paragraph of page 27 should also direct the investor to read the prospectus of the JNL Variable Fund LLC for more information.

Response: The disclosure in the above referenced paragraph is limited to the Funds of Funds listed therein. Since all of these Funds are separate Funds of the JNL Series Trust, the prospectus reference is only to the JNL Series Trust. Please note, following the brief statements of investment objectives for all Funds, on page 40 of the prospectus, the following disclosure appears; “You should read the prospectuses for the JNL Series Trust and the JNL Variable Fund LLC carefully before investing.”

c.
Comments were recently relayed concerning a post-effective amendment to Form N-1A (filed December 22, 2011) under filing numbers 33-87244 and 811-8894, covering the JNL Series Trust.  Please confirm that any changes made in response to comments on the JNL Series Trust filing under 33-87244, that would impact this filing, are reflected in this filing.

Response: Registrant confirms that any changes made in response to comments on the JNL Series Trust filing under file number 33-87244, that would impact this filing, will be reflected in the subsequent post-effective amendment to the registration statement.

d.	“Stock Selection Date” first appearing on page 37, under the JNL/S&P 4 Fund, is not defined. Please provide a definition prior to first use.

Response: The phrase “each Stock Selection Date” will be replaced with the phrase “a specific date each year” each place in the prospectus that the term “Stock Selection Date” appears (for the Rewards Prospectus, see pages 36, 38, and 39; for the Combination Prospectus, see pages 37, 40, and 41).

 6.           GMWB Charge Base (p. 58)

The disclosure advises contract owner’s to check with their representative to learn the current level of the charge. Please advise the Staff regarding whether the prospectus will be updated to reflect the new charge if charges are changed.

Response: If the current charge for the MarketGuard Stretch GMWB is changed, the prospectus will be updated by filing a post-effective amendment to the registration statement to reflect the new charge.

7.           Reservation of rights to prospectively change GAWA percentages. (p. 74)

Please explain to the Staff the form in which notices of changes will occur. For example, will the prospectus be amended? Wouldn’t the change be reflected in an annual update? How would existing customers be notified?

Response: Consistent with the need to respond quickly to market conditions, notices of changes will be communicated by a separate updating document to the prospectus filed under Rule 497 under the Securities Act of 1933, which will describe the changes to the GAWA percentage table. The change will be included in an amendment to the registration statement no later than the next annual update following the change. The notice of change will be delivered to affected existing customers by mail (or electronic delivery if elected) at the time we change the GAWA percentage table and also will be provided along with the endorsement to the annuity contract if an eligible existing customer makes an election to add the GMWB to their contract after the issue date. In such case, the customer will have 30 days after receiving the notice of change and endorsement to cancel the election.

8.           Non-Standard Performance

If you intend to provide “non-standardized performance,” and if Contract Enhancements are included in the non-standardized performance, then as required by item 21 of Form N-4, you must include the deferred sales charge.

Response: Registrant does not intend to provide “non-standardized performance” in the SAI.

9.           Financial Statements, Exhibits, and Other Information

 Please provide any financial statements, exhibits, consents, and other required disclosure not included in this post-effective amendment.

Response: Any financial statements, exhibits and other required disclosure not included in the current post-effective amendment will be filed in a subsequent post-effective amendment prior to the effective date of this amendment.

10.           Powers of Attorney

Please provide powers of attorney that relate specifically to this registration statement as required by rule 483(b) of the Securities Act of 1933 (“Securities Act”).  Each power of attorney must either a) specifically list the Securities Act registration number of the initial filing, or b) specifically name the contract whose prospectus and/or SAI is being registered.

Response: A Power of Attorney that relates specifically to the Securities Act of 1933 file number of the registration statement was filed with the amendment to the registration statement and will be filed with the subsequent amendment to the registration statement.

11.           Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response:  Registrants will provide the so-called Tandy Representations.

Please contact me at (517) 367- 3872 if you have any questions or require additional information.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PERSPECTIVE REWARDS®

FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company® and through
Jackson National Separate Account – I

The date of this prospectus is April 30, 2012.  This prospectus states the information about the separate account, the Contract, and Jackson National Life Insurance Company (“Jackson®”) you should know before investing.  This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations.  The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus.  If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus.  You should carefully read this prospectus in conjunction with any applicable supplements.  It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations or other non-material variations.  This information is meant to help you decide if the Contract will meet your needs.  Please carefully read this prospectus and any related documents and keep everything together for future reference.  Additional information about the separate account can be found in the statement of additional information (“SAI”) dated April 30, 2012 that is available upon request without charge.  To obtain a copy, contact us at our:

Annuity Service Center
P.O. Box 30314
Lansing, Michigan 48909
1-800-873-5654
www.jackson.com

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features.  Broker-dealers selling the Contracts may limit the availability of an optional feature.  Ask your representative about what optional features are or are not offered.  If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability.  In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any Premium payment.  Some optional features, including certain living benefits and death benefits, contain withdrawal restrictions that, if exceeded, may have a significant negative impact on the value of the feature and may cause the feature to prematurely terminate.  Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

The expenses for this Contract generally are higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.  Please carefully consider the features of this Contract and the related expenses to determine whether they address your investment and insurance goals and your anticipated Premium payments and withdrawals.

We offer other variable annuity products with different product features, benefits and charges.  In some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure.  Ask your representative about availability and the details.

The SAI is incorporated by reference into this prospectus, and its table of contents appear on page 241.  The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering.  The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Jackson is relying on SEC Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus.  It is a criminal offense to represent otherwise.  We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

The Contract makes available for investment fixed and variable options.  The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following Funds – all class A shares:

JNL Series Trust

JNL Institutional Alt 20 Fund
JNL Institutional Alt 35 Fund	JNL/PIMCO Real Return Fund
JNL Institutional Alt 50 Fund	JNL/PIMCO Total Return Bond Fund
JNL Institutional Alt 65 Fund*	JNL/PPM America Floating Rate Income Fund
JNL/American Funds® Balanced Allocation Fund	JNL/PPM America High Yield Bond Fund
JNL/American Funds Growth Allocation Fund	JNL/PPM America Mid Cap Value Fund
JNL/American Funds Blue Chip Income and Growth Fund	JNL/PPM America Small Cap Value Fund
JNL/American Funds Global Bond Fund	JNL/PPM America Value Equity Fund
JNL/American Funds Global Small Capitalization Fund	JNL/Red Rocks Listed Private Equity Fund*
JNL/American Funds Growth-Income Fund	JNL/T. Rowe Price Established Growth Fund
JNL/American Funds International Fund	JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/American Funds New World Fund	JNL/T. Rowe Price Short-Term Bond Fund
JNL/BlackRock Commodity Securities Fund	JNL/T. Rowe Price Value Fund
JNL/BlackRock Global Allocation Fund	JNL/UBS Large Cap Select Growth Fund (formerly, JNL/Capital
JNL/Brookfield Global Infrastructure Fund	Guardian U.S. Growth Equity Fund)
JNL/Capital Guardian Global Balanced Fund	JNL/WMC Balanced Fund
JNL/Capital Guardian Global Diversified Research Fund	JNL/WMC Money Market Fund
JNL/DFA U.S. Core Equity Fund (formerly, JNL/Eagle Core Equity	JNL/WMC Value Fund
Fund)	JNL/S&P Competitive Advantage Fund
JNL/Eagle SmallCap Equity Fund	JNL/S&P Dividend Income & Growth Fund
JNL/Eastspring Investments Asia ex-Japan Fund(formerly,	JNL/S&P Intrinsic Value Fund
JNL/PAM Asia ex-Japan Fund)	JNL/S&P Total Yield Fund
JNL/Eastspring Investments China-India Fund(formerly, JNL/PAM	JNL/S&P 4 Fund
China-India Fund)	JNL/S&P Managed Conservative Fund
JNL/Franklin Templeton Founding Strategy Fund	JNL/S&P Managed Moderate Fund
JNL/Franklin Templeton Global Growth Fund	JNL/S&P Managed Moderate Growth Fund
JNL/Franklin Templeton Global Multisector Bond Fund	JNL/S&P Managed Growth Fund
JNL/Franklin Templeton Income Fund	JNL/S&P Managed Aggressive Growth Fund
JNL/Franklin Templeton International Small Cap Growth Fund	JNL Disciplined Moderate Fund
JNL/Franklin Templeton Mutual Shares Fund	JNL Disciplined Moderate Growth Fund
JNL/Franklin Templeton Small Cap Value Fund	JNL Disciplined Growth Fund
JNL/Goldman Sachs Core Plus Bond Fund
JNL/Goldman Sachs Emerging Markets Debt Fund*
JNL/Goldman Sachs Mid Cap Value Fund	JNL Variable Fund LLC
JNL/Goldman Sachs U.S. Equity Flex Fund	JNL/Mellon Capital Management DowSM 10 Fund
JNL/Invesco Global Real Estate Fund	JNL/Mellon Capital Management S&P® 10 Fund
JNL/Invesco International Growth Fund	JNL/Mellon Capital Management Global 15 Fund
JNL/Invesco Large Cap Growth Fund	JNL/Mellon Capital Management Nasdaq® 25 Fund
JNL/Invesco Small Cap Growth Fund	JNL/Mellon Capital Management Value Line® 30 Fund
JNL/Ivy Asset Strategy Fund	JNL/Mellon Capital Management DowSM Dividend Fund
JNL/JPMorgan International Value Fund	JNL/Mellon Capital Management S&P® 24 Fund
JNL/JPMorgan MidCap Growth Fund	JNL/Mellon Capital Management S&P® SMid 60 Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL/Mellon Capital Management NYSE® International 25 Fund
JNL/Lazard Emerging Markets Fund*	JNL/Mellon Capital Management 25 Fund
JNL/Lazard Mid Cap Equity Fund	JNL/Mellon Capital Management Select Small-Cap Fund
JNL/M&G Global Basics Fund	JNL/Mellon Capital Management JNL 5 Fund
JNL/M&G Global Leaders Fund	JNL/Mellon Capital Management JNL Optimized 5 Fund
JNL/Mellon Capital Management 10 x 10 Fund	JNL/Mellon Capital Management VIP Fund
JNL/Mellon Capital Management Index 5 Fund	JNL/Mellon Capital Management Communications Sector Fund
JNL/Mellon Capital Management European 30 Fund	JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Mellon Capital Management Pacific Rim 30 Fund	JNL/Mellon Capital Management Financial Sector Fund
JNL/Mellon Capital Management S&P 500 Index Fund	JNL/Mellon Capital Management Healthcare Sector Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund	JNL/Mellon Capital Management Oil & Gas Sector Fund
JNL/Mellon Capital Management Small Cap Index Fund	JNL/Mellon Capital Management Technology Sector Fund
JNL/Mellon Capital Management International Index Fund
JNL/Mellon Capital Management Bond Index Fund
JNL/Mellon Capital Management Global Alpha Fund*
JNL/Mellon Capital Management Dow Jones U.S. Contrarian
Opportunities Index Fund
JNL/Morgan Stanley Mid Cap Growth Fund
JNL/Neuberger Berman Strategic Income Fund
JNL/Oppenheimer Global Growth Fund

*Effective August 29, 2011, the Investment Divisions of the Separate Account investing in the JNL Institutional Alt 65 Fund; JNL/Goldman Sachs Emerging Markets Debt Fund; JNL/Lazard Emerging Markets Fund; JNL/Mellon Capital Management Global Alpha Fund; and JNL/Red Rocks Listed Private Equity Fund stopped accepting any additional allocations or transfers.  Please see “Investment Divisions” on page 25 for more information.

Underscored are the Funds that are newly available or recently underwent name changes, as may be explained in the accompanying parenthetical.  The Funds are not the same mutual funds that you would buy directly from a retail mutual fund or through your stockbroker.  The prospectuses for the Funds are attached to this prospectus.

TABLE OF CONTENTS
GLOSSARY	2
KEY FACTS	3
FEES AND EXPENSES TABLES	4
Owner Transaction Expenses	4
Periodic Expenses	6
Total Annual Fund Operating Expenses	14
EXAMPLE	20
CONDENSED FINANCIAL INFORMATION	21
THE ANNUITY CONTRACT	21
JACKSON	21
THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT	22
The Fixed Account	22
The GMWB Fixed Account	24
THE SEPARATE ACCOUNT	25
INVESTMENT DIVISIONS	25
JNL Series Trust	26
JNL Variable Fund LLC	38
Voting Privileges	40
Substitution	40
CONTRACT CHARGES	40
Mortality and Expense Risk Charge	40
Annual Contract Maintenance Charge	41
Administration Charge	41
Transfer Charge	41
Withdrawal Charge	41
Earnings Protection Benefit (“EarningsMax”) Charge	43
Contract Enhancement Recapture Charge	44
Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”) Charge	44
5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”) Charge	45
6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”) Charge	46
For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up (“LifeGuard Freedom 6 GMWB”) Charge	47
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up (“LifeGuard Freedom 6 GMWB With Joint Option”) Charge	48
For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up (“LifeGuard Select”) Charge	49
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up (“LifeGuard Select With Joint Option”) Charge	50
For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up And Transfer Of Assets (“Jackson Select”) Charge	50
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up And Transfer Of Assets (“Jackson Select With Joint Option”) Charge	51
For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up And Transfer Of Assets (“Jackson Select Protector GMWB”) Charge	52
For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net”) Charge	53
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net with Joint Option”) Charge	54
For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (“LifeGuard Freedom Flex GMWB”) Charge	55
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (“LifeGuard Freedom Flex With Joint Option GMWB”) Charge	57
Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) Charge	58
Death Benefit Charges	58
Commutation Fee	60
Other Expenses	61
Premium Taxes	61
Income Taxes	61
DISTRIBUTION OF CONTRACTS	61
PURCHASES	62
Minimum Initial Premium	63
Minimum Additional Premiums	63
Maximum Premiums	63
Allocations of Premium	63
Contract Enhancements	63
Capital Protection Program	65
Accumulation Units	65
TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS	65
Potential Limits and Conditions on Fixed Account Transfers	66
Restrictions on Transfers: Market Timing	67
TELEPHONE AND INTERNET TRANSACTIONS	68
The Basics	68
What You Can Do and How	68
What You Can Do and When	68
How to Cancel a Transaction	68
Our Procedures	68
ACCESS TO YOUR MONEY	69
Waiver of Withdrawal and Recapture Charges for Certain Emergencies	69
Guaranteed Minimum Withdrawal Benefit Considerations	70
Guaranteed Minimum Withdrawal Benefit Important Special Considerations	71
Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”)	73
5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”)	78
6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”)	82
For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up (“LifeGuard Freedom 6 GMWB”)	86
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up (“LifeGuard Freedom 6 GMWB With Joint Option”)	94
For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up (“LifeGuard Select”)	104
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up (“LifeGuard Select With Joint Option”)	115
For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up And Transfer Of Assets (“Jackson Select”)	128
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up And Transfer Of Assets (“Jackson Select With Joint Option”)	141
For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer Of Assets (“Jackson Select Protector GMWB”)	155
For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net”)	165
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net with Joint Option”)	177
Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (“LifeGuard Freedom Flex GMWB” and “LifeGuard Freedom Flex with Joint Option GMWB”).	190
LifeGuard Freedom Flex GMWB	192
LifeGuard Freedom Flex with Joint Option GMWB	202
Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”)	213
Systematic Withdrawal Program	219
Suspension of Withdrawals or Transfers	219
INCOME PAYMENTS (THE INCOME PHASE)	220
Variable Income Payments	220
Income Options	221
DEATH BENEFIT	221
Basic Death Benefit	222
Earnings Protection Benefit (“EarningsMax”)	222
Optional Death Benefits	223
5% Roll-up Death Benefit	223
6% Roll-up Death Benefit	224
Highest Quarterly Anniversary Value Death Benefit	225
Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit	226
Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit	228
LifeGuard Freedom 6 DB	229
LifeGuard Freedom Flex DB	231
Payout Options	233
Pre-Selected Payout Options	233
Special Spousal Continuation Option	233
Death of Owner On or After the Income Date	234
Death of Annuitant	234
TAXES	234
Contract Owner Taxation	234
Tax-Qualified and Non-Qualified Contracts	234
Non-Qualified Contracts – General Taxation	235
Non-Qualified Contracts – Aggregation of Contracts	235
Non-Qualified Contracts – Withdrawals and Income Payments	235
Non-Qualified Contracts – Required Distributions	235
Tax-Qualified Contracts – Withdrawals and Income Payments	235
Withdrawals – Tax-Sheltered Annuities	236
Withdrawals – Roth IRAs	236
Constructive Withdrawals – Investment Adviser Fees	236
Extension of Latest Income Date	236
Death Benefits	236
IRS Approval	236
Assignment	236
Diversification	236
Owner Control	236
Withholding	237
Jackson Taxation	237
OTHER INFORMATION	238
Dollar Cost Averaging	238
Dollar Cost Averaging Plus (DCA+)	238
Earnings Sweep	238
Rebalancing	238
Free Look	238
Advertising	239
Restrictions Under the Texas Optional Retirement Program (ORP)	239
Modification of Your Contract	239
Confirmation of Transactions	239
Legal Proceedings	239
PRIVACY POLICY	240
Collection of Nonpublic Personal Information	240
Disclosure of Current and Former Customer Nonpublic Personal Information	240
Security to Protect the Confidentiality of Nonpublic Personal Information	240
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	241
APPENDIX A (Trademarks, Services Marks, and Related Disclosures)	A-1
APPENDIX B (Contract Enhancement Recapture Charge Prospectus Examples)	B-1
APPENDIX C (Broker-Dealer Support)	C-1
APPENDIX D (GMWB Prospectus Examples)	D-1
APPENDIX E (GMWB Prospectus Examples for LifeGuard Freedom Flex GMWB, LifeGuard Freedom Flex With Joint Option GMWB, Jackson Select, Jackson Select With Joint Option and Jackson Select Protector GMWB)	E-1
APPENDIX F (Transfer of Assets Methodology)	F-1
APPENDIX G (GMWB Prospectus Examples for LifeGuard Freedom 6 Net GMWB, LifeGuard Freedom 6 Net With Joint Option GMWB, and MarketGuard Stretch GMWB)	G-1
APPENDIX H (Accumulation Unit Values)	H-1

GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning.  In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Accumulation Unit – a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

Annuitant – the natural person on whose life annuity payments for this Contract are based.  The Contract allows for the naming of joint Annuitants.  Any reference to the Annuitant includes any joint Annuitant.

Annuity Unit – a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner's death.  The Contract allows for the naming of multiple Beneficiaries.

Business Day – each day that the New York Stock Exchange is open for business.

Completed Year – the succeeding twelve months from the date on which we receive a Premium payment.  Completed Years specify the years from the date of receipt of the Premium and does not refer to Contract Years.  If the Premium receipt date is on the Issue Date of the Contract then Completed Year 0-1 does not include the first Contract Anniversary.  The first Contract Anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract Anniversary of the preceding Contract Year and ends the day before the next Contract Anniversary.

If the Premium receipt date is other than the Issue Date or a subsequent Contract Anniversary, there is no correlation of the Contract Anniversary date and Completed Years.  For example, if the Issue Date is January 15, 2011 and a Premium payment is received on February 28, 2011 then, although the first Contract Anniversary is January 15, 2012, Completed Year 0-1 for that Premium payment would begin on February 28, 2011 and end on February 27, 2012.  Completed Year 1-2 for that Premium payment would begin on February 28, 2012.

Contract – the individual deferred variable and fixed annuity contract and any optional endorsements you may have selected.

Contract Anniversary – each one-year anniversary of the Contract's Issue Date.

Contract Enhancement – a credit that we will make to each Premium payment you make.

Contract Month – the period of time between consecutive monthly anniversaries of the Contract's Issue Date.

Contract Monthly Anniversary – each one-month anniversary of the Contract's Issue Date.

Contract Quarter – the period of time between consecutive three-month anniversaries of the Contract's Issue Date.

Contract Quarterly Anniversary – each three-month anniversary of the Contract's Issue Date.

Contract Value – the sum of the allocations between the Contract's Investment Divisions, Fixed Account and Guaranteed Minimum Withdrawal Benefit (GMWB) Fixed Account.

Contract Year – the succeeding twelve months from a Contract's Issue Date and every anniversary.  The first Contract Year (Contract Year 0-1) starts on the Contract's Issue Date and extends to, but does not include, the first Contract Anniversary.  Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2011, then the end of Contract Year 0-1 would be January 14, 2012, and January 15, 2012, which is the first Contract Anniversary, begins Contract Year 1-2.

Earnings Protection Benefit – an optional benefit available at issue that may increase the amount of the death benefit payable at death.

Excess Interest Adjustment – an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, transferred, or annuitized before the end of the period.

Fixed Account – part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period.

Fixed Account Contract Value – the sum of the allocations between the Contract's Fixed Account Options.

Fixed Account Option – a Contract option within the Fixed Account for a specific period under which a stated rate of return will be credited.

Fund – a registered management investment company in which an Investment Division of the Separate Account invests.

General Account – the General Account includes all our assets, including any Contract Value allocated to the Fixed Account and the GMWB Fixed Account, which are available to our creditors.

Good Order – when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract.

GLOSSARY
Guaranteed Minimum Withdrawal Benefit (GMWB) Fixed Account – part of our General Account to and from which, if you elect a GMWB containing a Transfer of Assets provision (the LifeGuard Select GMWB, LifeGuard Select with Joint Option GMWB, Jackson Select GMWB, Jackson Select with Joint Option GMWB and Jackson Select Protector GMWB contain a Transfer of Assets provision), automatic transfers of your Contract Value may be required according to non-discretionary formulas.  The Contract Value allocated to the GMWB Fixed Account will earn a stated rate of return over a specified period.

GMWB Fixed Account Contract Value – the sum of the allocations to the Contract's GMWB Fixed Account.

Income Date – the date on which you begin receiving annuity payments.

Issue Date – the date your Contract is issued.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract's value, each of which exclusively invests in a different available Fund.  The Investment Divisions are called variable because the return on investment is not guaranteed.

Jackson, JNL, we, our, or us – Jackson National Life Insurance Company.  (We do not capitalize “we,” “our,” or “us” in the prospectus.)

Latest Income Date – the Contract Anniversary on or next following the date on which the Owner attains age 95 under a non-qualified contract, or such earlier date as required by the applicable qualified plan, law or regulation.

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract.  Usually, but not always, the Owner is the Annuitant.  The Contract allows for the naming of joint Owners.  (We do not capitalize “you” or “your” in the prospectus.)  Any reference to the Owner includes any joint Owner.

Premium(s) – consideration paid into the Contract by or on behalf of the Owner.

Remaining Premium – the total Premium paid reduced by withdrawals that incur withdrawal and/or recapture charges, and withdrawals of Premiums that are no longer subject to withdrawal and/or recapture charges.

Required Minimum Distributions (RMDs) – For certain qualified contracts, the amount defined under the Internal Revenue Code as the minimum distribution requirement as applied to your Contract only.  This definition excludes any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code if the Contract is purchased with contributions from a nontaxable transfer after the death of the owner of a qualified contract.  Different rules apply for the MarketGuard Stretch GMWB as described in the “MarketGuard Stretch GMWB” section.

Separate Account – Jackson National Separate Account – I.  The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

Separate Account Contract Value – the sum of the allocations between the Contract's Investment Divisions.

KEY FACTS

The immediately following two sections briefly introduce the Contract (and its benefits and features) and its costs; however, please carefully read the whole prospectus and any related documents before purchasing the Contract to be sure that it will meet your needs.

Allocation Options
The Contract makes available Investment Divisions and a Fixed Account for allocation of your Premium payments and Contract Value.  In addition, if you elect a GMWB containing a Transfer of Assets provision, automatic transfers of your Contract Value may be allocated to a GMWB Fixed Account.  For more information about the fixed accounts, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 22.  For more information about the Investment Divisions, please see “INVESTMENT DIVISIONS” beginning on page 25.

Investment Purpose
The Contract is intended to help you save for retirement or another long-term investment purpose.  The Contract is designed to provide tax deferral on your earnings, if it is not issued under a qualified retirement plan.  Qualified plans confer their own tax deferral.  For more information, please see “TAXES” beginning on page 234.

Free Look
If you change your mind about having purchased the Contract, you may return it without penalty.  There are conditions and limitations, including time limitations, depending on where you live.  For more information, please see “Free Look” beginning on page 238.  In some states, we are required to hold the Premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the Premiums to the Investment Divisions.  State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

Purchases
There are minimum and maximum Premium requirements.  You will receive a credit on your Premium payments, subject to fees, conditions and limitations.  The Contract also has a Premium protection option, namely the Capital Protection Program.  For more information, please see “PURCHASES” beginning on page 62.

Optional Endorsements
Not all optional endorsements are available in all states or through all broker-dealers.  The availability of optional endorsements may reflect state prohibitions and variations, Jackson’s reservation of the right not to offer certain optional endorsements, and broker-dealer selections.  The representative assisting you will advise you whether an optional benefit is available and of any variations.

Withdrawals
Before the Income Date, there are a number of ways to access your Contract Value, generally subject to a charge or adjustment, particularly during the early Contract Years.  There are also a number of optional withdrawal benefits available.  The Contract has a free withdrawal provision and waives the charges and adjustments in the event of some unforeseen emergencies.  For more information, please see “ACCESS TO YOUR MONEY” beginning on page 69.

Income Payments	There are a number of income options available. For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 220.

Death Benefit
The Contract has a death benefit that becomes payable if you die before the Income Date.  There are also a number of optional death benefits available.  For more information, please see “DEATH BENEFIT” beginning on page 221.

Contract Charges
Various charges apply under the Contract as summarized in the “FEES AND EXPENSES TABLES” below.  If the Contract Value is insufficient to pay the charges under the Contract, the Contract will terminate without value, unless you are eligible for continued payments under a Guaranteed Minimum Withdrawal Benefit.

FEES AND EXPENSES TABLES

The following tables describe the fees and expenses that you will pay when purchasing, owning and surrendering the Contract.  The first table (and footnotes) describes the fees and expenses that you will pay at the time that you purchase the Contract, surrender the Contract or transfer cash value between investment options.  Fees and expenses also may apply after the Income Date.  For more information, please see “Commutation Fee” on page 60, and “INCOME PAYMENTS (THE INCOME PHASE) beginning on page 220.

Owner Transaction Expenses

Front-end Sales Load	None

Maximum Withdrawal Charge 1
Percentage of Premium withdrawn, if applicable	7.5%

Maximum Contract Enhancement Recapture Charge 2
Percentage of the corresponding Premiums withdrawn	6.0%

Maximum Premium Taxes 3
Percentage of each Premium	3.5%

Transfer Charge 4
Per transfer after 15 in a Contract Year	$25

Expedited Delivery Charge 5	$22.50

1	The withdrawal charge is a schedule lasting nine Completed Years following each Premium as shown in the table below (state variations may apply):

	Withdrawal Charge (as a percentage of Premium payments)
Completed Years Since Receipt Of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
Withdrawal Charge	7.5%	7%	6%	5.50%	5%	4%	3%	2%	1%	0

For Contracts purchased in the state of Connecticut on or after  October 11, 2010, and for Contracts purchased in the state of Oregon, the withdrawal charge schedule includes the Contract Enhancement recapture charge and reflects the fact that the maximum Contract Enhancement credited is 5% (rather than 6% or 8%).  The withdrawal charge schedule is as follows:

	Withdrawal Charge (as a percentage of Premium payments)
Completed Years Since Receipt Of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
Withdrawal Charge	9%	9%	8%	7%	6%	5%	4%	2%	1%	0

For Contracts purchased in the state of Connecticut before October 11, 2010, the withdrawal charge schedule is as follows:
	Withdrawal Charge (as a percentage of Premium payments)
Completed Years Since Receipt Of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
Withdrawal Charge	5%	4.50%	4%	3.50%	3%	2.50%	2%	1%	0.50%	0

For more information on withdrawal charges, please see “Withdrawal Charge” under “Contract Charges” beginning on page 41.

2	For more information about recapture charges, please see “Contract Enhancement Recapture Charge” under “Contract Charges”, beginning on page 44.

3	Premium taxes generally range from 0 to 3.5% and vary by state.

4	We do not count transfers in conjunction with dollar cost averaging, earnings sweep, automatic rebalancing, and periodic automatic transfers.

5	For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

The next table (and footnotes) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds' fees and expenses.

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 6		$35

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions

Mortality And Expense Risk Charge	1.65%

Administration Charge	0.15%

Total Separate Account Annual Expenses for Base Contract		1.80

Optional Endorsements - A variety of optional endorsements to the Contract are available.  The optional endorsements listed below include endorsements and applicable charges for endorsements that were previously sold but are no longer available to be added to a new Contract.  Please see the footnotes for additional information on the various optional endorsement charges.

The following optional endorsement charge is based on average daily Contract Value in the Investment Divisions and is deducted daily as part of the calculation of the value of the Accumulation Units.  You may select the benefit below7:

Earnings Protection Benefit Maximum Annual Charge (“EarningsMax®”) 8	0.45%

The following optional death benefit endorsement charges are benefit based.  Please see the footnotes for additional information on the various optional death benefit endorsement charges.  You may select one of the available benefits listed below7:

5% Roll-up Death Benefit Maximum Annual Charge 9	1.20%
6% Roll-up Death Benefit Maximum Annual Charge (no longer offered as of April 30, 3012)10	1.60%
Highest Quarterly Anniversary Value Death Benefit Maximum Annual Charge 11	0.60%
Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit Maximum Annual Charge 12	1.40%
Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit Maximum Annual Charge (no longer offered as of April 30, 2012) 13	1.80%
LifeGuard Freedom 6 DBSM Maximum Annual Charge (no longer offered as of October 11, 2010) (only available if the LifeGuard Freedom 6 GMWB is also selected) 14	0.60%
LifeGuard Freedom Flex DBSM Maximum Annual Charge (only available with a specified combination of Options for the LifeGuard Freedom Flex GMWB) 15	0.72%

The following optional endorsement charges are benefit based.  Please see the footnotes for additional information on the various optional endorsement charges.  You may select one of the available benefits listed below7:

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up Maximum Annual Charge (“SafeGuard MaxSM”) 16	1.20%
5% GMWB With Annual Step-Up Maximum Annual Charge (“AutoGuard 5SM”) 17	1.74%
6% GMWB With Annual Step-Up Maximum Annual Charge (“AutoGuard 6SM”) 18	2.04%
For Life GMWB With Bonus and Annual Step-Up Maximum Annual Charge (no longer offered as of October 11, 2010) (“LifeGuard Freedom 6SM GMWB”) 19	1.50%
Joint For Life GMWB With Bonus and Annual Step-Up Maximum Annual Charge (no longer offered as of October 11, 2010) (“LifeGuard Freedom 6 GMWB With Joint Option”) 20	1.86%

For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Maximum Annual Charge (no longer offered as of May 1, 2010)(“LifeGuard SelectSM”) 21	1.50%
Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Maximum Annual Charge (no longer offered as of May 1, 2010)(“LifeGuard Select With Joint Option”) 22	1.86%
For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets Maximum Annual Charge (“Jackson SelectSM”)(no longer offered as of May 1, 2011) 23	2.04%
Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets Maximum Annual Charge (“Jackson Select With Joint Option”)(no longer offered as of May 1, 2011) 24	2.64%
For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets Charge (“Jackson Select ProtectorSM GMWB”) 25	2.34%
For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net”) 26	2.22%
For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net”) with Optional GAWA% Table27	2.70%
Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net With Joint Option”) 28	3.00%
Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net With Joint Option”) with Optional GAWA% Table29	3.00%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex GMWB”) 30	2.64%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex GMWB”) with Optional GAWA% Table31	3.00%
Joint For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex With Joint Option GMWB”) 32	3.00%
Joint For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex With Joint Option GMWB”) with Optional GAWA% Table33	3.00%
Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard StretchSM GMWB”)34	2.22%

6
This charge is waived on Contract Value of $50,000 or more.  This charge is deducted proportionally from allocations to the Investment Divisions, the Fixed Account and the GMWB Fixed Account either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

7	Some optional endorsements are only available to select when purchasing the Contract and once purchased cannot be canceled.

8	The current charge is 0.30%.

9
The current charge is 0.20% of the GMDB Benefit Base each Contract Quarter (0.80% annually), subject to a maximum annual charge of 1.20% of the GMDB Benefit Base (as used in the Table).  For endorsements issued before April 30, 2012, the current charge is 0.15% of the GMDB Benefit Base each quarter (0.60% annually), subject to a maximum annual charge of 1.20% of the GMDB Benefit Base.

For more information about the charge for this endorsement, please see “5% Roll-up Death Benefit” under “Death Benefit Charges”, beginning on page 58.  For more information about how the endorsement works, including how the GMDB Benefit Base is calculated, please see “5% Roll-up Death Benefit” under “Optional Death Benefits”, beginning on page 223.

10	The current charge is 0.20% of the GMDB Benefit Base each Contract Quarter (0.80% annually), subject to a maximum annual charge of 1.60% of the GMDB Benefit Base (as used in the Table).

For more information about the charge for this endorsement, please see “6% Roll-up Death Benefit” under “Death Benefit Charges”, beginning on page58.  For more information about how the endorsement works, including how the GMDB Benefit Base is calculated, please see “6% Roll-up Death Benefit” under “Optional Death Benefits”, beginning on page 223.

11	The current charge is 0.075% of the GMDB Benefit Base each Contract Quarter (0.30% annually), subject to a maximum annual charge of 0.60% of the GMDB Benefit Base (as used in the Table).

For more information about the charge for this endorsement, please see “Highest Quarterly Anniversary Value Death Benefit” under “Death Benefit Charges”, beginning on page 59.  For more information about how the endorsement works, including how the GMDB Benefit Base is calculated, please see “Highest Quarterly Anniversary Value Death Benefit” under “Optional Death Benefits”, beginning on page 223.

12
The current charge is 0.225% of the GMDB Benefit Base each Contract Quarter (0.90% annually), subject to a maximum annual charge of 1.40% of the GMDB Benefit Base (as used in the table).  For endorsements issued before April 30, 2012, the current charge is  0.175% of the GMDB Benefit Base each Contract Quarter (0.70% annually), subject to a maximum annual charge of 1.40% of the GMDB Benefit Base.

For more information about the charge for this endorsement, please see “Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit” under “Death Benefit Charges”, beginning on page 59.  For more information about how the endorsement works, including how the GMDB Benefit Base is calculated, please see “Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit” under “Optional Death Benefits”, beginning on page 223.

13	The current charge is 0.225% of the GMDB Benefit Base each Contract Quarter (0.90% annually), subject to a maximum annual charge of 1.80% of the GMDB Benefit Base (as used in the Table).

For more information about the charge for this endorsement, please see “Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit” under “Death Benefit Charges”, beginning on page 58.  For more information about how the endorsement works, including how the GMDB Benefit Base is calculated, please see “Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit” under “Optional Death Benefits”, beginning on page 223.

14	The current and maximum charge is 0.15% of the GMWB Death Benefit each Contract Quarter (0.60% annually).

For more information about the charge for the LifeGuard Freedom 6 DB, please see “LifeGuard Freedom 6 DB” under “Death Benefit Charges”, beginning on page 58.  For more information about how this optional death benefit endorsement works, including how the GMWB Death Benefit is calculated, please see “LifeGuard Freedom 6 DB” under “Optional Death Benefits”, beginning on page 223.

15
The current and maximum charge for the LifeGuard Freedom Flex DB is 0.175% of the GMWB Death Benefit each Contract Quarter (0.70% annually).  However, for Contracts purchased in Washington State, the current and maximum charge is 0.06% of the GMWB Death Benefit each Contract Month (0.72% annually, as used in the table).

For more information about the charge for the LifeGuard Freedom Flex DB, please see “LifeGuard Freedom Flex DB” under “Death Benefit Charges”, beginning on page 58.  For more information about how the LifeGuard Freedom Flex DB works, including how the GMWB Death Benefit is calculated, please see “LifeGuard Freedom Flex DB” under “Optional Death Benefits”, beginning on page 223.

16
1.20% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, you pay the charge each Contract Month.  The tables below have the maximum and current charges.

GMWB With 5-Year Step-Up
Annual Charge	Maximum		Current
For endorsements purchased on or after May 1, 2010	1.20%	(WA Only) 1.20%	.60%	(WA Only) .60%
For endorsements purchased before May 1, 2010	.80%	.81%	0.45%	0.45%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up Charge” beginning on page 44.  For more information about how this endorsement works, including how the GWB is calculated, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 73.

17
1.70% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, the maximum annual charge is 1.74% of the GWB, which charge is payable each Contract Month.  The tables below have the maximum and current charges.

5% GMWB With Annual Step-Up
Annual Charge	Maximum		Current
For endorsements purchased on or after May 1, 2011	1.70%	(WA Only) 1.74%	0.85%	(WA Only) 0.87%
For endorsements purchased before May 1, 2011	1.45%	1.47%	0.65%	0.66%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 45.  For more information about how the endorsement works, including how the GWB is calculated, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 78.

18
2.00% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, the maximum annual charge is 2.04% of the GWB, which charge is payable each Contract Month. The tables below have the maximum and current charges.

6% GMWB With Annual Step-Up
Annual Charge	Maximum		Current
For endorsements purchased on or after May 1, 2011	2.00%	(WA Only) 2.04%	1.00%	(WA Only) 1.02%
For endorsements purchased before May 1, 2011	1.60%	1.62%	0.85%	0.87%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 46.  For more information about how the endorsement works, including how the GWB is calculated, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 82.

19
1.50% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, you pay the charge each Contract Month.  The tables below have the maximum and current charges.

For Life GMWB With Bonus and Annual Step-Up
Annual Charge	Maximum		Current
Ages 45 – 80	1.50%	(WA Only) 1.50%	0.95%	(WA Only) 0.96%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Bonus and Annual Step-Up Charge” beginning on page 47.  For more information about how the endorsement works, including how the GWB is calculated, please see “For Life GMWB With Bonus and Annual Step-Up” beginning on page 86.

20
1.85% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, 1.86% of the GWB is the maximum annual charge, which charge is payable each Contract Month.  The tables below have the maximum and current charges.

Joint For Life GMWB With Bonus and Annual Step-Up
Annual Charge	Maximum		Current
Ages 45 – 80	1.85%	(WA Only) 1.86%	1.25%	(WA Only) 1.26%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB With Bonus and Annual Step-Up Charge” beginning on page 48.  For more information about how the endorsement works, including how the GWB is calculated, please see “Joint For Life GMWB With Bonus and Annual Step-Up” beginning on page 94.

21
1.50% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, you pay the charge each Contract Month.  The tables below have the maximum and current charges.

For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up
Annual Charge	Maximum		Current
Ages 55 – 80	1.50%	(WA Only) 1.50%	0.85%	(WA Only) 0.87%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Charge” beginning on page 49.  For more information about how the endorsement works, including how the GWB is calculated, please see “For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up” beginning on page 104.

22
1.85% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, 1.86% of the GWB is the maximum annual charge, which charge is payable each Contract Month.  The tables below have the maximum and current charges.

Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up
Annual Charge	Maximum		Current
Ages 55– 80	1.85%	(WA Only) 1.86%	1.05%	(WA Only) 1.05%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Charge” beginning on page 50.  For more information about how the endorsement works, including how the GWB is calculated, please see “Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up” beginning on page 115.

23
2.00% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, 2.04% is the maximum annual charge, which charge is payable each Contract Month.  The tables below have the maximum and current charges.

For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets
Annual Charge	Maximum		Current
For endorsements purchased on or after October 11, 2010	2.00%	(WA Only) 2.04%	1.00%	(WA Only) 1.02%
For endorsements purchased before October 11, 2010	1.70%	1.74%	.85%	.87%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets Charge” beginning on page 50.  For more information about how the endorsement works, including how the GWB is calculated, please see “For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets” beginning on page 128.

24
2.60% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, 2.64% of the GWB is the maximum annual charge, which charge is payable each Contract Month.  The tables below have the maximum and current charges.

Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets
Annual Charge	Maximum		Current
For endorsements purchased on or after October 11, 2010	2.60%	(WA Only) 2.64%	1.30%	(WA Only) 1.32%
For endorsements purchased before October 11, 2010	2.10%	2.10%	1.05%	1.05%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets Charge” beginning on page 51.  For more information about how the endorsement works, including how the GWB is calculated, please see “Joint For Life GMWB With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets” beginning on page 141.

25
2.30% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, 2.34% of the GWB is the maximum annual charge, which charge is payable each Contract Month.  The tables below have the maximum and current charges.

For Life GMWB With Annual Step-Up and Transfer of Assets
Annual Charge	Maximum		Current
	2.30%	(WA Only) 2.34%	1.15%	(WA Only) 1.17%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Annual Step-Up and Transfer of Assets Charge” beginning on page 52.  For more information about how the endorsement works, including how the GWB is calculated, please see “For Life GMWB With Annual Step-Up and Transfer of Assets” beginning on page 155.

26
2.20% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, 2.22% of the GWB is the maximum annual charge, which charge is payable each Contract Month.  The tables below have the maximum and current charges.

For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount
Annual Charge	Maximum		Current
For endorsements purchased before April 30, 2012	2.10%	(WA Only) 2.10%	1.05%	(WA Only) 1.05%
For endorsements purchased on or after April 30, 2012	2.20%	(WA Only) 2.22%	1.10%	(WA Only) 1.11%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 52.  For more information about how the endorsement works, including how the GWB is calculated, please see “For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount” beginning on page 165.

27
2.70% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, the charge is payable each Contract Month.  The tables below have the maximum and current charges.

For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount with Optional GAWA% Table
Annual Charge	Maximum		Current
	2.70%	(WA Only) 2.70%	1.35%	(WA Only) 1.35%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 53.  For more information about how the endorsement works, including how the GWB is calculated, please see “For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount” beginning on page 165.

28
3.00% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, you pay the charge each Contract Month.    The tables below have the maximum and current charges.

Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount
Annual Charge	Maximum		Current
For endorsements purchased before April 30, 2012	3.00%	(WA Only) 3.00%	1.50%	(WA Only) 1.50%
For endorsements purchased on or after April 30, 2012	3.00%	(WA Only) 3.00%	1.55%	(WA Only) 1.56%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 54.  For more information about how the endorsement works, including how the GWB is calculated, please see “Joint For Life GMWB Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount” beginning on page 177.

29
3.00% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, you pay the charge each Contract Month.  The tables below have the maximum and current charges.

Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount with Optional GAWA% Table
Annual Charge	Maximum		Current
	3.00%	(WA Only) 3.00%	1.80%	(WA Only) 1.80%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 54.  For more information about how the endorsement works, including how the GWB is calculated, please see “Joint For Life GMWB Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount” beginning on page 177.

30
2.60% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, 2.64% of the GWB is the maximum annual charge, which charge is payable each Contract Month.  The tables below have the maximum and current charges.

LifeGuard Freedom Flex GMWB
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.80%	(WA Only) 1.80%	0.90%	(WA Only) 0.90%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.00%	2.04%	1.00%	1.02%
6% Bonus and Annual Step-Up	1.90%	1.92%	0.95%	0.96%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%
8% Bonus and Annual Step-Up (no longer offered on or after August 29, 2011)	2.60%	2.64%	1.30%	1.32%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Bonus and Step-Up Charge” beginning on page 55.  For more information about how the endorsement works, including how the GWB is calculated, please see “LifeGuard Freedom Flex GMWB” beginning on page 192.

31
3.00% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, you pay the charge each Contract Month.  The tables below have the maximum and current charges.

LifeGuard Freedom Flex GMWB with Optional GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.30%	(WA Only) 2.34%	1.15%	(WA Only) 1.17%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%
6% Bonus and Annual Step-Up	2.40%	2.40%	1.20%	1.20%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.70%	2.70%	1.35%	1.35%
7% Bonus and Annual Step-Up	2.70%	2.70%	1.35%	1.35%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.50%	1.50%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Bonus and Step-Up Charge” beginning on page 55.  For more information about how the endorsement works, including how the GWB is calculated, please see “LifeGuard Freedom Flex GMWB” beginning on page 192.

32
3.00% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, you pay the charge each Contract Month.   The tables below have the maximum and current charges.

LifeGuard Freedom Flex With Joint Option GMWB
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.10%	(WA Only) 2.10%	1.05%	(WA Only) 1.05%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%
6% Bonus and Annual Step-Up	2.50%	2.52%	1.25%	1.26%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.50%	1.50%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.50%	1.50%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB With Bonus and Step-Up Charge” beginning on page 57. For more information about how the endorsement works, including how the GWB is calculated, please see “LifeGuard Freedom Flex GMWB With Joint Option” beginning on page 202.

33
3.00% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, you pay the charge each Contract Month.  The tables below have the maximum and current charges.

LifeGuard Freedom Flex With Joint Option GMWB with Optional GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.60%	(WA Only) 2.64%	1.30%	(WA Only) 1.32%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.50%	1.50%
6% Bonus and Annual Step-Up	3.00%	3.00%	1.50%	1.50%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.75%	1.77%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.75%	1.77%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB With Bonus and Step-Up Charge” beginning on page 57.  For more information about how the endorsement works, including how the GWB is calculated, please see “LifeGuard Freedom Flex GMWB With Joint Option” beginning on page 202.

34
2.20% of the GMWB Charge Base is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, 2.22% of the GMWB Charge Base is the maximum annual charge, which charge is payable each Contract Month.   The tables below have the maximum and current charges.

MarketGuard Stretch GMWB
Annual Charge	Maximum		Current
	2.20%	(WA Only) 2.22%	1.10%	(WA Only) 1.11%
Charge Basis	GMWB Charge Base
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) Charge” beginning on page 58.  For more information about how the endorsement works, including how the GMWB Charge Base is calculated, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”)” beginning on page 213.

The next item shows the minimum and maximum total annual operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract.

Total Annual Fund Operating Expenses

(Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses.)

Minimum: 0.57%

Maximum: 2. 30%

More detail concerning each Fund's fees and expenses is below.  But please refer to the Funds' prospectuses for even more information, including investment objectives, performance, and information about Jackson National Asset Management, LLC®, the Funds' Adviser and Administrator, as well as the sub-advisers.

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management and Admin Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Contractual Fee Waiver and/or Expense Reimbursement	Net Total Annual Fund Operating Expenses
JNL/American Funds ® Blue Chip Income and Growth	1.26% A	0.25% A	0.01% A	0.00%	1.52% A	0.45% B	1.07% A,B
JNL/American Funds Global Bond	1.38% A	0.25% A	0.03% A	0.00%	1.66% A	0.55% B	1.11% A,B
JNL/American Funds Global Small Capitalization	1.60% A	0.25% A	0.04% A	0.00%	1.89% A	0.60% B	1.29% A,B
JNL/American Funds Growth-Income	1.12% A	0.25% A	0.01% A	0.00%	1.38% A	0.40% B	0.98% A,B
JNL/American Funds International	1.49% A	0.25% A	0.04% A	0.00%	1.78% A	0.55% B	1.23% A,B
JNL/American Funds New World	1.93% A	0.25% A	0.05% A	0.00%	2.23% A	0.80% B	1.43% A,B
JNL/DFA U.S. Core Equity	0.72%	0.20%	0.01%	0.02%	0.95%	0.12% C	0.83%
JNL/Mellon Capital Management Global Alpha	1.15%	0.20%	0.00%	0.01%	1.36%	0.00% C	1.36%
JNL/T. Rowe Price Value	0.73%	0.20%	0.00%	0.00%	0.93%	0.01% C	0.92%
JNL/WMC Money Market	0.37%	0.20%	0.00%	0.00%	0.57%	0.34% D	0.23% D

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management and Admin Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL Institutional Alt 20	0.18%	0.00%	0.01%	0.75%	0.94%
JNL Institutional Alt 35	0.17%	0.00%	0.00%	0.87%	1.04%
JNL Institutional Alt 50	0.17%	0.00%	0.00%	0.98%	1.15%
JNL Institutional Alt 65	0.18%	0.00%	0.00%	1.08%	1.26%
JNL/American Funds ® Balanced Allocation	0.45%	0.25%	0.01%	0.46%	1.17%
JNL/American Funds Growth Allocation	0.45%	0.25%	0.01%	0.50%	1.21%
JNL/BlackRock Commodity Securities	0.78%	0.20%	0.00%	0.03%	1.01%
JNL/BlackRock Global Allocation	0.90%	0.20%	0.01%	0.01%	1.12%
JNL/Brookfield Global Infrastructure	0.95%	0.20%	0.03%	0.02%	1.20%
JNL/Capital Guardian Global Balanced	0.80%	0.20%	0.01%	0.01%	1.02%
JNL/Capital Guardian Global Diversified Research	0.87%	0.20%	0.01%	0.00%	1.08%
JNL/Eagle SmallCap Equity	0.79%	0.20%	0.00%	0.00%	0.99%
JNL/Franklin Templeton Founding Strategy	0.05%	0.00%	0.00%	1.04%	1.09%
JNL/Franklin Templeton Global Growth	0.86%	0.20%	0.00%	0.01%	1.07%
JNL/Franklin Templeton Global Multisector Bond	0.90%	0.20%	0.02%	0.02%	1.14%
JNL/Franklin Templeton Income	0.74%	0.20%	0.01%	0.01%	0.96%
JNL/Franklin Templeton International Small Cap Growth	1.10%	0.20%	0.01%	0.01%	1.32%
JNL/Franklin Templeton Mutual Shares	0.84%	0.20%	0.02%	0.02%	1.08%
JNL/Franklin Templeton Small Cap Value	0.91%	0.20%	0.01%	0.01%	1.13%
JNL/Goldman Sachs Core Plus Bond	0.67%	0.20%	0.01%	0.04%	0.92%
JNL/Goldman Sachs Emerging Markets Debt	0.86%	0.20%	0.01%	0.03%	1.10%
JNL/Goldman Sachs Mid Cap Value	0.81%	0.20%	0.00%	0.01%	1.02%
JNL/Goldman Sachs U.S. Equity Flex	0.95%	0.20%	0.88%	0.00%	2.03%
JNL/Invesco Global Real Estate	0.85%	0.20%	0.01%	0.00%	1.06%
JNL/Invesco International Growth	0.80%	0.20%	0.01%	0.01%	1.02%
JNL/Invesco Large Cap Growth	0.76%	0.20%	0.00%	0.01%	0.97%
JNL/Invesco Small Cap Growth	0.95%	0.20%	0.00%	0.01%	1.16%
JNL/Ivy Asset Strategy	1.02%	0.20%	0.00%	0.01%	1.23%
JNL/JPMorgan International Value	0.80%	0.20%	0.01%	0.00%	1.01%
JNL/JPMorgan MidCap Growth	0.79%	0.20%	0.00%	0.01%	1.00%
JNL/JPMorgan U.S. Government & Quality Bond	0.49%	0.20%	0.01%	0.01%	0.71%
JNL/Lazard Emerging Markets	1.02%	0.20%	0.00%	0.01%	1.23%
JNL/Lazard Mid Cap Equity	0.81%	0.20%	0.01%	0.01%	1.03%
JNL/M&G Global Basics	1.00%	0.20%	0.01%	0.01%	1.22%
JNL/M&G Global Leaders	1.00%	0.20%	0.03%	0.00%	1.23%
JNL/Mellon Capital Management Emerging Markets Index	0.55%	0.20%	0.09%	0.02%	0.86%
JNL/Mellon Capital Management European 30	0.57%	0.20%	0.01%	0.00%	0.78%
JNL/Mellon Capital Management Pacific Rim 30	0.56%	0.20%	0.01%	0.00%	0.77%
JNL/Mellon Capital Management S&P 500 Index	0.35%	0.20%	0.02%	0.00%	0.57%
JNL/Mellon Capital Management S&P 400 MidCap Index	0.37%	0.20%	0.02%	0.00%	0.59%
JNL/Mellon Capital Management Small Cap Index	0.37%	0.20%	0.02%	0.00%	0.59%
JNL/Mellon Capital Management International Index	0.42%	0.20%	0.03%	0.00%	0.65%
JNL/Mellon Capital Management Bond Index	0.36%	0.20%	0.01%	0.00%	0.57%
JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index	0.48%	0.20%	0.03%	0.00%	0. 71%
JNL/Mellon Capital Management Index 5	0.05%	0.00%	0.00%	0.59%	0.64%
JNL/Mellon Capital Management 10 x 10	0.05%	0.00%	0.00%	0.62%	0.67%
JNL/Morgan Stanley Mid Cap Growth	0.90%	0.20%	0.01%	0.00%	1.11%
JNL/Neuberger Berman Strategic Income	0.75%	0.20%	0.01%	0.00%	0.96%
JNL/Oppenheimer Global Growth	0.81%	0.20%	0.00%	0.00%	1.01%
JNL/Eastspring Investments Asia ex-Japan	1.05%	0.20%	0.03%	0.00%	1.28%
JNL/Eastspring Investments China-India	1.10%	0.20%	0.01%	0.00%	1.31%
JNL/PIMCO Real Return	0.59%	0.20%	0.02%	0.00%	0.81%
JNL/PIMCO Total Return Bond	0.60%	0.20%	0.00%	0.00%	0.80%
JNL/PPM America Floating Rate Income	0.80%	0.20%	0.00%	0.01%	1.01%
JNL/PPM America High Yield Bond	0.54%	0.20%	0.01%	0.01%	0.76%
JNL/PPM America Mid Cap Value	0.85%	0.20%	0.01%	0.00%	1.06%
JNL/PPM America Small Cap Value	0.85%	0.20%	0.01%	0.00%	1.06%
JNL/PPM America Value Equity	0.65%	0.20%	0.01%	0.00%	0.86%
JNL/Red Rocks Listed Private Equity	0.96%	0.20%	0.01%	1.13%	2.30%
JNL/T. Rowe Price Established Growth	0.67%	0.20%	0.00%	0.00%	0.87%
JNL/T. Rowe Price Mid-Cap Growth	0.80%	0.20%	0.01%	0.00%	1.01%
JNL/T. Rowe Price Short-Term Bond	0.51%	0.20%	0.01%	0.02%	0.74%
JNL/UBS Large Cap Select Growth	0.75%	0.20%	0.01%	0.01%	0.97%
JNL/WMC Balanced	0.54%	0.20%	0.00%	0.02%	0.76%
JNL/WMC Value	0.58%	0.20%	0.01%	0.00%	0.79%
JNL/S&P Managed Conservative	0.15%	0.00%	0.01%	0.85%	1.01%
JNL/S&P Managed Moderate	0.14%	0.00%	0.01%	0.89%	1.04%
JNL/S&P Managed Moderate Growth	0.14%	0.00%	0.00%	0.91%	1.05%
JNL/S&P Managed Growth	0.14%	0.00%	0.00%	0.95%	1.09%
JNL/S&P Managed Aggressive Growth	0.16%	0.00%	0.00%	0.97%	1.13%
JNL Disciplined Moderate	0.18%	0.00%	0.00%	0.69%	0.87%
JNL Disciplined Moderate Growth	0.18%	0.00%	0.00%	0.68%	0.86%
JNL Disciplined Growth	0.18%	0.00%	0.00%	0.67%	0.85%
JNL/S&P Competitive Advantage	0.50%	0.20%	0.00%	0.00%	0.70%
JNL/S&P Dividend Income & Growth	0.49%	0.20%	0.00%	0.00%	0.69%
JNL/S&P Intrinsic Value	0.50%	0.20%	0.00%	0.00%	0.70%
JNL/S&P Total Yield	0.50%	0.20%	0.00%	0.00%	0.70%
JNL/S&P 4	0.05%	0.00%	0.00%	0.70%	0.75%
JNL/Mellon Capital Management Dow SM 10	0.44%	0.20%	0.03%	0.00%	0.67%
JNL/Mellon Capital Management S&P ® 10	0.45%	0.20%	0.02%	0.00%	0.67%
JNL/Mellon Capital Management Global 15	0.49%	0.20%	0.01%	0.00%	0.70%
JNL/Mellon Capital Management Nasdaq ® 25	0.45%	0.20%	0.04%	0.00%	0.69%
JNL/Mellon Capital Management Value Line ® 30	0.43%	0.20%	0.11%	0.00%	0.74%
JNL/Mellon Capital Management Dow SM Dividend	0.45%	0.20%	0.02%	0.00%	0.67%
JNL/Mellon Capital Management S&P ® 24	0.44%	0.20%	0.01%	0.00%	0.65%
JNL/Mellon Capital Management 25	0.44%	0.20%	0.00%	0.00%	0.64%
JNL/Mellon Capital Management Select Small-Cap	0.45%	0.20%	0.00%	0.00%	0.65%
JNL/Mellon Capital Management JNL 5	0.42%	0.20%	0.02%	0.00%	0.64%
JNL/Mellon Capital Management VIP	0.45%	0.20%	0.03%	0.00%	0.68%
JNL/Mellon Capital Management JNL Optimized 5	0.44%	0.20%	0.04%	0.00%	0.68%
JNL/Mellon Capital Management S&P ® SMid 60	0.44%	0.20%	0.01%	0.00%	0.65%
JNL/Mellon Capital Management NYSE ® International 25	0.52%	0.20%	0.05%	0.00%	0.77%
JNL/Mellon Capital Management Communications Sector	0.48%	0.20%	0.03%	0.00%	0.71%
JNL/Mellon Capital Management Consumer Brands Sector	0.48%	0.20%	0.02%	0.00%	0.70%
JNL/Mellon Capital Management Financial Sector	0.46%	0.20%	0.02%	0.00%	0.68%
JNL/Mellon Capital Management Healthcare Sector	0.45%	0.20%	0.03%	0.00%	0.68%
JNL/Mellon Capital Management Oil & Gas Sector	0.43%	0.20%	0.03%	0.00%	0.66%
JNL/Mellon Capital Management Technology Sector	0.44%	0.20%	0.03%	0.00%	0.67%

A	Fees and expenses at the Master Fund level for Class 1 shares of each respective Fund are as follows:

JNL/American Funds Blue Chip Income and Growth Fund: Management Fee: 0.41%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.01%; Total Annual Portfolio Operating Expenses: 0.42%.

JNL/American Funds Global Bond Fund: Management Fee: 0.53%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.03%; Total Annual Portfolio Operating Expenses: 0.56%.

JNL/American Funds Global Small Capitalization Fund: Management Fee: 0.70%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.74%.

JNL/American Funds Growth-Income Fund: Management Fee: 0.27%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.01%; Total Annual Portfolio Operating Expenses: 0.28%.

JNL/American Funds International Fund: Management Fee: 0.49%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.53%.

JNL/American Funds New World Fund: Management Fee: 0.73%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.05%; Total Annual Portfolio Operating Expenses: 0.78%.

B
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for such time as the Fund is operated as a Feeder Fund, because during that time it will not be providing the portfolio management portion of the investment advisory and management services. This fee waiver will generally continue as long as the Fund is part of a master-feeder Fund structure, but in any event, the fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees. The Management and Admin Fee and the Annual Operating Expense columns in this table reflect the inclusion of the contractual fee waivers.

C
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for at least one year from the date of this Prospectus. Thereafter, the waiver will automatically renew for one-year terms unless the Adviser provides written notice of the termination of the agreement to the Board of Trustees within 30 days of the end of the then current term.

D
JNAM has contractually agreed to waive fees and reimburse expenses of the Fund to the extent necessary to limit the total operating expenses of each class of shares of the Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s investment income for the period.  The fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees.

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions, the Fixed Account and the GMWB Fixed Account, if applicable.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated.  Neither transfer fees nor Premium tax charges are reflected in the example.  The example also assumes that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost if you select the optional Earnings Protection Benefit, the most expensive Optional Death Benefit Endorsement and the most expensive Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1, 697	$3, 310	$4, 811	$7, 700

If you annuitize at the end of the applicable time period:

1 year *	3 years	5 years	10 years
$1, 697	$2 , 710	$4, 311	$7, 700

*  Withdrawal charges apply to annuitizations occurring within one year of the Contract's Issue Date.

If you do not surrender your Contract:

1 year	3 years	5 years	10 years
$947	$2, 710	$4, 311	$7, 700

The example does not represent past or future expenses.  Your actual costs may be higher or lower.

CONDENSED FINANCIAL INFORMATION

The information about the values of all Accumulation Units constitute the condensed financial information, which can be found in the Statement of Additional Information.    The value of an Accumulation Unit is determined on the basis of changes in the per share value of an underlying Fund and Separate Account charges for the base Contract and the various combinations of optional endorsements.  The financial statements of the Separate Account and Jackson can be found in the Statement of Additional Information.  The financial statements of the Separate Account include information about all the contracts offered through the Separate Account.  The financial statements of Jackson that are included should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts.  Jackson's financial statements do not bear on the future investment experience of the assets held in the Separate Account.  For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center.  Our contact information is on the cover page of this prospectus.

THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us.  Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit.  Purchases under tax-qualified plans should be made for other than tax deferral reasons.  Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract.  We will not issue a Contract to someone older than age 85.  Optional benefits may have different requirements, as noted.

Your Contract Value may be allocated to:

●	our Fixed Account, as may be made available by us, or as may be otherwise limited by us,
●
our GMWB Fixed Account (only if the optional LifeGuard Select GMWB, LifeGuard Select with Joint Option GMWB, Jackson Select GMWB, Jackson Select with Joint Option GMWB, or Jackson Select Protector GMWB are elected), as may be made available by us, or as may be otherwise limited by us, or to

●	Investment Divisions of the Separate Account that invest in underlying Funds.

Your Contract, like all deferred annuity contracts, has two phases:

●	the accumulation phase, when you make Premium payments to us, and
●	the income phase, when we make income payments to you.

As the Owner, you can exercise all the rights under your Contract.  You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form).  We reserve the right to refuse an assignment, and an assignment may be a taxable event.  Your ability to change ownership is limited on Contracts with one of the For Life GMWBs.  Please contact our Annuity Service Center for help and more information.

The Contract is a flexible Premium fixed and variable deferred annuity and may be issued as either an individual or a group contract.  Contracts issued in your state may provide different features and benefits than those described in this prospectus.  This prospectus provides a description of the material rights and obligations under the Contract.  Your Contract and any endorsements are the formal contractual agreement between you and the Company.  In those states where Contracts are issued as group contracts, references throughout the prospectus to “Contract(s)” shall also mean “certificate(s).”

JACKSON

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961.  Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951.  We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York.  We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

We issue and administer the Contracts and the Separate Account.  We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

We are working to provide documentation electronically.  When this program is available, we will, as permitted, forward documentation electronically.  Please contact us at our Annuity Service Center for more information.

THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT

Contract Value allocated to the Fixed Account and/or the GMWB Fixed Account will be placed with other assets in our General Account.  Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors.  Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits.  The Fixed Account and the GMWB Fixed Account are not registered with the SEC, and the SEC does not review the information we provide to you about them.  Disclosures regarding the Fixed Account and the GMWB Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.  Both the availability of, and transfers into and out of, the Fixed Account (which consists of Fixed Account Options) and the GMWB Fixed Account may be subject to contractual and administrative requirements.  For more information, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Annuity Service Center.

THE FIXED ACCOUNT

Fixed Account Options.  Each Fixed Account Option credits interest to your Contract Value in the Fixed Account for a specified period that you select (currently, one, three, five or seven years), subject to availability (and we reserve the right, in our sole discretion, to limit or suspend availability of the Fixed Account Options), so long as the Contract Value in that Fixed Account Option is not withdrawn, transferred, or annuitized until the end of the specified period.  You may not elect any Fixed Account Option that extends beyond the Income Date, other than the one-year option; and election of the one-year option will not extend the Income Date.  Rather, commencing on the Income Date, we will cease to credit interest under any one-year Fixed Account Option that has not yet reached the end of its term.

Rates of Interest We Credit.  Our procedures for determining the rates of interest we credit differ somewhat depending on when your Contract is issued, as discussed in 1 and 2 below.

1.
For Contracts issued on or after October 11, 2010.  These Contracts guarantee a Fixed Account minimum interest rate that applies to every Fixed Account Option under any Contract, regardless of the term of that option.  The Fixed Account minimum interest rate guaranteed by the Contracts at least equals the minimum rate prescribed by the applicable non-forfeiture law in each state where the Contracts are sold.  In addition, we establish a declared rate of interest (“base interest rate”) at the time you allocate any Premium payment or other Contract Value to a Fixed Account Option, and that base interest rate will remain in effect for the entire term of the Fixed Account Option that you select for that allocation.  To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account minimum interest rate, we will credit that allocation with the higher base interest rate.  Thus, the declared base interest rate could be greater than the guaranteed Fixed Account minimum interest rate specified in your Contract, but will never cause you to be credited with less than the currently applicable Fixed Account minimum interest rate.  Subject to the Fixed Account minimum interest rate, we may declare different base interest rates at different times, although any new base interest rate Jackson declares for a Fixed Account Option will apply only to Premiums or other amounts allocated to that Fixed Account Option after the new rate goes into effect.

The Fixed Account minimum interest rate will be a rate, credited daily, that will be reset every January pursuant to a formula that is prescribed under applicable state nonforfeiture laws and that is set forth in the Contracts.  Specifically, the Fixed Account minimum interest rate will be reset each January to equal the average of the daily five-year Constant Maturity Treasury Rates reported by the Federal Reserve for the preceding October (rounded to the nearest 1/20 of a percent), less 1.25%, provided further that the Fixed Account minimum interest rate will never be less than 1% or more than 3%.  As noted above, these limits are prescribed by state non-forfeiture laws and set forth in the Contracts.  This means that the Fixed Account minimum interest rate applicable to your Contract will in no case ever exceed a maximum of 3%. Your Contract’s initial Fixed Account minimum interest rate will be stated in your Contract, and will be the rate that is in effect on the Contract’s Issue Date pursuant to the foregoing formula.    Thereafter, on the Contract Monthly Anniversary for each January, the Fixed Account minimum interest rate will be reset in accordance with the above formula. (The Contract Monthly Anniversary for any January is the Contract Monthly Anniversary that falls within that month).  If you allocate a Premium payment or other Contract Value to a Fixed Account Option, the Fixed Account minimum interest rate in effect at the time of the allocation would initially apply to that allocation.  Subsequent resets of the Fixed Account minimum interest rate on each January Contract Monthly Anniversary could change the amount of interest you would thereafter earn on that allocation.  Thus, if the new Fixed Account minimum interest rate is higher than the rate previously being credited to your allocation to a Fixed Account Option, the interest rate being credited would increase to that new higher rate.  On the other hand, if the new Fixed Account minimum interest rate is lower than the rate being credited to your allocation, the interest rate being credited would decrease to that lower rate, but never below the base interest rate.  We will advise you  of any  new Fixed Account minimum interest rate in the fourth quarter report for the calendar year preceding the January Contract Monthly Anniversary on which the change occurs.

2.
For Contracts issued before October 11, 2010. Under these Contracts, we credit a base interest rate that we declare at the time you allocate any Premium payment or other Contract Value to a Fixed Account Option, and that base interest rate will remain in effect for the entire term of the Fixed Account Option that you select for that allocation.  No base interest rate will be less than the Contract’s Fixed Account minimum interest rate that applies at the time we establish that base interest rate.  The Fixed Account minimum interest rate under these Contracts is 2% a year, credited daily, during the first ten Contract Years and 3% a year, credited daily, thereafter.  Subject to these minimum requirements, we may declare different base interest rates at different times.

For the most current information about applicable interest rates, you may contact your registered representative or (at the address and phone number on the cover page of this prospectus) our Annuity Service Center.

Excess Interest Adjustment.  An Excess Interest Adjustment may apply to amounts withdrawn, transferred or annuitized from a Fixed Account Option prior to the end of the specified period.  The Excess Interest Adjustment reflects changes in the level of interest rates since the beginning of the Fixed Account Option period.  In order to determine whether there will be an Excess Interest Adjustment, we first consider the base interest rate of the Fixed Account Option from which you are taking an amount as a withdrawal, transfer, or annuitization.  As discussed above under ‘Rates of Interest we Credit,’ the ‘base interest rate’ is a rate which we declare at the time you allocate any amount to a Fixed Account Option and which we credit to that Fixed Account Option if and when such base interest rate is higher than the Fixed Account minimum interest rate.  The Excess Interest Adjustment is based on the relationship of the base interest rate on your Fixed Account Option to the ‘current new business interest rate,’ which is a rate that we use solely for purposes of calculating the amount of any Excess Interest Adjustment.  The ‘current new business interest rate’ is .50% per annum greater than the base interest rate we are then offering on a new Fixed Account Option with the same duration as your Fixed Account Option.  If we are not then offering that duration, we will estimate a base interest rate for that duration based on the closest durations that we are then offering.

Generally, the Excess Interest Adjustment will (a) increase the amount withdrawn, transferred, or annuitized when the current new business rate is lower than the base interest rate being credited for the Fixed Account Option from which the amount is being taken and will (b) decrease the amount withdrawn, transferred, or annuitized when the current new business rate is higher than the base interest rate for the Fixed Account Option from which the amount is being taken. There will be no excess interest adjustment if these rates are the same. Any adjustment resulting from the Excess Interest Adjustment is applied to the amount that is being withdrawn, transferred, or annuitized from the Fixed Account Option.  However, an Excess Interest Adjustment will not otherwise affect the values under your Contract.

Moreover, even if the current new business interest rate is greater than the base interest rate for the Fixed Account Option from which the amount is being taken, there will be no Excess Interest Adjustment if the difference between the two is less than 0.50%.   This limitation avoids decreases in the amount withdrawn, transferred, or annuitized in situations where the general level of interest rates has declined but the current new business interest rate nevertheless exceeds the base interest rate for your Fixed Account Option because of the additional .50% that (as described above) is added when determining the current new business rate.

Also, there is no Excess Interest Adjustment on: amounts taken from the one-year Fixed Account Option; death benefit proceed payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; and free withdrawals.  In no event will a total withdrawal, transfer or annuitization from the Fixed Account Options be less than the Fixed Account minimum value.  The Fixed Account minimum value at least equals the minimum value prescribed by the applicable non-forfeiture law in each state where the Contracts are sold.  The Fixed Amount minimum value for any Fixed Account Option is the amount that would result from (1) accumulating the following amounts at the Fixed Account minimum interest rate: (a) any Premium payments (net of any associated Premium taxes plus any Contract Enhancements) or transfers that you allocate to that Fixed Account Option less (b) any withdrawals, transfers, or charges that are taken out of that Fixed Account Option; and (2) deducting any withdrawal charges, recapture charges, or charge for taxes due in connection with the withdrawal.  In the case of a partial withdrawal or transfer from a Fixed Account Option, you will have been credited with interest on the amount withdrawn or transferred at a rate at least equal to the Fixed Account minimum interest rate, even if subject to an Excess Interest Adjustment that otherwise would have reduced it below that rate.

The following example illustrates how the Fixed Account minimum value may affect an Excess Interest Adjustment on a partial withdrawal.  If you allocated your initial Premium of $10,000 to the Fixed Account and your declared rate of interest was 3%, after one year (assuming no other transactions or withdrawal charges) your Contract Value in the Fixed Account would be $10,300. If the Fixed Account minimum interest rate was 1%, your Fixed Account minimum value would be $10,100. In this case, an Excess Interest Adjustment could not reduce the withdrawal by more than $200 (the difference between your Contract Value in the Fixed Account and the Fixed Account minimum value).  For example, if you request an $8,000 withdrawal and it is subject to a $200 negative Excess Interest Adjustment, the withdrawal would be adjusted to $7,800. However, if it were subject to a negative $400 Excess Interest Adjustment, the $8,000 withdrawal still would only be adjusted to $7,800, so that it does not invade the Fixed Account minimum value. Immediately after either of these withdrawals, there will be no difference between your Contract Value in the Fixed Account and Fixed Account minimum value, and no negative Excess Interest Adjustments will apply on subsequent withdrawals until the Contract Value in the Fixed Account again grows to be larger than the Fixed Account minimum value.

End of Fixed Account Option Periods.  Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account Option, and there will not be an Excess Interest Adjustment.  If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account Option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date.  If such new Fixed Account Option would extend beyond the Income Date, we will use the longest Fixed Account Option that does not extend beyond the Income Date; or (if less than 1 year remains until the Income Date) we will credit interest at the current interest rate under the one-year Fixed Account Option up to the Income Date.  If the specified period of the same duration that has ended is no longer available, we will use the next shorter period that is then available.

Additional Information Concerning the One-Year Fixed Account Option.  If you allocate Premiums to the one-year Fixed Account Option, we may require that the amount in the one-year Fixed Account Option (including any Contract Enhancement) be automatically transferred on a monthly basis in installments to your choice of Investment Division within 12 months of the date we received the Premium, so that at the end of the period, all amounts in the one-year Fixed Account Option will have been transferred.  The amount will be determined based on the amount allocated to the one-year Fixed Account Option and the base interest rate.  Charges, withdrawals and additional transfers taken from the one-year Fixed Account Option will shorten the length of time it takes to deplete the account balance.  These automatic transfers will not count against the 15 free transfers in a Contract year or any maximum on amounts transferable from the one-year Fixed Account Option that we may impose as described in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions” later in this prospectus.

Interest will continue to be credited daily on the account balance remaining in the one-year Fixed Account Option as funds are automatically transferred into your choice of Investment Divisions.  However, the effective yield over the 12-month automatic transfer period will be less than the base interest rate (or, if applicable, the Fixed Account minimum interest rate), as the applicable rate will be applied to a declining balance in the one-year Fixed Account Option.

Please also refer to “Transfers and Frequent Transfer Restrictions” later in this prospectus for information about certain restrictions, limits and requirements that may apply (or may in the future apply) to transfers to or from the Fixed Account Options.  In particular, we  describe certain additional restrictions that may apply with respect to transfers from the one-year Fixed Account Option, including the possibility that, for Contracts issued on or after October 11, 2010, you might not be able to transfer all of your Contract Value out of the one-year Fixed Account Option for at least three years.  Accordingly, before allocating any Premium payments or other Contract Value to the one year Fixed Account Option, you should consider carefully the conditions we may impose upon your use of that option.

The DCA+ Fixed Account Option, if available, offers a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions or systematic transfers to other Fixed Account Options.  From time to time, we will offer special enhanced rates on the DCA+ Fixed Account Option.  DCA+ Fixed Account Option is only available for new Premiums.  We provide more information about Dollar Cost Averaging, including DCA+, under “Other Information” later in this prospectus.

THE GMWB FIXED ACCOUNT

The Guaranteed Minimum Withdrawal Benefit (GMWB) Fixed Account.  The GMWB Fixed Account is available only in conjunction with the purchase of the LifeGuard Select GMWB, LifeGuard Select with Joint Option GMWB, Jackson Select GMWB, Jackson Select with Joint Option GMWB or Jackson Select Protector GMWB.  If you elect (or previously elected) to purchase one of these five GMWBs, automatic transfers of your Contract Value may be required to and from the GMWB Fixed Account according to non-discretionary formulas.  You may not allocate additional monies to the GMWB Fixed Account.

The Contract Value in the GMWB Fixed Account is credited with a specific interest rate.  The interest rate initially declared for each transfer to the GMWB Fixed Account will remain in effect for a period of not less than one year.  GMWB Fixed Account interest rates for subsequent periods may be higher or lower than the rates previously declared.  The interest rate is credited daily to the Contract Value in the GMWB Fixed Account and the rate may vary by state but will never be less than the Fixed Account minimum interest rate applicable to the Contract, as discussed under "THE FIXED ACCOUNT" beginning on page 22.  As explained there, the Fixed Account minimum interest rate is calculated differently depending upon whether your Contract was issued before, or on or after October 11, 2010.  Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMWB Fixed Account interest rate for your state.  Our contact information is on the cover page of this prospectus.

Contract charges deducted from the Fixed Account and Investment Divisions are also deducted from the GMWB Fixed Account in accordance with your Contract's provisions.  DCA, DCA+, Earnings Sweep and Automatic Rebalancing are not available to or from the GMWB Fixed Account.  There is no Excess Interest Adjustment on transfers, withdrawals or deductions from the GMWB Fixed Account.  Transfers to and from the GMWB Fixed Account are automatic according to non-discretionary formulas; you may not choose to transfer amounts to and from the GMWB Fixed Account.  These automatic transfers will not count against the 15 free transfers in a Contract Year.  You will receive a confirmation statement reflecting the automatic transfer of any Contract Value to and from the GMWB Fixed Account.

For more detailed information regarding LifeGuard Select, including the GMWB Fixed Account, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Endorsement” beginning on page 104.  For more detailed information regarding LifeGuard Select with Joint Option, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Endorsement” beginning on page 115.  For more detailed information regarding Jackson Select, including the GMWB Fixed Account, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets Endorsement” beginning on page 128.  For more detailed information regarding Jackson Select with Joint Option, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets Endorsement” beginning on page 141.  For more detailed information regarding Jackson Select Protector GMWB, including the GMWB Fixed Account, please see “For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets Endorsement (Jackson Select Protector GMWB)” beginning on page 155.

THE SEPARATE ACCOUNT

We established the Separate Account on June 14, 1993, pursuant to the provisions of Michigan law.  The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations.  However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct.  All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions.  We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

INVESTMENT DIVISIONS

Your Contract Value may be allocated to no more than 18 Investment Divisions, the Fixed Account and the GMWB Fixed Account at any one time.  Each Investment Division purchases the shares of one underlying Fund (mutual fund portfolio) that has its own investment objective.  The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account Options and the GMWB Fixed Account.  However, this is not guaranteed.  It is possible for you to lose your Contract Value allocated to any of the Investment Divisions.  If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select.  The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

The following Funds in which the Investment Divisions invest are each known as a Fund of Funds.  Funds offered in a Fund of Funds structure may have higher expenses than direct investments in the underlying Funds.  You should read the prospectus for the JNL Series Trust for more information.

JNL/American Funds ® Balanced Allocation Fund
JNL/American Funds Growth Allocation Fund
JNL Institutional Alt 20
JNL Institutional Alt 35
JNL Institutional Alt 50
JNL Institutional Alt 65
JNL/Franklin Templeton Founding Strategy
JNL/Mellon Capital Management 10 x 10
JNL/Mellon Capital Management Index 5
JNL/S&P 4
JNL/S&P Managed Conservative
JNL/S&P Managed Moderate
JNL/S&P Managed Moderate Growth
JNL/S&P Managed Growth
JNL/S&P Managed Aggressive Growth
JNL Disciplined Moderate
JNL Disciplined Moderate Growth
JNL Disciplined Growth

Important information regarding the Investment Divisions investing in the JNL Institutional Alt 65 Fund; JNL/Goldman Sachs Emerging Markets Debt Fund; JNL/Lazard Emerging Markets Fund; JNL/Mellon Capital Management Global Alpha Fund; and JNL/Red Rocks Listed Private Equity Fund (collectively, the “Divisions”):  Effective August 29, 2011, the Divisions stopped accepting any additional allocations or transfers. If as of August 29, 2011 you had an automatic program, such as Dollar Cost Averaging, Dollar Cost Averaging Plus, Earnings Sweep and Rebalancing, and it includes an allocation to any of the Divisions, you can continue to invest in the Divisions based on your then existing election until you revise or terminate the automatic program. Any change to the then existing automatic program is not permitted if you wish to continue an allocation to the Division. The Divisions are not available for any new or revised allocation instructions under any automatic program.

If you make a subsequent Premium payment and still have future allocation instructions on file with us that include an allocation to any of the Divisions, you must choose a replacement Investment Division. All such allocations prior to our receipt of new allocation instructions will be allocated to the JNL/WMC Money Market Investment Division. Please consult your representative promptly to assist you in subsequently reallocating the Contract Value in the JNL/WMC Money Market Investment Division to any other available Investment Division.

If you have a Select Guaranteed Minimum Withdrawal Benefit (GMWB), automatic transfers apply under the Transfer of Assets provision. The automatic transfers are allocated based on your future allocation instructions, described in the preceding paragraph.  Therefore, when you change your allocation instructions for subsequent Premium payments, you will also be changing your instructions under the Transfer of Assets provision. Prior to our receipt of new future allocation instructions, the automatic transfers will continue to be based on your existing instructions.

Amounts invested in any of the Divisions as of August 29, 2011 will remain invested unless we receive instruction from you. You may continue to make transfers and withdrawals out of any of the Divisions in connection with the usual transactions under a Contract, such as partial withdrawals or withdrawals under a GMWB, if available. However, if you transfer out of any of the Divisions, you will not be able to transfer back in.
The names of the Funds that are available, along with the names of the advisers and sub-advisers and a brief statement of each investment objective, are below:

JNL Series Trust

JNL Institutional Alt 20 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”). The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust , the JNL Variable Fund LLC , and the Curian Variable Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the Curian Variable Series Trust are available as Underlying Funds.  Under normal circumstances, the Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in traditional asset classes and strategies (approximately 80%), and non-traditional asset classes and strategies (approximately 20%).   Traditional asset class investments of the Underlying Funds include, but are not limited to, international and U.S. equity, bonds, large-cap, mid-cap, small cap and money market instruments.  Non-traditional asset class investments of the Underlying Funds include, but are not limited to, managed futures, global real estate, emerging market equity and debt, and listed private equity instruments.

JNL Institutional Alt 35 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust , the JNL Variable Fund LLC , and the Curian Variable Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the Curian Variable Series Trust are available as Underlying Funds.  Under normal circumstances, the Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in traditional asset classes and strategies (approximately 65%), and non-traditional asset classes and strategies (approximately 35%).   Traditional asset class investments of the Underlying Funds include, but are not limited to, international and U.S. equity, bonds, large-cap, mid-cap, small cap and money market instruments.  Non-traditional asset class investments of the Underlying Funds include, but are not limited to, managed futures, global real estate, emerging market equity and debt, and listed private equity instruments.

JNL Institutional Alt 50 Fund
Jackson National Asset Management, LLC

 Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust , the JNL Variable Fund LLC , and the Curian Variable Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the Curian Variable Series Trust are available as Underlying Funds.  Under normal circumstances, the Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in traditional asset classes and strategies (approximately 50%), and non-traditional asset classes and strategies (approximately 50%).   Traditional asset class investments of the Underlying Funds include, but are not limited to, international and U.S. equity, bonds, large-cap, mid-cap, small cap and money market instruments.  Non-traditional asset class investments of the Underlying Funds include, but are not limited to, managed futures, global real estate, emerging market equity and debt, and listed private equity instruments.

JNL Institutional Alt 65 Fund (Please Note:  The Investment Division investing in the JNL Institutional Alt 65 Fund is not accepting any additional allocations or transfers.)
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust , the JNL Variable Fund LLC , and the Curian Variable Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the Curian Variable Series Trust are available as Underlying Funds.  Under normal circumstances, the Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in traditional asset classes and strategies (approximately 35%), and non-traditional asset classes and strategies (approximately 65%).   Traditional asset class investments of the Underlying Funds include, but are not limited to, international and U.S. equity, bonds, large-cap, mid-cap, small cap and money market instruments.  Non-traditional asset class investments of the Underlying Funds include, but are not limited to, managed futures, global real estate, emerging market equity and debt, and listed private equity instruments.

JNL/American Funds ® Balanced Allocation Fund
Jackson National Asset Management, LLC

Seeks a balance between current income and growth of capital by investing in Class 1 shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest are a part of the American Funds Insurance Series® (“AFIS”).  Not all Funds of AFIS are available as Underlying Funds.  Under normal circumstances, the Fund allocates approximately 50%-80% of its assets to Underlying Funds that invest primarily in equity securities and 20%-50% of its assets to Underlying Funds that invest primarily in fixed-income securities.

JNL/American Funds Growth Allocation Fund
Jackson National Asset Management, LLC

Seeks capital growth with a secondary emphasis on current income by investing in Class 1 shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest are a part of the American Funds Insurance Series® (“AFIS”).  Not all Funds of AFIS are available as Underlying Funds.  Under normal circumstances, the Fund allocates approximately 70%-100% of its assets to Underlying Funds that invest primarily in equity securities and 0%-30% of its assets to Underlying Funds that invest primarily in fixed-income securities.

JNL/American Funds Blue Chip Income and Growth Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks both income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® –   Blue Chip Income and Growth Fund SM (“Master Blue Chip Income and Growth Fund” or “Master Fund”). The Master Fund invests primarily in dividend-paying common stocks of larger, more established companies domiciled in the United States with market capitalizations of $4 billion and above. The Master Fund also will ordinarily invest at least 90% of its equity assets in the stock of companies whose debt securities are rated at least investment grade. The Master Fund may invest up to 10% of its assets in equity securities of larger companies domiciled outside the United States, so long as they are listed or traded in the United States.

JNL/American Funds Global Bond Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks , over the long term, a high level of total return consistent with prudent investment management through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® –   Global Bond Fund SM (“Master Global Bond Fund” or “Master Fund”). The Master Fund is designed for investors seeking returns through a portfolio of debt securities issued by companies based around the world. The Master Fund seeks to provide, over the long term, with as high a level of total return as is consistent with prudent management, by investing at least 80% of its assets in bonds. The Master Fund invests primarily in debt securities of governmental, supranational and corporate issuers denominated in various currencies, including U.S. dollars. The Master Fund may also invest a portion of its assets in lower quality, higher yielding debt securities (rated Ba1 or below and BB+ or below by NRSRO s or unrated but determined to be of equivalent quality by the Master Fund’s investment adviser).  Such securities are sometimes referred to as “junk bonds.” The total return of the Master Fund will be the result of interest income, changes in the market value of the Master Fund’s investments and changes in the value of other currencies relative to the U.S. dollar.

JNL/American Funds Global Small Capitalization Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks growth of capital over time through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® –   Global Small Capitalization Fund SM (“Master Global Small Capitalization Fund” or “Master Fund”). The Master Global Small Capitalization Fund invests at least 80% of its net assets in growth-oriented common stocks and other equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds) of companies with small market capitalizations, measured at the time of purchase. The Master Global Small Capitalization Fund is designed for investors seeking capital appreciation through stocks. Investors in the Master Global Capitalization Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

JNL/American Funds Growth-Income Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks long-term growth of capital and income through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® –   Growth-Income Fund SM (“Master Growth-Income Fund” or “Master Fund”). The Master Growth-Income Fund seeks to make the investment grow and provide income over time by investing primarily in common stocks or other securities that demonstrate the potential for appreciation and/or dividends. T he Master Growth-Income Fund may invest up to 15% of its assets, at the time of purchase, in securities of issuers domiciled outside the United States.

JNL/American Funds International Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks long-term growth of capital through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® –   International Fund SM (“Master International Fund” or “Master Fund”). The Master International Fund seeks to make the investment grow over time by investing primarily in common stocks of companies located outside the United States. The Master Fund is designed for investors seeking capital appreciation through stocks. Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

JNL/American Funds New World Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks long-term capital appreciation through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® –   New World Fund SM (“Master New World Fund” or “Master Fund”). The Master Fund is designed for investors seeking capital appreciation over time.   The Fund may invest in companies without regard to market capitalization, including companies with small market capitalizations. Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value. Under normal market conditions, the Master Fund will invest at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets.

JNL/BlackRock Commodity Securities Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)

Seeks long-term capital growth by investing in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities.  The Fund may invest in securities of any market capitalization.

Under normal market conditions, the Fund will utilize two strategies and will invest approximately 50% to 75% of its assets in the “Natural Resources Strategy,” and 25% to 50% of its assets in the “Commodity Strategy.”  The “Natural Resources Strategy” will focus on companies active in the extraction, production, and processing of commodities and raw materials. The “ Commodity Strategy” will focus on investments in commodity securities.

JNL/BlackRock Global Allocation Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)

Seeks high total investment return by investing in a portfolio of equity and debt securities , money market securities and other short-term securities or instruments of issuers located around the world.  Generally, the Fund will invest in both equity and debt securities and seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility . Equity securities include common stock, rights and warrants, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock.   The Fund may invest in securities of any market capitalization. The Fund uses derivatives as a means of managing exposure to foreign currencies and other adverse market movements, as well as to increase returns.

JNL/Brookfield Global Infrastructure Fund
Jackson National Asset Management, LLC (and Brookfield Investment Management Inc. and sub-sub-adviser:  AMP Capital Brookfield (US) LLC)

Seeks total return through growth of capital and current income by investing at least 80% of its net assets in securities of publicly traded equity securities of infrastructure companies listed on a domestic or foreign exchange, throughout the world, including the United States.  Securities in which the Fund may invest include, but are not limited to, common, convertible and preferred stock, stapled securities, income trusts, limited partnerships, and limited partnership interests in the general partners of master limited partnerships, issued by infrastructure and infrastructure-related companies.

JNL/Capital Guardian Global Balanced Fund
Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

Seeks income and capital growth, consistent with reasonable risk through investments in stocks and fixed-income securities of U.S. and non-U.S. issuers.  The Fund’s neutral position is a 65%/35% blend of equities and fixed-income, but may allocate 55% to 75% of the Fund’s assets to equit y securities and 25% to 45% of the Fund’s assets to fixed-income securities .   The Fund may also invest in debt securities of developing country (emerging market) issuers.

JNL/Capital Guardian Global Diversified Research Fund
Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

Seeks long-term growth of capital and income by investing at least 80% of its assets in a portfolio consisting of equity securities of U.S. and non-U.S. issuers.  The Fund normally will invest in common stocks, preferred shares and convertible securities of companies with market capitalization greater than $1 billion at the time of purchase. The Fund may also invest in equity securities of developing country (emerging market) issuers.

JNL/ DFA U.S. Core Equity Fund   (formerly, JNL/Eagle Core Equity Fund)
Jackson National Asset Management, LLC (and Dimensional Fund Advisors LP )

Seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its assets in equity securities of U.S. companies.  The percentage allocation of the assets of the Fund to securities of the largest U.S. growth companies will generally be reduced from between 2.5% and 25% of their percentage weight in the U.S. universe.  The percentage by which the Fund’s allocation to securities of the largest U.S. growth companies is reduced will fluctuate with market movements.  Additionally, the range by which the Fund’s percentage allocation to the securities of the largest U.S. growth companies is reduced as compared to the U.S. universe will change from time to time.

JNL/Eagle SmallCap Equity Fund
Jackson National Asset Management, LLC (and Eagle Asset Management, Inc.)

Seeks long-term capital appreciation by investing , under normal circumstances , at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of the companies represented by the Russell 2000® Index . The Fund’s equity holdings consist primarily of common stocks, but may also include preferred stocks and investment grade securities convertible into common stocks, and warrants.

JNL/Eastspring Investments Asia ex-Japan Fund (formerly, JNL/PAM Asia ex-Japan Fund)
Jackson National Asset Management, LLC (and Eastspring Investments (Singapore) Limited)

Seeks long-term total return and capital appreciation by investing under normal circumstances at least 80% of its assets in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of companies, which are listed, incorporated, or have their area of primary activity in the Asia ex-Japan region.

JNL/Eastspring Investments China-India Fund (formerly, JNL/PAM China-India Fund)
Jackson National Asset Management, LLC (and Eastspring Investments (Singapore) Limited)

Seeks long-term total return by investing normally, 80% of its assets in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the People’s Republic of China and India.

JNL/Franklin Templeton Founding Strategy Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by making allocations (approximately 33 1/3%) of its assets and cash flows among Class A shares of the following three Underlying Funds: 1) JNL/Franklin Templeton Income Fund; 2) JNL/Franklin Templeton Global Growth Fund; and 3) JNL/Franklin Templeton Mutual Shares Fund.  These Underlying Funds, in turn invest primarily in U.S. and foreign equity securities, and, to a lesser extent, fixed-income and money market securities.

JNL/Franklin Templeton Global Growth Fund
Jackson National Asset Management, LLC (and Templeton Global Advisors Limited)

Seeks long-term capital growth by investing , under normal market conditions, primarily in the equity securities of companies located anywhere in the world, including emerging markets.

JNL/Franklin Templeton Global Multisector Bond Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)

Seeks total investment return consisting of a combination of interest income, capital appreciation, and currency gains by investing , under normal market conditions, primarily in fixed and floating rate debt securities and debt obligations issued by governments, government-related issuers, or corporate issuers worldwide (collectively, “fixed-income securities”) which may result in high portfolio turnover.  Fixed-income securities include debt securities of any maturity, such as bonds, notes, bills and debentures.  Investments in debt securities may include, but are not limited to, debt securities of any maturity of governments and government agencies throughout the world (including the U.S.), their agencies and instrumentalities and supranational organizations, municipal and local/provincial debt, debt securities of corporations, commercial paper, preferred stock, bank loans, convertible securities, mortgage- or asset-backed securities, inflation-linked securities, equipment trusts and other securitized or collateralized debt securities.   Certain instruments in which the Fund invests may be illiquid or thinly-traded securities. The Fund also regularly enters into currency-related transactions in both developed and emerging markets, in an attempt to generate total return and manage risk, including risk from differences in global short-term interest rates.  The Fund may also invest in securities or structured products that are linked to or derive their value from another security, asset or currency of any nation.

JNL/Franklin Templeton Income Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)

Seeks to maximize income while maintaining prospects for capital appreciation by investing , under normal market conditions, in a diversified portfolio of debt and equity securities .   The Fund seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with attractive dividend yields.  In its search for growth opportunities, the Fund maintains the flexibility to invest in common stocks of companies from a variety of sectors, but from time to time, based on economic conditions, the Fund may have significant investments in particular sectors.

JNL/Franklin Templeton International Small Cap Growth Fund
Jackson National Asset Management, LLC (and Franklin Templeton Institutional, LLC)

Seeks long-term capital appreciation by investing , under normal market conditions, at least 80% of its assets in a diversified portfolio of marketable equity and equity-related securities of smaller international companies with a market capitalization of less than $5 billion. The Fund invests predominately in securities listed or traded on recognized international markets in developed countries included in MSCI EAFE Small Cap Index. The Fund may invest in emerging market countries.

JNL/Franklin Templeton Mutual Shares Fund
Jackson National Asset Management, LLC (and Franklin Mutual Advisers, LLC)

Seeks capital appreciation, which may occasionally be short-term (which is capital appreciation return on investment in less than 12 months) , and secondarily, income by investing , under normal market conditions, primarily in equity securities (including securities convertible into, or that the sub-adviser expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the sub-adviser believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).  Following this value-oriented strategy, the Fund invests primarily in undervalued securities (securities trading at a discount to intrinsic value). The equity securities in which the Fund invests are primarily common stock.  To a lesser extent, the Fund also invests in merger arbitrage securities and distressed companies.

The Fund is not limited to pre-set maximums or minimums governing the size of the companies in which it may invest.  However as a general rule, the Fund currently invests the equity portion of its portfolio primarily to predominately in companies with market capitalizations greater than $5 billion, with a portion or a significant amount in smaller companies.

JNL/Franklin Templeton Small Cap Value Fund
Jackson National Asset Management, LLC (and Franklin Advisory Services, LLC)

Seeks long-term total return by investing, normally, at least 80% of its assets in investments of small-capitalization companies. The Sub-Adviser deems small capitalization companies are companies with market capitalizations (the market value of a company’s outstanding stock) under $3.5 billion at the time of purchase.

JNL/Goldman Sachs Core Plus Bond Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P. and sub-sub-adviser: Goldman Sachs Asset Management International)

Seeks a high level of current income, with capital appreciation as a secondary objective, by investing, under normal circumstances, at least 80% of its assets in a globally diverse portfolio of bonds and other fixed-income securities and related investments.   The Sub-Adviser has broad discretion to invest the Fund’s assets among certain segments of the fixed-income market (including non-investment grade securities), emerging market debt securities and in obligations of domestic and foreign issuers which may be denominated in currencies other than the U.S. dollar.  The Fund does not currently intend to invest more than 75% of assets in non-investment grade securities.

JNL/Goldman Sachs Emerging Markets Debt Fund (Please Note: The Investment Division investing in the JNL/Goldman Sachs Emerging Markets Deb t Fund is not accepting any additional allocations or transfers.)
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P. and sub-sub-adviser: Goldman Sachs Asset Management International)

Seeks a high level of total return consisting of income and capital appreciation by investing, under normal circumstances, at least 80% of its assets in (i) sovereign and corporate debt of issuers economically tied to emerging countries , denominated in the local currency of such emerging countries ; (ii)   sovereign and corporate debt of issuers economically tied to emerging countries denominated in U.S. dollars ; and (iii) currencies of such emerging countries, which may be represented by forwards or other derivatives that may have interest rate exposure. Such sovereign and corporate debt issuers include:

•	governments or any of their agencies, political subdivisions, or instrumentalities;
•	those with a class of securities whose primary trading market is in an emerging country or region;
•	those organized under the laws of, or having a principal office in, an emerging country;
•	those deriving at least 50% of their revenues from goods produced, sales made or services provided in one or more emerging countries;
•	those maintaining at least 50% of their assets in one or more emerging countries;
•	those offering a security included in an index representative of a particular emerging country or region;
•	or those whose securities are exposed to the economic fortunes and risks of a particular emerging country or region.

Many of the countries in which the Fund invests will have sovereign ratings that are below investment grade or are unrated.

JNL/Goldman Sachs Mid Cap Value Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations within the range of market capitalization of companies constituting the Russell Midcap® Value Index at the time of the investment. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities.

JNL/Goldman Sachs U.S. Equity Flex Fund
Jackson National Asset Management, LLC (Goldman Sachs Asset Management, L.P.)

Seeks long-term capital appreciation by investing in a broad mix of equity securities that aims to produce long-term capital appreciation and target attractive risk adjusted returns compared to the S&P 500 Index. The Sub-Adviser will normally establish long and short positions in equity securities.  In seeking to outperform its benchmark index, the S&P 500 Index, the Fund will hold long securities that the Sub-Adviser believes are more likely to outperform the index, and will take short positions in securities the Sub-Adviser believes will underperform the index.

JNL/Invesco Global Real Estate Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc. and sub-sub-adviser: Invesco Asset Management Ltd.)

Seeks high total return by investing, normally, at least 80% of its assets in the equity and debt securities of real estate and real estate-related companies located in at least three different countries, including the United States.   These companies include real estate investment trusts or other real estate operating companies. The Fund may also invest in the following other investments that have economic characteristics similar to the Fund’s direct investments: derivatives, exchange-traded funds and American Depositary Receipts.  These derivatives and other instruments may have the effect of leveraging the Fund’s portfolio.

JNL/Invesco International Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by primarily investing in equity securities of issuers that are considered by the Fund’s portfolio managers to have a strong earnings growth. The Fund focuses its investments in marketable equity securities of foreign companies that are listed on a recognized foreign or U.S. securities exchange or traded in a foreign or U.S. over-the-counter market.  The Fund will normally invest in the securities of companies located in at least three countries outside of the U.S., emphasizing investment in companies in the developed markets of Western Europe and the Pacific Basin.

JNL/Invesco Large Cap Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by investing, normally, at least 80% of its assets in securities of large-capitalization companies.   The Fund considers a company to be a large-capitalization company if it has a market capitalization, at the time of purchase, no smaller than the smallest capitalized company included in the Russell 1000 ® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The Fund’s investments may include other securities, such as synthetic instruments.  Synthetic instruments are investments that have economic characteristics similar to the Fund’s direct investments and may include warrants, futures, options, exchange-traded funds and American Depositary Receipts.

JNL/Invesco Small Cap Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by investing, normally, at least 80% of its assets in equity securities of small-capitalization companies.   The Fund considers a company to be a small-capitalization company if it has a market capitalization, at the time of purchase, no larger than the largest capitalized company included in the Russell 2000 ® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The Fund’s investments may include other securities, such as synthetic and derivative instruments.  Synthetic and derivative instruments are investments that have economic characteristics similar to the Fund’s direct investments.  Synthetic and derivative instruments in which the Fund may invest may include warrants, futures, options, exchange-traded funds and American Depositary Receipts. Synthetic and derivative instruments may have the effect of leveraging the Fund’s portfolio.

JNL/Ivy Asset Strategy Fund
Jackson National Asset Management, LLC (and Ivy Investment Management Company)

Seeks high total return by allocating its assets among primarily stocks, bonds, commodities, and short-term instruments of issuers located around the world , as well as investments in precious metals and investment with exposure to various foreign currencies . The Fund may invest up to 100% of its total assets in foreign securities.

JNL/JPMorgan International Value Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks high total return from a portfolio of equity securities of foreign companies in developed and, to a lesser extent, developing markets by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio consisting primarily of value common stocks of non-U.S. companies; the Fund seeks to invest mainly in, but is not limited to, securities included in the MSCI EAFE Value Index. The Fund may also invest in the equity securities of companies in developing countries or “emerging markets.”

JNL/JPMorgan MidCap Growth Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks capital growth over the long-term by investing, under normal market circumstances, at least 80% of its assets in a broad portfolio of common stocks of companies with market capitalizations equal to those within the universe of Russell Midcap Growth Index stocks at the time of purchase.   Market capitalization is the total market value of a company’s shares.

JNL/JPMorgan U.S. Government & Quality Bond Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks to obtain a high level of current income by investing, under normal circumstances, at least 80% of its assets in US Treasury securities, obligations issued by agencies or instrumentalities of the U.S. government (which may not be backed by the U.S. government) and mortgage-backed securities, that are supported either by the full faith and credit of the U.S. government or their own credit, collateralized mortgage obligations issued by private issuers, repurchase agreements and derivatives related to the principal investments. The Fund may also invest in high-quality corporate debt securities.

JNL/Lazard Emerging Markets Fund (Please Note: The Investment Division investing in the JNL/Lazard Emerging Markets Fund is not accepting any additional allocations or transfers.)
Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in equity securities of companies whose principal business activities are located in emerging market countries.   The Fund may engage, to a limited extent, in various investment techniques, such as foreign currency transactions and the use of derivative instruments to gain exposure to foreign currencies and emerging securities, and to hedge the Fund’s investments.

JNL/Lazard Mid Cap Equity Fund
Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

Seeks long-term capital appreciation by investing at least 80% of its assets in a non-diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of companies represented in the Russell Mid Cap Index and that the sub-adviser believes are undervalued.

JNL/M&G Global Basics Fund
Jackson National Asset Management, LLC (and M&G Investment Management Limited)

Seeks to maximize long-term capital growth by investing in companies operating in basic industries (“primary” and “secondary” industries), and also in companies that service these industries.  The Fund focuses on the “building blocks of the global economy.”  The Fund invests in companies that produce raw materials or turn them into products for consumers.  Such companies can be found either in primary industries (raw materials) or in secondary industries (products and services, such as manufacturing, food production, construction, and energy).  The Fund may also invest in other global equities.

JNL/M&G Global Leaders Fund
Jackson National Asset Management, LLC (and M&G Investment Management Limited)

Seeks to maximize long-term total return (the combination of income and growth of capital) by investing in stocks selected from the full spectrum of leading companies world-wide (leading companies is defined as those companies that are at the forefront of creating value for shareholders) either directly or as a result of a rise in its stock or bond price or dividends, or stock splits, or indirectly by its participation in activities or markets providing for future enhanced profitability.  The Fund aims to achieve consistent returns in the global equity funds sector.

JNL/Mellon Capital Management 10 x 10 Fund
Jackson National Asset Management, LLC

Seeks capital appreciation and income by investing in Class A shares of the following Underlying Funds:
➢	50% in the JNL/Mellon Capital Management JNL 5 Fund;
➢	10% in the JNL/Mellon Capital Management S&P 500 Index Fund;
➢	10% in the JNL/Mellon Capital Management S&P 400 MidCap Index Fund;
➢	10% in the JNL/Mellon Capital Management Small Cap Index Fund;
➢	10% in the JNL/Mellon Capital Management International Index Fund; and
➢	10% in the JNL/Mellon Capital Management Bond Index Fund.

JNL/Mellon Capital Management Index 5 Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by investing in Class A shares of the following Underlying Funds:
➢	20% in the JNL/Mellon Capital Management S&P 500 Index Fund;
➢	20% in the JNL/Mellon Capital Management S&P 400 MidCap Index Fund;
➢	20% in the JNL/Mellon Capital Management Small Cap Index Fund;
➢	20% in the JNL/Mellon Capital Management International Index Fund; and
➢	20% in the JNL/Mellon Capital Management Bond Index Fund.

JNL/Mellon Capital Management Emerging Markets Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries by investing , under normal circumstances, at least 80% of its assets in stocks included in the MSCI Emerging Markets Index (“Index”), including depositary receipts representing securities of the Index; which may be in the form of American Depositary receipts, Global Depositary receipts and European Depositary receipts.  The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that comprise the Index.

JNL/Mellon Capital Management European 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide capital appreciation by investing at least 80% of its assets in the common stock of 30 companies selected from the MSCI Europe Index.

JNL/Mellon Capital Management Pacific Rim 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide capital appreciation by investing under normal circumstances at least 80% of its assets in the common stock of 30 companies selected from the MSCI Pacific Index.

JNL/Mellon Capital Management S&P 500 Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the S&P 500® Index.  The Fund seeks to invest under normal circumstances at least 80% of its assets in the stocks in the S&P 500 Index in proportion to their market capitalization weighting in the S&P 500 Index in order to provide long-term capital growth.

JNL/Mellon Capital Management S&P 400 MidCap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the S&P MidCap 400 Index.  The Fund invests in equity securities of medium capitalization-weighted domestic corporations; under normal circumstances the Fund invests at least 80% of its assets in the stocks in the S&P MidCap 400 Index in proportion to their market capitalization weighting in the S&P MidCap 400 Index in order to provide long-term capital growth.

JNL/Mellon Capital Management Small Cap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Russell 2000® Index.  The Fund invests in equity securities of small- to mid-size domestic companies; under normal circumstances the Fund invests at least 80% of its assets in a portfolio of securities, which seeks to match performance and characteristics of the Russell 2000 Index through replicating a majority of the Russell 2000 I ndex and sampling from the remaining securities in order to provide long-term growth of capital .

JNL/Mellon Capital Management International Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Morgan Stanley Capital International (“MSCI”) Europe Australia Far East (“EAFE”) Index. The Fund invests in international equity securities attempting to match the characteristics of each country within the index; under normal circumstances the Fund invests at least 80% of its assets in the stocks included in the MCSI EAFE Index or derivative securities economically related to the MSCI EAFE Index in order to provide long-term capital growth .

JNL/Mellon Capital Management Bond Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Barclays Capital U.S. Aggregate Bond Index by investing under normal circumstances at least 80% of its assets in fixed-income securities.  The Fund seeks to provide a moderate rate of income by investing in domestic fixed-income investments.

JNL/Mellon Capital Management Global Alpha Fund (Please Note:  The Investment Division investing in the JNL/Mellon Capital Management Global Alpha Fund is not accepting any additional allocations or transfers.)
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in instruments that provide investment exposure to global equity, bond and currency markets, and in fixed-income securities.  The Fund ordinarily invests in at least three countries, focusing on the major developed capital markets of the world, such as the United States, Canada, Japan, Australia, and Western Europe.

JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Dow Jones U.S. Contrarian Opportunities Index.  The Fund is constructed to mirror the Dow Jones U.S. Contrarian Opportunities Index to systematically measure the performance of stocks that lag behind the broader market in terms of recent performance, but that outrank their peers based on fundamentals-based and other qualitative criteria.

JNL/Morgan Stanley Mid Cap Growth Fund
Jackson National Asset Management, LLC (and Morgan Stanley Investment Management Inc.)

Seeks long-term capital growth by investing, under normal circumstances, at least 80% of its assets in equity securities of mid cap companies, primarily in established and emerging companies with capitalizations within the range of companies included in the Russell Midcap ® Growth Index.

JNL/Neuberger Berman Strategic Income Fund
Jackson National Asset Management, LLC (and Neuberger Berman Fixed Income LLC)

Seeks high current income with long-term capital appreciation as its secondary objective by investing primarily in a diversified mix of fixed rate and floating rate debt securities. The Fund’s investments may include securities issued by domestic and foreign governments, corporate entities, and trust structures. The Fund may invest in a broad array of securities, including: securities issued or guaranteed as to principal or interest by the U.S. government or any of its agencies or instrumentalities; corporate bonds; commercial paper; currencies and non-U.S. securities; mortgage-backed securities and other asset-backed securities; and loans.

JNL/Oppenheimer Global Growth Fund
Jackson National Asset Management, LLC (and OppenheimerFunds, Inc.)

Seeks capital appreciation by investing primarily in common stocks of companies in the U.S. and foreign countries.  The Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets.   However, the Fund currently emphasizes investments in developed markets such as the United States, Western European countries and Japan.  The Fund does not limit its investments to companies in a particular capitalization range, but currently focuses its investments in mid-capitalization and large-capitalization companies.

JNL/PIMCO Real Return Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Seeks maximum real return, consistent with preservation of real capital and prudent investment management by investing under normal circumstances at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. Assets not invested in inflation-indexed bonds may be invested in other types of Fixed Income Instruments, which include bonds, debt securities, and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

JNL/PIMCO Total Return Bond Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Seeks to realize maximum total return, consistent with the preservation of capital and prudent investment management, by investing under normal circumstances at least 80% of its assets in a diversified portfolio of fixed   income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

JNL/PPM America Floating Rate Income Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks to provide a high level of current income, by investing , under normal circumstances , at least 80% of its net assets in floating rate loans and other floating rate investments, defined as floating rate loans, floating rate notes, other floating rate debt securities, structured products (including, commercial mortgage-backed securities, asset-backed securities, and collateralized loan obligations which are debt securities typically issued by special purpose vehicles and secured by loans), money market securities of all types, repurchase agreements, shares of money market funds, short-term bond funds and floating rate funds.   Further, while not a principal investment strategy, the Fund may engage in derivatives transactions. Investment in such derivative or other synthetic instruments that have economic characteristics similar to the floating rate investments may be used for the purpose of satisfying the 80% minimum investment requirement.

JNL/PPM America High Yield Bond Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks to maximize current income, with capital appreciation as a secondary objective, by investing , under normal circumstances , at least 80% of its assets in high-yield, high-risk debt securities, commonly referred to as “junk bonds” and related investments. Further, while not a principal investment strategy, the Fund may engage in derivatives transactions. Investment in derivatives instruments that have economic characteristics similar to the fixed income investments may be used for the purpose of satisfying the 80% minimum investment requirement. T he Fund may also invest in securities of foreign issuers.   To the extent that the Fund invests in emerging market debt, this will be considered as an investment in a high-yield security for purposes of the 80% investment minimum requirement.

JNL/PPM America Mid Cap Value Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing, primarily, at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies constituting the Russell Midcap Index (“Index”) under normal market conditions at the time of the initial purchase.   The market capitalization range of the Index will vary with market conditions over time. If the market capitalization of a company held by the Fund moves outside the then-current Index range, the Fund may, but is not required to, sell the securities.

JNL/PPM America Small Cap Value Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing, primarily, at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies within the range of securities of the S&P SmallCap 600 Index (“Index”) under normal market conditions at the time of initial purchase.  The market capitalization range of the Index will vary with market conditions over time.  If the market capitalization of a company held by the Fund moves outside the then-current Index range, the Fund may, but is not required to, sell the securities.

JNL/PPM America Value Equity Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing , primarily , in a diversified portfolio of equity securities of domestic companies . Such companies will typically have market capitalizations within the range of companies constituting the S&P 500 Index (“Index”) under normal market conditions at the time of the initial purchase .    The market capitalization range of the Index will vary with market conditions over time. At least 80% of its assets will be invested, under normal circumstances, in equity securities.

JNL/Red Rocks Listed Private Equity Fund (Please Note:  The Investment Division investing in the JNL/Red Rocks Listed Private Equity Fund is not accepting any additional allocations or transfers.)
Jackson National Asset Management, LLC (and Red Rocks Capital LLC)

Seeks maximum total return by investing at least 80% of its assets in (i) securities of U.S. and non-U.S. companies listed on a national securities exchange, or foreign equivalent, that have a significant portion of their assets invested in or exposed to private companies or have as its stated intention to have a significant portion of its assets invested in or exposed to private companies  (“Listed Private Equity Companies”), and (ii) derivatives or other instruments (such as exchange traded funds) that otherwise have the economic characteristics of Listed Private Equity Companies.

JNL/T. Rowe Price Established Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term growth of capital and increasing dividend income by investing primarily in common stocks, concentrating its investments in well-established growth companies.  The sub-adviser seeks investments in companies that have the ability to pay increasing dividends through strong cash flow.  While the Fund invests principally in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures and options. The Fund may invest up to 30% of its total assets (excluding reserves) in foreign securities, including emerging markets.

JNL/T. Rowe Price Mid-Cap Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term growth of capital by investing at least 80% of its assets, under normal circumstances, in a broadly diversified portfolio of common stocks of medium-sized (mid-capitalization) companies whose earnings the sub-adviser expects to grow at a faster rate than the average company.

JNL/T. Rowe Price Short-Term Bond Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks a high level of income consistent with minimal fluctuation in principal value and liquidity by investing in a diversified portfolio of short- and intermediate-term investment-grade corporate, government, and mortgage-backed securities.  The Fund may also invest in money market securities, bank obligations, collateralized mortgage obligations, and foreign securities. Normally, the Fund will invest at least 80% of its net assets in bonds.  The Fund’s average effective maturity will not exceed three years.  The Fund will only purchase securities that are rated within the four highest credit categories (e.g. AAA, AA, A, BBB, or equivalent) by at least one nationally recognized credit rating agency or, if unrated, deemed to be of comparable quality by the sub-adviser.

JNL/T. Rowe Price Value Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term capital appreciation by investing, via a value approach investment selection process, at least 65% of total assets in common stocks believed to be undervalued.  Stock holdings are expected to consist primarily of large-company stocks , but may also include mid-cap and small-cap companies. The Fund may invest up to 25% of its total assets (excluding reserves) in foreign securities. Income is a secondary objective.

JNL/UBS Large Cap Select Growth Fund (formerly, JNL/Capital Guardian U.S. Growth Equity Fund)
Jackson National Asset Management, LLC (and UBS Global Asset Management (Americas) Inc.)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in equity securities of U.S. large capitalization companies.  The Fund defines large capitalization companies as those with a market capitalization of at least $2.5 billion at the time of investment. In addition, up to 20% of the Fund’s net assets may be invested in foreign equity securities.

JNL/WMC Balanced Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks reasonable income and long-term capital growth by investing primarily in a diversified portfolio of common stock and investment grade fixed-income securities.  The Fund may invest in any type or class of security. The anticipated mix of the Fund’s holdings is typically 60-70% of its assets in equities and 30-40% in fixed-income securities, including cash and cash equivalents.   The Fund may invest up to 15% of its assets in foreign equity and fixed income securities.

JNL/WMC Money Market Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks a high level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, U.S. dollar-denominated short-term money market instruments that mature in 397 days or less . The Fund primarily invests in money market instruments rated in one of the two highest short-term credit rating categories, including: (i) obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities or by state and local governments; (ii) time deposits, certificates of deposit and bankers acceptances, issued by banks and other lending institutions; (iii) commercial paper and other short-term obligations of U.S. and foreign issuers (including asset-backed securities); (iv) obligations issued or guaranteed by foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities; and (v) repurchase agreements on obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

JNL/WMC Value Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks long-term growth of capital by investing under normal circumstances at least 65% of its total assets in common stocks of domestic companies . Although the Fund may invest in companies with a broad range of market capitalizations, the Fund will tend to focus on companies with large market capitalizations (generally above $3 billion). The Fund may invest up to 20% of its total assets in the securities of foreign issuers.

JNL/S&P Competitive Advantage Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, in the opinion of Standard & Poor’s Investment Advisory Services LLC (“SPIAS”), profitable and predominantly higher-quality.   In selecting companies, SPIAS looks for the 30 companies ranked by return on invested capital and lowest market-to-book multiples.

JNL/S&P Dividend Income & Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks primarily capital appreciation with a secondary focus on current income by investing approximately equal amounts in the common stock of the 30 companies included in the S&P 500 that have the highest indicated annual dividend yields (“Dividend Yield”) within their sector.  The three stocks with the highest Dividend Yield, are selected from each of 10 economic sectors in the S&P 500.

JNL/S&P Intrinsic Value Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500, excluding financial companies, that are, in the opinion of Standard & Poor’s Investment Advisory Services LLC, companies with positive free cash flows and low external financing needs.

JNL/S&P Total Yield Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of the 30 companies included in the S&P 500 that have the highest S&P Total Yield (a broad measure of cash returned to shareholders and bondholders).  Standard & Poor’s Investment Advisory Services LLC seeks companies that are significantly reducing their debt burden and/or increasing their equity distributions.   It is expected that the strategy will tend to select mid- and small-capitalization stocks of the S&P 500.

JNL/S&P 4 Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by making initial allocations (25%) of its assets and cash flows to the following four Underlying Funds (Class A) on a specific date each year :

➢	25% in JNL/S&P Competitive Advantage Fund;
➢	25% in JNL/S&P Dividend Income & Growth Fund;
➢	25% in JNL/S&P Intrinsic Value Fund; and
➢	25% in JNL/S&P Total Yield Fund.

JNL/S&P Managed Conservative Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth and current income by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 10% to 30% of its assets to Underlying Funds that invest primarily in equity securities, 50% to 80% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Moderate Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 30% to 50% of its assets to Underlying Funds that invest primarily in equity securities, 35% to 65% to Underlying Funds that invest primarily in fixed-income securities and 0-25% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Moderate Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth and current income by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 50% to 70% of its assets to Underlying Funds that invest primarily in equity securities, 20% to 50% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 70% to 90% of its assets to Underlying Funds that invest primarily in equity securities, 5% to 30% to Underlying Funds that invest primarily in fixed-income securities and 0-15% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Aggressive Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates up to 80% to 100% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 20% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Disciplined Moderate Fund
Jackson National Asset Management, LLC

Seeks capital growth, and secondarily, current income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 50% to 70% of its assets to Underlying Funds that invest primarily in equity securities, 20% to 50% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% of its assets to Underlying Funds that invest primarily in money market securities. The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Disciplined Moderate Growth Fund
Jackson National Asset Management, LLC

Seeks capital growth and current income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 70% to 90% of its assets to Underlying Funds that invest primarily in equity securities, 5% to 30% to Underlying Funds that invest primarily in fixed-income securities and 0% to 15% of its assets to Underlying Funds that invest primarily in money market securities. The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Disciplined Growth Fund
Jackson National Asset Management, LLC
Seeks capital growth by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 80% to 100% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 20% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% of its assets to Underlying Funds that invest primarily in money market securities. The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Variable Fund LLC

JNL/Mellon Capital Management DowSM 10 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by investing approximately equal amounts in the common stock of the ten companies included in the Dow Jones Industrial Average which have the highest indicated annual dividend yields.

JNL/Mellon Capital Management S&P® 10 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by investing approximately equal amounts in the common stocks of ten companies selected from a pre-screened subset of the stocks listed in the Standard & Poor’s 500 Composite Stock Price Index .

JNL/Mellon Capital Management Global 15 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by investing in the common stocks of certain companies which are components of the Dow Jones Industrial Average, the Financial Times Ordinary Index and the Hang Seng Index.

JNL/Mellon Capital Management Nasdaq® 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in the common stocks of companies that are expected to have a potential for capital appreciation.  The Nasdaq 25 Strategy selects a portfolio of common stocks of 25 companies are selected from stocks included in the Nasdaq-100 Index®.

JNL/Mellon Capital Management Value Line® 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in 30 of the 100 common stocks that Value Line® gives a #1 ranking for TimelinessTM.  The 30 stocks are selected each year by the sub-adviser based on certain positive financial attributes. The #1 TimelinessTM top ranking given to only 100 stocks reflects Value Line’s view of their probable price performance during the next six months relative to the other stocks ranked by Value Line®.

JNL/Mellon Capital Management DowSM Dividend Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide the potential for an above-average total return by investing approximately equal amounts in the common stock of the 25 companies included in the Dow Jones Select Dividend IndexSM which have the best overall ranking on both the change in return on assets of the last year compared to the prior year and price-to-book on a specific date each year .

JNL/Mellon Capital Management S&P® 24 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation by investing approximately equal amounts in the common stocks of 24 companies that have the potential for capital appreciation, on a specific date each year .

JNL/Mellon Capital Management S&P® SMid 60 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in the common stock of 30 companies included in the Standard & Poor's MidCap 400 Index and 30 companies in the Standard & Poor's SmallCap 600 Index.  The 60 companies are selected on a specific date each year .  The Fund seeks to achieve its objective by identifying small and mid-capitalization companies with improving fundamental performance and sentiment.  The Sub-Adviser follows a process that attempts to select small and mid-cap companies that are likely to be in an earlier stage of their economic life cycle than mature large-cap companies.

JNL/Mellon Capital Management NYSE® International 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in foreign companies that trade on the New York Stock Exchange (“NYSE”).  The 25 companies are selected on a specific date each year by ranking the stocks on the NYSE International IndexSM based on two factors: price to book and price to cash flow. The sub-adviser then selects an equally-weighted portfolio of the 25 stocks with the highest overall ranking on the two factors.   The sub-adviser may also purchase American Depositary Receipts or the foreign stock.

JNL/Mellon Capital Management 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by investing the common stocks of 25 companies selected from a pre-screened subset of the stocks listed on the New York Stock Exchange (“NYSE”). The stocks are selected by selecting all of the dividend-paying stocks listed on the NYSE. Next, the 400 highest market capitalization stocks are selected which are then ranked by dividend yield and 75 of the highest dividend yielding stocks are selected. From the remaining 75 stocks, the 50 highest dividend yielding stocks are eliminated and the remaining 25 companies are selected only once annually on a specific date each year .

JNL/Mellon Capital Management Select Small-Cap Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation by investing , under normal circumstances, at least 80% of its assets in a portfolio of common stocks of 100 small capitalization companies selected from a pre-screened subset of the common stocks listed on the New York Stock Exchange or The Nasdaq Stock Market, on a specific date each year .

JNL/Mellon Capital Management JNL 5 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing in the common stocks of companies that are identified by a model based on 5 different specialized strategies:

➢	20% in the DowSM 10 Strategy, a dividend yielding strategy;
➢	20% in the S&P® 10 Strategy, a blended valuation-momentum strategy;
➢	20% in the Global 15 Strategy, a dividend yielding strategy;
➢	20% in the 25 Strategy, a dividend yielding strategy; and
➢	20% in the Select Small-Cap Strategy, a small capitalization strategy.

JNL/Mellon Capital Management JNL Optimized 5 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in the common stocks of companies that are identified by a model based on five separate specialized strategies:

➢	25% in the Nasdaq® 25 Strategy;
➢	25% in the Value Line® 30 Strategy;
➢	24% in the European 20 Strategy;
➢	14% in the Global 15 Strategy; and
➢	12% in the 25 Strategy.

JNL/Mellon Capital Management VIP Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in the common stocks of companies that are identified by a model based on six separate specialized strategies. The Fund invests approximately 1/6 (approximately 17%) of its net assets in each of the following strategies:

➢	The DowSM Dividend Strategy;
➢	The European 20 Strategy;
➢	The Nasdaq® 25 Strategy;
➢	The S&P 24 Strategy;
➢	The Select Small-Cap Strategy; and
➢	The Value Line® 30 Strategy.

JNL/Mellon Capital Management Communications Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing , under normal circumstances , at least 80% of its assets in the stocks in the Dow Jones U.S. Telecommunications Index in proportion to their market capitalization weighting in the Dow Jones U.S. Telecommunications Index.

JNL/Mellon Capital Management Consumer Brands Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing , under normal circumstances , at least 80% of its assets in the stocks in the Dow Jones U.S. Consumer Services Index in proportion to their market capitalization weighting in the Dow Jones U.S. Consumer Services Index.

JNL/Mellon Capital Management Financial Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing . under normal circumstances , at least 80% of its assets in the stocks in the Dow Jones U.S. Financial Index in proportion to their market capitalization weighting in the Dow Jones U.S. Financials Index.

JNL/Mellon Capital Management Healthcare Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing , under normal circumstances , at least 80% of its assets in the stocks in the Dow Jones U.S. Health Care Index in proportion to their market capitalization weighting in the Dow Jones U.S. Health Care Index.

JNL/Mellon Capital Management Oil & Gas Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing , under normal circumstances , at least 80% of its assets in the stocks in the Dow Jones U.S. Oil & Gas Index in proportion to their market capitalization weighting in the Dow Jones U.S. Oil & Gas Index.

JNL/Mellon Capital Management Technology Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing , under normal circumstances , at least 80% of its assets in the stocks in the Dow Jones U.S. Technology Index in proportion to their market capitalization weighting in the Dow Jones U.S. Technology Index.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage.  Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the results of those other mutual funds.  We cannot guarantee, and make no representation, that the investment results of similar Funds will be comparable even though the Funds have the same investment sub-advisers.  The Funds described are available only through variable annuity contracts issued by Jackson.  They are NOT offered or made available to the general public directly.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations.  IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base.  A Fund may not experience similar performance as its assets grow.

You should read the prospectuses for the JNL Series Trust and the JNL Variable Fund LLC carefully before investing.  Additional Funds and Investment Divisions may be available in the future.  The prospectuses for the JNL Series Trust and the JNL Variable Fund LLC are attached to this prospectus.  However, these prospectuses may also be obtained at no charge by calling 1-800-873-5654 (Annuity and Life Service Center) or 1-800-777-7779 (for contracts purchased through a bank or financial institution), by writing P.O. Box 30314, Lansing, Michigan 48909-7814, or by visiting www.jackson.com.

Voting Privileges. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund.  We will vote all the shares we own in proportion to those instructions from Owners.  An effect of this proportional voting is that a relatively small number of Owners may determine the outcome of a vote.

Substitution. We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account.  We will not do this without any required approval of the SEC.  We will give you notice of any substitution.

CONTRACT CHARGES

There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract.  Charges are deducted proportionally from your Contract Value.  Some of these charges are for optional endorsements, as noted, so they are deducted from your Contract Value only if you elected to add that optional endorsement to your Contract.  These charges may be a lesser amount where required by state law or as described below, but will not be increased.  We expect to profit from certain charges assessed under the Contract.  These charges (and certain other expenses) are as follows:

Mortality and Expense Risk Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge.  On an annual basis, this charge equals 1.65% of the average daily net asset value of your allocations to the Investment Divisions.

This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract.  Our mortality risks under the Contracts arise from our obligations:

●	to make income payments for the life of the Annuitant during the income phase;
●	to waive the withdrawal charge in the event of the Owner's death; and
●	to provide a basic death benefit prior to the Income Date.

Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charge.  Included among these expense risks are those that we assume in connection with waivers of withdrawal charges under the Terminal Illness Benefit, the Specified Conditions Benefit and the Extended Care Benefit.

If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

Annual Contract Maintenance Charge. During the accumulation phase, we deduct a $35 annual contract maintenance charge on the Contract Anniversary of the Issue Date.  We will also deduct the annual contract maintenance charge if you make a total withdrawal.  This charge is for administrative expenses.  The annual contract maintenance charge will be assessed on the Contract Anniversary or upon full withdrawal and generally is taken from the Investment Divisions, the Fixed Account and the GMWB Fixed Account based on the proportion their respective value bears to the Contract Value.  We will not deduct this charge if, when the deduction is to be made, the value of your Contract is $50,000 or more.

Administration Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges.  On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions.  This charge does not apply to the Fixed Account or the GMWB Fixed Account.  This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account.

Transfer Charge. You must pay $25 for each transfer in excess of 15 in a Contract Year.  For this purpose, all transfers that are processed on the same Business Day will be considered as one transfer.  This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division or the Fixed Account, as applicable.  We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require, and we may charge a lesser fee where required by state law.

Withdrawal Charge. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

●	Premiums that are no longer subject to a withdrawal charge (Premiums in your annuity for at least nine years without being withdrawn), plus
●
earnings (excess of your Contract Value allocated to the Investment Divisions, the Fixed Account and the GMWB Fixed Account over Premiums and Contract Enhancements that you have not previously withdrawn (referred to as Remaining Premiums and remaining Contract Enhancements, respectively) allocated to those accounts;  Contract Enhancements, thus, are not considered earnings for purposes of calculating the withdrawal charge or free withdrawal amount described below.  However, Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.  Contract Enhancements are also considered earnings for purposes of calculating the optional Earnings Protection Benefit (for more information about this endorsement, please see "Earnings Protection Benefit" beginning on page 222.)

●
during each Contract Year 10% of Premium (subject to certain exclusions) that would otherwise incur a withdrawal charge, be subject to a Contract Enhancement recapture charge, or be reduced by an Excess Interest Adjustment, and that has not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), minus earnings (required minimum distributions will be counted as part of the free withdrawal amount).

We will deduct a withdrawal charge on:

●	withdrawals in excess of the free withdrawal amounts, or
●	withdrawals under a tax-qualified Contract that exceed its required minimum distributions, or
●
withdrawals in excess of the free withdrawal amounts to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity, or

●	Amounts withdrawn in a total withdrawal, or
●	Amounts applied to income payments on an Income Date that is within one year of the Issue Date.

The amount of the withdrawal charge deducted varies (depending upon how many years prior to the withdrawal you made the Premium payment(s) you are withdrawing) according to the following schedule (except for Contracts purchased in Connecticut or Oregon, and other state variations that may apply):

Withdrawal Charge (as a percentage of Premium payments):

Completed Years since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+

Withdrawal Charge	7.5%	7%	6%	5.50%	5%	4%	3%	2%	1%	0

For Contracts purchased in the state of Connecticut before October 11, 2010, the amount of the withdrawal charge deducted also varies (depending upon how many years prior to the withdrawal you made the Premium payment(s) you are withdrawing) and is according to the following schedule:

Withdrawal Charge (as a percentage of Premium payments) for Contracts purchased in Connecticut:

Completed Years since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+

Withdrawal Charge	5%	4.5%	4%	3.50%	3%	2.50%	2%	1%	0.50%	0

For Contracts purchased in the state of Connecticut on or after October 11, 2010, and for Contracts purchased in the state of Oregon, the withdrawal charge includes the Contract Enhancement recapture charge and reflects the fact that the maximum Contract Enhancement credited is 5% (rather than 6% or 8%).

Withdrawal Charge (as a percentage of Premium payments) for Contracts purchased in Connecticut and Oregon:

Completed Years since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+

Withdrawal Charge	9%	9%	8%	7%	6%	5%	4%	2%	1%	0

For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings, second from the oldest Remaining Premium, and third from Contract Enhancements.  If you make a full withdrawal, or elect to commence income payments within one year of the date your Contract was issued, the withdrawal charge is based on Premiums remaining in the Contract and no free withdrawal amount applies.  If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract.  The withdrawal charge compensates us for costs associated with selling the Contracts.

Note:  Withdrawals under a non-qualified Contract will be taxable on an “income first” basis.  This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full.  Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions).  In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any amounts paid out as:

●	income payments during your Contract's income phase (but the withdrawal charge is deducted at the Income Date if income payments are commenced in the first Contract Year);
●	death benefits;
●
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution; if the Contract was purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA); or is a Roth IRA annuity, then the entire withdrawal will be subject to the withdrawal charge);

●
if permitted by your state, withdrawals of up to $250,000 from the Investment Divisions, the Fixed Account (subject to certain exclusions) and the GMWB Fixed Account if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

●
if permitted by your state, withdrawals of up to 25% (12 1/2% for each of two joint Owners) of your Contract Value from the Investment Divisions, the Fixed Account (subject to certain exclusions) and the GMWB Fixed Account if you incur certain serious medical conditions specified in your Contract.

We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense.  Some examples are the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser.  We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson or any of our affiliates.

Earnings Protection Benefit (“EarningsMax”) Charge.  If you select the Earnings Protection Benefit endorsement, you may pay us a charge that equals 0.30% (for a maximum of 0.45%) on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.  The charge on currently offered Contracts may be less.  Please check with your representative to learn about the current level of the charge and its availability in your state.  This charge continues if you transfer ownership of the Contract to someone who would not have been eligible for the Earnings Protection Benefit upon application (age 75 or younger), even though the benefit is not payable.  If your spouse elects to continue the Contract under the Special Spousal Continuation Option (please see “Special Spousal Continuation Option” on page 233 ) , the charge will continue to be assessed unless your spouse elects to discontinue the Earnings Protection Benefit, at which time the charge will cease.  We stop deducting this charge on the date you annuitize.

Contract Enhancement Recapture Charge. If you make a partial or total withdrawal from your Contract in the first nine years since the Premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your Premiums.  The recapture charge is applied to withdrawals of Contract Value when: the Contract is returned during the free look period; withdrawals are in excess of the free withdrawal amounts; withdrawals exceed the required minimum distributions of the Internal Revenue Code; there is a total withdrawal; there is a total withdrawal due to annuitizing the Contract and the corresponding Income Date is within the recapture charge schedule (see Example 3 in Appendix B).  The recapture charge schedule is based on Completed Years and the amounts of these charges are as follows (except for Contracts purchased in Connecticut and Oregon):

Contract Enhancement Recapture Charge (as a percentage of Premium payments)

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
Recapture Charge	6%	5.50%	4.50%	4%	3.50%	3%	2%	1%	0.50%	0

The above specified recapture charge percentages apply in all circumstances, whether the Contract Enhancement is 6% at the time of the Premium payment, or includes the additional 2%. Therefore, the recapture charge percentage is not higher for Premium payments that receive the 8% Contract Enhancement than those that receive the 6% Contract Enhancement.  If you return your Contract during the free look period, however, the entire amount of any Contract Enhancement will be recaptured.

For Contracts purchased in the state of Connecticut before October 11, 2010, the Contract Enhancement is 5% (rather than 6% or 8%) (see "Contract Enhancements" beginning on page 63 for more information about how the Contract Enhancement works) and the recapture charge schedule is as follows:

Contract Enhancement Recapture Charge (as a percentage of Premium payments) for Contracts purchased in Connecticut before October 11, 2010

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
Recapture Charge	5%	4.50%	4%	3.50%	3%	2.50%	2%	1%	0.50%	0

If you return your Contract during the free look period, the entire amount of any Contract Enhancement will be recaptured.

The recapture charge percentage will be applied to the corresponding Premium reflected in the amount withdrawn or the amount applied to income payments that remain subject to a recapture charge.  (Please see the examples in Appendix B).  The amount recaptured will be taken from the Investment Divisions and the Fixed Account (and the GMWB Fixed Account, if applicable) in the proportion their respective values bear to the Contract Value.  The dollar amount recaptured will never exceed the dollar amount of the Contract Enhancement added to the Contract.  Recapture charges will be applied upon electing to commence income payments, even in a situation where the withdrawal charge is waived.

We expect to make a profit on the recapture charge, and examples in Appendix B may assist you in understanding how the recapture charge works.  However, we do not assess the recapture charge on any amounts paid out as:

●	death benefits;
●	withdrawals taken under the free withdrawal provision;
●
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge);

●
if permitted by your state, additional withdrawals of up to $250,000 from the Separate Account, the Fixed Account Options (subject to certain exclusions) and the GMWB Fixed Account if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

●
if permitted by your state, additional withdrawals of up to 25% (12 1/2% for each of two joint Owners) of your Contract Value from the Separate Account, the Fixed Account Options (subject to certain exclusions) and the GMWB Fixed Account if you incur certain serious medical conditions specified in your Contract.

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  For more information about the GWB, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 73.

Annual Charge	Maximum		Current
For endorsements purchased on or after May 1, 2010	1.20%	(WA Only) 1.20%	0.60%	(WA Only) 0.60%
For endorsements purchased before May 1, 2010	.80%	.81%	0.45%	0.45%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly
We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued (subject to availability); or upon election of a step-up – subject to the applicable maximum charge.

The actual deduction of the charge will be reflected in your quarterly statement.  We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 73.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  For more information about the GWB, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 78.

5% GMWB With Annual Step-Up
Annual Charge	Maximum		Current
For endorsements purchased on or after May 1, 2011	1.70%	(WA Only) 1.74%	0.85%	(WA Only) 0.87%
For endorsements purchased before May 1, 2011	1.45%	1.47%	0.65%	0.66%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month.  The actual deduction of the charge will be reflected in your quarterly statement.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

For GMWBs purchased prior to May 1, 2011, the following charge reductions may apply.  The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date.  If the charge in your state is quarterly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.1125% of the GWB each quarter (0.45% annually).  After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.05% of the GWB each quarter (0.20% annually).  If the charge in your state is monthly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.0375% of the GWB each Contract Month (0.45% annually).  After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.0175% of the GWB each Contract Month (0.21% annually).

We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued; (subject to availability) or for GMWBs issued before May 1, 2011, with a step-up that you request (not on step-ups that are automatic) – subject to the maximum annual charge.

For GMWBs issued on or after May 1, 2011, we may also change the charge when there is a step-up on or after the second Contract Anniversary, subject to the maximum annual charge.  In this case, if the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary or Contract Quarterly Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  You may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary or Contract Quarterly Anniversary.

We stop deducting this charge on the earlier of the date that the GMWB is terminated, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “5% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up (AutoGuard 5)” beginning on page 78.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 82.

6% GMWB With Annual Step-Up
Annual Charge	Maximum		Current
For endorsements purchased on or after May 1, 2011	2.00%	(WA Only) 2.04%	1.00%	(WA Only) 1.02%
For endorsements purchased before May 1, 2011	1.60%	1.62%	0.85%	0.87%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month. The actual deduction of the charge will be reflected in your quarterly statement.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

For GMWBs purchased before May 1, 2011, the following charge reductions may apply.  The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date.  If the charge in your state is quarterly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.15% of the GWB each quarter (0.60% annually).  After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.075% of the GWB each quarter (0.30% annually).  If the charge in your state is monthly, and if you have not taken any withdrawals before the fifth Contract Anniversary, then you will pay 0.05% of the GWB each Contract Month (0.60% annually).  After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.025% of the GWB each Contract Month (0.30% annually).

We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued (subject to availability); or for GMWBs issued before May 1, 2011, with a step-up that you request (not on step-ups that are automatic) – subject to the maximum annual charge.

For GMWBs issued on or after May 1, 2011, we may also change the charge when there is a step-up on or after the second Contract Anniversary, subject to the maximum annual charge.  In this case, if the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary or Contract Quarterly Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary or Contract Quarterly Anniversary.

We stop deducting this charge on the earlier of the date that the GMWB is terminated, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “6% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up (AutoGuard 6)” beginning on page 82.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up (“LifeGuard Freedom 6 GMWB”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  For more information about the GWB, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 86.

Annual Charge	Maximum		Current
Ages 45 – 80	1.50%	(WA Only) 1.50%	0.95%	(WA Only) 0.96%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

PLEASE NOTE:  EFFECTIVE OCTOBER 11, 2010, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the applicable maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement.  You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 86.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 86.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Note: The above section describes the charge for the LifeGuard Freedom 6 GMWB only.  If you purchase the LifeGuard Freedom 6 DB, additional charges apply for that benefit.  Please see “LifeGuard Freedom 6 DB” under “Death Benefit Charges”, beginning on page 58 for details.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up (“LifeGuard Freedom 6 GMWB With Joint Option”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  For more information about the GWB, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 94.

PLEASE NOTE:  EFFECTIVE OCTOBER 11, 2010, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Annual Charge	Maximum		Current
Ages 45– 80	1.85%	(WA Only) 1.86%	1.25%	(WA Only) 1.26%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the applicable maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement.  You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 94.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 94.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up (“LifeGuard Select”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  For more information about the GWB, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up” beginning on page 104.

PLEASE NOTE:  EFFECTIVE MAY 1, 2010, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Annual Charge	Maximum		Current
Ages 55– 80	1.50%	(WA Only) 1.50%	0.85%	(WA Only) 0.87%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.  We deduct the charge from your Contract Value.  The deduction of the charge could cause an automatic transfer under this GMWB's Transfer of Assets provision.  For more information, please see “Transfer of Assets” under “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up” beginning on page 104.

Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the applicable maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement.  You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up” beginning on page 104.  Please check with your representative to learn about the current level of the charge and the current interest rate for the GMWB Fixed Account, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and upon automatic step-up on or after the fifth Contract Anniversary, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up” beginning on page 104.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up (“LifeGuard Select With Joint Option”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  For more information about the GWB, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up” beginning on page 115.

PLEASE NOTE:  EFFECTIVE MAY 1, 2010, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Annual Charge	Maximum		Current
Ages 55-80	1.85%	(WA Only) 1.86%	1.05%	(WA Only) 1.05%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.  We deduct the charge from your Contract Value.  The deduction of the charge could cause an automatic transfer under this GMWB's Transfer of Assets provision.  For more information, please see “Transfer of Assets” under “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up” beginning on page 115.

Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the applicable maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement.  You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up” beginning on page 115.  Please check with your representative to learn about the current level of the charge and the current interest rate for the GMWB Fixed Account, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and upon automatic step-up on or after the fifth Contract Anniversary, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up” beginning on page 115.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets (“Jackson Select”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  For more information about the GWB, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets” beginning on page 128.

PLEASE NOTE:  EFFECTIVE MAY 1, 2011, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Annual Charge	Maximum		Current
For endorsements issued on or after October 11, 2010	2.00%	(WA Only) 2.04%	1.00%	(WA Only) 1.02%
For endorsements issued before October 11, 2010	1.70%	1.74%	0.85%	0.87%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.  We deduct the charge from your Contract Value.  The deduction of the charge could cause an automatic transfer under this GMWB's Transfer of Assets provision.  For more information, please see “Transfer of Assets” under “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets” beginning on page 128.

Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary (fifth Contract Anniversary if this endorsement was issued before October 11, 2010), again subject to the applicable maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement.  You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets” beginning on page 128.  Please check with your representative to learn about the current level of the charge and the current interest rate for the GMWB Fixed Account, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and upon automatic step-up on or after the second Contract Anniversary (fifth Contract Anniversary if this endorsement was issued before October 11, 2010), the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets” beginning on page 128.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets (“Jackson Select With Joint Option”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  For more information about the GWB, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets” beginning on page 141.

PLEASE NOTE:  EFFECTIVE MAY 1, 2011, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

Annual Charge	Maximum		Current
For endorsements issued on or after October 11, 2010	2.60%	(WA Only) 2.64%	1.30%	(WA Only) 1.32%
For endorsements issued before October 11, 2010	2.10%	2.10%	1.05%	1.05%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.  We deduct the charge from your Contract Value.  The deduction of the charge could cause an automatic transfer under this GMWB's Transfer of Assets provision.  For more information, please see “Transfer of Assets” under “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets” beginning on page 141.

Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary (fifth Contract Anniversary if this endorsement was issued before October 11, 2010), again subject to the applicable maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement.  You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets” beginning on page 141.  Please check with your representative to learn about the current level of the charge and the current interest rate for the GMWB Fixed Account, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and upon automatic step-up on or after the second Contract Anniversary (fifth Contract Anniversary if this endorsement was issued before October 11, 2010), the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets” beginning on page 141.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets (“Jackson Select Protector GMWB”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  For more information about the GWB, please see “For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets (Jackson Select Protector GMWB)” beginning on page 155.

Annual Charge	Maximum		Current
	2.30%	(WA Only) 2.34%	1.15%	(WA Only) 1.17%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.  We deduct the charge from your Contract Value.  The deduction of the charge could cause an automatic transfer under this GMWB's Transfer of Assets provision.  For more information, please see “Transfer of Assets” under “For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets” beginning on page 155.

Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the applicable maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Such election must be received in Good Order prior to the Contract Anniversary. While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary.

The actual deduction of the charge will be reflected in your quarterly statement.  You will continue to pay the charge for the endorsement through the earlier of the date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets” beginning on page 155.  Please check with your representative to learn about the current level of the charge and the current interest rate for the GMWB Fixed Account, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and upon automatic step-up on or after the second Contract Anniversary, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets” beginning on page 155.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (with and without the Optional GAWA% Table) (“LifeGuard Freedom 6 Net”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on whether you elect the Optional GAWA% Table which provides a higher GAWA percentage (see table below).  For more information about the GWB and the Optional GAWA% Table, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 165.

Annual Charge	Maximum		Current
For endorsements purchased before April 30, 2012	2.10%	(WA Only) 2.10%	1.05%	(WA Only) 1.05%
For endorsements purchased on or after April 30, 2012 (without Optional GAWA% Table)	2.20%	(WA Only) 2.22%	1.10%	(WA Only) 1.11%
For endorsements purchased on or after April 30, 2012 (with Optional GAWA% Table)	2.70%	(WA Only) 2.70%	1.35%	(WA Only) 1.35%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary (fifth Contract Anniversary for endorsements issued before April 30, 2012), again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 165.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 165.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (with and without the Optional GAWA% Table) (“LifeGuard Freedom 6 Net With Joint Option”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on whether you elect the Optional GAWA% Table which provides a higher GAWA percentage (see table below).  For more information about the GWB and the Optional GAWA% Table, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 177.

Annual Charge	Maximum		Current
For endorsements purchased before April 30, 2012	3.00%	(WA Only) 3.00%	1.50%	(WA Only) 1.50%
For endorsements purchased on or after April 30, 2012 (without Optional GAWA% Table)	3.00%	(WA Only) 3.00%	1.55%	(WA Only) 1.56%
For endorsements purchased on or after April 30, 2012 (with Optional GAWA% Table)	3.00%	(WA Only) 3.00%	1.80%	(WA Only) 1.80%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary (fifth Contract Anniversary for endorsements issued before April 30, 2012), again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 177.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 177.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (with and without the Optional GAWA% Table) (“LifeGuard Freedom Flex GMWB”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on whether you elect the Optional GAWA% Table which provides a higher GAWA percentage (see table below).  For more information about the GWB and the Optional GAWA% Table, please see “LifeGuard Freedom Flex GMWB” beginning on page 192.

LifeGuard Freedom Flex GMWB Without Optional GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.80%	(WA Only) 1.80%	0.90%	(WA Only) 0.90%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.00%	2.04%	1.00%	1.02%
6% Bonus and Annual Step-Up	1.90%	1.92%	0.95%	0.96%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%
8% Bonus and Annual Step-Up (no longer offered on or after August 29, 2011)	2.60%	2.64%	1.30%	1.32%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex GMWB With Optional GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.30%	(WA Only) 2.34%	1.15%	(WA Only) 1.17%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%
6% Bonus and Annual Step-Up	2.40%	2.40%	1.20%	1.20%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.70%	2.70%	1.35%	1.35%
7% Bonus and Annual Step-Up	2.70%	2.70%	1.35%	1.35%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.50%	1.50%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  We will, however, stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “LifeGuard Freedom Flex GMWB” beginning on page 192.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “LifeGuard Freedom Flex GMWB” beginning on page 192.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Note: The above section describes the charge for the LifeGuard Freedom Flex GMWB only.  If you purchase the LifeGuard Freedom Flex DB, additional charges apply for that benefit.  Please see “LifeGuard Freedom Flex DB” under “Contract Charges”, in the part entitled “Death Benefit Charges”, beginning on 231 for details.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (with and without the Optional GAWA% Table) (“LifeGuard Freedom Flex With Joint Option GMWB”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on whether you elect the Optional GAWA% Table which provides a higher GAWA percentage (see table below).  For more information about the GWB and the Optional GAWA% Table, please see “LifeGuard Freedom Flex With Joint Option” beginning on page 202.

LifeGuard Freedom Flex With Joint Option GMWB Without Optional GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.10%	(WA Only) 2.10%	1.05%	(WA Only) 1.05%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%
6% Bonus and Annual Step-Up	2.50%	2.52%	1.25%	1.26%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.50%	1.50%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.50%	1.50%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex With Joint Option GMWB With Optional GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.60%	(WA Only) 2.64%	1.30%	(WA Only) 1.32%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.50%	1.50%
6% Bonus and Annual Step-Up	3.00%	3.00%	1.50%	1.50%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.75%	1.77%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.75%	1.77%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  We will, however, stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “LifeGuard Freedom Flex With Joint Option GMWB” beginning on page 189.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “LifeGuard Freedom Flex With Joint Option GMWB” beginning on page 202.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GMWB Charge Base (see table below).

Annual Charge	Maximum		Current
	2.20%	(WA Only) 2.22%	1.10%	(WA Only) 1.11%
Charge Basis	GMWB Charge Base
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

GMWB Charge Base.  At issue, the GMWB Charge Base is equal to the Guaranteed Withdrawal Balance (“GWB”).  After each subsequent purchase payment, the GMWB Charge Base is increased by the amount of the purchase payment net of any applicable Premium taxes, subject to a maximum of $5,000,000.  The GMWB Charge Base is not reduced for withdrawals unless a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or Stretch RMD, as applicable. In this case, the GMWB Charge Base is reduced for the Excess Withdrawal amount in the same proportion as the Contract Value is reduced by the Excess Withdrawal. The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the Stretch RMD, as applicable.

For more information about the GMWB Charge Base, GAWA and Stretch RMD, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) beginning on page 213.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GMWB Charge Base.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or elections after issue (subject to availability) subject to the applicable maximum charge. The actual deduction of the charge will be reflected in your quarterly statement.  We stop deducting this charge on the earlier of the date the endorsement terminates, or the date your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  For more information about how the endorsement works, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (‘MarketGuard Stretch GMWB’)” beginning on page 213.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Death Benefit Charges. There is no additional charge for the Contract's basic death benefit.  However, for an additional charge, you may select one of the Contract's available optional death benefits in place of the basic death benefit.  Please ask your agent whether there are variations on these benefits in your state or contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

If you select the 5% Roll-up Death Benefit, you will pay 0.20% of the GMDB Benefit Base each Contract Quarter (0.80% annually), subject to a maximum quarterly charge of 0.30% (1.20% annually) on new issues.  For Contracts issued before April 30, 2012, you pay 0.15% of the GMDB Benefit Base each Contract Quarter (0.60% annually), subject to a maximum quarterly charge of 0.30% (1.20% annually).  We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division and the Fixed Account.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.  The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value.  While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.  For more information about how the endorsement works, including this benefit's GMDB Benefit Base, please see “5% Roll-up Death Benefit” under “Optional Death Benefits”, beginning on page 223.

If you select the 6% Roll-up Death Benefit, you will pay 0.20% of the GMDB Benefit Base for this benefit each Contract Quarter (0.80% annually), subject to a maximum quarterly charge of 0.40% (1.60% annually) on new issues.  We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division and the Fixed Account.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.  The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value.  While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.  For more information about how the endorsement works, including this benefit's GMDB Benefit Base, please see “6% Roll-up Death Benefit” under “Optional Death Benefits”, beginning on page 224.  PLEASE NOTE:  EFFECTIVE APRIL 30, 2012, THE 6% ROLL-UP DEATH BENEFIT ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

If you select the Highest Quarterly Anniversary Value Death Benefit, you will pay 0.075% of the GMDB Benefit Base for this benefit each Contract Quarter (0.30% annually), subject to a maximum quarterly charge of 0.15% (0.60% annually) on new issues.  We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division and the Fixed Account.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.  The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value.  While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.  For more information about how the endorsement works, including this benefit's GMDB Benefit Base, please see “Highest Quarterly Anniversary Value Death Benefit” under “Optional Death Benefits”, beginning on page 225.

If you select the Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit, you will pay 0.225% of the GMDB Benefit Base each Contract Quarter (0.90% annually), subject to a maximum quarterly charge of 0.35% (1.40% annually) on new issues.  For Contracts issued before April 30, 2012, you pay 0.175% of the GMDB Benefit Base each Contract Quarter (0.70% annually), subject to a maximum quarterly charge of 0.35% (1.40% annually).    We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division and the Fixed Account.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.  The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value.  While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.  For more information about how the endorsement works, including this benefit's GMDB Benefit Base, please see “Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit” under “Optional Death Benefits”, beginning on page 226.

If you select the Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit, you will pay 0.225% of the GMDB Benefit Base for this benefit each Contract Quarter (0.90% annually), subject to a maximum quarterly charge of 0.45% (1.80% annually) on new issues.  We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division and the Fixed Account.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.  The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value.  While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.  For more information about how the endorsement works, including this benefit's GMDB Benefit Base, please see “Combination 6% Roll-up and Highest Quarterly Anniversary Death Benefit” under “Optional Death Benefits”, beginning on page 228.  PLEASE NOTE:  EFFECTIVE APRIL 30, 2012, THE COMBINATION 6% ROLL-UP AND HIGHEST QUARTERLY ANNIVERSARY VALUE DEATH BENEFIT ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

If you select the LifeGuard Freedom 6 DB optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom 6 GMWB, you will pay two separate charges for the combined benefit.  For LifeGuard Freedom 6 DB, you will pay 0.15% of the GMWB Death Benefit each Contract Quarter (0.60% annually).  The charge for LifeGuard Freedom 6 DB, which is based on a percentage of the GMWB Death Benefit, is separate from and in addition to the charge for the LifeGuard Freedom 6 GMWB, which is based on a percentage of the Guaranteed Withdrawal Balance (GWB) and paid each Contract Quarter at the rate of 0.95% annually.  For more information about the GMWB Death Benefit, please see “LifeGuard Freedom 6 DB” under “Optional Death Benefits”, beginning on page 229.  For more information about the charges for LifeGuard Freedom 6 GMWB, please see page 47, and for benefit information, including the GWB, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 86.

We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division and the Fixed Account.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.  The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value.  While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMWB Death Benefit.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.

PLEASE NOTE:  EFFECTIVE OCTOBER 11, 2010, THE LIFEGUARD FREEDOM 6 DB ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

If you select the LifeGuard Freedom Flex DB optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options), you will pay two separate charges for the combined benefit.  For LifeGuard Freedom Flex DB, you will pay 0.175% of the GMWB Death Benefit each Contract Quarter (0.70% annually).  (For Contracts purchased in Washington State, the current and maximum charge for LifeGuard Freedom Flex DB is 0.06% of the GMWB Death Benefit each Contract Month (0.72% annually).) The charge for LifeGuard Freedom Flex DB, which is based on a percentage of the GMWB Death Benefit, is separate from and in addition to the charge for the LifeGuard Freedom Flex GMWB, which is based on a percentage of the Guaranteed Withdrawal Balance (GWB) and paid each Contract Quarter at the current rate of 0.95% annually.  (For Contracts purchased in Washington State, the charge for LifeGuard Freedom Flex GMWB is currently 0.08% of the GWB each Contract Month (0.96% annually).)  For more information about the GMWB Death Benefit, please see “LifeGuard Freedom Flex DB” under “Optional Death Benefits”, beginning on page 231.  For more information about the charges for LifeGuard Freedom Flex GMWB, please see page 60  and for benefit information, including the GWB, please see “LifeGuard Freedom Flex GMWB” beginning on page 192.

We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division and the Fixed Account.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.  The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value.  While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMWB Death Benefit.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.

Commutation Fee. If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your Beneficiary elects to receive a lump sum payment, the amount received will be reduced by (a) minus (b) where:

●
(a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

●
(b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

Other Expenses.  We pay the operating expenses of the Separate Account, including those not covered by the mortality and expense and administrative charges.  There are deductions from and expenses paid out of the assets of the Funds.  These expenses are described in the attached prospectuses for the JNL Series Trust and the JNL Variable Fund LLC.  For more information, please see the “Fund Operating Expenses” table beginning on page 18.

Premium Taxes.  Some states and other governmental entities charge Premium taxes or other similar taxes.  We pay these taxes and may make a deduction from your Contract Values for them.  Premium taxes generally range from 0% to 3.5% (the amount of state Premium tax, if any, will vary from state to state).

Income Taxes.  We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division.  No federal income taxes are applicable under present law and we are not presently making any such deduction.

DISTRIBUTION OF CONTRACTS

Jackson National Life Distributors LLC (“JNLD”), located at 7601 Technology Way, Denver, Colorado 80237, serves as the distributor of the Contracts.  JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company.

The Contract is offered to customers of various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any legal responsibility to pay amounts that are owed under the Contract. The obligations and guarantees under the Contract are the sole responsibility of Jackson.  The financial institution, brokerage firm or insurance agency is responsible for delivery of various related disclosure documents and the accuracy of their oral description and recommendation of the purchase of the Contract.

Commissions are paid to broker-dealers who sell the Contracts.  While commissions may vary, they are not expected to exceed 8% of any Premium payment.  Where lower commissions are paid up front, we may also pay trail commissions.  We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years.

Under certain circumstances, JNLD out of its own resources may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions.  These payments and/or reimbursements to broker-dealers are in recognition of their marketing and distribution and/or administrative services support.  They may not be offered to all broker-dealers, and the terms of any particular agreement may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided assets under management, and the volume and size of the sales of our insurance products.  They may provide us greater access to the registered representatives of the broker-dealers receiving such compensation or may otherwise influence the broker-dealer and/or registered representative to present the Contracts more favorably than other investment alternatives.  Such compensation is subject to applicable state insurance law and regulation and the NASD rules of conduct.  While such compensation may be significant, it will not cause any additional direct charge by us to you.

The two primary forms of such compensation paid by JNLD are overrides and marketing support payments.  Overrides are payments that are designed as consideration for product placement, assets under management and sales volume.  Overrides are generally based on a fixed percentage of product sales and generally range from 10 to 50 basis points (0.10% to 0.50%).  Marketing support payments may be in the form of cash and/or non-cash compensation and allow us to, among other things, participate in sales conferences and educational seminars.  Examples of such payments include, but are not limited to, reimbursements for representative training or “due diligence” meetings (including travel and lodging expenses), client events, and business development and educational enhancement items, including payments to third party vendors for such items.  Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience.  Subject to NASD rules of conduct, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items and occasional meals and entertainment.

Below is an alphabetical listing of the 20 broker-dealers that received the largest amounts of marketing and distribution and/or administrative support in 2010 from the Distributor in relation to the sale of our variable insurance products:

Commonwealth Financial Network
First Allied Securities, Inc.
Invest Financial Corporation
Investment Centers of America, Inc.
Lincoln Financial Advisors
LPL Financial Corporation
Merrill Lynch, Pierce, Fenner & Smith, Inc.
MML Investors Services Inc.
Morgan Keegan & Company
National Planning Corporation
NEXT Financial Group, Inc
Raymond James
RBC Capital Markets Corp.
Securities America, Inc.
Signator Investors, Inc.
SII Investments, Inc.
Transamerica Financial Advisors, Inc.
UBS Financial Services, Inc.
Wells Fargo Advisors LLC
Woodbury Financial Services, Inc.

Please see Appendix C for a complete list of broker-dealers that received amounts of marketing and distribution and/or administrative support in 2010 from the Distributor in relation to the sale of our variable insurance products.  While we endeavor to update this list on an annual basis, please note that interim changes or new arrangements may not be listed.

You can learn about the amount of any available bonus by calling the toll-free number on the cover page of this prospectus.  Contract purchasers should inquire of the representative if such bonus is available to them and its compliance with applicable law.  We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges.  Besides Jackson National Life Distributors LLC, we are affiliated with the following broker-dealers:

●	National Planning Corporation,
●	SII Investments, Inc.,
●	IFC Holdings, Inc. d/b/a Invest Financial Corporation,
●	Investment Centers of America, Inc., and
●	Curian Clearing LLC

The Distributor also has the following relationships with the sub-advisers and their affiliates.  The Distributor receives payments from certain sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate.  The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser's participation.  Our affiliated broker-dealers may also sell the retail mutual funds of certain sub-advisers.  In addition, the Distributor acts as distributor of variable annuity contracts and variable life insurance policies (the “Other Contracts”) issued by Jackson and its subsidiary, Jackson National Life Insurance Company of New York.  Raymond James Financial Services, a brokerage affiliate of the sub-adviser to the JNL/Eagle Funds, participates in the sale of Contracts and is compensated by JNLD for its activities at the standard rates of compensation.  Unaffiliated broker-dealers are also compensated at the standard rates of compensation.  The compensation consists of commissions, trail commissions and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

All of the compensation described here, and other compensation or benefits provided by Jackson or our affiliates, may be greater or less than the total compensation on similar or other products.  The amount and/or structure of the compensation can possibly create a potential conflict of interest as it may influence your registered representative, broker-dealer or selling institution to present this Contract over other investment alternatives.  The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer.  You may ask your registered representative about any variations and how he or she and his or her broker-dealer are compensated for selling the Contract.

PURCHASES

Minimum Initial Premium:

●	$5,000 under most circumstances
●	$2,000 for a qualified plan Contract

Minimum Additional Premiums:

●	$500 for a qualified or non-qualified plan
●	$50 for an automatic payment plan
●
You can pay additional Premiums during the accumulation phase unless a specific optional benefit or feature provides limitations; however, Premium will not be accepted on or after the first Contract Anniversary following the Owner’s 85th birthday.  (Premium payments also will not be accepted on or after the first Contract Anniversary for Contracts purchased in the state of Montana or (for Contracts purchased before April 30, 2012) in the state of Mississippi.)

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any Premium payment.  There is a $100 minimum balance requirement for each Investment Division and Fixed Account.  We reserve the right to restrict availability or impose restrictions on the Fixed Account and the GMWB Fixed Account.

Maximum Premiums:

●	The maximum aggregate Premiums you may make without our prior approval is $1 million.

The payment of subsequent Premiums relative to market conditions at the time they are made may or may not contribute to the various benefits under your Contract, including the enhanced death benefits or any GMWB.

Allocations of Premium.  You may allocate your Premiums to one or more of the Investment Divisions and Fixed Account.  Each allocation must be a whole percentage between 0% and 100%.  The minimum amount you may allocate to the Investment Division or a Fixed Account is $100.  We will allocate any additional Premiums you pay in the same way unless you instruct us otherwise.

Although more than 18 Investment Divisions, the Fixed Account and the GMWB Fixed Account are available under your Contract, you may not allocate your Contract Values among more than 18 at any one time.  Additionally, you may not choose to allocate your Premiums to the GMWB Fixed Account; however, Contract Value may be automatically allocated to the GMWB Fixed Account according to non-discretionary formulas if you have purchased the optional LifeGuard Select GMWB, LifeGuard Select with Joint Option GMWB, Jackson Select GMWB, Jackson Select with Joint Option GMWB, or Jackson Select Protector GMWB.  For more detailed information regarding LifeGuard Select, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Endorsement” beginning on page 104.  For more detailed information regarding LifeGuard Select with Joint Option, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Endorsement” beginning on page 115.  For more detailed information regarding Jackson Select, including the GMWB Fixed Account, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets Endorsement” beginning on page 128.  For more detailed information regarding Jackson Select with Joint Option, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets Endorsement” beginning on page 141. For more detailed information regarding Jackson Select Protector GMWB, please see “For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets Endorsement” beginning on page 155.

We will issue your Contract and allocate your first Premium within two Business Days (days when the New York Stock Exchange is open) after we receive your first Premium and all information that we require for the purchase of a Contract.  If we do not receive all of the information that we require, we will contact you to get the necessary information.  If for some reason we are unable to complete this process within five Business Days, we will return your money.

Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Contract Enhancements. We will add a Contract Enhancement to the Owner's Contract Value for the initial Premium payment, and for each subsequent Premium payment received prior to the first Contract Anniversary following the Owner’s 85th birthday.  Premium payments will not be accepted on or after the first Contract Anniversary following the Owner’s 85th birthday.  If the Owner is age 85 at issue, Premium payments will not be accepted on or after the first Contract Anniversary.  In addition, Premium payments will not be accepted on or after the first Contract Anniversary for Contracts purchased in the state of Montana.

The Contract Enhancement is equal to 6% of the Premium payment if the adjusted Premium, as defined below, is less than $100,000 at the time the Premium payment is received.  The Contract Enhancement is equal to 8% of the Premium payments if adjusted Premium is greater than or equal to $100,000 at the time the Premium payment is received.  The adjusted Premium is determined at the time each Premium payment is processed and is equal to (a) the sum of all Premium payments processed prior to the receipt of the current Premium payment plus the current Premium payment less (b) the sum of all partial withdrawals processed prior to the receipt of the current Premium payment (including any applicable withdrawal charges, recapture charges and other charges or adjustments to such withdrawals).  During the first Contract Year only, at the time that a subsequent Premium payment is received that causes the adjusted Premium to equal or exceed $100,000 when it was less than $100,000 before the receipt of the Premium payment, a retroactive Contract Enhancement will be added to the Contract Value equal to 2% of each previous Premium payment for which a 6% Contract
Enhancement was credited and for which no 2% retroactive Contract Enhancement has already been added.  The Contract Enhancement will be applied as of the date of the subsequent Premium payment and there will be no adjustments to previous Contract Values.

For example, if the initial Premium payment is equal to $50,000, then the initial adjusted Premium is equal to $50,000 and the Contract Enhancement credited to the contract value is equal to 6% (since the adjusted Premium is less than $100,000) of the initial Premium payment (.06*$50,000 = $3,000).  If a withdrawal equal to $25,000 is taken at the end of the third Contract Month and a Premium payment equal to $75,000 is made at the end of the sixth Contract Month, then the adjusted Premium at the time the $75,000 subsequent Premium payment is received is equal to the initial Premium less the withdrawal plus the subsequent Premium payment ($50,000 - $25,000 + $75,000 = $100,000).  The Contract Enhancement credited to the contract value at the time of the subsequent Premium payment is equal to 8% (since the adjusted Premium is equal to or greater than $100,000) of the subsequent Premium payment plus the retroactive Contract Enhancement of 2% of the initial Premium payment (.08*$75,000 + .02*$50,000 = $7,000).  (Please also see Example 2 in Appendix B.)

For Contracts purchased in the states of Connecticut or Oregon, the Contract Enhancement is equal to 5% of the Premium payment for all Premium payments, regardless of the amount of the adjusted Premium at the time the Premium is received.

We will impose a Contract Enhancement recapture charge if you

●	make a total withdrawal within the recapture charge schedule or a partial withdrawal within the recapture charge schedule in excess of the free withdrawals permitted by your Contract,
●
elect to receive payment under an income option (see Example 3 in Appendix B)(for more information about these income options, see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 220) within the recapture charge schedule, or

●	return your Contract during the Free Look period. (If you return your Contract during the Free Look period, the entire amount of any Contract Enhancement will be recaptured.)

The Recapture Charge Schedule can be found on page 44 of this prospectus.  We will not impose the Contract Enhancement recapture charge if your withdrawal is made for certain health-related emergencies (see "Waiver of Withdrawal and Recapture Charges for Certain Emergencies" on page 69 for more information), withdrawals of earnings, withdrawals in accordance with the free withdrawal provision, amounts paid out as death benefits or to satisfy required minimum distributions of the Internal Revenue Code.  For purposes of the recapture charge, we treat withdrawals as coming first from earnings; second from the oldest Remaining Premium, based on the completed years (12 months) since the receipt of Premiums; and third from Contract Enhancements.  (See example 2 in Appendix B for an illustration.)  If the withdrawal requested exceeds the required minimum distribution, the recapture charge will be charged on the entire withdrawal amount.  We expect to make a profit on these charges for the Contract Enhancements.  Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancements work.  In certain situations, both a recapture charge and a withdrawal charge will be charged on your withdrawal amount (see examples 1 and 2 in Appendix B).
Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement.  Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

Asset-based charges are deducted from the total value of the Separate Account.  In addition, certain Contract charges, including a higher mortality and expense risk charge than would be charged under a similar contract without a Contract Enhancement, are assessed based on the total Contract Value.  In some cases, the amount of a Contract Enhancement may be more than offset by those charges.  Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had purchased a similar contract without a Contract Enhancement.  We expect to profit from certain charges assessed under the Contract, including the withdrawal charge and the mortality and expense risk charge.

Capital Protection Program.  If you select our Capital Protection Program at issue, we will allocate enough of your Premium to the Fixed Account you select to assure that the amount so allocated will equal, at the end of a selected period of 1, 3, 5, or 7 years, your total original Premium paid.  You may allocate the rest of your Premium to any Investment Division(s).  If any part of the Fixed Account value is surrendered or transferred before the end of the selected guaranteed period, the value at the end of that period will not equal the original Premium.  This program is available only if Fixed Account Options are available.  There is no charge for the Capital Protection Program.  You should consult your Jackson representative with respect to the current availability of Fixed Account Options, their limitations, and the availability of the Capital Protection Program.

For an example of capital protection, assume you made a Premium payment of $10,000 and were credited a $600 Contract Enhancement when the interest rate for the three-year guaranteed period was 3% per year.  We would allocate $9,152 to that Guarantee Period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken.  The remaining $848 of the payment and the $600 Contract Enhancement would be allocated to the Investment Division(s) you selected.

Alternatively, assume you made a Premium payment of $10,000 and were credited a $600 Contract Enhancement when the interest rate for the 7-year period was 6.75% per year.  Jackson would allocate $6,331 to that Guarantee Period because $6,331 will increase at that interest rate to $10,000 after 7 years.  The remaining $3,669 of the payment and the $600 Contract Enhancement will be allocated to the Investment Division(s) you selected.

Thus, as these examples demonstrate, the shorter Guarantee Periods require allocation of substantially all your Premium to achieve the intended result.  In each case, the results will depend on the interest rate declared for the Guarantee Period.

The Capital Protection Program will not be available if you purchase the LifeGuard Select Guaranteed Minimum Withdrawal Benefit, LifeGuard Select with Joint Option Guaranteed Minimum Withdrawal Benefit, Jackson Select Guaranteed Minimum Withdrawal Benefit or Jackson Select with Joint Option Guaranteed Minimum Withdrawal Benefit.

Accumulation Units.  Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select.  In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an “Accumulation Unit.”  During the income phase we use a measure called an “Annuity Unit.”

Every Business Day, we determine the value of an Accumulation Unit for each of the Investment Divisions by:

●	determining the total amount of assets held in the particular Investment Division;
●	subtracting any asset-based charges and taxes chargeable under the Contract; and
●	dividing this amount by the number of outstanding Accumulation Units.

Charges deducted through the cancellation of units are not reflected in this computation.

The value of an Accumulation Unit may go up or down from day to day.  The base Contract has a different Accumulation Unit value than each combination of optional endorsements an Owner may elect, based on the differing amount of charges applied in calculating that Accumulation Unit value.

When you make a Premium payment, we credit your Contract with Accumulation Units.  The number of Accumulation Units we credit is determined at the close of that Business Day by dividing the amount of the Premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the combination of optional endorsements you have elected and their respective charges.

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between an Investment Division and the Fixed Account must occur prior to the Income Date.  You can make 15 transfers every Contract Year during the accumulation phase without charge.

A transfer will be effective as of the end of the Business Day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

Transfers from the Fixed Account generally will be subject to any applicable Excess Interest Adjustment.

Potential Limits and Conditions on Fixed Account Transfers. There may be periods when we do not offer any Fixed Account.  We can prohibit or impose limitations or other requirements on transfers to or from the Fixed Account, as permitted by applicable law.

In addition, Contracts issued on or after October 11, 2010 also specifically reserve the right to impose the limitations and conditions set forth in 1-4 below with respect to the one-year Fixed Account Option.  Although we are not imposing these restrictions as of the date of this prospectus, if we do decide to impose them, they could provide as follows with respect to both new and already outstanding Contracts:

1.  During any Contract Year, the aggregate dollar amount of all transfers from the one-year Fixed Account Option (including transfers at the end of the one-year period) could not exceed whichever of the following three maximums apply to you for that year:
•
Maximum transfers during the first Contract Year in which you have Contract Value in the one-year Fixed Account Option subject to these restrictions: 1/3 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary;

•	Maximum transfers during any subsequent Contract Year, if you had Contract Value subject to these restrictions during the preceding Contract year:
i.	1/3 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary if you did not make a 1/3 transfer in the preceding year as mentioned above or
ii.	1/2 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary if you did make such a 1/3 transfer in the preceding year; or
•
Maximum transfers during any Contract Year, if you had Contract Value subject to these restrictions during both of the preceding two Contract Years and, in those years, you made the 1/3 maximum transfer in the first year and 1/2 maximum transfer the second year as mentioned above: all of your remaining Contract Value in the one-year Fixed Account Option.

2.  We could require that any transfer from the one-year Fixed Account Option in a Contract Year occur at least twelve months after the most recent such transfer in the previous Contract Year.

3.  We could restrict or prohibit your transfers into or allocations of any additional Premiums to the one-year Fixed Account Option in any Contract Year in which you make a transfer from the one-year Fixed Account Option.

4.  We could restrict or prohibit your transfers from the one-year Fixed Account Option in any Contract Year in which you make a transfer into or allocate any additional Premiums to the one-year Fixed Account Option.

We may impose restrictions 1-4 separately or in combination but we expect that they would be imposed as a group, so that you would be subject to all of these restrictions if you are subject to any of them.

Certain systematic investment programs could be excluded from the restrictions listed in 1-4 above, such that transfers under those programs would not count against the maximum amounts that may be transferred out of the one-year Fixed Account Option and the Contract Value under such programs would be excluded from the computation of such maximum amounts.

We also could permit or require that a systematic transfer program be used to make transfers from any Fixed Account Options. For example, you could be permitted to have the three transfers that are referred to in restriction 1 above automated through a systematic transfer out (“STO”) on each of your next three Contract Anniversaries.  The amount automatically transferred on each of such three Contract Anniversaries would be the maximum amount that would be permitted to be transferred on that date under restriction 1, such that following the automatic STO transfer on the third such Contract Anniversary you would no longer have any Contract Value in the one-year Fixed Account Option.  If we establish such an STO for you, however, we would (pursuant to restrictions 3 and 4 above) prohibit you from making any other transfer from, or any Premium payments or transfers into, the one-year Fixed Account Option during any Contract Year in which an automatic STO transfer is made for you.  Also (pursuant to restriction 2 above) you could elect such an STO only if (i) at least twelve calendar months have passed since your last STO program (if any) had ended and (ii) during the Contract Year in which you make the election, you have not made any transfers from, or any Premium payments or transfers into the one-year Fixed Account Option (unless you made the transfer or Premium payment before the time we had instituted restrictions 1-4). Transfers pursuant to any STO would not count toward your 15 free transfer limit.

If we require you to commence an STO at a time when, due to any of the foregoing restrictions, you would not be eligible to elect such a program, the three annual STO transfers will be delayed.  In that case, the first such STO transfer would occur on the first Contract Anniversary after you are eligible to elect an STO.

If we impose the restrictions described in 1-4 above, we would provide you prompt written notice of that fact, as well as any requirement or option to commence an STO.  In that case, the restrictions would be effective immediately and we would not expect to provide you with an opportunity to make transfers from the one-year Fixed Account Option, other than in compliance with and subject to the limitations in such restrictions.  Accordingly, if your Contract is issued on or after October 11, 2010, you should consider whether you are willing to be subject to those limitations before you allocate any Premiums or transfers to the one-year Fixed Account Option.

Under Contracts issued on or after October 10, 2010, we also may restrict your participation in any systematic investment program if you allocate any amounts to a Fixed Account Option.

Restrictions on Transfers: Market Timing.  The Contract is not designed for frequent transfers by anyone.  Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs.  Frequent transfers may also dilute the value of shares of an underlying Fund.  Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing.  Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract.  To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days.  Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

●	limiting the number of transfers over a period of time;
●	requiring a minimum time period between each transfer;
●	limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or
●	limiting the dollar amount that you may transfer at any one time.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive Business Days.  In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size.  We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary.  If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer.  We will notify you and your representative in writing within five days of placing the Contract on a watch list.

Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption.  We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

Our policies and procedures do not apply to the money market Investment Division, the Fixed Account, the GMWB Fixed Account, Dollar Cost Averaging, Earnings Sweep or the Automatic Rebalancing program.  We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship.  These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application.  Please contact our Annuity Service Center if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures.  We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract.  We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time.  If these policies and procedures are ineffective, the adverse consequences described above could occur.  We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

TELEPHONE AND INTERNET TRANSACTIONS

The Basics. You can request certain transactions by telephone or at www.jackson.com, our Internet website, subject to our right to terminate electronic or telephonic transfer privileges described above.  Our Annuity Service Center representatives are available during business hours to provide you with information about your account.  We require that you provide proper identification before performing transactions over the telephone or through our Internet website.  For Internet transactions, this will include a Personal Identification Number (PIN).  You may establish or change your PIN at www.jackson.com.

What You Can Do and How. You may make transfers by telephone or through the Internet unless you elect not to have this privilege.  Any authorization you provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your financial representative unless you notify us to the contrary.  To notify us, please call us at the Annuity Service Center.  Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement.

What You Can Do and When. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's Accumulation Unit value for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you.  If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day.  Otherwise the instructions will be carried out the next Business Day.  We will retain permanent records of all web-based transactions by confirmation number.  If you do not receive an electronic acknowledgement, you should telephone our Annuity Service Center immediately.

How to Cancel a Transaction. You may only cancel an earlier telephonic or electronic transfer request made on the same day by calling the Annuity Service Center before the New York Stock Exchange closes.  Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

Our Procedures. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine.  Our procedures include requesting identifying information and tape-recording telephone communications and other specific details.  We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize.  However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times.  We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege.  Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

●	by making either a partial or complete withdrawal,
●	by electing the Systematic Withdrawal Program,
●	by electing a Guaranteed Minimum Withdrawal Benefit, or
●	by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a withdrawal charge.  For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings, second from the oldest Remaining Premium, and third from Contract Enhancements.  When you make a complete withdrawal you will receive the value of your Contract as of the end of the Business Day your request is received by us in Good Order, minus any applicable taxes, the annual contract maintenance charge, charges due under any optional endorsement and all applicable withdrawal charges, adjusted for any applicable Excess Interest Adjustment.  For more information about withdrawal charges, please see “Withdrawal Charge” beginning on page 41.

Your withdrawal request must be in writing.  We will accept withdrawal requests submitted via facsimile.  There are risks associated with not requiring original signatures in order to disburse the money.  To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change.  We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Systematic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account Option or Investment Division from which you are making the withdrawal.  If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Investment Divisions, Fixed Account Options and GMWB Fixed Account based on the proportion their respective values bear to the Contract Value.  If you are specific in your withdrawal request, please know that, for Contracts with a GMWB containing a Transfer of Assets provision, the percentage of the partial withdrawal taken from the GMWB Fixed Account cannot exceed the ratio of the GMWB Fixed Account value to the Contract Value.

With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage.  After your withdrawal, at least $100 must remain in each Fixed Account Option or Investment Division from which the withdrawal was taken.  A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.  If your Contract contains a GMWB containing a Transfer of Assets provision, any systematic withdrawal request for a specified dollar amount or specified percentage from a particular Investment Division, the Fixed Account or the GMWB Fixed Account will be limited in that such withdrawals cannot be made from the GMWB Fixed Account.  If you wish your systematic withdrawal to include amounts allocated to the GMWB Fixed Account, your systematic withdrawal must be taken proportionally from all of the allocations (to the Investment Divisions, the GMWB Fixed Account and the Fixed Account) based on their respective values in relation to the Contract Value.

If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal.  There are conditions and limitations, so please contact our Annuity Service Center for more information.  Our contact information is on the cover page of this prospectus.  We neither endorse any investment advisers, nor make any representations as to their qualifications.  The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.  There are limitations on withdrawals from qualified plans.  For more information, please see “TAXES” beginning on page 234.

Waiver of Withdrawal and Recapture Charges for Certain Emergencies. We will waive the withdrawal charge (withdrawals from the Investment Divisions, the Fixed Account and the GMWB Fixed Account), but not any Excess Interest Adjustment that would otherwise apply in certain circumstances by providing you, at no charge, the following:

●
Terminal Illness Benefit, under which we will waive any withdrawal charges and recapture charges on amounts of up to $250,000 of your Contract Value from the Investment Divisions, Fixed Account (subject to certain exclusions) and the GMWB Fixed Account that you withdraw after providing us with a physician's statement that you have been diagnosed with an illness after the Contract’s issue date that will result in your death within 12 months;

●
Specified Conditions Benefit, under which you may make a one-time withdrawal of up to 25% (for joint Owners, this benefit applies to each of them for 12 1/2%) of your Contract Value from the Investment Divisions, Fixed Account (subject to certain exclusions) and the GMWB Fixed Account with no withdrawal charge or recapture charge after having provided us with a physician's statement that you have been diagnosed with one of the following conditions after the Contract’s issue date:

	○	Heart attack
	○	Stroke
	○	Coronary artery surgery
	○	Life-threatening cancer
	○	Renal failure or
	○	Alzheimer's disease; and
●
Extended Care Benefit, under which we will waive any withdrawal charges and recapture charges on amounts of up to $250,000 of your Contract Value from the Investment Divisions, Fixed Account (subject to certain exclusions) and the GMWB Fixed Account that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued.

You may exercise these benefits once under your Contract.

Guaranteed Minimum Withdrawal Benefit Considerations.  Most people who are managing their investments to provide retirement income want to provide themselves with sufficient lifetime income and also to provide for an inheritance for their beneficiaries.  The main obstacles they face in meeting these goals are the uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and will need to draw income from their investments.  A Guaranteed Minimum Withdrawal Benefit (GMWB) is designed to help reduce these uncertainties.

A GMWB is intended to address those concerns but does not provide any guarantee the income will be sufficient to cover any individual's particular needs.  Moreover, the GMWB does not assure that you will receive any return on your investments.  The GMWB also does not protect against loss of purchasing power of assets covered by a GMWB due to inflation.  Even relatively low levels of inflation may have a significant effect on purchasing power if not offset by stronger positive investment returns.  The step-up feature on certain of the GMWBs may provide protection against inflation when there are strong investment returns that coincide with the availability of effecting a step-up.  However, strong investment performance will only help the GMWB guard against inflation if the endorsement includes a step-up feature.

Payments under the GMWB will first be made from your Contract Value.  Our obligations to pay you more than your Contract Value will only arise under limited circumstances.  Thus, in considering the election of any GMWB you need to consider whether the value to you of the level of protection that is provided by a GMWB and its costs, which reduce Contract Value and offset our risks, are consistent with your level of concern and the minimum level of assets that you want to be sure are guaranteed.

The Joint For Life GMWB with Bonus and Annual Step-Up, and the Joint For Life GMWB with Bonus, Step-Up and Earnings-Sensitive Withdrawal Amount endorsements are available only to spouses and differ from the For Life GMWB with Bonus and Step-Up without the Joint Option, and the For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount without the Joint Option endorsements (which are available to spouses and unrelated parties) and enjoy the following advantages:

●
If the Contract Value falls to zero, benefit payments under the endorsement will continue until the death of the last surviving Covered Life if the For Life Guarantee is effective.  (For more information about the For Life Guarantee and for information on who is a Covered Life under this form of GMWB, please see the “LifeGuard Freedom Flex GMWB With Joint Option” subsection beginning on page 94, and the For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount with the Joint Option subsection beginning on page 165.)

●
If an Owner dies before the automatic payment of benefits begins, the surviving Covered Life may continue the Contract and the For Life Guarantee is not automatically terminated (as it is on the For Life GMWBs without the Joint Option).

The Joint For Life GMWBs have a higher charge than the respective For Life GMWBs without the Joint Option.

Additionally, the timing and amounts of withdrawals under a GMWB have a significant impact on the amount and duration of benefits.  The cumulative cost of a GMWB also is greater the longer the duration of ownership.  The closer you are to retirement the more reliably you may be able to forecast your needs to make withdrawals prior to the ages where the amounts of certain benefits (such as a For Life Guarantee (59 1/2) and a GWB Adjustment (70)) are locked-in.  Conversely, forecasts at younger ages may prove less reliable.  You should undertake careful consideration and thorough consultation with your representative or retirement planning agent as to the financial resources and age of the Owner/Annuitant and the value to you of the potentially limited downside protection that a GMWB might provide.

Guaranteed Minimum Withdrawal Benefit Important Special Considerations.  Each of the GMWBs provides that the GMWB and all benefits thereunder will terminate on the Income Date, which is the date when annuity payments begin.  The Income Date is either a date that you choose or the Latest Income Date.  The Latest Income Date is the Contract Anniversary on or next following the date on which the Owner attains age 95 under a non-qualified Contract, or such earlier date as required by the applicable qualified plan, law or regulation.

Before (1) electing a GMWB, (2) electing to annuitize your Contract after having purchased a GMWB, or (3) when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB, you should consider whether the termination of all benefits under the GMWB and annuitizing produces the better financial results for you.  Naturally, you should discuss with your Jackson representative whether a GMWB is even suitable for you.  Consultation with your financial and tax advisor is also recommended.

These considerations are of greater significance if you are thinking about electing or have elected a GMWB For Life, as the For Life payments will cease when you annuitize voluntarily or on the Latest Income Date.  Although each of the For Life GMWBs contain an annuitization option that may allow the equivalent of For Life payments when you annuitize on the Latest Income Date, all benefits under a GMWB For Life (and under the other GMWBs) will terminate when you annuitize.  To the extent that we can extend the Latest Income Date without adverse tax consequences to you, we will do so, as permitted by the applicable qualified plan, law, or regulation.  After you have consulted your financial and tax advisors you will need to contact us to request an extension of the Latest Income Date.  Please also see “Extension of Latest Income Date” beginning on page 236 for further information regarding possible adverse tax consequences of extending the Latest Income Date.

Please note that withdrawals in excess of certain limits may have a significantly negative impact on the value of your GMWB through prematurely reducing the benefit's Guaranteed Withdrawal Balance (GWB) and Guaranteed Annual Withdrawal Amount (GAWA) and, therefore, cause your GMWB to prematurely terminate.   Please see “ Election ” and “ Withdrawals ” under each GMWB for more information about the GWB and GAWA.   Please see the explanations of withdrawals under each of the following GMWB descriptions for more information concerning the effect of excess withdrawals.

Required Minimum Distributions under Certain Tax Qualified Plans. (“RMDs”). The following RMD NOTES contain important information about withdrawals of RMDs from a Contract with a GMWB.  However, for the MarketGuard Stretch GMWB, please refer to the Stretch RMD Notes on page 217.  For certain tax-qualified Contracts, GMWBs allow withdrawals greater than the Guaranteed Annual Withdrawal Amount (GAWA) to meet a Contract’s RMD without compromising the guarantees. The RMD NOTES describe conditions, limitations and special situations related to withdrawals involving a RMD.

RMD NOTES:  Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice.  The administrative form allows for one time or systematic withdrawals.  Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract.  You, as Owner, are responsible for complying with the Internal Revenue Code's RMD requirements.  If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable charges (i.e., withdrawal charges and recapture charges) and we will impose those charges, which will be reflected in the confirmation of the transaction.  An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your GMWB.  For information regarding the RMD calculation for your Contract, please contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis.  But with a GMWB, the GAWA is based on Contract Years.  Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised.  With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above.  (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.)  Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described.  The GAWA for the 2013 Contract Year (ending June 30) is $10.  The RMDs for calendar years 2012 and 2013 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2012 and $8 in each of the two halves of calendar year 2013, then at the time the withdrawal in the first half of calendar year 2013 is taken, the Owner will have withdrawn $15.  Because the sum of the Owner's withdrawals for the 2013 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule permits that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1942, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.
If the Owner delays taking his first RMD (the 2012 RMD) until March 30, 2013, he may still take the 2013 RMD before the next Contract Year begins, June 30, 2013 without exposing the GWB and GAWA to the possibility of adverse recalculation.  However, if he takes his second RMD (the 2013 RMD) after June 30, 2013, he should wait until the next Contract Year begins (that is after June 30, 2014) to take his third RMD (the 2014 RMD).  Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples that are relevant or specific to tax-qualified Contracts  in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix D, specifically examples 4, 5, and 7 under any particular GMWB.  Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that a particular GMWB ultimately suits your needs relative to your RMD.

In addition, with regard to required minimum distributions (RMDs) under an IRA only, it is important to consult your financial and tax advisor to determine whether the benefits of a particular GMWB will satisfy your RMD requirements or whether there are other IRA holdings that can satisfy the aggregate RMD requirements.  With regard to other qualified plans, you must determine what your qualified plan permits.  Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire.  You do not necessarily have to annuitize your Contract to meet the minimum distribution.

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”). The following description of this GMWB is supplemented by the examples in Appendix D, particularly example 2 for the varying benefit percentage and examples 6 and 7 for the step-ups.  This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) until the earlier of:

•	The Owner’s (or any joint Owner’s) death;

Or

•	Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.
•	The GWB is the guaranteed amount available for future periodic withdrawals.
PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners up to 85 years old (proof of age is required); may be added to a Contract on the Issue Date (or, for Contract’s issued on or after September 28, 2009 with an application revision date of 09/09 or later, on any Contract Anniversary); and once added cannot be canceled.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity – to another legal entity or the Annuitant.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce. For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change will result in termination of the GMWB. Otherwise, ownership changes are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit cause the GWB and GAWA to be recalculated.   Please see “ Election ” and “ Withdrawals ” below for more information about the GWB and GAWA.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you instead added this GMWB to your Contract post issue on a Contract Anniversary, the GWB was calculated based on Contract Value, which included any previously applied Contract Enhancements, and, as a result, we subtracted any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix D.)  The GWB can never be more than $5 million (including upon step-up), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, this GMWB might be continued by a spousal Beneficiary.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  Once the GAWA percentage is determined, it will not change.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
0 – 74	7%
75 – 79	8%
80 – 84	9%
85+	10%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available), subject to a minimum GAWA percentage of 6% and a maximum GAWA percentage of 11%. We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) If you are purchasing a new Contract, when we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 238).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  If the GWB falls below the GAWA, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.  For GMWBs issued before May 1, 2010, the GAWA is reset to equal the GWB, if the GWB is less than the GAWA after any withdrawal.  For GMWBs issued on or after May 1, 2010, the GAWA will be reset to equal the GWB if the GWB is less than the GAWA at the end of a Contract Year.  The tables below clarify what happens in each instance.  RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 71, for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero.
For GMWBs issued before May 1, 2010, the GAWA is recalculated, equaling the lesser of:
	●	The GAWA before the withdrawal; Or
	●	The GWB after the withdrawal.
For GMWBs issued on or after May 1, 2010, the GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

When a withdrawal, plus all prior withdrawals in	The GWB is recalculated, equaling the greater of:
the current Contract Year, exceeds the greater of the GAWA or RMD, as applicable, and this endorsement was added to your Contract on or after	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

May 1, 2010 –	●	Zero.
The GAWA is recalculated, equaling:
	●	The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

When a withdrawal, plus all prior withdrawals in the current	The GWB is recalculated, equaling the lesser of:
Contract Year, exceeds the greater of the GAWA or RMD, as applicable, and this	●	Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; Or
endorsement was added to your Contract before May 1, 2010	●	The greater of the GWB before the withdrawal less the withdrawal, or zero.
The GAWA is recalculated, equaling the lesser of:
	●	The GAWA before the withdrawal; Or
	●	The GWB after the withdrawal; Or
	●	The GAWA percentage multiplied by the Contract Value after the withdrawal less any recapture charge on any Contract Enhancement.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 22.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent Premium payment net of any applicable Premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a “step-up”).  (See Examples 6 and 7 in Appendix D.)

Upon election of a step-up, the GMWB charge may be increased, subject to the maximum charges listed above.

With a step-up –	The GWB equals Contract Value (subject to a $5 million maximum).
If the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

The first opportunity for a step-up is the fifth Contract Anniversary after this GMWB is added to the Contract.  Thereafter, a step-up is allowed at any time, but there must always be at least five years between step-ups.  The GWB can never be more than $5 million with a step-up.  A request for step-up is processed and effective on the date received in Good Order.  Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of a step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value is reduced to zero and the GAWA will be equal to the GAWA percentage multiplied by the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is recalculated, equaling the lesser of:
	●	The GAWA before the payment; Or
	●	The GWB after the payment.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.  Upon your death as the Owner, no death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation.  If the Contract is continued by the spouse, the spouse retains all rights previously held by the Owner.
If the spouse continues the Contract and this endorsement already applies to the Contract, the GMWB will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age on the continuation date and the GAWA will be equal to the GAWA percentage multiplied by the GWB.  Your spouse may elect to step-up on the continuation date.  If the Contract is continued under the Special Spousal Continuation Option (please see “Special Spousal Continuation Option” on page 233 ) , the value applicable upon step-up is the Contract Value, including any adjustments applied on the continuation date.  Any subsequent step-up must follow the step-up restrictions listed above (Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date).  Upon spousal continuation of a Contract without the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up, if the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up is available at the time, the spouse may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 233.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The first date both the GWB and the Contract Value equals zero; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

On the Latest Income Date, the Owner may choose the following income option instead of one of the other income options listed in the Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option and the GAWA will be equal to the GAWA percentage multiplied by the GWB.  The GAWA percentage will not change after election of this option.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 70 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”). The following description is supplemented by the examples in Appendix D that may assist you in understanding how calculations are made in certain circumstances.

This is a Guaranteed Minimum Withdrawal Benefit (GMWB) which permits an Owner to make partial withdrawals prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB) (as defined below), regardless of your Contract Value.  This GMWB is available to add to a Contract on the Contract’s Issue Date (or, for Contracts issued on or after September 28, 2009 with an application revision date of 09/09 or later, on any Contract Anniversary).  This GMWB is not available on a Contract that already has a GMWB (one GMWB only per Contract).  We may further limit the availability of this optional endorsement.  Once selected, the 5% GMWB With Annual Step-Up cannot be canceled.

This GMWB is available to Owners 80 years old and younger on the date on which this endorsement is selected. If the age at election of the Owner (if Joint Owners, the oldest Joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB Charges will be refunded.  We allow ownership changes of a Contract with this GMWB (i) from an Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant, provided these changes are not taxable events under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce. For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change will result in termination of the GMWB. Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.

If you select the 5% GMWB With Annual Step-Up when you purchase your Contract, your Premium payment net of any applicable taxes, plus (for GMWBs issued on or after May 1, 2011) any Contract Enhancement, will be used as the basis for determining the GWB.  For GMWBs issued before May 1, 2011, the GWB will not include any Contract Enhancement.  The 5% GMWB With Annual Step-Up may also be selected after the Issue Date (subject to availability) within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order.  If you select the 5% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value less (for GMWBs issued before May 1, 2011) any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added.  In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value (see Example 1b in Appendix D).  The GWB can never be more than $5 million (including upon “step-up”), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below).  Upon selection, the GAWA is equal to 5% of the GWB.  The GAWA will generally not be reduced if partial withdrawals taken within any one Contract Year do not exceed 5%.  However, withdrawals are not cumulative.  If you do not take 5% in one Contract Year, you may not take more than 5% the next Contract Year.  If you withdraw more than 5%, the GWB may be reduced by more than the amount of the withdrawal and the GAWA will likely be reduced.  The GAWA can be divided up and taken on a payment schedule that you request.  You can continue to take the GAWA each Contract Year until the GWB has been depleted.  If the GWB falls below the GAWA, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.  For GMWBs issued before May 1, 2011, the GAWA is reset to equal the GWB if the GWB is less than the GAWA after any withdrawal.  For GMWBs issued on or after May 1, 2011, both at the time of an Excess Withdrawal (see below) and at the end of a Contract Year, the GAWA will be reset to equal the GWB if the GWB is less than the GAWA.

Withdrawal charges, asset allocation fees, Contract Enhancement recapture charges, Excess Interest Adjustments and other charges and endorsements, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 5% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent Premium payment is made, we recalculate the GWB and the GAWA.  Each time you make a Premium payment, the GWB is increased by the amount of the Premium payment, net of any applicable Premium taxes, plus (for GMWBs issued on or after May 1, 2011) any Contract Enhancement.  Also, the GAWA will increase by either (a) 5% of the sum of i) the subsequent Premium payment less any applicable taxes, plus ii) (for GMWBs issued on or after May 1, 2011) any Contract Enhancement, or (b) 5% of the increase in the GWB, if the maximum GWB is reached.  We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future.  In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s), likely reducing the GAWA, as well.  Recalculation of the GWB and GAWA may result in reducing or extending the payout period.  Examples 4, 5, and 7 in Appendix D illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than the GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees.  Examples 4, 5, and 7 in Appendix D supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD Notes” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 70, for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA or RMD, as applicable, the GWB is equal to the greater of:

●	the GWB prior to the partial withdrawal less the partial withdrawal; or
●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA at the time of the partial withdrawal, or the RMD, as applicable, the GAWA is recalculated as follows:

1.	For GMWBs issued before May 1, 2011, the GAWA is equal to the lesser of:

●	the GAWA prior to the partial withdrawal; or
●	the GWB after the partial withdrawal.

2.	For GMWBs issued on or after May 1, 2011, the GAWA is unchanged at the time of the withdrawal. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA at the time of the partial withdrawal, or the RMD, as applicable, the GWB is equal to the greater of:

●
the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, the GAWA is equal to the lesser of:

●	the GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, or
●	the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	the total amount of the current partial withdrawal, or
●	the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Consistent with the explanation above, Excess Withdrawals may have a significantly negative impact on the value of this benefit through prematurely reducing the GWB and GAWA and, therefore, cause the benefit to prematurely terminate (see Example 5 in Appendix D).  For purposes of all of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, asset allocation fees, recapture charges, Excess Interest Adjustments and other charges and adjustments.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, partial 1035 exchanges and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Step-up for GMWBs issued on or after May 1, 2011. If no withdrawals have been taken from the Contract following the date this GMWB is issued, on each Contract Quarterly Anniversary, if the Contract Value on that date is greater than the GWB, the GWB will be reset to the Contract Value on the Contract Quarterly Anniversary. After the first withdrawal has been taken from the Contract, step-ups will no longer be determined on Contract Quarterly Anniversaries. Instead, step-ups will be determined on each Contract Anniversary.  If the Contract Value is greater than the GWB on the Contract Anniversary, the GWB will be reset to the Contract Value on the Contract Anniversary.  If the first withdrawal from the Contract is taken on a Contract Quarterly Anniversary that is not a Contract Anniversary, there will be no step-up on that Contract Quarterly Anniversary and the next step-up determination will occur on the next Contract Anniversary.  Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary or Contract Quarterly Anniversary.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 days prior to the Contract Anniversary or Contract Quarterly Anniversary.

Step-up for GMWBs issued before May 1, 2011. On each of the first 12 Contract Anniversaries from the effective date of the GMWB, the GWB will automatically reset to the greater of the Contract Value or the GWB before step-up, and the GAWA becomes the greater of 5% of the new GWB or the GAWA before step-up.  On or after the 13th Contract Anniversary from the effective date of the GMWB, you may elect to step-up the GWB to the Contract Value.  This election may be made at any time upon your written request, so long as there is at least one year between step-ups.  Upon election of a step-up, the GMWB charge may be increased, subject to the maximum annual charge.    The request will be processed and effective on the day we receive the request in Good Order.  Before deciding to “step-up,” please consult the representative who helped you purchase your Contract to be sure a step-up is right for you and about any increase in charges upon a step-up.  Upon election of a step-up, the applicable GMWB charge will be reflected in your confirmation.

Spousal Continuation.  If you die before annuitizing a Contract with the 5% GMWB With Annual Step-Up, the Contract's death benefit is still payable when the Contract Value is greater than zero.  Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner.  If the spouse continues the Contract and the 5% GMWB With Annual Step-Up endorsement already applies to the Contract, the 5% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  Step-ups will continue as permitted (as described above), and Contract Anniversaries and Contract Quarterly Anniversaries will continue to be based on  the original Contract's Issue Date.  Upon spousal continuation of a Contract without the 5% GMWB With Annual Step-Up, if the 5% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination.  The 5% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge on the date you annuitize or surrender the Contract.  In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 5% GMWB With Annual Step-Up.  The 5% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract) or the death of a joint Owner; on the Latest Income Date; or upon the first date both the GWB and Contract Value equal zero – whichever occurs first.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid automatically to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.  For GMWBs issued before May 1, 2011, upon your death as the Owner, your Beneficiary will receive the scheduled payments until the GWB is reduced to zero.  For GMWBs issued on or after May 1, 2011, upon your death as Owner, or the death of a joint Owner, all payments cease.  No other death benefit or Earnings Protection Benefit will be paid.

Annuitization.  If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective. In addition, no adjustments will be made to the GAWA after election of this option, nor will a commuted value be available.  For GMWBs issued on or after May 1, 2011, this income option is only available on your Latest Income Date (see “Income Payments (the Income Phase)”) on page 220.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 70 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  The purchase of the 5% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors on this and other matters prior to electing the 5% GMWB With Annual Step-Up.

6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”). The following description is supplemented by the examples in Appendix D that may assist you in understanding how calculations are made in certain circumstances.

This is a Guaranteed Minimum Withdrawal Benefit (GMWB) which permits an Owner to make partial withdrawals prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB) (as defined below), regardless of your Contract Value.  This GMWB is available to add to a Contract on the Contract’s Issue Date (or, for Contracts issued on or after September 28, 2009 with an application revision date of 09/09 or later, on any Contract Anniversary).  This GMWB is not available on a Contract that already has a GMWB (one GMWB only per Contract).  We may further limit the availability of this optional endorsement.  Once selected, the 6% GMWB With Annual Step-Up cannot be canceled.

This GMWB is available to Owners 80 years old and younger on the date on which this endorsement is selected.  If the age at election of the Owner (if Joint Owners, the oldest Joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB Charges will be refunded.  We allow ownership changes of a Contract with this GMWB (i) from an Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant, provided these changes are not taxable events under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce.  For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change will result in termination of the GMWB. Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.

If you select the 6% GMWB With Annual Step-Up when you purchase your Contract, your Premium payment net of any applicable taxes, plus (for GMWBs issued on or after May 1, 2011) any Contract Enhancement, will be used as the basis for determining the GWB.  For GMWBs issued before May 1, 2011, the GWB will not include any Contract Enhancement.  The 6% GMWB With Annual Step-Up may also be selected after the Issue Date (subject to availability) within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order.  If you select the 6% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value less (for GMWBs issued before May 1, 2011) any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added.  In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value (see Example 1c in Appendix D).  The GWB can never be more than $5 million (including upon “step-up”), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below).  Upon selection, the GAWA is equal to 6% of the GWB.  The GAWA will generally not be reduced if partial withdrawals taken within any one Contract Year do not exceed 6%.  However, withdrawals are not cumulative.  If you do not take 6% in one Contract Year, you may not take more than 6% the next Contract Year.  If you withdraw more than 6%, the GWB may be reduced by more than the amount of the withdrawal and the GAWA will likely be reduced.  The GAWA can be divided up and taken on a payment schedule that you request.  You can continue to take the GAWA each Contract Year until the GWB has been depleted.  If the GWB falls below the GAWA, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.  For GMWBs issued before May 1, 2011, the GAWA is reset to equal the GWB if the GWB is less than the GAWA after any withdrawal.  For GMWBs issued on or after May 1, 2011, both at the time of an Excess Withdrawal (see below) and at the end of a Contract Year, the GAWA will be reset to equal the GWB if the GWB is less than the GAWA.

Withdrawal charges, asset allocation fees, Contract Enhancement recapture charges, Excess Interest Adjustments and other charges and adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 6% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent Premium payment is made, we recalculate the GWB and the GAWA.  Each time you make a Premium payment, the GWB is increased by the amount of the Premium payment, net of any applicable Premium taxes, plus (for GMWBs issued on or after May 1, 2011) any Contract Enhancement.  Also, the GAWA will increase by either (a) 6% of the sum of  i) the subsequent Premium payment less any applicable taxes, plus ii) (for GMWBS issued on or after May 1, 2011) any Contract Enhancement, or (b) 6% of the increase in the GWB, if the maximum GWB is reached.  We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future.  In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s), likely reducing the GAWA, as well.  Recalculation of the GWB and GAWA may result in reducing or extending the payout period.  Examples 4, 5, and 7 in Appendix D illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than the GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees.  Examples 4, 5, and 7 in Appendix D supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see RMD Notes” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 70, for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA or RMD, as applicable, the GWB is equal to the greater of:

●	the GWB prior to the partial withdrawal less the partial withdrawal; or
●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA at the time of the partial withdrawal, or the RMD, as applicable, the GAWA is recalculated as follows:

1.	For GMWBs issued before May 1, 2011, the GAWA is equal to the lesser of:

●	the GAWA prior to the partial withdrawal; or
●	the GWB after the partial withdrawal.

2.	For GMWBs issued on or after May 1, 2011, the GAWA is unchanged at the time of the withdrawal. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA at the time of the partial withdrawal, or the RMD, as applicable, the GWB is equal to the greater of:

●
the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, the GAWA is equal to the lesser of:

●	the GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, or
●	the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	the total amount of the current partial withdrawal, or
●	the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Consistent with the explanation above, Excess Withdrawals may have a significantly negative impact on the value of this benefit through prematurely reducing the GWB and GAWA and, therefore, cause the benefit to prematurely terminate (see Example 5 in Appendix D).  For purposes of all of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, asset allocation fees, recapture charges, Excess Interest Adjustments and other charges and adjustments.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, partial 1035 exchanges, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Step-up for GMWBs issued on or after May 1, 2011.  If no withdrawals have been taken from the Contract following the date this GMWB is issued, on each Contract Quarterly Anniversary, if the Contract Value on that date is greater than the GWB, the GWB will be reset to the Contract Value on the Contract Quarterly Anniversary. After the first withdrawal has been taken from the Contract, step-ups will no longer be determined on Contract Quarterly Anniversaries. Instead, step-ups will be determined on each Contract Anniversary.  If the Contract Value is greater than the GWB on the Contract Anniversary, the GWB will be reset to the Contract Value on the Contract Anniversary.  If the first withdrawal from the Contract is taken on a Contract Quarterly Anniversary that is not a Contract Anniversary, there will be no step-up on that Contract Quarterly Anniversary and the next step-up determination will occur on the next Contract Anniversary.  Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary or Contract Quarterly Anniversary.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 days prior to the Contract Anniversary or Contract Quarterly Anniversary.

Step-up for GMWBs issued before May 1, 2011.  On each of the first 12 Contract Anniversaries from the effective date of the GMWB, the GWB will automatically reset to the greater of the Contract Value or the GWB before step-up, and the GAWA becomes the greater of 6% of the new GWB or the GAWA before step-up.  On or after the 13th Contract Anniversary from the effective date of the GMWB, you may select to step-up the GWB to the Contract Value.  This election may be made at any time upon your written request, so long as there is at least one year between step-ups.  Upon election of a step-up, the GMWB charge may be increased, subject to the maximum annual charge.  The request will be processed and effective on the day we receive the request in Good Order.  Before deciding to “step-up,” please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of a step-up, the applicable GMWB charge will be reflected in your confirmation.

Spousal Continuation.  If you die before annuitizing a Contract with the 6% GMWB With Annual Step-Up, the Contract's death benefit is still payable when the Contract Value is greater than zero.  Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner.  If the spouse continues the Contract and the 6% GMWB With Annual Step-Up endorsement already applies to the Contract, the 6% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  Step-ups will continue as permitted (as described above), and Contract Anniversaries and Contract Quarterly Anniversaries will continue to be based on the original Contract's Issue Date.  Upon spousal continuation of a Contract without the 6% GMWB With Annual Step-Up, if the 6% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination.  The 6% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge on the date you annuitize or surrender the Contract.  In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 6% GMWB With Annual Step-Up.  The 6% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract) or the death of a joint Owner; on the Latest Income Date; or upon the first date both the GWB and Contract Value equal zero – whichever occurs first.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid automatically to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.  For GMWBs issued before May 1, 2011, upon your death as the Owner, your Beneficiary will receive the scheduled payments until the GWB is reduced to zero.  For GMWBs issued on or after May 1, 2011, upon your death as Owner, or the death of a joint Owner, all payments cease.  No other death benefit or Earnings Protection Benefit will be paid.

Annuitization.  If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.  In addition, no adjustments will be made to the GAWA after election of this option, nor will a commuted value be available.  For GMWBs issued on or after May 1, 2011, this income option is only available on your Latest Income Date (See “Income Payments (the Income Phase)”) on page 220.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 70 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  The purchase of the 6% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors on this and other matters prior to electing the 6% GMWB With Annual Step-Up.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up (“LifeGuard Freedom 6 GMWB”).  The following description of this GMWB is supplemented by the examples in Appendix D, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups and example 11 for the guaranteed withdrawal balance adjustment.  This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

PLEASE NOTE:  EFFECTIVE OCTOBER 11, 2010, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

●	The Owner's life (the “For Life Guarantee”) if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the first Owner to die with joint Owners.  There are also other GMWB options for joint Owners that are spouses, as described below.

For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2.  If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.  The For Life Guarantee remains effective until the date this endorsement is terminated, as described below, or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation.

So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.
Or
●	Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.
The GWB is the guaranteed amount available for future periodic withdrawals.
Because of the For Life Guarantee, your withdrawals could amount to more than the GWB.  But PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).  We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity – to another legal entity or the Annuitant.  Otherwise, ownership changes are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.   Please see “ Election ” and “ Withdrawals ” below for more information about the GWB and GAWA.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.
The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix D.)  The GWB can never be more than $5 million (including upon step-up, the application of the GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, the For Life Guarantee is void.  However, this GMWB might be continued by a spousal Beneficiary without the For Life Guarantee.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner’s attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
45 – 64	4%
65 – 74	5%
75 – 80	6%
81+	7%

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. There is no RMD for non-qualified Contracts.)  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 70, for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 22.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday, Or
●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.
●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment.  No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below under “ Step-up ” ).  Once the GWB is re-set, this GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value.  (Please see example 11 in Appendix D for an illustration of this 200% GWB adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent Premium payment net of any applicable Premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value (a “step-up”).

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The BDB equals initial Premium net of any applicable Premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue.

Upon step-up, if the Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the Owner's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume an Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the Owner is age 76, a step-up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value (subject to a $5 million maximum).

If the Contract Value is greater than the BDB prior to the step-up, then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the Owner.

	●	If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.
	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when continuing withdrawals are made from the Contract.

Upon step-up on or after the 5th Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 1.50%.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The GWB can never be more than $5 million with a step-up. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the Owner’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged.

Payments are made on the periodic basis you elect, but no less frequently than annually.  If you die, all rights under your Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation.  In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	○	Upon the Owner's death, the For Life Guarantee is void.
	○	Only the GWB is payable while there is value to it (until depleted).
	○	The GWB adjustment provision is void.
	○	Step-ups will continue as permitted in accordance with the step-up rules above.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
○
If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the original Owner's (or oldest joint Owner's) attained age on the continuation date.  The GAWA percentage will not change on future step-ups, even if the Contract Value exceeds the BDB.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

●	Continue the Contract without this GMWB (GMWB is terminated).
●
Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – whether or not the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 233.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first).  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 70 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 6% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

	●	The GWB is recalculated, increasing by 6% of the Bonus Base.
	●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the Owner’s (if Joint Owners, the oldest Owner’s) 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

	●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
	●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2008. At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021. Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033. (Please also see Examples 6 and 7 in Appendix D for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up (“LifeGuard Freedom 6 GMWB With Joint Option”).  The description of this GMWB is supplemented by the examples in Appendix D, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups, example 10 for the For Life guarantees and example 11 for the guaranteed withdrawal balance adjustment.

PLEASE NOTE:  EFFECTIVE OCTOBER 11, 2010, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a “Covered Life.”

The Owners cannot be subsequently changed and new Owners cannot be added.  Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries.  The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person.  Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code).  The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living.  If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life.  Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

●	The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 1/2.  If the youngest Covered Life is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.  The For Life Guarantee remains effective until the date this endorsement is terminated, as described below, or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation.

So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.
Or

●	Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB.  But PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Covered Lives 45 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range).  This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation.  Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract). Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.   Please see “ Election ” and “ Withdrawals ” below for more information about the GWB and GAWA.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix D.)  The GWB can never be more than $5 million (including upon step-up, the application of the GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life.  However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal.  (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
45 – 64	4%
65 – 74	5%
75 – 80	6%
81+	7%

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 70, for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the current	The GWB is recalculated, equaling the greater of:
Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 22.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life's 70th birthday, Or
●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.
●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment.  No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below under “ Step-up ” ).  Once the GWB is re-set, this GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value.  (Please see example 11 in Appendix D for an illustration of this 200% GWB adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent Premium payment net of any applicable Premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value (a “step-up”).

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The BDB equals initial Premium net of any applicable Premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue.

Upon step-up, if the Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the youngest Covered Life is age 76, a step-up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value (subject to a $5 million maximum).

If the Contract Value is greater than the BDB prior to the step-up, then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the youngest Covered Life.

	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal Continuation is not a Covered Life.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when continuing withdrawals are made from the Contract.

Upon step-up on or after the 5th Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 1.86%.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The GWB can never be more than $5 million with a step-up.  However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the youngest Covered Life’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon step-up, the applicable GMWB charge will be reflected in your confirmation.
Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value.  Please see the information beginning on page 94 regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting the Joint For Life GMWB With Bonus and Annual Step-Up benefit.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged.

Payments are made on the periodic basis you elect, but no less frequently than annually.  Upon death of the last surviving Covered Life, all rights under the Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation.  In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

○
If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

○
For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee.  The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

○
If the surviving spouse is a Covered Life and the GWB adjustment provision is in force on the continuation date then the provision will continue to apply in accordance with the GWB adjustment provision rules above.  The GWB adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

If the surviving spouse is not a Covered Life, the GWB adjustment is null and void.

	○	Step-ups will continue as permitted in accordance with the step-up rules above.
	○	Contract Anniversaries will continue to be based on the original Contract's Issue Date.
	○	If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.
○
If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the continuation date.  The GAWA percentage will not change on future step-ups.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the additional Income Options available on the Latest Income Date.

	○	A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.
●
Continue the Contract without this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life.  Thereafter, no GMWB charge will be assessed.  If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

●
Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility, and provided that this GMWB was terminated on the Continuation Date.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 233.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●
The date of death of the Owner (or either joint Owner), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

●	The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

Joint Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life.  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 70 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 6% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

		○	All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

	●		The GWB is recalculated, increasing by 6% of the Bonus Base.
	●		If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

	●		The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
	●		The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2008. At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021. Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033. (Please also see Examples 6 and 7 in Appendix D for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up (“LifeGuard Select”).

This is a Guaranteed Minimum Withdrawal Benefit (GMWB) that guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner (or, in the case of joint Owners, until the death of the first Owner to die) regardless of the performance of the underlying investment options.  This benefit may be appropriate for those individuals who are looking for a number of features, within the GMWB, that may offer a higher level of guarantee and who are not averse to allowing Jackson to transfer assets between investment options, on a formulaic basis, in order to protect its risk.

PLEASE NOTE:  EFFECTIVE MAY 1, 2010, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The following description of this GMWB is supplemented by the examples in Appendix D, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups, example 8 for the bonus, example 11 for the guaranteed withdrawal balance adjustment and example 12 for transfer of assets.  This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

●	The Owner's life (the “For Life Guarantee”) if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the first Owner to die with joint Owners.  There are also other GMWB options for joint Owners that are spouses, as described elsewhere in this prospectus.

For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective when this GMWB is added to the Contract.
So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event the Contract Value is reduced to zero.
Or
●
If the For Life Guarantee is not in effect, until the earlier of (1) the death of the Owner (or any joint Owner) or (2) all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB depends on when this GMWB is added to the Contract (as explained below).
Because of the For Life Guarantee, your withdrawals could amount to more than the GWB.  But PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 55 to 80 years old (proof of age is required) and may be added to a Contract on the Issue Date or any Contract Anniversary.  At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary.  The Owner may terminate this GMWB on any Contract Anniversary but a request for termination must be received in writing in Good Order within 30 calendar days' prior to the Contract Anniversary.  This GMWB may also be terminated by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).  We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity – to another legal entity or the Annuitant.  Otherwise, ownership changes are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.   Please see “ Election ” and “ Withdrawals ” below for more information about the GWB and GAWA.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The For Life Guarantee becomes effective on the Contract Issue Date.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.
The For Life Guarantee becomes effective on the Contract Anniversary on which the endorsement is added.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix D.)  The GWB can never be more than $5 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, the For Life Guarantee is void.  However, this GMWB may be continued by a spousal Beneficiary without the For Life Guarantee.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
55 – 74	5%
75 – 84	6%
85+	7%

Withdrawals cause the GWB to be recalculated.  Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  If the GWB falls below the GAWA, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.  For GMWBs issued before September 28, 2009, the GAWA is reset to equal the GWB, if the For Life Guarantee is not in effect and the GWB is less than the GAWA after any withdrawal.  For GMWBs issued on or after September 28, 2009, the GAWA will be reset to equal the GWB if the For Life Guarantee is not in effect and the GWB is less than the GAWA at the end of a Contract Year.  The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 70, for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero.
For GMWBs issued before September 28, 2009, the GAWA:
	●	Is unchanged while the For Life Guarantee is in effect; Otherwise
	●	Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.

For GMWBs issued on or after September 28, 2009. the GAWA is unchanged.  At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.
●
If the For Life Guarantee is not in force, the GAWA is equal to:

• The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal (see below), Or

• For GMWBs issued before September 28, 2009, the GWB after the withdrawal, if less.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 22.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

200 % Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the 200% GWB Adjustment Date (as defined below), then you will receive a 200% GWB adjustment.

The 200% GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The 200% GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the 200% GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the 200% GWB adjustment is recalculated to equal the 200% GWB adjustment prior to the Premium payment plus 200% of the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the 200% GWB adjustment is recalculated to equal the 200% GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

If no partial withdrawals are taken on or prior to the 200% GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the 200% GWB adjustment.  No adjustments are made to the Bonus Base or the GMWB Death Benefit.  Once the GWB is re-set, this 200% GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the 200% GWB Adjustment Date, this 200% GWB adjustment provision terminates without value.  (Please see example 11 in Appendix D for an illustration of this 200% GWB adjustment provision.)

400 % Guaranteed Withdrawal Balance Adjustment.  If this GMWB was added to your Contract and no withdrawals are taken from the Contract on or prior to the 400% GWB Adjustment Date (as defined below), then you will receive a 400% GWB adjustment.

The 400% GWB Adjustment Date is the 20th Contract Anniversary following the effective date of this endorsement.  The 400% GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the 400% GWB adjustment is equal to 400% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the 400% GWB adjustment is recalculated to equal the 400% GWB adjustment prior to the Premium payment plus 400% of the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the 400% GWB adjustment is recalculated to equal the 400% GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

If no partial withdrawals are taken on or prior to the 400% GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the 400% GWB adjustment.  No adjustments are made to the Bonus Base or the GMWB Death Benefit.  Once the GWB is re-set, this 400% GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the 400% GWB Adjustment Date, this 400% GWB adjustment provision terminates without value.  (Please see example 11 in Appendix D for an illustration of a 400% GWB adjustment provision.)

PLEASE NOTE: If you purchase this GMWB when you are 76 years old or older, you will be ineligible for the 400% GWB Adjustment.  Since the 400% GWB Adjustment Date is the 20th Contract Anniversary following the effective date of this endorsement, and since the Latest Income Date (on which all benefits under this GMWB terminate) for this annuity Contract is the Contract Anniversary on or next following the date on which the Owner attains age 95, the 400% GWB Adjustment will be of no benefit to you unless you are 75 years old or younger when you purchase this GMWB.

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent Premium payment net of any applicable Premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a “step-up”).

With a step-up –	The GWB equals the highest quarterly Contract Value (subject to a $5 million maximum).
If the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

The highest quarterly Contract Value equals the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined.  The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.  When determining the quarterly adjusted Contract Value on a Contract Anniversary, the quarterly adjusted Contract Value will be determined prior to any automatic transfer, as required under this GMWB's Transfer of Assets provision (see below), occurring on the Contract Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, is less than or equal to the greater of the GAWA or RMD, as	●	The quarterly adjusted Contract Value before the withdrawal less the withdrawal; Or
applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

Upon step-up on or after the 5th Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 1.50%.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision (together with the GWB bonus provision, if this endorsement is added to the Contract) at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

GMWB Death Benefit.  Upon the death of the Owner (or death of any joint Owner) while the Contract is still in force, the Contract's death benefit payable is guaranteed not to be less than the GMWB death benefit.  On the effective date of this GMWB endorsement, the GMWB death benefit is equal to the GWB.  With each subsequent Premium received after this endorsement is effective, the GMWB death benefit is recalculated to equal the GMWB death benefit prior to the Premium plus the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5 million.

Partial withdrawals will affect the GMWB death benefit as follows:

When a withdrawal, plus all prior withdrawals in the	The GMWB death benefit is equal to the greater of:
current Contract Year, is less than or equal to the greater of the GAWA or RMD, as	●	The GMWB death benefit before the withdrawal less the withdrawal; Or
applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the	The GMWB death benefit is equal to the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GMWB death benefit prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

The GMWB death benefit is not adjusted upon step-up, the application of any bonus, or the application of a GWB adjustment.  The GMWB death benefit will terminate on the date the Contract Value is zero and no death benefit will be payable, including this Contract's basic death benefit or any optional death benefit (i.e., the Earnings Protection Benefit, the High Anniversary Value Death Benefit, etc.).  The GMWB death benefit will also terminate and will not be included in any applicable continuation adjustment (the amount by which the death benefit that would have been payable exceeds the Contract Value) should this GMWB be continued through Spousal continuation of a Contract.

Transfer of Assets.  This GMWB requires automatic transfers between your elected Investment Divisions/Fixed Account Options and the GMWB Fixed Account in accordance with the non-discretionary formulas defined in the Transfer of Assets Methodology found in Appendix F.  The formulas are generally designed to mitigate the financial risks to which we are subjected by providing this GMWB's guarantees.  By electing this GMWB, you are giving control to us of all or a portion of your Contract Value.  By way of the non-discretionary formulas, we determine whether to make a transfer and the amount of any transfer.

Under this automatic transfer provision, we monitor your Contract Value each Contract Monthly Anniversary and, if necessary, systematically transfer amounts between your elected Investment Divisions/Fixed Account Options and the GMWB Fixed Account.  Amounts transferred to the GMWB Fixed Account will be transferred from each Investment Division/Fixed Account Option in proportion to their current value.  Transfers from Fixed Account Options will be subject to an Excess Interest Adjustment, if applicable.  There is no Excess Interest Adjustment on transfers from the GMWB Fixed Account.

Generally, automatic transfers to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Options will occur when your Contract Value declines due to withdrawals or negative investment returns.  However, there may be an automatic transfer to the GMWB Fixed Account even when you experience positive investment returns if your Contract Value does not sufficiently increase relative to the projected value of the benefits, as reflected in the use of the GAWA and annuity factors in the Liability calculation under the Transfer of Assets Methodology (see Appendix F for the Liability formula, the calculation of which is designed to represent the projected value of this GMWB's benefits).  In other words, any increase in the GAWA (due to, for example, a Premium payment, a step-up, the application of any bonus or the application of a GWB adjustment) may also cause an automatic transfer to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Options.

For an example of how this Transfer of Assets provision and the non-discretionary formulas work, let us assume that, on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000 and your Fixed Account Contract Value is $5,000.  Your Liability would then be $91,560, which is your GAWA multiplied by your annuity factor.  Using the Liability amount, a ratio is then calculated that determines whether a transfer is necessary.  Generally, if the ratio is lower than 77%, funds will be transferred from the GMWB Fixed Account.  If the ratio is more than 83%, then funds are transferred to the GMWB Fixed Account.

In this example, the ratio is 91.56, which is the Liability amount ($91,560) minus any GMWB Fixed Account Contract Value ($0), then divided by the sum of the Separate Account Contract Value ($95,000) and the Fixed Account Contract Value ($5,000).  Since the ratio is more than the 83%, funds are transferred to the GMWB Fixed Account from the Investment Divisions and the Fixed Account.

Regarding the amount to be transferred when the ratio is above 83%, the amount is determined by taking the lesser of (a) the Separate Account Value plus the Fixed Account Contract Value; or (b) the Liability amount minus the GMWB Fixed Account Contract Value, less 80% of the Separate Account Value and the Fixed Account Contract Value, divided by 20% (1-80%).  Applying this calculation to our example, (a) would be $100,000 [$95,000 + $5,000] and (b) would be $57,800 [($91,560 - $0 - 0.80*($95,000 + $5,000)) / (1 - .80)] so the lesser of the two and, therefore, the amount transferred to the GMWB Fixed Account is $57,800.

To determine how much of the $57,800 transfer is taken from the Fixed Account and how much from the Investment Divisions, we multiply the transfer amount by the proportion of the Contract Value in each the Fixed Account and the Investment Divisions before the transfer.  That is, of the $100,000 total Contract Value in our example, 5% of it was in the Fixed Account ($5,000 /$100,000) and 95% of it was in the Investment Divisions ($95,000/$100,000); therefore, $2,890 ($57,800 multiplied by 5%) is transferred from the Fixed Account to the GMWB Fixed Account and $54,910 ($57,800 multiplied by 95%) is transferred from the Investment Divisions to the GMWB Fixed Account.  After the transfer in this example, the GMWB Fixed Account Contract Value is $57,800, the Separate Account Contract Value is $40,090 and the Fixed Account Contract Value is $2,110.

For more information regarding the example above and to see this Transfer of Assets Provision applied using other assumptions, please see Example 12 in Appendix D.  Please also see the Transfer of Assets Methodology in Appendix F, which contains the non-discretionary formulas.

By electing this GMWB, it is possible that a significant amount of your Contract Value – possibly your entire Contract Value – may be transferred to the GMWB Fixed Account.  It is also possible that amounts in the GMWB Fixed Account will never be transferred back to your elected Investment Divisions/Fixed Account Options.  If any of your Contract Value is automatically transferred to and held in the GMWB Fixed Account, less of your Contract Value may be allocated to the Investment Divisions, which will limit your participation in any market gains and limit the potential for any step-ups and increases in your GAWA.  If you are uncomfortable with the possibility of some or all of your Contract Value being automatically moved into the GMWB Fixed Account, this particular GMWB may not be appropriate for you.

Amounts transferred from the GMWB Fixed Account will be allocated to the Investment Divisions and Fixed Account Options according to your most recent allocation instructions on file with us.  The automatic transfers under this Transfer of Assets provision will not count against the 15 free transfers in a Contract Year.  No adjustment will be made to the GWB, GAWA, 200% GWB Adjustment, 400% GWB Adjustment, GMWB death benefit or Bonus Base as a result of these transfers.  You will receive a confirmation statement reflecting the automatic transfer of any Contract Value to and from the GMWB Fixed Account.

Once you purchase your Contract, the non-discretionary formulas are fixed and not subject to change.  However, we reserve the right to change the formulas for Contracts issued in the future.

Guaranteed Minimum Withdrawal Benefit Fixed Account.  A certain percentage of the value in your Contract, as explained above, may be allocated to the GMWB Fixed Account in accordance with non-discretionary formulas.  You may not allocate additional monies to the GMWB Fixed Account.  The Contract Value in the GMWB Fixed Account is credited with a specific interest rate.  The interest rate initially declared for each transfer to the GMWB Fixed Account will remain in effect for a period of not less than one year.  GMWB Fixed Account interest rates for subsequent periods may be higher or lower than the rates previously declared.  The interest rate is credited daily to the Contract Value in the GMWB Fixed Account and the rate may vary by state but will never be less than 2% a year during the first ten Contract Years and 3% a year afterwards.  Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMWB Fixed Account interest rate for your state.  Our contact information is on the cover page of this prospectus.

Contract charges deducted from the Fixed Account and Investment Divisions are also deducted from the GMWB Fixed Account in accordance with your Contract's provisions.  The deduction of charges may cause an automatic transfer under the Transfer of Assets provision. DCA, DCA+, Earnings Sweep and Automatic Rebalancing are not available to or from the GMWB Fixed Account.  There is no Excess Interest Adjustment on transfers, withdrawals or deductions from the GMWB Fixed Account.  Transfers to and from the GMWB Fixed Account are automatic; you may not choose to transfer amounts to and from the GMWB Fixed Account.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
For GMWBs issued before September 28, 2009, the GAWA:
	●	Is unchanged so long as the For Life Guarantee is in effect; Otherwise
	●	Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.

For GMWBs issued on or after September 28, 2009, the GAWA is unchanged.  At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  If you die, all rights under your Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable, including the GMWB death benefit and the Earnings Protection Benefit.

Spousal Continuation.  In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	○	Upon the Owner's death, the For Life Guarantee is void.
	○	Only the GWB is payable while there is value to it (until depleted).
	○	The GMWB death benefit is void and will not be included in the continuation adjustment.
	○	The GWB adjustment provisions are void.
	○	The Bonus provision is void.
	○	Step-ups will continue as permitted; otherwise, the above rules for step-ups apply.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
	○	The Liability factors for the transfer of assets formulas (see Appendix F) will continue to be based on the duration since the effective date of the GMWB endorsement.
	○	If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of death.
○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to the “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

	○	The spousal Beneficiary may terminate the GMWB on any subsequent Contract Anniversary.
●	Continue the Contract without this GMWB (GMWB is terminated).
	○	The GMWB death benefit will be included in the calculation of the continuation adjustment.
	○	The GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Options based on the current Premium allocation for the Contract.
●
Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – whether or not the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 233.

Termination.  This GMWB terminates subject to a prorated GMWB Charge, when applicable, assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Contract Anniversary following the Company's receipt of the Owner's request for termination in Good Order;
●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

If this GMWB is terminated and the Contract remains in force, the GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Options based on the current Premium allocation for the Contract.

Annuitization.

Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first).  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 70 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 7% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

	●	The GWB is recalculated, increasing by 7% of the Bonus Base.
	●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, 200% GWB Adjustment, 400% GWB Adjustment, or GMWB death benefit.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the Owner’s (if Joint Owners, the oldest Owner’s) 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

	●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
	●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2008. At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021. Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033. (Please also see Examples 6 and 7 in Appendix D for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up (“LifeGuard Select With Joint Option”).

This is a Guaranteed Minimum Withdrawal Benefit (GMWB) that guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner and the Owner's spouse regardless of the performance of the underlying investment options.  This benefit may be appropriate for those individuals who are looking for a number of features, within the GMWB, that may offer a higher level of guarantee and who are not averse to allowing Jackson to transfer assets between investment options, on a formulaic basis, in order to protect its risk.

PLEASE NOTE:  EFFECTIVE MAY 1, 2010, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The following description of this GMWB is supplemented by the examples in Appendix D, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups, example 8 for the bonus, example 11 for the guaranteed withdrawal balance adjustment and example 12 for transfer of assets.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a “Covered Life.”

The Owners cannot be subsequently changed and new Owners cannot be added.  Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries.  The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person.  Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code).  The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living.  If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life.  Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

●	The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;
The For Life Guarantee becomes effective when this GMWB is added to the Contract.
So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event the Contract Value is reduced to zero.
Or
●
If the For Life Guarantee is not in effect, until the earlier of (1) the death of the Owner (or any joint Owner) or (2) all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB depends on when this GMWB is added to the Contract (as explained below).
Because of the For Life Guarantee, your withdrawals could amount to more than the GWB.  But PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 55 to 80 years old (proof of age is required) and may be added to a Contract on the Issue Date or any Contract Anniversary.  The Owner may terminate this GMWB on any Contract Anniversary but a request for termination must be received in writing in Good Order within 30 calendar days' prior to the Contract Anniversary.  This GMWB may also be terminated by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation.  Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.   Please see “ Election ” and “ Withdrawals ” below for more information about the GWB and GAWA.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The For Life Guarantee becomes effective on the Contract Issue Date.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The For Life Guarantee becomes effective on the Contract Anniversary on which the endorsement is added.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix D.)  The GWB can never be more than $5 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life.  However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal.  (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
55 – 74	5%
75 – 84	6%
85+	7%

Withdrawals cause the GWB to be recalculated.  Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  If the GWB falls below the GAWA, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.  For GMWBs issued before September 28, 2009, the GAWA is reset to equal the GWB, if the For Life Guarantee is not in effect and the GWB is less than the GAWA after any withdrawal.  For GMWBs issued on or after September 28, 2009, the GAWA will be reset to equal the GWB if the For Life Guarantee is not in effect and the GWB is less than the GAWA at the end of a Contract Year. The tables below clarify what happens in each instance. (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 70, for more information.

When a withdrawal, plus all prior withdrawals in the current	The GWB is recalculated, equaling the greater of:
Contract Year, is less than or equal to the greater of the GAWA or RMD, as applicable –	●	The GWB before the withdrawal less the withdrawal; Or
	●	Zero.
For GMWBs issued before September 28, 2009, the GAWA:
	●	Is unchanged while the For Life Guarantee is in effect; Otherwise
	●	Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.

For GMWBs issued on or after September 28, 2009, the GAWA is unchanged.  At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.
●
If the For Life Guarantee is not in force, the GAWA is equal to:

• The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal (see below), Or
• For GMWBs issued before September 28, 2009, the GWB after the withdrawal, if less.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 22.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  If the age at election of either Covered Life's falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

200% Guaranteed Withdrawal Balance Adjustment.    If no withdrawals are taken from the Contract on or prior to the 200% GWB Adjustment Date (as defined below), then you will receive a 200% GWB adjustment.
The 200% GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life's 70th birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The 200% GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the 200% GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the 200% GWB adjustment is recalculated to equal the 200% GWB adjustment prior to the Premium payment plus 200% of the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the 200% GWB adjustment is recalculated to equal the 200% GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

If no partial withdrawals are taken on or prior to the 200% GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the 200% GWB adjustment.  No adjustments are made to the Bonus Base or the GMWB Death Benefit.  Once the GWB is re-set, this 200% GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the 200% GWB Adjustment Date, this 200% GWB adjustment provision terminates without value.  (Please see example 11 in Appendix D for an illustration of this 200% GWB adjustment provision.)

400 % Guaranteed Withdrawal Balance Adjustment.  If this GMWB was added to your Contract and no withdrawals are taken from the Contract on or prior to the 400% GWB Adjustment Date (as defined below), then you will receive a 400% GWB adjustment.

The 400% GWB Adjustment Date is the 20th Contract Anniversary following the effective date of this endorsement.  The 400% GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the 400% GWB adjustment is equal to 400% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the 400% GWB adjustment is recalculated to equal the 400% GWB adjustment prior to the Premium payment plus 400% of the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the 400% GWB adjustment is recalculated to equal the 400% GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

If no partial withdrawals are taken on or prior to the 400% GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the 400% GWB adjustment.  No adjustments are made to the Bonus Base or the GMWB Death Benefit.  Once the GWB is re-set, this 400% GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the 400% GWB Adjustment Date, this 400% GWB adjustment provision terminates without value.  (Please see example 11 in Appendix D for an illustration of a GWB adjustment provision.)

PLEASE NOTE: If either Covered Life is 76 years old or older when this GMWB is purchased, the 400% GWB Adjustment will be of no benefit.  Since the 400% GWB Adjustment Date is the 20th Contract Anniversary following the effective date of this endorsement, and since the Latest Income Date (on which all benefits under this GMWB terminate) for this annuity Contract is the Contract Anniversary on or next following the date on which the Owner or either joint Owner (oldest Covered Life) attains age 95, the 400% GWB Adjustment will be of no benefit to you unless both Covered Lives are 75 years old or younger when you purchase this GMWB.

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent Premium payment net of any applicable Premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a “step-up”).

With a step-up –	The GWB equals the highest quarterly Contract Value (subject to a $5 million maximum).
If the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

The highest quarterly Contract Value equals the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined.  The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.  When determining the quarterly adjusted Contract Value on a Contract Anniversary, the quarterly adjusted Contract Value will be determined prior to any automatic transfer, as required under this GMWB's Transfer of Assets provision (see below), occurring on the Contract Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, is less than or equal to the	●	The quarterly adjusted Contract Value before the withdrawal less the withdrawal; Or
greater of the GAWA or RMD, as applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

Upon step-up on or after the 5th Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 1.86%.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision (together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

GMWB Death Benefit.  Upon the death of the Owner (or death of any joint Owner) while the Contract is still in force, the Contract's death benefit payable is guaranteed not to be less than the GMWB death benefit.  On the effective date of this GMWB endorsement, the GMWB death benefit is equal to the GWB.  With each subsequent Premium received after this endorsement is effective, the GMWB death benefit is recalculated to equal the GMWB death benefit prior to the Premium plus the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5 million.

Partial withdrawals will affect the GMWB death benefit as follows:

When a withdrawal, plus all prior withdrawals in the	The GMWB death benefit is equal to the greater of:
current Contract Year, is less than or equal to the greater of the GAWA or RMD, as	●	The GMWB death benefit before the withdrawal less the withdrawal; Or
applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the	The GMWB death benefit is equal to the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GMWB death benefit prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

The GMWB death benefit is not adjusted upon step-up, the application of any bonus, or the application of a GWB adjustment.  The GMWB death benefit will terminate on the date the Contract Value is zero and no death benefit will be payable, including this Contract's basic death benefit or any optional death benefit (i.e., the Earnings Protection Benefit, the High Anniversary Value Death Benefit, etc.).  The GMWB death benefit will also terminate and will not be included in any applicable continuation adjustment (the amount by which the death benefit that would have been payable exceeds the Contract Value) should this GMWB be continued through Spousal continuation of a Contract.

Transfer of Assets.  This GMWB requires automatic transfers between your elected Investment Divisions/Fixed Account Options and the GMWB Fixed Account in accordance with the non-discretionary formulas defined in the Transfer of Assets Methodology found in Appendix F.  The formulas are generally designed to mitigate the financial risks to which we are subjected by providing this GMWB's guarantees.  By electing this GMWB, you are giving control to us of all or a portion of your Contract Value.  By way of the non-discretionary formulas, we determine whether to make a transfer and the amount of any transfer.

Under this automatic transfer provision, we monitor your Contract Value each Contract Monthly Anniversary and, if necessary, systematically transfer amounts between your elected Investment Divisions/Fixed Account Options and the GMWB Fixed Account.  Amounts transferred to the GMWB Fixed Account will be transferred from each Investment Division/Fixed Account Option in proportion to their current value.  Transfers from Fixed Account Options will be subject to an Excess Interest Adjustment, if applicable.  There is no Excess Interest Adjustment on transfers from the GMWB Fixed Account.

Generally, automatic transfers to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Options will occur when your Contract Value declines due to withdrawals or negative investment returns.  However, there may be an automatic transfer to the GMWB Fixed Account even when you experience positive investment returns if your Contract Value does not sufficiently increase relative to the projected value of the benefits, as reflected in the use of the GAWA and annuity factors in the Liability calculation under the Transfer of Assets Methodology (see Appendix F for the Liability formula, the calculation of which is designed to represent the projected value of this GMWB's benefits).  In other words, any increase in the GAWA (due to, for example, a Premium payment, a step-up, the application of any bonus or the application of a GWB adjustment) may also cause an automatic transfer to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Options.

For an example of how this Transfer of Assets provision and the non-discretionary formulas work, let us assume that, on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000 and your Fixed Account Contract Value is $5,000.  Your Liability would then be $91,560, which is your GAWA multiplied by your annuity factor.  Using the Liability amount, a ratio is then calculated that determines whether a transfer is necessary.  Generally, if the ratio is lower than 77%, funds will be transferred from the GMWB Fixed Account.  If the ratio is more than 83%, then funds are transferred to the GMWB Fixed Account.

In this example, the ratio is 91.56, which is the Liability amount ($91,560) minus any GMWB Fixed Account Contract Value ($0), then divided by the sum of the Separate Account Contract Value ($95,000) and the Fixed Account Contract Value ($5,000).  Since the ratio is more than the 83%, funds are transferred to the GMWB Fixed Account from the Investment Divisions and the Fixed Account.

Regarding the amount to be transferred when the ratio is above 83%, the amount is determined by taking the lesser of (a) the Separate Account Value plus the Fixed Account Contract Value; or (b) the Liability amount minus the GMWB Fixed Account Contract Value, less 80% of the Separate Account Value and the Fixed Account Contract Value, divided by 20% (1-80%).  Applying this calculation to our example, (a) would be $100,000 [$95,000 + $5,000] and (b) would be $57,800 [($91,560 - $0 - 0.80*($95,000 + $5,000)) / (1 - .80)] so the lesser of the two and, therefore, the amount transferred to the GMWB Fixed Account is $57,800.

To determine how much of the $57,800 transfer is taken from the Fixed Account and how much from the Investment Divisions, we multiply the transfer amount by the proportion of the Contract Value in each the Fixed Account and the Investment Divisions before the transfer.  That is, of the $100,000 total Contract Value in our example, 5% of it was in the Fixed Account ($5,000 /$100,000) and 95% of it was in the Investment Divisions ($95,000/$100,000); therefore, $2,890 ($57,800 multiplied by 5%) is transferred from the Fixed Account to the GMWB Fixed Account and $54,910 ($57,800 multiplied by 95%) is transferred from the Investment Divisions to the GMWB Fixed Account.  After the transfer in this example, the GMWB Fixed Account Contract Value is $57,800, the Separate Account Contract Value is $40,090 and the Fixed Account Contract Value is $2,110.

For more information regarding the example above and to see this Transfer of Assets Provision applied using other assumptions, please see Example 12 in Appendix D.  Please also see the Transfer of Assets Methodology in Appendix F, which contains the non-discretionary formulas.

By electing this GMWB, it is possible that a significant amount of your Contract Value – possibly your entire Contract Value – may be transferred to the GMWB Fixed Account.  It is also possible that amounts in the GMWB Fixed Account will never be transferred back to your elected Investment Divisions/Fixed Account Options.  If any of your Contract Value is automatically transferred to and held in the GMWB Fixed Account, less of your Contract Value may be allocated to the Investment Divisions, which will limit your participation in any market gains and limit the potential for any step-ups and increases in your GAWA.  If you are uncomfortable with the possibility of some or all of your Contract Value being automatically moved into the GMWB Fixed Account, this particular GMWB may not be appropriate for you.

Amounts transferred from the GMWB Fixed Account will be allocated to the Investment Divisions and Fixed Account Options according to your most recent allocation instructions on file with us.  The automatic transfers under this Transfer of Assets provision will not count against the 15 free transfers in a Contract Year.  No adjustment will be made to the GWB, GAWA, 200% GWB Adjustment, 400% GWB Adjustment, GMWB death benefit or Bonus Base as a result of these transfers.  You will receive a confirmation statement reflecting the automatic transfer of any Contract Value to and from the GMWB Fixed Account.

Once you purchase your Contract, the non-discretionary formulas are fixed and not subject to change.  However, we reserve the right to change the formulas for Contracts issued in the future.

Guaranteed Minimum Withdrawal Benefit Fixed Account.  A certain percentage of the value in your Contract, as explained above, may be allocated to the GMWB Fixed Account in accordance with non-discretionary formulas.  You may not allocate additional monies to the GMWB Fixed Account.  The Contract Value in the GMWB Fixed Account is credited with a specific interest rate.  The interest rate initially declared for each transfer to the GMWB Fixed Account will remain in effect for a period of not less than one year.  GMWB Fixed Account interest rates for subsequent periods may be higher or lower than the rates previously declared.  The interest rate is credited daily to the Contract Value in the GMWB Fixed Account and the rate may vary by state but will never be less than 2% a year during the first ten Contract Years and 3% a year afterwards.  Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMWB Fixed Account interest rate for your state.  Our contact information is on the cover page of this prospectus.

Contract charges deducted from the Fixed Account and Investment Divisions are also deducted from the GMWB Fixed Account in accordance with your Contract's provisions.  The deduction of charges may cause an automatic transfer under the Transfer of Assets provision. DCA, DCA+, Earnings Sweep and Automatic Rebalancing are not available to or from the GMWB Fixed Account.  There is no Excess Interest Adjustment on transfers, withdrawals or deductions from the GMWB Fixed Account.  Transfers to and from the GMWB Fixed Account are automatic; you may not choose to transfer amounts to and from the GMWB Fixed Account.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
For GMWBs issued before September 28, 2009, the GAWA:
	●	Is unchanged so long as the For Life Guarantee is in effect; Otherwise
	●	Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.

For GMWBs issued on or after September 28, 2009, the GAWA is unchanged.  At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  Upon death of the last surviving Covered Life, all rights under your Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable, including the GMWB death benefit and the Earnings Protection Benefit.

Spousal Continuation.  In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

○
If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

○
For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee.  The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

○
For a surviving spouse who is a Covered Life, the GMWB death benefit remains in force but will not be included in the continuation adjustment.

If the surviving spouse is not a Covered Life, the GMWB death benefit is null and void and will not be included in the continuation adjustment.

○
If the surviving spouse is a Covered Life and a GWB adjustment provision is in force on the continuation date then the provision will continue to apply in accordance with the applicable GWB adjustment provision rules above.  The applicable GWB adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

If the surviving spouse is not a Covered Life, the GWB adjustment provisions are null and void.

○
For a surviving spouse who is a Covered Life, the Bonus provision will continue as permitted in accordance with the Bonus rules above.  The Bonus Period will continue to be based on the original effective date of the endorsement, the most recent Bonus Base step-up, or the youngest Covered Life's attained age, as applicable.

If the surviving spouse is not a Covered Life, the Bonus provision is null and void.

	○	Step-ups will continue as permitted in accordance with the step-up rules above.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
○
The Liability factors for the transfer of assets formulas (see Appendix F) will continue to be based on the youngest Covered Life’s attained age on the effective date of the endorsement and the duration since the effective date of the GMWB endorsement.

	○	If the surviving spouse is a Covered Life and the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age.
○
If the surviving spouse is not a Covered Life and the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the continuation date.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to the “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

	○	The spousal Beneficiary may terminate the GMWB on any subsequent Contract Anniversary. Such a request must be received in Good Order within 30 calendar days prior to the Contract Anniversary.
●	Continue the Contract without this GMWB (GMWB is terminated). Thereafter, no GMWB charge will be assessed.
	○	The GMWB death benefit will be included in the calculation of the continuation adjustment.
	○	The GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Options based on the current Premium allocation for the Contract.
●
Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – whether or not the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 233.

Termination.  This GMWB terminates subject to a prorated GMWB Charge, when applicable, assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Contract Anniversary following the Company's receipt of the Owner's request for termination in Good Order;
●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

If this GMWB is terminated and the Contract remains in force, the GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Options based on the current Premium allocation for the Contract.

Annuitization.

Joint Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life.  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 70 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 7% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

	●	The GWB is recalculated, increasing by 7% of the Bonus Base.
	●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, 200% GWB adjustment, 400% GWB Adjustment, or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

	●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
	●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2008. At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021. Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033. (Please also see Examples 6 and 7 in Appendix D for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.
For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets (“Jackson Select”).

PLEASE NOTE:  EFFECTIVE MAY 1, 2011, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This is a Guaranteed Minimum Withdrawal Benefit (GMWB) that guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner (or, in the case of joint Owners, until the death of the first Owner to die) regardless of the performance of the underlying investment options. This benefit may be appropriate for those individuals who are looking for a number of features, within the GMWB, that may offer a higher level of guarantee and who are not averse to allowing Jackson to transfer assets between investment options, on a formulaic basis, in order to protect its risk.

The following description of this GMWB is supplemented by the examples in Appendix E, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups, example 8 for the Bonus, example 11 for the GWB Adjustment and example 12 for transfer of assets.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

●	The Owner's life (the “For Life Guarantee”) if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the first Owner to die with joint Owners.  There are also other GMWB options for joint Owners that are spouses, as described elsewhere in this prospectus.

For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective when this GMWB is added to the Contract.
So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event the Contract Value is reduced to zero.
Or
●
If the For Life Guarantee is not in effect, until the earlier of (1) the death of the Owner (or any joint Owner) or (2) all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals (as explained below).
Because of the For Life Guarantee, your withdrawals could amount to more than the GWB.  But PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 55 to 80 years old (proof of age is required) and may be added to a Contract on the Issue Date.  The Owner may terminate this GMWB on any Contract Anniversary but a request for termination and any election of a new GMWB, as may be made available, must be received in writing in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB may also be terminated by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  This GMWB is not currently available to add to a Contract after the Contract Issue Date.  It may be made available in the future on any Contract Anniversary.  This GMWB is also not available on a Contract that has another GMWB (only one GMWB per Contract).  Availability of this GMWB may be subject to further limitation.

We allow ownership changes of a Contract with this GMWB (i) from an Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant, provided these changes are not taxable events under the Code.  For Contracts purchased in the state of  Oregon, other  ownership changes may be permitted, however any ownership change not  specifically described above as a permitted change, will result in termination of the GMWB.  Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.   Please see “ Election ” and “ Withdrawals ” below for more information about the GWB and GAWA.

Election.  The GWB is determined on the Contract Issue Date, and the GAWA derives from the GWB.

On the Contract Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus (for GMWBs issued on or after October 11, 2010) any Contract Enhancement.
Election After Issue, subject to availability −
The GWB equals the Contract Value.

The endorsement will be effective on the Contract Anniversary following receipt of the request in Good Order.

Requests must be received within the 30 calendar days prior to the Contract Anniversary.

The GAWA is determined based on the Owner's (or oldest joint Owner's) attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The For Life Guarantee becomes effective on the Contract Issue Date, or the effective date of the endorsement.

Contract Enhancements and the corresponding recapture charges were not included in the calculation of the GWB when this GMWB was added to the Contract on the Issue Date for Contracts issued prior to October 11, 2010.  This is why Premium (net of any applicable Premium taxes) is used under those Contracts to calculate the GWB when this GMWB was added to the Contract on the Issue Date.  This resulted in a GWB that was less than Contract Value when this GMWB was added to the Contract.  (See Example 1 in Appendix E.)   Under the calculation of the GWB for Contracts issued on or after October 11, 2010, Contract Enhancements are reflected in the GWB at issue, and as part of Contract Value after issue.  Potential recapture charges are not reflected either at issue or after issue in the GWB calculation.

The GWB can never be more than $5 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's (or any joint Owner's) death, the For Life Guarantee is void.  However, this GMWB may be continued by a spousal Beneficiary without the For Life Guarantee.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
55 – 74	5%
75 – 84	6%
85+	7%

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 70, for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable.   The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, asset allocation fees, recapture charges and other charges or adjustments.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

200 % Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the 200% GWB Adjustment Date (as defined below), then you will receive a 200% GWB adjustment.

The 200% GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The 200% GWB adjustment is determined as follows if this GMWB is issued on or after October 11, 2010:

●	On the effective date of this endorsement, the 200% GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the 200% GWB adjustment is recalculated to equal the 200% GWB adjustment prior to the Premium payment plus 200% of the sum of i) the Premium payment, net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix E.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the 200% GWB adjustment is recalculated to equal the 200% GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix E.)

If this GMWB was issued prior to October 11, 2010, the Contract Enhancements are not included in the computation of the 200% GWB Adjustment.

If no partial withdrawals are taken on or prior to the 200% GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the 200% GWB adjustment.  No adjustments are made to the Bonus Base, the Benefit Determination Baseline (explained below under “ Step-up ”) , or the GMWB Death Benefit.  Once the GWB is re-set, this 200% GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the 200% GWB Adjustment Date, this 200% GWB adjustment provision terminates without value.  (Please see example 11 in Appendix E for an illustration of this 200% GWB adjustment provision.)

400 % Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the 400% GWB Adjustment Date (as defined below), then you will receive a 400% GWB adjustment.

The 400% GWB Adjustment Date is the 20th Contract Anniversary following the effective date of this endorsement.  The 400% GWB adjustment is determined as follows if this GMWB is issued on or after October 11, 2010:

●	On the effective date of this endorsement, the 400% GWB adjustment is equal to 400% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the 400% GWB adjustment is recalculated to equal the 400% GWB adjustment prior to the Premium payment plus 400% of the sum of i) the Premium payment, net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix E.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the 400% GWB adjustment is recalculated to equal the 400% GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix E.)

If this GMWB was issued prior to October 11, 2010, the Contract Enhancements are not included in the computation of the 400% GWB Adjustment.

If no partial withdrawals are taken on or prior to the 400% GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the 400% GWB adjustment.  No adjustments are made to the Bonus Base, the Benefit Determination Baseline, or the GMWB Death Benefit.  Once the GWB is re-set, this 400% GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the 400% GWB Adjustment Date, this 400% GWB adjustment provision terminates without value.  (Please see example 11 in Appendix E for an illustration of a 400% GWB adjustment provision.)

PLEASE NOTE: If you purchase this GMWB when you are 76 years old or older, you will be ineligible for the 400% GWB Adjustment.  Since the 400% GWB Adjustment Date is the 20th Contract Anniversary following the effective date of this endorsement, and since the Latest Income Date (on which all benefits under this GMWB terminate) for this annuity Contract is the date on which the Owner attains age 95, the 400% GWB Adjustment will be of no benefit to you unless you are 75 years old or younger when you purchase this GMWB.

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus (for GMWBs issued on or after October 11, 2010) any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
●
For GMWBs issued on or after October 11, 2011, the GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement;  For GMWBs issued before October 11,2011, the GAWA percentage multiplied by the subsequent Premium payment net of any applicable Premium taxes; Or

● The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a “step-up”).  The manner in which the highest quarterly Contract Value is determined is discussed in detail further below.  (See Examples 6 and 7 in Appendix E.)

With a step-up –	The GWB equals the highest quarterly Contract Value (subject to a $5 million maximum).
If the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

If this GMWB was added to your Contract on or after October 11, 2010, then, in addition to the above-described increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  Whether there will be any such increase in the GAWA percentage will depend on a value called the Benefit Determination Baseline (BDB).

The initial BDB equals (a) the initial Premium, net of any applicable Premium taxes, plus any Contract Enhancement, if this GMWB is elected at Contract issue or (b) the Contract Value on the Contract Anniversary on which the GMWB is effective, if elected after Contract issue (subject to availability).  In the event that the highest quarterly Contract Value is greater than the BDB on a Contract Anniversary, the BDB is increased to equal that highest quarterly Contract Value.  Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium, net of any applicable Premium taxes, plus any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

Upon step-up under a GMWB issued on or after October 11, 2010, if the highest quarterly Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the attained age of the Owner (or oldest joint Owner).  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the Owner is age 76, a step-up occurs and the highest quarterly Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

If the highest quarterly Contract Value is not greater than the BDB prior to a step-up, the BDB does not change, and the GAWA percentage also remains unchanged regardless of whether an age band has been crossed.

With a step-up under a GMWB issued on or after October 11, 2010 –
In addition to any increase in the GWB described above, if the highest quarterly Contract Value is greater than the BDB prior to the step-up, then the BDB is set to equal the highest quarterly Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the Owner:

	●	If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.
	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.

If the GAWA percentage is reset as discussed above, the GAWA will be set to equal the greater of (a) the new GAWA percentage times the then current GWB (as adjusted by any increase therein that occurs pursuant to the same step-up) or (b) the GAWA as in effect prior to the step-up.

Regardless of when a GMWB is issued, the highest quarterly Contract Value equals the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined.  The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus any Contract Enhancement in the case of a GMWB issued on or after October 11, 2010 adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.  When determining the quarterly adjusted Contract Value on a Contract Anniversary, the quarterly adjusted Contract Value will be determined prior to any automatic transfer, as required under this GMWB's Transfer of Assets provision (see below), occurring on the Contract Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the current	The quarterly adjusted Contract Value is equal to the greater of:
Contract Year, is less than or equal to the greater of the GAWA or RMD, as	●	The quarterly adjusted Contract Value before the withdrawal less the withdrawal; Or
applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the current	The quarterly adjusted Contract Value is equal to the greater of:
Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and highest quarterly Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the highest quarterly Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to a maximum charge of 2.04% (5th Contract Anniversary if this endorsement was added before October 11, 2010, subject to a maximum charge of 1.74%).  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups of the GWB.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA; so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary, and any reinstatement of the GWB bonus provision will not reinstate any bonuses that would have been credited during the period when they were discontinued.

The GWB can never be more than $5 million with a step-up. However, the BDB is not subject to a $5 million maximum.  Therefore, it is still possible for the GAWA percentage under a GMWB issued on or after October 11, 2010 to increase even when the GWB has hit its $5 million maximum, because automatic step-ups of the BDB would continue to occur if the highest quarterly Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the highest quarterly Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the new GAWA percentage for the Owner’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

GMWB Death Benefit.  Upon the death of the Owner (or death of any joint Owner) while the Contract is still in force, the Contract's death benefit payable is guaranteed not to be less than the GMWB death benefit.  On the effective date of this GMWB endorsement, the GMWB death benefit is equal to the GWB.  With each subsequent Premium received after this endorsement is effective, the GMWB death benefit is recalculated to equal the GMWB death benefit prior to the Premium plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement for GMWBs issued on or after October 11, 2010, subject to a maximum of $5 million.

Partial withdrawals will affect the GMWB death benefit as follows:

When a withdrawal, plus all prior withdrawals in the current	The GMWB death benefit is equal to the greater of:
Contract Year, is less than or equal to the greater of the GAWA or RMD, as	●	The GMWB death benefit before the withdrawal less the withdrawal; Or
applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the current	The GMWB death benefit is equal to the greater of:
Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GMWB death benefit prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

The GMWB death benefit is not adjusted upon step-up, the application of any bonus, or the application of a GWB adjustment.  The GMWB death benefit will terminate on the date the Contract Value is zero and no death benefit will be payable, including this Contract's basic death benefit or any optional death benefit (i.e., the Earnings Protection Benefit, the High Quarterly Anniversary Value Death Benefit, etc.).  The GMWB death benefit will also terminate and will not be included in any applicable continuation adjustment (the amount by which the death benefit that would have been payable exceeds the Contract Value) should this GMWB be continued through Spousal continuation of a Contract.

Transfer of Assets.  This GMWB requires automatic transfers between your elected Investment Divisions/Fixed Account Option and the GMWB Fixed Account in accordance with the non-discretionary formulas defined in the Transfer of Assets Methodology found in Appendix F.  The formulas are generally designed to mitigate the financial risks to which we are subjected by providing this GMWB's guarantees.  By electing this GMWB, you are giving control to us of almost all or a portion of your Contract Value.  By way of the non-discretionary formulas, we determine whether to make a transfer and the amount of any transfer.

Under this automatic transfer provision, we monitor your Contract Value each Contract Monthly Anniversary and, if necessary, systematically transfer amounts between your elected Investment Divisions/Fixed Account Option and the GMWB Fixed Account.  Amounts transferred to the GMWB Fixed Account will be transferred from each Investment Division/Fixed Account Option in proportion to their current value. Please be aware, however, that the 3, 5 and 7-year Fixed Account Option are not available on Contracts that elect this benefit.

Generally, automatic transfers to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Option will occur when your Contract Value declines due to withdrawals or negative investment returns.  However, there may be an automatic transfer to the GMWB Fixed Account even when you experience positive investment returns if your Contract Value does not sufficiently increase relative to the projected value of the benefits, as reflected in the use of the GAWA and annuity factors in the Liability calculation under the Transfer of Assets Methodology (see Appendix F for the Liability formula, the calculation of which is designed to represent the projected value of this GMWB's benefits).  In other words, any increase in the GAWA (due to, for example, a Premium payment, a step-up, the application of any bonus or the application of a GWB adjustment) may also cause an automatic transfer to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Option.

For an example of how this Transfer of Assets provision and the non-discretionary formulas work, let us assume that, on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000 and your Fixed Account Contract Value is $5,000.  Your Liability would then be $91,560, which is your GAWA multiplied by your annuity factor.  Using the Liability amount, a ratio is then calculated that determines whether a transfer is necessary.  Generally, if the ratio is lower than 77%, funds will be transferred from the GMWB Fixed Account.  If the ratio is more than 83%, then funds are transferred to the GMWB Fixed Account.

In this example, the ratio is 91.56, which is the Liability amount ($91,560) minus any GMWB Fixed Account Contract Value ($0), then divided by the sum of the Separate Account Contract Value ($95,000) and the Fixed Account Contract Value ($5,000).  Since the ratio is more than the 83%, funds are transferred to the GMWB Fixed Account from the Investment Divisions and the Fixed Account.

Regarding the amount to be transferred when the ratio is above 83%, the amount is determined by taking the lesser of (a) the Separate Account Value plus the Fixed Account Contract Value; or (b) the Liability amount minus the GMWB Fixed Account Contract Value, less 80% of the Separate Account Value and the Fixed Account Contract Value, divided by 20% (1-80%).  Applying this calculation to our example, (a) would be $100,000 [$95,000 + $5,000] and (b) would be $57,800 [($91,560 - $0 - 0.80*($95,000 + $5,000)) / (1 - .80)] so the lesser of the two and, therefore, the amount transferred to the GMWB Fixed Account is $57,800.

To determine how much of the $57,800 transfer is taken from the Fixed Account and how much from the Investment Divisions, we multiply the transfer amount by the proportion of the Contract Value in each the Fixed Account and the Investment Divisions before the transfer.  That is, of the $100,000 total Contract Value in our example, 5% of it was in the Fixed Account ($5,000 /$100,000) and 95% of it was in the Investment Divisions ($95,000/$100,000); therefore, $2,890 ($57,800 multiplied by 5%) is transferred from the Fixed Account to the GMWB Fixed Account and $54,910 ($57,800 multiplied by 95%) is transferred from the Investment Divisions to the GMWB Fixed Account.  After the transfer in this example, the GMWB Fixed Account Contract Value is $57,800, the Separate Account Contract Value is $40,090 and the Fixed Account Contract Value is $2,110.

If any transfer indicated by the above procedure would result in the GMWB Fixed Account Value exceeding 90% of the Contract Value, then the actual transfer will be such that exactly 90% of the Contract Value is allocated to the GMWB Fixed Account.  Otherwise, the indicated transfer will be the actual transfer.  For more information regarding the example above and to see this Transfer of Assets Provision applied using other assumptions, please see Example 12 in Appendix E.  Please also see the Transfer of Assets Methodology in Appendix F, which contains the non-discretionary formulas, including how the annuity factor will vary for some endorsements issued on or after October 11, 2010.

By electing this GMWB, it is possible that a significant amount of your Contract Value – possibly 90% of your entire Contract Value – may be transferred to the GMWB Fixed Account.  It is also possible that amounts in the GMWB Fixed Account will never be transferred back to your elected Investment Divisions/Fixed Account Option.  If any of your Contract Value is automatically transferred to and held in the GMWB Fixed Account, less of your Contract Value may be allocated to the Investment Divisions, which will limit your participation in any market gains and limit the potential for any step-ups and increases in your GAWA.  If you are uncomfortable with the possibility of some or almost all of your Contract Value being automatically moved into the GMWB Fixed Account, this particular GMWB may not be appropriate for you.

Amounts transferred from the GMWB Fixed Account will be allocated to the Investment Divisions and Fixed Account Option according to your most recent allocation instructions on file with us.  The automatic transfers under this Transfer of Assets provision will not count against the 15 free transfers in a Contract Year.  No adjustment will be made to the GWB, GAWA, BDB, 200% GWB Adjustment, 400% GWB Adjustment, GMWB death benefit or Bonus Base as a result of these transfers.  You will receive a confirmation statement reflecting the automatic transfer of any Contract Value to and from the GMWB Fixed Account.

Once you purchase your Contract, the non-discretionary formulas are fixed and not subject to change.  However, we reserve the right to change the formulas for Contracts issued in the future.

Guaranteed Minimum Withdrawal Benefit Fixed Account.  A certain percentage of the value in your Contract, as explained above, may be allocated to the GMWB Fixed Account in accordance with non-discretionary formulas.  You may not allocate additional monies to the GMWB Fixed Account.  The Contract Value in the GMWB Fixed Account is credited with a specific interest rate.  The interest rate initially declared for each transfer to the GMWB Fixed Account will remain in effect for a period of not less than one year.  GMWB Fixed Account interest rates for subsequent periods may be higher or lower than the rates previously declared.  The interest rate is credited daily to the Contract Value in the GMWB Fixed Account and the rate may vary by state but will never be less than the Fixed Account minimum interest rate applicable to the Contract, as discussed under “THE FIXED ACCOUNT AND THE GMWB FIXED ACCOUNT” beginning on page 22.  Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMWB Fixed Account interest rate for your state.  Our contact information is on the cover page of this prospectus.

Contract charges deducted from the Fixed Account and Investment Divisions are also deducted from the GMWB Fixed Account in accordance with your Contract's provisions.  The deduction of charges may cause an automatic transfer under the Transfer of Assets provision. DCA, DCA+, Earnings Sweep and Automatic Rebalancing are not available to or from the GMWB Fixed Account.  There is no Excess Interest Adjustment on transfers, withdrawals or deductions from the GMWB Fixed Account.  Transfers to and from the GMWB Fixed Account are automatic; you may not choose to transfer amounts to and from the GMWB Fixed Account.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  If you die, all rights under your Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable, including the GMWB death benefit and the Earnings Protection Benefit.

Spousal Continuation.  In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

●
Continue the Contract with this GMWB – so long as the Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	○	Upon the Owner's death, the For Life Guarantee is void.
	○	Only the GWB is payable while there is value to it (until depleted).
	○	The GMWB death benefit is void and will not be included in the continuation adjustment.
	○	The GWB adjustment provisions are void.
	○	The Bonus provision is void.
	○	Step-ups will continue as permitted; otherwise, the above rules for step-ups apply, except that no new GAWA percentage will be determined as a result of any step-up subsequent to spousal continuation.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
	○	The Liability factors for the transfer of assets formulas (see Appendix F) will continue to be based on the duration since the effective date of the GMWB endorsement.
	○	If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of death.
○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to the “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

	○	The spousal Beneficiary may terminate the GMWB on any subsequent Contract Anniversary.
●	Continue the Contract without this GMWB (GMWB is terminated). Thereafter, no GMWB charge will be assessed.
	○	The GMWB death benefit will be included in the calculation of the continuation adjustment.
	○	The GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Option based on the current Premium allocation for the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 233.

Termination.  This GMWB terminates subject to a prorated GMWB Charge, when applicable, assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Contract Anniversary following the Company's receipt of the Owner's written request for termination in Good Order if the request is made within 30 calendar days prior to the Contract Anniversary;
●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
●	Conversion of this GMWB (if conversion is permitted);
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

If this GMWB is terminated and the Contract remains in force, the GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Option based on the current Premium allocation for the Contract.

Annuitization.

Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first).  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 70 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8. The bonus is an incentive for you not to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  The bonus is a percentage of a sum called the Bonus Base (defined below).  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 8% (7% if this GMWB was added before October 11, 2010) and is based on a sum that may vary after this GMWB is added to the Contract (the “Bonus Base”), as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium net of any applicable Premium taxes plus (for a GMWB issued on or after October 11, 2010) any Contract Enhancement.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The Bonus is available for a limited time (the “Bonus Period”). The Bonus Period begins on the effective date of this GMWB endorsement and will re-start at the time of a Bonus Base step-up if the Bonus Base increases due to the step-up and if the step-up occurs on or before the Contract Anniversary immediately following the Owner’s (if Joint Owners, the oldest Owner’s) 80th birthday. The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following the effective date of the endorsement or the most recent Bonus Base step-up, if later; or
●	The date the Contract Value is zero.
○
The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start at a later date if the Bonus Base increases due to a step-up. Such a restart, however, will not reinstate any bonus that would have been credited on any date that was not within a Bonus Period.

This GWB Bonus provision is terminated when this GMWB is terminated or if this GMWB is continued through Spousal continuation of a Contract; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

●	The GWB is recalculated, increasing by 8% (7% if this endorsement was added before October 11, 2010) of the Bonus Base.
●	If the Bonus is applied after the first withdrawal, the GAWA is recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, BDB, 200% GWB Adjustment, 400% GWB Adjustment, or GMWB death benefit.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets (“Jackson Select With Joint Option”).

PLEASE NOTE:  EFFECTIVE MAY 1, 2011, THIS ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

This is a Guaranteed Minimum Withdrawal Benefit (GMWB) that guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner and the Owner's spouse regardless of the performance of the underlying investment options. This benefit may be appropriate for those individuals who are looking for a number of features, within the GMWB, that may offer a higher level of guarantee and who are not averse to allowing Jackson to transfer assets between investment options, on a formulaic basis, in order to protect its risk.

The following description of this GMWB is supplemented by the examples in Appendix E, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups, example 8 for the Bonus, example 11 for the GWB Adjustment and example 12 for transfer of assets.

Except as otherwise discussed below, the election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a “Covered Life.”  In such cases, the Owners cannot be subsequently changed (except in the limited circumstances discussed below), and new Owners cannot be added.  Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries.  The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners and joint Annuitants.  In these cases the spouses are the Covered Lives, and the For Life Guarantee is based on the Annuitant's life who dies last.  We will allow changes (a) from joint individual ownership of non-qualified Contracts to ownership by the types of legal entities that we permit, or (b) changes of ownership from such a legal entity to the Annuitants or to another such legal entity;  however, we do not allow these ownership changes if they are a taxable event under the Code, and no changes of Annuitant subsequent to any such change are allowed. For Contracts purchased in the state of  Oregon, other  ownership changes may be permitted, however any ownership change not  specifically described above as a permitted change, will result in termination of the GMWB.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person.  Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code).  The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living.  If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life.  Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

The GMWB is also available on a limited basis under Qualified Custodial Account Contracts, pursuant to which the Annuitant and a Contingent Annuitant named at election of the GMWB must be spouses and will be the Covered Lives.  The only changes in these arrangements that we permit are that (i) the custodial owner may be changed or (ii) the ownership of the Contract may be transferred to the Annuitant if, at the same time as that transfer, the Contingent Annuitant is designated as the primary (spousal) Beneficiary.
For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

●	The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;
The For Life Guarantee becomes effective when this GMWB is added to the Contract.
So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event the Contract Value is reduced to zero.
Or
●
If the For Life Guarantee is not in effect, until the earlier of (1) the death of the Owner (or any joint Owner) or (2) all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals (as explained below).
Because of the For Life Guarantee, your withdrawals could amount to more than the GWB.  But PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 55 to 80 years old (proof of age is required) and may be added to a Contract on the Issue Date.  The Owner may terminate this GMWB on any Contract Anniversary but a request for termination must be received in writing in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB may also be terminated by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation.  Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

This GMWB is not currently available to add to a Contract after the Contract Issue Date.  It may be made available in the future on any Contract Anniversary.  Availability of this GMWB may be subject to further limitation.  This GMWB is not available on a Contract that has another GMWB (only one GMWB per Contract).

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.   Please see “ Election ” and “ Withdrawals ” below for more information about the GWB and GAWA.
Election.  The GWB is determined on the Contract Issue Date, and the GAWA derives from the GWB.

On the Contract Issue Date – Election After Issue, subject to availability ─	The GWB equals initial Premium net of any applicable Premium taxes, plus (for GMWBs issued on or after October 11, 2010) any Contract Enhancement. The GWB equals the Contract Value.
The endorsement will be effective on the Contract Anniversary following receipt of the request in Good Order. Requests must be received within the 30 calendar days prior to the Contract Anniversary.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The For Life Guarantee becomes effective on the Contract Issue Date, or the effective date of the endorsement.

Contract Enhancements and the corresponding recapture charges were not included in the calculation of the GWB when this GMWB was added to the Contract on the Issue Date prior to October 11, 2010.  This is why Premium (net of any applicable Premium taxes) is used under those Contracts to calculate the GWB when this GMWB was added to the Contract on the Issue Date.  This resulted in a GWB that was less than Contract Value when this GMWB was added to the Contract.  (See Example 1 in Appendix E.)  Under the calculation of the GWB for Contracts issued on or after October 11, 2010, Contract Enhancements are reflected in the GWB at issue, and as part of Contract Value after issue.  Potential recapture charges are not reflected either at issue or after issue in the GWB calculation.

The GWB can never be more than $5 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's (or either joint Owner's) death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life.  However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal.  (In the examples in Appendix E and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
55 – 74	5%
75 – 84	6%
85+	7%

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated  if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 70, for more information.

When a withdrawal, plus all prior withdrawals in the current	The GWB is recalculated, equaling the greater of:
Contract Year, is less than or equal to the greater of the GAWA	●	The GWB before the withdrawal less the withdrawal; Or
or RMD, as applicable –	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable.  The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, asset allocation fees, recapture charges and other charges or adjustments.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  If the age at election of either Covered Life's falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

200% Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the 200% GWB Adjustment Date (as defined below), then you will receive a 200% GWB adjustment.

The 200% GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life's 70th birthday,
Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The 200% GWB adjustment is determined as follows if this GMWB is issued on or after October 11, 2010:

●	On the effective date of this endorsement, the 200% GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the 200% GWB adjustment is recalculated to equal the 200% GWB adjustment prior to the Premium payment plus 200% of the sum of i) the Premium payment, net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix E.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the 200% GWB adjustment is recalculated to equal the 200% GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix E.)

If this GMWB was issued prior to October 11, 2010, the Contract Enhancements are not included in the computation of the 200% GWB Adjustment.

If no partial withdrawals are taken on or prior to the 200% GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the 200% GWB adjustment.  No adjustments are made to the Bonus Base, the Benefit Determination Baseline (explained below under “ Step-up ”) , or the GMWB Death Benefit.  Once the GWB is re-set, this 200% GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the 200% GWB Adjustment Date, this 200% GWB adjustment provision terminates without value.  (Please see example 11 in Appendix E for an illustration of this 200% GWB adjustment provision.)

400 % Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the 400% GWB Adjustment Date (as defined below), then you will receive a 400% GWB adjustment.

The 400% GWB Adjustment Date is the 20th Contract Anniversary following the effective date of this endorsement.  The 400% GWB adjustment is determined as follows if this GMWB is issued on or after October 11, 2010:

●	On the effective date of this endorsement, the 400% GWB adjustment is equal to 400% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the 400% GWB adjustment is recalculated to equal the 400% GWB adjustment prior to the Premium payment plus 400% of the sum of i) the Premium payment, net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix E.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the 400% GWB adjustment is recalculated to equal the 400% GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix E.)

If this GMWB was issued prior to October 11, 2010, the Contract Enhancements are not included in the computation of the 400% GWB Adjustment.

If no partial withdrawals are taken on or prior to the 400% GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the 400% GWB adjustment.  No adjustments are made to the Bonus Base, the Benefit Determination Baseline, or the GMWB Death Benefit.  Once the GWB is re-set, this 400% GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the 400% GWB Adjustment Date, this 400% GWB adjustment provision terminates without value.  (Please see example 11 in Appendix E for an illustration of a GWB adjustment provision.)

PLEASE NOTE: If either Covered Life is 76 years old or older when this GMWB is purchased, the 400% GWB Adjustment will be of no benefit.  Since the 400% GWB Adjustment Date is the 20th Contract Anniversary following the effective date of this endorsement, and since the Latest Income Date (on which all benefits under this GMWB terminate) for this annuity Contract is the date on which the Owner or either joint Owner (oldest Covered Life) attains age 95, the 400% GWB Adjustment will be of no benefit to you unless both Covered Lives are 75 years old or younger when you purchase this GMWB.

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes plus (for GMWBs issued on or after October 11, 2010) any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
●
For GMWBs issued on or after October 11, 2011, the GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement;  For GMWBs issued before October 11,2011, the GAWA percentage multiplied by the subsequent Premium payment net of any applicable Premium taxes; Or

● The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a “step-up”).  The manner in which the highest quarterly Contract Value is determined is discussed in detail further below.  (See Examples 6 and 7 in Appendix E.)

With a step-up –	The GWB equals the highest quarterly Contract Value (subject to a $5 million maximum).
If the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

If this GMWB was added to your Contract on or after October 11, 2010, then, in addition to the above-described increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  Whether there will be any such increase in the GAWA percentage will depend on a value called the Benefit Determination Baseline (BDB).

The initial BDB equals (a) the initial Premium net of any applicable Premium taxes, plus any Contract Enhancement, if this GMWB is elected at Contract issue or (b) the Contract Value on the Contract Anniversary on which the GMWB is effective, if elected after Contract issue.  In the event that the highest quarterly Contract Value is greater than the BDB on a Contract Anniversary, the BDB is increased to equal that highest quarterly Contract Value.  Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement. In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

Upon step-up under a GMWB issued after October 11, 2010, if the highest quarterly Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life’s attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the youngest Covered Life is age 76, a step-up occurs and the highest quarterly Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on that person's attained age of 76, resulting in a new GAWA percentage of 6%.

If the highest quarterly Contract Value is not greater than the BDB prior to a  step-up, the BDB does not change, and the GAWA percentage also remains unchanged regardless of whether an age band has been crossed.

With a step-up under a GMWB issued on or after October 11, 2010–
In addition to any increase in the GWB described above, if the highest quarterly Contract Value is greater than the BDB prior to the step-up, then the BDB is set to equal the highest quarterly Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the youngest Covered Life.

	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing such continuation is not a Covered Life.

If the GAWA percentage is reset as discussed above, the GAWA will be set to equal the greater of (a) the new GAWA percentage times the then current GWB (as adjusted by any increase therein that occurs pursuant to the same step-up) or (b) the GAWA as in effect prior to the step-up.

Regardless of when a GMWB is issued, the highest quarterly Contract Value equals the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined.  The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus (in the case of a GMWB issued on or after October 11, 2010) any Contract Enhancement, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.  When determining the quarterly adjusted Contract Value on a Contract Anniversary, the quarterly adjusted Contract Value will be determined prior to any automatic transfer, as required under this GMWB's Transfer of Assets provision (see below), occurring on the Contract Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, is less than or equal to the greater of the GAWA or RMD, as	●	The quarterly adjusted Contract Value before the withdrawal less the withdrawal; Or
applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and highest quarterly Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the highest quarterly Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 2.64% (5th Contract Anniversary if this endorsement was  added before October 11, 2010, subject to a maximum charge of 2.10%).  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups of the GWB.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA; so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary, and any reinstatement of the GWB bonus provision will not reinstate any bonuses that would have been credited during the period when they were discontinued.

The GWB can never be more than $5 million with a step-up. However, the BDB is not subject to a $5 million maximum.  Therefore, it is still possible for the GAWA percentage under a GMWB issued on or after October 11, 2010 to increase even when the GWB has hit its $5 million maximum, because automatic step-ups of the BDB would continue to occur if the highest quarterly Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the highest quarterly Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the new GAWA percentage for the youngest Covered Life’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

GMWB Death Benefit.  Upon the death of the Owner (or death of any joint Owner) while the Contract is still in force, the Contract's death benefit payable is guaranteed not to be less than the GMWB death benefit.  On the effective date of this GMWB endorsement, the GMWB death benefit is equal to the GWB.  With each subsequent Premium received after this endorsement is effective, the GMWB death benefit is recalculated to equal the GMWB death benefit prior to the Premium plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement for GMWBs issued on or after October 11, 2010, subject to a maximum of $5 million.

Partial withdrawals will affect the GMWB death benefit as follows:

When a withdrawal, plus all prior withdrawals in the	The GMWB death benefit is equal to the greater of:
current Contract Year, is less than or equal to the greater of the GAWA or RMD, as	●	The GMWB death benefit before the withdrawal less the withdrawal; Or
applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the	The GMWB death benefit is equal to the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GMWB death benefit prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

The GMWB death benefit is not adjusted upon step-up, the application of any bonus, or the application of a GWB adjustment.  The GMWB death benefit will terminate on the date the Contract Value is zero and no death benefit will be payable, including this Contract's basic death benefit or any optional death benefit (i.e., the Earnings Protection Benefit, the High Quarterly Anniversary Value Death Benefit, etc.).  The GMWB death benefit will also terminate and will not be included in any applicable continuation adjustment (the amount by which the death benefit that would have been payable exceeds the Contract Value) should this GMWB be continued through Spousal continuation of a Contract.

Transfer of Assets.  This GMWB requires automatic transfers between your elected Investment Divisions/Fixed Account Option and the GMWB Fixed Account in accordance with the non-discretionary formulas defined in the Transfer of Assets Methodology found in Appendix F.  The formulas are generally designed to mitigate the financial risks to which we are subjected by providing this GMWB's guarantees.  By electing this GMWB, you are giving control to us of almost all or a portion of your Contract Value.  By way of the non-discretionary formulas, we determine whether to make a transfer and the amount of any transfer.

Under this automatic transfer provision, we monitor your Contract Value each Contract Monthly Anniversary and, if necessary, systematically transfer amounts between your elected Investment Divisions/Fixed Account Option and the GMWB Fixed Account.  Amounts transferred to the GMWB Fixed Account will be transferred from each Investment Division/Fixed Account Option in proportion to their current value.  Please be aware, however, that the 3, 5 and 7-year Fixed Account Option are not available on Contracts that elect this benefit.

Generally, automatic transfers to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Option will occur when your Contract Value declines due to withdrawals or negative investment returns.  However, there may be an automatic transfer to the GMWB Fixed Account even when you experience positive investment returns if your Contract Value does not sufficiently increase relative to the projected value of the benefits, as reflected in the use of the GAWA and annuity factors in the Liability calculation under the Transfer of Assets Methodology (see Appendix F for the Liability formula, the calculation of which is designed to represent the projected value of this GMWB's benefits).  In other words, any increase in the GAWA (due to, for example, a Premium payment, a step-up, the application of any bonus or the application of a GWB adjustment) may also cause an automatic transfer to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Option.

For an example of how this Transfer of Assets provision and the non-discretionary formulas work, let us assume that, on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000 and your Fixed Account Contract Value is $5,000.  Your Liability would then be $91,560, which is your GAWA multiplied by your annuity factor.  Using the Liability amount, a ratio is then calculated that determines whether a transfer is necessary.  Generally, if the ratio is lower than 77%, funds will be transferred from the GMWB Fixed Account.  If the ratio is more than 83%, then funds are transferred to the GMWB Fixed Account.

In this example, the ratio is 91.56, which is the Liability amount ($91,560) minus any GMWB Fixed Account Contract Value ($0), then divided by the sum of the Separate Account Contract Value ($95,000) and the Fixed Account Contract Value ($5,000).  Since the ratio is more than the 83%, funds are transferred to the GMWB Fixed Account from the Investment Divisions and the Fixed Account.

Regarding the amount to be transferred when the ratio is above 83%, the amount is determined by taking the lesser of (a) the Separate Account Value plus the Fixed Account Contract Value; or (b) the Liability amount minus the GMWB Fixed Account Contract Value, less 80% of the Separate Account Value and the Fixed Account Contract Value, divided by 20% (1-80%).  Applying this calculation to our example, (a) would be $100,000 [$95,000 + $5,000] and (b) would be $57,800 [($91,560 - $0 - 0.80*($95,000 + $5,000)) / (1 - .80)] so the lesser of the two and, therefore, the amount transferred to the GMWB Fixed Account is $57,800.

To determine how much of the $57,800 transfer is taken from the Fixed Account and how much from the Investment Divisions, we multiply the transfer amount by the proportion of the Contract Value in each the Fixed Account and the Investment Divisions before the transfer.  That is, of the $100,000 total Contract Value in our example, 5% of it was in the Fixed Account ($5,000 /$100,000) and 95% of it was in the Investment Divisions ($95,000/$100,000); therefore, $2,890 ($57,800 multiplied by 5%) is transferred from the Fixed Account to the GMWB Fixed Account and $54,910 ($57,800 multiplied by 95%) is transferred from the Investment Divisions to the GMWB Fixed Account.  After the transfer in this example, the GMWB Fixed Account Contract Value is $57,800, the Separate Account Contract Value is $40,090 and the Fixed Account Contract Value is $2,110.

If any transfer indicated by the above procedure would result in the GMWB Fixed Account Value exceeding 90% of the Contract Value, then the actual transfer will be such that exactly 90% of the Contract Value is allocated to the GMWB Fixed Account.  Otherwise, the indicated transfer will be the actual transfer.  For more information regarding the example above and to see this Transfer of Assets Provision applied using other assumptions, please see Example 12 in Appendix E.  Please also see the Transfer of Assets Methodology in Appendix F, which contains the non-discretionary formulas, including how the annuity factor will vary for some endorsements issued on or after October 11, 2010.

By electing this GMWB, it is possible that a significant amount of your Contract Value – possibly 90% of your entire Contract Value – may be transferred to the GMWB Fixed Account.  It is also possible that amounts in the GMWB Fixed Account will never be transferred back to your elected Investment Divisions/Fixed Account Option.  If any of your Contract Value is automatically transferred to and held in the GMWB Fixed Account, less of your Contract Value may be allocated to the Investment Divisions, which will limit your participation in any market gains and limit the potential for any step-ups and increases in your GAWA.  If you are uncomfortable with the possibility of some or almost all of your Contract Value being automatically moved into the GMWB Fixed Account, this particular GMWB may not be appropriate for you.

Amounts transferred from the GMWB Fixed Account will be allocated to the Investment Divisions and Fixed Account Option according to your most recent allocation instructions on file with us.  The automatic transfers under this Transfer of Assets provision will not count against the 15 free transfers in a Contract Year.  No adjustment will be made to the GWB, GAWA, 200% GWB Adjustment, 400% GWB Adjustment, GMWB death benefit or Bonus Base as a result of these transfers.  You will receive a confirmation statement reflecting the automatic transfer of any Contract Value to and from the GMWB Fixed Account.

Once you purchase your Contract, the non-discretionary formulas are fixed and not subject to change.  However, we reserve the right to change the formulas for Contracts issued in the future.

Guaranteed Minimum Withdrawal Benefit Fixed Account.  A certain percentage of the value in your Contract, as explained above, may be allocated to the GMWB Fixed Account in accordance with non-discretionary formulas.  You may not allocate additional monies to the GMWB Fixed Account.  The Contract Value in the GMWB Fixed Account is credited with a specific interest rate.  The interest rate initially declared for each transfer to the GMWB Fixed Account will remain in effect for a period of not less than one year.  GMWB Fixed Account interest rates for subsequent periods may be higher or lower than the rates previously declared.  The interest rate is credited daily to the Contract Value in the GMWB Fixed Account and the rate may vary by state but will never be less than  the Fixed Account minimum interest rate applicable to the Contract, as discussed under “THE FIXED ACCOUNT AND THE GMWB FIXED ACCOUNT” beginning on page 22.  Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMWB Fixed Account interest rate for your state.  Our contact information is on the cover page of this prospectus.

Contract charges deducted from the Fixed Account and Investment Divisions are also deducted from the GMWB Fixed Account in accordance with your Contract's provisions.  The deduction of charges may cause an automatic transfer under the Transfer of Assets provision. DCA, DCA+, Earnings Sweep and Automatic Rebalancing are not available to or from the GMWB Fixed Account.  There is no Excess Interest Adjustment on transfers, withdrawals or deductions from the GMWB Fixed Account.  Transfers to and from the GMWB Fixed Account are automatic; you may not choose to transfer amounts to and from the GMWB Fixed Account.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  Upon death of the last surviving Covered Life, all rights under your Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable, including the GMWB death benefit and the Earnings Protection Benefit.

Spousal Continuation.  In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

●
Continue the Contract with this GMWB – so long as the Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

○
If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

○
For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee.  The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

○
For a surviving spouse who is a Covered Life, the GMWB death benefit remains in force but will not be included in the continuation adjustment.

If the surviving spouse is not a Covered Life, the GMWB death benefit is null and void and will not be included in the continuation adjustment.

○
If the surviving spouse is a Covered Life and a GWB adjustment provision is in force on the Continuation Date then the provision will continue to apply in accordance with the applicable GWB adjustment provision rules above.  The applicable GWB adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

If the surviving spouse is not a Covered Life, the GWB adjustment provisions are null and void.

○
For a surviving spouse who is a Covered Life, the Bonus provision will continue as permitted in accordance with the Bonus rules below.  The Bonus Period will continue to be based on the original effective date of the endorsement, the most recent Bonus Base step-up, or the youngest Covered Life's attained age, as applicable.

If the surviving spouse is not a Covered Life, the Bonus provision is null and void.

○
Step-ups of GWB will continue as permitted in accordance with the step-up rules above.

New GAWA percentages will continue to be determined in accordance with the step-up rules above if the continuing spouse is a Covered Life.  No such new GAWA percentages will be determined subsequent to continuation by a spouse who is not a Covered Life.

	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
○
The Liability factors for the transfer of assets formulas (see Appendix F) will continue to be based on the youngest Covered Life’s attained age on the effective date of the endorsement and the duration since the effective date of the GMWB endorsement.

○
If the surviving spouse is a Covered Life and the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the date the percentage is determined.  We do not require this determination to be made at the time of continuation.

○
If the surviving spouse is not a Covered Life and the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the Continuation Date.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to the “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

	○	The spousal Beneficiary may terminate the GMWB on any subsequent Contract Anniversary. Such a request must be received in Good Order within 30 calendar days prior to the Contract Anniversary.
●	Continue the Contract without this GMWB (GMWB is terminated). Thereafter, no GMWB charge will be assessed.
	○	The GMWB death benefit will be included in the calculation of the continuation adjustment.
	○	The GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Option based on the current Premium allocation for the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 233.

Termination.  This GMWB terminates subject to a prorated GMWB Charge, when applicable, assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Contract Anniversary following the Company's receipt of the Owner's written request for termination in Good Order if the request is made within 30 calendar days prior to the Contract Anniversary;
●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
●	Conversion of this GMWB (if conversion is permitted);
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

If this GMWB is terminated and the Contract remains in force, the GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Option based on the current Premium allocation for the Contract.

Annuitization.

Joint Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life.  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 70 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8. The bonus is an incentive for you not to utilize this GMWB (take withdrawals) during a limited period of time, subject to conditions and limitations, allowing the GWB and GAWA to increase (even in a down market relative to your Contract Value allocated to any Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  The bonus is a percentage of a sum called the Bonus Base (defined below).  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 8% (7% if this endorsement was added before October 11, 2010) and is based on a sum that may vary after this GMWB is added to the Contract (the “Bonus Base”), as described immediately below.

●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium net of any applicable Premium taxes, plus (for a GMWB issued on or after October 11, 2010) any Contract Enhancement).
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The Bonus is available for a limited time (the “Bonus Period”). The Bonus Period begins on the effective date of this GMWB endorsement and will re-start at the time of a Bonus Base step-up if the Bonus Base increases due to the step-up and if the step-up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday. The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following the effective date of the endorsement or the most recent Bonus Base step-up, if later; or
●	The date the Contract Value is zero.
○
The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start at a later date if the Bonus Base increases due to a step-up. Such a restart, however, will not reinstate any bonus that would have been credited on any date that was not within a Bonus Period.

This GWB Bonus provision is terminated when this GMWB is terminated or if this GMWB is continued through Spousal continuation of a Contract and the surviving spouse is not a Covered Life. If the surviving spouse is a Covered Life, spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

●	The GWB is recalculated, increasing by 8% (7% if this endorsement was added before October 11, 2010) of the Bonus Base.
●	If the Bonus is applied after the first withdrawal, the GAWA is recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, BDB, 200% GWB Adjustment, 400% GWB Adjustment, or GMWB death benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets (“Jackson Select Protector GMWB”).

This is a Guaranteed Minimum Withdrawal Benefit (GMWB) that guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner (or, in the case of joint Owners, until the death of the first Owner to die) regardless of the performance of the underlying investment options. This benefit may be appropriate for those individuals who are looking for the combination of withdrawal benefit and death benefit available under this GMWB and who are not averse to allowing Jackson to transfer assets between investment options, on a formulaic basis, in order to protect its risk.

The following description of this GMWB is supplemented by the examples in Appendix E, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups, and example 12 for transfer of assets.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

●	The Owner's life (the “For Life Guarantee”) if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the first Owner to die with joint Owners.  There are also other GMWB options for joint Owners that are spouses, as described elsewhere in this prospectus.

For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective when this GMWB is added to the Contract.
So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event the Contract Value is reduced to zero.
Or
●
If the For Life Guarantee is not in effect, until the earlier of (1) the death of the Owner (or any joint Owner) or (2) all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals (as explained below).
Because of the For Life Guarantee, your withdrawals could amount to more than the GWB.  But PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 55 to 80 years old (proof of age is required) and may be added to a Contract on the Issue Date (or, for Contracts issued on or after September 28, 2009 with an application revision date of 09/09 or later, on any Contract Anniversary).  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  The Owner may terminate this GMWB on any Contract Anniversary but a request for termination and any election of a new GMWB, as may be made available, must be received in writing in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB may also be terminated by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  This GMWB is also not available on a Contract that has another GMWB (only one GMWB per Contract) or Guaranteed Minimum Income Benefit (GMIB), or the Guaranteed Minimum Accumulation Benefit (GMAB).  Subject to availability, this GMWB may be elected after the GMAB has terminated.  Availability of this GMWB may be subject to further limitation.

We allow ownership changes of a Contract with this GMWB (i) from an Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant, provided these changes are not taxable events under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce.  For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change will result in termination of the GMWB. Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.   Please see “ Election ” and “ Withdrawals ” below for more information about the GWB and GAWA.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

On the Contract Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement.
Election After Issue, subject to availability −
The GWB equals the Contract Value.

The endorsement will be effective on the Contract Anniversary following receipt of the request in Good Order.

Requests must be received within the 30 calendar days prior to the Contract Anniversary.

The GAWA is determined based on the Owner's (or oldest joint Owner's) attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The For Life Guarantee becomes effective on the Contract Issue Date, or the effective date of the endorsement.

Under the calculation of the GWB, Contract Enhancements are reflected in the GWB at issue, and as part of Contract Value after issue.  Potential recapture charges are not reflected either at issue or after issue in the GWB calculation.

The GWB can never be more than $5 million (including upon step-up) and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's (or any joint Owner's) death, the For Life Guarantee is void.  However, this GMWB may be continued by a spousal Beneficiary without the For Life Guarantee.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
55 – 74	5%
75 – 84	6%
85+	7%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available), subject to a minimum GAWA percentage of 4% and a maximum GAWA percentage of 8%. We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) If you are purchasing a new Contract, when we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 238).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 70, for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable.  The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not effective and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, asset allocation fees, recapture charges and other charges or adjustments.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a “step-up”).  The manner in which the highest quarterly Contract Value is determined is discussed in detail further below.  (See Examples 6 and 7 in Appendix E.)

With a step-up –	The GWB equals the highest quarterly Contract Value (subject to a $5 million maximum).
If the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

In addition to the above-described increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  Whether there will be any such increase in the GAWA percentage will depend on a value called the Benefit Determination Baseline (BDB).

The initial BDB equals (a) the initial Premium, net of any applicable Premium taxes, plus any Contract Enhancement, if this GMWB is elected at Contract issue or (b) the Contract Value on the Contract Anniversary on which the GMWB is effective, if elected after Contract issue (subject to availability).  In the event that the highest quarterly Contract Value is greater than the BDB on a step-up, the BDB is increased to equal that highest quarterly Contract Value.  Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium, net of any applicable Premium taxes, plus any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

Upon step-up, if the highest quarterly Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the attained age of the Owner (or oldest joint Owner).  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the Owner is age 76, a step-up occurs and the highest quarterly Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

If the highest quarterly Contract Value is not greater than the BDB prior to a step-up, the BDB does not change, and the GAWA percentage also remains unchanged regardless of whether an age band has been crossed.

In addition to any increase in the GWB described above, if the highest quarterly Contract Value is greater than the BDB prior to the step-up, then the BDB is set to equal the highest quarterly Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the Owner:

●      If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.

●      The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.

If the GAWA percentage is reset, the GAWA will be set to equal the greater of (a) the new GAWA percentage times the then current GWB (as adjusted by any increase therein that occurs pursuant to the same step-up) or (b) the GAWA as in effect prior to the step-up.

Regardless of when a GMWB is issued, the highest quarterly Contract Value equals the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined.  The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus any Contract Enhancement, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.  When determining the quarterly adjusted Contract Value on a Contract Anniversary, the quarterly adjusted Contract Value will be determined prior to any automatic transfer, as required under this GMWB's Transfer of Assets provision (see below), occurring on the Contract Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the current	The quarterly adjusted Contract Value is equal to the greater of:
Contract Year, is less than or equal to the greater of the GAWA or RMD, as	●	The quarterly adjusted Contract Value before the withdrawal less the withdrawal; Or
applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the current	The quarterly adjusted Contract Value is equal to the greater of:
Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and highest quarterly Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the highest quarterly Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to a maximum charge of 2.34%.  You will be notified of a GMWB Charge increase 45 days prior to the Contract Anniversary and may elect to discontinue the automatic step-ups of the GWB.  Such election must be received in Good Order prior to the Contract Anniversary.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA; so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary.

The GWB can never be more than $5 million with a step-up. However, the BDB is not subject to a $5 million maximum.  Therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum, because automatic step-ups of the BDB would continue to occur if the highest quarterly Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the highest quarterly Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the new GAWA percentage for the Owner’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Select Protector Death Benefit.  Upon the death of the Owner (or death of any joint Owner) while the Contract is still in force, the Contract's death benefit payable is guaranteed not to be less than the Select Protector Death Benefit.  On the effective date of this GMWB endorsement, the Select Protector Death Benefit is equal to the GWB.  With each subsequent Premium received after this endorsement is effective, the Select Protector Death Benefit is recalculated to equal the Select Protector Death Benefit prior to the Premium plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5 million.

Partial withdrawals will affect the Select Protector Death Benefit as follows:

When a withdrawal, plus all prior withdrawals in the current	The Select Protector Death Benefit is equal to the greater of:
Contract Year, is less than or equal to the greater of the GAWA or RMD, as	●	The Select Protector Death Benefit before the withdrawal less the withdrawal; Or
applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the current	The Select Protector Death Benefit is equal to the greater of:
Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The Select Protector Death Benefit prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

The Select Protector Death Benefit is not adjusted upon step-up.  The Select Protector Death Benefit will terminate on the date the Contract Value is zero and no death benefit will be payable, including this Contract's basic death benefit or any optional death benefit (i.e., the Earnings Protection Benefit, the High Quarterly Anniversary Value Death Benefit, etc.).  The Select Protector Death Benefit will also terminate and will not be included in any applicable continuation adjustment (the amount by which the death benefit that would have been payable exceeds the Contract Value) should this GMWB be continued through Spousal continuation of a Contract.

Transfer of Assets.  This GMWB requires automatic transfers between your elected Investment Divisions/Fixed Account Option and the GMWB Fixed Account in accordance with the non-discretionary formulas defined in the Transfer of Assets Methodology found in Appendix F.  The formulas are generally designed to mitigate the financial risks to which we are subjected by providing this GMWB's guarantees.  By electing this GMWB, you are giving control to us of almost all or a portion of your Contract Value.  By way of the non-discretionary formulas, we determine whether to make a transfer and the amount of any transfer.

Under this automatic transfer provision, we monitor your Contract Value each Contract Monthly Anniversary and, if necessary, systematically transfer amounts between your elected Investment Divisions/Fixed Account Option and the GMWB Fixed Account.  Amounts transferred to the GMWB Fixed Account will be transferred from each Investment Division/Fixed Account Option in proportion to their current value. Please be aware, however, that the 3, 5 and 7-year Fixed Account Options are not available on Contracts that elect this benefit.  Transfers to the GMWB Fixed Account from the 1-year Fixed Account Option are not subject to an Excess Interest Adjustment.

Generally, automatic transfers to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Option will occur when your Contract Value declines due to withdrawals or negative investment returns.  However, there may be an automatic transfer to the GMWB Fixed Account even when you experience positive investment returns if your Contract Value does not sufficiently increase relative to the projected value of the benefits, as reflected in the use of the GAWA and annuity factors in the Liability calculation under the Transfer of Assets Methodology (see Appendix F for the Liability formula, the calculation of which is designed to represent the projected value of this GMWB's benefits).  In other words, any increase in the GAWA (due to, for example, a Premium payment or a step-up) may also cause an automatic transfer to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Option.

For an example of how this Transfer of Assets provision and the non-discretionary formulas work, let us assume that, on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000 and your Fixed Account Contract Value is $5,000.  Your Liability would then be $91,560, which is your GAWA multiplied by your annuity factor.  Using the Liability amount, a ratio is then calculated that determines whether a transfer is necessary.  Generally, if the ratio is lower than 77%, funds will be transferred from the GMWB Fixed Account.  If the ratio is more than 83%, then funds are transferred to the GMWB Fixed Account.

In this example, the ratio is 91.56%, which is the Liability amount ($91,560) minus any GMWB Fixed Account Contract Value ($0), then divided by the sum of the Separate Account Contract Value ($95,000) and the Fixed Account Contract Value ($5,000).  Since the ratio is more than the 83%, funds are transferred to the GMWB Fixed Account from the Investment Divisions and the Fixed Account.

Regarding the amount to be transferred when the ratio is above 83%, the amount is determined by taking the lesser of (a) the Separate Account Value plus the Fixed Account Contract Value; or (b) the Liability amount minus the GMWB Fixed Account Contract Value, less 80% of the Separate Account Value and the Fixed Account Contract Value, divided by 20% (1-80%).  Applying this calculation to our example, (a) would be $100,000 [$95,000 + $5,000] and (b) would be $57,800 [($91,560 - $0 - 0.80*($95,000 + $5,000)) / (1 - .80)] (so the lesser of the two) and, therefore, the amount transferred to the GMWB Fixed Account is $57,800.

To determine how much of the $57,800 transfer is taken from the Fixed Account and how much from the Investment Divisions, we multiply the transfer amount by the proportion of the Contract Value in each the Fixed Account and the Investment Divisions before the transfer.  That is, of the $100,000 total Contract Value in our example, 5% of it was in the Fixed Account ($5,000 /$100,000) and 95% of it was in the Investment Divisions ($95,000/$100,000); therefore, $2,890 ($57,800 multiplied by 5%) is transferred from the Fixed Account to the GMWB Fixed Account and $54,910 ($57,800 multiplied by 95%) is transferred from the Investment Divisions to the GMWB Fixed Account.  After the transfer in this example, the GMWB Fixed Account Contract Value is $57,800, the Separate Account Contract Value is $40,090 and the Fixed Account Contract Value is $2,110.

If any transfer indicated by the above procedure would result in the GMWB Fixed Account Value exceeding 90% of the Contract Value, then the actual transfer will be such that exactly 90% of the Contract Value is allocated to the GMWB Fixed Account.  Otherwise, the indicated transfer will be the actual transfer.  For more information regarding the example above and to see this Transfer of Assets Provision applied using other assumptions, please see Example 12 in Appendix E.  Please also see the Transfer of Assets Methodology in Appendix F, which contains the non-discretionary formulas.

Converse to the above example, automatic transfers from the GMWB Fixed Account into your elected Investment Divisions/Fixed Account Option will occur when you experience sufficient positive investment returns such that your Contract Value increases sufficiently relative to the Liability amount. Using the formulas in the above example, this would occur when the calculated ratio is less than 77%. For an example using assumptions that result in a ratio less than 77%, please see Example 12b in Appendix E.

By electing this GMWB, it is possible that a significant amount of your Contract Value – possibly 90% of your entire Contract Value – may be transferred to the GMWB Fixed Account.  It is also possible that amounts in the GMWB Fixed Account will never be transferred back to your elected Investment Divisions/Fixed Account Option.  If any of your Contract Value is automatically transferred to and held in the GMWB Fixed Account, less of your Contract Value may be allocated to the Investment Divisions, which will limit your participation in any market gains and limit the potential for any step-ups and increases in your GAWA.  If you are uncomfortable with the possibility of some or almost all of your Contract Value being automatically moved into the GMWB Fixed Account, this particular GMWB may not be appropriate for you.

Amounts transferred from the GMWB Fixed Account will be allocated to the Investment Divisions and Fixed Account Option according to your most recent allocation instructions on file with us.  The automatic transfers under this Transfer of Assets provision will not count against the 15 free transfers in a Contract Year.  No adjustment will be made to the GWB, GAWA, BDB,  or Select Protector Death Benefit as a result of these transfers.  You will receive a confirmation statement reflecting the automatic transfer of any Contract Value to and from the GMWB Fixed Account.

Once you purchase your Contract, the non-discretionary formulas are fixed and not subject to change.  However, we reserve the right to change the formulas for Contracts issued in the future.

Guaranteed Minimum Withdrawal Benefit Fixed Account.  A certain percentage of the value in your Contract, as explained above, may be allocated to the GMWB Fixed Account in accordance with non-discretionary formulas.  You may not allocate additional monies to the GMWB Fixed Account.  The Contract Value in the GMWB Fixed Account is credited with a specific interest rate.  The interest rate initially declared for each transfer to the GMWB Fixed Account will remain in effect for a period of not less than one year.  GMWB Fixed Account interest rates for subsequent periods may be higher or lower than the rates previously declared.  The interest rate is credited daily to the Contract Value in the GMWB Fixed Account and the rate may vary by state but will never be less than the Fixed Account minimum interest rate applicable to the Contract, as discussed under “THE FIXED ACCOUNT AND THE GMWB FIXED ACCOUNT” beginning on page 22.  Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMWB Fixed Account interest rate for your state.  Our contact information is on the cover page of this prospectus.

Contract charges deducted from the Fixed Account and Investment Divisions are also deducted from the GMWB Fixed Account in accordance with your Contract's provisions.  The deduction of charges may cause an automatic transfer under the Transfer of Assets provision. DCA, DCA+, Earnings Sweep and Automatic Rebalancing are not available to or from the GMWB Fixed Account.  There is no Excess Interest Adjustment on transfers, withdrawals or deductions from the GMWB Fixed Account.  Transfers to and from the GMWB Fixed Account are automatic; you may not choose to transfer amounts to and from the GMWB Fixed Account.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  If you die, all rights under your Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable, including the Select Protector Death Benefit and the Earnings Protection Benefit.

Spousal Continuation.  In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

●
Continue the Contract with this GMWB – so long as the Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	○	Upon the Owner's death, the For Life Guarantee is void.
	○	Only the GWB is payable while there is value to it (until depleted).
	○	The Select Protector Death Benefit is void and will not be included in the continuation adjustment.
	○	Step-ups will continue as permitted; otherwise, the above rules for step-ups apply, except that no new GAWA percentage will be determined as a result of any step-up subsequent to spousal continuation.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
	○	The Liability factors for the transfer of assets formulas (see Appendix F) will continue to be based on the original Owner’s (or oldest joint Owner’s) attained age (as if that person had survived).
	○	If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of death.
○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to the “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

	○	The spousal Beneficiary may terminate the GMWB on any subsequent Contract Anniversary.
●	Continue the Contract without this GMWB (GMWB is terminated). Thereafter, no GMWB charge will be assessed.
	○	The Select Protector Death Benefit will be included in the calculation of the continuation adjustment.
	○	The GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Option based on the current Premium allocation for the Contract.
●
Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – if the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 233.

Termination.  This GMWB terminates subject to a prorated GMWB Charge, when applicable, assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Contract Anniversary following the Company's receipt of the Owner's written request for termination in Good Order if the request is made within 30 calendar days prior to the Contract Anniversary;
●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
●	Conversion of this GMWB (if conversion is permitted);
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

If this GMWB is terminated and the Contract remains in force, the GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Option based on the current Premium allocation for the Contract.

Annuitization.

Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of the joint Owner who dies first).  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 71 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net”).

This Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner (or, in the case of joint Owners, until the death of the first Owner to die) regardless of the performance of the underlying investment options, subject to the conditions described below.  This benefit may be appropriate for those individuals who are looking for a number of features, within a GMWB, that may offer a higher level of guarantee and who are seeking greater access to earnings to provide more income when the Contract performs well, without negatively impacting the guarantees.  By allowing the Owner to add earnings to the amount of otherwise permissible withdrawals, referred to below as the Earnings-Sensitive Adjustment, he or she has the potential to take greater withdrawals and to receive the same after-tax withdrawal amount every Contract Year (assuming a 40% tax rate).

The following descriptions of this GMWB's features are supplemented by a basic example below and the examples in Appendix G under section “I.  LifeGuard Freedom 6 Net”.  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.  Please consult the representative who is helping you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB guarantees withdrawals during the Contract's accumulation phase (i.e., before the Income Date), subject to the following:

●	This guarantee lasts for the duration of the Owner's life (the “For Life Guarantee”) if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the single Owner or the first Owner to die if there are joint Owners.  There are also other GMWB options for joint Owners that are spouses, as described below.

For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2.  If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.
If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero. (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

●
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of death of the Owner (or any joint Owner) or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the Owner's death, a spousal Beneficiary may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the Owner's death may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) or, for certain tax-qualified Contracts, the required minimum distribution (RMD), plus the Earnings-Sensitive Adjustments during a Contract Year, if any.   Please see “ Withdrawals ” below for more information about the GAWA and Earnings-Sensitive Adjustments.   The withdrawals that exceed the limit are referred to as "Excess Withdrawals", as further described below, while those that do not exceed the limit are referred to as “permissible withdrawals” or “permissible amounts.”

This GMWB is available to Owners 35 to 80 years old (45 to 80 years old for GMWBs issued before December 12, 2011) (proof of age is required); may be added to a Contract on the Issue Date (or, for Contracts issued on or after September 28, 2009 with an application revision date of 09/09 or later, on any Contract Anniversary); and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.   We allow ownership changes of a Contract with this GMWB (i) from an individual Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant.  However, we do not allow these Ownership changes if they are a taxable event under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce. For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change will result in termination of the GMWB.  Otherwise, ownership changes are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus (for endorsements issued on or after April 30, 2012) any Contract Enhancement.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –
The GWB equals Contract Value, minus (for endorsements issued before April 30, 2012) any recapture charges that would be assessed on a full withdrawal.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

For endorsements issued before April 30, 2012, Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB was added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB.  The result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1a in Appendix G under section “I.  LifeGuard Freedom 6 Net”.)  For endorsements issued on or after April 30, 2012, please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.  (See example 2 in Appendix H under “I. LifeGuard Freedom 6 Net”.)

The GWB can never be more than $5 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional GAWA% Table for an additional charge (see “For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 53).  The Optional GAWA% Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group,  depending on whether you elected the Optional GAWA% Table, are as follows:

For Endorsements Issued On Or After April 30, 2012:

Ages	Base GAWA% Table	Optional GAWA% Table
35 – 64	[ ]%	[ ]%
65 – 74	[ ]%	[ ]%
75 – 80	[ ]%	[ ]%
81+	[ ]%	[ ]%

For Endorsements Issued Before April 30, 2012:

Ages	GAWA Percentage
35* – 64	4%
65 – 74	5%
75 – 80	6%
81+	7%

*45 is the minimum issue age for endorsements issued before December 12, 2011.

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available), subject to a minimum GAWA percentage of 2.75% (3% for the Optional GAWA% Table) and a maximum GAWA percentage of 7.75% (8% for the Optional GAWA% Table).  We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) If you are purchasing a new Contract, when we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 238).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or, for certain tax-qualified Contracts only, the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (Example 14 in Appendix G under section “I.  LifeGuard Freedom 6 Net” demonstrates how withdrawals affect this GMWB's guaranteed values).  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

(RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.  For certain tax-qualified Contracts, this GMWB allows withdrawals greater than the GAWA plus the Earnings-Sensitive Adjustments during that Contract Year, if any, to meet the Contract's RMD (when the RMD is higher than the GAWA) without compromising the endorsement's guarantees. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 70, for more information.)

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the	●	The GWB before the withdrawal less the withdrawal; Or
greater of the GAWA or RMD, plus the Earnings- Sensitive	●	Zero.
Adjustments during that Contract Year, if any –	The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any. The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, if any, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 14c in Appendix G under section “I.  LifeGuard Freedom 6 Net”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, plus the Earnings-Sensitive Adjustments, if any, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if	●
The GWB prior to the withdrawal, first reduced dollar-for-dollar for any portion of the withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

any –	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current withdrawal, or

●
The amount by which the cumulative withdrawals for the current Contract Year (including the current withdrawal) exceeds the greater of the GAWA or the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.

How the Earnings-Sensitive Adjustment works:  As previously stated, the Earnings-Sensitive Adjustment is an amount that the Owner may be allowed to withdraw each Contract Year in addition to the GAWA while keeping the guarantees of this GMWB fully effective.  An Earnings-Sensitive Adjustment calculation is done for each withdrawal taken and the amount, if any, depends on the withdrawal amount and the GMWB Earnings at the time of the withdrawal.  A withdrawal under the Contract that includes an Earnings-Sensitive Adjustment will reduce Contract Value and other values in the same manner as any other withdrawal.

When determining the amount of permissible withdrawals, the formula for this GMWB takes into account two additional factors in computing the Earnings-Sensitive Adjustment (the additional permissible amount attributable to earnings) after all the other standard values such as the GAWA and GWB used in all GMWB endorsements are determined.  The Guaranteed Withdrawal Balance Adjustment is also determined in the same manner without any special computational factors.  Thus, this GMWB is similar to all other GMWBs except with regard to calculating the amount of permissible withdrawals.

The first concept used is the Maximum Eligible Withdrawal Amount Remaining (MEWAR), which is the maximum withdrawal amount (before the application of any Earnings-Sensitive Adjustment) that is eligible for the Earnings-Sensitive Adjustment at a given time.  At any time, the MEWAR is the greater of:

1.	Zero; or

2.	The amount equal to:

a.	the amount of previous Earnings-Sensitive Adjustments in the current Contract Year; plus,

b.	the greater of the GAWA or the RMD; less

c.	all withdrawals previously made in the current Contract Year, including Earnings-Sensitive Adjustments.

The second concept relates to determining what the eligible earnings (GMWB Earnings) were. This involves a calculation that provides that at any time, GMWB Earnings are the greater of:

1.	Zero; or

2.	The Contract Value minus the GMWB Earnings Determination Baseline.

The GMWB Earnings Determination Baseline is determined as follows:  The GMWB Earnings Determination Baseline is equal to the Premium, net of any applicable Premium taxes, if elected at issue, or Contract Value less any recapture charges that would be assessed on a full withdrawal, if elected on a Contract Anniversary (subject to availability).

With each subsequent Premium received after the Contract Issue Date, the GMWB Earnings Determination Baseline is recalculated to equal the GMWB Earnings Determination Baseline prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes.
With each withdrawal, the GMWB Earnings Determination Baseline is recalculated to equal the greater of:

1.	Zero; or

2.	GMWB Earnings Determination Baseline prior to the withdrawal less the greater of:

a. the withdrawal amount less the GMWB Earnings at the time of the withdrawal; or

b. zero.

In determining the GMWB Earnings and the GMWB Earnings Determination Baseline, the formulas utilize the greater of zero, which serves to limit negative earnings results from affecting the calculations.

Withdrawals exceeding the permissible amount do not invalidate the For Life Guarantee if the Contract Value remains greater than zero, but cause the GWB and GAWA to be recalculated.

Earnings-Sensitive Adjustment as applied:

If the For Life Guarantee is in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of the withdrawal; or

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment.

If the For Life Guarantee is not in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of withdrawal;

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment; or

3. The greater of:

a.	zero; or

b.	the GWB less the MEWAR.

Example:  For an example of a contract that makes basic simple assumptions to show how this Earnings-Sensitive Adjustment provision and its various components (i.e., GMWB Earnings, MEWAR, GMWB Earnings Determination Baseline, etc.) work, assume that you request the maximum permissible withdrawal, including an Earnings Sensitive Adjustment, if any.  At the time of your withdrawal request, also assume that:

• You are age 65	• You have a non-qualified Contract (so there is no applicable RMD)
• Your initial Premium payment was $100,000	• You have not made any additional Premium payments or any
• The For Life Guarantee is in effect	withdrawals in the prior Contract Years or the current Contract Year
• Your GWB is $100,000	• Your GAWA percentage is 5%
• Your GAWA is $5,000	• Your Contract Value is $108,000

Your GMWB Earnings Determination Baseline prior to the withdrawal is equal to your initial sole Premium payment of  $100,000.  Since you have not taken other withdrawals and, therefore, there have been no previous Earnings-Sensitive Adjustments during the current Contract Year, the MEWAR is $5,000 (which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year ($0) plus the GAWA ($5,000) less all partial withdrawals thus far in the current Contract year ($0)) ($0 + $5,000 - $0 = $5,000).  As there have been no previous withdrawals taken in the current Contract Year, the MEWAR in this example equals the GAWA.

Your GMWB Earnings in this example are equal to $8,000, which is the greater of: zero, or your Contract Value less your GMWB Earnings Determination Baseline ($108,000 - $100,000 = $8,000).  The Earnings-Sensitive Adjustment is equal to $3,200, which is the lesser of two amounts: $3,200, which is equal to 40% of the GMWB Earnings (0.40 * $8,000 = $3,200); and $3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).  The total withdrawal amount requested in this example, therefore, is $8,200, which is the GAWA plus the Earnings-Sensitive Adjustment ($5,000 + $3,200 = $8,200).

Going forward adjustments are made to your various GMWB values and demonstrated by using the same assumptions as this example. Your Contract Value after the withdrawal is equal to $99,800, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($108,000 - $8,200 = $99,800).  Your GMWB Earnings Determination Baseline after the withdrawal is also equal to $99,800, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the greater of: the withdrawal amount in excess of the GMWB Earnings ($8,200 - $8,000 = $200), or zero.  Your MEWAR after the withdrawal is equal to $0, which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all withdrawals thus far in the current Contract Year ($3,200 + $5,000 - $8,200 = 0).  Your GWB after the withdrawal is equal to $91,800, which is the GWB before the withdrawal less the total withdrawal ($100,000 - $8,200 = $91,800).
Since the total withdrawals for the year do not exceed the GAWA ($5,000) plus the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200), no proportional reduction applies to your GWB for this withdrawal.  In addition, since the total withdrawals for the year do not exceed the GAWA ($5,000) plus the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200), your GAWA is unchanged after the withdrawal.

For more examples showing how the Earnings-Sensitive Adjustment provision works, including an example involving an Excess Withdrawal, please see Example 14 in Appendix G under section “I.  LifeGuard Freedom 6 Net”.

More on Withdrawals:  Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 22.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or Excess Withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the amount of the Premium payment, net of any applicable Premium taxes, plus (for endorsements issued on or after April 30, 2012) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Examples 4 and 5 in Appendix G under section “I.  LifeGuard Freedom 6 Net”.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus (for endorsements issued on or after April 30, 2012) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Examples 4 and 5 in Appendix G under section “I.  LifeGuard Freedom 6 Net”.)

If no withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment.  No adjustments are made to the Bonus Base, the GMWB Earnings Determination Baseline or the Benefit Determination Baseline (explained below under “ Step-up ” ).  Once the GWB is re-set, this GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value.  (Please see example 13 in Appendix G under section “I.  LifeGuard Freedom 6 Net” for an illustration of this 200% GWB adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus (for endorsements issued on or after April 30, 2012) any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
●
The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) (for endorsements issued on or after April 30, 2012) any Contract Enhancement; Or

● The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Examples 4b and 5b in Appendix G under section “I.  LifeGuard Freedom 6 Net” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value (a “step-up”). (See Examples 8 and 9 in Appendix G under section “I.  LifeGuard Freedom 6 Net”.)

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  If elected at issue, the BDB equals initial Premium net of any applicable Premium taxes, plus (for endorsements issued on or after April 30, 2012) any Contract Enhancements.  If elected after issue (subject to availability), the BDB equals Contract Value less (for endorsements issued before April 30, 2012) any recapture charges that would be assessed on a full withdrawal.

Upon step-up, if the Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the Owner's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume an Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the Owner is age 76, a step-up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus (for endorsements issued on or after April 30, 2012), any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value (subject to a $5 million maximum).

If the Contract Value is greater than the BDB prior to the step-up, then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the Owner.

	●	If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.
	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when continuing withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary (5th Contract Anniversary for endorsements issued before April 30, 2012) following the effective date of this GMWB, the GMWB charge may be increased, subject to the applicable maximum annual charge. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The GWB can never be more than $5 million with a step-up. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the Owner’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  The For Life Guarantee will remain in effect if the Contract Value is reduced to zero by adverse investment performance or permissible withdrawals, but will terminate if reduced to zero by an Excess Withdrawal.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  If you die, all rights under your Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation.  In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	○	Upon the Owner's death, the For Life Guarantee is void.
	○	Only the GWB is payable while there is value to it (until depleted).
	○	The GWB adjustment provision is void.
	○	Step-ups will continue as permitted in accordance with the step-up rules above.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
○
If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the original Owner's (or oldest joint Owner's) attained age on the continuation date.  The GAWA percentage will not change on future step-ups, even if the Contract Value exceeds the BDB.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

●	Continue the Contract without this GMWB (GMWB is terminated).
●
Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – if the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 233.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first).  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 70 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix G under section “I.  LifeGuard Freedom 6 Net”, particularly example 10 under.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 6% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●
With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus (for endorsements issued on or after April 30, 2012) any Contract Enhancement.
.

●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

●	The GWB is recalculated, increasing by 6% of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the Owner’s (if Joint Owners, the oldest Owner’s) 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2011. At that time, the bonus period is scheduled to expire on December 1, 2021 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2014), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2024. Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2026 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2026, and would be scheduled to expire on December 1, 2036. (Please also see Examples 8 and 9 in Appendix G under section “I. LifeGuard Freedom 6 Net” for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net With Joint Option”).

This Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner and the Owner's spouse regardless of the performance of the underlying investment options, subject to the conditions described below.  This benefit may be appropriate for those individuals who are looking for a number of features, within a GMWB, that may offer a higher level of guarantee and who are seeking greater access to earnings to provide more income when the Contract performs well, without negatively impacting the guarantees.  By allowing the Owner and the Owner's spouse to add earnings to the amount of otherwise permissible withdrawals, referred to below as the Earnings-Sensitive Adjustment, he or she has the potential to take greater withdrawals and to receive the same after-tax withdrawal amount every Contract Year (assuming a 40% tax rate).

The following descriptions of this GMWB's features are supplemented by a basic example below and the examples in Appendix G under section “I.  LifeGuard Freedom 6 Net”.  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.  Please consult the representative who is helping you purchase your Contract to be sure that this GMWB ultimately suits your needs.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a “Covered Life.”

The Owners cannot be subsequently changed (except in the limited circumstances discussed below), and new Owners cannot be added.  Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries.  The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.  We will allow changes (a) from joint individual ownership of non-qualified Contracts to ownership by the types of legal entities that we permit or (b) changes of ownership from such a legal entity to the Annuitants or to another such legal entity; however, we do not allow these ownership changes if they are a taxable event under the Code, and no changes of Annuitant subsequent to any such change are allowed.  For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change, will result in termination of the GMWB.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person.  Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code).  The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

In certain circumstances we may permit the elimination of a joint Owner Covered Life or primary spousal Beneficiary Covered Life in the event of divorce.  In such cases, new Covered Lives may not be named.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living.  If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life.  Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

This GMWB is also available on a limited basis under Qualified Custodial Account Contracts, pursuant to which the Annuitant and a Contingent Annuitant named at election of the GMWB must be spouses and will be the Covered Lives.  For endorsements issued on or after April 30, 2012, the only changes in these arrangements that we permit are that (i) the custodial owner may be changed or (ii) the ownership of the Contract may be transferred to the Annuitant if, at the same time as that transfer, the Contingent Annuitant is designated as the primary (spousal) Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees withdrawals during the Contract's accumulation phase (i.e., before the Income Date), subject to the following:

●	This guarantee lasts for the duration of the life of the last surviving Covered Life (the "For Life Guarantee") if the For Life Guarantee is in effect;

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 1/2.  If the youngest Covered Life is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero.  (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

●
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of the death of the last surviving Covered Life or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the last surviving Covered Life's death, a spousal Beneficiary who is not a Covered Life may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the death of the last surviving Covered Life may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) or, for certain tax-qualified Contracts, the required minimum distribution (RMD), plus the Earnings-Sensitive Adjustments during a Contract Year, if any.   Please see “ Withdrawals ” below for more information about the GAWA and Earnings-Sensitive Adjustments.   The withdrawals that exceed the limit are referred to as "Excess Withdrawals", as further described below, while those that do not exceed the limit are referred to as “permissible withdrawals” or “permissible amounts.”

This GMWB is available to Covered Lives 35 to 80 years old (45 to 80 years old for GMWBs issued before December 12, 2011) (proof of age is required and both Covered Lives must be within the eligible age range).  This GMWB may be added to a Contract on the Issue Date (or, for Contracts issued on or after September 28, 2009 with an application revision date of 09/09 or later, on any Contract Anniversary), and cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation.  Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).

Availability of this GMWB may be subject to further limitation.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus (for endorsements issued on or after April 30, 2012) any Contract Enhancement.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –
The GWB equals Contract Value, minus (for endorsements issued before April 30, 2012) any recapture charges that would be assessed on a full withdrawal.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

For endorsements issued before April 30, 2012, Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB was added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB.  The result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix G under section “I.  LifeGuard Freedom 6 Net”.)  For endorsements issued on or after April 30, 2012, please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.  (See Example 2 in Appendix G under “I. LifeGuard Freedom 6 Net”.)

The GWB can never be more than $5 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life.  However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the withdrawal.  The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal.  (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional GAWA% Table for an additional charge (see “Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 54).  The Optional GAWA% Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group,  depending on whether you elected the Optional GAWA% Table, are as follows:

For Endorsements Issued On Or After April 30, 2012:

Ages	Base GAWA% Table	Optional GAWA% Table
35 – 64	[ ]%	[ ]%
65 – 74	[ ]%	[ ]%
75 – 80	[ ]%	[ ]%
81+	[ ]%	[ ]%

For Endorsements Issued Before April 30, 2012:

Ages	GAWA Percentage
35* – 64	4%
65 – 74	5%
75 – 80	6%
81+	7%

*45 is the minimum issue age for endorsements issued before December 12, 2011.

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available), subject to a minimum GAWA percentage of 2.75% (3% for the Optional GAWA% Table) and a maximum GAWA percentage of 7.75% (8% for the Optional GAWA% Table).  We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) If you are purchasing a new Contract, when we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 238).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or, for certain tax-qualified Contracts only, the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (Example 14 in Appendix G under section “I.  LifeGuard Freedom 6 Net” demonstrates how withdrawals affect this GMWB's guaranteed values).  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

(RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.  For certain tax-qualified Contracts, this GMWB allows withdrawals greater than the GAWA plus the Earnings-Sensitive Adjustments during that Contract Year, if any, to meet the Contract's RMD (when the RMD is higher than the GAWA) without compromising the endorsement's guarantees.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 70, for more information.)

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, plus the Earnings-Sensitive	●	Zero.
Adjustments during that Contract Year, if any –	The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.  The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, if any, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 14c in Appendix G under section “I.  LifeGuard Freedom 6 Net”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, if any in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that	●
The GWB prior to the withdrawal, first reduced dollar-for-dollar for any portion of the withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

Contract Year, if any –	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current withdrawal, or

●
The amount by which the cumulative withdrawals for the current Contract Year (including the current withdrawal) exceeds the greater of the GAWA or the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.

How the Earnings-Sensitive Adjustment works:  As previously stated, the Earnings-Sensitive Adjustment is an amount that the Owner may be allowed to withdraw each Contract Year in addition to the GAWA while keeping the guarantees of this GMWB fully effective.  An Earnings-Sensitive Adjustment calculation is done for each withdrawal taken and the amount, if any, depends on the withdrawal amount and the GMWB Earnings at the time of the withdrawal.  A withdrawal under the Contract that includes an Earnings-Sensitive Adjustment will reduce Contract Value and other values in the same manner as any other withdrawal.

When determining the amount of permissible withdrawals, the formula for this GMWB takes into account two additional factors in computing the Earnings-Sensitive Adjustment (the additional permissible amount attributable to earnings) after all the other standard values such as the GAWA and GWB used in all GMWB endorsements are determined.  The Guaranteed Withdrawal Balance Adjustment is also determined in the same manner without any special computational factors.  Thus, this GMWB is similar to all other GMWBs except with regard to calculating the amount of permissible withdrawals.

The first concept used is the Maximum Eligible Withdrawal Amount Remaining (MEWAR), which is the maximum withdrawal amount (before the application of any Earnings-Sensitive Adjustment) that is eligible for the Earnings-Sensitive Adjustment at a given time.  At any time, the MEWAR is the greater of:

1.	Zero; or

2.	The amount equal to:

a.	the amount of previous Earnings-Sensitive Adjustments in the current Contract Year; plus,

b.	the greater of the GAWA or the RMD; less

c.	all withdrawals previously made in the current Contract Year, including Earnings-Sensitive Adjustments.

The second concept relates to determining what the eligible earnings (GMWB Earnings) were. This involves a calculation that provides that at any time, GMWB Earnings are the greater of:

1.	Zero; or

2.	The Contract Value minus the GMWB Earnings Determination Baseline.

The GMWB Earnings Determination Baseline is determined as follows:  The GMWB Earnings Determination Baseline is equal to the Premium, net of any applicable Premium taxes, if elected at issue, or Contract Value less any recapture charges that would be assessed on a full withdrawal, if elected on a Contract Anniversary (subject to availability).

With each subsequent Premium received after the Contract Issue Date, the GMWB Earnings Determination Baseline is recalculated to equal the GMWB Earnings Determination Baseline prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes.

With each withdrawal, the GMWB Earnings Determination Baseline is recalculated to equal the greater of:

1.	Zero; or

2.	GMWB Earnings Determination Baseline prior to the withdrawal less the greater of:

a. the withdrawal amount less the GMWB Earnings at the time of the withdrawal; or

b. zero.

In determining the GMWB Earnings and the GMWB Earnings Determination Baseline, the formulas utilize the greater of zero, which serves to limit negative earnings results from affecting the calculations.

Withdrawals exceeding the permissible amount do not invalidate the For Life Guarantee if the Contract Value remains greater than zero, but cause the GWB and GAWA to be recalculated.

Earnings-Sensitive Adjustment as applied:

If the For Life Guarantee is in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of the withdrawal; or

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment.

If the For Life Guarantee is not in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of withdrawal;

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment; or

3. The greater of:

a.	zero; or

b.	the GWB less the MEWAR.

Example:  For an example of a contract that makes basic simple assumptions to show how this Earnings-Sensitive Adjustment provision and its various components (i.e., GMWB Earnings, MEWAR, GMWB Earnings Determination Baseline, etc.) work, assume that you request the maximum permissible withdrawal, including an Earnings Sensitive Adjustment, if any.  At the time of your withdrawal request, also assume that:

• You and your spouse are age 65	• You have a non-qualified Contract (so there is no applicable RMD)
• Your initial Premium payment was $100,000	• You have not made any additional Premium payments or any
• The For Life Guarantee is in effect	withdrawals in the prior Contract Years or the current Contract Year
• Your GWB is $100,000	• Your GAWA percentage is 5%
• Your GAWA is $5,000	• Your Contract Value is $108,000

Your GMWB Earnings Determination Baseline prior to the withdrawal is equal to your initial sole Premium payment of  $100,000.  Since you have not taken other withdrawals and, therefore, there have been no previous Earnings-Sensitive Adjustments during the current Contract Year, the MEWAR is $5,000 (which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year ($0) plus the GAWA ($5,000) less all partial withdrawals thus far in the current Contract year ($0)) ($0 + $5,000 - $0 = $5,000).  As there have been no previous withdrawals taken in the current Contract Year, the MEWAR in this example equals the GAWA.

Your GMWB Earnings in this example are equal to $8,000, which is the greater of: zero, or your Contract Value less your GMWB Earnings Determination Baseline ($108,000 - $100,000 = $8,000).  The Earnings-Sensitive Adjustment is equal to $3,200, which is the lesser of two amounts: $3,200, which is equal to 40% of the GMWB Earnings (0.40 * $8,000 = $3,200); and $3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).  The total withdrawal amount requested in this example, therefore, is $8,200, which is the MEWAR plus the Earnings-Sensitive Adjustment ($5,000 + $3,200 = $8,200).

Going forward adjustments are made to your various GMWB values and demonstrated by using the same assumptions as this example. Your Contract Value after the withdrawal is equal to $99,800, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($108,000 - $8,200 = $99,800).  Your GMWB Earnings Determination Baseline after the withdrawal is also equal to $99,800, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the greater of: the withdrawal amount in excess of the GMWB Earnings ($8,200 - $8,000 = $200), or zero.  Your MEWAR after the withdrawal is equal to $0, which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all withdrawals thus far in the current Contract Year ($3,200 + $5,000 - $8,200 = 0).  Your GWB after the withdrawal is equal to $91,800, which is the GWB before the withdrawal less the total withdrawal ($100,000 - $8,200 = $91,800).

Since the total withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200) plus the GAWA ($5,000), no proportional reduction applies to your GWB for this withdrawal.  In addition, since the total withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200) plus the GAWA ($5,000), your GAWA is unchanged after the withdrawal.

For more examples showing how the Earnings-Sensitive Adjustment provision works, including an example involving an Excess Withdrawal, please see Example 14 in Appendix G under section “I.  LifeGuard Freedom 6 Net”.

More on Withdrawals:  Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 22.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.
The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life's 70th birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the amount of the Premium payment, net of any applicable Premium taxes, plus (for endorsements issued on or after April 30, 2012) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Examples 4 and 5 in Appendix G under section “I.  LifeGuard Freedom 6 Net”.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus (for endorsements issued on or after April 30, 2012) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Examples 4 and 5 in Appendix G under section “I.  LifeGuard Freedom 6 Net”.)

If no withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment.  No adjustments are made to the Bonus Base, the GMWB Earnings Determination Baseline or the Benefit Determination Baseline (explained below under “ Step-up ” ).  Once the GWB is re-set, this GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value.  (Please see example 13 in Appendix G under section “I.  LifeGuard Freedom 6 Net” for an illustration of this 200% GWB adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus (for endorsements issued on or after April 30, 2012) any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
●
The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, plus ii) (for endorsements issued on or after April 30, 2012) any Contract Enhancement; Or

● The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Examples 4b and 5b in Appendix G under section “I.  LifeGuard Freedom 6 Net” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value (a “step-up”).  (See Examples 8 and 9 in Appendix G under section “I.  LifeGuard Freedom 6 Net”.)

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  If elected at issue, the BDB equals initial Premium net of any applicable Premium taxes, plus (for endorsements issued on or after April 30, 2012) any Contract Enhancements.  If elected after issue (subject to availability), the BDB equals Contract Value less (for endorsements issued before April 30, 2012) any recapture charges that would be assessed on a full withdrawal.

Upon step-up, if the Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the youngest Covered Life is age 76, a step-up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus (for endorsements issued on or after April 30, 2012) any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value (subject to a $5 million maximum).

If the Contract Value is greater than the BDB prior to the step-up, then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the youngest Covered Life.

	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal Continuation is not a Covered Life.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when continuing withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary (5th Contract Anniversary for endorsements issued before April 30, 2012) following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 3.00%.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The GWB can never be more than $5 million with a step-up.  However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the youngest Covered Life’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.  Please see the information beginning on page 178 regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting this Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount benefit.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  The For Life Guarantee will remain in effect if the Contract Value is reduced to zero by adverse investment performance or permissible withdrawals, but will terminate if reduced to zero by an Excess Withdrawal.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract	The GWB is recalculated, equaling the greater of:
Value is zero –	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  Upon death of the last surviving Covered Life, all rights under the Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation.  In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

○
If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

○
For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee.  The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

○
If the surviving spouse is a Covered Life and a GWB adjustment provision is in force on the continuation date then the provision will continue to apply in accordance with the applicable GWB adjustment provision rules above.  The GWB adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

If the surviving spouse is not a Covered Life, any GWB adjustment is null and void.

○
Step-ups will continue as permitted in accordance with the step-up rules above.

New GAWA percentages will continue to be determined in accordance with the step-up rules above if the continuing spouse is a Covered Life.  No such new GAWA percentages will be determined subsequent to continuation by a spouse who is not a Covered Life.

	○	Contract Anniversaries will continue to be based on the original Contract's Issue Date.
	○	If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.
○
If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the continuation date.  The GAWA percentage will not change on future step-ups.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the additional Income Options available on the Latest Income Date.

	○	A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.
●
Continue the Contract without this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life.  Thereafter, no GMWB charge will be assessed.  If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 233.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●
The date of death of the Owner (or either joint Owner), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

●	The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

Joint Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life.  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 70 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix G under section “I.  LifeGuard Freedom 6 Net”, particularly example 10.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 6% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●
With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus (for endorsements issued on or after April 30, 2012) any Contract Enhancement.

●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

	●	The GWB is recalculated, increasing by 6% of the Bonus Base.
	●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

	●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
	●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 20011. At that time, the bonus period is scheduled to expire on December 1, 2021 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2014), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2024. Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2026 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2026, and would be scheduled to expire on December 1, 2036. (Please also see Examples 8 and 9 in Appendix G under section “I. LifeGuard Freedom 6 Net” for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (“LifeGuard Freedom Flex GMWB” and “LifeGuard Freedom Flex with Joint Option GMWB”).

These are Guaranteed Minimum Withdrawal Benefits (GMWBs) that guarantee the withdrawal of minimum annual amounts for the duration of the life of the Owner (or, in the case of joint Owners, until the death of any joint Owner) and, if for two Covered Lives,* until the death of the Owner and the Owner’s spouse.  The amount of withdrawals that you can make will depend on how you combine the many optional features under these GMWBs, but we guarantee the minimum annual withdrawal amount regardless of the performance of the underlying investment options.

* LifeGuard Freedom Flex GMWB with Joint Option provides for coverage for the life of the Owner and Owner’s spouse (“Covered Lives”).  In the case of tax-qualified Contracts owned by a natural person, the Owner and the primary spousal Beneficiary named as of the effective date of this endorsement will each be considered a Covered Life. On non-qualified LifeGuard Freedom Flex GMWB with Joint Option Contracts owned by natural persons, the spousal joint Owners will each be considered a Covered Life.

These GMWBs permit, prior to being added to the Contract, a selection among combinations of the following optional features (Options):

•	a range of bonus percentage amounts,
•	annual or quarterly Contract Value step-ups (quarterly step-ups are applied annually based on the highest quarterly Contract Value), and
•	an optional death benefit.

Following is a summary of the available combinations of Options:

LifeGuard Freedom Flex GMWB -
Available Option Combinations

Step-Up
	Annual or Highest Quarterly	Freedom Flex
Bonus	Contract Value	Death Benefit (DB)

5%	Annual
5%	Quarterly
6%	Annual	Yes**
6%	Quarterly
7%	Annual
7%	Quarterly
8%*	Annual

LifeGuard Freedom Flex with Joint Option GMWB-
Available Option Combinations

Step-Up
Annual or Highest Quarterly
Bonus	Contract Value

5%	Annual
5%	Quarterly
6%	Annual
6%	Quarterly
7%	Annual

*No longer offered on or after August 29, 2011.

**This Guaranteed Death Benefit is only available in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of options within the LifeGuard Freedom Flex GMWB  (the “LifeGuard Freedom Flex GMWB 6% Bonus and Annual Step-Ups”).

These GMWBs may be appropriate for those individuals who are looking for a combination of Options within a GMWB that differs from the combinations of specified similar features offered by Jackson under other GMWBs.  Thus, the LifeGuard Freedom Flex GMWB and LifeGuard Freedom Flex with Joint Option GMWB allow the Owner (or the Owner and the Owner’s spouse), with the assistance of his or her representative, to select an available combination of Options, consistent with a variety of considerations, such as: his or her expectations of market performance; anticipated timing of subsequent Premiums; needs for future guaranteed annual percentage of withdrawals; expectation of need for early or unscheduled withdrawals to fund then current living expenses and obligations; marital and family status; and tax-qualified or non-tax-qualified purpose of the investment.

Differences in the percentage of a Bonus Option or differences in the method of computing Contract Value for purposes of a step-up Option do not otherwise affect the operation of the resulting combination of Options.

References to “this GMWB” apply to each of the GMWBs, LifeGuard Freedom Flex GMWB and LifeGuard Freedom Flex GMWB with Joint Option GMWB, including all of the available combinations of Options that each provides, as discussed below.  In addition, as disclosed in the Fee Table, above, and footnotes below the fees and charges of each GMWB will vary depending on the mix of Options. Upon selection of the Options and a request for one of these GMWBs received in Good Order, the Owner will receive an endorsement to the Contract reflecting the selection of Options.

Each combination of Options, other than the combination that includes the LifeGuard Freedom Flex DB (for information about the LifeGuard Freedom Flex DB, please see “LifeGuard Freedom Flex DB” under “Optional Death Benefits”, beginning on page 231) is offered to Owners between the ages of 35 and 80.  As explained below with regard to both the LifeGuard Freedom Flex GMWB and LifeGuard Freedom Flex with Joint Option GMWB, the timing and amounts of withdrawals have a significant impact on the amount and duration of benefits.  The cumulative costs of these GMWBs also are greater the longer the duration of ownership.  The closer you are to retirement the more reliably you may be able to forecast your needs to make withdrawals prior to the ages where the amounts of certain benefits (such as the For Life Guarantee (59 1/2) and the GWB Adjustment (70)) are locked-in.  Conversely, forecasts at younger ages may prove less reliable.  You should undertake careful consideration and thorough consultation with your representative or retirement planning agent as to the financial resources and age of the Owner/Annuitant and the value to you of the potentially limited downside protection that this GMWB might provide.

These GMWBs may not be terminated by the Owner independently from the Contract to which they are attached.

LifeGuard Freedom Flex GMWB.

The following description of this GMWB is supplemented by the examples in Appendix E, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups and example 11 for the guaranteed withdrawal balance adjustment.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) subject to the following:

• The guarantee lasts for the duration of the Owner's life (the “For Life Guarantee”) if the For Life Guarantee is in effect;
The For Life Guarantee is based on the life of the single Owner or the first Owner to die if there are joint Owners.  There are also other GMWB options for joint Owners that are spouses, as described below.

For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2.  If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero.  (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective.  See “Contract Value is Zero” below for more information.

• If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of death of the Owner (or any joint Owner) or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.
In the event of the Owner's death, a spousal Beneficiary may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the Owner's death may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB and the combination of Options you ultimately choose suit your needs and are consistent with your expectations.

This GMWB is available to Owners 35 to 80 years old, or 35 to 70 years old if you select the Option combination that includes the LifeGuard Freedom Flex DB, (proof of age is required).  This GMWB may be added to a Contract on the Issue Date (or, for Contracts issued on or after September 28, 2009 with an application revision date of 09/09 or later, on any Contract Anniversary).  Please note, while this GMWB may be added to a Contract on any Contract Anniversary (subject to availability), the LifeGuard Freedom Flex DB is not available after issue and can only be added on the Issue Date.  Once added this GMWB cannot be cancelled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).

We allow ownership changes of a Contract with this GMWB (i) from an individual Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant.  However, we do not allow these Ownership changes if they are a taxable event under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce.  For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change, will result in termination of the GMWB.  Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.   Please see “ Election ” and “ Withdrawals ” below for more information about the GWB and GAWA.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB for all combinations of Options.

On the Contract Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancements.

The GAWA is determined based on the Owner's (or oldest joint Owner’s) attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract	The GWB equals Contract Value,
Anniversary, as subject to availability –
The GAWA is determined based on the Owner's (or oldest joint Owner’s) attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The GWB can never be more than $5 million (including upon step-up, the application of a GWB Adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.  Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.

PLEASE NOTE:  Upon the Owner's or any joint Owner’s death, the For Life Guarantee is void.  However, this GMWB might be continued by a spousal Beneficiary without the For Life Guarantee.  Please see the “Spousal Continuation” subsection below for more information. If the For Life Guarantee is not in effect, upon the death of the Owner or the death of any joint Owner or the depletion of the GWB, all payments will cease and Spousal Continuation is not available.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (In the examples in Appendix E and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional GAWA% Table for an additional charge (see “For Life GMWB With Bonus and Step-Up Charge” beginning on page 55).  The Optional GAWA% Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group,  depending on whether you elected the Optional GAWA% Table, are as follows:

For Endorsements Issued On Or After April 30, 2012:

Ages	Base GAWA% Table	Optional GAWA% Table
35 – 64	[ ]%	[ ]%
65 – 74	[ ]%	[ ]%
75 – 80	[ ]%	[ ]%
81+	[ ]%	[ ]%

For Endorsements Issued Before April 30, 2012:

Ages	GAWA Percentage
35 – 64	4%
65 – 74	5%
75 – 80	6%
81+	7%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available), subject to a minimum GAWA percentage of 2.75% (3% for the Optional GAWA% Table) and a maximum GAWA percentage of 7.75% (8% for the Optional GAWA% Table).  We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:

1) If you are purchasing a new Contract, when we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 238).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.

In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective.  See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix E supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 70, for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero.
The GAWA is unchanged.

The GAWA is  not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable.  The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, or

●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, asset allocation fees, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 22.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB Adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB Adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB Adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus 200% of the sum of i) the Premium payment, net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix E.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancements, subject to a maximum of $5,000,000.  (See Example 3 in Appendix E.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB Adjustment.  No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below under “ Step-up ” ).  Once the GWB is re-set, this GWB Adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB Adjustment provision terminates without value.  (Please see example 11 in Appendix E for an illustration of this 200% GWB Adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancements.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value by one of two calculation methods, which must be selected by you at issue and once selected cannot be changed.  Under one method the GWB will be reset to the Contract Value on that Contract Anniversary  (the “Contract Anniversary Value”) for the applicable 5, 6, 7 and 8% Bonus Options. Under the other method the GWB will be reset annually on each Contract Anniversary to the highest quarterly Contract Value, as described immediately below for the applicable 5, 6, and 7% Bonus Options  (“Highest Quarterly Contract Value “).  The step-up for the 8% Bonus Option is only available with the Contract Anniversary Value Step-Up Option.  (See Examples 6 and 7 in Appendix E.)

The Contract Anniversary Value method, as opposed  to the Highest Quarterly Contract Value method, is determined solely by reference to and use of the Contract Value on that Contract Anniversary.

The Highest Quarterly Contract Value is determined by reference to and use of the Contract Values on the highest of the four prior quarterly Contract Values as follows:

The Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus any Contract Enhancements, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus	The quarterly adjusted Contract Value is equal to the greater of:
all prior withdrawals in the current Contract Year, is less than or equal to	●	The quarterly adjusted Contract Value before the withdrawal less the withdrawal; Or
the greater of the GAWA or RMD, as applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The initial BDB equals (a) the initial Premium net of any applicable Premium taxes, plus any Contract Enhancements if this GMWB is elected at issue or (b) the Contract Value on the Contract Anniversary on which the endorsement is effective, if elected after issue, as subject to availability.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the Owner's (or the oldest joint Owner’s) attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume an Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the Owner is age 76, a step-up occurs and the applicable Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is not greater than the BDB prior to step-up, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB, the BDB is set equal to that greater Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancements.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value, as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value. (subject to a $5 million maximum).

If the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB is prior to the step-up, then the BDB is set to equal that greater Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the Owner.

	●	If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.
	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage (as adjusted by any increase that occurs pursuant to the same step-up) multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge for each available combination of Options.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order, and any reinstatement of the GWB bonus provision will not reinstate any bonus that would have been credited during the period when the GWB bonus provision was discontinued.

The GWB can never be more than $5 million with a step-up. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the Owner’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you, which Contract Value is used to calculate the step-up, and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or any Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.

Also see the “LifeGuard Freedom Flex DB” under “Optional Death Benefits”, beginning on page 231, for the death benefit that differs from the Contract’s death benefit and is available only at issue and in combination with the selection of the 6% Bonus, and the Annual Anniversary Contract Value Step-up.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  If you die when your Contract Value is zero, all rights under your Contract cease, no subsequent Premium payments will be accepted, all optional endorsements terminate without value, and no death benefit is payable, including the Earnings Protection Benefit and the LifeGuard Freedom Flex DB.

Spousal Continuation.  In the event of the Owner's death (or any Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	○	Upon the Owner's death, the For Life Guarantee is void.
	○	Only the GWB is payable while there is value to it (until depleted).
	○	The GWB Adjustment provision is void.
	○	Step-ups will continue as permitted in accordance with the step-up rules above.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
○
If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the original Owner's (or oldest joint Owner's) attained age on the continuation date (as if that person survived to that date).  The GAWA percentage will not change on future step-ups, even if the Contract Value,  as determined based on (as applicable) either the Contract Anniversary Value or the Highest Quarterly Contract Value, exceeds the BDB.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

●	Continue the Contract without this GMWB (GMWB is terminated).
●
Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – if the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 233.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●	The date of the Owner's death (or any Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations for payment under this GMWB are satisfied after the Contract has terminated pursuant to the termination provisions of the Contract.

This GMWB may not otherwise be terminated independently from termination of the Contract.

Annuitization.

Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of the joint Owner who dies first).  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the Owner (or any Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 65 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 5, 6, 7 or 8% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The percentage that actually applies under your GMWB is the one that is included as the bonus rate in the combination of Options that you elect.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 5, 6, 7 or 8% of the Bonus Base. The Bonus Base may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus any Contract Enhancements.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

●	The GWB is recalculated, increasing by 5, 6, 7 or 8% (as applicable) of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB Adjustment or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the Owner’s (if joint Owners, the oldest Owner’s) 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up Such a restart, however, will not reinstate any bonus that would have been credited on a prior date that was not within a Bonus Period.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB is added to a Contract on December 1, 2011. At that time, the bonus period is scheduled to expire on December 1, 2021 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2014), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2024. Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2026 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2026, and would be scheduled to expire on December 1, 2036. (Please also see Examples 6 and 7 in Appendix E for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

LifeGuard Freedom Flex with Joint Option GMWB.

The description of this GMWB is supplemented by the examples in Appendix E, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups, example 10 for the For Life guarantees and example 11 for the guaranteed withdrawal balance adjustment.

Except as otherwise discussed below, the election of this GMWB under a non-tax-qualified contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a “Covered Life.”   In such cases, the Owners cannot be subsequently changed (except in the limited circumstances discussed below), and new Owners cannot be added.  Upon the death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries.  The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners and joint Annuitants.  In these cases, the spouses are the Covered Lives, and the For Life Guarantee is based on the Annuitant's life who dies last.  We will allow changes (a) from joint individual ownership of non-qualified Contracts to ownership by the types of legal entities that we permit or (b) changes of ownership from such a legal entity to the Annuitants or to another such legal entity; however, we do not allow these ownership changes if they are a taxable event under the Code, and no changes of Annuitant subsequent to any such change are allowed.  For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change, will result in termination of the GMWB.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person.  Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code).  The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

In certain circumstances we may permit the elimination of a joint Owner Covered Life or primary spousal Beneficiary Covered life in the event of divorce.  In such cases, new Covered Lives may not be named.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living.  If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life.  Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

This GMWB is also available on a limited basis under Qualified Custodial Account Contracts, pursuant to which the Annuitant and a Contingent Annuitant named at election of the GMWB must be spouses and will be the Covered Lives.  The only changes in these arrangements that we permit are that (i) the custodial owner may be changed or (ii) the ownership of the Contract may be transferred to the Annuitant if, at the same time as that transfer, the Contingent Annuitant is designated as the primary (spousal) Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) subject to the following:

●	This guarantee lasts for the duration of the life of the last surviving Covered Life (the "For Life Guarantee") if the For Life Guarantee is in effect;

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 1/2.  If the youngest Covered Life is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero.  (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective.  See “Contract Value is Zero” below for more information.

●
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of the death of the last surviving Covered Life or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the last surviving Covered Life's death, a spousal Beneficiary who is not a Covered Life may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the death of the last surviving Covered Life may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB.  But PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB  and the combination of Options you ultimately choose suit your needs and are consistent with your expectations.

This GMWB is available to Covered Lives 35 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range). This GMWB may be added to a Contract on the Issue Date (or, for Contracts issued on or after September 28, 2009 with an application revision date of 09/09 or later, on any Contract Anniversary). This GMWB cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  To continue Joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation.  Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).   Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.   Please see “ Election ” and “ Withdrawals ” below for more information about the GWB and GAWA.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB for all combinations of Options.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancements.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract	The GWB equals Contract Value.
Anniversary –
The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The GWB can never be more than $5 million (including upon step-up, the application of a GWB Adjustment or the application of any Bonus), and the GWB is reduced by each withdrawal.  Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.

PLEASE NOTE:  Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life.  However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal.  (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional GAWA% Table for an additional charge (see “Joint For Life GMWB With Bonus and Step-Up Charge” beginning on page 57).  The Optional GAWA% Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group, depending on whether you elected the Optional GAWA% Table, are as follows:

For Endorsements Issued On Or After April 30, 2012:

Ages	Base GAWA% Table	Optional GAWA% Table
35 – 64	[ ]%	[ ]%
65 – 74	[ ]%	[ ]%
75 – 80	[ ]%	[ ]%
81+	[ ]%	[ ]%

For Endorsements Issued Before April 30, 2012:

Ages	GAWA Percentage
35 – 64	4%
65 – 74	5%
75 – 80	6%
81+	7%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available), subject to a minimum GAWA percentage of 2.75% (3% for the Optional GAWA% Table) and a maximum GAWA percentage of 7.75% (8% for the Optional GAWA% Table).  We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) If you are purchasing a new Contract, when we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 238).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective.  See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix E supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 70, for more information.

When a withdrawal, plus all prior withdrawals in the current	The GWB is recalculated, equaling the greater of:
Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable. The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix E).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the current	The GWB is recalculated, equaling the greater of:
Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, or

●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, asset allocation fees, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 22.  Withdrawals may be subject to a recapture charge on any Contract Enhancements.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB Adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life's 70th birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.
The GWB Adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB Adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus 200% of the sum of i) the Premium payment, net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix E.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancements, subject to a maximum of $5,000,000.  (See Example 3 in Appendix E.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB Adjustment.  No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below under “ Step-up ” ).  Once the GWB is re-set, this GWB Adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB Adjustment provision terminates without value.  (Please see example 11 in Appendix E for an illustration of this 200% GWB Adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancements,
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix E to see how the GWB is recalculated when the $5 million maximum is hit.

Step-up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value by one of two calculation methods, which must be selected by you at issue and once selected cannot be changed .  Under one method the GWB will be reset to the Contract Value on that Contract Anniversary  (the “Contract Anniversary Value”) for the applicable 5, 6, and 7% Bonus Options. (a “step-up”). Under the other method the GWB will be reset annually on each Contract Anniversary to the highest quarterly Contract Value, as described immediately below, for the applicable 5 and 6% Bonus Options  (“Highest Quarterly Contract Value “).  The step-up for the 7% Bonus Option is only available with the Contract Anniversary Value Step-Up Option.  (See Examples 6 and 7 in Appendix E,)

The Contract Anniversary Value method, as opposed to the Highest Quarterly Contract Value method, is determined solely by reference to and use of the Contract Value on that Contract Anniversary.

The Highest Quarterly Contract Value is determined by reference to and use of the Contract Values on the highest of the four prior quarterly Contract Values as follows:

The Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined.  The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus any Contract Enhancements, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, is less than or equal to the greater of the GAWA or RMD, as	●	The quarterly adjusted Contract Value before the withdrawal less the withdrawal; Or
applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The initial BDB equals (a) the initial Premium net of any applicable Premium taxes, plus any Contract Enhancement, if this GMWB is elected at issue, or (b) the Contract Value on the Contract Anniversary on which the endorsement is effective, if elected after issue, as subject to availability.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the youngest Covered Life is age 76, a step-up occurs and the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value  is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is not greater than the BDB prior to step-up, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB, the BDB is set equal to that greater Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value, as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, subject to a $5 million maximum.

If the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value is greater than the BDB is prior to the step-up, then the BDB is set to equal that greater Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the youngest Covered Life.

	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal Continuation is not a Covered Life.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage (as adjusted by any increase that occurs pursuant to the same step-up) multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge for each available combination of Options. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary following receipt of the request in Good Order, and any reinstatement of the GWB bonus provision will not reinstate any bonuses that would have been credited during the period when the GWB bonus provision was discontinued.

The GWB can never be more than $5 million with a step-up.  However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the youngest Covered Life’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.  Please see the information beginning on page 202 regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting this GMWB.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  Upon death of the last surviving Covered Life, all rights under the Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation.  In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

○
If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

○
For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee.  The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

○
If the surviving spouse is a Covered Life and a GWB Adjustment provision is in force on the Continuation Date then the provision will continue to apply in accordance with the applicable GWB Adjustment provision rules above.  The GWB Adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

If the surviving spouse is not a Covered Life, any GWB Adjustment is null and void.

○
Step-ups will continue as permitted in accordance with the step-up rules above.
New GAWA percentages will continue to be determined in accordance with the step-up rules above if the continuing spouse is a Covered Life.  No such new GAWA percentages will be determined subsequent to continuation by a spouse who is not a Covered Life.

	○	Contract Anniversaries will continue to be based on the original Contract's Issue Date.
	○	If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.
○
If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the Continuation Date (as if that person survived to that date).

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the additional Income Options available on the Latest Income Date.

	○	A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.
●
Continue the Contract without this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life.  Thereafter, no GMWB charge will be assessed.  If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 233.

Termination.  This GMWB terminates, subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge, and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●
The date of death of the Owner (or any joint Owner), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

●	The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or
●	The date all obligations for payment under this GMWB are satisfied after the Contract has terminated pursuant to the termination provisions of the Contract.

This GMWB may not otherwise be terminated independently from termination of the Contract.

Annuitization.

Joint Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life.  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.   Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB.   This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax-qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 70 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 5, 6, or 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The percentage that actually applies under your GMWB is the one that is included as the bonus rate in the combination of Options that you elect.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix E, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 5, 6 or 7% of the Bonus Base. The Bonus Base may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus any Contract Enhancements.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

	●	The GWB is recalculated, increasing by 5, 6 or 7% (as applicable) of the Bonus Base.
	●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB Adjustment or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

	●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
	●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up. Such a restart, however, will not reinstate any bonus that would have been credited on a prior date that was not within a Bonus Period.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2011. At that time, the bonus period is scheduled to expire on December 1, 2021 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2014), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2024. Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2026 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2026, and would be scheduled to expire on December 1, 2036. (Please also see Examples 6 and 7 in Appendix E for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”). The following description of this GMWB is supplemented by the examples in Appendix G under section “II.  MarketGuard Stretch”, particularly example 2 for the varying benefit.

This GMWB is available only under Contracts which are purchased by the Owner with proceeds that are payable to the Owner as beneficiary of tax qualified or non-qualified death benefits as a result of the death of an owner of a qualified plan, or the death of an owner of a tax-qualified or non-qualified annuity contract. The proceeds must be subject to the minimum distribution requirements of the Internal Revenue Code (the “Code”) applicable to beneficiaries.  The distributions that will be made under this GMWB are commonly referred to as “stretch” distributions since they allow beneficiaries to receive payments over a period of time not exceeding their life expectancies.

Availability of this GMWB is subject to the following additional requirements:

•
This GMWB is not available if the Owner has already commenced receiving the required minimum distributions prior to the issue date of this GMWB (or was required to commence distributions and failed to do so).

•
This GMWB is not available if a trust was the designated beneficiary of the death benefit proceeds and as a result the Owner must apply the life expectancy payout method using an age different from his or her own.

•
The Owner must meet the applicable minimum distribution requirements by electing the life expectancy payout method as defined under the Code applicable to beneficiaries. This GMWB is not available if the Owner uses other payout methods, including payout methods available only for surviving spouses under special Code rules.

•
The Owner must commence the minimum distributions not later than 1 year after the Owner’s death (for non-qualified Contracts) or not later than the end of the calendar year following the calendar year in which the Owner died (for tax-qualified Contracts).

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) until the earliest of:

•	The Owner’s death;

•
Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value (The GWB is the guaranteed amount available for future periodic withdrawals); or

•	The end of the GMWB Maturity Year (please see the “GMWB Maturity Year” section on page 218).

PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract and your tax advisor to be sure that this GMWB ultimately suits your needs.

This GMWB is available to individual Owners up to 80 years old on the latest required date of the first minimum distribution under the Internal Revenue Code applicable to the Contract (proof of age is required); may be added to a Contract on the Issue Date (or, for Contracts issued on or after September 28, 2009 with an application revision date of 09/09 or later, on any Contract Anniversary); and once added cannot be canceled.   If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).

This GMWB is available to natural Owners on qualified and non-qualified Contracts. It is also available to non-natural Owners on qualified Contracts. Joint annuitants are not permitted if there is a non-natural Owner.

We allow ownership changes of a Contract with this GMWB only when the Owner is a trust and the ownership change is to the Annuitant.  For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change will result in termination of the GMWB. Otherwise, ownership changes are not allowed.  Changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and the required minimum distribution under the Contract (Stretch RMD). Please see “ Election ” and “ Withdrawals ” below for more information about the GAWA.   For purposes of this GMWB, the Stretch RMD is the amount defined by the Internal Revenue Code as the minimum distribution requirement under the life expectancy payout method applicable to the Contract which is attributable to the proceeds from the death of an owner of a qualified plan, or the death of an owner of a tax-qualified or non-qualified annuity contract. Withdrawals exceeding the above limit cause the GWB and GAWA to be recalculated.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary–	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you instead add this GMWB to your Contract post issue on a Contract Anniversary (subject to availability), the GWB is calculated based on Contract Value, which includes any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix G under section “II.  MarketGuard Stretch”.)  The GWB can never be more than $5 million, and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, this GMWB may be continued by a Beneficiary.  Please see the “Continuation By Beneficiary” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  For a qualified Contract with a non-natural Owner, the age of the Annuitant is used to determine the GAWA percentage.  The GAWA percentage for each age group is:

Ages	GAWA Percentage
0 – 54	4.5%
55 – 59	5.0%
60+	5.5%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available), subject to a minimum GAWA percentage of 3.5% and a maximum GAWA percentage of 6.5%. We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) If you are purchasing a new Contract, when we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 238).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals may also cause the GAWA  to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or  the Stretch RMD (if greater than the GAWA).  If the GWB falls below the GAWA at the end of a Contract Year, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.  The tables below clarify what happens in each instance.

This GMWB allows withdrawals greater than the GAWA to meet the Contract's Stretch RMD without compromising the endorsement's guarantees.  Examples 4 and 5 in Appendix G under section “II.  MarketGuard Stretch” supplement this description.  Because the intervals for the GAWA and Stretch RMDs are different, namely Contract Years versus calendar years, and because Stretch RMDs are subject to other conditions and limitations,  please see “Stretch RMD NOTES” below for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or Stretch RMD, as applicable –	●	Zero.
The GAWA and the GMWB Charge Base are unchanged. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

You may withdraw the greater of the GAWA or Stretch RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or Stretch RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or Stretch RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or Stretch RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix G under section “II.  MarketGuard Stretch”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or Stretch RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

When a withdrawal, plus all prior withdrawals in	The GWB is recalculated, equaling the greater of:
the current Contract Year, exceeds the greater of the GAWA or Stretch RMD, as applicable	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated, equaling:
	●	The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the Stretch RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Stretch RMD withdrawals in excess of the free withdrawal amount are not subject to a withdrawal charge.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 22.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, Stretch RMDs, withdrawals of asset allocation and advisory fees, partial transfers and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 234.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

STRETCH RMD NOTES:  Notice of a Stretch RMD is required at the time of your withdrawal request, and there is an administrative form for such notice.  The administrative form allows for one time or systematic withdrawals.  We may require you to set up a systematic withdrawal program to meet the Stretch RMDs. Eligible withdrawals that are specified as Stretch RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of Stretch RMDs for multiple contracts from a single contract.  You, as Owner, are responsible for complying with the Internal Revenue Code's Stretch RMD requirements.  If your requested Stretch RMD exceeds our calculation of the Stretch RMD for your contract, your request will not be eligible for the waiver of any applicable charges (i.e. withdrawal charges and recapture charges) and we will impose those charges, which will be reflected in the confirmation of the transaction.  For information regarding the Stretch RMD calculation for your Contract, please contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

Under the Internal Revenue Code, Stretch RMDs are calculated and taken on a calendar year basis.  But with this GMWB, the GAWA is based on Contract Years.  Because the intervals for the GAWA and Stretch RMDs are different, the endorsement's guarantees may be more susceptible to being compromised.  With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceeds the greatest of the Stretch RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above.  (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the Stretch RMD and the GAWA.)  Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described.  The GAWA for the 2012 Contract Year (ending June 30) is $10.  The Stretch RMDs for calendar years 2011 and 2012 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2011 and $8 in each of the two halves of calendar year 2012, then at the time the withdrawal in the first half of calendar year 2012 is taken, the Owner will have withdrawn $15.  Because the sum of the Owner's withdrawals for the 2012 Contract Year is less than the higher Stretch RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

Examples that are relevant or specific to tax-qualified Contracts, illustrating this GMWB, in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix G under section “II.  MarketGuard Stretch”, particularly examples 4 and 5.  Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your Stretch RMD.

Premiums.

Subsequent Premium payments are only permitted on tax-qualfied Contracts and must be a transfer from a qualified plan. Subsequent Premium payments must be received within 180 days of the Issue Date.

With each subsequent Premium payment on the	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes.
Contract -	If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent Premium payment net of any applicable Premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix G under section “II.  MarketGuard Stretch” to see how the GWB is recalculated when the $5 million maximum is hit.

GMWB Maturity Year.  At the end of the GMWB Maturity Year, an amount equal to the excess of the GWB over Contract Value will be paid to the Owner. If the GWB is less than the Contract Value, no payment will be made.  In either case, the GWB will be set to zero and the GMWB will termination.  The GMWB Maturity Year is determined from the chart below based on the Owner’s attained age on the latest required date for the first Stretch RMD. When determining the GMWB Maturity Year, the endorsement effective date is considered the beginning of the first Contract Year.

Age	GMWB Maturity Year	Age	GMWB Maturity Year	Age	GMWB Maturity Year
0	82	27	56	54	30
1	81	28	55	55	29
2	80	29	54	56	28
3	79	30	53	57	27
4	78	31	52	58	26
5	77	32	51	59	26
6	76	33	50	60	25
7	75	34	49	61	24
8	74	35	48	62	23
9	73	36	47	63	22
10	72	37	46	64	21
11	71	38	45	65	20
12	70	39	44	66	20
13	69	40	43	67	19
14	68	41	42	68	18
15	67	42	41	69	17
16	66	43	40	70	16
17	65	44	39	71	16
18	64	45	38	72	15
19	63	46	37	73	14
20	62	47	36	74	14
21	62	48	35	75	13
22	61	49	35	76	12
23	60	50	34	77	12
24	59	51	33	78	11
25	58	52	32	79	10
26	57	53	31	80	10

See Example 6 in Appendix G under section “II.  MarketGuard Stretch” to see how the GMWB Maturity Year affects your GMWB.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death while the Contract is still in force, this GMWB terminates without value unless continued by the Beneficiary.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's attained age at the time the Contract Value is reduced to zero and the GAWA will be equal to the GAWA percentage multiplied by the GWB. At the end of the GMWB Maturity Year, any remaining GWB will be paid to the Owner and no further payments will be made.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.  Upon your death as the Owner, all payments cease and no death benefit is payable, including the Earnings Protection Benefit.

Continuation By Beneficiary.  Upon the death of the Owner under a Qualified Plan Contract with a single Beneficiary, the Beneficiary may elect to continue the GMWB. If elected, the GMWB will continue and may not be terminated subsequently. If the GAWA% has been determined, no adjustment will be made to the GWB, the GAWA, the GMWB Charge Base, or the GMWB Maturity Year, at the time of continuation.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the original Owner's attained age on the continuation date and the GAWA will be equal to the GAWA percentage multiplied by the GWB.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	The date of the Owner's death, unless the Beneficiary elects to continue a qualified Contract with the GMWB;
●	The first date the GWB equals zero.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Systematic Withdrawal Program.  You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase.  You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings.  Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis.  If you have arranged for systematic withdrawals, schedule any planned step-up under a GMWB to occur prior to the withdrawal.  Example 7 in Appendix D and Appendix E illustrates the consequences of a withdrawal preceding a step-up.  There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on the money you receive.  You may also be subject to a withdrawal charge and an Excess Interest Adjustment.

If your Contract contains a GMWB containing a Transfer of Assets provision, systematic withdrawals are only allowed on a pro-rata basis including all investment options (including the Fixed Account and GMWB Fixed Account) or, in the alternative, may be requested from specified investment options, excluding the GMWB Fixed Account.  Specific to the GMWB Fixed Account, a specified withdrawal request may cause an automatic transfer from the GMWB Fixed Account on the following Contract Monthly Anniversary.

In addition, for Contracts with a GMWB containing a Transfer of Assets provision, the percentage of the partial withdrawal taken from the GMWB Fixed Account cannot exceed the ratio of the GMWB Fixed Account value to the Contract Value.

Suspension of Withdrawals or Transfers.  We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

●	the New York Stock Exchange is closed (other than customary weekend and holiday closings);
●	under applicable SEC rules, trading on the New York Stock Exchange is restricted;
●	under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or
●	the SEC, by order, may permit for the protection of Contract Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account and the GMWB Fixed Account for up to six months or the period permitted by law.

INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us.  The Income Date is the day those payments begin.  Once income payments begin, the Contract cannot be returned to the accumulation phase.  You can choose the Income Date and an income option.  All of the Contract Value must be annuitized.  The income options are described below.

If you do not choose an income option, we will assume that you selected option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date may only be to a later date.  You must give us written notice at least seven days before the scheduled Income Date.  Income payments must begin by the Contract Anniversary on or next following your 95th birthday under a non-qualified Contract, or by such earlier date as required by the applicable qualified plan, law or regulation.  Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 70 1/2 (or such other age as required by law).  Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire.  You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities.  Distributions from Roth IRAs are not required prior to your death.

At the Income Date, you can choose to receive fixed payments or variable payments based on the Investment Divisions.  Unless you tell us otherwise, your income payments will be based on the fixed and variable options that were in place on the Income Date.

You can choose to have income payments made monthly, quarterly, semi-annually or annually.  Or you can choose a single lump sum payment.  If you have less than $5,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income.  Likewise, if your first income payment would be less than $50 and state law permits, we may set the frequency of payments so that the first payment would be at least $50.

Variable Income Payments.  If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

●	the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;
●	the amount of any applicable Premium taxes, recapture charges or withdrawal charges and any Excess Interest Adjustment deducted from your Contract Value on the Income Date;
●	which income option you select; and
●
the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including an assumed investment rate of 3% (1.5% for Contracts issued on or after October 11, 2010) and, if you select an income option with a life contingency, the age and gender of the Annuitant.  State variations may apply.

If the actual net investment rate experienced by an Investment Division exceeds the assumed net investment rate, variable annuity payments will increase over time.  Conversely, if the actual net investment rate is less than the assumed net investment rate, variable annuity payments will decrease over time.  If the actual net investment rate equals the assumed net investment rate, the variable annuity payments will remain constant.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select.  If that performance (measured by changes in the value of Annuity Units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease.  Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

Income Options.  The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant).  The following income options may not be available in all states.

Option 1 - Life Income.  This income option provides monthly payments for your life.  No further payments are payable after your death.  No further payments are payable after your death.  Thus, it is possible for you to receive only one payment if you died prior to the date the second payment was due.

Option 2 - Joint and Survivor.  This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.  Upon the death of either person, the monthly payments will continue during the lifetime of the survivor.  No further payments are payable after the death of the survivor.  Upon the death of either person, the monthly payments will continue during the lifetime of the survivor.  No further payments are payable after the death of the survivor.

Option 3 - Life Annuity With at Least 120 or 240 Monthly Payments.  This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period.  If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.  The calculation of the lump sum payment results in a Commutation Fee, which is further discussed on page 60.

Option 4 - Income for a Specified Period.  This income option provides monthly payments for any number of years from 5 to 30.  If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.  The calculation of the lump sum payment results in a Commutation Fee, which is further discussed on page 60.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

DEATH BENEFIT

The Contract has a death benefit, namely the basic death benefit, which is payable during the accumulation phase.  Instead you may choose an optional death benefit for an additional charge, availability of which may vary by state.  For more information about the availability of an optional death benefit in your state, please see the application, check with the registered representative helping you to purchase the Contract or contact us at our Annuity Service Center.  Our contact information is on the first page of this prospectus.  With the exception of LifeGuard Freedom Flex DB, which currently may only be selected at issue in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options), the optional death benefits are only available upon application.  In addition, once an optional death benefit is chosen, it cannot be canceled, except upon spousal continuation in the case of the LifeGuard Freedom Flex DB.

The effects of any GMWB on the amount payable to your beneficiaries upon your death should be considered in selecting the death benefits in combination with a GMWB.  Except as provided in certain of the GMWB endorsements, no death benefit will be paid upon your death in the event the Contract Value falls to zero.

The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order which includes, but is not limited to, due proof of death and a completed claim form from the Beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary).  Payment will include interest to the extent required by law.  The death benefit paid will be the basic death benefit unless you have selected the Earnings Protection Benefit and/or one of the other death benefit endorsements.  If you have a guaranteed minimum death benefit, the amount by which the guaranteed minimum death benefit exceeds the account value will be put into your account as of the date we receive all required documentation from the Beneficiary of record and will be allocated among the Investment Divisions and Fixed Account according to the current allocation instructions on file for your account as of that date.  Each Beneficiary will receive their portion of the remaining value, subject to market fluctuations, when their option election form is received at our Home Office in Lansing, Michigan.

Basic Death Benefit.  If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive a death benefit.  If you have a joint Owner, the death benefit will be paid when the first joint Owner dies.  The surviving joint Owner will be treated as the Beneficiary.  Any other Beneficiary designated will be treated as a contingent Beneficiary.  Only a spousal Beneficiary has the right to continue the Contract in force upon your death.

The death benefit equals the greater of:

●	your Contract Value on the date we receive all required documentation from your Beneficiary; or
●
the total Premiums you have paid since your Contract was issued reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.

Earnings Protection Benefit (“EarningsMax”).  The Earnings Protection Benefit is an optional benefit that may increase the amount of the death benefit payable at your death.  If you are 75 years of age or younger when your Contract is issued, you may elect the Earnings Protection Benefit when the Contract is issued.

If you are under the age of 70 when your Contract is issued and you elect the Earnings Protection Benefit then, the amount that will be added to the death benefit that is otherwise payable is 40% of the earnings in your Contract, subject to the limit described below.

If you are between the ages of 70 and 75 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 25% of the earnings in your Contract, subject to the limit described below.

For purposes of this benefit, we define earnings as the amount by which the sum of your Contract Value, including any Contract Enhancement, exceeds the Remaining Premiums.  If the earnings amount is negative, i.e., the total Remaining Premiums are greater than your Contract Value, no Earnings Protection Benefit will be paid.  In determining the maximum amount of earnings on which we will calculate your Earnings Protection Benefit, earnings shall never exceed 250% of the Remaining Premiums, excluding Remaining Premiums paid in the 12 months prior to the date of your death (other than your initial Premium if you die in the first Contract year).

As described below, if your spouse exercises the Special Spousal Continuation Option (please see “Special Spousal Continuation Option” on page 233 ) upon your death, the Earnings Protection Benefit will be paid upon your death and your spouse may then discontinue the Earnings Protection Benefit.  If your spouse fails to make such an election, the Earnings Protection Benefit will remain in force and upon your spouse's death we will pay an Earnings Protection Benefit if the Contract has accrued additional earnings since your death.  In calculating that benefit, we will not take into consideration earnings accrued on or prior to the Continuation Date (as defined in “Special Spousal Continuation Option” beginning on page 233).  In addition, the maximum earnings on which we calculate the Earnings Protection Benefit is 250% of the Contract Value after application of the continuation adjustment (the amount by which the death benefit that would have been payable exceeds the Contract Value) plus Remaining Premiums paid on or after the Continuation Date (excluding Remaining Premiums paid within 12 months of your spouse's death).

You must elect the Earnings Protection Benefit when you apply for your Contract.  Once elected, the benefit may not be terminated.  However, if the Contract is continued under the Special Spousal Continuation Option, your spouse may then elect to discontinue the Earnings Protection Benefit.

No Earnings Protection Benefit (other than a “continuation adjustment” described below in “Special Spousal Continuation”) will be paid:

●	if your Contract is in the income phase at the time of your death;
●	if there are no earnings in your Contract; or
●	if your spouse exercises the Special Spousal Continuation Option (described below) and either
○ is age 76 or older at the Continuation Date or
○ elects to discontinue the Earnings Protection Benefit.

The Earnings Protection Benefit may not be available in your state.  See your financial advisor for information regarding the availability of the Earnings Protection Benefit.

Optional Death Benefits.  Several optional death benefits are available, in lieu of or in addition to any Earnings Protection Benefit, which are designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit.  Because there is an additional annual charge for each of these optional death benefits, and because you cannot change your selection, please be sure that you have read about and understand the Contract's basic death benefit before selecting an optional death benefit.  Except for LifeGuard Freedom Flex DB, all optional death benefits are available if you are 79 years of age or younger on the Contract's Issue Date.  The LifeGuard Freedom 6 DB is only available in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options) and only if the Owner is 35 to 70 years of age on the date the endorsement is added to the Contract.  The older you are at the time of selection, the less advantageous it would be for you to select an optional death benefit.  These optional death benefits are subject to our administrative rules to assure appropriate use, which administrative rules may be changed, as necessary.

For purposes of these optional death benefits, “Net Premiums” are defined as your Premium payments net of Premium taxes, reduced by any withdrawals (including applicable charges and deductions) at the time of the withdrawal in the same proportion that the Contract Value was reduced on the date of the withdrawal.  Accordingly, if a withdrawal were to reduce the Contract Value by 50%, for example, Net Premiums would also be reduced by 50%.  Similarly, with the “Highest Quarterly Anniversary Value” component, the adjustment to your Contract Value for any withdrawals (including applicable charges and deductions) will have occurred proportionally at the time of the withdrawals.

Following are the calculations for the optional death benefits.  For purposes of these calculations, with the “Roll-up” component, interest will compound (accumulate) until the Contract Anniversary immediately preceding your 81st birthday.

5% Roll-up Death Benefit, changes your basic death benefit during the accumulation phase of your Contract to the greatest of:

(a)	your Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued; or
(c)	your GMDB Benefit Base.

The GMDB Benefit Base for the 5% Roll-up Death Benefit will be determined as of the end of any Business Day and is equal to:

●	The step-up value on the most recent step-up date,
●	Plus any Premium paid (net of any applicable Premium taxes) subsequent to the determination of the step-up value,
●	Less any withdrawal adjustments for withdrawals taken subsequent to the determination of the step-up value, compounded at an annual interest rate of 5% from the step-up date until the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday.

However, the interest rate is 4% per annum if you are 70 years old or older on the endorsement’s effective date.  The interest rate is 3% per annum for all ages in Washington State.

All Premium payment adjustments will occur at the time of the Premium payment, unless the Premium payment is received during the first Contract Quarter.  If the Premium payment is received during the first Contract Quarter, the adjustment to the GMDB Benefit Base for the Premium payment effectively occurs on the Issue Date, which lessens the impact a subsequent withdrawal may have on the GMDB Benefit Base.  All withdrawal adjustments are made at the end of the Contract Year and on the date of receipt of due proof of death (after the calculation of this guaranteed minimum death benefit's charge).  For total withdrawals up to 5% of the GMDB Benefit Base as of the previous Contract Anniversary (or the Issue Date, as applicable), the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal).  After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 5% of the GMDB Benefit Base as of the previous Contract Anniversary (or the Issue Date, as applicable) is the GMDB Benefit Base immediately prior to the excess withdrawal adjustment multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawals (including any applicable charges and adjustments to such excess withdrawals).  Withdrawals, particularly excess withdrawals, may prematurely reduce the value of this 5% Roll-up Death Benefit.

The step-up date is initially equal to the endorsement’s effective date, and the step-up value is initially equal to: (a) the initial Premium paid (net of any applicable Premium taxes) if the endorsement’s effective date is the Contract’s Issue Date: or (b) the Contract Value, less any recapture charges, as of the endorsement’s effective date if the effective date is after the Contract’s Issue Date.  If the Contract Value is greater than the GMDB Benefit Base upon the earlier of the 7th Contract Anniversary following the endorsement’s effective date or the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday, the step-up date is set equal to that Contract Anniversary, and the step-up value is set equal to the Contract Value on that step-up date.

The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other endorsements, and is not reflective of the Contract Value.  Additionally, please note that if you elect this endorsement, ownership changes are not allowed.

Unlike the basic death benefit, this optional death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Latest Income Date, then this optional death benefit endorsement terminates and no death benefit is payable.  However, if the Income Date is on the Latest Income Date, then the death benefit amount is equal to the excess, if any, of (a) minus (b) where:

(a)	= the GMDB Benefit Base on the Income Date; and

(b) = the Contract Value on the Income Date.

If there is a death benefit amount on or after the Income Date, it will be payable to the Beneficiary when due proof of the Owner’s death is received by the Company in Good Order.  If the Owner is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment.

6% Roll-up Death Benefit, changes your basic death benefit during the accumulation phase of your contract to the greatest of:

(a)	your Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued; or
(c)	your GMDB Benefit Base.

PLEASE NOTE:  EFFECTIVE APRIL 30, 2012, THE 6% ROLL-UP DEATH BENEFIT ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The GMDB Benefit Base for the 6% Roll-up Death Benefit will be determined as of the end of any Business Day and is equal to:

●	The step-up value on the most recent step-up date,
●	Plus any Premium paid (net of any applicable Premium taxes) subsequent to the determination of the step-up value,
●	Less any withdrawal adjustments for withdrawals taken subsequent to the determination of the step-up value, compounded at an annual interest rate of 6% from the step-up date until the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday.

However, the interest rate is 5% per annum if you are 70 years old or older on the endorsement’s effective date.  The interest rate is 3% per annum for all ages in Washington State.

All Premium payment adjustments will occur at the time of the Premium payment, unless the Premium payment is received during the first Contract Quarter.  If the Premium payment is received during the first Contract Quarter, the adjustment to the GMDB Benefit Base for the Premium payment effectively occurs on the Issue Date, which lessens the impact a subsequent withdrawal may have on the GMDB Benefit Base.  All withdrawal adjustments are made at the end of the Contract Year and on the date of receipt of due proof of death (after the calculation of this guaranteed minimum death benefit's charge).  For total withdrawals up to 6% of the GMDB Benefit Base as of the previous Contract Anniversary (or the Issue Date, as applicable), the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal).  After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 6% of the GMDB Benefit Base as of the previous Contract Anniversary (or the Issue Date, as applicable) is the GMDB Benefit Base immediately prior to the excess withdrawal adjustment multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawals (including any applicable charges and adjustments to such excess withdrawals).  Withdrawals, particularly excess withdrawals, may prematurely reduce the value of this 6% Roll-up Death Benefit.

The step-up date is initially equal to the endorsement’s effective date, and the step-up value is initially equal to: (a) the initial Premium paid (net of any applicable Premium taxes) if the endorsement’s effective date is the Contract’s Issue Date; or (b) the Contract Value, less any recapture charges, as of the endorsement’s effective date if the effective date is after the Contract’s Issue Date.  If the Contract Value is greater than the GMDB Benefit Base upon the earlier of the 7th Contract Anniversary following the endorsement’s effective date or the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday, the step-up date is set equal to that Contract Anniversary, and the step-up value is set equal to the Contract Value on that step-up date.

The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other endorsements, and is not reflective of the Contract Value.  Additionally, please note that if you elect this endorsement, ownership changes are not allowed.

Unlike the basic death benefit, this optional death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Latest Income Date, then this optional death benefit endorsement terminates and no death benefit is payable.  However, if the Income Date is on the Latest Income Date, then the death benefit amount is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMDB Benefit Base on the Income Date; and

(b) = the Contract Value on the Income Date.

If there is a death benefit amount on or after the Income Date, it will be payable to the Beneficiary when due proof of the Owner’s death is received by the Company in Good Order.  If the Owner is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment.

Highest Quarterly Anniversary Value Death Benefit, changes your basic death benefit during the accumulation phase of your Contract to the greatest of:

(a)	your Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued; or
(c)	your GMDB Benefit Base.

The GMDB Benefit Base for the Highest Quarterly Anniversary Value Death Benefit will be determined as of the end of any Business Day and is equal to the greatest of the adjusted quarterly Contract Values on the endorsement’s effective date and on any Contract Quarterly Anniversary following the endorsement’s effective date but prior to the Owner's 81st birthday.  Each adjusted quarterly Contract Value is equal to:

●	The Contract Value on the endorsement’s effective date or Contract Quarterly Anniversary, as applicable,
●	Less for any withdrawals subsequent to that date (including any applicable charges and adjustments for such withdrawals),
●	Plus any Premium paid (net of any applicable Premium taxes) subsequent to that date.

For the purposes of calculating the GMDB Benefit Base, all adjustments will occur at the time of the withdrawal or Premium payment and all adjustments for amounts withdrawn will reduce the GMDB Benefit Base in the same proportion that the Contract Value was reduced on the date of such withdrawal.  Withdrawals may prematurely reduce the value of this Highest Quarterly Anniversary Value Death Benefit.

The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other endorsements, and is not reflective of the Contract Value.  Additionally, please note that if you elect this endorsement, ownership changes are not allowed.

Unlike the basic death benefit, this optional death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Latest Income Date, then this optional death benefit endorsement terminates and no death benefit is payable.  However, if the Income Date is on the Latest Income Date, then the death benefit amount is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMDB Benefit Base on the Income Date; and

(b) = the Contract Value on the Income Date.

If there is a death benefit amount on or after the Income Date, it will be payable to the Beneficiary when due proof of the Owner’s death is received by the Company in Good Order.  If the Owner is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment.

Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit, changes your basic death benefit during the accumulation phase of your Contract to the greatest of:

(a)	your Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued; or
(c)	your GMDB Benefit Base.

The GMDB Benefit Base for the Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit will be determined as of the end of any Business Day and is equal to the greater of (a) or (b):

(a) is the Roll-Up Component which is equal to:

●	The step-up value on the most recent step-up date,
●	Plus any Premium paid (net of any applicable Premium taxes) subsequent to the determination of the step-up value,
●	Less any withdrawal adjustments for withdrawals taken subsequent to the determination of the step-up value, compounded at an annual interest rate of 5% from the step-up date until the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday.

However, the interest rate is 4% per annum if you are 70 years old or older on the endorsement’s effective date.  The interest rate is 3% per annum for all ages in Washington State.

For purposes of calculating the Roll-Up Component, adjustments to the GMDB Benefit Base due to the payment of the Premium will occur at the time of the Premium payment, unless the Premium payment is received during the first Contract Quarter.  If the Premium payment is received during the first Contract Quarter, the adjustment to the GMDB Benefit Base for the Premium payment effectively occurs on the Issue Date, which lessens the impact a subsequent withdrawal may have on the GMDB Benefit Base.  All withdrawal adjustments are made at the end of the Contract Year and on the date of receipt of due proof of death (after the calculation of this guaranteed minimum death benefit's charge).  For total withdrawals up to 5% of the Roll-Up Component as of the previous Contract Anniversary (or the Issue Date, as applicable), the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal).  After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 5% of the Roll-Up Component as of the previous Contract Anniversary (or the Issue Date, as applicable) is the Roll-Up Component immediately prior to the excess withdrawal adjustment multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawals (including any applicable charges and adjustments to such excess withdrawals).  Withdrawals, particularly excess withdrawals, may prematurely reduce the value of this Roll-Up Component.

and (b) is the Highest Quarterly Anniversary Value Component, which is equal to the greatest of the adjusted quarterly Contract Values on the endorsement’s effective date and on any Contract Quarterly Anniversary following the endorsement’s effective date but prior to the Owner's 81st birthday.  Each adjusted quarterly Contract Value is equal to:

●	The Contract Value on the endorsement’s effective date or Contract Quarterly Anniversary, as applicable,
●	Less for any withdrawals subsequent to that date (including any applicable charges and adjustments for such withdrawals),
●	Plus any Premium paid (net of any applicable Premium taxes) subsequent to that date.

For the purposes of calculating the Highest Quarterly Anniversary Value Component, all adjustments will occur at the time of the withdrawal or Premium payment and all adjustments for amounts withdrawn will reduce the Highest Quarterly Anniversary Value Component in the same proportion that the Contract Value was reduced on the date of such withdrawal.  Withdrawals may prematurely reduce the value of this Highest Quarterly Anniversary Value Component.

The step-up date is initially equal to the endorsement’s effective date, and the step-up value is initially equal to: (a) the initial Premium paid (net of any applicable Premium taxes) if the endorsement’s effective date is the Contract’s Issue Date: or (b) the Contract Value, less any recapture charges, as of the endorsement’s effective date if the effective date is after the Contract’s Issue Date.  If the Contract Value is greater than the GMDB Benefit Base upon the earlier of the 7th Contract Anniversary following the endorsement’s effective date or the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday, the step-up date is set equal to that Contract Anniversary, and the step-up value is set equal to the Contract Value on that step-up date.

The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other endorsements, and is not reflective of the Contract Value.  Additionally, please note that if you elect this endorsement, ownership changes are not allowed.

Unlike the basic death benefit, this optional death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Latest Income Date, then this optional death benefit endorsement terminates and no death benefit is payable.  However, if the Income Date is on the Latest Income Date, then the death benefit amount is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMDB Benefit Base on the Income Date; and

(b) = the Contract Value on the Income Date.

If there is a death benefit amount on or after the Income Date, it will be payable to the Beneficiary when due proof of the Owner’s death is received by the Company in Good Order.  If the Owner is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment.

Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit, changes your basic death benefit during the accumulation phase of your Contract to the greatest of:

(a)	your Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued; or
(c)	your GMDB Benefit Base.

PLEASE NOTE:  EFFECTIVE APRIL 30, 2012, THE COMBINATION 6% ROLL-UP AND HIGHEST QUARTERLY ANNIVERSARY VALUE DEATH BENEFIT ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The GMDB Benefit Base for the Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit will be determined as of the end of any Business Day and is equal to the greater of (a) or (b):

(a) is the Roll-Up Component which is equal to:

●	The step-up value on the most recent step-up date,
●	Plus any Premium paid (net of any applicable Premium taxes) subsequent to the determination of the step-up value,
●	Less any withdrawal adjustments for withdrawals taken subsequent to the determination of the step-up value, compounded at an annual interest rate of 6% from the step-up date until the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday.

However, the interest rate is 5% per annum if you are 70 years old or older on the endorsement’s effective date.  The interest rate is 3% per annum for all ages in Washington State.

For purposes of calculating the Roll-Up Component, adjustments to the GMDB Benefit Base due to the payment of the Premium will occur at the time of the Premium payment, unless the Premium payment is received during the first Contract Quarter.  If the Premium payment is received during the first Contract Quarter, the adjustment to the GMDB Benefit Base for the Premium payment effectively occurs on the Issue Date, which lessens the impact a subsequent withdrawal may have on the GMDB Benefit Base  All withdrawal adjustments are made at the end of the Contract Year and on the date of receipt of due proof of death (after the calculation of this guaranteed minimum death benefit's charge).  For total withdrawals up to 6% of the Roll-Up Component as of the previous Contract Anniversary (or the Issue Date, as applicable), the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal).  After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 6% of the Roll-Up Component as of the previous Contract Anniversary (or the Issue Date, as applicable) is the Roll-Up Component immediately prior to the excess withdrawal adjustment multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawals (including any applicable charges and adjustments to such excess withdrawals).  Withdrawals, particularly excess withdrawals, may prematurely reduce the value of this Roll-Up Component.

and (b) is the Highest Quarterly Anniversary Value Component, which is equal to the greatest of the adjusted quarterly Contract Values on the endorsement’s effective date and on any Contract Quarterly Anniversary following the endorsement’s effective date but prior to the Owner's 81st birthday.  Each adjusted quarterly Contract Value is equal to:

●	The Contract Value on the endorsement’s effective date or Contract Quarterly Anniversary, as applicable,
●	Less for any withdrawals subsequent to that date (including any applicable charges and adjustments for such withdrawals),
●	Plus any Premium paid (net of any applicable Premium taxes) subsequent to that date.

For the purposes of calculating the Highest Quarterly Anniversary Value Component, all adjustments will occur at the time of the withdrawal or Premium payment and all adjustments for amounts withdrawn will reduce the Highest Quarterly Anniversary Value Component in the same proportion that the Contract Value was reduced on the date of such withdrawal.  Withdrawals may prematurely reduce the value of this Highest Quarterly Anniversary Value Component.

The step-up date is initially equal to the endorsement’s effective date, and the step-up value is initially equal to: (a) the initial Premium paid (net of any applicable Premium taxes) if the endorsement’s effective date is the Contract’s Issue Date: or (b) the Contract Value, less any recapture charges, as of the endorsement’s effective date if the effective date is after the Contract’s Issue Date.  If the Contract Value is greater than the GMDB Benefit Base upon the earlier of the 7th Contract Anniversary following the endorsement’s effective date or the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday, the step-up date is set equal to that Contract Anniversary, and the step-up value is set equal to the Contract Value on that step-up date.

The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other endorsements, and is not reflective of the Contract Value.  Additionally, please note that if you elect this endorsement, ownership changes are not allowed.

Unlike the basic death benefit, this optional death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Latest Income Date, then this optional death benefit endorsement terminates and no death benefit is payable.  However, if the Income Date is on the Latest Income Date, then the death benefit amount is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMDB Benefit Base on the Income Date; and

(b) = the Contract Value on the Income Date.

If there is a death benefit amount on or after the Income Date, it will be payable to the Beneficiary when due proof of the Owner’s death is received by the Company in Good Order.  If the Owner is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment.

LifeGuard Freedom 6 DB, changes your basic death benefit during the accumulation phase of your Contract to the greatest of:

(a)	The Contract's Basic Death Benefit (see the description above); or
(b)	The GMWB Death Benefit

PLEASE NOTE:  EFFECTIVE OCTOBER 11, 2010, THE LIFEGUARD FREEDOM 6 DB ENDORSEMENT IS NO LONGER AVAILABLE TO ADD TO A CONTRACT.

The LifeGuard Freedom 6 DB is only available in conjunction with the purchase of the LifeGuard Freedom 6 GMWB and only if the Owner is 75 years of age or younger on the date the endorsement is added to the Contract.  At election, the GMWB Death Benefit equals the LifeGuard Freedom 6 GMWB Guaranteed Withdrawal Balance (GWB).  If you select the LifeGuard Freedom 6 GMWB when you purchase your Contract, the GWB is generally your initial Premium payment, net of any applicable Premium taxes and adjusted for any subsequent Premium payments and withdrawals.  If the LifeGuard Freedom 6 GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent Premium payments and withdrawals.  Election after issue of LifeGuard Freedom 6 DB is only permitted if another optional death benefit endorsement has not been elected.

At the time of a partial withdrawal, if the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of (1) the LifeGuard Freedom 6 GMWB Guaranteed Annual Withdrawal Amount (GAWA) or (2) the required minimum distribution (RMD) under the Internal Revenue Code (for certain tax-qualified Contracts), the GMWB Death Benefit will be unchanged.  If a partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of (1) the amount of the partial withdrawal or (2) the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, and the GMWB Death Benefit is reduced in the same proportion as the Contract Value is reduced for the excess withdrawal.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

With each subsequent Premium received after this endorsement is effective, the GMWB Death Benefit is recalculated to equal the GMWB Death Benefit prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, subject to a maximum of $5,000,000.00.

In addition, on the 7th Contract Anniversary following the effective date of the endorsement, the GMWB Death Benefit will automatically step up to the Contract Value if the Contract Value is greater than the GMWB Death Benefit.

The GMWB Death Benefit is not adjusted upon step-up of the LifeGuard Freedom 6 GMWB GWB, the application of the GWB adjustment or the application of any bonus.  The GMWB Death Benefit will terminate on the date the Contract Value equals zero.

For more information about how the LifeGuard Freedom 6 GMWB works, including how the GWB and GAWA are calculated, please see “For Life GMWB With Bonus and Annual Step-Up” beginning on page 86.

Unlike the basic death benefit, this optional death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Latest Income Date, then this optional death benefit endorsement terminates and no death benefit is payable.  However, if the Income Date is on the Latest Income Date and one of the following income options is elected, then the corresponding death benefit is payable:

●
Life Income of the GAWA.  If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner's death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

●
Specified Period Income of the GAWA.  If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner's death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

If, under this income option, the Owner is not deceased as of the date that the final payment of the remaining GWB is due, the death benefit will be payable in a lump sum to the Owner along with the remaining GWB.

●
Life Income.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the Annuitant's death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMWB Death Benefit on the Income Date; and

(b) = the Contract Value on the Income Date.

●
Joint and Survivor.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the survivor's death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMWB Death Benefit on the Income Date; and

(b) = the Contract Value on the Income Date.

●
Life Annuity With at Least 120 Monthly Payments.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the Annuitant's death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:
(a) = the GMWB Death Benefit on the Income Date; and
(b) = the Contract Value on the Income Date.

LifeGuard Freedom Flex DB, if elected, replaces your basic death benefit and is the only death benefit during the accumulation phase of your Contract.  The LifeGuard Freedom Flex DB is the greater of:

(a) The Contract's Basic Death Benefit (see the description above); or

         (b) The GMWB Death Benefit as calculated under this death benefit.

The LifeGuard Freedom Flex DB is only available currently at issue and in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of LifeGuard Freedom Flex GMWB  (the “LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups Option”) and only if the Owner is 35 to 70 years of age on the date that the endorsement is issued in connection with the Contract.  At election, the GMWB Death Benefit equals the LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups Guaranteed Withdrawal Balance (GWB).  When purchased at Contract issuance, the GWB is your initial Premium payment, net of any applicable Premium taxes, plus any Contract Enhancements on the Premium payments.

At the time of a partial withdrawal, if the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of (1) LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups Option Guaranteed Annual Withdrawal Amount (GAWA) or (2) the required minimum distribution (RMD) under the Internal Revenue Code (for certain tax-qualified Contracts), the GMWB Death Benefit will be unchanged.  If a partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of (1) the amount of the partial withdrawal or (2) the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD; and the GMWB Death Benefit is reduced in the same proportion as the Contract Value is reduced for the excess withdrawal.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

With each subsequent Premium received after this endorsement is effective, the GMWB Death Benefit is recalculated to equal the GMWB Death Benefit prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5,000,000.

In addition, on the 7th Contract Anniversary following the effective date of the endorsement, the GMWB Death Benefit will automatically step up to the Contract Value if the Contract Value is greater than the GMWB Death Benefit, subject to a maximum of $5,000,000.

The GMWB Death Benefit is not adjusted upon step-upof the LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups GWB, the application of the GWB Adjustment or the application of any bonus.  The GMWB Death Benefit will terminate on the date the Contract Value equals zero.

Upon continuation of the Contract by a spousal Beneficiary, the surviving spouse may elect to terminate LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups, in which case the GMWB death benefit will be included in the calculation of the continuation adjustment (the amount by which the death benefit that would have been payable exceeds the Contract Value).  If the spouse does not make such an election, the endorsement, including the death benefit thereunder, will continue in accordance with its terms, but the GMWB death benefit will not be included in the continuation adjustment.

For more information about how the LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups works, including how the GWB and GAWA are calculated, please see “For Life GMWB With Bonus and Step-Up” beginning on page 192.

Unlike the basic death benefit, LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups may provide a death benefit on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Owner attains the age of 95, then this endorsement terminates and no death benefit under the endorsement is payable.  However, if the Income Date is on the date the Owner attains age of 95 (the latest possible Income Date) and one of the following income options is elected, then the corresponding death benefit is payable:

●
Life Income of the GAWA.  If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner’s (or either joint Owner’s) death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

●
Specified Period Income of the GAWA.  If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner’s (or either joint Owner’s) death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

If, under this income option, no Owner is deceased as of the date that the final payment of the remaining GWB is due, the death benefit will be payable in a lump sum to the Owner(s) along with the remaining GWB.

●
Life Income.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the Annuitant’s death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMWB Death Benefit on the Income Date; and

(b) = the Contract Value on the Income Date.

●
Joint and Survivor.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the survivor payee’s death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMWB Death Benefit on the Income Date; and

(b) = the Contract Value on the Income Date.

●
Life Annuity With at Least 120 Monthly Payments.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the Annuitant’s death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMWB Death Benefit on the Income Date; and

(b) = the Contract Value on the Income Date.

The death benefits under the Income Options vary depending on which Income Option you select. Either  the GMWB Death Benefit calculation, described above, with or without any remaining GWB, or the excess of the GMWB Death Benefit calculation over the Contract Value is payable. Each is computed on the Income Date. For more information on these Income Options, see “LifeGuard Freedom Flex GMWB – Annuitization” beginning on page 200, and “Income Options” beginning on page 221.”

Payout Options. The basic death benefit and the optional death benefits can be paid under one of the following payout options:

●	single lump sum payment; or
●	payment of entire death benefit within 5 years of the date of death; or
●
payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary.  Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time.  The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death.  If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days.  If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name.  For more information, please see “Special Spousal Continuation Option” beginning on page 233.

Pre-Selected Payout Options.  As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date.  However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary.  If this Pre-selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract.  This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code.  If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death.  The Pre-selected Death Benefit Option may not be available in your state.

Special Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option, no death benefit will be paid at that time.  Moreover, we will contribute to the Contract a continuation adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value.  We calculate this amount using the Contract Value and death benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary's written request to continue the Contract (the “Continuation Date”).  We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse.  The Special Spousal Continuation Option may not be available in your state.  See your financial advisor for information regarding the availability of the Special Spousal Continuation Option.

If your spouse continues the Contract in his/her own name under the Special Spousal Continuation Option, the new Contract Value will be considered the initial Premium for purposes of determining any future death benefit including any Earnings Protection Benefit under the Contract.  The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract prospectively, so the death benefit may be at a different level.

If your spouse elects to continue the Contract, your spouse, as new Owner, cannot terminate most of the optional benefits you elected.  However, your spouse may then terminate the Earnings Protection Benefit and no further Earnings Protection Benefit charges will be deducted and no Earnings Protection Benefit will be paid upon your spouse's death.  A GMWB will terminate upon your death (and no further GMWB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract.  For more information, please see the respective GMWB subsections in this prospectus.

Unless your spouse discontinues the Earnings Protection Benefit on the Continuation Date, charges for the benefit will be deducted even though no Earnings Protection Benefit will apply if your spouse is 76 or older when the Contract is continued.

The Special Spousal Continuation Option is available to elect one time on the Contract.  However, if you have elected the Pre-Selected Death Benefit Option the Contract cannot be continued under the Special Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code.  The Pre-Selected Death Benefit Option may not be available in your state.

Death of Owner On or After the Income Date.  If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death.  If you die, the Beneficiary becomes the Owner.  If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary.  Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.  A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

Death of Annuitant.  If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules.  If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant.  However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected.  Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

TAXES

The following is only general information and is not intended as tax advice to any individual.  Additional tax information is included in the SAI.  You should consult your own tax adviser as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

Tax-Qualified and Non-Qualified Contracts.  If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract.  Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral.  You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts – General Taxation.  Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal, including withdrawals under any GMWB you may elect, or an income payment) is made from the Contract.  This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person).  Loans based on a non-qualified Contract are treated as distributions.

Non-Qualified Contracts – Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract.  Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts – Withdrawals and Income Payments.  Any withdrawal from a non-qualified Contract, including withdrawals under any GMWB you may elect, is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract.  In contrast, a part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of Premium.  The balance of each income payment is taxable as ordinary income.  The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made.  Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income.  Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract.  This penalty tax will not apply to any amounts:

●	paid on or after the date you reach age 59 1/2;
●	paid to your Beneficiary after you die;
●	paid if you become totally disabled (as that term is defined in the Code);
●
paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

●	paid under an immediate annuity; or
●	which come from Premiums made prior to August 14, 1982.

Non-Qualified Contracts – Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a “designated beneficiary” is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death.  The Owner's “designated beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death.  However, if the Owner's “designated beneficiary” is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

Tax-Qualified Contracts – Withdrawals and Income Payments.  The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts.  The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract.  These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI.  Any withdrawals under a tax-qualified Contract, including withdrawals under any GMWB you may elect, will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions).  In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals – Tax-Sheltered Annuities.  The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities.  Withdrawals can only be made when an Owner:

●	reaches age 59 1/2;
●	leaves his/her job;
●	dies;
●	becomes disabled (as that term is defined in the Code); or
●	experiences hardship. However, in the case of hardship, the Owner can only withdraw the Premium and not any earnings.

Withdrawals – Roth IRAs.  Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity.  Qualified distributions from Roth IRA annuities are entirely federal income tax free.  A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals – Investment Adviser Fees.  Withdrawals from non-qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract.  In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes.  Under the facts in these Rulings:

●	there was a written agreement providing for payments of the fees solely from the annuity Contract,
●	the Contract Owner had no liability for the fees, and
●	the fees were paid solely from the annuity Contract to the adviser.

Extension of Latest Income Date.  If you do not annuitize your non-qualified Contract on or before the latest Income Date, it is possible that the IRS could challenge the status of your Contract as an annuity Contract for tax purposes.  The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the Contract Value each year from the inception of the Contract or the entire increase in the Contract Value would be taxable in the year of your Latest Income Date.  In either situation, you could realize taxable income even if the Contract proceeds are not distributed to you at that time.  Accordingly, before purchasing a Contract, you should consult your tax advisor with respect to these issues.

Death Benefits.  None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits.  The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments.  Estate or gift taxes may also apply.

IRS Approval.  The Contract and all death benefit riders attached thereto have been approved by the IRS for use as an Individual Retirement Annuity prototype.

Assignment.  An assignment of your Contract will generally be a taxable event.  Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended.  These limits are summarized in the SAI.  You should consult your tax adviser prior to making any assignment of your Contract.

Diversification.  The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract.  We believe that the underlying investments are being managed so as to comply with these requirements.  A fuller discussion of the diversification requirements is contained in the SAI.

Owner Control.  In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets.  Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the contract owner and Jackson regarding the availability of a particular investment option and other than the contract owner's right to allocate Premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

The Contract will differ from the contracts described in the Revenue Ruling, in two respects.  The first difference is that the contract in the Revenue Ruling provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract currently offers 103 Investment Divisions and at least one Fixed Account Option, although a Contract Owner's Contract Value can be allocated to no more than 18 fixed and variable options at any one time.  The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner will be permitted to make up to 15 transfers in any one year without a charge.

The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.  Jackson does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract.  At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance.  We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld.  Some states have enacted similar rules.  Different rules may apply to payments delivered outside the United States.

Eligible rollover distributions from a Contract issued under certain types of  tax-qualified plans  will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments.  Distributions which may not be rolled over are those which are:

(a)
one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee's beneficiary, or (c) for a specified period of ten years or more;

(b)	a required minimum distribution;
(c)	a hardship withdrawal; or
(d)	the non-taxable portion of a distribution.

JACKSON TAXATION

We will pay company income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below.  While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the Contract.  We will periodically review the issue of charging for these taxes and may impose a charge in the future.  (We do impose a so-called “Federal (DAC) Tax Charge” under variable life insurance policies, but the “Federal (DAC) Tax Charge” merely compensates us for the required deferral of acquisition cost and does not constitute company income taxes.)

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law.  These benefits reduce our overall corporate income tax liability.  Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material.  We do not pass these benefits through to the separate accounts, principally because:  (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) while we impose a so-called “Federal (DAC) Tax Charge” under variable life insurance policies, we do not currently include company income taxes in the charges owners pay under the products.

OTHER INFORMATION

Dollar Cost Averaging.  If the amount allocated to the Investment Divisions plus the amount allocated to a Fixed Account Option is at least $15,000, you can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions and other Fixed Account Options (if currently available) (each a "Designated Option") from the one-year Fixed Account Option or any of the Investment Divisions (each a “Source Option”).  For Contracts issued on or after October 11, 2010, if we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions,” then (i) the one-year Fixed Account Option can be used as a Source Option for Dollar Cost Averaging only with respect to new Premiums that are allocated to that Source Option, (ii) only a twelve-month Dollar Cost Averaging period may be selected, (iii) transfers out of the one-year Fixed Account Option pursuant to such Dollar Cost Averaging will not count against the maximum amount limitations we have imposed on transfers out of the one-year Fixed Account Option and (iv) transfers from that Source Option other than such scheduled transfers will not be permitted.

To the extent that Fixed Account Options are not available or are otherwise restricted from being a Dollar Cost Averaging Source Option or Designated Option, Dollar Cost Averaging will be exclusively from or to the Investment Divisions.  In the case of transfers from the one-year Fixed Account Option or Investment Divisions with a  less volatile unit value to the Investment Divisions, Dollar Cost Averaging can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase.  Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets.  There is no charge for Dollar Cost Averaging.  Certain restrictions may apply.

Dollar Cost Averaging Plus (DCA+).  The DCA+ Fixed Account Option is a “source account” designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Fixed Account Options.  A Contract Value of $15,000 is required to participate.  The DCA+ Fixed Account Option is credited with an enhanced interest rate.  If a DCA+ Fixed Account Option is selected, monies in the DCA+ Fixed Account Option will be systematically transferred to the Investment Divisions or other Fixed Account Options chosen over a DCA+ term of either twelve months or six months, as you select.

For Contracts issued on or after October 11, 2010, transfers out of the DCA+ Fixed Account Option other than the automatic DCA+ transfers can be made only if you discontinue use of the DCA+ Fixed Account Option.  Also, for Contracts issued on or after October 11, 2010, if we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions,” then (i) you may not discontinue the DCA+ Fixed Account Option or otherwise transfer or withdraw any amounts from the DCA+ Fixed Account Option, but (ii) automatic transfers pursuant to DCA+ will not count against any maximum amount limitations we have imposed on transfers out of the one-year Fixed Account Option.

There is no charge for DCA+.  You should consult your Jackson representative with respect to the current availability of the Fixed Account Options and the availability of DCA+.

Earnings Sweep.  You can choose to move your earnings from the source accounts (only applicable from the one-year Fixed Account Option, if currently available, and the Money Market Investment Division).  There is no charge for Earnings Sweep.

Rebalancing.  You can arrange to have us automatically reallocate your Contract Value among Investment Divisions and the one-year Fixed Account Option (if currently available) periodically to maintain your selected allocation percentages.  If your Contract was issued on or after October 11, 2010, rebalancing will terminate if your rebalancing program includes the one-year Fixed Account Option and (i) we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions” or (ii) we exercise our right to require that any Premiums allocated to the one-year Fixed Account Option be automatically transferred out of that option over a period of time that we specify.  In that case, however, you could re-elect automatic rebalancing without the one-year Fixed Account Option.  Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions.  There is no charge for Rebalancing.

You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods you use to change your allocation instructions.

Free Look. You may return your Contract to the selling agent or us within ten days (or longer if required by your state) after receiving it.  We will return

●	the Contract Value, plus
●	any fees (other than asset-based fees) and expenses deducted from the Premiums, minus
●	any applicable Contract Enhancement recapture charges (which will equal the entire amount of any Contract Enhancement).

We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract (subject to state variations).  We will return Premium payments where required by law.  In some states, we are required to hold the Premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the Premiums to the Investment Divisions.  State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

Advertising.  From time to time, we may advertise several types of performance of the Investment Divisions.

●	Total return is the overall change in the value of an investment in an Investment Division over a given period of time.
●	Standardized average annual total return is calculated in accordance with SEC guidelines.
●
Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return.  For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

●	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period.  Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of the annual contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features.  The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

Restrictions Under the Texas Optional Retirement Program (ORP).  Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code.  In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 or termination of employment in a Texas public institution of higher education.  The restrictions on withdrawal do not apply in the event a participant in ORP transfers the Contract Value to another approved contract or vendor during the period of ORP participation.  These requirements will apply to any other jurisdiction with comparable requirements.

Modification of Your Contract.  Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract.  Any change or waiver must be in writing.  We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Confirmation of Transactions.  We will send you a written statement confirming that a financial transaction, such as a Premium payment, withdrawal, or transfer has been completed.  This confirmation statement will provide details about the transaction.  Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions.  If you believe an error has occurred you must notify us in writing within 30 days of receipt of the statement so we can make any appropriate adjustments.  If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

Legal Proceedings.  Jackson is a defendant in a number of civil proceedings similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products.  The litigation currently pending against Jackson asserts various theories of liability and purports to be filed on behalf of individuals or differing classes of persons in the United States who purchased either life insurance or annuity products, or were assigned interests in those products, from Jackson during periods ranging from 1981 to present.  Jackson has retained national and local counsel experienced in the handling of such litigation.  To date, such litigation has either been resolved by Jackson on a non-material basis, or is being vigorously defended.  Jackson accrues for legal contingencies once the contingency is deemed to be probable and estimable.  Please see the Jackson National Life Insurance Company and Subsidiaries Consolidated Financial Statements for the year ending December 31, 2010, for information concerning such amounts that have been accrued.  At this time, it is not feasible to make a meaningful estimate of the amount or range of any additional losses that could result from an unfavorable outcome in such actions.

PRIVACY POLICY

Collection of Nonpublic Personal Information.  We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

●	Information we receive from you on applications or other forms;
●	Information about your transactions with us;
●	Information we receive from a consumer reporting agency;
●	Information we obtain from others in the process of verifying information you provide us; and
●	Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

Disclosure of Current and Former Customer Nonpublic Personal Information.  We will not disclose our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, except as permitted by law.  To the extent permitted by law, we may disclose to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request.  We do not sell information to either affiliated or non-affiliated parties.

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract Owner communications.  Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested.  These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of Premium, accelerated death benefits, terminal illness benefits or death benefits.

You should know that your representative is independent of Jackson.  He or she is responsible for the use and security of information you provide him or her.  Please contact your representative if you have any questions about his or her privacy policy.

Security to Protect the Confidentiality of Nonpublic Personal Information.  We have security practices and procedures in place to prevent unauthorized access to your nonpublic personal information.  Our practices of safeguarding your information help protect against the criminal use of the information.  Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

We restrict access to nonpublic personal information about you to our employees, agents and contractors.  We maintain physical, electronic and procedural safeguards that comply with federal and state regulations to guard your nonpublic personal information.

TABLE OF CONTENTS OF
THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History
Services
Purchase of Securities Being Offered
Underwriters
Calculation of Performance
Additional Tax Information
Annuity Provisions
Net Investment Factor
Condensed Financial Information
Financial Statements of the Separate Account
Financial Statements of Jackson

APPENDIX A

TRADEMARKS, SERVICE MARKS, AND RELATED DISCLOSURES

“JNL®,” “Jackson National®” and “Jackson®” are trademarks or service marks of Jackson National Life Insurance Company.

The “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” “Dow Jones Select Dividend IndexSM,” “The DowSM , ” “the Dow 10SM , ” and the “Dow Jones U.S. Contrarian Opportunities Index SM ” are products of Dow Jones Indexes, the marketing name of and a licensed trademark of CME Group Index Services LLC (“CME”), and have been licensed for use.  “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” “Dow Jones Select Dividend IndexSM,” “The DowSM , ” “the Dow 10SM , ” the “Dow Jones U.S. Contrarian Opportunities Index SM ” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed to CME and have been sub-licensed for use for certain purposes by Jackson National Life Insurance Company® (“Jackson”).  The JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Technology Sector Fund , and the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund based on the Dow Jones U.S. Contrarian Opportunities Index SM (“Funds”) are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates.  Dow Jones, CME and their respective affiliates make no representation or warranty, expressed or implied, to the owners of the Funds or any member of the public regarding the advisability of investing in securities generally or in the Funds particularly.  The only relationship of Dow Jones, CME or any of their respective affiliates to the Funds is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” “Dow Jones Select Dividend IndexSM,” “The DowSM” “the Dow 10SM , ” and the “Dow Jones U.S. Contrarian Opportunities Index SM which is determined, composed and calculated by CME without regard to Jackson or the Funds.  Dow Jones and CME have no obligation to take the needs of Jackson or the owners of the Funds into consideration in determining, composing or calculating the Funds.  Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Funds to be issued or in the determination or calculation of the equation by which the Funds are to be converted into cash.  Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Funds.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund currently being issued by Jackson National Life Insurance Company, but which may be similar to and competitive with the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones U.S. Contrarian Opportunities Index SM .  It is possible that this trading activity will affect the value of the Dow Jones U.S. Contrarian Opportunities Index SM and JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund.

Dow Jones, CME and their respective affiliates do not:
●	Sponsor, endorse, sell or promote the Funds.
●	Recommend that any person invest in the Funds.
●	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Funds.
●	Have any responsibility or liability for the administration, management or marketing of the Funds.
●	Consider the needs of the Funds in determining, composing or calculating the DJIA or have any obligation to do so.

Dow Jones, CME and their respective affiliates will not have any liability in connection with the Funds. Specifically,
●	Dow Jones, CME and their respective affiliates do not make any warranty, express or implied, and Dow Jones, CME and their respective affiliates disclaim any warranty about:
	●	The results to be obtained by the Funds or any other person in connection with the use of the DJIA and the data included in the DJIA;
	●	The accuracy or completeness of the DJIA and its data;
	●	The merchantability and the fitness for a particular purpose or use of the DJIA and its data;
●	Dow Jones, CME and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the DJIA or its data;
●
Under no circumstances will Dow Jones, CME and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

The licensing agreement relating to the use of the indexes and trademarks referred to above by Jackson National Life Insurance Company® and Dow Jones is solely for the benefit of the Funds and not for any other third parties.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM” “DOW JONES SELECT DIVIDEND INDEXSM,” “THE DOWSM , ” “THE DOW 10SM , ” “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEX SM ” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY JACKSON, OWNERS OF THE FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM” “DOW JONES SELECT DIVIDEND INDEXSM,” “THE DOWSM” “THE DOW 10SM , ”   “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEX SM ” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN.  DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM” “DOW JONES SELECT DIVIDEND INDEXSM,” “THE DOWSM , ” “THE DOW 10SM , ” “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEX SM ” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND JACKSON, OTHER THAN THE LICENSORS OF CME.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.
The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations).  The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s).  The Corporations make no representation or warranty, express or implied to the Owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance.  The Corporations’ only relationship to Jackson (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index® and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s).  Nasdaq has no obligation to take the needs of the Licensee or the Owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®.  The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).
The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 index® or any data included therein.  The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, Owners of the product(s) or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein.  The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein.  Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect or consequential damages, even if notified of the possibility of such damages.
“The Nasdaq-100®,” “Nasdaq-100 Index®,” “Nasdaq Stock Market®” and “Nasdaq®” are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the “Corporations”) and have been licensed for use by Jackson.  The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Management Nasdaq®25 Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, or the JNL/Mellon Capital Management VIP Fund.  The JNL/Mellon Capital Management Nasdaq® 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations.  THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ® 25 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND AND THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND.

“NYSE®” is a registered mark of, and “NYSE International 100 IndexSM” is a service mark of, the New York Stock Exchange, Inc. (“NYSE”) and have been licensed for use for certain purposes by Jackson National Asset Management, LLC.  The JNL/Mellon Capital Management NYSE® International 25 Fund is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management NYSE® International 25 Fund.

“NYSE International 100 IndexSM” is a service mark of NYSE Group, Inc.  NYSE Group, Inc. has no relationship to Jackson National Asset Management, LLC, other than the licensing of the “NYSE International 100 IndexSM” (the “Index”) and its service marks for use in connection with the JNL/Mellon Capital Management NYSE® International 25 Fund.

NYSE Group, Inc. does not:
• Sponsor, endorse, sell or promote the JNL/Mellon Capital Management NYSE® International 25 Fund.
• Recommend that any person invest in the JNL/Mellon Capital Management NYSE® International 25 Fund or any other securities.
• Have any responsibility or liability for or make any decisions about the timing, amount or pricing of JNL/Mellon Capital Management NYSE® International 25 Fund.
• Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management NYSE® International 25 Fund.
• Consider the needs of the JNL/Mellon Capital Management NYSE® International 25 Fund or the owners of the JNL/Mellon Capital Management NYSE® International 25 Fund in determining, composing or calculating the NYSE International 100 IndexSM or have any obligation to do so.

NYSE Group, Inc. and its affiliates will not have any liability in connection with the JNL/Mellon Capital Management NYSE® International 25 Fund.  Specifically,

• NYSE Group, Inc. and its affiliates make no warranty, express or implied, and NYSE Group, Inc. and its affiliates disclaim any warranty about:
• The results to be obtained by the JNL/Mellon Capital Management NYSE® International 25 Fund, the owner of the JNL/Mellon Capital Management NYSE® International 25 Fund or any other person in connection with the use of the Index and the data included in the NYSE International 100 IndexSM;
• The accuracy or completeness of the Index and its data;
• The merchantability and the fitness for a particular purpose or use of the Index and its data;
• NYSE Group, Inc. will have no liability for any errors, omissions or interruptions in the Index or its data;
▪ Under no circumstances will NYSE Group, Inc. or any of its affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE Group, Inc. knows that they might occur.

The licensing agreement between Jackson National Asset Management, LLC and NYSE Group, Inc. is solely for their benefit and not for the benefit of the owners of the JNL/Mellon Capital Management NYSE® International 25 Fund or any other third parties.

Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes.  Russell is a trademark of Russell Investment Group.

JNL/Mellon Capital Management Small Cap Index Fund is not promoted, sponsored or endorsed by, nor in any way affiliated with Russell Investment Group (“Russell”).  Russell is not responsible for and has not reviewed JNL/Mellon Capital Management Small Cap Index Fund nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy, or completeness, or otherwise.

Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Indexes.  Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating any of the Russell Indexes.

Russell’s publication of the Russell Indexes in no way suggests or implies an opinion by Russell as to the attractiveness or appropriateness of investment in any or all securities upon which the Russell Indexes are based.  RUSSELL MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE RUSSELL INDEXES.  RUSSELL MAKES NO REPRESENTATION, WARRANTY OR GUARANTEE REGARDING THE USE, OR THE RESULTS OF USE, OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE RUSSELL INDEXES.  RUSSELL MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY, OF ANY KIND, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE RUSSELL INDEX(ES) OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

“STANDARD & POOR’S®,” “S&P®,” “S&P 500®,” “STANDARD & POOR’S 500®,” “S&P 500® Index,” “S&P MIDCAP400 Index®,” and the “S&P SmallCap 600 Index®” are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Jackson.  The JNL/Mellon Capital Management S&P 500 Index Fund, the JNL/Mellon Capital Management S&P 400 MidCap Index Fund, the JNL/Mellon Capital Management S&P® 10 Fund, the JNL/Mellon Capital Management S&P® SMid 60 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management S&P® 24 Fund and any other investment fund or other vehicle that is offered by third parties that uses an S&P Indices Index as a benchmark or measure of performance, bears the “ S&P ” or “Standard & Poor’s” mark and/or seeks to provide an investment return based on any S&P Indices Index are not sponsored, endorsed, sold or promoted by S&P and its affiliates. S&P is not an investment adviser and S&P and its affiliates make no representation or warranty, express or implied, to the owners of the Funds or any member of the public regarding the advisability of investing in the Funds or other such fund or vehicle.  Among the fund options considered are index funds based on the S&P 500 and other indexes that are published by S&P.  S&P Indices typically receives license fees from the issuers of such funds, some of which may be based on the amount of assets invested in the fund.  Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P and its affiliates .

“Value Line®,” “The Value Line Investment Survey,” and “Value Line TimelinessTM Ranking System” are trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Jackson.  The JNL/Mellon Capital Management Value Line® 30 Fund, the JNL/Mellon Capital Management VIP Fund, and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. (“Value Line”).  Value Line makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management Value Line® 30 Fund, the JNL/Mellon Capital Management VIP Fund, and the JNL/Mellon Capital Management JNL Optimized 5 Fund.  Jackson is not affiliated with any Value Line Company.

THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”).  THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI.  MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC.  NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE.  MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY.  NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES.  NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND IS REDEEMABLE.  FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND .

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND , OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND , OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

APPENDIX B

CONTRACT ENHANCEMENT RECAPTURE CHARGE PROSPECTUS EXAMPLES

Example 1 illustrates the application of the Contract Enhancement to a Contract with a single Premium payment and the application of withdrawal charges and recapture charges upon a partial withdrawal when earnings exceed 10% of Remaining Premium (and, therefore, there is no free withdrawal).  The withdrawal charges and recapture charges are applied only to the withdrawal in excess of earnings.

Example 2 illustrates the application of the Contract Enhancement for a Contract with multiple Premium payments in which the second Premium causes the adjusted Premium to exceed $100,000 and the application of the withdrawal charges and recapture charges upon a partial withdrawal when there are no earnings.  The withdrawal charges and recapture charges are applied only to the withdrawal in excess of earnings and the free withdrawal, first to the Premium with the lowest withdrawal charges and recapture charges and last to the Premium with the highest withdrawal charges and recapture charges.

Example 3 illustrates the application of the Contract Enhancement to a Contract with a single Premium payment and the application of recapture charges when a contract is annuitized and the corresponding Income Date is within the recapture charge schedule (please see the Recapture Charge Schedule on page 44 of this prospectus).

Example 1
10/1/2011
$100,000.00	: Premium
$100,000.00	: Adjusted Premium (equal to Premium)
8.00%	: Contract Enhancement Percentage
$8,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (8.00%))
5.50%	: Withdrawal Charge Percentage for Completed Year 3-4 (WC%)
4.00%	: Recapture Charge Percentage for Completed Year 3-4 (RC%)
5.50%	: Hypothetical Net Return

At end of Year 4
9/30/2015
$133,793.06	: Contract Value at end of Year 4
$100,000.00	: Net Withdrawal requested

$25,793.06	: Earnings (Contract Value ($133,793.06) less Premium ($100,000) less Contract Enhancement ($8,000))
$81,996.62
 : Total Premium withdrawn is computed as the difference between the Net Withdrawal requested ($100,000), minus Earnings ($25,793.06) that are presumed to be withdrawn first and without charges, plus the Withdrawal Charge ($4,509.81) and Recapture Charge ($3,279.87) that is imposed on the withdrawal of Premium.

$100,000.00	: Net Withdrawal
$4,509.81	: Withdrawal Charge: $81,996.62 multiplied by WC% (5.50%)
$3,279.87	: Recapture Charge: $81,996.62 multiplied by RC% (4.00%)
$107,789.68	: Total Withdrawal (total amount deducted from the contract value)

$26,003.38	: Contract Value after Total Withdrawal ($133,793.06 less $107,789.68)

Example 2
10/1/2011
$50,000.00	: Premium 1
$50,000.00	: Adjusted Premium (equal to Premium 1)
6.00%	: Contract Enhancement Percentage
$3,000.00	: Contract Enhancement (Premium ($50,000) multiplied by the Contract Enhancement Percentage (6.00%))
6.00%	: Withdrawal Charge Percentage for Completed Year 2-3 (WC%1)
4.50%	: Recapture Charge Percentage for Completed Year 2-3 (RC%1)

12/1/2011
$75,000.00	: Premium 2
$125,000.00	: Adjusted Premium (Premium 1 plus Premium 2)(exceeds $100,000 so a retroactive 2% Contract Enhancement is applicable to the prior $50,000 Premium)
8.00%	: Contract Enhancement Percentage
$7,000.00
 : Contract Enhancement including retroactive 2% for Premium that previously received a 6% Contract Enhancement [(Premium 2 ($75,000) multiplied by 8% = $6,000) plus (Premium 1 ($50,000) multiplied by 2% = $1,000)]

7.00%	: Withdrawal Charge Percentage for Completed Year 1-2 (WC%2)
5.50%	: Recapture Charge Percentage for Completed Year 1-2 (RC%2)
0.00%	: Hypothetical Net Return

11/1/2013
$135,000.00	: Contract Value
$75,000.00	: Net Withdrawal Requested

0.00	: Earnings (Contract Value ($135,000) less Premiums ($125,000) less Contract Enhancements ($10,000))
$12,500.00	: Amount available for withdrawal under the free withdrawal provision [(Premium ($125,000) multiplied by 10%) less Earnings ($0.00)]
$50,000.00
 : Total Premium 1 withdrawn is computed as the difference between the Net Withdrawal requested ($75,000), minus Earnings ($0.00) that are presumed to be withdrawn first and without charges, minus the free withdrawal ($12,500), plus the Withdrawal Charge from Premium 1 ($3,000.00) and Recapture Charge from Premium 1 ($2,250.00) that is imposed on the withdrawal of Premium.  (The computed total Premium withdrawn is capped at the amount of the Premium, which is $50,000 in this example.)

$44,750.00
: Premium 1 withdrawn not including Withdrawal Charge and Recapture Charge (Total Premium 1 withdrawn ($50,000) less the Withdrawal Charge from Premium 1($3,000) less the Recapture Charge from Premium 1 ($2,250))

$20,285.71
 : Total Premium 2 withdrawn is computed as the difference between the Net Withdrawal requested ($75,000), minus Earnings ($0.00) that are presumed to be withdrawn first and without charges, minus the free withdrawal ($12,500), minus Premium 1 withdrawn not including Withdrawal Charge and Recapture Charge ($44,750), plus the Withdrawal Charge from Premium 2 ($1,420.00) and the Recapture Charge from Premium 2 ($1,115.71) that is imposed on the withdrawal of Premium.

$75,000.00	: Net Withdrawal
$3,000.00	: Withdrawal Charge from Premium 1: $50,000 multiplied by RC%2 (6.00%)
$2,250.00	: Recapture Charge from Premium 1: $50,000 multiplied by RC%2 (4.50%)
$1,420.00	: Withdrawal Charge from Premium 2: $20,285.71 multiplied by RC%2 (7.00%)
$1,115.71	: Recapture Charge from Premium 2: $20,285.71 multiplied by RC%2 (5.50%)
$82,785.71	: Total Withdrawal (total amount deducted from the Contract Value)

$52,214.29	: Contract Value after Total Withdrawal ($135,000.00 less $82,785.71)

Example 3
10/1/2011
$100,000.00	: Premium
$100,000.00	: Adjusted Premium (equal to Premium)
8.00%	: Contract Enhancement Percentage
$8,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (8.00%))
4.00%	: Recapture Charge Percentage for Completed Year 3-4 (RC%)
5.50%	: Hypothetical Net Return

At end of Year 4
9/30/2015
$133,793.06	: Contract Value at end of Year 4
$4,000.00	: Recapture Charge when the Income Date is at the end of Year 4: Premium ($100,000) multiplied by RC% (4.00%)
$129,793.06	: Contract Value to be annuitized (Contract Value less Recapture Charge on the Income Date)

APPENDIX C

BROKER-DEALER SUPPORT

Below is a complete list of broker-dealers that received marketing and distribution and/or administrative support in 2010 from the Distributor in relation to the sale of our variable insurance products.

1st Global Capital Corporation	CFD Investments, Inc.	G.A. Repple & Company	Kenai Investments Inc.
Allen & Company	Coastal Equities	G.W. Sherwood Associates, Inc.	Key Investments
American Equity Investment Crp	Commonwealth Financial Network	Geneos Wealth Management, Inc.	KMS Financial Services Inc.
American Funds	Community Bankers Securities	Genworth Financial Securities	Koehler Financial, LLC
American Independent Securities Group	Comprehensive Asset Mgmt and Servicing, Inc.	Girard Securities, Inc.	Kovack Securities, Inc.
American Investors Company	Coordinated Capital Securities	Great American Advisors, Inc.	Labrunerie Financial, Inc.
American Portfolios Financial Services, Inc.	Cornerstone Wealth Advisor Inc.	GWN Securities, Inc.	Lasalle St Securities LLC
Ameriprise Advisor Services	Crowell, Weedon & Company	H. Beck, Inc.	Legend Equities Corp.
Ameritas Investment Corp.	Crown Capital Securities L.P.	H.D. Vest Investment Securities	Leonard & Company
Arvest Asset Management	Cuna Brokerage Services	Hantz Financial Services, Inc.	Liberty Partners Financial
Askar Corp	CUSO Financial Services	Harbor Financial Services	Lincoln Financial Advisors
Aurora Capital LLC	D.A. Davidson & Co.	Harbour Investment, Inc.	Lincoln Financial Securities
Ausdal Financial Partners Inc.	D H Hill Securities LLP	Harger & Company	Lincoln Investment Planning
AXA Advisors LLC	Davenport & Company, LLC	Harris Investors Services	Lowell & Company Inc.
BancWest Investment Services Inc.	David A. Noyes & Company	Harvest Capital LLC	LPL Financial Corporation
BB&T Investment Services Inc.	Delta Equity Services	Hazard & Siegel, Inc.	M & T Securities
BCG Securities	Dewaay Financial Network, LLC	HBW Securities	M&I Financial Advisors, Inc.
Beneficial Investment Services	Eagle One Investments, LLC	Hilliard Lyons	M. Griffith, Inc.
Benjamin F. Edwards & Co. Inc.	Equable Securities Corp	Hornor Townsend & Kent, Inc.	Madison Avenue Securities
Berthel Fisher & Company Financial Services	Equitas America	HSBC Securities	Main Street Securities
Bestvest Investments LTD	Equity Services, Inc.	Huntington Investment Company	Merrill Lynch, Pierce, Fenner
BFT Financial Group	Essex National Securities, Inc.	IBN Financial Services	& Smith, Inc.
BOSC, Inc.	Fifth Third Securities	IMS Securities	Metlife Securities
Brewer Financial Services	Financial Advisers of America	Independence Capital Company	Michigan Securities Inc.
Bristol Financial Services Inc.	Financial Network Investment	Independent Financial Group	Mid Atlantic Securities Inc.
Broker Dealer Financial	Financial Telesis Inc.	Infinex Investments Inc.	MidAmerica Financial Services
BrokersXpress, LLC	Financial West Investment Group	ING Financial Advisers	Milkie/Ferguson Investments
Brookstone Securities	Fintegra Financial Solutions	ING Financial Partners Inc.	MML Investors Services Inc.
Cadaret, Grant & Company	First Allied Securities, Inc.	Institutional Securities Corp.	Moloney Securities Co., Inc.
Cambridge Investment Research	First Citizens Investor Services	InterCarolina Financial Services	Money Concepts Capital Corp.
Cantella & Co, Inc.	First Citizens Securities Corp.	Invest Financial Corporation	Money Management Advisory, Inc.
Cape Securities Inc.	First Financial Equity	Investacorp, Inc.	Morgan Keegan & Company
Capital Financial Services	First Heartland Capital, Inc.	Investment Centers of America, Inc.	Multi-Financial Securities Corp.
Capital Financial Solutions	First Independent Financial	Investment Professionals, Inc.	Mutual of Omaha Investor Services, Inc.
Capital Growth Resources	First Liberties Financial	Investors Capital Corp.	Mutual Trust Company
Capital Guardian LLC	First Merit Financial Services	Investors Security Co Inc.	National Planning Corporation
Capital Investment Group	Foothill Securities, Inc.	J P Turner & Company, LLC	Navy Federal Brokerage Services
Capitol Securities Management	Foresters Equity Services Inc.	J W Cole Financial Inc.	Neidiger Tucker Bruner, Inc.
Capwest Securities, Inc.	Fortune Financial Services	Janney Montgomery Scott LLC	Newbridge Securities Corporation
Centaurus Financial, Inc.	Founders Financial Securities	J.J.B. Hilliard, W.L. Lyons, Inc.	Newport Coast Securities, Inc.
Center Street Securities	FSC Securities Corporation	JRL Capital Corporation	NEXT Financial Group, Inc.
NFP Securities, Inc.	RBC Capital Markets Corp.	St. Bernard Financial Services	United Planners
Northeast Securities, Inc.	Regal Securities Inc.	Sterne Agee Financial Services	USA Financial Securities Corp.
Northridge Securities Corp.	Resource Horizons Group	Stifel Nicolaus & Company	UVEST
NPB Financial Group	Ridgeway & Conger Inc.	Stonehurst Securities, Inc.	Valic Financial Advisors, Inc.
NRP Financial, Inc.	Robert W Baird & Company, Inc.	Strategic Financial Alliance	Valley National Investments
OneAmerica Securities	Rogan & Associates, Inc.	Summit Brokerage Services, Inc.	Valmark Securities, Inc.
Oppenheimer & Co., Inc.	Royal Alliance Associates, Inc.	Summit Equities Inc.	Vanderbilt Securities LLC
Pacific West	Royal Securities	Sunset Financial Services, Inc.	VSR Financial Services, Inc.
Packerland Brokerage Services	Sagepoint Financial, Inc.	SWBC Investment Services, LLC	Wall Street Financial Inc.
Park Avenue Securities	Sammons Securities Company, LLC	Symetra Investment Services	Walnut Street Securities
Paulson Investment Company	Sanders Morris Harris, Inc.	Synergy Investment Group	Waterford Investor Services
People’s Securities, Inc.	Securian Financial Services	The Investment Center, Inc.	Wayne Hummer Investments
Planmember Securities	Securities America, Inc.	The Leaders Group, Inc.	Wedbush Morgan Securities
Presidential Brokerage, Inc.	Securities Service Network	The O.N. Equity Sales Company	Wells Fargo Advisors LLC
Prime Capital Services Inc.	Sigma Financial Corporation	Thrivent Investment Management	Western Equity Group
Primevest Financial Services, Inc.	Signator Investors, Inc.	Tower Square Securities, Inc.	Westminster Financial
Pro Equities, Inc.	SII Investments, Inc.	Transamerica Financial Advisors, Inc.	WFG Investments, Inc.
Professional Asset Management	Silver Oak Securities	Triad Advisors, Inc.	Williams Financial Group
Prospera Financial Services, Inc.	SMH Capital, Inc.	Triune Capital Advisors	Woodbury Financial Services, Inc.
Purshe Kaplan Sterling	Sorrento Pacific Financial, LLC	Trustmont Financial Group	Workman Securities
QA3 Financial Corporation	Southeast Investments	U.S. Bancorp Investments, Inc.	World Equity Group, Inc.
Quest Securities	Southwest Securities Financial Services	UBS Financial Services, Inc.	World Group Securities Inc.
Questar Capital Corp	Spectrum Capital	UnionBanc Investment Services LLC	WRP Investments Inc.
Raymond James	Spire Securities, LLC	United Equity Securities	Wunderlich Securities

APPENDIX D

GMWB PROSPECTUS EXAMPLES

Unless otherwise specified, the following examples assume you elected a GMWB with a 5% benefit when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges, no prior partial withdrawals have been made, and the bonus percentage (if applicable) is 7%.  The examples also assume that the GMWB and any For Life Guarantee have not been terminated as described in the Access to Your Money section of this prospectus.  If you elected a GMWB other than a GMWB with a 5% benefit, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%.  If you elected a GMWB with a bonus percentage other than 7%, the examples will still apply if you replace the 7% in each of the bonus calculations with the appropriate bonus percentage.

See Appendix E for examples regarding Jackson Select GMWB and Jackson Select GMWB with Joint Option for those endorsements issued on or after October 11, 2010, as well as Jackson Select Protector GMWB, LifeGuard Freedom Flex GMWB, and LifeGuard Freedom Flex GMWB with Joint Option.  See Appendix G for examples regarding the LifeGuard Freedom 6 Net GMWB, LifeGuard Freedom 6 Net GMWB with Joint Option, and MarketGuard Stretch GMWB.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
♦	If your endorsement includes an Earnings-Sensitive Adjustment, your initial GMWB Earnings Determination Baseline is $100,000, which is your initial Premium payment.

▪	Example 1b: If the GMWB is elected after issue (if permitted) when the Contract Value is $110,000 and your Contract has a total Recapture Charge of $5,000 at the time the GMWB is elected:
♦	Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.
♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).
-	If your endorsement does not contain a varying benefit percentage and was issued on or after May 1, 2011, your GWB is not reduced by the Recapture Charge at the time the GMWB is elected or converted.

▪	Notes:
♦	If your endorsement contains a varying benefit percentage:
-
Your GAWA% and GAWA are not determined until the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of a GMWB Income Option.

-
If your endorsement allows for re-determination of the GAWA%, your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment if the endorsement is elected at issue or your Contract Value less any applicable Recapture Charge if the endorsement is elected after issuance of the Contract.

♦	If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base is set equal to your GWB at the time of election.
♦	If your endorsement includes a 200% Guaranteed Withdrawal Balance Adjustment provision, your initial 200% GWB adjustment is set equal to 200% times your initial GWB.
♦	If your endorsement includes a 400% Guaranteed Withdrawal Balance Adjustment provision, your initial 400% GWB adjustment is set equal to 400% times your initial GWB.
♦	If your endorsement includes a GMWB Death Benefit provision, your initial GMWB death benefit is set equal to your initial GWB.
♦
If your endorsement includes an Earnings-Sensitive Adjustment provision, your initial GMWB Earnings Determination Baseline is set equal to your initial Premium payment if the endorsement is elected at issue or your Contract Value less any applicable Recapture Charge if the endorsement is elected after issuance of the Contract.

Example 2: This example demonstrates how your GAWA% is determined.  If your endorsement contains a varying benefit percentage, your GAWA% is determined on the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of the Life Income of a GMWB Income Option.  Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

▪
If your endorsement allows for re-determination of the GAWA%, your GAWA% will be re-determined based on your attained age if your Contract Value (or highest quarterly Contract Value, as applicable) at the time of a step-up is greater than the BDB.

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000 at the time of payment, and your Contract includes a Contract Enhancement provision which provides $2,500 to your contract at the time of the Premium Payment:

♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

-
If your endorsement does not contain a varying benefit percentage and was issued on or after May 1, 2011, your new GWB is $152,500, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000) plus the Contract Enhancement resulting from the Premium payment ($2,500).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment ($50,000*0.05 = $2,500).
-
If your endorsement does not contain a varying benefit percentage and was issued on or after May 1, 2011, your GAWA is $7,625, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of the amount of increase in your GWB resulting from the additional Premium payment.

♦
If your endorsement includes an Earnings-Sensitive Adjustment and your GMWB Earnings Determination Baseline is $100,000 at the time of the additional Premium payment, your new GMWB Earnings Determination Baseline is $150,000, which is your GMWB Earnings Determination Baseline prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Note that GMWB Earnings Determination Baseline is not subject to a maximum.

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

▪	Notes:
♦	If your endorsement contains a varying benefit percentage:
-	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA% has been determined.
-	If your endorsement allows for re-determination of the GAWA%, your BDB is increased by the Premium payment.
♦	If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base is increased by the Premium payment, subject to a maximum of $5,000,000.
♦	If your endorsement includes a 200% Guaranteed Withdrawal Balance Adjustment provision:
-
If the Premium payment occurs prior to the first Contract Anniversary following the effective date of the endorsement, your 200% GWB adjustment is increased by the Premium payment times 200%, subject to a maximum of $5,000,000.  For example, if, as in Example 3a, you make an additional Premium payment of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your 200% GWB adjustment value before the additional Premium payment is $200,000, then the 200% GWB adjustment is increased by 200% of the additional Premium payment.  The resulting 200% GWB adjustment is $200,000 + $100,000 = $300,000.

-
If the Premium payment occurs on or after the first Contract Anniversary following the effective date of the endorsement, your 200% GWB adjustment is increased by the Premium payment, subject to a maximum of $5,000,000.  For example, if you make an additional Premium payment of $50,000 after your first Contract Anniversary following the effective date of the endorsement, and your 200% GWB adjustment value before the additional Premium payment is $200,000, then the 200% GWB adjustment is increased by 100% of the additional Premium payment.  The resulting 200% GWB adjustment is $200,000 + $50,000 = $250,000.

♦	If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit is increased by the Premium payment, subject to a maximum of $5,000,000.
♦	If your endorsement includes an Earnings-Sensitive Adjustment provision, your GMWB Earnings Determination Baseline is increased by the Premium payment.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA for endorsements for non-qualified and qualified contracts that do not permit withdrawals in excess of the GAWA or which is the greater of your GAWA or your RMD for those GMWBs related to qualified contracts that permit withdrawals in excess of the GAWA to equal your RMD).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your endorsement allows for re-determination of the GAWA%, your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base remains unchanged since the withdrawal did not exceed the guaranteed amount; however, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.
♦
If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit may be reduced.  In the case where your GMWB death benefit is reduced for all withdrawals, it will be reduced by the amount of the withdrawal since the withdrawal did not exceed the greater of the GAWA or the RMD.

♦
If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, and if your GAWA falls below your GWB, your GAWA will be adjusted to equal your GWB.  Depending on when your Contract was issued, this will occur either at the time a withdrawal causes the GWB to fall below the GAWA ,or at the end of your Contract Year if your GWB is at that time less than your GAWA.

♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

♦	If your endorsement includes an Earnings-Sensitive Adjustment provision:
-
The GMWB Earnings Determination Baseline will be reduced by the amount of the withdrawal in excess of GMWB Earnings. The GMWB Earnings Determination Baseline cannot be reduced below zero, however.  See Example 13.

-
An Earnings-Sensitive Adjustment may apply to your withdrawal, which will allow you to withdraw additional amounts from your contract during that  Contract Year without causing a proportional reduction of your GMWB.  See Examples 13a and 13b.

-

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 5a: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
♦	Your GWB is recalculated based on the type of endorsement you have elected.
-
If your endorsement contains an annual step-up provision or if your endorsement does not contain an annual step-up provision, is effective on or after 5/3/2010, and is not a For Life GMWB, your new GWB is $91,200, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

-
Otherwise, your new GWB is $90,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($130,000 - $10,000 = $120,000).

♦	Your GAWA is recalculated based on the type of endorsement you have elected
-
If your endorsement contains an annual step-up provision or if your endorsement does not contain an annual step-up provision, is effective on or after 5/3/2010, and is not a For Life GMWB, your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
Otherwise, if your endorsement is not a For Life GMWB, your GAWA for the next year remains $5,000, since it is recalculated to equal the lesser of 1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($120,000*0.05 = $6,000).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦	Your GWB is recalculated based on the type of endorsement you have elected.
-
If your endorsement contains an annual step-up provision or if your endorsement does not contain an annual step-up provision, is effective on or after 5/3/2010, and is not a For Life GMWB, your new GWB is $90,250, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

-
Otherwise, your new GWB is $90,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($105,000 - $10,000 = $95,000).

♦	Your GAWA is recalculated based on the type of endorsement you have elected
-
If your endorsement contains an annual step-up provision or if your endorsement does not contain an annual step-up provision, is effective on or after 5/3/2010, and is not a For Life GMWB, your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
Otherwise, if your endorsement is not a For Life GMWB, your GAWA for the next year is recalculated to equal $4,750, which is the lesser of 1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($95,000*0.05 = $4,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,000 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date, and the amount of your final withdrawal would be less than your GAWA (and equal to your remaining GWB).  In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦	Your GWB is recalculated based on the type of endorsement you have elected.
-
If your endorsement contains an annual step-up provision or if your endorsement does not contain an annual step-up provision, is effective on or after 5/3/2010, and is not a For Life GMWB, your new GWB is $85,500, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

-
Otherwise, your new GWB is $45,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($55,000 - $10,000 = $45,000).

♦	Your GAWA is recalculated based on the type of endorsement you have elected
-
If your endorsement contains an annual step-up provision or if your endorsement does not contain an annual step-up provision, is effective on or after 5/3/2010, and is not a For Life GMWB, your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
Otherwise, if your endorsement is not a For Life GMWB, your GAWA for the next year is recalculated to equal $2,250, which is the lesser of 1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($45,000*0.05 = $2,250).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($45,000 / $2,250 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA.

▪	Notes:
♦	If your endorsement contains a varying benefit percentage and allows for re-determination of your GAWA%, your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base is recalculated to equal the lesser of 1) your bonus base prior to the withdrawal or 2) your GWB following the withdrawal.  In addition, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.
♦
If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit will be reduced.  In the case where your GMWB Death Benefit is reduced for all withdrawals, the GMWB Death Benefit is reduced in the same manner that the GWB is reduced; it is first reduced dollar for dollar for the GAWA and then is reduced in the same proportion that the Contract Value is reduced for the amount of the withdrawal in excess of the GAWA.  Otherwise, your GMWB Death Benefit is only reduced in the same proportion that the Contract Value is reduced for the amount of the withdrawal in excess of the GAWA.

♦
If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, and if your GAWA falls below your GWB, your GAWA will be adjusted to equal your GWB.  Depending on when your Contract was issued, this will occur either at the time a withdrawal causes the GWB to fall below the GAWA ,or at the end of your Contract Year if your GWB is at that time less than your GAWA.

♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

♦	If your endorsement includes an Earnings-Sensitive Adjustment provision:
-
The GMWB Earnings Determination Baseline will be reduced by the amount of the withdrawal in excess of GMWB Earnings. The GMWB Earnings Determination Baseline cannot be reduced below zero, however.  See Example 13.

-
Your GWB will be reduced dollar for dollar for up to the sum of the Earnings-Sensitive Adjustments during that Contract Year and the GAWA, and your GWB and GAWA will be reduced proportionally only for the portion of the withdrawal in excess of that amount.  See Example 13c.

Example 6: This example illustrates how GMWB values are re-determined upon step-up (This example only applies if your endorsement contains a step-up provision.)

▪
Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value (or highest quarterly Contract Value, as applicable) is $200,000, your GWB is $90,000, and your GAWA is $5,000:

♦	Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value (or highest quarterly Contract Value, as applicable).
♦
If your GAWA% is not eligible for re-determination, your GAWA for the next year is recalculated to equal $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).

-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($200,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

♦
However, if your GAWA% is eligible for re-determination and the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value (or highest quarterly Contract Value, as applicable) at the time of the step-up is greater than your BDB.

-	If, in the example above, your BDB is $100,000 and the GAWA% at the applicable attained age is 6%:
•	Your GAWA% is set to 6%, since your Contract Value (or highest quarterly Contract Value, as applicable)($200,000) is greater than your BDB ($100,000).
•	Your GAWA is equal to $12,000, which is your new GWB multiplied by your new GAWA% ($200,000 * 0.06 = $12,000).
•
Your BDB is recalculated to equal $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (or highest quarterly Contract Value, as applicable) at the time of step-up ($200,000).

♦
If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision your bonus base is $100,000 just prior to the step-up, your bonus base is recalculated to equal $200,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).

-
If your endorsement allows for the Bonus Period to re-start and you have not passed your Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.

▪
Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value (or highest quarterly Contract Value, as applicable) is $90,000, your GWB is $80,000, and your GAWA is $5,000:

♦	Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value (or highest quarterly Contract Value, as applicable).
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 18 years, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If your GAWA% is eligible for re-determination and the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value (or highest quarterly Contract Value, as applicable) is greater than your BDB.  However, in this case, it is assumed that your initial Premium is $100,000.  Your BDB would not be less than $100,000, implying that this would not be an opportunity for a re-determination of the GAWA%.  In addition, if your BDB is $100,000 prior to the step-up, your BDB remains $100,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (or highest quarterly Contract Value, as applicable) at the time of step-up ($90,000).

♦
If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision and your bonus base is $100,000 just prior to the step-up, your bonus base remains $100,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($90,000).

-	Even if your endorsement allows for the Bonus Period to re-start, your Bonus Period will not re-start since your bonus base has not been increased due to the step-up.

▪	Notes:
♦
Your endorsement may contain a provision allowing the Company to increase the GMWB charge upon step-up.  If the charge does increase, a separate calculation would be recommended to establish if the step-up is beneficial.

♦
If your endorsement contains a provision for automatic step-ups, your GWB will only step up to the Contract Value (or highest quarterly Contract Value, as applicable) if the Contract Value (or highest quarterly Contract Value, as applicable) is greater than your GWB at the time of the automatic step-up.

♦
If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and a provision for automatic step-ups, your bonus base will be re-determined only if your GWB is increased upon step-up to a value above your bonus base just prior to the step-up.

♦	If your endorsement contains a varying benefit percentage, your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.
♦	If your endorsement contains a Guaranteed Withdrawal Balance Adjustment provision, your GWB adjustment remains unchanged since step-ups do not impact the GWB adjustment.
♦	If your endorsement contains a GMWB Death Benefit provision, your GMWB death benefit remains unchanged since step-ups do not impact the GMWB death benefit.
♦
If your endorsement bases step-ups on the highest quarterly Contract Value, the highest quarterly Contract Value is equal to the greatest of the four most recent quarterly adjusted Contract Values.  The quarterly adjusted Contract Values are initialized on each Contract Quarterly Anniversary and are adjusted for any Premiums and/or withdrawals subsequent to the initialization in the same manner as the GWB.

♦
If your endorsement includes an Earnings-Sensitive Adjustment provision, your GMWB Earnings Determination Baseline remains unchanged since step-ups do not impact the GMWB Earnings Determination Baseline.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision (if applicable) to impact re-determination of GMWB values.  (This example only applies if your endorsement contains a step-up provision.)

▪
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value (or highest quarterly Contract Value, as applicable) is $200,000, your GAWA is $5,000, your GAWA% is not eligible for re-determination upon step-up, your GWB is $100,000 and you wish to step up your GWB (or your GWB is due to step up automatically) and you also wish to take a withdrawal of an amount equal to $5,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value (or highest quarterly Contract Value, as applicable).  At that time, your GAWA is recalculated and is equal to $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).  On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and your bonus base is $100,000 just prior to the step-up, at the time of step-up, your bonus base is recalculated and is equal to $200,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).  Your bonus base is not adjusted upon withdrawal since the amount of the withdrawal does not exceed your GAWA.

-
If your endorsement allows for the Bonus Period to re-start and you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.

-
If your endorsement allows for re-determination of the GAWA% and your BDB is $100,000 just prior to the step-up, then at the time of step-up, your BDB is recalculated and is equal to $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (or highest quarterly Contract Value, as applicable) at the time of step-up ($200,000).  Your BDB is not adjusted upon withdrawal since the BDB is not reduced for partial withdrawals.

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value becomes $195,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000).  Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and your bonus base is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your bonus base is not adjusted since the amount of the withdrawal does not exceed your GAWA.  At the time of step-up, your bonus base is recalculated and is equal to $195,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($195,000).

-
If your endorsement allows for the Bonus Period to re-start and you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.

-
If your endorsement allows for re-determination of the GAWA% and your BDB is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your BDB is not adjusted since the BDB is not reduced for partial withdrawals.  At the time of step-up, your BDB is recalculated and is equal to $195,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (or highest quarterly Contract Value, as applicable) at the time of step-up ($195,000).

▪	Notes:
♦
As the example illustrates, when considering a request for a withdrawal at or near the same time as the election or automatic application of a step-up, the order of the transactions may impact your GAWA.

-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.  This is especially true if your endorsement allows for re-determination of the GAWA% and the step-up would result in a re-determination of the GAWA%.

-
If your endorsement contains an annual step-up provision, the step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	Your endorsement may contain a provision allowing the Company to increase the GMWB charge upon step-up.
♦
If your endorsement contains a provision for automatic step-ups, your GWB will only step up to the Contract Value (or highest quarterly Contract Value, as applicable) if the Contract Value (or highest quarterly Contract Value, as applicable) is greater than your GWB at the time of the automatic step-up.

♦
If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and a provision for automatic step-ups, your bonus base will be re-determined only if your GWB is increased upon step-up to a value above your bonus base just prior to the step-up.

♦	If your endorsement contains a varying benefit percentage, the GAWA% is determined at the time of the withdrawal (if not previously determined).
-
If your endorsement allows for re-determination of the GAWA%, the GAWA% is re-determined upon step-up if your Contract Value (or highest quarterly Contract Value, as applicable) is greater than your BDB.

♦	If your endorsement contains a Guaranteed Withdrawal Balance Adjustment provision, your Guaranteed Withdrawal Balance Adjustment provision is terminated at the time of the withdrawal.
♦
If your endorsement contains a GMWB Death Benefit provision, the GMWB death benefit would not be adjusted for the step-up since step-ups do not impact the GMWB death benefit, but your GMWB death benefit may be reduced for the withdrawal.

♦
If your endorsement bases step-ups on the highest quarterly Contract Value, the highest quarterly Contract Value is equal to the greatest of the four most recent quarterly adjusted Contract Values.  The quarterly adjusted Contract Values are initialized on each Contract Quarterly Anniversary and are adjusted for any Premiums and/or withdrawals subsequent to the initialization in the same manner as the GWB.

♦
If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, and if your GAWA falls below your GWB, your GAWA will be adjusted to equal your GWB.  Depending on when your Contract was issued, this will occur either at the time a withdrawal causes the GWB to fall below the GAWA ,or at the end of your Contract Year if your GWB is at that time less than your GAWA.

♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where a minimum death benefit is reduced proportionately for withdrawals, the death benefit may be reduced by more than the amount of the withdrawal.

♦
If your endorsement includes an Earnings-Sensitive Adjustment provision, your GMWB Earnings Determination Baseline would not be adjusted for the step-up since step-ups do not impact the GMWB Earnings Determination Baseline, but your GMWB Earnings Determination Baseline may be reduced for the withdrawal.  See Example 13 to see how the GMWB Earnings Determination Baseline is re-determined on a withdrawal.

Example 8: This example illustrates how GMWB values are re-determined upon application of the Guaranteed Withdrawal Balance Bonus.  (This example only applies during the Bonus Period if your endorsement contains a Guaranteed Withdrawal Balance Bonus provision.)

▪	Example 8a: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $100,000, your bonus base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $107,000, which is equal to your GWB plus 7% of your bonus base ($100,000 + $100,000*0.07 = $107,000).
♦	Your GAWA for the next year is recalculated to equal $5,350, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($107,000*0.05 = $5,350).
♦
After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($107,000 / $5,350 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 8b: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $90,000, your bonus base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $97,000, which is equal to your GWB plus 7% of your bonus base ($90,000 + $100,000*0.07 = $97,000).
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($97,000*0.05 = $4,850).
♦
After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($97,000 / $5,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your bonus base is not recalculated upon the application of the bonus to your GWB.
♦
If your endorsement contains a varying benefit percentage, your GAWA is recalculated upon the application of the bonus (as described above) only if the application of the bonus occurs after your GAWA% has been determined.

♦	If your endorsement allows for re-determination of the GAWA%, your BDB remains unchanged since the BDB is not impacted by the application of the bonus.
♦	If your endorsement includes a Guaranteed Withdrawal Balance Adjustment provision, your GWB adjustment remains unchanged since the GWB adjustment is not impacted by the application of the bonus.
♦	If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit remains unchanged since the GMWB death benefit is not impacted by the application of the bonus.
♦
If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, and if your GAWA falls below your GWB, your GAWA will be adjusted to equal your GWB.  Depending on when your Contract was issued, this will occur either at the time a withdrawal causes the GWB to fall below the GAWA ,or at the end of your Contract Year if your GWB is at that time less than your GAWA.

♦
If your endorsement includes an Earnings-Sensitive Adjustment provision, your GMWB Earnings Determination Baseline remains unchanged since the GMWB Earnings Determination Baseline is not impacted by the application of the bonus.

Example 9: This example illustrates how the GAWA is re-determined when the For Life Guarantee becomes effective after the effective date of the endorsement.  At the time the For Life Guarantee becomes effective, your GAWA is re-determined.  (This example only applies if your endorsement is a For Life GMWB that contains a For Life Guarantee that becomes effective after the effective date of the endorsement.)

▪	Example 9a: This example demonstrates what happens if on the reset date your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000*0.05 = $2,500).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

▪	Example 9b: This example demonstrates what happens if your Contract Value has fallen to $0 prior to the reset date, your GWB is $50,000 and your GAWA is $5,000:
♦
You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted.  However, your GAWA would not be permitted to exceed your remaining GWB.  Your GAWA is not recalculated since the Contract Value is $0.

♦	The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.

▪	Example 9c: This example demonstrates what happens if on the reset date, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0*0.05 = $0).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

♦
Although your GAWA is $0, upon step-up or subsequent Premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
Your reset date is the Contract Anniversary on or immediately following the date you attain age 59 1/2 (or the date the youngest Covered Life attains, or would have attained, age 59 1/2 if your endorsement is a For Life GMWB with Joint Option).

Example 10: This example illustrates how the For Life Guarantee is affected upon death of the Owner on a For Life GMWB with Joint Option.  (This example only applies if your endorsement is a For Life GMWB with Joint Option.)

▪	This example demonstrates what happens if at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or become effective on the Contract Anniversary on the reset date.  Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect.  The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.

♦	Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

▪	Notes:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the date that the youngest Covered Life attains (or would have attained) age 59 1/2.

♦	If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision, your bonus base remains unchanged at the time of continuation.
♦	If your endorsement allows for re-determination of the GAWA%, your BDB remains unchanged at the time of continuation.
♦	If your endorsement includes an Earnings-Sensitive Adjustment provision, your GMWB Earnings Determination Baseline remains unchanged at the time of continuation.

Example 11: This example demonstrates how the GWB is re-determined upon application of the 200% Guaranteed Withdrawal Balance Adjustment.  (This example only applies if your endorsement contains a 200% Guaranteed Withdrawal Balance Adjustment or a 400% Guaranteed Withdrawal Balance Adjustment provision.  If your endorsement contains a 400% Guaranteed Withdrawal Balance Adjustment provision, the examples below still apply, given that you replace the 200% in each of the calculations with 400%)

▪
Example 11a: This example demonstrates what happens if on the 200% GWB Adjustment Date, your GWB is $160,000, your 200% GWB adjustment is $200,000, and you have taken no withdrawals on or prior to the 200% GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the 200% GWB adjustment ($160,000) or 2) the 200% GWB adjustment ($200,000).

▪
Example 11b: This example demonstrates what happens if on the 200% GWB Adjustment Date, your GWB is $210,000, your 200% GWB adjustment is $200,000, and you have taken no withdrawals on or prior to the 200% GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the 200% GWB adjustment ($210,000) or 2) the 200% GWB adjustment ($200,000).

▪	Notes:
♦	The 200% GWB adjustment provision is terminated on the 200% GWB Adjustment Date after the 200% GWB adjustment is applied (if any).
♦	Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.
♦	No adjustment is made to your bonus base since the bonus base is not impacted by the 200% GWB adjustment.
♦	If your endorsement allows for re-determination of the GAWA%, no adjustment is made to your BDB since the BDB is not impacted by the 200% GWB Adjustment.
♦	If your endorsement includes a GMWB Death Benefit provision, no adjustment is made to your GMWB death benefit since the GMWB death benefit is not impacted by the 200% GWB adjustment.
♦
If your endorsement includes an Earnings-Sensitive Adjustment provision, no adjustment is made to your GMWB Earnings Determination Baseline since the GMWB Earnings Determination Baseline is not impacted by the 200% GWB adjustment.

Example 12: This example demonstrates how funds are transferred to or from the GMWB Fixed Account, on each Contract Monthly Anniversary, via the formulas defined in the Transfer of Assets Methodology in Appendix F.  The annuity factors referenced in this example are also found in Appendix F.  (This example only applies if your endorsement contains a Transfer of Assets provision.)

▪
Example 12a: This example demonstrates what happens if on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000, and your Fixed Account Contract Value is $5,000:

♦	Your liability is equal to $91,560, which is your GAWA multiplied by your annuity factor ($6,000 * 15.26 = $91,560).
♦
The ratio is equal to 91.56%, which is the liability (net of the GMWB Fixed Account Contract Value) divided by the sum of the Separate Account Contract Value and the Fixed Account Contract Value [($91,560 - $0) / ($95,000 + $5,000) = 91.56%].

♦
Since the ratio (91.56%) is greater than 83%, funds are transferred from the Investment Divisions and the Fixed Account Options to the GMWB Fixed Account.  The amount of the transfer is equal to $57,800, which is the lesser of 1) the Separate Account Contract Value plus the Fixed Account Contract Value ($95,000 + $5,000 = $100,000) or 2) the liability (net of the GMWB Fixed Account Contract Value) less 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($91,560 - $0 - 0.80*($95,000 + $5,000)) / (1 - 0.80) = $57,800].

♦	Your GMWB Fixed Account Contract Value is $57,800, which is your previous GMWB Fixed Account Contract Value plus the amount of the transfer ($0 + $57,800 = $57,800).
♦
Your Separate Account Contract Value is $40,090, which is your previous Separate Account Contract Value less the amount of the transfer multiplied by the ratio of the Separate Account Contract Value to the sum of the Separate Account Contract Value and the Fixed Account Contract Value [$95,000 - $57,800 * ($95,000 / ($95,000 + $5,000)) = $40,090].

♦
Your Fixed Account Contract Value is $2,110, which is your previous Fixed Account Contract Value less the amount of the transfer multiplied by the ratio of the Fixed Account Contract Value to the sum of the Separate Account Contract Value and the Fixed Account Contract Value [$5,000 - $57,800 * ($5,000 / ($95,000 + $5,000)) = $2,110].

▪
Example 12b: This example demonstrates what happens if on your 13th Contract Monthly Anniversary, your annuity factor is 14.83, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $15,000, your Separate Account Contract Value is $90,000, your Fixed Account Contract Value is $10,000, your current allocation percentage to the Investment Divisions is 95%, and your current allocation percentage to the Fixed Account Options is 5%:

♦	Your liability is equal to $88,980, which is your GAWA multiplied by your annuity factor ($6,000 * 14.83 = $88,980).
♦
The ratio is equal to 73.98%, which is the liability (net of the GMWB Fixed Account Contract Value) divided by the sum of the Separate Account Contract Value and the Fixed Account Contract Value [($88,980 - $15,000) / ($90,000 + $10,000) = 73.98%].

♦
Since the ratio (73.98%) is less than 77%, funds are transferred from the GMWB Fixed Account to the Investment Divisions and the Fixed Account Options.  The amount of the transfer is equal to $15,000, which is the lesser of 1) the GMWB Fixed Account Contract Value ($15,000) or 2) the GMWB Fixed Account Contract Value less the liability plus 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($15,000 - $88,980 + 0.80 * ($90,000 + $10,000)) / (1 - 0.80) = $30,100].

♦	Your GMWB Fixed Account Contract Value is $0, which is your previous GMWB Fixed Account Contract Value less the amount of the transfer ($15,000 - $15,000 = $0).
♦
Your Separate Account Contract Value is $104,250, which is your previous Separate Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Investment Divisions ($90,000 + $15,000 * 0.95 = $104,250).

♦
Your Fixed Account Contract Value is $10,750, which is your previous Fixed Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Fixed Account Options ($10,000 + $15,000 * 0.05 = $10,750).

▪
Example 12c: This example demonstrates what happens if on your 25th Contract Monthly Anniversary, your annuity factor is 14.39, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $100,000, your Separate Account Contract Value is $0, your Fixed Account Contract Value is $0, your current allocation percentage to the Investment Divisions is 95%, and your current allocation percentage to the Fixed Account Options is 5%:

♦	Your liability is equal to $86,340, which is your GAWA multiplied by your annuity factor ($6,000 * 14.39 = $86,340).
♦	The ratio is not calculated since the sum of the Separate Account Contract Value and the Fixed Account Contract Value is equal to zero.
♦
Since all funds are allocated to the GMWB Fixed Account and the GMWB Fixed Account Contract Value ($100,000) is greater than the liability ($86,340), funds are transferred from the GMWB Fixed Account to the Investment Divisions and the Fixed Account Options.  The amount of the transfer is equal to $68,300, which is the lesser of 1) the GMWB Fixed Account Contract Value ($100,000) or 2) the GMWB Fixed Account Contract Value less the liability plus 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($100,000 - $86,340 + 0.80 * ($0 + $0)) / (1 - 0.80) = $68,300].

♦	Your GMWB Fixed Account Contract Value is $31,700, which is your previous GMWB Fixed Account Contract Value less the amount of the transfer ($100,000 - $68,300 = $31,700).
♦
Your Separate Account Contract Value is $64,885, which is your previous Separate Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Investment Divisions ($0 + $68,300 * 0.95 = $64,885).

♦
Your Fixed Account Contract Value is $3,415, which is your previous Fixed Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Fixed Account Options ($0 + $68,300 * 0.05 = $3,415).

▪	Notes:
♦
If your GAWA had not yet been determined prior to the transfer of assets calculation, the GAWA used in the liability calculation will be based on the GAWA% for your attained age (or the attained age of the youngest Covered Life if your endorsement is a For Life GMWB with Joint Option) at the time of the calculation multiplied by your GWB at that time.

♦
The amount transferred from each Investment Division and Fixed Account Option to the GMWB Fixed Account will be in proportion to their current value.  The amount transferred to each Investment Division and Fixed Account Option will be based on your most current Premium allocation instructions.

♦	Funds transferred out of the Fixed Account Option(s) will be subject to an Excess Interest Adjustment (if applicable).
♦	No adjustments are made to the GWB, the GAWA, the bonus base, the GWB adjustment, or the GMWB death benefit as a result of the transfer.

Example 13: This example expands on the basic examples at pages 171and 183 and demonstrates how GMWB values are valued and re-determined at the time of a withdrawal when the Earnings-Sensitive Adjustment increases the permissible withdrawal amount.  (This example only applies if your endorsement contains an Earnings-Sensitive Adjustment provision.)

▪
Example 13a: This example demonstrates how the Earnings-Sensitive Adjustment is applied if the GMWB Earnings are in excess of the total withdrawal.  This example assumes that you request a withdrawal that includes the applicable Earnings-Sensitive Adjustment, if any, where at the time of the withdrawal your Contract Value is $118,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year. Thus, your requested withdrawal amount (before the application of the Earnings-Sensitive Adjustment) is $5,000:

♦	Your GMWB Earnings are equal to $18,000, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($118,000 - $100,000 = $18,000).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦	The Earnings-Sensitive Adjustment is equal to $3,333, which is the lesser of two quantities:
-	$7,200, which is equal to 40% of the GMWB Earnings (0.40 * $18,000 = $7,200)
-	$3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).
♦
The total withdrawal amount is equal to $8,333, which is the requested withdrawal amount before the Earnings-Sensitive Adjustment (or your MEWAR) plus the Earnings-Sensitive Adjustment ($5,000 + $3,333 = $8,333).

♦	Your Contract Value after the withdrawal is equal to $109,667, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($118,000 - $8,333 = $109,667).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $100,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($0, since the withdrawal of $8,333 is less than the GMWB Earnings of $18,000).  Since the GMWB Earnings is in excess of the total withdrawal the GMWB Earnings Determination Baseline is not reduced.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($3,333 + $5,000 - $8,333 = 0).

♦
Your GWB after the withdrawal is equal to $91,667, which is the GWB before the withdrawal less the total partial withdrawal ($100,000 - $8,333 = $91,667). Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,333) plus the GAWA ($5,000), no proportional reduction applies to your GWB for this withdrawal.

♦
Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,333) plus the GAWA ($5,000), your GAWA is unchanged after the withdrawal.

▪
Example 13b: This example demonstrates how the Earnings-Sensitive Adjustment is applied if there are no GMWB Earnings in the Contract, i.e. your Contract Value is less than the GMWB Earnings Determination Baseline at the time of your total withdrawal.  This example assumes that you request a withdrawal that includes the applicable Earnings-Sensitive Adjustment, if any, where at the time of the withdrawal your Contract Value is $98,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year. Thus, your requested withdrawal amount (before the application of the Earnings-Sensitive Adjustment) is $5,000:

♦	Your GMWB Earnings are equal to $0, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($98,000 - $100,000 = -$2,000 which is less than zero).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦	The Earnings-Sensitive Adjustment is equal to $0, which is the lesser of two quantities:
-	$0, which is equal to 40% of the GMWB Earnings (0.40 * $0 = $0)
-	$3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).
♦
The total withdrawal amount is equal to $5,000, which is the requested withdrawal amount before the Earnings-Sensitive Adjustment (or your MEWAR) plus the Earnings-Sensitive Adjustment ($5,000 + $0 = $5,000).

♦	Your Contract Value after the withdrawal is equal to $93,000, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($98,000 - $5,000 = $93,000).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $95,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($5,000 - $0 = $5,000).  Since there are no GMWB Earnings at the time of the withdrawal the GMWB Earnings Determination Baseline is reduced by the total withdrawal amount.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $5,000 = 0).

♦
Your GWB after the withdrawal is equal to $95,000, which is the GWB before the withdrawal less the total partial withdrawal ($100,000 - $5,000 = $95,000). Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($0) plus the GAWA ($5,000), no proportional reduction applies to your GWB for this withdrawal.

♦
Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($0) plus the GAWA ($5,000), your GAWA is unchanged after the withdrawal.

▪
Example 13c: This example demonstrates an Excess Withdrawal that results in a re-determination of your GWB and GAWA.  This example assumes that you request a withdrawal for $15,000 where at the time of the withdrawal your Contract Value is $108,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year.

♦	Your GMWB Earnings are equal to $8,000, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($108,000 - $100,000 = $8,000).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦
Because you specified a withdrawal of exactly $15,000 including the Earnings-Sensitive Adjustment, the amount of the Earnings-Sensitive Adjustment for that withdrawal must be calculated. This requires a couple of steps.

First, the Earnings-Sensitive Adjustment that would apply to a withdrawal of the MEWAR is calculated.  This is the maximum Earnings-Sensitive Adjustment that could apply to a withdrawal of any size at that time.  The maximum Earnings-Sensitive Adjustment is equal to $3,200, which is the lesser of two quantities:

$3,200, which is equal to 40% of the GMWB Earnings (0.40 * $8,000 = $3,200)
$3,333, which is equal to 2/3 of the MEWAR (2/3 * $5,000 = $3,333).

Second, your requested withdrawal is compared to the withdrawal of the MEWAR ($5,000) plus the maximum Earnings-Sensitive Adjustment ($3,200).  Your requested withdrawal of $15,000 is greater than $8,200 ($5,000 + $3,200), so your Earnings-Sensitive Adjustment is equal to the maximum Earnings-Sensitive Adjustment ($3,200).

Thus, your $15,000 withdrawal has a $3,200 Earnings-Sensitive Adjustment.  Note that the result is the same as if you had requested a withdrawal of $11,800 plus the Earnings-Sensitive Adjustment, since your total withdrawal would also have been $15,000 in that case.

♦	The total withdrawal amount is equal to $15,000. Thus, your requested withdrawal exceeds your GAWA plus the Earnings-Sensitive Adjustment.
♦	Your Contract Value after the withdrawal is equal to $93,000, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($108,000 - $15,000 = $93,000).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $93,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($15,000 - $8,000 = $7,000).  Since a portion of the total withdrawal ($7,000) is in excess of GMWB Earnings, the GMWB Earnings Determination Baseline is reduced by the amount of the withdrawal in excess of GMWB Earnings.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($3,200 + $5,000 - $15,000 = -$6,800 which is less than zero).

♦
Your GWB after the withdrawal is equal to $85,545, which is your GWB reduced dollar for dollar for your GAWA plus the Earnings-Sensitive Adjustments in the current Contract Year, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA plus the Earnings-Sensitive Adjustments for the current Contract Year [($100,000 - $8,200) * (1 - ($15,000 - $8,200) / ($108,000 - $8,200)) = $85,545].

♦
Since the total partial withdrawals for the year ($15,000) then exceeds the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200) plus the GAWA ($5,000), your GAWA after the withdrawal is equal to $4,659, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA plus the Earnings-Sensitive Adjustments for the current Contract Year [$5,000*(1-($15,000-$8,200)/($108,000-$8,200))=$4,659].

▪	Notes:
♦	If your For Life Guarantee is not in effect, your Earnings-Sensitive Adjustment may not exceed the greater of zero or your GWB less the MEWAR.
♦
If you request a withdrawal of an exact amount (for example, you wish to take a withdrawal from your Contract Value of only your GAWA, and no more), an Earnings-Sensitive Adjustment will still be calculated.  The effect of that Earnings-Sensitive Adjustment will be to potentially allow for an additional amount available for withdrawal during the current Contract Year without incurring proportional reduction of your benefit.  In other words, due to the Earnings-Sensitive Adjustment your GAWA may decrease by less than the total amount of Contract Value withdrawn.

APPENDIX E

GMWB PROSPECTUS EXAMPLES

Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups (“LifeGuard Freedom Flex” and “LifeGuard Freedom Flex with Joint Option GMWB”)

For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets (“Jackson Select”) for Endorsements Issued on or After October 11, 2010 (no longer offered as of May 1, 2011)

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment, Annual Step-Up and Transfer of Assets (“Jackson Select With Joint Option GMWB”) for Endorsements Issued on or After October 11, 2010 (no longer offered as of May 1, 2011)

For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets (“Jackson Select Protector GMWB”)

Unless otherwise specified, the following examples apply to and assume you elected either LifeGuard Freedom Flex, LifeGuard Freedom Flex with Joint Option, Jackson Select, Jackson Select With Joint Option or Jackson Select Protector GMWB (referred to below as a GMWB) when you purchased your Contract, no other optional benefits other than any available Contract Enhancements that could be elected, your initial Premium payment net of any applicable Premium taxes, plus any Contract Enhancement was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges and no prior partial withdrawals have been made.  The examples generally only assume a 200% Guaranteed Withdrawal Balance Adjustment (GWB Adjustment) unless specifically noted, as a 400% GWB Adjustment is not available under all GMWBs.  The examples assume that your age when the GAWA% is first determined corresponds to a GAWA% of 5%, the GMWB elected has a bonus percentage of 7%, and the GMWB and any For Life Guarantee have not been terminated as described in the Access to Your Money section of this prospectus at page 69.  If your age at the time the GAWA% is first determined corresponds to a GAWA% other than 5%, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%.  If you elected a GMWB with a bonus percentage other than 7%, the examples will still apply if you replace the 7% in each of the bonus calculations with the appropriate bonus percentage for the GMWB you elected. References to the GMWB Death Benefit refer to a death benefit provided by certain GMWB endorsements, but not to any separate death benefit endorsement.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5000).

▪	Example 1b: If the GMWB is added after issue (subject to availability) when the Contract Value is $105,000:
♦	Your initial GWB is $105,000, which is your Contract Value on the effective date of the endorsement.
♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Notes:
♦
Your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, if the endorsement is elected at issue or your Contract Value if the endorsement is elected after issuance of the contract, subject to availability.

♦	If your endorsement includes a GWB Bonus provision, your initial Bonus Base is set equal to your GWB at the time of election.
♦	If your endorsement includes a 200% GWB Adjustment provision, your initial 200% GWB Adjustment is set equal to 200% times your initial GWB.
♦	If your endorsement includes a 400% GWB Adjustment provision, your initial 400% GWB Adjustment is set equal to 400% times your initial GWB.
♦	If your endorsement includes a GMWB Death Benefit provision, your initial GMWB Death Benefit is set equal to your initial GWB.

Example 2: This example demonstrates how your GAWA% is determined.  Your GAWA% is determined on the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of the Life Income of a GMWB Income Option.  Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

▪
Your GAWA% will be re-determined based on your attained age if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of a step-up is greater than the BDB.

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement of $50,000 and your GWB is $100,000 at the time of payment:

♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦
Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement ($50,000*0.05 = $2,500).

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

♦
Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement ($100,000) exceeds the maximum of $5,000,000.

♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA% has been determined.
♦	Your BDB is increased by the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement. The BDB is not subject to a maximum of $5,000,000.
♦
If your endorsement includes a GWB Bonus provision, your Bonus Base is increased by the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5,000,000.

♦
If your endorsement includes a 200% GWB Adjustment provision and the Premium payment occurs prior to the first Contract Anniversary following the effective date of the endorsement, your 200% GWB Adjustment is increased by the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement times 200%, subject to a maximum of $5,000,000.  For example, if, as in Example 3a, you make an additional Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your 200% GWB Adjustment value before the additional Premium payment is $200,000, then the 200% GWB Adjustment is increased by 200% of the additional Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement.  The resulting 200% GWB Adjustment is $200,000 + $100,000 = $300,000.

♦
If your endorsement includes a 200% GWB Adjustment provision and the Premium payment occurs on or after the first Contract Anniversary following the effective date of the endorsement, your 200% GWB Adjustment is increased by the Premium payment, net of any applicable Premium taxes,  plus any Contract Enhancement, subject to a maximum of $5,000,000.  For example, if you make an additional Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement of $50,000 after your first Contract Anniversary following the effective date of the endorsement, and your 200% GWB Adjustment value before the additional Premium payment is $200,000, then the 200% GWB Adjustment is increased by 100% of the additional Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement.  The resulting 200% GWB Adjustment is $200,000 + $50,000 = $250,000.

♦
If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit is increased by the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5,000,000.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA)).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the death of any Owner or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your initial and unchanged RMD ($7,500),  it would take approximately an additional   12  years to deplete your GWB ($92,500 / $7,500 per year = approximately 12  years), provided that there are no further adjustments made to your GWB or your RMD (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your RMD could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 12  years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
If your endorsement includes a GWB Bonus provision, your Bonus Base remains unchanged since the withdrawal did not exceed the guaranteed amount; however, no Bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	If your endorsement includes a 200% GWB adjustment provision, your GWB Adjustment provision is terminated since a withdrawal is taken.
♦
If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit may be reduced.  In the case where your GMWB Death Benefit is reduced for all withdrawals, it will be reduced by the amount of the withdrawal since the withdrawal did not exceed the greater of the GAWA or the RMD.

♦	If the For Life Guarantee is not in effect, at the end of each Contract Year your GAWA would not be permitted to exceed your remaining GWB.
♦	Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 5a: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
♦
Your new GWB is $91,200, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the any death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
Your new GWB is $90,250, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

-
Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $85,500, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
If your endorsement includes a GWB Bonus provision, your Bonus Base is recalculated to equal the lesser of 1) your Bonus Base prior to the withdrawal or 2) your GWB following the withdrawal.  In addition, no Bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	If your endorsement includes a 200% GWB Adjustment provision, your GWB Adjustment provision is terminated since a withdrawal is taken.
♦
If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit will be reduced.  In the case where your GMWB Death Benefit is reduced for all withdrawals, the GMWB Death Benefit is reduced in the same manner that the GWB is reduced; it is first reduced dollar for dollar for the GAWA and then is reduced in the same proportion that the Contract Value is reduced for the amount of the withdrawal in excess of the GAWA.  Otherwise, your GMWB Death Benefit is only reduced in the same proportion that the Contract Value is reduced for the amount of the withdrawal in excess of the GAWA.

♦	If the For Life Guarantee is not in effect, at the end of each Contract Year your GAWA would not be permitted to exceed your remaining GWB.
♦
The Excess Withdrawal is defined to be the lesser of the total amount of the current partial withdrawal, or the amount     by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example illustrates how GMWB values are re-determined upon automatic step-up.

▪
Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $200,000, your GWB is $90,000, and your GAWA is $5,000:

♦
Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).

♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of the step-up is greater than your BDB.

-	If, in the example above, your BDB is $100,000 and the GAWA% at the applicable attained age is 6%:
•
Your GAWA% is set to 6%, since your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable)($200,000) is greater than your BDB ($100,000).

•	Your GAWA is equal to $12,000, which is your new GWB multiplied by your new GAWA% ($200,000 * 0.06 = $12,000).
•
Your BDB is recalculated to equal $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($200,000).

♦
If your endorsement includes a GWB Bonus provision and your Bonus Base is $100,000 just prior to the step-up, your Bonus Base is recalculated to equal $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).

-
If you have not passed your Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

▪
Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $90,000, your GWB is $80,000, and your GAWA is $5,000:

♦
Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).

♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is greater than your BDB.  However, in this case, it is assumed that your initial Premium, net of any applicable Premium taxes, plus any Contract Enhancement is $100,000.  Your BDB would not be less than $100,000, entailing that this would not cause a re-determination of the GAWA%.  Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).  In addition, if your BDB is $100,000 prior to the step-up, your BDB remains $100,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($90,000).

♦
If your endorsement includes a GWB Bonus provision and your Bonus Base is $100,000 just prior to the step-up, your Bonus Base remains $100,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($90,000).

-	Your Bonus Period will not re-start since your Bonus Base has not been increased due to the step-up.

▪	Notes:
♦
Your endorsement contains a provision allowing the Company to increase the GMWB charge upon step-up.  If the charge does increase, a separate calculation is advisable to establish if the step-up is beneficial.

♦	If your endorsement includes a GWB Bonus provision, your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.
♦	If your endorsement includes a 200% GWB Adjustment provision, your GWB Adjustment remains unchanged since step-ups do not impact the GWB Adjustment.
♦	If your endorsement contains a GMWB Death Benefit provision, your GMWB Death Benefit remains unchanged since step-ups do not impact the GMWB death benefit.
♦
If your endorsement bases step-ups on the highest quarterly Contract Value, the highest quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus any Contract Enhancement, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision (if applicable) to impact re-determination of GMWB values.

▪
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $200,000, your GAWA is $5,000, your GWB is $100,000, your GWB is due to Step Up automatically, and you also wish to take a withdrawal of an amount equal to $5,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).  At that time, your GAWA is equal to $10,000, which is 5% of your new GWB ($200,000*0.05 = $10,000).  On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your endorsement includes a GWB Bonus provision and your Bonus Base is $100,000 just prior to the step-up, at the time of step-up, your Bonus Base is recalculated and is equal to $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).  Your Bonus Base is not adjusted upon withdrawal since the amount of the withdrawal does not exceed your GAWA.

-
If your endorsement includes a GWB Bonus provision and you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If your BDB is $100,000 just prior to the step-up, then at the time of step-up, your BDB is recalculated and is equal to $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($200,000).  Your BDB is not adjusted upon withdrawal since the BDB is not reduced for partial withdrawals.

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) becomes $195,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000).  Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).  At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your endorsement includes a GWB Bonus provision and your Bonus Base is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your Bonus Base is not adjusted since the amount of the withdrawal does not exceed your GAWA.  At the time of step-up, your Bonus Base is recalculated and is equal to $195,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($195,000).

-
If your endorsement includes a GWB Bonus provision and you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If your BDB is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your BDB is not adjusted since the BDB is not reduced for partial withdrawals.  At the time of step-up, your BDB is recalculated and is equal to $195,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($195,000).

▪	Notes:
♦	As the example illustrates, when considering a request for a withdrawal at or near the same time as application of a step-up, the order of the two transactions may impact your GAWA.
-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied. If the step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	If your endorsement includes a GWB Bonus provision, your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	The GAWA% is determined at the time of the withdrawal (if not previously determined).
-
The GAWA% is re-determined upon step-up if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is greater than your BDB.

♦
If your endorsement includes a 200% GWB adjustment provision, your GWB Adjustment provision is terminated at the time of the withdrawal. If your endorsement contains a GMWB Death Benefit provision, the GMWB Death Benefit would not be adjusted for the step-up since step-ups do not impact the GMWB death benefit, but your GMWB Death Benefit may be reduced for the withdrawal.

♦
If your endorsement contains a GMWB Death Benefit provision, the GMWB Death Benefit would not be adjusted for the step-up since step-ups do not impact the GMWB death benefit, but your GMWB Death Benefit may be reduced for the withdrawal.

♦
If your endorsement bases step-ups on the highest quarterly Contract Value, the highest quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus any Contract Enhancement, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

♦	If the For Life Guarantee is not in effect, at the end of each Contract Year, your GAWA would not be permitted to exceed your remaining GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where a minimum death benefit is reduced proportionately for withdrawals, the death benefit may be reduced by more than the amount of the withdrawal.

Example 8: This example illustrates how GMWB values are re-determined upon application of the Bonus applied to your GWB. (This example only applies if your endorsement contains a GWB Bonus provision.)

▪	Example 8a: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $100,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $107,000, which is equal to your GWB plus 7% of your Bonus Base ($100,000 + $100,000*0.07 = $107,000).
♦	Your GAWA for the next year is equal $5,350, which is 5% of your new GWB ($107,000*0.05 = $5,350).
♦
After the application of the Bonus, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($107,000 / $5,350 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 8b: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $90,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $97,000, which is equal to your GWB plus 7% of your Bonus Base ($90,000 + $100,000*0.07 = $97,000).
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the application of the Bonus ($5,000) or 2) 5% of your new GWB ($97,000*0.05 = $4,850).
♦
After the application of the Bonus, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($97,000 / $5,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your Bonus Base is not recalculated upon the application of the Bonus to your GWB.
♦	Your GAWA is recalculated upon the application of the Bonus (as described above) only if the application of the Bonus occurs after your GAWA% has been determined.
♦	Your BDB remains unchanged since the BDB is not impacted by the application of the Bonus.
♦	Your GWB Adjustment remains unchanged since the GWB Adjustment is not impacted by the application of the Bonus.
♦	If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit remains unchanged since the GMWB Death Benefit is not impacted by the application of the Bonus.
♦	If the For Life Guarantee is not in effect, at the end of each Contract Year, your GAWA would not be permitted to exceed your remaining GWB.

Example 9: This example illustrates how the GAWA is re-determined when the For Life Guarantee for the LifeGuard Freedom Flex and the LifeGuard Freedom Flex with Joint Option becomes effective after the effective date of the endorsement at age 591/2.  At the time the For Life Guarantee becomes effective, your GAWA is re-determined.  (This example only applies if your endorsement is a For Life GMWB that contains a For Life Guarantee that becomes effective after the effective date of the endorsement.)

▪	Example 9a: This example demonstrates what happens if on the date the For Life Guarantee becomes effective, your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000*0.05 = $2,500).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

▪	Example 9b: This example demonstrates what happens if your Contract Value has fallen to $0 prior to the date the For Life Guarantee becomes effective, your GWB is $50,000 and your GAWA is $5,000:
♦
You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted.  However, your GAWA would not be permitted to exceed your remaining GWB.  Your GAWA is not recalculated since the Contract Value is $0.

♦	The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.

▪	Example 9c: This example demonstrates what happens if on the date the For Life Guarantee becomes effective, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0*0.05 = $0).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

♦
Although your GAWA is $0, upon step-up or subsequent Premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.

Example 10: This example illustrates how the For Life Guarantee is affected upon death of the Owner on a For Life GMWB with Joint Option.

▪	This example demonstrates what happens if at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or begin on the date the For Life Guarantee becomes effective. The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect.  The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.

♦	Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

▪	Notes:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 ½.  Your Bonus Base remains unchanged at the time of continuation.

♦	Your BDB remains unchanged at the time of continuation.

Example 11: This example demonstrates how the GWB is re-determined upon application of the 200% GWB Adjustment.  (If your endorsement contains a 400% GWB Adjustment provision, the examples below still apply, by replacing the 200% in each of the calculations with 400%.) (This example only applies if your endorsement contains a 200% GWB Adjustment provision or a 400% GWB Adjustment provision.)

▪
Example 11a: This example demonstrates what happens if on the 200% GWB Adjustment Date, your GWB is $160,000, your 200% GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the 200% GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the 200% GWB Adjustment ($160,000) or 2) the 200% GWB Adjustment ($200,000).

▪
Example 11b: This example demonstrates what happens if on the 200% GWB Adjustment Date, your GWB is $210,000, your 200% GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the 200% GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the 200% GWB Adjustment ($210,000) or 2) the 200% GWB Adjustment ($200,000).

▪	Notes:
♦	The 200% GWB Adjustment provision is terminated on the 200% GWB Adjustment Date after the 200% GWB Adjustment is applied (if any).
♦	Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.
♦	No adjustment is made to your Bonus Base since the Bonus Base is not impacted by the 200% GWB Adjustment.
♦	No adjustment is made to your BDB since the BDB is not impacted by the 200% GWB Adjustment.
♦	If your endorsement includes a GMWB Death Benefit provision, no adjustment is made to your GMWB Death Benefit since the GMWB Death Benefit is not impacted by the 200% GWB Adjustment.

Example 12: This example demonstrates how funds are transferred to or from the GMWB Fixed Account, on each Contract Monthly Anniversary, via the formulas defined in the Transfer of Assets Methodology in Appendix G.  The annuity factors referenced in this example are also found in Appendix G.  (This example only applies if your endorsement contains a Transfer of Assets provision.)

▪
Example 12a: This example demonstrates what happens if on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000, and your Fixed Account Contract Value is $5,000:

♦	Your liability is equal to $91,560, which is your GAWA multiplied by your annuity factor ($6,000 * 15.26 = $91,560).
♦
The ratio is equal to 91.56%, which is the liability (net of the GMWB Fixed Account Contract Value) divided by the sum of the Separate Account Contract Value and the Fixed Account Contract Value [($91,560 - $0) / ($95,000 + $5,000) = 91.56%].

♦
Since the ratio (91.56%) is greater than 83%, funds are transferred from the Investment Divisions and the Fixed Account Options to the GMWB Fixed Account.  The amount of the transfer is equal to $57,800, which is the lesser of 1) the Separate Account Contract Value plus the Fixed Account Contract Value ($95,000 + $5,000 = $100,000) or 2) the liability (net of the GMWB Fixed Account Contract Value) less 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($91,560 - $0 - 0.80*($95,000 + $5,000)) / (1 - 0.80) = $57,800].

♦	Your GMWB Fixed Account Contract Value is $57,800, which is your previous GMWB Fixed Account Contract Value plus the amount of the transfer ($0 + $57,800 = $57,800).
♦
Your Separate Account Contract Value is $40,090, which is your previous Separate Account Contract Value less the amount of the transfer multiplied by the ratio of the Separate Account Contract Value to the sum of the Separate Account Contract Value and the Fixed Account Contract Value [$95,000 - $57,800 * ($95,000 / ($95,000 + $5,000)) = $40,090].

♦
Your Fixed Account Contract Value is $2,110, which is your previous Fixed Account Contract Value less the amount of the transfer multiplied by the ratio of the Fixed Account Contract Value to the sum of the Separate Account Contract Value and the Fixed Account Contract Value [$5,000 - $57,800 * ($5,000 / ($95,000 + $5,000)) = $2,110].

▪
Example 12b: This example demonstrates what happens if on your 13th Contract Monthly Anniversary, your annuity factor is 14.83, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $15,000, your Separate Account Contract Value is $90,000, your Fixed Account Contract Value is $10,000, your current allocation percentage to the Investment Divisions is 95%, and your current allocation percentage to the Fixed Account Options is 5%:

♦	Your liability is equal to $88,980, which is your GAWA multiplied by your annuity factor ($6,000 * 14.83 = $88,980).
♦
The ratio is equal to 73.98%, which is the liability (net of the GMWB Fixed Account Contract Value) divided by the sum of the Separate Account Contract Value and the Fixed Account Contract Value [($88,980 - $15,000) / ($90,000 + $10,000) = 73.98%].

♦
Since the ratio (73.98%) is less than 77%, funds are transferred from the GMWB Fixed Account to the Investment Divisions and the Fixed Account Options.  The amount of the transfer is equal to $15,000, which is the lesser of 1) the GMWB Fixed Account Contract Value ($15,000) or 2) the GMWB Fixed Account Contract Value less the liability plus 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($15,000 - $88,980 + 0.80 * ($90,000 + $10,000)) / (1 - 0.80) = $30,100].

♦	Your GMWB Fixed Account Contract Value is $0, which is your previous GMWB Fixed Account Contract Value less the amount of the transfer ($15,000 - $15,000 = $0).
♦
Your Separate Account Contract Value is $104,250, which is your previous Separate Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Investment Divisions ($90,000 + $15,000 * 0.95 = $104,250).

♦
Your Fixed Account Contract Value is $10,750, which is your previous Fixed Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Fixed Account Options ($10,000 + $15,000 * 0.05 = $10,750).

▪
Example 12c: This example demonstrates what happens if on your 25th Contract Monthly Anniversary, your annuity factor is 14.39, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $100,000, your Separate Account Contract Value is $0, your Fixed Account Contract Value is $0, your current allocation percentage to the Investment Divisions is 95%, and your current allocation percentage to the Fixed Account Options is 5%:

♦	Your liability is equal to $86,340, which is your GAWA multiplied by your annuity factor ($6,000 * 14.39 = $86,340).
♦	The ratio is not calculated since the sum of the Separate Account Contract Value and the Fixed Account Contract Value is equal to zero.
♦
Since all funds are allocated to the GMWB Fixed Account and the GMWB Fixed Account Contract Value ($100,000) is greater than the liability ($86,340), funds are transferred from the GMWB Fixed Account to the Investment Divisions and the Fixed Account Options.  The amount of the transfer is equal to $68,300, which is the lesser of 1) the GMWB Fixed Account Contract Value ($100,000) or 2) the GMWB Fixed Account Contract Value less the liability plus 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($100,000 - $86,340 + 0.80 * ($0 + $0)) / (1 - 0.80) = $68,300].

♦	Your GMWB Fixed Account Contract Value is $31,700, which is your previous GMWB Fixed Account Contract Value less the amount of the transfer ($100,000 - $68,300 = $31,700).
♦
Your Separate Account Contract Value is $64,885, which is your previous Separate Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Investment Divisions ($0 + $68,300 * 0.95 = $64,885).

♦
Your Fixed Account Contract Value is $3,415, which is your previous Fixed Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Fixed Account Options ($0 + $68,300 * 0.05 = $3,415).

▪	Notes:
♦
If your GAWA had not yet been determined prior to the transfer of assets calculation, the GAWA used in the liability calculation will be based on the GAWA% for your attained age (or the attained age of the youngest Covered Life if your endorsement is a For Life GMWB with Joint Option) at the time of the calculation multiplied by your GWB at that time.

♦
The amount transferred from each Investment Division and Fixed Account Option to the GMWB Fixed Account will be in proportion to their current value.  The amount transferred to each Investment Division and Fixed Account Option will be based on your most current Premium allocation instructions.

♦	Funds transferred out of the Fixed Account Option(s) will be subject to an Excess Interest Adjustment (if applicable).
♦	No adjustments are made to the GWB, the GAWA, the Bonus Base (if applicable), the GWB Adjustment (if applicable), or the GMWB Death Benefit as a result of the transfer.

APPENDIX F

 TRANSFER OF ASSETS METHODOLOGY

On each Contract Monthly Anniversary, transfers to or from the GMWB Fixed Account will be determined based on the formulas defined below.

Liability = GAWA x annuity factor

The Liability calculated in the above formula is designed to represent the projected value of this GMWB's benefits.  If the GAWA% has not yet been determined, the GAWA used in the Liability calculation will be based on the GAWA% corresponding to the Owner's (or oldest Joint Owner's) attained age at the time the Liability is calculated, multiplied by the GWB at that time.

The tables of annuity factors (as shown below) are set at election of the LifeGuard Select GMWB, LifeGuard Select with Joint Option GMWB, Jackson Select GMWB, Jackson Select with Joint Option GMWB or Jackson Select Protector GMWB, as applicable, and do not change.

Ratio = (Liability – GMWB Fixed Account Contract Value) ÷ (Separate Account Contract Value + Fixed Account Contract Value)

If the sum of the Separate Account Contract Value and the Fixed Account Contract Value is equal to zero, the Ratio will not be calculated.

The transfer amount is determined as follows:

If the Ratio is less than 77% or if the GMWB Fixed Account Contract Value is greater than the Liability and all funds are allocated to the GMWB Fixed Account, the amount transferred from the GMWB Fixed Account is equal to the lesser of:

1.	The GMWB Fixed Account Contract Value; or
2.	(GMWB Fixed Account Contract Value + 80% x (Separate Account Contract Value + Fixed Account Contract Value) – Liability) ÷ (1-80%).

If the Ratio is greater than 83%, the amount transferred to the GMWB Fixed Account is equal to the lesser of:

1.	Separate Account Contract Value + Fixed Account Contract Value; or
2.	(Liability – GMWB Fixed Account Contract Value – 80% x (Separate Account Contract Value + Fixed Account Contract Value)) ÷ (1-80%).

Otherwise, no funds are transferred.

Under the Jackson Select Protector GMWB, Jackson Select GMWB or the Jackson Select with Joint Option GMWB, if any transfer indicated by the above procedure would result in the GMWB Fixed Account Value exceeding 90% of the Contract Value, then the actual transfer will be such that exactly 90% of the Contract Value is allocated to the GMWB Fixed Account.  Otherwise, the indicated transfer will be the actual transfer.

LifeGuard Select, Jackson Select and Jackson Select Protector GMWB
Transfer of Assets Provision
Annuity Factors*

Age**	Contract Monthly Anniversary
	1	2	3	4	5	6	7	8	9	10	11	12
65	15.26	15.22	15.19	15.15	15.12	15.08	15.05	15.01	14.97	14.94	14.90	14.87
66	14.83	14.79	14.76	14.72	14.68	14.65	14.61	14.57	14.54	14.50	14.46	14.43
67	14.39	14.35	14.32	14.28	14.25	14.21	14.18	14.14	14.10	14.07	14.03	14.00
68	13.96	13.92	13.89	13.85	13.81	13.77	13.74	13.70	13.66	13.62	13.59	13.55
69	13.51	13.47	13.44	13.40	13.37	13.33	13.30	13.26	13.22	13.19	13.15	13.12
70	13.08	13.04	13.01	12.97	12.93	12.89	12.86	12.82	12.78	12.74	12.71	12.67
71	12.63	12.59	12.56	12.52	12.48	12.44	12.41	12.37	12.33	12.29	12.26	12.22
72	12.18	12.14	12.11	12.07	12.03	12.00	11.96	11.92	11.89	11.85	11.81	11.78
73	11.74	11.70	11.67	11.63	11.60	11.56	11.53	11.49	11.45	11.42	11.38	11.35
74	11.31	11.27	11.24	11.20	11.16	11.12	11.09	11.05	11.01	10.97	10.94	10.90
75	10.86	10.82	10.79	10.75	10.72	10.68	10.65	10.61	10.57	10.54	10.50	10.47
76	10.43	10.39	10.36	10.32	10.28	10.25	10.21	10.17	10.14	10.10	10.06	10.03
77	9.99	9.96	9.92	9.89	9.85	9.82	9.78	9.75	9.71	9.68	9.64	9.61
78	9.57	9.54	9.50	9.47	9.43	9.40	9.36	9.33	9.29	9.26	9.22	9.19
79	9.15	9.12	9.08	9.05	9.01	8.98	8.94	8.91	8.87	8.84	8.80	8.77
80	8.73	8.70	8.66	8.63	8.60	8.56	8.53	8.50	8.46	8.43	8.40	8.36
81	8.33	8.30	8.26	8.23	8.20	8.16	8.13	8.10	8.06	8.03	8.00	7.96
82	7.93	7.90	7.86	7.83	7.80	7.76	7.73	7.70	7.66	7.63	7.60	7.56
83	7.53	7.50	7.47	7.44	7.41	7.38	7.35	7.31	7.28	7.25	7.22	7.19
84	7.16	7.13	7.10	7.07	7.04	7.01	6.98	6.95	6.92	6.89	6.86	6.83
85	6.80	6.77	6.74	6.71	6.68	6.65	6.62	6.59	6.56	6.53	6.50	6.47
86	6.44	6.41	6.39	6.36	6.33	6.30	6.28	6.25	6.22	6.19	6.17	6.14
87	6.11	6.08	6.06	6.03	6.00	5.98	5.95	5.92	5.90	5.87	5.84	5.82
88	5.79	5.76	5.74	5.71	5.69	5.66	5.64	5.61	5.58	5.56	5.53	5.51
89	5.48	5.46	5.43	5.41	5.38	5.36	5.34	5.31	5.29	5.26	5.24	5.21
90	5.19	5.17	5.14	5.12	5.10	5.07	5.05	5.03	5.00	4.98	4.96	4.93
91	4.91	4.89	4.87	4.85	4.83	4.81	4.79	4.76	4.74	4.72	4.70	4.68
92	4.66	4.64	4.62	4.60	4.58	4.56	4.54	4.51	4.49	4.47	4.45	4.43
93	4.41	4.39	4.37	4.35	4.33	4.31	4.30	4.28	4.26	4.24	4.22	4.20
94	4.18	4.16	4.14	4.13	4.11	4.09	4.07	4.05	4.03	4.02	4.00	3.98
95	3.96	3.94	3.93	3.91	3.89	3.87	3.86	3.84	3.82	3.80	3.79	3.77
96	3.75	3.73	3.72	3.70	3.68	3.66	3.65	3.63	3.61	3.59	3.58	3.56
97	3.54	3.52	3.51	3.49	3.47	3.46	3.44	3.42	3.41	3.39	3.37	3.36
98	3.34	3.32	3.31	3.29	3.27	3.26	3.24	3.22	3.21	3.19	3.17	3.16
99	3.14	3.12	3.11	3.09	3.07	3.06	3.04	3.02	3.01	2.99	2.97	2.96
100	2.94	2.92	2.91	2.89	2.87	2.85	2.84	2.82	2.80	2.78	2.77	2.75
101	2.73	2.71	2.70	2.68	2.66	2.65	2.63	2.61	2.60	2.58	2.56	2.55
102	2.53	2.51	2.50	2.48	2.46	2.45	2.43	2.41	2.40	2.38	2.36	2.35
103	2.33	2.31	2.30	2.28	2.26	2.24	2.23	2.21	2.19	2.17	2.16	2.14
104	2.12	2.10	2.09	2.07	2.06	2.04	2.03	2.01	1.99	1.98	1.96	1.95
105	1.93	1.91	1.90	1.88	1.87	1.85	1.84	1.82	1.80	1.79	1.77	1.76
106	1.74	1.73	1.71	1.70	1.68	1.67	1.65	1.64	1.62	1.61	1.59	1.58
107	1.56	1.55	1.53	1.52	1.50	1.49	1.47	1.46	1.44	1.43	1.41	1.40
108	1.38	1.37	1.35	1.34	1.33	1.31	1.30	1.29	1.27	1.26	1.25	1.23
109	1.22	1.21	1.19	1.18	1.17	1.15	1.14	1.13	1.11	1.10	1.09	1.07
110	1.06	1.05	1.04	1.03	1.01	1.00	0.99	0.98	0.97	0.96	0.94	0.93
111	0.92	0.91	0.90	0.89	0.88	0.87	0.86	0.84	0.83	0.82	0.81	0.80
112	0.79	0.78	0.77	0.76	0.75	0.74	0.73	0.72	0.71	0.70	0.69	0.68
113	0.67	0.66	0.65	0.64	0.63	0.62	0.62	0.61	0.60	0.59	0.58	0.57
114	0.56	0.55	0.54	0.54	0.53	0.52	0.51	0.50	0.49	0.49	0.48	0.47
115	0.46	0.42	0.38	0.35	0.31	0.27	0.23	0.19	0.15	0.12	0.08	0.04

* Annuity factors are based on the Annuity 2000 Mortality Table and 3.00% interest.

** The age of the Owner as of the effective date or the most recent Contract Anniversary.  For endorsements issued before October 11, 2010, all Owners aged 55-64 on the effective date of the endorsement will be assumed to be age 65 on the effective date of the endorsement for the purpose of determining the applicable annuity factor.  For endorsements issued on or after October 11, 2010, on each Contract Anniversary and at the effective date of the endorsement, if the Owner is aged 55-64 then the factor for age 65 and the first contract monthly anniversary will apply until age 65.

LifeGuard Select with Joint Option
And
Jackson Select with Joint Option
Transfer of Assets Provision
Annuity Factors

Age*	Contract Monthly Anniversary
	1	2	3	4	5	6	7	8	9	10	11	12
65	15.26	15.24	15.23	15.21	15.19	15.17	15.16	15.14	15.12	15.10	15.09	15.07
66	15.05	15.03	15.01	14.99	14.97	14.95	14.94	14.92	14.90	14.88	14.86	14.84
67	14.82	14.81	14.79	14.78	14.77	14.75	14.74	14.73	14.71	14.70	14.69	14.67
68	14.66	14.64	14.63	14.61	14.59	14.58	14.56	14.54	14.53	14.51	14.49	14.48
69	14.46	14.44	14.43	14.41	14.39	14.38	14.36	14.34	14.33	14.31	14.29	14.28
70	14.26	14.24	14.22	14.20	14.18	14.16	14.14	14.12	14.10	14.08	14.06	14.04
71	14.02	14.00	13.98	13.96	13.93	13.91	13.89	13.87	13.85	13.83	13.80	13.78
72	13.76	13.74	13.72	13.70	13.67	13.65	13.63	13.61	13.59	13.57	13.54	13.52
73	13.50	13.48	13.46	13.43	13.41	13.39	13.37	13.34	13.32	13.30	13.28	13.25
74	13.23	13.20	13.18	13.15	13.13	13.10	13.08	13.05	13.02	13.00	12.97	12.95
75	12.92	12.88	12.84	12.81	12.77	12.73	12.69	12.65	12.61	12.58	12.54	12.50
76	12.46	12.42	12.38	12.34	12.30	12.26	12.22	12.17	12.13	12.09	12.05	12.01
77	11.97	11.93	11.89	11.86	11.82	11.78	11.74	11.70	11.66	11.63	11.59	11.55
78	11.51	11.47	11.43	11.39	11.35	11.31	11.28	11.24	11.20	11.16	11.12	11.08
79	11.04	11.00	10.96	10.93	10.89	10.85	10.81	10.77	10.73	10.70	10.66	10.62
80	10.58	10.54	10.50	10.46	10.42	10.38	10.35	10.31	10.27	10.23	10.19	10.15
81	10.11	10.07	10.04	10.00	9.96	9.93	9.89	9.85	9.82	9.78	9.74	9.71
82	9.67	9.63	9.60	9.56	9.52	9.49	9.45	9.41	9.38	9.34	9.30	9.27
83	9.23	9.19	9.16	9.12	9.08	9.05	9.01	8.97	8.94	8.90	8.86	8.83
84	8.79	8.76	8.72	8.69	8.65	8.62	8.59	8.55	8.52	8.48	8.45	8.41
85	8.38	8.35	8.31	8.28	8.24	8.21	8.18	8.14	8.11	8.07	8.04	8.00
86	7.97	7.94	7.90	7.87	7.84	7.80	7.77	7.74	7.70	7.67	7.64	7.60
87	7.57	7.54	7.51	7.48	7.44	7.41	7.38	7.35	7.32	7.29	7.25	7.22
88	7.19	7.16	7.13	7.10	7.07	7.04	7.01	6.98	6.95	6.92	6.89	6.86
89	6.83	6.80	6.77	6.74	6.71	6.68	6.66	6.63	6.60	6.57	6.54	6.51
90	6.48	6.45	6.43	6.40	6.37	6.34	6.32	6.29	6.26	6.23	6.21	6.18
91	6.15	6.12	6.10	6.07	6.04	6.01	5.99	5.96	5.93	5.90	5.88	5.85
92	5.82	5.80	5.77	5.75	5.72	5.70	5.67	5.65	5.62	5.60	5.57	5.55
93	5.52	5.50	5.47	5.45	5.42	5.40	5.37	5.35	5.32	5.30	5.27	5.25
94	5.22	5.20	5.17	5.15	5.12	5.10	5.08	5.05	5.03	5.00	4.98	4.95
95	4.93	4.91	4.88	4.86	4.84	4.81	4.79	4.77	4.74	4.72	4.70	4.67
96	4.65	4.63	4.60	4.58	4.56	4.53	4.51	4.49	4.46	4.44	4.42	4.39
97	4.37	4.35	4.33	4.30	4.28	4.26	4.24	4.21	4.19	4.17	4.15	4.12
98	4.10	4.08	4.05	4.03	4.01	3.98	3.96	3.94	3.91	3.89	3.87	3.84
99	3.82	3.80	3.78	3.75	3.73	3.71	3.69	3.66	3.64	3.62	3.60	3.57
100	3.55	3.53	3.51	3.48	3.46	3.44	3.42	3.39	3.37	3.35	3.33	3.30
101	3.28	3.26	3.24	3.21	3.19	3.17	3.15	3.12	3.10	3.08	3.06	3.03
102	3.01	2.99	2.97	2.94	2.92	2.90	2.88	2.85	2.83	2.81	2.79	2.76
103	2.74	2.72	2.70	2.68	2.65	2.63	2.61	2.59	2.57	2.55	2.52	2.50
104	2.48	2.46	2.44	2.42	2.40	2.38	2.36	2.33	2.31	2.29	2.27	2.25
105	2.23	2.21	2.19	2.17	2.15	2.13	2.11	2.08	2.06	2.04	2.02	2.00
106	1.98	1.96	1.94	1.92	1.90	1.88	1.86	1.84	1.82	1.80	1.78	1.76
107	1.74	1.72	1.70	1.68	1.66	1.64	1.63	1.61	1.59	1.57	1.55	1.53
108	1.51	1.49	1.48	1.46	1.44	1.42	1.41	1.39	1.37	1.35	1.34	1.32
109	1.30	1.28	1.27	1.25	1.23	1.21	1.20	1.18	1.16	1.14	1.13	1.11
110	1.09	1.08	1.07	1.06	1.04	1.03	1.02	1.01	1.00	0.99	0.97	0.96
111	0.95	0.94	0.93	0.92	0.90	0.89	0.88	0.87	0.86	0.85	0.83	0.82
112	0.81	0.80	0.79	0.78	0.77	0.76	0.75	0.74	0.73	0.72	0.71	0.70
113	0.69	0.68	0.67	0.66	0.65	0.64	0.64	0.63	0.62	0.61	0.60	0.59
114	0.58	0.57	0.56	0.55	0.54	0.53	0.53	0.52	0.51	0.50	0.49	0.48
115	0.47	0.43	0.39	0.35	0.31	0.27	0.24	0.20	0.16	0.12	0.08	0.04

* The age of the youngest Covered Life as of the effective date of the endorsement or the most recent Contract Anniversary.  For endorsements issued before October 11, 2010, a Covered Life aged 55-64 on the effective date of the endorsement will be assumed to be age 65 on the effective date of the endorsement for the purpose of determining the applicable annuity factor.  For endorsements issued on or after October 11, 2010, on each Contract Anniversary and at the effective date of the endorsement, if the youngest Covered Life is aged 55-64 then the factor for age 65 and the first contract monthly anniversary will apply until age 65.

APPENDIX G

GMWB EXAMPLES

I.      LIFEGUARD FREEDOM 6 NET

Unless otherwise specified, the following examples apply to and assume you elected LifeGuard Freedom 6 Net GMWB (referred to below as a GMWB) when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges and no prior partial withdrawals have been made. The examples assume that your age when the GAWA% is first determined corresponds to a GAWA% of 5%, the GMWB elected has a bonus percentage of 6%, the Contract Enhancement is 5%, and the GMWB and any For Life Guarantee have not been terminated.  If your age at the time the GAWA% is first determined corresponds to a GAWA% other than 5%, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%.

Example 1: This example demonstrates how GMWB values are set at election. This example applies ONLY if you purchased your Contract prior to 04/30/2012.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
♦	Your initial GMWB Earnings Determination Baseline is $100,000, which is your initial Premium payment.

▪
Example 1b: If the GMWB is elected after issue (subject to availability) when the Contract Value is $105,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected:

♦	Your initial GWB is $100,000, which is your Contract Value ($105,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).

▪
Example 1c: If the GMWB is elected after issue (subject to availability) or you convert to another GMWB, if permitted, when the Contract Value is $110,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected or converted:

♦
Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.  If you converted your GMWB when the GWB for your former GMWB was $120,000 and the Contract Value less the Recapture Charge declined to $105,000 prior to the conversion date, the conversion to the new GMWB would result in a $15,000 reduction in the GWB.

♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Notes:
♦
Your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment if the endorsement is elected at issue or your Contract Value less any applicable Recapture Charge if the endorsement is elected after issuance of the Contract (subject to availability).

♦	Your initial Bonus Base is set equal to your GWB at the time of election.
♦	Your initial GWB Adjustment is set equal to 200% times your initial GWB.
♦
Your initial GMWB Earnings Determination Baseline is set equal to your initial Premium payment if the endorsement is elected at issue or your Contract Value less any applicable Recapture Charge if the endorsement is elected after issuance of the Contract (subject to availability).

Example 2: This example demonstrates how GMWB values are set at election.  This example applies ONLY if you purchased your Contract on or after 04/30/2012.

▪	Example 2a: If the GMWB is elected at issue:
♦	Your initial GWB is $105,000, which is your initial Premium payment ($100,000) plus any Contract Enhancement ($100,000*0.05=$5,000).
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
♦	Your initial GMWB Earnings Determination Baseline is $100,000, which is your initial Premium payment.

▪	Example 2b: If the GMWB is elected after issue (subject to availability) when the Contract Value is $105,000:
♦	Your initial GWB is $105,000, which is your Contract Value on the effective date of the endorsement.
♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Example 2c: If the GMWB is elected after issue (subject to availability) or you convert to another GMWB, if permitted, when the Contract Value is $110,000 the time the GMWB is elected or converted:
♦	Your initial GWB in your new GMWB is $110,000, which is your Contract Value ($110,000) on the effective date of the endorsement.
♦	Your GAWA is $5,500, which is 5% of your initial GWB ($110,000*0.05 = $5,500).

▪	Notes:
♦
Your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment plus any Contract Enhancement, if the endorsement is elected at issue or your Contract Value if the endorsement is elected after issuance of the Contract (subject to availability).

♦	Your initial Bonus Base is set equal to your GWB at the time of election.
♦	Your initial GWB Adjustment is set equal to 200% times your initial GWB.
♦	Your initial GMWB Earnings Determination Baseline is set equal to your initial Premium payment.

Example 3: This example demonstrates how your GAWA% is determined. Your GAWA% is determined on the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of the Life Income of a GMWB Income Option.  Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

▪	Notes:
♦	Your GAWA% will be re-determined based on your attained age if your Contract Value at the time of a step-up is greater than the BDB.

Example 4: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined. This example only applies if you purchased your Contract prior to 04/30/2012.

▪
Example 4a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000 at the time of payment, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment ($50,000*0.05 = $2,500).
♦
If GMWB Earnings Determination Baseline is $100,000 at the time of the additional Premium payment, your new GMWB Earnings Determination Baseline is $150,000, which is your GMWB Earnings Determination Baseline prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).

▪
Example 4b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA % has been determined.
♦	Your BDB is increased by the Premium payment. The BDB is not subject to a maximum of $5,000,000.
♦	Your Bonus Base is increased by the Premium payment, subject to a maximum of $5,000,000.
♦
If the Premium payment occurs prior to the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment times 200%, subject to a maximum of $5,000,000.  For example, if, as in Example 3a, you make an additional Premium payment of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 200% of the additional Premium payment.  The resulting GWB Adjustment is $200,000 + $100,000 = $300,000.

♦
If the Premium payment occurs on or after the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment, subject to a maximum of $5,000,000.  For example, if you make an additional Premium payment of $50,000 after your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 100% of the additional Premium payment.  The resulting GWB Adjustment is $200,000 + $50,000 = $250,000.

♦	Your GMWB Earnings Determination Baseline is increased by the Premium payment but does not include the Contract Enhancement. The GMWB Earnings Determination Baseline is not subject to a maximum.

Example 5: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined. This example only applies if you purchased your Contract on or after 04/30/2012.

▪
Example 5a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000 at the time of payment, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $152,500, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000) plus your Contract Enhancement ($2,500). Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,625, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment plus any Contract Enhancement (($50,000+$2,500)*0.05 = $2,625).
♦
If GMWB Earnings Determination Baseline is $100,000 at the time of the additional Premium payment, your new GMWB Earnings Determination Baseline is $150,000, which is your GMWB Earnings Determination Baseline prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).

▪
Example 5b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment, plus any Contract Enhancement, of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

♦
Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment, plus any Contract Enhancement ($100,000) exceeds the maximum of $5,000,000.

♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA% has been determined.
♦	Your BDB is increased by the Premium payment, plus any Contract Enhancement. The BDB is not subject to a maximum of $5,000,000.
♦	Your Bonus Base is increased by the Premium payment, plus any Contract Enhancement, subject to a maximum of $5,000,000.
♦
If the Premium payment occurs prior to the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment, plus any Contract Enhancement times 200%, subject to a maximum of $5,000,000.  For example, if, as in Example 3a, you make an additional Premium payment, plus any Contract Enhancement of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 200% of the additional Premium payment, plus any Contract Enhancement.  The resulting GWB Adjustment is $200,000 + $100,000 = $300,000.

♦
If the Premium payment occurs on or after the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment, plus any Contract Enhancement, subject to a maximum of $5,000,000.  For example, if you make an additional Premium payment, plus any Contract Enhancement of $50,000 after your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 100% of the additional Premium payment, plus any Contract Enhancement.  The resulting GWB Adjustment is $200,000 + $50,000 = $250,000.

♦	Your GMWB Earnings Determination Baseline is increased by the Premium payment but does not include the Contract Enhancement. The GMWB Earnings Determination Baseline is not subject to a maximum.

Example 6: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount. (which is the greater of your GAWA or your RMD).

▪	Example 6a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪
Example 6b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Bonus Base remains unchanged since the withdrawal did not exceed the guaranteed amount; however, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	Your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

♦	This endorsement includes an Earnings-Sensitive Adjustment provision:
-
The GMWB Earnings Determination Baseline will be reduced by the amount of the withdrawal in excess of GMWB Earnings. The GMWB Earnings Determination Baseline cannot be reduced below zero, however.  See Example 14.

-
An Earnings-Sensitive Adjustment will apply to your withdrawal, which will allow you to withdraw additional amounts from your Contract during that Contract Year without causing a proportional reduction of your GMWB.  See Examples 14a and 14b.

Example 7: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 7a: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
♦
Your new GWB is $91,200, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
 Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 7b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
 Your new GWB is $90,250, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
 Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 7c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $85,500, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
 Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Bonus Base is recalculated to equal the lesser of 1) your Bonus Base prior to the withdrawal or 2) your GWB following the withdrawal.  In addition, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	Your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

♦	This endorsement includes an Earnings-Sensitive Adjustment provision:
-
The GMWB Earnings Determination Baseline will be reduced by the amount of the withdrawal in excess of GMWB Earnings. The GMWB Earnings Determination Baseline cannot be reduced below zero, however.  See Example 14.

-
Your GWB will be reduced dollar-for-dollar for up to the sum of the Earnings-Sensitive Adjustments during that Contract Year and the GAWA, and your GWB and GAWA will be reduced proportionally only for the portion of the withdrawal in excess of that amount.  See Example 14c.

Example 8: This example illustrates how GMWB values are re-determined upon step-up.

▪	Example 8a: This example demonstrates what happens if at the time of step-up your Contract Value is $200,000, your GWB is $90,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value.
♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life’s attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value at the time of the step-up is greater than your BDB.

-	If, in the example above, your BDB is $100,000 and the GAWA% at the applicable attained age is 6%:
•	Your GAWA% is set to 6%, since your Contract Value ($200,000) is greater than your BDB ($100,000).
•	Your GAWA is equal to $12,000, which is your new GWB multiplied by your new GAWA% ($200,000 * 0.06 = $12,000).
•	Your BDB is recalculated to equal $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($200,000).
♦
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base is recalculated to equal $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).

-
If you have not passed your Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

▪	Example 8b: This example demonstrates what happens if at the time of step-up your Contract Value is $90,000, your GWB is $80,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value.
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 18 years, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life’s attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value  is greater than your BDB.  However, in this case, it is assumed that your initial Premium is $100,000.  Your BDB would not be less than $100,000, implying that this would not be an opportunity for a re-determination of the GAWA%.  In addition, if your BDB is $100,000 prior to the step-up, your BDB remains $100,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($90,000).

♦
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base remains $100,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($90,000).

-	Even though this endorsement allows for the Bonus Period to re-start, your Bonus Period will not re-start since your Bonus Base has not been increased due to the step-up.

▪	Notes:
♦
The Company may increase the GMWB charge upon step-up. You will have an opportunity to discontinue the automatic step-ups and avoid the potential increase in charge due to step-up. You should carefully consider this decision and consult your representative.

♦	Your GWB will only step-up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.
♦	Your GWB Adjustment remains unchanged since step-ups do not impact the GWB Adjustment.
♦	Your GMWB Earnings Determination Baseline remains unchanged since step-ups do not impact the GMWB Earnings Determination Baseline.

Example 9: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

▪
This example demonstrates what happens if prior to any transactions your Contract Value is $200,000, your GAWA is $5,000, your GAWA% is not eligible for re-determination upon step-up your GWB is $100,000 and you wish to step-up your GWB (or your GWB is due to step-up automatically) and you also wish to take a withdrawal of an amount equal to $5,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).  On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the step-up, at the time of step-up, your Bonus Base is recalculated and is equal to $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).  Your Bonus Base is not adjusted upon withdrawal since the amount of the withdrawal does not exceed your GAWA.

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If  your BDB is $100,000 just prior to the step-up, then at the time of step-up, your BDB is recalculated and is equal to $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($200,000).  Your BDB is not adjusted upon withdrawal since the BDB is not reduced for partial withdrawals.

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value becomes $195,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000).  Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your Bonus Base is not adjusted since the amount of the withdrawal does not exceed your GAWA.  At the time of step-up, your Bonus Base is recalculated and is equal to $195,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($195,000).

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If your BDB is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your BDB is not adjusted since the BDB is not reduced for partial withdrawals.  At the time of step-up, your BDB is recalculated and is equal to $195,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($195,000).

▪	Notes:
♦
As the example illustrates, when considering a request for a withdrawal at or near the same time as the election or automatic application of a step-up, the order of the transactions may impact your GAWA.

-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.  This is especially true if your endorsement allows for re-determination of the GAWA% and the step-up would result in a re-determination of the GAWA%.

-
A step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	The Company may increase the GMWB charge upon step-up.
♦	Your GWB will only step-up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	Your GAWA% is determined at the time of the withdrawal (if not previously determined).
-	Your GAWA% is re-determined upon step-up if your Contract Value is greater than your BDB.
♦	Your Guaranteed Withdrawal Balance Adjustment provision is terminated at the time of the withdrawal.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

♦
Your GMWB Earnings Determination Baseline would not be adjusted for the step-up since step-ups do not impact the GMWB Earnings Determination Baseline, but your GMWB Earnings Determination Baseline may be reduced for the withdrawal.  See example 14 to see how the GMWB Earnings Determination Baseline is re-determined on a withdrawal.

Example 10: This example illustrates how GMWB values are re-determined upon application of the Guaranteed Withdrawal Balance Bonus.

▪	Example 10a: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $100,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $106,000, which is equal to your GWB plus 6% of your Bonus Base ($100,000 + $100,000*0.06 = $106,000).
♦	Your GAWA for the next year is recalculated to equal $5,350, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($106,000*0.05 = $5,300).
♦
After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($106,000 / $5,300 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 10b: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $90,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $96,000, which is equal to your GWB plus 6% of your Bonus Base ($90,000 + $100,000*0.06 = $96,000).
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($96,000*0.05 = $4,800).
♦
After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($96,000 / $5,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your Bonus Base is not recalculated upon the application of the bonus to your GWB.
♦	Your GAWA is recalculated upon the application of the bonus (as described above) only if the application of the bonus occurs after your GAWA% has been determined.
♦	Your BDB remains unchanged since the BDB is not impacted by the application of the bonus.
♦	Your GWB Adjustment remains unchanged since the GWB Adjustment is not impacted by the application of the bonus.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
If your endorsement includes an Earnings-Sensitive Adjustment provision, your GMWB Earnings Determination Baseline remains unchanged since the GMWB Earnings Determination Baseline is not impacted by the application of the bonus.

Example 11: This example illustrates how the GAWA is re-determined when the For Life Guarantee becomes effective after the effective date of the endorsement.  At the time the For Life Guarantee becomes effective, your GAWA is re-determined.

▪	Example 11a: This example demonstrates what happens if on the reset date your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000*0.05 = $2,500).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

▪	Example 11b: This example demonstrates what happens if your Contract Value has fallen to $0 prior to the reset date, your GWB is $50,000 and your GAWA is $5,000:
♦
You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted.  However, your GAWA would not be permitted to exceed your remaining GWB.  Your GAWA is not recalculated since the Contract Value is $0.

♦	The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.

▪	Example 11c: This example demonstrates what happens if on the reset date, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0*0.05 = $0).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

♦
Although your GAWA is $0, upon step-up or subsequent Premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
Your reset date is the Contract Anniversary on or immediately following the date you attain age 59 1/2 (or the date the youngest Covered Life attains, or would have attained, age 59 1/2 if your endorsement is a For Life GMWB with Joint Option).

Example 12: This example illustrates how the For Life Guarantee is affected upon death of the Owner on a For Life GMWB with Joint Option.  (This example only applies if your endorsement is a For Life GMWB with Joint Option.)

▪	This example demonstrates what happens if at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or become effective on the Contract Anniversary on the reset date.  Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect.  The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.

♦	Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

▪	Notes:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the date that the youngest Covered Life attains (or would have attained) age 59 1/2.

♦	Your Bonus Base remains unchanged at the time of continuation.
♦	Your BDB remains unchanged at the time of continuation.
♦	Your GMWB Earnings Determination Baseline remains unchanged at the time of continuation.

Example 13: This example demonstrates how the GWB is re-determined upon application of the Guaranteed Withdrawal Balance Adjustment.

▪
Example 13a: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $160,000, your GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($160,000) or 2) the GWB Adjustment ($200,000).

▪
Example 13b: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $210,000, your GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($210,000) or 2) the GWB Adjustment ($200,000).

▪	Notes:
♦	The GWB Adjustment provision is terminated on the GWB Adjustment Date after the GWB Adjustment is applied (if any).
♦	Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.
♦	No adjustment is made to your Bonus Base since the Bonus Base is not impacted by the GWB Adjustment.
♦	No adjustment is made to your BDB since the BDB is not impacted by the GWB Adjustment.
♦	No adjustment is made to your GMWB Earnings Determination Baseline since the GMWB Earnings Determination Baseline is not impacted by the GWB Adjustment.

Example 14: This example expands on the basic examples at pages 171 and 183 and demonstrates how GMWB values are valued and re-determined at the time of a withdrawal when the Earnings-Sensitive Adjustment increases the permissible withdrawal amount.

▪
Example 14a: This example demonstrates how the Earnings-Sensitive Adjustment is applied if the GMWB Earnings are in excess of the total withdrawal.  This example assumes that you request a withdrawal that includes the applicable Earnings-Sensitive Adjustment, if any, where at the time of the withdrawal your Contract Value is $118,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year. Thus, your requested withdrawal amount (before the application of the Earnings-Sensitive Adjustment) is $5,000:

♦	Your GMWB Earnings are equal to $18,000, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($118,000 - $100,000 = $18,000).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦	The Earnings-Sensitive Adjustment is equal to $3,333, which is the lesser of two quantities:
-	$7,200, which is equal to 40% of the GMWB Earnings (0.40 * $18,000 = $7,200)
-	$3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).
♦
The total withdrawal amount is equal to $8,333, which is the requested withdrawal amount before the Earnings-Sensitive Adjustment (or your MEWAR) plus the Earnings-Sensitive Adjustment ($5,000 + $3,333 = $8,333).

♦	Your Contract Value after the withdrawal is equal to $109,667, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($118,000 - $8,333 = $109,667).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $100,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($0, since the withdrawal of $8,333 is less than the GMWB Earnings of $18,000).  Since the GMWB Earnings is in excess of the total withdrawal the GMWB Earnings Determination Baseline is not reduced.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($3,333 + $5,000 - $8,333 = 0).

♦
Your GWB after the withdrawal is equal to $91,667, which is the GWB before the withdrawal less the total partial withdrawal ($100,000 - $8,333 = $91,667). Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,333) plus the GAWA ($5,000), no proportional reduction applies to your GWB for this withdrawal.

♦
Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,333) plus the GAWA ($5,000), your GAWA is unchanged after the withdrawal.

▪
Example 14b: This example demonstrates how the Earnings-Sensitive Adjustment is applied if there are no GMWB Earnings in the Contract, i.e. your Contract Value is less than the GMWB Earnings Determination Baseline at the time of your total withdrawal.  This example assumes that you request a withdrawal that includes the applicable Earnings-Sensitive Adjustment, if any, where at the time of the withdrawal your Contract Value is $98,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year. Thus, your requested withdrawal amount (before the application of the Earnings-Sensitive Adjustment) is $5,000:

♦	Your GMWB Earnings are equal to $0, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($98,000 - $100,000 = -$2,000 which is less than zero).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦	The Earnings-Sensitive Adjustment is equal to $0, which is the lesser of two quantities:
-	$0, which is equal to 40% of the GMWB Earnings (0.40 * $0 = $0)
-	$3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).
♦
The total withdrawal amount is equal to $5,000, which is the requested withdrawal amount before the Earnings-Sensitive Adjustment (or your MEWAR) plus the Earnings-Sensitive Adjustment ($5,000 + $0 = $5,000).

♦	Your Contract Value after the withdrawal is equal to $93,000, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($98,000 - $5,000 = $93,000).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $95,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($5,000 - $0 = $5,000).  Since there are no GMWB Earnings at the time of the withdrawal the GMWB Earnings Determination Baseline is reduced by the total withdrawal amount.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $5,000 = 0).

♦
Your GWB after the withdrawal is equal to $95,000, which is the GWB before the withdrawal less the total partial withdrawal ($100,000 - $5,000 = $95,000). Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($0) plus the GAWA ($5,000), no proportional reduction applies to your GWB for this withdrawal.

♦
Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($0) plus the GAWA ($5,000), your GAWA is unchanged after the withdrawal.

▪
Example 14c: This example demonstrates an Excess Withdrawal that results in a re-determination of your GWB and GAWA.  This example assumes that you request a withdrawal for $15,000 where at the time of the withdrawal your Contract Value is $108,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year.

♦	Your GMWB Earnings are equal to $8,000, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($108,000 - $100,000 = $8,000).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦
Because you specified a withdrawal of exactly $15,000 including the Earnings-Sensitive Adjustment, the amount of the Earnings-Sensitive Adjustment for that withdrawal must be calculated. This requires a couple of steps.

First, the Earnings-Sensitive Adjustment that would apply to a withdrawal of the MEWAR is calculated.  This is the maximum Earnings-Sensitive Adjustment that could apply to a withdrawal of any size at that time.  The maximum Earnings-Sensitive Adjustment is equal to $3,200, which is the lesser of two quantities:

$3,200, which is equal to 40% of the GMWB Earnings (0.40 * $8,000 = $3,200)
$3,333, which is equal to 2/3 of the MEWAR (2/3 * $5,000 = $3,333).

Second, your requested withdrawal is compared to the withdrawal of the MEWAR ($5,000) plus the maximum Earnings-Sensitive Adjustment ($3,200).  Your requested withdrawal of $15,000 is greater than $8,200 ($5,000 + $3,200), so your Earnings-Sensitive Adjustment is equal to the maximum Earnings-Sensitive Adjustment ($3,200).

Thus, your $15,000 withdrawal has a $3,200 Earnings-Sensitive Adjustment.  Note that the result is the same as if you had requested a withdrawal of $11,800 plus the Earnings-Sensitive Adjustment, since your total withdrawal would also have been $15,000 in that case.

♦	The total withdrawal amount is equal to $15,000. Thus, your requested withdrawal exceeds your GAWA plus the Earnings-Sensitive Adjustment.
♦	Your Contract Value after the withdrawal is equal to $93,000, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($108,000 - $15,000 = $93,000).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $93,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($15,000 - $8,000 = $7,000).  Since a portion of the total withdrawal ($7,000) is in excess of GMWB Earnings, the GMWB Earnings Determination Baseline is reduced by the amount of the withdrawal in excess of GMWB Earnings.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($3,200 + $5,000 - $15,000 = -$6,800 which is less than zero).

♦
Your GWB after the withdrawal is equal to $85,545, which is your GWB reduced dollar-for-dollar for your GAWA plus the Earnings-Sensitive Adjustments in the current Contract Year, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA plus the Earnings-Sensitive Adjustments for the current Contract Year [($100,000 - $8,200) * (1 - ($15,000 - $8,200) / ($108,000 - $8,200)) = $85,545].

♦
Since the total partial withdrawals for the year ($15,000) then exceeds the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200) plus the GAWA ($5,000), your GAWA after the withdrawal is equal to $4,659, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA plus the Earnings-Sensitive Adjustments for the current Contract Year [$5,000*(1-($15,000-$8,200)/($108,000-$8,200))=$4,659].

▪	Notes:
♦	If your For Life Guarantee is not in effect, your Earnings-Sensitive Adjustment may not exceed the greater of zero or your GWB less the MEWAR.
♦
If you request a withdrawal of an exact amount (for example, you wish to take a withdrawal from your Contract Value of only your GAWA, and no more), an Earnings-Sensitive Adjustment will still be calculated.  The effect of that Earnings-Sensitive Adjustment will be to potentially allow for an additional amount available for withdrawal during the current Contract Year without incurring proportional reduction of your benefit.  In other words, due to the Earnings-Sensitive Adjustment your GAWA may decrease by less than the total amount of Contract Value withdrawn.

II.      MARKETGUARD STRETCH

Unless otherwise specified, the following examples assume you elected MarketGuard Stretch with a 5% benefit when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your Stretch RMD at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges, and no prior partial withdrawals have been made. The examples also assume that the GMWB has not been terminated as described in the Access to Your Money section of this prospectus.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
♦	Your initial GMWB Charge Base is $100,000, which is your initial GWB.

▪
Example 1b: If the GMWB is elected after issue (if permitted) when the Contract Value is $105,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected:

♦	Your initial GWB is $100,000, which is your Contract Value ($105,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
♦	Your initial GMWB Charge Base is $100,000, which is your initial GWB.

▪
Example 1c: If the GMWB is elected after issue (if permitted) or you convert to the GMWB from another GMWB (if permitted) when the Contract Value is $110,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected or converted:

♦
Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.  If you converted your GMWB when the GWB for your former GMWB was $120,000 and the Contract Value less the Recapture Charge declined to $105,000 prior to the conversion date, the conversion to the new GMWB would result in a $15,000 reduction in the GWB.

♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Notes:
♦	Your GAWA% and GAWA are not determined until the earlier of the time of your first withdrawal or the date that your Contract Value reduces to zero.

Example 2: This example demonstrates how your GAWA% is determined.  Your GAWA% is determined on the earlier of the time of your first withdrawal or the date that your Contract Value reduces to zero. Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Charge Base is $100,000, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment ($50,000*0.05 = $2,500).
♦
Your new GMWB Charge Base is $150,000, which is your GMWB Charge Base prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GMWB Charge Base is subject to a maximum of $5,000,000 (see Example 3b).

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment of $100,000, your GWB is $4,950,000, your GAWA is $247,500, and your GMWB Charge Base is $4,950,000 at the time of payment:

♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).
♦
Your new GMWB Charge Base is $5,000,000, which is the maximum, since your GMWB Charge Base prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA % has been determined.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is the greater of your GAWA or your Stretch RMD).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000 and your GMWB Charge Base is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦	Your GMWB Charge Base remains $100,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your Stretch RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and your GMWB Charge Base is $100,000:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your Stretch RMD ($7,500).
♦	Your GMWB Charge Base remains $100,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your Stretch RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪
Example 5a –This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000, your GWB is $100,000, and your GMWB Charge Base is $100,000:

♦
Your  new GWB is $91,200, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
Your GMWB Charge Base is recalculated to equal $96,000, which is your current GMWB Charge Base reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$100,000,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $96,000].

▪
Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000, your GWB is $100,000, and your GMWB Charge Base is $100,000:

♦
Your new GWB is $90,250, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
Your GMWB Charge Base is recalculated to equal $95,000, which is your current GMWB Charge Base reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$100,000,000 * (1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $95,000].

▪
Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000, your GWB is $100,000, and your GMWB Charge Base is $100,000:

♦
Your new GWB is $85,500, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
Your GMWB Charge Base is recalculated to equal $90,000, which is your current GMWB Charge Base reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$100,000,000 * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $90,000].

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example demonstrates how the GMWB Maturity Year affects your GMWB.

▪	Example 6a: This example demonstrates what happens if your Contract Value is $5,000 and your GWB is $8,000 at the end of your GMWB Maturity Year:
♦	Your GMWB Maturity Year payment equals $3,000, which is the excess of your GWB ($8,000) over your Contract Value ($5,000).
♦	Your Contract Value remains $5,000.
♦	Your GMWB terminates. No further benefits will be payable under your GMWB.

▪	Example 6b: This example demonstrates what happens if your Contract Value is $15,000 and your GWB is $8,000 at the end of your GMWB Maturity Year:
♦	Your GMWB Maturity Year payment equals zero, since your GWB ($8,000) does not exceed your Contract Value ($15,000).
♦	Your Contract Value remains $15,000.
♦	Your GMWB terminates. No further benefits will be payable under your GMWB.

▪	Notes:
♦	Your GMWB Maturity Year is determined on the effective date of the endorsement and will not change, even if the GMWB is continued by your Beneficiary.

APPENDIX H

ACCUMULATION UNIT VALUES

The tables reflect the accumulation unit values for each Investment Division for the beginning and end of the periods indicated, and the number of accumulation units outstanding as of the end of the periods indicated – for each of a base Contract (with no optional endorsements) and for each Contract with the most expensive combination of optional endorsements (through the end of the most recent period).  The tables do not provide partial year information.  The tables provide accumulation unit values and the number of accumulation units outstanding only if that information is available throughout the period.  Where accumulation unit values and the number of accumulation units outstanding are unavailable, either because of a partial year or a Fund not being offered, a “N/A” is provided.

This information derives from the financial statements of the Separate Account, which together constitute the Separate Account's condensed financial information.  The annualized charge for your Contract may fall in between the charge for a base Contract and a Contract with the most expensive combination of optional endorsements, and complete condensed financial information about the Separate Account is available in the SAI.  Contact the Annuity Service Center to request your copy free of charge, and contact information is on the cover page of the prospectus.  Also, please ask about the more timely accumulation unit values that are available for each Investment Division.

Set forth below are fund changes and additions since the December 12, 2011 Supplement to the May 1, 2011 Prospectus for your information in reviewing Accumulation Unit information.

Effective April 30, 2012, the following Investment Divisions changed (whether or not in connection with a sub-adviser change):

JNL/Capital Guardian U.S. Growth Equity Fund to JNL/UBS Large Cap Select Growth Fund;
JNL/Eagle Core Equity Fund to JNL/DFA U.S. Core Equity Fund;
JNL/PAM Asia ex-Japan Fund to JNL/Eastspring Investments Asia ex-Japan Fund; and
JNL/PAM China-India Fund to JNL/Eastspring Investments China-India Fund.

Effective April 30, 2012, the Separate Account has the following new Investment Divisions, for which no Accumulation Unit information is yet available:

JNL/American Funds Balanced Allocation Fund;
JNL/American Funds Growth Allocation Fund;
JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund;
JNL/Morgan Stanley Mid Cap Growth Fund; and
JNL/Neuberger Berman Strategic Income Fund.

Questions: If you have any questions about your Contract, you may contact us at:
Annuity Service Center:	1 (800) 873-5654 (8 a.m. - 8 p.m. ET)
Mail Address:	P.O. Box 30314, Lansing, Michigan 48909-7814
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951
Institutional Marketing Group Service Center:	1 (800) 777-7779 (8 a.m. - 8 p.m. ET)
(for Contracts purchased through a bank or another financial institution)
Mail Address:	P.O. Box 30314, Lansing, Michigan 48909-7814
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951 Attn: IMG
Home Office:	1 Corporate Way, Lansing, Michigan 48951

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PERSPECTIVE II®
PERSPECTIVE L SERIES (“L Series”)
PERSPECTIVE ADVISORS II (“Advisors II”)
PERSPECTIVE REWARDS (“Rewards”)

FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITIES

Issued by
Jackson National Life Insurance Company® and through
Jackson National Separate Account – I

The date of this prospectus is April 30, 2012.  This prospectus describes four separate flexible premium fixed and variable deferred annuity Contracts (collectively the “Perspective Annuities”) offered by Jackson National Life Insurance Company (“Jackson®”) through the Separate Account. It includes information about the Contracts, the Separate Account, and Jackson you should know before investing.  Unless otherwise noted, disclosure applies to each of the Contracts. This prospectus is a disclosure document and describes all of the Contracts’ material features, benefits, rights, and obligations.  The description of the Contracts’ material provisions in this prospectus is current as of the date of this prospectus.  If certain material provisions under the Contracts are changed after the date of this prospectus, those changes will be described in a supplemented prospectus.  You should carefully read this prospectus in conjunction with any applicable supplements.  It is important that you also read your Contract and endorsements, which may reflect additional non-material state variations or other non-material variations.  This information is meant to help you decide if any of the Contracts will meet your needs.  Please carefully read this prospectus and any related documents and keep everything together for future reference.  Additional information about the separate account can be found in the statements of additional information (“SAI”) dated April 30, 2012 that is available upon request without charge.  To obtain a copy, contact us at our:

Annuity Service Center
P.O. Box 30314
Lansing, Michigan 48909-7814
1-800-873-5654
www.jackson.com

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features.  The Contracts may be available through other broker-dealers with optional surrender charge schedules and optional features not available under this version.    In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any Premium payment.  Some optional features, including certain living benefits and death benefits, contain withdrawal restrictions that, if exceeded, may have a significant negative impact on the value of the feature and may cause the feature to prematurely terminate.  Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability of and any restrictions on the optional features.

Expenses for a Contract with a Contract Enhancement will be higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses.

We offer other variable annuity products with different product features, benefits and charges.  In some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure.  Ask your representative about availability and the details.

The SAI for each Contract is incorporated by reference into this prospectus, and its table of contents appears on page 161.  The prospectus and SAIs are part of the registration statements that we filed with the Securities and Exchange Commission (“SEC”) about these securities offerings.  The registration statements include individual prospectuses for each of the Perspective Annuities. The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Jackson is relying on SEC Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus.  It is a criminal offense to represent otherwise.  We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

The Contracts make available for investment fixed and variable options.  The fixed options will have limited availability if you elect a Contract Enhancement. The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following funds – all class A shares:

JNL Series Trust

JNL Institutional Alt 20 Fund
JNL Institutional Alt 35 Fund
JNL Institutional Alt 50 Fund	JNL/PIMCO Real Return Fund
JNL/American Funds Balanced Allocation Fund	JNL/PIMCO Total Return Bond Fund
JNL/American Funds Growth Allocation Fund	JNL/PPM America Floating Rate Income Fund
JNL/American Funds® Blue Chip Income and Growth Fund	JNL/PPM America High Yield Bond Fund
JNL/American Funds Global Bond Fund	JNL/PPM America Mid Cap Value Fund
JNL/American Funds Global Small Capitalization Fund	JNL/PPM America Small Cap Value Fund
JNL/American Funds Growth-Income Fund	JNL/PPM America Value Equity Fund
JNL/American Funds International Fund	JNL/T. Rowe Price Established Growth Fund
JNL/American Funds New World Fund	JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/BlackRock Commodity Securities Fund	JNL/T. Rowe Price Short-Term Bond Fund
JNL/BlackRock Global Allocation Fund	JNL/T. Rowe Price Value Fund
JNL/Brookfield Global Infrastructure Fund	JNL/UBS Large Cap Select Growth Fund
JNL/Capital Guardian Global Balanced Fund	JNL/WMC Balanced Fund
JNL/Capital Guardian Global Diversified Research Fund	JNL/WMC Money Market Fund
JNL/DFA U.S. Core Equity Fund	JNL/WMC Value Fund
JNL/Eagle SmallCap Equity Fund	JNL/S&P Competitive Advantage Fund
JNL/Eastspring Investments Asia ex-Japan Fund	JNL/S&P Dividend Income & Growth Fund
JNL/Eastspring Investments China-India Fund	JNL/S&P Intrinsic Value Fund
JNL/Franklin Templeton Founding Strategy Fund	JNL/S&P Total Yield Fund
JNL/Franklin Templeton Global Growth Fund	JNL/S&P 4 Fund
JNL/Franklin Templeton Global Multisector Fund	JNL/S&P Managed Conservative Fund
JNL/Franklin Templeton Income Fund	JNL/S&P Managed Moderate Fund
JNL/Franklin Templeton International Small Cap Growth Fund	JNL/S&P Managed Moderate Growth Fund
JNL/Franklin Templeton Mutual Shares Fund	JNL/S&P Managed Growth Fund
JNL/Franklin Templeton Small Cap Value Fund	JNL/S&P Managed Aggressive Growth Fund
JNL/Goldman Sachs Core Plus Bond Fund	JNL Disciplined Moderate Fund
JNL/Goldman Sachs Mid Cap Value Fund	JNL Disciplined Moderate Growth Fund
JNL/Goldman Sachs U.S. Equity Flex Fund	JNL Disciplined Growth Fund
JNL/Invesco Global Real Estate Fund
JNL/Invesco International Growth Fund	JNL Variable Fund LLC
JNL/Invesco Large Cap Growth Fund	JNL/Mellon Capital Management DowSM 10 Fund
JNL/Invesco Small Cap Growth Fund	JNL/Mellon Capital Management S&P® 10 Fund
JNL/Ivy Asset Strategy Fund	JNL/Mellon Capital Management Global 15 Fund
JNL/JPMorgan International Value Fund	JNL/Mellon Capital Management Nasdaq® 25 Fund
JNL/JPMorgan MidCap Growth Fund	JNL/Mellon Capital Management Value Line® 30 Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL/Mellon Capital Management DowSM Dividend Fund
JNL/Lazard Mid Cap Equity Fund	JNL/Mellon Capital Management S&P® 24 Fund
JNL/M&G Global Basics Fund	JNL/Mellon Capital Management S&P® SMid 60 Fund
JNL/M&G Global Leaders Fund	JNL/Mellon Capital Management NYSE® International 25 Fund
JNL/Mellon Capital Management 10 x 10 Fund	JNL/Mellon Capital Management 25 Fund
JNL/Mellon Capital Management Index 5 Fund	JNL/Mellon Capital Management Select Small-Cap Fund
JNL/Mellon Capital Management Emerging Markets Index Fund	JNL/Mellon Capital Management JNL 5 Fund
JNL/Mellon Capital Management European 30 Fund	JNL/Mellon Capital Management JNL Optimized 5 Fund
JNL/Mellon Capital Management Pacific Rim 30 Fund	JNL/Mellon Capital Management VIP Fund
JNL/Mellon Capital Management S&P 500 Index Fund	JNL/Mellon Capital Management Communications Sector Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund	JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Mellon Capital Management Small Cap Index Fund	JNL/Mellon Capital Management Financial Sector Fund
JNL/Mellon Capital Management International Index Fund	JNL/Mellon Capital Management Healthcare Sector Fund
JNL/Mellon Capital Management Bond Index Fund	JNL/Mellon Capital Management Oil & Gas Sector Fund
JNL/Mellon Capital Management Dow Jones U.S. Contrarian	JNL/Mellon Capital Management Technology Sector Fund
Opportunities Index Fund
JNL/Morgan Stanley Mid Cap Growth Fund
JNL/Neuberger Berman Strategic Income Fund
JNL/Oppenheimer Global Growth Fund

The Funds are not the same mutual funds that you would buy directly from a retail mutual fund or through your stockbroker.  The prospectuses for the Funds are attached to this prospectus.

TABLE OF CONTENTS
GLOSSARY	2
KEY FACTS	4
FEES AND EXPENSES TABLES	5
Owner Transaction Expenses	5
Periodic Expenses	7
Total Annual Fund Operating Expenses	12
EXAMPLE	17
CONDENSED FINANCIAL INFORMATION	18
THE ANNUITY CONTRACTS	18
JACKSON	19
THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT	19
The Fixed Account	19
The GMWB Fixed Account	22
THE SEPARATE ACCOUNT	22
INVESTMENT DIVISIONS	23
JNL Series Trust	23
JNL Variable Fund LLC	40
Voting Privileges	42
Substitution	42
CONTRACT CHARGES	42
Mortality and Expense Risk Charge	42
Annual Contract Maintenance Charge	43
Administration Charge	43
Transfer Charge	43
Withdrawal Charge	43
Earnings Protection Benefit (“EarningsMax”) Charge	45
Contract Enhancement Charge	45
Contract Enhancement Recapture Charge	45
Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”) Charge	47
5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”) Charge	48
6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”) Charge	49
For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up And Transfer Of Assets (“Jackson Select Protector GMWB”) Charge	49
For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net”) Charge	50
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net with Joint Option”) Charge	51
For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (“LifeGuard Freedom Flex GMWB”) Charge.	52
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (“LifeGuard Freedom Flex With Joint Option GMWB”) Charge.	53
Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) Charge	54
Death Benefit Charges	55
Five-Year Withdrawal Charge Period (Perspective II only)	56
20% Additional Free Withdrawal Charge Perspective II only)	56
Commutation Fee	56
Other Expenses	56
Premium Taxes	56
Income Taxes	56
DISTRIBUTION OF CONTRACTS	56
PURCHASES	58
Minimum Initial Premium	58
Minimum Additional Premiums	58
Maximum Premiums	58
Allocations of Premium	59
Optional Contract Enhancements for Perspective II, L Series and Advisors II	59
Contract Enhancements for Rewards	62
Capital Protection Program	63
Accumulation Units	63
TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS	64
Potential Limits and Conditions on Fixed Account Transfers	64
Restrictions on Transfers: Market Timing	65
TELEPHONE AND INTERNET TRANSACTIONS	66
The Basics	66
What You Can Do and How	66
What You Can Do and When	66
How to Cancel a Transaction	66
Our Procedures	66
ACCESS TO YOUR MONEY	67
Waiver of Withdrawal and Recapture Charges for Certain Emergencies	67
Optional Five-Year Withdrawal Charge Period (Perspective II only)	68
20% Additional Free Withdrawal (Perspective II only)	68
Guaranteed Minimum Withdrawal Benefit Considerations	69
Guaranteed Minimum Withdrawal Benefit Important Special Considerations	69
Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”)	71
5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”)	76
6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”)	79
For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer Of Assets (“Jackson Select Protector GMWB”)	82
For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net”)	92
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net with Joint Option”)	103
Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (“LifeGuard Freedom Flex GMWB” and “LifeGuard Freedom Flex with Joint Option GMWB”).	116
LifeGuard Freedom Flex GMWB	118
LifeGuard Freedom Flex with Joint Option GMWB	128
Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”)	138
Systematic Withdrawal Program	138
Suspension of Withdrawals or Transfers	144
INCOME PAYMENTS (THE INCOME PHASE)	144
Variable Income Payments	145
Income Options	145
DEATH BENEFIT	146
Basic Death Benefit	146
Earnings Protection Benefit (“EarningsMax”)	146
Optional Death Benefits	147
5% Roll-up Death Benefit	148
Highest Quarterly Anniversary Value Death Benefit	149
Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit	149
LifeGuard Freedom Flex DB	151
Payout Options	153
Pre-Selected Payout Options	153
Special Spousal Continuation Option	153
Death of Owner On or After the Income Date	154
Death of Annuitant	154
TAXES	154
Contract Owner Taxation	154
Tax-Qualified and Non-Qualified Contracts	154
Non-Qualified Contracts – General Taxation	154
Non-Qualified Contracts – Aggregation of Contracts	154
Non-Qualified Contracts – Withdrawals and Income Payments	154
Non-Qualified Contracts – Required Distributions	155
Tax-Qualified Contracts – Withdrawals and Income Payments	155
Withdrawals – Tax-Sheltered Annuities	155
Withdrawals – Roth IRAs	156
Constructive Withdrawals – Investment Adviser Fees	156
Death Benefits	156
IRS Approval	156
Assignment	156
Diversification	156
Owner Control	156
Withholding	157
Jackson Taxation	157
OTHER INFORMATION	157
Dollar Cost Averaging	157
Dollar Cost Averaging Plus (DCA+)	158
Earnings Sweep	158
Rebalancing	158
Free Look	158
Advertising	158
Restrictions Under the Texas Optional Retirement Program (ORP)	159
Modification of Your Contract	159
Confirmation of Transactions	159
Legal Proceedings	159
PRIVACY POLICY	159
Collection of Nonpublic Personal Information	159
Disclosure of Current and Former Customer Nonpublic Personal Information	159
Security to Protect the Confidentiality of Nonpublic Personal Information	160
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	161
APPENDIX A (Trademarks, Services Marks, and Related Disclosures)	A-1
APPENDIX B (Contract Enhancement Recapture Charge Prospectus Examples)	B-1
APPENDIX C (Broker-Dealer Support)	C-1
APPENDIX D (GMWB Prospectus Examples)	D-1
APPENDIX E (Transfer of Assets Methodology)	E-1
APPENDIX F (Contracts Comparison Table)	F-1

GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning.  In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Accumulation Unit – a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

Annuitant – the natural person on whose life annuity payments for this Contract are based.  The Contract allows for the naming of joint Annuitants.  Any reference to the Annuitant includes any joint Annuitant.

Annuity Unit – a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner's death.  The Contract allows for the naming of multiple Beneficiaries.

Business Day – each day that the New York Stock Exchange is open for business.

Completed Year – the succeeding twelve months from the date on which we receive a Premium payment.  Completed Years specify the years from the date of receipt of the Premium and does not refer to Contract Years.  If the Premium receipt date is on the Issue Date of the Contract then Completed Year 0-1 does not include the first Contract Anniversary.  The first Contract Anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract Anniversary of the preceding Contract Year and ends the day before the next Contract Anniversary.

If the Premium receipt date is other than the Issue Date or a subsequent Contract Anniversary, there is no correlation of the Contract Anniversary date and Completed Years.  For example, if the Issue Date is January 15, 2013 and a Premium payment is received on February 28, 2013 then, although the first Contract Anniversary is January 15, 2014, Completed Year 0-1 for that Premium payment would begin on February 28, 2013 and end on February 27, 2014.  Completed Year 1-2 for that Premium payment would begin on February 28, 2014.

Contract – the individual deferred variable and fixed annuity contract and any optional endorsements you may have selected.

Contract Anniversary – each one-year anniversary of the Contract's Issue Date.

Contract Enhancement – a credit that we will make to your Contract Value in connection with a Premium payment. Under the optional Contract Enhancements available under Perspective II, L Series and Advisors II, a credit is made at the end of any Business Day in the first seven Contract Years (five Contract Years for the 2% Contract Enhancement) during which we receive a Premium payment.  The optional Contract Enhancement endorsements available are the 2% Contract Enhancement endorsement, 3% Contract Enhancement endorsement, 4% Contract Enhancement endorsement, or 5% Contract Enhancement endorsement. The actual Contract Enhancement percentage applied to the Premium payment varies, depending upon which optional Contract Enhancement you have elected and the Contract Year in which you make your payment. Under Rewards, the Contract Enhancements are included under the base Contract and are not optional. A 6% or 8% Contract Enhancement (depending on the amount of adjusted Premium) will be credited for each Premium payment permitted under the Contract.

Contract Month – the period of time between consecutive monthly anniversaries of the Contract's Issue Date.

Contract Monthly Anniversary – each one-month anniversary of the Contract's Issue Date.

Contract Quarter – the period of time between consecutive three-month anniversaries of the Contract's Issue Date.

Contract Quarterly Anniversary – each three-month anniversary of the Contract's Issue Date.

Contract Value – the sum of the allocations between the Contract's Investment Divisions, Fixed Account and Guaranteed Minimum Withdrawal Benefit (GMWB) Fixed Account.

Contract Year – the succeeding twelve months from a Contract's Issue Date and every anniversary.  The first Contract Year (Contract Year 0-1) starts on the Contract's Issue Date and extends to, but does not include, the first Contract Anniversary.  Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2013, then the end of Contract Year 0-1 would be January 14, 2014, and January 15, 2014, which is the first Contract Anniversary, begins Contract Year 1-2.

Earnings Protection Benefit – an optional benefit available at issue that may increase the amount of the death benefit payable at death.

Excess Interest Adjustment – an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, transferred, or annuitized before the end of the period.

Fixed Account – part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period.  The Fixed Account consists of the Fixed Account Options.

Fixed Account Contract Value – the sum of the allocations between the Contract's Fixed Account Options.

Fixed Account Option – a Contract option within the Fixed Account for a specific period under which a stated rate of return will be credited.

Fund – a registered management investment company in which an Investment Division of the Separate Account invests.

GLOSSARY
General Account – the General Account includes all our assets, including any Contract Value allocated to the Fixed Account and the GMWB Fixed Account, which are available to our creditors.

Good Order – when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract.

Guaranteed Minimum Withdrawal Benefit (GMWB) Fixed Account – part of our General Account to and from which, if you elect a GMWB containing a Transfer of Assets provision (the Jackson Select Protector GMWB contains a Transfer of Assets provision), automatic transfers of your Contract Value may be required according to non-discretionary formulas.  The Contract Value allocated to the GMWB Fixed Account will earn a stated rate of return over a specified period.

GMWB Fixed Account Contract Value – the sum of the allocations to the Contract's GMWB Fixed Account.

Income Date – the date on which you begin receiving annuity payments.

Issue Date – the date your Contract is issued.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract's value, each of which exclusively invests in a different available Fund.  The Investment Divisions are called variable because the return on investment is not guaranteed.

Jackson, JNL, we, our, or us – Jackson National Life Insurance Company.  (We do not capitalize “we,” “our,” or “us” in the prospectus.)

Latest Income Date – the Contract Anniversary on or next following the date on which the Owner attains age 95 under a non-qualified contract, or such earlier date as required by the applicable qualified plan, law or regulation.

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract.  Usually, but not always, the Owner is the Annuitant.  The Contract allows for the naming of joint Owners.  (We do not capitalize “you” or “your” in the prospectus.)  Any reference to the Owner includes any joint Owner.

Premium(s) – considerations paid into the Contract by or on behalf of the Owner.

Remaining Premium – the total Premium paid reduced by withdrawals of Premium.

Required Minimum Distributions (RMDs) – For certain qualified contracts, the amount defined under the Internal Revenue Code as the minimum distribution requirement as applied to your Contract only.  This definition excludes any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code if the Contract is purchased with contributions from a nontaxable transfer after the death of the owner of a qualified contract.  Different rules apply for the MarketGuard Stretch GMWB as described in the “MarketGuard Stretch GMWB” section.

Separate Account – Jackson National Separate Account – I.  The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

Separate Account Contract Value – the sum of the allocations between the Contract's Investment Divisions.

KEY FACTS

The immediately following two sections briefly introduce the Contracts (and their benefits and features) and their costs; however, please carefully read the whole prospectus and any related documents before purchasing a Contract to be sure that it will meet your needs.

Allocation Options
The Contracts makes available Investment Divisions and a Fixed Account for allocation of your Premium payments and Contract Value.  In addition, if you elect a GMWB containing a Transfer of Assets provision, automatic transfers of your Contract Value may be allocated to a GMWB Fixed Account.  For more information about the fixed accounts, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 19.  For more information about the Investment Divisions, please see “INVESTMENT DIVISIONS” beginning on page 23.

Investment Purpose
The Contracts are intended to help you save for retirement or another long-term investment purpose.  The Contracts are designed to provide tax deferral on your earnings, if they are not issued under a qualified retirement plan.  Qualified plans confer their own tax deferral.  For more information, please see “TAXES” beginning on page 154.

Free Look
If you change your mind about having purchased a Contract, you may return it without penalty.  There are conditions and limitations, including time limitations, depending on where you live.  For more information, please see “Free Look” beginning on page 158.  In some states, we are required to hold the Premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the Premiums to the Investment Divisions.  State laws vary; your free look rights will depend on the laws of the state in which you purchased your Contract.

Purchases
There are minimum and maximum Premium requirements.  Under Rewards, the Contract Enhancements are included under the base Contract and are not optional. A 6% or 8% Contract Enhancement (depending on the amount of adjusted Premium) will be credited for each Premium payment permitted under the Contract, subject to fees, conditions and limitations. Under the optional Contract Enhancements available under Perspective II, L Series or Advisors II, you may elect to receive a credit to your Contract Value at the end of any Business Day in the first seven Contract Years (five Contract years for the 2% Contract Enhancement) during which we receive a Premium payment, subject to fees, conditions and limitations.  The Contracts also have a Premium protection option, namely the Capital Protection Program.    For more information about this option, please see “PURCHASES” beginning on page 58.

Optional Endorsements
Not all optional endorsements are available in all states.  The availability of optional endorsements may reflect state prohibitions and variations, Jackson’s reservation of the right not to offer certain optional endorsements.  The representative assisting you will advise you whether an optional benefit is available and of any variations.

Withdrawals
Before the Income Date, there are a number of ways to access your Contract Value, generally subject to a charge or adjustment, particularly during the early Contract Years.  There are also a number of optional withdrawal benefits available under Perspective II.  The Contract has a free withdrawal provision and waives the charges and adjustments in the event of some unforeseen emergencies.  For more information, please see “ACCESS TO YOUR MONEY” beginning on page 67.

Income Payments	There are a number of income options available. For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 144.

Death Benefit
The Contracts have a death benefit that becomes payable if you die before the Income Date.  There are also a number of optional death benefits available.  For more information, please see “DEATH BENEFIT” beginning on page 146.

Contract Charges
Various charges apply under the Contracts as summarized in the “FEES AND EXPENSES TABLES” below.  If the Contract Value is insufficient to pay the charges under a Contract, the Contract will terminate without value, unless you are eligible for continued payments under a Guaranteed Minimum Withdrawal Benefit.

FEES AND EXPENSES TABLES

The following tables describe the fees and expenses that you will pay when purchasing, owning and surrendering each Contract.  The first table (and footnotes) describes the fees and expenses that you will pay at the time that you purchase a Contract, surrender a Contract or transfer cash value between investment options.  Fees and expenses also may apply after the Income Date.  For more information, please see “Commutation Fee” on page 56, and “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 144.

Owner Transaction Expenses

Front-end Sales Load	None

Maximum Withdrawal Charge 1 (Percentage of Premium withdrawn, if applicable)

Perspective II	8.5%
L Series	8.0%
Advisors II	0.0%
Rewards	7.5%

Maximum Contract Enhancement Recapture Charge 2 (Percentage of the corresponding Premiums withdrawn with a Contract Enhancement)

Perspective II	4.5%
L Series	4.5%
Advisors II	2.0%
Rewards	6.0%

Maximum Premium Taxes 3 (Percentage of each Premium)

All Contracts	3.5%

Transfer Charge 4 (Per transfer after 15 in a Contract Year)

All Contracts	$25

Expedited Delivery Charge 5
All Contracts	$22.50

1	The withdrawal charge schedules for Perspective II, L Series, Advisors II, and Rewards are shown in the tables below:

Perspective II Withdrawal Charges (as a percentage of premium payments)

Completed Years Since Receipt Of Premium
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Base Schedule	8.5%	7.5%	6.5%	5.5%	5%	4%	2%	0
Five-year optional Schedule	8%	7%	6%	4%	2%	0	0	0

L Series Withdrawal Charges (as a percentage of premium payments)

Completed Years Since Receipt Of Premium
0-1	1-2	2-3	3-4	4+
8.0%	7.5%	6.5%	5.5%	2%

Advisors II Withdrawal Charges (as a percentage of premium payments)

NONE

Rewards Withdrawal Charges (as a percentage of premium payments)

Completed Years Since Receipt Of Premium
0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
7.5%	7.0%	6.0%	5.50%	5.0%	4.0%	3.0%	2.0%	1.0%	0%

For more information about withdrawal charges, please see “Withdrawal Charge” under “Contract Charges” beginning on page 43.

2	For more information about recapture charges, please see “Contract Enhancement Recapture Charge” under “Contract Charges”, beginning on page 45.

3      Premium taxes generally range from 0 to 3.5% and vary by state.

4      We do not count transfers in conjunction with dollar cost averaging, earnings sweep, automatic rebalancing, and periodic automatic transfers.

5	For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

The next table (and footnotes) describes the fees and expenses that you will pay periodically during the time that you own a Contract, not including the Funds' fees and expenses.

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 6
Perspective II L Series Advisors II Rewards		$35$35$50$35

Separate Account Annual Expenses (Annual percentage of average daily account value of Investment Divisions)

Mortality And Expense Risk Charge
Perspective II L Series Advisors II Rewards	1.10%1.55%1.60%1.65%

Administration Charge 7
All Contracts	0.15%

Total Separate Account Annual Expenses for Base Contract
Perspective II L Series Advisors II Rewards		1.25%1.70%1.75%1.80%

Optional Endorsements - A variety of optional endorsements to the Contracts are available. Please see the footnotes for additional information on the various optional endorsement charges.

The following optional endorsement charges are based on average daily Contract Value in the Investment Divisions and are deducted daily as part of the calculation of the value of the Accumulation Units.  You may select one from each grouping below8:

Earnings Protection Benefit Maximum Annual Charge (“EarningsMax®”) 9 (All Contracts)	0.45%

Perspective II and L Series offer the following optional contract enhancements for an additional charge:
5% Contract Enhancement Maximum Annual Charge 10	0.695%
4% Contract Enhancement Maximum Annual Charge 10	0.56%
3% Contract Enhancement Maximum Annual Charge 10	0.42%
2% Contract Enhancement Maximum Annual Charge 11	0.395%

Advisors II offers the following optional contract enhancement for an additional charge:
2% Contract Enhancement Maximum Annual Charge 11	0.395%

Rewards includes a 6% or 8% contract enhancement, depending on the amount of adjusted Premium , for no additional charge

Five-year Withdrawal Schedule Maximum Annual Charge (Perspective II only)	0.30%

20% Additional Free Withdrawal Maximum Annual Charge (Perspective II only)	0.30%

The following optional death benefit endorsement charges are benefit based.  Please see the footnotes for additional information on the various optional death benefit endorsement charges.  You may select one of the available benefits listed below8 under all Contracts:

5% Roll-up Death Benefit Maximum Annual Charge 12	1.20%
Highest Quarterly Anniversary Value Death Benefit Maximum Annual Charge 13	0.60%
Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit Maximum Annual Charge 14	1.40%
LifeGuard Freedom Flex DBSM Maximum Annual Charge (only available with a specified combination of Options for the LifeGuard Freedom Flex GMWB) 15	0.72%

The following optional endorsement charges are benefit based.  Please see the footnotes for additional information on the various optional endorsement charges.  You may select one of the available benefits listed below8 under all Contracts:

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up Maximum Annual Charge (“SafeGuard MaxSM”) 16	1.20%
5% GMWB With Annual Step-Up Maximum Annual Charge (“AutoGuard 5SM”) 17	1.74%
6% GMWB With Annual Step-Up Maximum Annual Charge (“AutoGuard 6SM”) 18	2.04%
For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets Charge (“Jackson Select ProtectorSM GMWB”) 19	2.34%
For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net”) 20	2.22%
For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net”) with Optional GAWA% Table21	2.70%
Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net With Joint Option”) 22	3.00%
Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Maximum Annual Charge (“LifeGuard Freedom 6 Net With Joint Option”) with Optional GAWA% Table23	3.00%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex GMWB”) 24	2.52%
For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex GMWB”) with Optional GAWA% Table25	3.00%
Joint For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex With Joint Option GMWB”) 26	3.00%
Joint For Life GMWB With Bonus and Step-Up Maximum Annual Charge (“LifeGuard Freedom Flex With Joint Option GMWB”) with Optional GAWA% Table27	3.00%
Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard StretchSM GMWB”) 28	2.22%

6
This charge is waived on Contract Value of $50,000 or more.  This charge is deducted proportionally from allocations to the Investment Divisions, the Fixed Account and the GMWB Fixed Account either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

7
This charge is waived on Perspective II and L Series Contracts if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.  If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated as of that date.

8
Some optional endorsements are only available to select when purchasing the Contract and once purchased cannot be canceled.  The 5%, 4% and 3% Contract Enhancements are not available if you select the 20% Additional Free Withdrawal endorsement under Perspective II and vice versa.

9	The current charge is 0.30%.

10
This charge lasts for the first seven Contract Years.  While this charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions, this charge will also be assessed against any amounts allocated to the Fixed Account Options and the GMWB Fixed Account by reducing credited rates, but not below the minimum guaranteed interest rate (assuming no withdrawals).  For more information, please see “Contract Enhancement Charge” under “Contract Charges”, beginning on page 45.

11
This charge lasts for the first five Contract Years.  While this charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions, this charge will also be assessed against any amounts allocated to the Fixed Account Options and the GMWB Fixed Account by reducing credited rates, but not below the minimum guaranteed interest rate (assuming no withdrawals).  For more information, please see “Contract Enhancement Charge” under “Contract Charges”, beginning on page 45.

12	The current charge is 0.20% of the GMDB Benefit Base each Contract Quarter (0.80% annually), subject to a maximum annual charge of 1.20% of the GMDB Benefit Base (as used in the Table).

For more information about the charge for this endorsement, please see “5% Roll-up Death Benefit” under “Death Benefit Charges”, beginning on page 55.  For more information about how the endorsement works, including more details regarding the GMDB Benefit Base, please see “5% Roll-up Death Benefit” under “Optional Death Benefits”, beginning on page 148.

13	The current charge is 0.075% of the GMDB Benefit Base each Contract Quarter (0.30% annually), subject to a maximum annual charge of 0.60% of the GMDB Benefit Base (as used in the Table).

For more information about the charge for this endorsement, please see “Highest Quarterly Anniversary Value Death Benefit” under “Death Benefit Charges”, beginning on page 55.  For more information about how the endorsement works, including more details regarding the GMDB Benefit Base, please see “Highest Quarterly Anniversary Value Death Benefit" under “Optional Death Benefits”, beginning on page 149.

14	The current charge is 0.225% of the GMDB Benefit Base each Contract Quarter (0.90% annually), subject to a maximum annual charge of 1.40% of the GMDB Benefit Base (as used in the Table).

For more information about the charge for this endorsement, please see “Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit” under “Death Benefit Charges”, beginning on page 55.  For more information about how the endorsement works, including more details regarding the GMDB Benefit Base, please see “Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit” under “Optional Death Benefits”, beginning on page 149.

15
The current and maximum charge is 0.175% of the GMWB Death Benefit each Contract Quarter (0.70% annually).  However, for Contracts purchased in Washington State, the current and maximum charge is 0.06% of the GMWB Death Benefit each Contract Month (0.72% annually, as used in the table).

For more information about the charge for the LifeGuard Freedom Flex DB, please see “LifeGuard Freedom Flex DB” under “Death Benefit Charges”, beginning on page 55.  For more information about how the LifeGuard Freedom Flex DB works, please see “LifeGuard Freedom Flex DB” under “Optional Death Benefits”, beginning on page 151.

16
1.20% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, you pay the charge each Contract Month.  The tables below have the maximum and current charges.

GMWB With 5-Year Step-Up
Annual Charge	Maximum		Current
	1.20%	(WA Only) 1.20%	.60%	(WA Only) .60%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max)” Charge” beginning on page 47.  For more information about how the endorsement works, including how the GWB is calculated, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 71.

17
1.70% of the GWB is the maximum annual charge, which charge is payable quarterly. However, for Contracts purchased in Washington State, the maximum annual charge is 1.74% of the GWB, which charge is payable each Contract Month.  The tables below have the maximum and current charges.

5% GMWB With Annual Step-Up
Annual Charge	Maximum		Current
	1.70%	(WA Only) 1.74%	0.85%	(WA Only) 0.87%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 48.  For more information about how the endorsement works, including how the GWB is calculated, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 76.

18
2.00% of the GWB is the maximum annual charge, which charge is payable quarterly. However, for Contracts purchased in Washington State, the maximum annual charge is 2.04% of the GWB, which charge is payable each Contract Month. The tables below have the maximum and current charges.

6% GMWB With Annual Step-Up
Annual Charge	Maximum		Current
	2.00%	(WA Only) 2.04%	1.00%	(WA Only) 1.02%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 49.  For more information about how the endorsement works, including how the GWB is calculated, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 79.

19
2.30% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, the maximum annual charge is 2.34% of the GWB, which charge is payable each Contract Month.  The tables below have the maximum and current charges.

For Life GMWB With Annual Step-Up and Transfer of Assets
Annual Charge	Maximum		Current
	2.30%	(WA Only) 2.34%	1.15%	(WA Only) 1.17%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Annual Step-Up and Transfer of Assets Charge” beginning on page 49.  For more information about how the endorsement works, including how the GWB is calculated, please see “For Life GMWB With Annual Step-Up and Transfer of Assets” beginning on page 82.

20
2.20% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, the maximum annual charge is 2.22% of the GWB, which charge is payable each Contract Month.  The tables below have the maximum and current charges.

For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount
Annual Charge	Maximum		Current
	2.20%	(WA Only) 2.22%	1.10%	(WA Only) 1.11%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

21
2.70% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, the charge is payable each Contract Month.  The tables below have the maximum and current charges.

For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount with Optional GAWA% Table
Annual Charge	Maximum		Current
	2.70%	(WA Only) 2.70%	1.35%	(WA Only) 1.35%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 50.  For more information about how the endorsement works, including how the GWB is calculated, please see “For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount” beginning on page 92.

22
3.00% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, you pay the charge each Contract Month. The tables below have the maximum and current charges.

Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount
Annual Charge	Maximum		Current
	3.00%	(WA Only) 3.00%	1.55%	(WA Only) 1.56%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 51.  For more information about how the endorsement works, including how the GWB is calculated, please see “Joint For Life GMWB Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount” beginning on page 103.

23
3.00% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, you pay the charge each Contract Month.  The tables below have the maximum and current charges.

Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount with Optional GAWA% Table
Annual Charge	Maximum		Current
	3.00%	(WA Only) 3.00%	1.80%	(WA Only) 1.80%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 51.  For more information about how the endorsement works, including how the GWB is calculated, please see “Joint For Life GMWB Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount” beginning on page 103.

24
2.50% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, the maximum annual charge is 2.52% of the GWB, which charge is payable each Contract Month.  . The tables below have the maximum and current charges.

LifeGuard Freedom Flex GMWB
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.80%	(WA Only) 1.80%	0.90%	(WA Only) 0.90%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.00%	2.04%	1.00%	1.02%
6% Bonus and Annual Step-Up	1.90%	1.92%	0.95%	0.96%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%

Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Bonus and Step-Up Charge” beginning on page 55.  For more information about how the endorsement works, including how the GWB is calculated, please see “LifeGuard Freedom Flex GMWB” beginning on page 118.

25
3.00% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, you pay the charge each Contract Month.  The tables below have the maximum and current charges.

LifeGuard Freedom Flex GMWB with Optional GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.30%	(WA Only) 2.34%	1.15%	(WA Only) 1.17%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%
6% Bonus and Annual Step-Up	2.40%	2.40%	1.20%	1.20%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.70%	2.70%	1.35%	1.35%
7% Bonus and Annual Step-Up	2.70%	2.70%	1.35%	1.35%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.50%	1.50%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “For Life GMWB With Bonus and Step-Up Charge” beginning on page 52.  For more information about how the endorsement works, including how the GWB is calculated, please see “LifeGuard Freedom Flex GMWB” beginning on page 118.

26
3.00% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, you pay the charge each Contract Month.  The tables below have the maximum and current charges.

LifeGuard Freedom Flex With Joint Option GMWB
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.10%	(WA Only) 2.10%	1.05%	(WA Only) 1.05%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%
6% Bonus and Annual Step-Up	2.50%	2.52%	1.25%	1.26%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.50%	1.50%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.50%	1.50%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB With Bonus and Step-Up Charge” beginning on page 53.  For more information about how the endorsement works, including how the GWB is calculated, please see “LifeGuard Freedom Flex GMWB With Joint Option” beginning on page 128.

27
3.00% of the GWB is the maximum annual charge, which charge is payable quarterly.  However, for Contracts purchased in Washington State, you pay the charge each Contract Month.  The tables below have the maximum and current charges.

LifeGuard Freedom Flex With Joint Option GMWB with Optional GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.60%	(WA Only) 2.64%	1.30%	(WA Only) 1.32%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.50%	1.50%
6% Bonus and Annual Step-Up	3.00%	3.00%	1.50%	1.50%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.75%	1.77%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.75%	1.77%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Joint For Life GMWB With Bonus and Step-Up Charge” beginning on page 53.  For more information about how the endorsement works, including how the GWB is calculated, please see “LifeGuard Freedom Flex GMWB With Joint Option” beginning on page 128.

28
2.20% of the GMWB Charge Base is the maximum annual charge, which charge is payable quarterly.   However, for Contracts purchased in Washington State, the maximum annual charge is 2.22% of the GMWB Charge Base, which charge is payable each Contract Month.  The tables below have the maximum and current charges.

MarketGuard Stretch GMWB
Annual Charge	Maximum		Current
	2.20%	(WA Only) 2.22%	1.10%	(WA Only) 1.11%
Charge Basis	GMWB Charge Base
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

For more information about the charge for this endorsement, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) Charge” beginning on page 54.  For more information about how the endorsement works, including how the GMWB Charge Base is calculated, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”)” beginning on page 138.

The next item shows the minimum and maximum total annual operating expenses charged by the Funds that you may pay periodically during the time that you own a Contract.

Total Annual Fund Operating Expenses

(Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses.)

Minimum: 0.57%

Maximum: 2.2 3%

More detail concerning each Fund's fees and expenses is below. But please refer to the Funds' prospectuses for even more information, including investment objectives, performance, and information about Jackson National Asset Management, LLC®, the Funds' Adviser and Administrator, as well as the sub-advisers.

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management and Admin Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Contractual Fee Waiver and/or Expense Reimbursement	Net Total Annual Fund Operating Expenses
JNL/American Funds ® Blue Chip Income and Growth	1.26% A	0.25% A	0.01% A	0.00%	1.52% A	0.45% B	1.07% A,B
JNL/American Funds Global Bond	1.38% A	0.25% A	0.03% A	0.00%	1.66% A	0.55% B	1.11% A,B
JNL/American Funds Global Small Capitalization	1.60% A	0.25% A	0.04% A	0.00%	1.89% A	0.60% B	1.29% A,B
JNL/American Funds Growth-Income	1.12% A	0.25% A	0.01% A	0.00%	1.38% A	0.40% B	0.98% A,B
JNL/American Funds International	1.49% A	0.25% A	0.04% A	0.00%	1.78% A	0.55% B	1.23% A,B
JNL/American Funds New World	1.93% A	0.25% A	0.05% A	0.00%	2.23% A	0.80% B	1.43% A,B
JNL/DFA U.S. Core Equity	0.72%	0.20%	0.01%	0.02%	0.95%	0.12% C	0.83%
JNL/T. Rowe Price Value	0.73%	0.20%	0.00%	0.00%	0.93%	0.01% C	0.92%
JNL/WMC Money Market	0.37%	0.20%	0.00%	0.00%	0.57%	0.34% D	0.23% D

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management and Admin Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL Institutional Alt 20	0.18%	0.00%	0.01%	0.75%	0.94%
JNL Institutional Alt 35	0.17%	0.00%	0.00%	0.87%	1.04%
JNL Institutional Alt 50	0.17%	0.00%	0.00%	0.98%	1.15%
JNL/American Funds ® Balanced Allocation	0.45%	0.25%	0.01%	0.46%	1.17%
JNL/American Funds Growth Allocation	0.45%	0.25%	0.01%	0.50%	1.21%
JNL/BlackRock Commodity Securities	0.78%	0.20%	0.00%	0.03%	1.01%
JNL/BlackRock Global Allocation	0.90%	0.20%	0.01%	0.01%	1.12%
JNL/Brookfield Global Infrastructure	0.95%	0.20%	0.03%	0.02%	1.20%
JNL/Capital Guardian Global Balanced	0.80%	0.20%	0.01%	0.01%	1.02%
JNL/Capital Guardian Global Diversified Research	0.87%	0.20%	0.01%	0.00%	1.08%
JNL/Eagle SmallCap Equity	0.79%	0.20%	0.00%	0.00%	0.99%
JNL/Franklin Templeton Founding Strategy	0.05%	0.00%	0.00%	1.04%	1.09%
JNL/Franklin Templeton Global Growth	0.86%	0.20%	0.00%	0.01%	1.07%
JNL/Franklin Templeton Global Multisector Bond	0.90%	0.20%	0.02%	0.02%	1.14%
JNL/Franklin Templeton Income	0.74%	0.20%	0.01%	0.01%	0.96%
JNL/Franklin Templeton International Small Cap Growth	1.10%	0.20%	0.01%	0.01%	1.32%
JNL/Franklin Templeton Mutual Shares	0.84%	0.20%	0.02%	0.02%	1.08%
JNL/Franklin Templeton Small Cap Value	0.91%	0.20%	0.01%	0.01%	1.13%
JNL/Goldman Sachs Core Plus Bond	0.67%	0.20%	0.01%	0.04%	0.92%
JNL/Goldman Sachs Mid Cap Value	0.81%	0.20%	0.00%	0.01%	1.02%
JNL/Goldman Sachs U.S. Equity Flex	0.95%	0.20%	0.88%	0.00%	2.03%
JNL/Invesco Global Real Estate	0.85%	0.20%	0.01%	0.00%	1.06%
JNL/Invesco International Growth	0.80%	0.20%	0.01%	0.01%	1.02%
JNL/Invesco Large Cap Growth	0.76%	0.20%	0.00%	0.01%	0.97%
JNL/Invesco Small Cap Growth	0.95%	0.20%	0.00%	0.01%	1.16%
JNL/Ivy Asset Strategy	1.02%	0.20%	0.00%	0.01%	1.23%
JNL/JPMorgan International Value	0.80%	0.20%	0.01%	0.00%	1.01%
JNL/JPMorgan MidCap Growth	0.79%	0.20%	0.00%	0.01%	1.00%
JNL/JPMorgan U.S. Government & Quality Bond	0.49%	0.20%	0.01%	0.01%	0.71%
JNL/Lazard Mid Cap Equity	0.81%	0.20%	0.01%	0.01%	1.03%
JNL/M&G Global Basics	1.00%	0.20%	0.01%	0.01%	1.22%
JNL/M&G Global Leaders	1.00%	0.20%	0.03%	0.00%	1.23%
JNL/Mellon Capital Management Emerging Markets Index	0.55%	0.20%	0.09%	0.02%	0.86%
JNL/Mellon Capital Management European 30	0.57%	0.20%	0.01%	0.00%	0.78%
JNL/Mellon Capital Management Pacific Rim 30	0.56%	0.20%	0.01%	0.00%	0.77%
JNL/Mellon Capital Management S&P 500 Index	0.35%	0.20%	0.02%	0.00%	0.57%
JNL/Mellon Capital Management S&P 400 MidCap Index	0.37%	0.20%	0.02%	0.00%	0.59%
JNL/Mellon Capital Management Small Cap Index	0.37%	0.20%	0.02%	0.00%	0.59%
JNL/Mellon Capital Management International Index	0.42%	0.20%	0.03%	0.00%	0.65%
JNL/Mellon Capital Management Bond Index	0.36%	0.20%	0.01%	0.00%	0.57%
JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index	0.48%	0.20%	0.03%	0.00%	0. 71%
JNL/Mellon Capital Management Index 5	0.05%	0.00%	0.00%	0.59%	0.64%
JNL/Mellon Capital Management 10 x 10	0.05%	0.00%	0.00%	0.62%	0.67%
JNL/Morgan Stanley Mid Cap Growth	0.90%	0.20%	0.01%	0.00%	1.11%
JNL/Neuberger Berman Strategic Income	0.75%	0.20%	0.01%	0.00%	0.96%
JNL/Oppenheimer Global Growth	0.81%	0.20%	0.00%	0.00%	1.01%
JNL/Eastspring Investments Asia ex-Japan	1.05%	0.20%	0.03%	0.00%	1.28%
JNL/Eastspring Investments China-India	1.10%	0.20%	0.01%	0.00%	1.31%
JNL/PIMCO Real Return	0.59%	0.20%	0.02%	0.00%	0.81%
JNL/PIMCO Total Return Bond	0.60%	0.20%	0.00%	0.00%	0.80%
JNL/PPM America Floating Rate Income	0.80%	0.20%	0.00%	0.01%	1.01%
JNL/PPM America High Yield Bond	0.54%	0.20%	0.01%	0.01%	0.76%
JNL/PPM America Mid Cap Value	0.85%	0.20%	0.01%	0.00%	1.06%
JNL/PPM America Small Cap Value	0.85%	0.20%	0.01%	0.00%	1.06%
JNL/PPM America Value Equity	0.65%	0.20%	0.01%	0.00%	0.86%
JNL/T. Rowe Price Established Growth	0.67%	0.20%	0.00%	0.00%	0.87%
JNL/T. Rowe Price Mid-Cap Growth	0.80%	0.20%	0.01%	0.00%	1.01%
JNL/T. Rowe Price Short-Term Bond	0.51%	0.20%	0.01%	0.02%	0.74%
JNL/UBS Large Cap Select Growth	0.75%	0.20%	0.01%	0.01%	0.97%
JNL/WMC Balanced	0.54%	0.20%	0.00%	0.02%	0.76%
JNL/WMC Value	0.58%	0.20%	0.01%	0.00%	0.79%
JNL/S&P Managed Conservative	0.15%	0.00%	0.01%	0.85%	1.01%
JNL/S&P Managed Moderate	0.14%	0.00%	0.01%	0.89%	1.04%
JNL/S&P Managed Moderate Growth	0.14%	0.00%	0.00%	0.91%	1.05%
JNL/S&P Managed Growth	0.14%	0.00%	0.00%	0.95%	1.09%
JNL/S&P Managed Aggressive Growth	0.16%	0.00%	0.00%	0.97%	1.13%
JNL Disciplined Moderate	0.18%	0.00%	0.00%	0.69%	0.87%
JNL Disciplined Moderate Growth	0.18%	0.00%	0.00%	0.68%	0.86%
JNL Disciplined Growth	0.18%	0.00%	0.00%	0.67%	0.85%
JNL/S&P Competitive Advantage	0.50%	0.20%	0.00%	0.00%	0.70%
JNL/S&P Dividend Income & Growth	0.49%	0.20%	0.00%	0.00%	0.69%
JNL/S&P Intrinsic Value	0.50%	0.20%	0.00%	0.00%	0.70%
JNL/S&P Total Yield	0.50%	0.20%	0.00%	0.00%	0.70%
JNL/S&P 4	0.05%	0.00%	0.00%	0.70%	0.75%
JNL/Mellon Capital Management Dow SM 10	0.44%	0.20%	0.03%	0.00%	0.67%
JNL/Mellon Capital Management S&P ® 10	0.45%	0.20%	0.02%	0.00%	0.67%
JNL/Mellon Capital Management Global 15	0.49%	0.20%	0.01%	0.00%	0.70%
JNL/Mellon Capital Management Nasdaq ® 25	0.45%	0.20%	0.04%	0.00%	0.69%
JNL/Mellon Capital Management Value Line ® 30	0.43%	0.20%	0.11%	0.00%	0.74%
JNL/Mellon Capital Management Dow SM Dividend	0.45%	0.20%	0.02%	0.00%	0.67%
JNL/Mellon Capital Management S&P ® 24	0.44%	0.20%	0.01%	0.00%	0.65%
JNL/Mellon Capital Management 25	0.44%	0.20%	0.00%	0.00%	0.64%
JNL/Mellon Capital Management Select Small-Cap	0.45%	0.20%	0.00%	0.00%	0.65%
JNL/Mellon Capital Management JNL 5	0.42%	0.20%	0.02%	0.00%	0.64%
JNL/Mellon Capital Management VIP	0.45%	0.20%	0.03%	0.00%	0.68%
JNL/Mellon Capital Management JNL Optimized 5	0.44%	0.20%	0.04%	0.00%	0.68%
JNL/Mellon Capital Management S&P ® SMid 60	0.44%	0.20%	0.01%	0.00%	0.65%
JNL/Mellon Capital Management NYSE ® International 25	0.52%	0.20%	0.05%	0.00%	0.77%
JNL/Mellon Capital Management Communications Sector	0.48%	0.20%	0.03%	0.00%	0.71%
JNL/Mellon Capital Management Consumer Brands Sector	0.48%	0.20%	0.02%	0.00%	0.70%
JNL/Mellon Capital Management Financial Sector	0.46%	0.20%	0.02%	0.00%	0.68%
JNL/Mellon Capital Management Healthcare Sector	0.45%	0.20%	0.03%	0.00%	0.68%
JNL/Mellon Capital Management Oil & Gas Sector	0.43%	0.20%	0.03%	0.00%	0.66%
JNL/Mellon Capital Management Technology Sector	0.44%	0.20%	0.03%	0.00%	0.67%

A	Fees and expenses at the Master Fund level for Class 1 shares of each respective Fund are as follows:

JNL/American Funds Blue Chip Income and Growth Fund: Management Fee: 0.41%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.01%; Total Annual Portfolio Operating Expenses: 0.42%.

JNL/American Funds Global Bond Fund: Management Fee: 0.53%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.03%; Total Annual Portfolio Operating Expenses: 0.56%.

JNL/American Funds Global Small Capitalization Fund: Management Fee: 0.70%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.74%.

JNL/American Funds Growth-Income Fund: Management Fee: 0.27%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.01%; Total Annual Portfolio Operating Expenses: 0.28%.

JNL/American Funds International Fund: Management Fee: 0.49%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.04%; Total Annual Portfolio Operating Expenses: 0.53%.

JNL/American Funds New World Fund: Management Fee: 0.73%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.05%; Total Annual Portfolio Operating Expenses: 0.78%.

B
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for such time as the Fund is operated as a Feeder Fund, because during that time it will not be providing the portfolio management portion of the investment advisory and management services. This fee waiver will generally continue as long as the Fund is part of a master-feeder Fund structure, but in any event, the fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees. The Management and Admin Fee and the Annual Operating Expense columns in this table reflect the inclusion of the contractual fee waivers.

C
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for at least one year from the date of this Prospectus. Thereafter, the waiver will automatically renew for one-year terms unless the Adviser provides written notice of the termination of the agreement to the Board of Trustees within 30 days of the end of the then current term.

D
JNAM has contractually agreed to waive fees and reimburse expenses of the Fund to the extent necessary to limit the total operating expenses of each class of shares of the Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s investment income for the period.  The fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees.

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contracts with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions, the Fixed Account and the GMWB Fixed Account, if applicable.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated.  Neither transfer fees nor Premium tax charges are reflected in the example.  The example also assumes that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost if you select the optional Earnings Protection Benefit, the optional 5% Contract Enhancement under Perspective II, L Series and Advisors II, the most expensive Optional Death Benefit Endorsement, the Five-year Withdrawal Charge Period under Perspective II and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
If you surrender your Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Perspective II	$2,19 5	$3, 629	$4, 703	$7, 488
L Series	$2,246	$3,809	$4,685	$7,802
Advisors II	$1,187	$2,936	$4,502	$7,774
Rewards	$1,697	$3,310	$4,811	$7,700

If you annuitize at the end of the applicable time period:

	1 year *	3 years	5 years	10 years
Perspective II	$2,19 5	$3, 029	$4,5 03	$7, 488
L Series	$2,246	$3,159	$4,685	$7,802
Advisors II	$1,187	$2,936	$4,502	$7,774
Rewards	$1,697	$2,710	$4,311	$7,700

*Withdrawal charges apply to annuitizations occurring within one year of the Contract's Issue Date.

If you do not surrender your Contract:

	1 year	3 years	5 years	10 years
Perspective II	$94 5	$2,70 4	$4, 303	$7, 488
L Series	$996	$2,834	$4,485	$7,802
Advisors II	$987	$2,811	$4,452	$7,774
Rewards	$947	$2,710	$4,311	$7,700

The example does not represent past or future expenses.  Your actual costs may be higher or lower.

CONDENSED FINANCIAL INFORMATION

The information about all Accumulation Unit Values constitutes the condensed financial information, which can be found in the Statement of Additional Information for each Contract. The value of an Accumulation Unit is determined on the basis of changes in the per share value of an underlying Fund and Separate Account charges for the base Contract and the various combinations of optional endorsements.  The financial statements of the Separate Account and Jackson can be found in the Statement of Additional Information.  The financial statements of the Separate Account include information about all the contracts offered through the Separate Account.  The financial statements of Jackson that are included should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts.  Jackson's financial statements do not bear on the future investment experience of the assets held in the Separate Account.  For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center.  Our contact information is on the cover page of this prospectus.

THE ANNUITY CONTRACTS

Your Contract is a contract between you, the Owner, and us.  Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit.  Purchases under tax-qualified plans should be made for other than tax deferral reasons.  Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract.  We will not issue a Contract to someone older than age 90 (age 85 for Rewards Contracts and Contracts purchased in Oklahoma).  Optional benefits may have different requirements, as noted.

Your Contract Value may be allocated to

●	our Fixed Account, as may be made available by us, or as may be otherwise limited by us,
●	our GMWB Fixed Account (only if the optional Jackson Select Protector GMWB is elected), as may be made available by us, or as may be otherwise limited by us, or to
●	Investment Divisions of the Separate Account that invest in underlying Funds.

Your Contract, like all deferred annuity contracts, has two phases:

●	the accumulation phase, when you make Premium payments to us, and
●	the income phase, when we make income payments to you.

As the Owner, you can exercise all the rights under your Contract.  You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form).  We reserve the right to refuse an assignment, and an assignment may be a taxable event.  Your ability to change ownership is limited on Contracts with one of the For Life GMWBs.  Please contact our Annuity Service Center for help and more information.

The Contracts are flexible Premium fixed and variable deferred annuities and may be issued as either an individual or a group contract.    Contracts issued in your state may provide different features and benefits than those described in this prospectus.  This prospectus provides a description of the material rights and obligations under the Contracts.  Your Contract and any endorsements are the formal contractual agreement between you and the Company.  In those states where Contracts are issued as group contracts, references throughout the prospectus to “Contract(s)” shall also mean “certificate(s)” under those group Contracts.

JACKSON

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961.  Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951.  We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York.  We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

We issue and administer the Contracts and the Separate Account.  We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

We are working to provide documentation electronically.  When this program is available, we will, as permitted, forward documentation electronically.  Please contact us at our Annuity Service Center for more information.

THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT

Contract Value allocated to the Fixed Account and/or the GMWB Fixed Account will be placed with other assets in our General Account.  Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors.  Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits.  The Fixed Account and the GMWB Fixed Account are not registered with the SEC, and the SEC does not review the information we provide to you about them.  Disclosures regarding the Fixed Account and the GMWB Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.  Both the availability of, and transfers into and out of, the Fixed Account (which consists of the Fixed Account Options) and the GMWB Fixed Account may be subject to contractual and administrative requirements.  For more information, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Annuity Service Center.

THE FIXED ACCOUNT

Fixed Account Options.  Each Fixed Account Option credits interest to your Contract Value in the Fixed Account for a specified period that you select (currently, one, three, five or seven years), subject to availability (and we reserve the right, in our sole discretion, to limit or suspend availability of the Fixed Account Options), so long as the Contract Value in that Fixed Account Option is not withdrawn, transferred, or annuitized until the end of the specified period.  You may not elect any Fixed Account Option that extends beyond the Income Date, other than the one-year option; and election of the one-year option will not extend the Income Date.  Rather, commencing on the Income Date, we will cease to credit interest under any one-year Fixed Account Option that has not yet reached the end of its term.

Fixed Account Option Limitations apply on Advisors II Contracts. Any amounts allocated to the Fixed Account under Advisors II (including any Contract Enhancement) will be automatically transferred, on a monthly basis in equal installments, to your choice of Investment Divisions within six months of the allocation, so that at the end of the period, all amounts in the Fixed Account will have been transferred out.  The installment amount will be determined based on the amount allocated to the Fixed Account and the credited interest rate.  Charges, withdrawals and any additional transfers (which are permitted at any time) taken from the Fixed Account will shorten the length of time it takes to deplete the account balance.  Automatic transfers will not count against the 15 free transfers in a Contract year.

The following restrictions currently apply on Contracts with an optional Contract Enhancement endorsement during the first seven Contract Years (five Contract Years for the 2% Contract Enhancement). The three, five and seven year Fixed Account Options are not available and transfers to any Fixed Account Option are not permitted (including under the Dollar Cost Averaging program).  Premiums may be allocated to the one year Fixed Account Option.  However, any Premium allocated to the one year Fixed Account must be transferred out of the one year Fixed Account in a series of scheduled monthly transfers to your choice of Investment Divisions within either a 6 or 12 month period beginning on the date we received the Premium.  Therefore, at the end of the 6 or 12 month period, all amounts in the one year Fixed Account will have been transferred out of the one year Fixed Account.  See "Additional Information Concerning the One-Year Fixed Account Option" below for additional information on the transfer out provision.  These restrictions may be modified, eliminated, or otherwise revised, at which time we will provide you with written notice of the changes.

Rates of Interest We Credit.

Perspective II, L Series and Rewards Contracts

These Contracts guarantee a Fixed Account minimum interest rate that applies to every Fixed Account Option under any Contract, regardless of the term of that option.  The Fixed Account minimum interest rate guaranteed by the Contracts at least equals the minimum rate prescribed by the applicable non-forfeiture law in each state where the Contracts are sold.  In addition, we establish a declared rate of interest (“base interest rate”) at the time you allocate any Premium payment or other Contract Value to a Fixed Account Option, and that base interest rate will remain in effect for the entire term of the Fixed Account Option that you select for that allocation.  To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account minimum interest rate, we will credit that allocation with the higher base interest rate.  Thus, the declared base interest rate could be greater than the guaranteed Fixed Account minimum interest rate specified in your Contract, but will never cause you to be credited with less than the currently applicable Fixed Account minimum interest rate.  Subject to the Fixed Account minimum interest rate, we may declare different base interest rates at different times, although any new base interest rate Jackson declares for a Fixed Account Option will apply only to Premiums or other amounts allocated to that Fixed Account Option after the new rate goes into effect.

The Fixed Account minimum interest rate will be a rate, credited daily, that will be reset every January pursuant to a formula that is prescribed under applicable state nonforfeiture laws and that is set forth in the Contracts.  Specifically, the Fixed Account minimum interest rate will be reset each January to equal the average of the daily five-year Constant Maturity Treasury Rates reported by the Federal Reserve for the preceding October (rounded to the nearest 1/20 of a percent), less 1.25%, provided further that the Fixed Account minimum interest rate will never be less than 1% or more than 3%.  As noted above, these limits are prescribed by state non-forfeiture laws and set forth in the Contracts.  This means that the Fixed Account minimum interest rate applicable to your Contract will in no case ever exceed a maximum of 3%. Your Contract’s initial Fixed Account minimum interest rate will be stated in your Contract, and will be the rate that is in effect on the Contract’s Issue Date pursuant to the foregoing formula.  Thereafter, on the Contract Monthly Anniversary for each January, the Fixed Account minimum interest rate will be reset in accordance with the above formula. (The Contract Monthly Anniversary for any January is the Contract Monthly Anniversary that falls within that month).   If you allocate a Premium payment or other Contract Value to a Fixed Account Option, the Fixed Account minimum interest rate in effect at the time of the allocation would initially apply to that allocation.  Subsequent resets of the Fixed Account minimum interest rate on each January Contract Monthly Anniversary could change the amount of interest you would thereafter earn on that allocation.  Thus, if the new Fixed Account minimum interest rate is higher than the rate previously being credited to your allocation to a Fixed Account Option, the interest rate being credited would increase to that new higher rate.  On the other hand, if the new Fixed Account minimum interest rate is lower than the rate being credited to your allocation, the interest rate being credited would decrease to that lower rate, but never below the base interest rate.  We will advise you of any new Fixed Account minimum interest rate in the fourth quarter report for the calendar year preceding the January Contract Monthly Anniversary on which the change occurs.

Advisors II Contracts

The Fixed Account under Advisors II offers a base interest rate that we establish and will credit to the amounts allocated to the Fixed Account for a six-month period.  The base interest rate is subject to your Contract's Fixed Account minimum interest rate, which will be 2% a year, credited daily, during the first ten Contract Years and 3% a year, credited daily, afterwards.  Subject to these minimum requirements, we may declare different base interest rates at different times.  We require that Premium allocated to the Fixed Account (including any Contract Enhancement) be automatically transferred, on a monthly basis in equal installments, to your choice of Investment Divisions within six months of the allocation, so that at the end of the period, all amounts in the Fixed Account will have been transferred out.  The installment amount will be determined based on the amount allocated to the Fixed Account and the credited interest rate.  Charges, withdrawals and any additional transfers (which are permitted at any time) taken from the Fixed Account will shorten the length of time it takes to deplete the account balance.  Automatic transfers will not count against the 15 free transfers in a Contract year.  Interest will continue to be credited daily on the account balance remaining in the Fixed Account as funds are automatically transferred into your choice of Investment Divisions.  However, the effective yield over the six-month automatic transfer period will be less than the credited interest rate, as it will be applied to a declining balance in the Fixed Account.

For the most current information about applicable interest rates on all Contracts, you may contact your registered representative or (at the address and phone number on the cover page of this prospectus) our Annuity Service Center.

Excess Interest Adjustment (not applicable to Advisors II).  An Excess Interest Adjustment may apply to amounts withdrawn, transferred or annuitized from a Fixed Account Option prior to the end of the specified period.  The Excess Interest Adjustment reflects changes in the level of interest rates since the beginning of the Fixed Account Option period.  In order to determine whether there will be an Excess Interest Adjustment, we first consider the base interest rate of the Fixed Account Option from which you are taking an amount as a withdrawal, transfer, or annuitization.  As discussed above under ‘Rates of Interest we Credit,’ the ‘base interest rate’ is a rate which we declare at the time you allocate any amount to a Fixed Account Option and which we credit to that Fixed Account Option if and when such base interest rate is higher than the Fixed Account minimum interest rate.  The Excess Interest Adjustment is based on the relationship of the base interest rate on your Fixed Account Option to the ‘current new business interest rate,’ which is a rate that we use solely for purposes of calculating the amount of any Excess Interest Adjustment.  The ‘current new business interest rate’ is .50% per annum greater than the base interest rate we are then offering on a new Fixed Account Option with the same duration as your Fixed Account Option.  If we are not then offering that duration, we will estimate a base interest rate for that duration based on the closest durations that we are then offering.

Generally, the Excess Interest Adjustment will (a) increase the amount withdrawn, transferred, or annuitized when the current new business rate is lower than the base interest rate being credited for the Fixed Account Option from which the amount is being taken and will (b) decrease the amount withdrawn, transferred, or annuitized when the current new business rate is higher than the base interest rate for the Fixed Account Option from which the amount is being taken. There will be no excess interest adjustment if these rates are the same. Any adjustment resulting from the Excess Interest Adjustment is applied to the amount that is being withdrawn, transferred, or annuitized from the Fixed Account Option.  However, an Excess Interest Adjustment will not otherwise affect the values under your Contract.

Moreover, even if the current new business interest rate is greater than the base interest rate for the Fixed Account Option from which the amount is being taken, there will be no Excess Interest Adjustment if the difference between the two is less than 0.50%.   This limitation avoids decreases in the amount withdrawn, transferred, or annuitized in situations where the general level of interest rates has declined but the current new business interest rate nevertheless exceeds the base interest rate for your Fixed Account Option because of the additional .50% that (as described above) is added when determining the current new business rate.

Also, there is no Excess Interest Adjustment on: amounts taken from the one-year Fixed Account Option; death benefit proceed payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; and free withdrawals.  In no event will a total withdrawal, transfer or annuitization from the Fixed Account Options be less than the Fixed Account minimum value.  The Fixed Account minimum value at least equals the minimum value prescribed by the applicable non-forfeiture law in each state where the Contracts are sold.  The Fixed Amount minimum value for any Fixed Account Option is the amount that would result from (1) accumulating the following amounts at the Fixed Account minimum interest rate: (a) any Premium payments (net of any associated Premium taxes plus any Contract Enhancements) or transfers that you allocate to that Fixed Account Option less (b) any withdrawals, transfers, or charges that are taken out of that Fixed Account Option; and (2) deducting any withdrawal charges, recapture charges, or charge for taxes due in connection with the withdrawal.  In the case of a partial withdrawal or transfer from a Fixed Account Option, you will have been credited with interest on the amount withdrawn or transferred at a rate at least equal to the Fixed Account minimum interest rate, even if subject to an Excess Interest Adjustment that otherwise would have reduced it below that rate.

The following example illustrates how the Fixed Account minimum value may affect an Excess Interest Adjustment on a partial withdrawal.  If you allocated your initial Premium of $10,000 to the Fixed Account and your declared rate of interest was 3%, after one year (assuming no other transactions or withdrawal charges) your Contract Value in the Fixed Account would be $10,300. If the Fixed Account minimum interest rate was 1%, your Fixed Account minimum value would be $10,100. In this case, an Excess Interest Adjustment could not reduce the withdrawal by more than $200 (the difference between your Contract Value in the Fixed Account and the Fixed Account minimum value).  For example, if you request an $8,000 withdrawal and it is subject to a $200 negative Excess Interest Adjustment, the withdrawal would be adjusted to $7,800. However, if it were subject to a negative $400 Excess Interest Adjustment, the $8,000 withdrawal still would only be adjusted to $7,800, so that it does not invade the Fixed Account minimum value. Immediately after either of these withdrawals, there will be no difference between your Contract Value in the Fixed Account and Fixed Account minimum value, and no negative Excess Interest Adjustments will apply on subsequent withdrawals until the Contract Value in the Fixed Account again grows to be larger than the Fixed Account minimum value.

End of Fixed Account Option Periods (Not applicable to Advisors II). Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account Option, and there will not be an Excess Interest Adjustment.  If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account Option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date.  If such new Fixed Account Option would extend beyond the Income Date, we will use the longest Fixed Account Option that does not extend beyond the Income Date; or (if less than 1 year remains until the Income Date) we will credit interest at the current interest rate under the one-year Fixed Account Option up to the Income Date.  If the specified period of the same duration that has ended is no longer available, we will use the next shorter period that is then available.

Additional Information Concerning the One-Year Fixed Account Option (Not applicable to Advisors II).  If you allocate Premiums to the one-year Fixed Account Option, we may require that the amount in the one-year Fixed Account Option (including any Contract Enhancement) be automatically transferred on a monthly basis in installments to your choice of Investment Division within 12 months of the date we received the Premium, so that at the end of the period, all amounts in the one-year Fixed Account Option will have been transferred.  The amount will be determined based on the amount allocated to the one-year Fixed Account Option and the base interest rate.  Charges, withdrawals and additional transfers taken from the one-year Fixed Account Option will shorten the length of time it takes to deplete the account balance.  These automatic transfers will not count against the 15 free transfers in a Contract year or any maximum on amounts transferable from the one-year Fixed Account Option that we may impose as described in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions” later in this prospectus.

Interest will continue to be credited daily on the account balance remaining in the one-year Fixed Account Option as funds are automatically transferred into your choice of Investment Divisions.  However, the effective yield over the 12-month automatic transfer period will be less than the base interest rate (or, if applicable, the Fixed Account minimum interest rate), as the applicable rate will be applied to a declining balance in the one-year Fixed Account Option.

Please also refer to “Transfers and Frequent Transfer Restrictions” later in this prospectus for information about certain restrictions, limits and requirements that may apply (or may in the future apply) to transfers to or from the Fixed Account Options.  In particular, we describe certain additional restrictions that may apply with respect to transfers from the one-year Fixed Account Option, including the possibility that, you might not be able to transfer all of your Contract Value out of the one-year Fixed Account Option for at least three years.  Accordingly, before allocating any Premium payments or other Contract Value to the one year Fixed Account Option, you should consider carefully the conditions we may impose upon your use of that option.

The DCA+ Fixed Account Option, if available, offers a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions or systematic transfers to other Fixed Account Options.  From time to time, we will offer special enhanced rates on the DCA+ Fixed Account Option.  DCA+ Fixed Account Option is only available for new Premiums.  We provide more information about Dollar Cost Averaging, including DCA+, under “Other Information” later in this prospectus.

THE GMWB FIXED ACCOUNT

The Guaranteed Minimum Withdrawal Benefit (GMWB) Fixed Account.  The GMWB Fixed Account is available only in conjunction with the purchase of the Jackson Select Protector GMWB.  If you elect to purchase this GMWB, automatic transfers of your Contract Value may be required to and from the GMWB Fixed Account according to non-discretionary formulas.  You may not allocate additional monies to the GMWB Fixed Account.

The Contract Value in the GMWB Fixed Account is credited with a specific interest rate.  The interest rate initially declared for each transfer to the GMWB Fixed Account will remain in effect for a period of not less than one year.  GMWB Fixed Account interest rates for subsequent periods may be higher or lower than the rates previously declared.  The interest rate is credited daily to the Contract Value in the GMWB Fixed Account and the rate may vary by state but will never be less than the Fixed Account minimum interest rate applicable to the Contract, as discussed under "THE FIXED ACCOUNT" beginning on page 19.  Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMWB Fixed Account interest rate for your state.  Our contact information is on the cover page of this prospectus.

Contract charges deducted from the Fixed Account and Investment Divisions are also deducted from the GMWB Fixed Account in accordance with your Contract's provisions.  DCA, DCA+, Earnings Sweep and Automatic Rebalancing are not available to or from the GMWB Fixed Account.  There is no Excess Interest Adjustment on transfers, withdrawals or deductions from the GMWB Fixed Account.  Transfers to and from the GMWB Fixed Account are automatic according to non-discretionary formulas; you may not choose to transfer amounts to and from the GMWB Fixed Account.  These automatic transfers will not count against the 15 free transfers in a Contract Year.  You will receive a confirmation statement reflecting the automatic transfer of any Contract Value to and from the GMWB Fixed Account.

For more detailed information regarding Jackson Select Protector GMWB, including the GMWB Fixed Account, please see “For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets Endorsement (Jackson Select Protector GMWB)” beginning on page 82.

THE SEPARATE ACCOUNT

We established the Separate Account on June 14, 1993, pursuant to the provisions of Michigan law.  The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations.  However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct.  All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions.  We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

INVESTMENT DIVISIONS

Your Contract Value may be allocated to no more than 18 Investment Divisions, the Fixed Account and the GMWB Fixed Account at any one time.  Each Investment Division purchases the shares of one underlying Fund (mutual fund portfolio) that has its own investment objective.  The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account Options and the GMWB Fixed Account.  However, this is not guaranteed.  It is possible for you to lose your Contract Value allocated to any of the Investment Divisions.  If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select.  The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

The following Funds in which the Investment Divisions invest are each known as a Fund of Funds.  Funds offered in a Fund of Funds structure may have higher expenses than direct investments in the underlying Funds.  You should read the prospectus for the JNL Series Trust for more information.

JNL/American Funds ® Balanced Allocation
JNL/American Funds Growth Allocation
JNL Institutional Alt 20
JNL Institutional Alt 35
JNL Institutional Alt 50
JNL/Franklin Templeton Founding Strategy
JNL/Mellon Capital Management 10 x 10
JNL/Mellon Capital Management Index 5
JNL/S&P 4
JNL/S&P Managed Conservative
JNL/S&P Managed Moderate
JNL/S&P Managed Moderate Growth
JNL/S&P Managed Growth
JNL/S&P Managed Aggressive Growth
JNL Disciplined Moderate
JNL Disciplined Moderate Growth
JNL Disciplined Growth

The names of the Funds that are available, along with the names of the advisers and sub-advisers and a brief statement of each investment objective, are below:

JNL Series Trust

JNL Institutional Alt 20 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust , the JNL Variable Fund LLC , and the Curian Variable Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the Curian Variable Series Trust are available as Underlying Funds.  Under normal circumstances, the Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in traditional asset classes and strategies (approximately 80%), and non-traditional asset classes and strategies (approximately 20%).  Traditional asset class investments of the Underlying Funds include, but are not limited to, international and U.S. equity, bonds, large-cap, mid-cap, small cap and money market instruments.  Non-traditional asset class investments of the Underlying Funds include, but are not limited to, managed futures, global real estate, emerging market equity and debt, and listed private equity instruments.

JNL Institutional Alt 35 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust , the JNL Variable Fund LLC , and the Curian Variable Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the Curian Variable Series Trust are available as Underlying Funds.  Under normal circumstances, the Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in traditional asset classes and strategies (approximately 65%), and non-traditional asset classes and strategies (approximately 35%).  Traditional asset class investments of the Underlying Funds include, but are not limited to, international and U.S. equity, bonds, large-cap, mid-cap, small cap and money market instruments.  Non-traditional asset class investments of the Underlying Funds include, but are not limited to, managed futures, global real estate, emerging market equity and debt, and listed private equity instruments.

JNL Institutional Alt 50 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest each are a separate series of the JNL Series Trust , the JNL Variable Fund LLC , and the Curian Variable Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the Curian Variable Series Trust are available as Underlying Funds.  Under normal circumstances, the Fund has a target percentage allocation among the specified Underlying Funds that are categorized as primarily investing in traditional asset classes and strategies (approximately 50%), and non-traditional asset classes and strategies (approximately 50%).  Traditional asset class investments of the Underlying Funds include, but are not limited to, international and U.S. equity, bonds, large-cap, mid-cap, small cap and money market instruments.  Non-traditional asset class investments of the Underlying Funds include, but are not limited to, managed futures, global real estate, emerging market equity and debt, and listed private equity instruments.

JNL/American Funds ® Balanced Allocation Fund
Jackson National Asset Management, LLC

Seeks a balance between current income and growth of capital by investing in Class 1 shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest are a part of the American Funds Insurance Series® (“AFIS”).  Not all Funds of AFIS are available as Underlying Funds.  Under normal circumstances, the Fund allocates approximately 50%-80% of its assets to Underlying Funds that invest primarily in equity securities and 20%-50% of its assets to Underlying Funds that invest primarily in fixed-income securities.

JNL/American Funds Growth Allocation Fund
Jackson National Asset Management, LLC

Seeks capital growth with a secondary emphasis on current income by investing in Class 1 shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest are a part of the American Funds Insurance Series® (“AFIS”).  Not all Funds of AFIS are available as Underlying Funds.  Under normal circumstances, the Fund allocates approximately 70%-100% of its assets to Underlying Funds that invest primarily in equity securities and 0%-30% of its assets to Underlying Funds that invest primarily in fixed-income securities.

JNL/American Funds Blue Chip Income and Growth Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks both income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® – Blue Chip Income and Growth Fund SM (“Master Blue Chip Income and Growth Fund” or “Master Fund”). The Master Fund invests primarily in dividend-paying common stocks of larger, more established companies domiciled in the United States with market capitalizations of $4 billion and above. The Master Fund also will ordinarily invest at least 90% of its equity assets in the stock of companies whose debt securities are rated at least investment grade. The Master Fund may invest up to 10% of its assets in equity securities of larger companies domiciled outside the United States, so long as they are listed or traded in the United States.

JNL/American Funds Global Bond Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks , over the long term, a high level of total return consistent with prudent investment management through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® – Global Bond Fund SM (“Master Global Bond Fund” or “Master Fund”).   The Master Fund is designed for investors seeking returns through a portfolio of debt securities issued by companies based around the world. The Master Fund seeks to provide, over the long term, with as high a level of total return as is consistent with prudent management, by investing at least 80% of its assets in bonds. The Master Fund invests primarily in debt securities of governmental, supranational and corporate issuers denominated in various currencies, including U.S. dollars. The Master Fund may also invest a portion of its assets in lower quality, higher yielding debt securities (rated Ba1 or below and BB+ or below by NRSRO s or unrated but determined to be of equivalent quality by the Master Fund’s investment adviser).  Such securities are sometimes referred to as “junk bonds.” The total return of the Master Fund will be the result of interest income, changes in the market value of the Master Fund’s investments and changes in the value of other currencies relative to the U.S. dollar.

JNL/American Funds Global Small Capitalization Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks growth of capital over time through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® – Global Small Capitalization Fund SM (“Master Global Small Capitalization Fund” or “Master Fund”). The Master Global Small Capitalization Fund invests at least 80% of its net assets in growth-oriented common stocks and other equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds) of companies with small market capitalizations, measured at the time of purchase. The Master Global Small Capitalization Fund is designed for investors seeking capital appreciation through stocks. Investors in the Master Global Capitalization Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

JNL/American Funds Growth-Income Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks long-term growth of capital and income through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® – Growth-Income Fund SM (“Master Growth-Income Fund” or “Master Fund”). The Master Growth-Income Fund seeks to make the investment grow and provide income over time by investing primarily in common stocks or other securities that demonstrate the potential for appreciation and/or dividends.   T he Master Growth-Income Fund may invest up to 15% of its assets, at the time of purchase, in securities of issuers domiciled outside the United States.

JNL/American Funds International Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks long-term growth of capital through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® – International Fund SM (“Master International Fund” or “Master Fund”). The Master International Fund seeks to make the investment grow over time by investing primarily in common stocks of companies located outside the United States. The Master Fund is designed for investors seeking capital appreciation through stocks. Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

JNL/American Funds New World Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks long-term capital appreciation through exclusive investment in the Class 1 shares of the American Funds Insurance Series ® – New World Fund SM (“Master New World Fund” or “Master Fund”). The Master Fund is designed for investors seeking capital appreciation over time.   The Fund may invest in companies without regard to market capitalization, including companies with small market capitalizations. Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value. Under normal market conditions, the Master Fund will invest at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets.

JNL/BlackRock Commodity Securities Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)

Seeks long-term capital growth by investing in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities.  The Fund may invest in securities of any market capitalization.

Under normal market conditions, the Fund will utilize two strategies and will invest approximately 50% to 75% of its assets in the “Natural Resources Strategy,” and 25% to 50% of its assets in the “Commodity Strategy.”  The “Natural Resources Strategy” will focus on companies active in the extraction, production, and processing of commodities and raw materials. The “Commodit y Strategy” will focus on investments in commodity securities.

JNL/BlackRock Global Allocation Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)

Seeks high total investment return by investing in a portfolio of equity and debt securities , money market securities and other short-term securities or instruments of issuers located around the world.  Generally, the Fund will invest in both equity and debt securities and seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility . Equity securities include common stock, rights and warrants, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock.   The Fund may invest in securities of any market capitalization.   The Fund uses derivatives as a means of managing exposure to foreign currencies and other adverse market movements, as well as to increase returns.

JNL/Brookfield Global Infrastructure Fund
Jackson National Asset Management, LLC (and Brookfield Investment Management Inc. and sub-sub-adviser: AMP Capital Brookfield (US) LLC)

Seeks total return through growth of capital and current income by investing at least 80% of its net assets in securities of publicly traded equity securities of infrastructure companies listed on a domestic or foreign exchange, throughout the world, including the United States.  Securities in which the Fund may invest include, but are not limited to, common, convertible and preferred stock, stapled securities, income trusts, limited partnerships, and limited partnership interests in the general partners of master limited partnerships, issued by infrastructure and infrastructure-related companies.

JNL/Capital Guardian Global Balanced Fund
Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

Seeks income and capital growth, consistent with reasonable risk through investments in stocks and fixed-income securities of U.S. and non-U.S. issuers.  The Fund’s neutral position is a 65%/35% blend of equities and fixed-income, but may allocate 55% to 75% of the Fund’s assets to equit y securit ies and 25% to 45% of the Fund’s assets to fixed-income securities .   The Fund may also invest in debt securities of developing country (emerging market) issuers.

JNL/Capital Guardian Global Diversified Research Fund
Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

Seeks long-term growth of capital and income by investing at least 80% of its assets in a portfolio consisting of equity securities of U.S. and non-U.S. issuers.  The Fund normally will invest in common stocks, preferred shares and convertible securities of companies with market capitalization greater than $1 billion at the time of purchase. The Fund may also invest in equity securities of developing country (emerging market) issuers.

JNL/ DFA U.S. Core Equity Fund
Jackson National Asset Management, LLC (and Dimensional Fund Advisors LP )

Seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its assets in equity securities of U.S. companies.  The percentage allocation of the assets of the Fund to securities of the largest U.S. growth companies will generally be reduced from between 2.5% and 25% of their percentage weight in the U.S. universe.  The percentage by which the Fund’s allocation to securities of the largest U.S. growth companies is reduced will fluctuate with market movements.  Additionally, the range by which the Fund’s percentage allocation to the securities of the largest U.S. growth companies is reduced as compared to the U.S. universe will change from time to time.

JNL/Eagle SmallCap Equity Fund
Jackson National Asset Management, LLC (and Eagle Asset Management, Inc.)

Seeks long-term capital appreciation by investing , under normal circumstances , at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of the companies represented by the Russell 2000®   Index .   The Fund’s equity holdings consist primarily of common stocks, but may also include preferred stocks and investment grade securities convertible into common stocks, and warrants.

JNL/Eastspring Investments Asia ex-Japan Fund
Jackson National Asset Management, LLC (and Eastspring Investments (Singapore) Limited)

Seeks long-term total return and capital appreciation by investing under normal circumstances at least 80% of its assets in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of companies, which are listed, incorporated, or have their area of primary activity in the Asia ex-Japan region.

JNL/Eastspring Investments China-India Fund
Jackson National Asset Management, LLC (and Eastspring Investments (Singapore) Limited)

Seeks long-term total return by investing normally, 80% of its assets in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the People’s Republic of China and India.

JNL/Franklin Templeton Founding Strategy Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by making allocations (approximately 33 1/3%) of its assets and cash flows among Class A shares of the following three Underlying Funds: 1) JNL/Franklin Templeton Income Fund; 2) JNL/Franklin Templeton Global Growth Fund; and 3) JNL/Franklin Templeton Mutual Shares Fund.  These Underlying Funds, in turn invest primarily in U.S. and foreign equity securities, and, to a lesser extent, fixed-income and money market securities.

JNL/Franklin Templeton Global Growth Fund
Jackson National Asset Management, LLC (and Templeton Global Advisors Limited)

Seeks long-term capital growth by investing , under normal market conditions, primarily in the equity securities of companies located anywhere in the world, including emerging markets.

JNL/Franklin Templeton Global Multisector Bond Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)
Seeks total investment return consisting of a combination of interest income, capital appreciation, and currency gains by investing , under normal market conditions, primarily in fixed and floating rate debt securities and debt obligations issued by governments, government-related issuers, or corporate issuers worldwide (collectively, “fixed-income securities”) which may result in high portfolio turnover.  Fixed-income securities include debt securities of any maturity, such as bonds, notes, bills and debentures.  Investments in debt securities may include, but are not limited to, debt securities of any maturity of governments and government agencies throughout the world (including the U.S.), their agencies and instrumentalities and supranational organizations, municipal and local/provincial debt, debt securities of corporations, commercial paper, preferred stock, bank loans, convertible securities, mortgage- or asset-backed securities, inflation-linked securities, equipment trusts and other securitized or collateralized debt securities.   Certain instruments in which the Fund invests may be illiquid or thinly-traded securities. The Fund also regularly enters into currency-related transactions in both developed and emerging markets, in an attempt to generate total return and manage risk, including risk from differences in global short-term interest rates.  The Fund may also invest in securities or structured products that are linked to or derive their value from another security, asset or currency of any nation.

JNL/Franklin Templeton Income Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)

Seeks to maximize income while maintaining prospects for capital appreciation by investing , under normal market conditions, in a diversified portfolio of debt and equity securities.   The Fund seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with attractive dividend yields.  In its search for growth opportunities, the Fund maintains the flexibility to invest in common stocks of companies from a variety of sectors, but from time to time, based on economic conditions, the Fund may have significant investments in particular sectors.

JNL/Franklin Templeton International Small Cap Growth Fund
Jackson National Asset Management, LLC (and Franklin Templeton Institutional, LLC)

Seeks long-term capital appreciation by investing , under normal market conditions, at least 80% of its assets in a diversified portfolio of marketable equity and equity-related securities of smaller international companies with a market capitalization of less than $5 billion.  The Fund invests predominately in securities listed or traded on recognized international markets in developed countries included in MSCI EAFE Small Cap Index.  The Fund may invest in emerging market countries.

JNL/Franklin Templeton Mutual Shares Fund
Jackson National Asset Management, LLC (and Franklin Mutual Advisers, LLC)

Seeks capital appreciation, which may occasionally be short-term (which is capital appreciation return on investment in less than 12 months) , and secondarily, income by investing , under normal market conditions, primarily in equity securities (including securities convertible into, or that the sub-adviser expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the sub-adviser believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).  Following this value-oriented strategy, the Fund invests primarily in undervalued securities (securities trading at a discount to intrinsic value). The equity securities in which the Fund invests are primarily common stock.  To a lesser extent, the Fund also invests in merger arbitrage securities and distressed companies.

The Fund is not limited to pre-set maximums or minimums governing the size of the companies in which it may invest.  However as a general rule, the Fund currently invests the equity portion of its portfolio primarily to predominately in companies with market capitalizations greater than $5 billion, with a portion or a significant amount in smaller companies.

JNL/Franklin Templeton Small Cap Value Fund
Jackson National Asset Management, LLC (and Franklin Advisory Services, LLC)

Seeks long-term total return by investing, normally, at least 80% of its assets in investments of small-capitalization companies.   The Sub-Adviser deems small capitalization companies are companies with market capitalizations (the market value of a company’s outstanding stock) under $3.5 billion at the time of purchase.

JNL/Goldman Sachs Core Plus Bond Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P. and sub-sub-adviser: Goldman Sachs Asset Management International)

Seeks a high level of current income, with capital appreciation as a secondary objective, by investing, under normal circumstances, at least 80% of its assets in a globally diverse portfolio of bonds and other fixed-income securities and related investments.   The Sub-Adviser has broad discretion to invest the Fund’s assets among certain segments of the fixed-income market (including non-investment grade securities), emerging market debt securities and in obligations of domestic and foreign issuers which may be denominated in currencies other than the U.S. dollar.  The Fund does not currently intend to invest more than 75% of assets in non-investment grade securities.

JNL/Goldman Sachs Mid Cap Value Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations within the range of market capitalization of companies constituting the Russell Midcap® Value Index at the time of the investment.   If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities.

JNL/Goldman Sachs U.S. Equity Flex Fund
Jackson National Asset Management, LLC (Goldman Sachs Asset Management, L.P.)

Seeks long-term capital appreciation by investing in a broad mix of equity securities that aims to produce long-term capital appreciation and target attractive risk adjusted returns compared to the S&P 500 Index. The Sub-Adviser will normally establish long and short positions in equity securities.  In seeking to outperform its benchmark index, the S&P 500 Index, the Fund will hold long securities that the Sub-Adviser believes are more likely to outperform the index, and will take short positions in securities the Sub-Adviser believes will underperform the index.

JNL/Invesco Global Real Estate Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc. and sub-sub-adviser: Invesco Asset Management Ltd.)

Seeks high total return by investing, normally, at least 80% of its assets in the equity and debt securities of real estate and real estate-related companies located in at least three different countries, including the United States.   These companies include real estate investment trusts or other real estate operating companies. The Fund may also invest in the following other investments that have economic characteristics similar to the Fund’s direct investments: derivatives, exchange-traded funds and American Depositary Receipts.  These derivatives and other instruments may have the effect of leveraging the Fund’s portfolio.

JNL/Invesco International Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by primarily investing in equity securities of issuers that are considered by the Fund’s portfolio managers to have a strong earnings growth. The Fund focuses its investments in marketable equity securities of foreign companies that are listed on a recognized foreign or U.S. securities exchange or traded in a foreign or U.S. over-the-counter market.  The Fund will normally invest in the securities of companies located in at least three countries outside of the U.S., emphasizing investment in companies in the developed markets of Western Europe and the Pacific Basin.

JNL/Invesco Large Cap Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by investing, normally, at least 80% of its assets in securities of large-capitalization companies.   The Fund considers a company to be a large-capitalization company if it has a market capitalization, at the time of purchase, no smaller than the smallest capitalized company included in the Russell 1000 ® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The Fund’s investments may include other securities, such as synthetic instruments.  Synthetic instruments are investments that have economic characteristics similar to the Fund’s direct investments and may include warrants, futures, options, exchange-traded funds and American Depositary Receipts.

JNL/Invesco Small Cap Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by investing, normally, at least 80% of its assets in equity securities of small-capitalization companies.   The Fund considers a company to be a small-capitalization company if it has a market capitalization, at the time of purchase, no larger than the largest capitalized company included in the Russell 2000 ® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The Fund’s investments may include other securities, such as synthetic and derivative instruments.  Synthetic and derivative instruments are investments that have economic characteristics similar to the Fund’s direct investments.  Synthetic and derivative instruments in which the Fund may invest may include warrants, futures, options, exchange-traded funds and American Depositary Receipts. Synthetic and derivative instruments may have the effect of leveraging the Fund’s portfolio.

JNL/Ivy Asset Strategy Fund
Jackson National Asset Management, LLC (and Ivy Investment Management Company)

Seeks high total return by allocating its assets among primarily stocks, bonds, commodities, and short-term instruments of issuers located around the world , as well as investments in precious metals and investment with exposure to various foreign currencies.  The Fund may invest up to 100% of its total assets in foreign securities .

JNL/JPMorgan International Value Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks high total return from a portfolio of equity securities of foreign companies in developed and, to a lesser extent, developing markets by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio consisting primarily of value common stocks of non-U.S. companies; the Fund seeks to invest mainly in, but is not limited to, securities included in the MSCI EAFE Value Index. The Fund may also invest in the equity securities of companies in developing countries or “emerging markets.”

JNL/JPMorgan MidCap Growth Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks capital growth over the long-term by investing, under normal market circumstances, at least 80% of its assets in a broad portfolio of common stocks of companies with market capitalizations equal to those within the universe of Russell Midcap Growth Index stocks at the time of purchase.   Market capitalization is the total market value of a company’s shares.

JNL/JPMorgan U.S. Government & Quality Bond Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks to obtain a high level of current income by investing, under normal circumstances, at least 80% of its assets in US Treasury securities, obligations issued by agencies or instrumentalities of the U.S. government (which may not be backed by the U.S. government) and mortgage-backed securities, that are supported either by the full faith and credit of the U.S. government or their own credit, collateralized mortgage obligations issued by private issuers, repurchase agreements and derivatives related to the principal investments.   The Fund may also invest in high-quality corporate debt securities.

JNL/Lazard Mid Cap Equity Fund
Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

Seeks long-term capital appreciation by investing at least 80% of its assets in a non-diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of companies represented in the Russell Mid Cap Index and that the sub-adviser believes are undervalued.

JNL/M&G Global Basics Fund
Jackson National Asset Management, LLC (and M&G Investment Management Limited)

Seeks to maximize long-term capital growth by investing in companies operating in basic industries (“primary” and “secondary” industries), and also in companies that service these industries.  The Fund focuses on the “building blocks of the global economy.”  The Fund invests in companies that produce raw materials or turn them into products for consumers.  Such companies can be found either in primary industries (raw materials) or in secondary industries (products and services, such as manufacturing, food production, construction, and energy).  The Fund may also invest in other global equities.

JNL/M&G Global Leaders Fund
Jackson National Asset Management, LLC (and M&G Investment Management Limited)

Seeks to maximize long-term total return (the combination of income and growth of capital) by investing in stocks selected from the full spectrum of leading companies world-wide (leading companies is defined as those companies that are at the forefront of creating value for shareholders) either directly or as a result of a rise in its stock or bond price or dividends, or stock splits, or indirectly by its participation in activities or markets providing for future enhanced profitability.  The Fund aims to achieve consistent returns in the global equity funds sector.

JNL/Mellon Capital Management 10 x 10 Fund
Jackson National Asset Management, LLC

Seeks capital appreciation and income by investing in Class A shares of the following Underlying Funds:
➢	50% in the JNL/Mellon Capital Management JNL 5 Fund;
➢	10% in the JNL/Mellon Capital Management S&P 500 Index Fund;
➢	10% in the JNL/Mellon Capital Management S&P 400 MidCap Index Fund;
➢	10% in the JNL/Mellon Capital Management Small Cap Index Fund;
➢	10% in the JNL/Mellon Capital Management International Index Fund; and
➢	10% in the JNL/Mellon Capital Management Bond Index Fund.

JNL/Mellon Capital Management Index 5 Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by investing in Class A shares of the following Underlying Funds:
➢	20% in the JNL/Mellon Capital Management S&P 500 Index Fund;
➢	20% in the JNL/Mellon Capital Management S&P 400 MidCap Index Fund;
➢	20% in the JNL/Mellon Capital Management Small Cap Index Fund;
➢	20% in the JNL/Mellon Capital Management International Index Fund; and
➢	20% in the JNL/Mellon Capital Management Bond Index Fund.

JNL/Mellon Capital Management Emerging Markets Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries by investing , under normal circumstances, at least 80% of its assets in stocks included in the MSCI Emerging Markets Index (“Index”), including depositary receipts representing securities of the Index; which may be in the form of American Depositary receipts, Global Depositary receipts and European Depositary receipts.  The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that comprise the Index.

JNL/Mellon Capital Management European 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide capital appreciation by investing at least 80% of its assets in the common stock of 30 companies selected from the MSCI Europe Index.

JNL/Mellon Capital Management Pacific Rim 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide capital appreciation by investing under normal circumstances at least 80% of its assets in the common stock of 30 companies selected from the MSCI Pacific Index.

JNL/Mellon Capital Management S&P 500 Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the S&P 500® Index.  The Fund seeks to invest under normal circumstances at least 80% of its assets in the stocks in the S&P 500 Index in proportion to their market capitalization weighting in the S&P 500 Index in order to provide long-term capital growth.

JNL/Mellon Capital Management S&P 400 MidCap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the S&P MidCap 400 Index.  The Fund invests in equity securities of medium capitalization-weighted domestic corporations; under normal circumstances the Fund invests at least 80% of its assets in the stocks in the S&P MidCap 400 Index in proportion to their market capitalization weighting in the S&P MidCap 400 Index in order to provide long-term capital growth.

JNL/Mellon Capital Management Small Cap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Russell 2000® Index.  The Fund invests in equity securities of small- to mid-size domestic companies; under normal circumstances the Fund invests at least 80% of its assets in a portfolio of securities, which seeks to match performance and characteristics of the Russell 2000 Index through replicating a majority of the Russell 2000 I ndex and sampling from the remaining securities in order to provide long-term growth of capital .

JNL/Mellon Capital Management International Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Morgan Stanley Capital International (“MSCI”) Europe Australia Far East (“EAFE”) Index. The Fund invests in international equity securities attempting to match the characteristics of each country within the index; under normal circumstances the Fund invests at least 80% of its assets in the stocks included in the MCSI EAFE Index or derivative securities economically related to the MSCI EAFE Index in order to provide long-term capital growth .

JNL/Mellon Capital Management Bond Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Barclays Capital U.S. Aggregate Bond Index by investing under normal circumstances at least 80% of its assets in fixed-income securities.  The Fund seeks to provide a moderate rate of income by investing in domestic fixed-income investments.

JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Dow Jones U.S. Contrarian Opportunities Index.  The Fund is constructed to mirror the Dow Jones U.S. Contrarian Opportunities Index to systematically measure the performance of stocks that lag behind the broader market in terms of recent performance, but that outrank their peers based on fundamentals-based and other qualitative criteria.

JNL/Morgan Stanley Mid Cap Growth Fund
Jackson National Asset Management, LLC (and Morgan Stanley Investment Management Inc.)

Seeks long-term capital growth by investing, under normal circumstances, at least 80% of its assets in equity securities of mid cap companies, primarily in established and emerging companies with capitalizations within the range of companies included in the Russell Midcap ® Growth Index.

JNL/Neuberger Berman Strategic Income Fund
Jackson National Asset Management, LLC (and Neuberger Berman Fixed Income LLC)

Seeks high current income with long-term capital appreciation as its secondary objective by investing primarily in a diversified mix of fixed rate and floating rate debt securities. The Fund’s investments may include securities issued by domestic and foreign governments, corporate entities, and trust structures. The Fund may invest in a broad array of securities, including: securities issued or guaranteed as to principal or interest by the U.S. government or any of its agencies or instrumentalities; corporate bonds; commercial paper; currencies and non-U.S. securities; mortgage-backed securities and other asset-backed securities; and loans.

JNL/Oppenheimer Global Growth Fund
Jackson National Asset Management, LLC (and OppenheimerFunds, Inc.)

Seeks capital appreciation by investing primarily in common stocks of companies in the U.S. and foreign countries.  The Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets.   However, the Fund currently emphasizes investments in developed markets such as the United States, Western European countries and Japan.  The Fund does not limit its investments to companies in a particular capitalization range, but currently focuses its investments in mid-capitalization and large-capitalization companies.

JNL/PIMCO Real Return Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Seeks maximum real return, consistent with preservation of real capital and prudent investment management by investing under normal circumstances at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.  Assets not invested in inflation-indexed bonds may be invested in other types of Fixed Income Instruments, which include bonds, debt securities, and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

JNL/PIMCO Total Return Bond Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Seeks to realize maximum total return, consistent with the preservation of capital and prudent investment management, by investing under normal circumstances at least 80% of its assets in a diversified portfolio of fixed   income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

JNL/PPM America Floating Rate Income Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks to provide a high level of current income, by investing , under normal circumstances , at least 80% of its net assets in floating rate loans and other floating rate investments, defined as floating rate loans, floating rate notes, other floating rate debt securities, structured products (including, commercial mortgage-backed securities, asset-backed securities, and collateralized loan obligations which are debt securities typically issued by special purpose vehicles and secured by loans), money market securities of all types, repurchase agreements, shares of money market funds, short-term bond funds and floating rate funds.   Further, while not a principal investment strategy, the Fund may engage in derivatives transactions. Investment in such derivative or other synthetic instruments that have economic characteristics similar to the floating rate investments may be used for the purpose of satisfying the 80% minimum investment requirement.

JNL/PPM America High Yield Bond Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks to maximize current income, with capital appreciation as a secondary objective, by investing , under normal circumstances , at least 80% of its assets in high-yield, high-risk debt securities, commonly referred to as “junk bonds” and related investments. Further, while not a principal investment strategy, the Fund may engage in derivatives transactions. Investment in derivatives instruments that have economic characteristics similar to the fixed income investments may be used for the purpose of satisfying the 80% minimum investment requirement. T he Fund may also invest in securities of foreign issuers.   To the extent that the Fund invests in emerging market debt, this will be considered as an investment in a high-yield security for purposes of the 80% investment minimum requirement.

JNL/PPM America Mid Cap Value Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing, primarily, at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies constituting the Russell Midcap Index (“Index”) under normal market conditions at the time of the initial purchase.   The market capitalization range of the Index will vary with market conditions over time.   If the market capitalization of a company held by the Fund moves outside the then-current Index range, the Fund may, but is not required to, sell the securities.

JNL/PPM America Small Cap Value Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing, primarily, at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies within the range of securities of the S&P SmallCap 600 Index (“Index’) under normal market conditions at the time of initial purchase.  The market capitalization range of the Index will vary with market conditions over time.  If the market capitalization of a company held by the Fund moves outside the then-current Index range, the Fund may, but is not required to, sell the securities.

JNL/PPM America Value Equity Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing , primarily , in a diversified portfolio of equity securities of domestic companies , Such companies will typically have market capitalizations within the range of companies constituting the S&P 500 Index (“Index”) under normal market conditions at the time of the initial purchase.  The market capitalization range of the Index will vary with market conditions over time .  At least 80% of its assets will be invested, under normal circumstances, in equity securities.

JNL/T. Rowe Price Established Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term growth of capital and increasing dividend income by investing primarily in common stocks, concentrating its investments in well-established growth companies.  The sub-adviser seeks investments in companies that have the ability to pay increasing dividends through strong cash flow.  While the Fund invests principally in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures and options. The Fund may invest up to 30% of its total assets (excluding reserves) in foreign securities, including emerging markets.

JNL/T. Rowe Price Mid-Cap Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term growth of capital by investing at least 80% of its assets, under normal circumstances, in a broadly diversified portfolio of common stocks of medium-sized (mid-capitalization) companies whose earnings the sub-adviser expects to grow at a faster rate than the average company.

JNL/T. Rowe Price Short-Term Bond Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks a high level of income consistent with minimal fluctuation in principal value and liquidity by investing in a diversified portfolio of short- and intermediate-term investment-grade corporate, government, and mortgage-backed securities.  The Fund may also invest in money market securities, bank obligations, collateralized mortgage obligations, and foreign securities. Normally, the Fund will invest at least 80% of its net assets in bonds.  The Fund’s average effective maturity will not exceed three years.  The Fund will only purchase securities that are rated within the four highest credit categories (e.g. AAA, AA, A, BBB, or equivalent) by at least one nationally recognized credit rating agency or, if unrated, deemed to be of comparable quality by the sub-adviser.

JNL/T. Rowe Price Value Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term capital appreciation by investing, via a value approach investment selection process, at least 65% of total assets in common stocks believed to be undervalued.  Stock holdings are expected to consist primarily of large-company stocks , but may also include mid-cap and small-cap companies. The Fund may invest up to 25% of its total assets (excluding reserves) in foreign securities. Income is a secondary objective.

JNL/UBS Large Cap Select Growth Fund
Jackson National Asset Management, LLC (and UBS Global Asset Management (Americas) Inc.)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in equity securities of U.S. large capitalization companies.  The Fund defines large capitalization companies as those with a market capitalization of at least $2.5 billion at the time of investment. In addition, up to 20% of the Fund’s net assets may be invested in foreign equity securities.

JNL/WMC Balanced Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks reasonable income and long-term capital growth by investing primarily in a diversified portfolio of common stock and investment grade fixed-income securities.  The Fund may invest in any type or class of security. The anticipated mix of the Fund’s holdings is typically 60-70% of its assets in equities and 30-40% in fixed-income securities, including cash and cash equivalents.   The Fund may invest up to 15% of its assets in foreign equity and fixed income securities.

JNL/WMC Money Market Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks a high level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, U.S. dollar-denominated short-term money market instruments that mature in 397 days or less. The Fund primarily invests in money market instruments rated in one of the two highest short-term credit rating categories, including: (i) obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities or by state and local governments; (ii) time deposits, certificates of deposit and bankers acceptances, issued by banks and other lending institutions; (iii) commercial paper and other short-term obligations of U.S. and foreign issuers (including asset-backed securities); (iv) obligations issued or guaranteed by foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities; and (v) repurchase agreements on obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities .

JNL/WMC Value Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks long-term growth of capital by investing under normal circumstances at least 65% of its total assets in common stocks of domestic companies .  Although the Fund may invest in companies with a broad range of market capitalizations, the Fund will tend to focus on companies with large market capitalizations (generally above $3 billion).   The Fund may invest up to 20% of its total assets in the securities of foreign issuers.

JNL/S&P Competitive Advantage Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, in the opinion of Standard & Poor’s Investment Advisory Services LLC (“SPIAS”), profitable and predominantly higher-quality.   In selecting companies, SPIAS looks for the 30 companies ranked by return on invested capital and lowest market-to-book multiples.

JNL/S&P Dividend Income & Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks primarily capital appreciation with a secondary focus on current income by investing approximately equal amounts in the common stock of the 30 companies included in the S&P 500 that have the highest indicated annual dividend yields (“Dividend Yield”) within their sector.  The three stocks with the highest Dividend Yield, are selected from each of 10 economic sectors in the S&P 500.

JNL/S&P Intrinsic Value Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500, excluding financial companies, that are, in the opinion of Standard & Poor’s Investment Advisory Services LLC, companies with positive free cash flows and low external financing needs.

JNL/S&P Total Yield Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of the 30 companies included in the S&P 500 that have the highest S&P Total Yield (a broad measure of cash returned to shareholders and bondholders).  Standard & Poor’s Investment Advisory Services LLC seeks companies that are significantly reducing their debt burden and/or increasing their equity distributions.   It is expected that the strategy will tend to select mid- and small-capitalization stocks of the S&P 500.

JNL/S&P 4 Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by making initial allocations (25%) of its assets and cash flows to the following four Underlying Funds (Class A) on a specific date each year :

➢	25% in JNL/S&P Competitive Advantage Fund;
➢	25% in JNL/S&P Dividend Income & Growth Fund;
➢	25% in JNL/S&P Intrinsic Value Fund; and
➢	25% in JNL/S&P Total Yield Fund.

JNL/S&P Managed Conservative Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth and current income by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 10% to 30% of its assets to Underlying Funds that invest primarily in equity securities, 50% to 80% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Moderate Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 30% to 50% of its assets to Underlying Funds that invest primarily in equity securities, 35% to 65% to Underlying Funds that invest primarily in fixed-income securities and 0-25% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Moderate Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth and current income by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 50% to 70% of its assets to Underlying Funds that invest primarily in equity securities, 20% to 50% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 70% to 90% of its assets to Underlying Funds that invest primarily in equity securities, 5% to 30% to Underlying Funds that invest primarily in fixed-income securities and 0-15% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Aggressive Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth by investing in Class A Shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates up to 80% to 100% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 20% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Disciplined Moderate Fund
Jackson National Asset Management, LLC

Seeks capital growth, and secondarily, current income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 50% to 70% of its assets to Underlying Funds that invest primarily in equity securities, 20% to 50% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% of its assets to Underlying Funds that invest primarily in money market securities. The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Disciplined Moderate Growth Fund
Jackson National Asset Management, LLC

Seeks capital growth and current income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 70% to 90% of its assets to Underlying Funds that invest primarily in equity securities, 5% to 30% to Underlying Funds that invest primarily in fixed-income securities and 0% to 15% of its assets to Underlying Funds that invest primarily in money market securities. The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Disciplined Growth Fund
Jackson National Asset Management, LLC

Seeks capital growth by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”), which are part of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust .  Not all Funds of the JNL Series Trust , the JNL Variable Fund LLC , and the JNL Investors Series Trust are available as Underlying Funds.

Under normal circumstances, the Fund allocates approximately 80% to 100% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 20% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% of its assets to Underlying Funds that invest primarily in money market securities. The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL Variable Fund LLC

JNL/Mellon Capital Management DowSM 10 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by investing approximately equal amounts in the common stock of the ten companies included in the Dow Jones Industrial Average which have the highest indicated annual dividend yields.

JNL/Mellon Capital Management S&P® 10 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by investing approximately equal amounts in the common stocks of ten companies selected from a pre-screened subset of the stocks listed in the Standard & Poor’s 500 Composite Stock Price Index .

JNL/Mellon Capital Management Global 15 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by investing in the common stocks of certain companies which are components of the Dow Jones Industrial Average, the Financial Times Ordinary Index and the Hang Seng Index.

JNL/Mellon Capital Management Nasdaq® 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in the common stocks of companies that are expected to have a potential for capital appreciation.  The Nasdaq 25 Strategy selects a portfolio of common stocks of 25 companies are selected from stocks included in the Nasdaq-100 Index®.

JNL/Mellon Capital Management Value Line® 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in 30 of the 100 common stocks that Value Line® gives a #1 ranking for TimelinessTM.  The 30 stocks are selected each year by the sub-adviser based on certain positive financial attributes.  The #1 TimelinessTM top ranking given to only 100 stocks reflects Value Line’s view of their probable price performance during the next six months relative to the other stocks ranked by Value Line®.

JNL/Mellon Capital Management DowSM Dividend Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide the potential for an above-average total return by investing approximately equal amounts in the common stock of the 25 companies included in the Dow Jones Select Dividend IndexSM which have the best overall ranking on both the change in return on assets of the last year compared to the prior year and price-to-book on a specific date each year .

JNL/Mellon Capital Management S&P® 24 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation by investing approximately equal amounts in the common stocks of 24 companies that have the potential for capital appreciation, on a specific date each year .

JNL/Mellon Capital Management S&P® SMid 60 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in the common stock of 30 companies included in the Standard & Poor's MidCap 400 Index and 30 companies in the Standard & Poor's SmallCap 600 Index.  The 60 companies are selected on a specific date each year .  The Fund seeks to achieve its objective by identifying small and mid-capitalization companies with improving fundamental performance and sentiment.  The Sub-Adviser follows a process that attempts to select small and mid-cap companies that are likely to be in an earlier stage of their economic life cycle than mature large-cap companies.

JNL/Mellon Capital Management NYSE® International 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in foreign companies that trade on the New York Stock Exchange (“NYSE”).  The 25 companies are selected on a specific date each year by ranking the stocks on the NYSE International IndexSM based on two factors: price to book and price to cash flow. The sub-adviser then selects an equally-weighted portfolio of the 25 stocks with the highest overall ranking on the two factors.   The sub-adviser may also purchase American Depositary Receipts or the foreign stock.

JNL/Mellon Capital Management 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by investing the common stocks of 25 companies selected from a pre-screened subset of the stocks listed on the New York Stock Exchange (“NYSE”). The stocks are selected by selecting all of the dividend-paying stocks listed on the NYSE. Next, the 400 highest market capitalization stocks are selected which are then ranked by dividend yield and 75 of the highest dividend yielding stocks are selected. From the remaining 75 stocks, the 50 highest dividend yielding stocks are eliminated and the remaining 25 companies are selected only once annually on a specific date each year .

JNL/Mellon Capital Management Select Small-Cap Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation by investing , under normal circumstances at least 80% of its assets in a portfolio of common stocks of 100 small capitalization companies selected from a pre-screened subset of the common stocks listed on the New York Stock Exchange or The Nasdaq Stock Market, on a specific date each year .

JNL/Mellon Capital Management JNL 5 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing in the common stocks of companies that are identified by a model based on 5 different specialized strategies:

➢	20% in the DowSM 10 Strategy, a dividend yielding strategy;
➢	20% in the S&P® 10 Strategy, a blended valuation-momentum strategy;
➢	20% in the Global 15 Strategy, a dividend yielding strategy;
➢	20% in the 25 Strategy, a dividend yielding strategy; and
➢	20% in the Select Small-Cap Strategy, a small capitalization strategy.

JNL/Mellon Capital Management JNL Optimized 5 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in the common stocks of companies that are identified by a model based on five separate specialized strategies:

➢	25% in the Nasdaq® 25 Strategy;
➢	25% in the Value Line® 30 Strategy;
➢	24% in the European 20 Strategy;
➢	14% in the Global 15 Strategy; and
➢	12% in the 25 Strategy.

JNL/Mellon Capital Management VIP Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in the common stocks of companies that are identified by a model based on six separate specialized strategies. The Fund invests approximately 1/6 (approximately 17%) of its net assets in each of the following strategies:

➢	The DowSM Dividend Strategy;
➢	The European 20 Strategy;
➢	The Nasdaq® 25 Strategy;
➢	The S&P 24 Strategy;
➢	The Select Small-Cap Strategy; and
➢	The Value Line® 30 Strategy.

JNL/Mellon Capital Management Communications Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing , under normal circumstances , at least 80% of its assets in the stocks in the Dow Jones U.S. Telecommunications Index in proportion to their market capitalization weighting in the Dow Jones U.S. Telecommunications Index.

JNL/Mellon Capital Management Consumer Brands Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing , under normal circumstances , at least 80% of its assets in the stocks in the Dow Jones U.S. Consumer Services Index in proportion to their market capitalization weighting in the Dow Jones U.S. Consumer Services Index.

JNL/Mellon Capital Management Financial Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing , under normal circumstances , at least 80% of its assets in the stocks in the Dow Jones U.S. Financial Index in proportion to their market capitalization weighting in the Dow Jones U.S. Financials Index.

JNL/Mellon Capital Management Healthcare Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing , under normal circumstances , at least 80% of its assets in the stocks in the Dow Jones U.S. Health Care Index in proportion to their market capitalization weighting in the Dow Jones U.S. Health Care Index.

JNL/Mellon Capital Management Oil & Gas Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing , under normal circumstances , at least 80% of its assets in the stocks in the Dow Jones U.S. Oil & Gas Index in proportion to their market capitalization weighting in the Dow Jones U.S. Oil & Gas Index.

JNL/Mellon Capital Management Technology Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing , under normal circumstances , at least 80% of its assets in the stocks in the Dow Jones U.S. Technology Index in proportion to their market capitalization weighting in the Dow Jones U.S. Technology Index.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage.  Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the results of those other mutual funds.  We cannot guarantee, and make no representation, that the investment results of similar Funds will be comparable even though the Funds have the same investment sub-advisers.  The Funds described are available only through variable annuity contracts issued by Jackson.  They are NOT offered or made available to the general public directly.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations.  IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base.  A Fund may not experience similar performance as its assets grow.

You should read the prospectuses for the JNL Series Trust and the JNL Variable Fund LLC carefully before investing.  Additional Funds and Investment Divisions may be available in the future.  The prospectuses for the JNL Series Trust and the JNL Variable Fund LLC are attached to this prospectus.  However, these prospectuses may also be obtained at no charge by calling 1-800-873-5654 (Annuity and Life Service Center) or 1-800-777-7779 (for contracts purchased through a bank or financial institution), by writing P.O. Box 30314, Lansing, Michigan 48909-7814, or by visiting www.jackson.com.

Voting Privileges. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund.  We will vote all the shares we own in proportion to those instructions from Owners.  An effect of this proportional voting is that a relatively small number of Owners may determine the outcome of a vote.

Substitution. We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account.  We will not do this without any required approval of the SEC.  We will give you notice of any substitution.

CONTRACT CHARGES

There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract.  Charges are deducted proportionally from your Contract Value.  Some of these charges are for optional endorsements, as noted, so they are deducted from your Contract Value only if you elected to add that optional endorsement to your Contract.  These charges may be a lesser amount where required by state law or as described below, but will not be increased.  We expect to profit from certain charges assessed under the Contract.  These charges (and certain other expenses) are as follows:

Mortality and Expense Risk Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge.  On an annual basis, this charge for each Contract is as follows:

• Perspective II • L Series • Advisors II • Rewards	1.10% 1.55% 1.60% 1.65%

The Mortality and Expense Risk Charge is a percentage of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Account or the GMWB Fixed Account.

This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract.  Our mortality risks under the Contracts arise from our obligations:

●	to make income payments for the life of the Annuitant during the income phase;
●	to waive the withdrawal charge in the event of the Owner's death; and
●	to provide a basic death benefit prior to the Income Date.

Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charge.  Included among these expense risks are those that we assume in connection with waivers of withdrawal charges under the Terminal Illness Benefit, the Specified Conditions Benefit and the Extended Care Benefit.

If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

Annual Contract Maintenance Charge. During the accumulation phase, we deduct  the following annual contract maintenance charge:

•	$35 for Perspective II, L Series and Rewards
•	$50 for Advisors II

We deduct the annual contract maintenance charge on each Contract Anniversary and if you make a total withdrawal.  This charge is for administrative expenses.  Generally the charge is taken from the Investment Divisions, the Fixed Account and the GMWB Fixed Account based on the proportion their respective value bears to the Contract Value.  We will not deduct this charge if, when the deduction is to be made, the value of your Contract is $50,000 or more.

Administration Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges.  On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions.  This charge does not apply to the Fixed Account or the GMWB Fixed Account.  This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account.

This charge is waived on Perspective II and L Series Contracts if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.  If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated.

Transfer Charge. You must pay $25 for each transfer in excess of 15 in a Contract Year.  For this purpose, all transfers that are processed on the same Business Day will be considered as one transfer. This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division or the Fixed Account, as applicable.  We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require, and we may charge a lesser fee where required by state law.

Withdrawal Charge (Not applicable to Advisors II). At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

●	Premiums that are no longer subject to a withdrawal charge (Premiums in your annuity for at least seven (five for the Five-Year Withdrawal Charge Period option) years without being withdrawn), plus
●	earnings (excess of your Contract Value allocated to the Investment Divisions, the Fixed Account and the GMWB Fixed Account over your Remaining Premiums allocated to those accounts)
●
during each Contract Year 10% (20% if you have elected the 20% Additional Free Withdrawal endorsement under Perspective II) of Premium (subject to certain exclusions) that would otherwise incur a withdrawal charge, be subject to a Contract Enhancement recapture charge, or be reduced by an Excess Interest Adjustment, and that has not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), minus earnings (required minimum distributions will be counted as part of the free withdrawal amount).

We will deduct a withdrawal charge on:

●	withdrawals in excess of the free withdrawal amount (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount), or
●	withdrawals under a tax-qualified Contract that exceed its required minimum distribution (the entire withdrawal will be subject to the withdrawal charge), or
●
withdrawals in excess of the free withdrawal amounts to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount), or

●	amounts withdrawn in a total withdrawal, or
●	amounts applied to income payments on an Income Date that is within one year of the Issue Date.

The amount of the withdrawal charge deducted varies (depending upon how many years prior to the withdrawal you made the Premium payment(s) you are withdrawing) according to the following schedules (state variations may apply):

Perspective II Withdrawal Charges (as a percentage of Premium payments)

Completed Years since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+

Base Schedule	8.5%	7.5%	6.5%	5.5%	5%	4%	2%	0

Withdrawal Charge if Five-Year Period Applies	8%	7%	6%	4%	2%	0	0	0

L Series Withdrawal Charges (as a percentage of premium payments)

Completed Years Since Receipt Of Premium	0-1	1-2	2-3	3-4	4+
	8.0%	7.5%	6.5%	5.5%	2%

Advisors II Withdrawal Charges (as a percentage of premium payments)

NONE

Rewards Withdrawal Charges (as a percentage of premium payments)

Completed Years Since Receipt Of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
	7.5%	7.0%	6.0%	5.50%	5.0%	4.0%	3.0%	2.0%	1.0%	0%

For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium.  If you make a full withdrawal, or elect to commence income payments within one year of the date your Contract was issued, the withdrawal charge is based on Premiums remaining in the Contract and no free withdrawal amount applies.  If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract.  The withdrawal charge compensates us for costs associated with selling the Contracts.

Note:  Withdrawals under a non-qualified Contract will be taxable on an “income first” basis.  This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full.  Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions).  In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any amounts paid out as:

●	income payments during your Contract's income phase (but the withdrawal charge is deducted at the Income Date if income payments are commenced in the first Contract Year);
●	death benefits;
●
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution; if the Contract was purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA); or is a Roth IRA annuity, then the entire withdrawal will be subject to the withdrawal charge);

●
if permitted by your state, withdrawals of up to $250,000 from the Investment Divisions, the Fixed Account (subject to certain exclusions) and the GMWB Fixed Account if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

●
if permitted by your state, withdrawals of up to 25% (12 1/2% for each of two joint Owners) of your Contract Value from the Investment Divisions, the Fixed Account (subject to certain exclusions) and the GMWB Fixed Account if you incur certain serious medical conditions specified in your Contract.

We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense.  Some examples are the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser.  We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson or any of our affiliates.

Earnings Protection Benefit (“EarningsMax”) Charge. If you select the Earnings Protection Benefit endorsement, you may pay us a charge that equals 0.30% (for a maximum of 0.45%) on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.  The charge on currently offered Contracts may be less.  Please check with your representative to learn about the current level of the charge and its availability in your state.  This charge continues if you transfer ownership of the Contract to someone who would not have been eligible for the Earnings Protection Benefit upon application (75 years old or younger), even though the benefit is not payable.  If your spouse elects to continue the Contract under the Special Spousal Continuation Option (please see “Special Spousal Continuation Option”  on page 153 ) , the charge will continue to be assessed unless your spouse elects to discontinue the Earnings Protection Benefit, at which time the charge will cease.  We stop deducting this charge on the date you annuitize.

Contract Enhancement Charge For Perspective II, L Series and Advisors II (for Advisors II, only the 2% option is available). If you select one of the Contract Enhancements, then for a period of seven Contract Years (five for the 2% Contract Enhancement) a charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions.  These charges will also be assessed against any amounts allocated to the Fixed Account Options and the GMWB Fixed Account by reducing credited rates by the applicable charge percentage, but not below the minimum guaranteed interest rate (assuming no withdrawals).  (For more information about the Fixed Account Options and the GMWB Fixed Account, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 19.)  The amounts of these charges (or reductions in credited rates) depend upon which of the Contract Enhancements you select:

Contract Enhancement	2%	3%	4%	5%

Charge (on an annual basis)	0.395%	0.42%	0.56%	0.695%

Due to the Contract Enhancement charges listed above, it is possible that upon a total withdrawal, you will receive less money back than if you had not elected the Contract Enhancement.

Contract Enhancement Recapture Charge. If you select a Contract Enhancement and then make a partial or total withdrawal from your Contract in the first seven Contract Years (five Contract Years for the 2% Contract Enhancement), you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your Premiums.  The recapture charge is applied to withdrawals when:

•	the Contract is returned during the free look period;

•	withdrawals are in excess of the free withdrawal amount (the recapture charge is imposed only on the excess amount above the free withdrawal amount) (not applicable for Advisors II);

•	withdrawals exceed the required minimum distribution of the Internal Revenue Code (the entire withdrawal will be assessed the applicable recapture charge);

•	there is a total withdrawal; and

•	there is a total withdrawal due to annuitizing the Contract and the corresponding Income Date is within the recapture charge schedule (see Example 3 in Appendix B).

The percentage amount of the recapture charge depends upon (i) the corresponding declining amount of the Contract Enhancement based on the Contract Year when the Premium payment being withdrawn was received and (ii) when the charge is imposed based on the Completed Years since the receipt of the related Premium.  The percentage amounts of the recapture charges are as follows (please see the examples in Appendix B showing how these recapture charges are applied to withdrawals):

Contract Enhancement Recapture Charge for Perspective II, L Series and Advisors II (as a percentage of the corresponding Premium payment withdrawn if an optional Contract Enhancement is selected)

2% Contract Enhancement

Contract Year Premium is Received

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	2%	2%	1.25%	1.25%	0.50%	0%	0%	0%
1-2	2%	1.25%	1.25%	0.50%	0%	0%	0%	0%
2-3	1.25%	1.25%	0.50%	0%	0%	0%	0%	0%
3-4	1.25%	0.50%	0%	0%	0%	0%	0%	0%
4-5	0.50%	0%	0%	0%	0%	0%	0%	0%
5-6	0%	0%	0%	0%	0%	0%	0%	0%
6-7	0%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

3% Contract Enhancement

Contract Year Premium is Received

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	3%	3%	2%	2%	2%	1%	1%	0%
1-2	3%	2%	2%	2%	1%	1%	0%	0%
2-3	2%	2%	1.25%	1%	1%	0%	0%	0%
3-4	2%	2%	1%	1%	0%	0%	0%	0%
4-5	2%	1%	1%	0%	0%	0%	0%	0%
5-6	1%	1%	0%	0%	0%	0%	0%	0%
6-7	1%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

4% Contract Enhancement

Contract Year Premium is Received

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	4%	4%	2.50%	2.50%	2.50%	1.25%	1.25%	0%
1-2	4%	2.50%	2.50%	2.50%	1.25%	1.25%	0%	0%
2-3	2.50%	2.50%	2%	1.25%	1.25%	0%	0%	0%
3-4	2.50%	2.50%	1.25%	1.25%	0%	0%	0%	0%
4-5	2.50%	1.25%	1.25%	0%	0%	0%	0%	0%
5-6	1.25%	1.25%	0%	0%	0%	0%	0%	0%
6-7	1.25%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

5% Contract Enhancement

Contract Year Premium is Received

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
0-1	4.50%	3.75%	3.25%	2.75%	2%	1.25%	1%	0%
1-2	3.75%	3.25%	2.75%	2%	1.25%	1%	0%	0%
2-3	3.25%	2.75%	2%	1.25%	1%	0%	0%	0%
3-4	2.75%	2%	1.25%	1%	0%	0%	0%	0%
4-5	2%	1.25%	1%	0%	0%	0%	0%	0%
5-6	1.25%	1%	0%	0%	0%	0%	0%	0%
6-7	1%	0%	0%	0%	0%	0%	0%	0%
7+	0%	0%	0%	0%	0%	0%	0%	0%

Contract Enhancement Recapture Charge for Rewards (as a percentage of Premium payments)

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
Recapture Charge	6%	5.50%	4.50%	4%	3.50%	3%	2%	1%	0.50%	0

The above specified recapture charge percentages apply in all circumstances, whether the Contract Enhancement is 6% at the time of the Premium payment, or includes the additional 2%. Therefore, the recapture charge percentage is not higher for Premium payments that receive the 8% Contract Enhancement than those that receive the 6% Contract Enhancement.

If you return your Contract during the free look period, the entire amount of any Contract Enhancement will be recaptured.

The recapture charge percentage will be applied to the corresponding Premium reflected in the amount withdrawn or to the corresponding Premium reflected in the amount applied to income payments.  (Please see the examples in Appendix B.)  The amount recaptured will be taken from the Investment Divisions and the Fixed Account (and the GMWB Fixed Account, if applicable) in the proportion their respective values bear to the Contract Value.  The dollar amount recaptured from the corresponding Premium will never exceed the dollar amount of the Contract Enhancement added to the Contract with respect to that Premium payment.  Recapture charges will be applied upon electing to receive income payments if the corresponding Income Date is within the recapture charge schedule, even in a situation where the withdrawal charge is waived (see Example 3 in Appendix B).

We expect to make a profit on the recapture charge, and examples in Appendix B may assist you in understanding how the recapture charge works.  However, we do not assess the recapture charge on any amounts paid out as:

●	death benefits;
●	withdrawals taken under the additional free withdrawal provisions;
●
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge);

●
if permitted by your state, additional withdrawals of up to $250,000 from the Separate Account, the Fixed Account Options (subject to certain exclusions) and the GMWB Fixed Account if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

●
if permitted by your state, additional withdrawals of up to 25% (12 1/2% for each of two joint Owners) of your Contract Value from the Separate Account, the Fixed Account Options (subject to certain exclusions) and the GMWB Fixed Account if you incur certain serious medical conditions specified in your Contract.

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).    For more information about the GWB, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 71.

Annual Charge	Maximum		Current
	1.20%	(WA Only) 1.20%	0.60%	(WA Only) 0.60%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued (subject to availability); or upon election of a step-up – subject to the applicable maximum charge. The actual deduction of the charge will be reflected in your quarterly statement.  We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 71.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  For more information about the GWB, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 76.

5% GMWB With Annual Step-Up
Annual Charge	Maximum		Current
	1.70%	(WA Only) 1.74%	0.85%	(WA Only) 0.87%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month.  The actual deduction of the charge will be reflected in your quarterly statement.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge: on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the maximum annual charge. We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the maximum annual charge.  In this case, if the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary or Contract Quarterly Anniversary. You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  You may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary or Contract Quarterly Anniversary.

We stop deducting this charge on the earlier of the date that the GMWB is terminated or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “5% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up (AutoGuard 5)” beginning on page 76.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below). For more information about the GWB, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 79.

6% GMWB With Annual Step-Up
Annual Charge	Maximum		Current
	2.00%	(WA Only) 2.04%	1.00%	(WA Only) 1.02%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the applicable percentage of the GWB each Contract Month.  The actual deduction of the charge will be reflected in your quarterly statement.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.
We reserve the right to prospectively change the charge: on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the maximum annual charge.  In this case, if the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary or Contract Quarterly Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary or Contract Quarterly Anniversary.

We stop deducting this charge on the earlier of the date that the GMWB is terminated, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “6% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up (AutoGuard 6)” beginning on page 79.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets (“Jackson Select Protector GMWB”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB (see table below).  For more information about the GWB, please see “For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets (Jackson Select Protector GMWB)” beginning on page 82.

Annual Charge	Maximum		Current
	2.30%	(WA Only) 2.34%	1.15%	(WA Only) 1.17%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.  We deduct the charge from your Contract Value.  The deduction of the charge could cause an automatic transfer under this GMWB's Transfer of Assets provision.  For more information, please see “Transfer of Assets” under “For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets” beginning on page 88.

Quarterly charges are pro rata deducted over each applicable Investment Division, the Fixed Account and the GMWB Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the applicable maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Such election must be received in Good Order prior to the Contract Anniversary.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary.

The actual deduction of the charge will be reflected in your quarterly statement.  You will continue to pay the charge for the endorsement through the earlier of the date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets” beginning on page 91.  Please check with your representative to learn about the current level of the charge and the current interest rate for the GMWB Fixed Account, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and upon automatic step-up on or after the second Contract Anniversary, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets” beginning on page 82.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (with and without the Optional GAWA% Table) (“LifeGuard Freedom 6 Net”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB. The percentage varies depending on whether you select the Optional GAWA% Table which provides a higher GAWA percentage (see tables below).  For more information about the GWB and the Optional GAWA% Table, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 82.

Annual Charge	Maximum		Current
Without Optional GAWA% Table	2.20%	(WA Only) 2.22%	1.10%	(WA Only) 1.11%
With Optional GAWA% Table	2.70%	2.70%	1.35%	1.35%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 82.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 82.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (with and without the Optional GAWA% Table (“LifeGuard Freedom 6 Net With Joint Option”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB.  The percentage varies depending on whether you select the Optional GAWA% Table which provides a higher GAWA percentage (see table below).  For more information about the GWB and the Optional GAWA% Table, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 103.

Annual Charge	Maximum		Current
Without Optional GAWA% Table	3.00%	(WA Only) 3.00%	1.55%	(WA Only) 1.56%
With Optional GAWA% Table	3.00%	3.00%	1.80%	1.80%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 103.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount” beginning on page 103.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (with and without the Optional GAWA% Table) (“LifeGuard Freedom Flex GMWB”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB. The percentage varies depending on whether you select the Optional GAWA% Table which provides a higher GAWA percentage (see tables below).  For more information about the GWB and the Optional GAWA% Table, please see “LifeGuard Freedom Flex GMWB” beginning on page 118.

LifeGuard Freedom Flex GMWB Without Optional GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	1.80%	(WA Only) 1.80%	0.90%	(WA Only) 0.90%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.00%	2.04%	1.00%	1.02%
6% Bonus and Annual Step-Up	1.90%	1.92%	0.95%	0.96%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up	2.20%	2.22%	1.10%	1.11%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex GMWB With Optional GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.30%	(WA Only) 2.34%	1.15%	(WA Only) 1.17%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%
6% Bonus and Annual Step-Up	2.40%	2.40%	1.20%	1.20%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.70%	2.70%	1.35%	1.35%
7% Bonus and Annual Step-Up	2.70%	2.70%	1.35%	1.35%
7% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.50%	1.50%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  We will, however, stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “LifeGuard Freedom Flex GMWB” beginning on page 125.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “LifeGuard Freedom Flex GMWB” beginning on page 118.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Note: The above section describes the charge for the LifeGuard Freedom Flex GMWB only.  If you purchase the LifeGuard Freedom Flex DB, additional charges apply for that benefit.  Please see “LifeGuard Freedom Flex DB” under “Contract Charges”, in the part entitled “Death Benefit Charges”, beginning on page 55 for details.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Step-Up (with and without the Optional GAWA% Table) (“LifeGuard Freedom Flex With Joint Option GMWB”) Charge.  The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GWB. The percentage varies depending on whether you select the Optional GAWA% Table which provides a higher GAWA percentage (see table below).  For more information about the GWB and the Optional GAWA% Table, please see “LifeGuard Freedom Flex With Joint Option” beginning on page 128.

LifeGuard Freedom Flex With Joint Option GMWB Without Optional GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.10%	(WA Only) 2.10%	1.05%	(WA Only) 1.05%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	2.50%	2.52%	1.25%	1.26%
6% Bonus and Annual Step-Up	2.50%	2.52%	1.25%	1.26%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.50%	1.50%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.50%	1.50%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

LifeGuard Freedom Flex With Joint Option GMWB With Optional GAWA% Table
Options	Maximum Annual Charge		Current Annual Charge
5% Bonus and Annual Step-Up	2.60%	(WA Only) 2.64%	1.30%	(WA Only) 1.32%
5% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.50%	1.50%
6% Bonus and Annual Step-Up	3.00%	3.00%	1.50%	1.50%
6% Bonus and Annual Step-Up to the Highest Quarterly Contract Value	3.00%	3.00%	1.75%	1.77%
7% Bonus and Annual Step-Up	3.00%	3.00%	1.75%	1.77%
Charge Basis	GWB
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

You pay the applicable annual percentage of the GWB each Contract Quarter.  For Contracts purchased in Washington State, you pay the charge each Contract Month, which charge is waived at the end of a Contract Month to the extent it exceeds the amount of your Contract Value allocated to the Investment Divisions.

We deduct the charge from your Contract Value.  Quarterly charges are pro rata deducted over each applicable Investment Division and the Fixed Account.  In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, including upon conversion (if conversion is permitted), the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued (subject to availability), subject to the applicable maximum annual charge.  We may also change the charge when there is a step-up on or after the second Contract Anniversary, again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement. You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  We will, however, stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “LifeGuard Freedom Flex With Joint Option GMWB” beginning on page 136.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of the GMWB and a step-up, the applicable GMWB charge will be reflected in your confirmation. For more information about how the endorsement works, please see “LifeGuard Freedom Flex With Joint Option GMWB” beginning on page 128.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) Charge. The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the GMWB Charge Base (see table below).

Annual Charge	Maximum		Current
	2.20%	(WA Only) 2.22%	1.10%	(WA Only) 1.11%
Charge Basis	GMWB Charge Base
Charge Frequency	Quarterly	Monthly	Quarterly	Monthly

GMWB Charge Base.  At issue, the GMWB Charge Base is equal to the Guaranteed Withdrawal Balance (“GWB”).  After each subsequent purchase payment, the GMWB Charge Base is increased by the amount of the purchase payment net of any applicable Premium taxes, subject to a maximum of $5,000,000.  The GMWB Charge Base is not reduced for withdrawals unless a withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or Stretch RMD, as applicable. In this case, the GMWB Charge Base is reduced for the Excess Withdrawal amount in the same proportion as the Contract Value is reduced by the Excess Withdrawal. The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the Stretch RMD, as applicable.

For more information about the GMWB Charge Base, GAWA and Stretch RMD, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”) beginning on page 138.

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division and the Fixed Account. In Washington State, the monthly charges are also pro rata, but deducted over the applicable Investment Divisions only.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GMWB Charge Base.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly or monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or elections after issue (subject to availability) subject to the applicable maximum charge. The actual deduction of the charge will be reflected in your quarterly statement.  We stop deducting this charge on the earlier of the date the endorsement terminates, or the date your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  For more information about how the endorsement works, please see “Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (‘MarketGuard Stretch GMWB’)” beginning on page 138.  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Death Benefit Charges. There is no additional charge for the Contract's basic death benefit.  However, for an additional charge, you may select one of the Contract's available optional death benefits in place of the basic death benefit.  Please ask your agent whether there are variations on these benefits in your state or contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

If you select the 5% Roll-up Death Benefit, you will pay 0.20% of the GMDB Benefit Base for this benefit each Contract Quarter (0.80% annually), subject to a maximum quarterly charge of 0.30% (1.20% annually) on new issues.  We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division and the Fixed Account.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.  The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value.  While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.  For more information about how the endorsement works, including this benefit's GMDB Benefit Base, please see “5% Roll-up Death Benefit” under “Optional Death Benefits”, beginning on page 148.

If you select the Highest Quarterly Anniversary Value Death Benefit, you will pay 0.075% of the GMDB Benefit Base for this benefit each Contract Quarter (0.30% annually), subject to a maximum quarterly charge of 0.15% (0.60% annually) on new issues.  We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division and the Fixed Account.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.  The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value.  While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.  For more information about how the endorsement works, including this benefit's GMDB Benefit Base, please see “Highest Quarterly Anniversary Value Death Benefit” under “Optional Death Benefits”, beginning on page 149.

If you select the Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit, you will pay 0.225% of the GMDB Benefit Base for this benefit each Contract Quarter (0.90% annually), subject to a maximum quarterly charge of 0.35% (1.40% annually) on new issues.  We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division and the Fixed Account.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.  The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value.  While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMDB Benefit Base.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.  For more information about how the endorsement works, including this benefit's GMDB Benefit Base, please see “Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit” under “Optional Death Benefits”, beginning on page 149.

If you select the LifeGuard Freedom Flex DB optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options), you will pay two separate charges for the combined benefit.  For LifeGuard Freedom Flex DB, you will pay 0.175% of the GMWB Death Benefit each Contract Quarter (0.70% annually).  (For Contracts purchased in Washington State, the current and maximum charge for LifeGuard Freedom Flex DB is 0.06% of the GMWB Death Benefit each Contract Month (0.72% annually).)  The charge for LifeGuard Freedom Flex DB, which is based on a percentage of the GMWB Death Benefit, is separate from and in addition to the charge for the LifeGuard Freedom Flex GMWB, which is based on a percentage of the Guaranteed Withdrawal Balance (GWB) and paid each Contract Quarter at the current rate of 0.95% annually.  (For Contracts purchased in Washington State, the charge for LifeGuard Freedom Flex GMWB is currently 0.08% of the GWB each Contract Month (0.96% annually).)  For more information about the GMWB Death Benefit, please see “LifeGuard Freedom Flex DB” under “Optional Death Benefits”, beginning on page 151.  For more information about the charges for LifeGuard Freedom Flex GMWB, please see page 52, and for benefit information, including the GWB, please see “LifeGuard Freedom Flex GMWB” beginning on page 118.

We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division and the Fixed Account.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.  The charge is deducted from the Fixed Account by a dollar reduction in the Fixed Account Contract Value.  While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMWB Death Benefit.  Upon termination of the endorsement, the charge is prorated for the period since the last quarterly charge.

Five-Year Withdrawal Charge Period (Perspective II only). If you select the optional five-year withdrawal charge period feature, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.  We stop deducting this charge on the date you annuitize.

20% Additional Free Withdrawal Charge (Perspective II only). If you select the optional feature that permits you to withdraw up to 20% of Premiums (subject to certain exclusions) that are still subject to a withdrawal charge minus earnings during a Contract Year without a withdrawal charge, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.  We stop deducting this charge on the date you annuitize.

Commutation Fee. If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your Beneficiary elects to receive a lump sum payment, the amount received will be reduced by (a) minus (b) where:

●
(a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

(b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

Other Expenses. We pay the operating expenses of the Separate Account, including those not covered by the mortality and expense and administrative charges.  There are deductions from and expenses paid out of the assets of the Funds.  These expenses are described in the attached prospectuses for the JNL Series Trust and the JNL Variable Fund LLC.  For more information, please see the “Fund Operating Expenses” table beginning on page 15.

Premium Taxes.  Some states and other governmental entities charge Premium taxes or other similar taxes.  We pay these taxes and may make a deduction from your Contract Values for them.  Premium taxes generally range from 0% to 3.5% (the amount of state Premium tax, if any, will vary from state to state).

Income Taxes.  We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division.  No federal income taxes are applicable under present law and we are not presently making any such deduction.

DISTRIBUTION OF CONTRACTS

Jackson National Life Distributors LLC (“JNLD”), located at 7601 Technology Way, Denver, Colorado 80237, serves as the distributor of the Contracts.  JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company.

The Contracts are offered to customers of various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any legal responsibility to pay amounts that are owed under the Contracts. The obligations and guarantees under the Contracts are the sole responsibility of Jackson.  The financial institution, brokerage firm or insurance agency is responsible for delivery of various related disclosure documents and the accuracy of their oral description and recommendation of the purchase of the Contracts.

Commissions are paid to broker-dealers who sell the Contracts.  While commissions may vary, they are not expected to exceed 8% of any Premium payment.  Where lower commissions are paid up front, we may also pay trail commissions.  We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years.

Under certain circumstances, JNLD out of its own resources may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions.  These payments and/or reimbursements to broker-dealers are in recognition of their marketing and distribution and/or administrative services support.  They may not be offered to all broker-dealers, and the terms of any particular agreement may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided assets under management, and the volume and size of the sales of our insurance products.  They may provide us greater access to the registered representatives of the broker-dealers receiving such compensation or may otherwise influence the broker-dealer and/or registered representative to present the Contracts more favorably than other investment alternatives.  Such compensation is subject to applicable state insurance law and regulation and the NASD rules of conduct.  While such compensation may be significant, it will not cause any additional direct charge by us to you.

The two primary forms of such compensation paid by JNLD are overrides and marketing support payments.  Overrides are payments that are designed as consideration for product placement, assets under management and sales volume.  Overrides are generally based on a fixed percentage of product sales and generally range from 10 to 50 basis points (0.10% to 0.50%).  Marketing support payments may be in the form of cash and/or non-cash compensation and allow us to, among other things, participate in sales conferences and educational seminars.  Examples of such payments include, but are not limited to, reimbursements for representative training or “due diligence” meetings (including travel and lodging expenses), client events, and business development and educational enhancement items, including payments to third party vendors for such items.  Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience.  Subject to NASD rules of conduct, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items and occasional meals and entertainment.

Below is an alphabetical listing of the 20 broker-dealers that received the largest amounts of marketing and distribution and/or administrative support in 2011 from the Distributor in relation to the sale of our variable insurance products:

[TO BE UPDATED BY AMENDMENT]

Commonwealth Financial Network
First Allied Securities, Inc.
Invest Financial Corporation
Investment Centers of America, Inc.
Lincoln Financial Advisors
LPL Financial Corporation
Merrill Lynch, Pierce, Fenner & Smith, Inc.
MML Investors Services Inc.
Morgan Keegan & Company
National Planning Corporation
NEXT Financial Group, Inc
Raymond James
RBC Capital Markets Corp.
Securities America, Inc.
Signator Investors, Inc.
SII Investments, Inc.
Transamerica Financial Advisors, Inc.
UBS Financial Services, Inc.
Wells Fargo Advisors LLC
Woodbury Financial Services, Inc.

Please see Appendix C for a complete list of broker-dealers that received amounts of marketing and distribution and/or administrative support in 2011 from the Distributor in relation to the sale of our variable insurance products.  While we endeavor to update this list on an annual basis, please note that interim changes or new arrangements may not be listed.

We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges.  Besides Jackson National Life Distributors LLC, we are affiliated with the following broker-dealers:

●	National Planning Corporation,
●	SII Investments, Inc.,
●	IFC Holdings, Inc. d/b/a Invest Financial Corporation,
●	Investment Centers of America, Inc., and
●	Curian Clearing LLC

The Distributor also has the following relationships with the sub-advisers and their affiliates.  The Distributor receives payments from certain sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate.  The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser's participation.  Our affiliated broker-dealers may also sell the retail mutual funds of certain sub-advisers.  In addition, the Distributor acts as distributor of variable annuity contracts and variable life insurance policies (the “Other Contracts”) issued by Jackson and its subsidiary, Jackson National Life Insurance Company of New York.  Raymond James Financial Services, a brokerage affiliate of the sub-adviser to the JNL/Eagle Funds, participates in the sale of Contracts and is compensated by JNLD for its activities at the standard rates of compensation.  Unaffiliated broker-dealers are also compensated at the standard rates of compensation.  The compensation consists of commissions, trail commissions and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

All of the compensation described here, and other compensation or benefits provided by Jackson or our affiliates, may be greater or less than the total compensation on similar or other products.  The amount and/or structure of the compensation can possibly create a potential conflict of interest as it may influence your registered representative, broker-dealer or selling institution to present this Contract over other investment alternatives.  The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer.  You may ask your registered representative about any variations and how he or she and his or her broker-dealer are compensated for selling the Contract.

PURCHASES

Minimum Initial Premium:

●	Non-qualified plan Contracts - $5,000 for Perspective II and Rewards - $10,000 for L Series - $25,000 for Advisors II
●	Qualified plan Contracts - $2,000 for Perspective II and Rewards - $10,000 for L Series - $25,000 for Advisors II

Minimum Additional Premiums:

●	Non-qualified plan Contracts - $500 for Perspective II, L Series and Rewards - $5,000 for Advisors II
●	Qualified plan Contracts - $500 for Perspective II, L Series and Rewards - $2,000 for Advisors II
●	$50 for an automatic payment plan
●
You can pay additional Premiums at any time during the accumulation phase unless a specific optional benefit or feature provides limitations; however, for Rewards Contracts, Premium will not be accepted on or after the first Contract Anniversary following the Owner’s 85th birthday.

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any Premium payment.  There is a $100 minimum balance requirement for each Investment Division and Fixed Account.  We reserve the right to restrict availability or impose restrictions on the Fixed Account and the GMWB Fixed Account.

Maximum Premiums:

●	The maximum aggregate Premiums you may make without our prior approval is $1 million.

The payment of subsequent Premiums relative to market conditions at the time they are made may or may not contribute to the various benefits under your Contract, including the enhanced death benefits or any GMWB.

Allocations of Premium.  You may allocate your Premiums to one or more of the Investment Divisions and Fixed Account.  Each allocation must be a whole percentage between 0% and 100%.  The minimum amount you may allocate to the Investment Division or a Fixed Account is $100.  We will allocate any additional Premiums you pay in the same way unless you instruct us otherwise.

Although more than 18 Investment Divisions, the Fixed Account and the GMWB Fixed Account are available under your Contract, you may not allocate your Contract Values among more than 18 at any one time.  Additionally, you may not choose to allocate your Premiums to the GMWB Fixed Account; however, Contract Value may be automatically allocated to the GMWB Fixed Account according to non-discretionary formulas if you have purchased the optional Jackson Select Protector GMWB.   For more detailed information regarding Jackson Select Protector GMWB, please see “For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets Endorsement” beginning on page 82.

We will issue your Contract and allocate your first Premium within two Business Days (days when the New York Stock Exchange is open) after we receive your first Premium and all information that we require for the purchase of a Contract.  If we do not receive all of the information that we require, we will contact you to get the necessary information.  If for some reason we are unable to complete this process within five Business Days, we will return your money. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Optional Contract Enhancements for Perspective II, L Series and Advisors II. You may elect one of our four optional Contract Enhancement endorsements (for Advisors II, only the 2% option is available).  The Contract Enhancement endorsements available are the 2% Contract Enhancement endorsement, 3% Contract Enhancement endorsement, 4% Contract Enhancement endorsement, or 5% Contract Enhancement endorsement.  Contract Enhancement endorsements are available only at the time you purchase your Contract and to Owners 87 years old and younger.  If elected, a Contract Enhancement endorsement cannot be canceled.  You may not elect the 3%, 4% or 5% Contract Enhancement endorsements with the 20% Additional Free Withdrawal endorsement available under Perspective II.  In addition, if you elect any Contract Enhancement endorsement, you cannot select the Capital Protection Program.

If you elect a Contract Enhancement endorsement, the following Fixed Account restrictions currently apply during the first seven Contract Years (five Contract Years for the 2% Contract Enhancement). The three, five and seven year Fixed Account Options are not available and transfers to any Fixed Account Option are not permitted (including under the Dollar Cost Averaging program).  Premiums may be allocated to the one year Fixed Account Option.  However, any Premium allocated to the one year Fixed Account must be transferred out of the one year Fixed Account in a series of scheduled monthly transfers to your choice of Investment Divisions within either a 6 or 12 month period beginning on the date we received the Premium.  Therefore, at the end of the 6 or 12 month period, all amounts in the one year Fixed Account will have been transferred out of the one year Fixed Account.  (See "Fixed Account Options" on page 19.)  These restrictions may be modified, eliminated, or otherwise revised, at which time we will provide you with written notice of the changes.

If an optional Contract Enhancement endorsement is elected, then at the end of any Business Day in the first seven Contract Years (five Contract Years for the 2% Contract Enhancement) when we receive a Premium payment, we will credit your Contract Value with a Contract Enhancement.  The actual Contract Enhancement percentage applied to the Premium payment varies, depending upon which Contract Enhancement you have elected and the Contract Year in which you make your payment.  Therefore, the dollar amount of the actual Contract Enhancement credited to your Contract Value also varies, depending on the Contract Enhancement percentage applied and the amount of the Premium payment.  The Contract Enhancement percentage applied to a Premium payment is generally a declining and lesser percentage for Premium payments received after the first Contract Year (see the schedules below).

In addition, since total expenses for a Contract with a Contract Enhancement are higher than those for a Contract without a Contract Enhancement, it is possible that upon surrender you will receive less money back than you would have if you had not elected a Contract Enhancement.  This is discussed further on page 67.

2% Contract Enhancement endorsement

	Contract Year Premium is Received
	0-1	1-2	2-3	3-4	4-5	5+
Contract Enhancement Percentage of the Premium Payment	2.00%	2.00%	1.25%	1.25%	0.50%	0%

3% Contract Enhancement endorsement

	Contract Year Premium is Received
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Contract Enhancement Percentage of the Premium Payment	3.00%	3.00%	2.25%	2.00%	2.00%	1.00%	1.00%	0%

4% Contract Enhancement endorsement

	Contract Year Premium is Received
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Contract Enhancement Percentage of the Premium Payment	4.00%	4.00%	3.00%	2.50%	2.50%	1.25%	1.25%	0%

5% Contract Enhancement endorsement

	Contract Year Premium is Received
	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7+
Contract Enhancement Percentage of the Premium Payment	5.00%	4.50%	3.75%	3.00%	2.25%	1.75%	1.00%	0%

There is a charge for the optional Contract Enhancement endorsements that is assessed against the Investment Divisions, the Fixed Account and the GMWB Fixed Account for the Contract Enhancements, and its amount depends upon which Contract Enhancement endorsement you elect.  For more information about the charges for these endorsements, please see “Contract Enhancement Charge” on page 36.

We will also impose a Contract Enhancement recapture charge if you:

●
make a total withdrawal within the recapture charge schedule or a partial withdrawal within the recapture charge schedule in excess of the free withdrawals permitted by your Contract (or an additional free withdrawal endorsement if elected) (the recapture charge is imposed only on the excess amount above the free withdrawal amount),

●
make a partial withdrawal within the recapture charge schedule in excess of the required minimum distribution of the Internal Revenue Code (the entire withdrawal will be assessed the applicable recapture charge),

●
elect to receive payment under an income option (see Example 3 in Appendix B) (for more information about these income options, see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 144) within the recapture charge schedule, or

●	return your Contract during the Free Look period. (If you return your Contract during the Free Look period, the entire amount of the Contract Enhancement will be recaptured.)

The Recapture Charge schedule(s) can be found beginning on page 45 of this prospectus.  The percentage amount of the recapture charge depends upon (i) the corresponding declining amount of the Contract Enhancement based on the Contract Year when the Premium payment being withdrawn was received and (ii) when the recapture charge is imposed based on the Completed Years since the receipt of the related Premium.  (See the examples in Appendix B showing how these recapture charges are applied to withdrawals.)

We will not impose the Contract Enhancement recapture charge on any amounts paid out as:

●	earnings (excess of your Contract Value allocated to the Investment Divisions, the Fixed Account and the GMWB Fixed Account over your Remaining Premiums allocated to those accounts)
●	death benefits;
●	withdrawals taken under the additional free withdrawal provisions;
●
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge);

●
if permitted by your state, additional withdrawals of up to $250,000 from the Separate Account, the Fixed Account Options (subject to certain exclusions) and the GMWB Fixed Account if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract (see "Waiver of Withdrawal and Recapture Charges for Certain Emergencies" on page 67 for more information); or

●
if permitted by your state, additional withdrawals of up to 25% (12 1/2% for each of two joint Owners) of your Contract Value from the Separate Account, the Fixed Account Options (subject to certain exclusions) and the GMWB Fixed Account if you incur certain serious medical conditions specified in your Contract (see "Waiver of Withdrawal and Recapture Charges for Certain Emergencies" on page 67 for more information).

For purposes of the recapture charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium, based on the completed years (12 months) since the receipt of Premiums.  (See example 2 in Appendix B for an illustration.)  We expect to make a profit on these charges for the Contract Enhancements.  Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancements work.  In certain situations, both a recapture charge and a withdrawal charge will be charged on your withdrawal amount (see examples 1 and 2 in Appendix B).

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement.  Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

As referenced above, there is a charge for the optional Contract Enhancement endorsements.  This Contract Enhancement charge is based on the average daily net asset value of your allocations to the Investment Divisions and is deducted from the total value of the Separate Account.  In addition, for the Fixed Account and the GMWB Fixed Account, the Contract Enhancement charge lowers the credited rate that would apply if the Contract Enhancement had not been elected.  Therefore, you will incur charges on the entire amounts included in your Contract, which includes Premium payments made in the first seven Contract Years (five for the 2% Contract Enhancement), the Contract Enhancement and the earnings, if any, on such amounts for the first seven Contract Years (five for the 2% Contract Enhancement).  As a result, the aggregate charges assessed will be higher than those that would be charged if you did not elect a Contract Enhancement.  Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had not elected a Contract Enhancement.  We will impose a Contract Enhancement recapture charge if you make withdrawals in the first seven Contract Years (five Contract Years for the 2% Contract Enhancement).  We expect to profit from certain charges assessed under the Contract, including the withdrawal charge, the mortality and expense risk charge and the Contract Enhancement charge.

Charges for the Contract Enhancement are not assessed after the seventh Contract Year (fifth for the 2% Contract Enhancement).  Accordingly, the increased Contract Value resulting from a Contract Enhancement is reduced during the first seven Contract Years (five for the 2% Contract Enhancement) by the operation of the Contract Enhancement charge.  If you make Premium payments only in the first Contract Year and do not make a withdrawal during the first seven years (five for the 2% Contract Enhancement), at the end of the seven-year period (five for the 2% Contract Enhancement) that the Contract Enhancement charge is applicable, the Contract Value will be equal to or slightly higher than if you had not selected a Contract Enhancement, regardless of investment performance.  Contract Values may also be higher if you pay additional Premium payments in the first Contract Year, because those additional amounts will be subject to the Contract Enhancement charge for less than seven full years (five for the 2% Contract Enhancement).

In the first seven Contract Years (five for the 2% Contract Enhancement), the Contract Enhancement typically will be beneficial (even in circumstances where cash surrender value may not be higher than Contracts without the Contract Enhancement) in the following circumstances:

●	death benefits computed on the basis of Contract Value;
●	withdrawals taken under the 10% free withdrawal provision (or the 20% Additional Free Withdrawal endorsement, if elected under Perspective II);
●	withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code;
●	if permitted by your state, withdrawals under our:

○	Terminal Illness Benefit;
○	Specified Conditions Benefit; or
○	Extended Care Benefit. (See page 68 below.)

You may not elect the 3%, 4% or 5% Contract Enhancement endorsements with the 20% Additional Free Withdrawal option available under Perspective II.  In addition, you may not elect any Contract Enhancement endorsement with the Capital Protection Program.

 Contract Enhancements for Rewards. We will add a Contract Enhancement to the Owner's Contract Value for the initial Premium payment, and for each subsequent Premium payment received prior to the first Contract Anniversary following the Owner’s 85th birthday.  The Contract Enhancement applies automatically under Rewards contracts, so no election of Contract Enhancements is required.  Premium payments will not be accepted on or after the first Contract Anniversary following the Owner’s 85th birthday.  If the Owner is age 85 at issue, Premium payments will not be accepted on or after the first Contract Anniversary.  In addition, Premium payments will not be accepted on or after the first Contract Anniversary for Contracts purchased in the state of Montana.

The Contract Enhancement is equal to 6% of the Premium payment if the adjusted Premium, as defined below, is less than $100,000 at the time the Premium payment is received.  The Contract Enhancement is equal to 8% of the Premium payments if adjusted Premium is greater than or equal to $100,000 at the time the Premium payment is received.  The adjusted Premium is determined at the time each Premium payment is processed and is equal to (a) the sum of all Premium payments processed prior to the receipt of the current Premium payment plus the current Premium payment less (b) the sum of all partial withdrawals processed prior to the receipt of the current Premium payment (including any applicable withdrawal charges, recapture charges and other charges or adjustments to such withdrawals).  During the first Contract Year only, at the time that a subsequent Premium payment is received that causes the adjusted Premium to equal or exceed $100,000 when it was less than $100,000 before the receipt of the Premium payment, a retroactive Contract Enhancement will be added to the Contract Value equal to 2% of each previous Premium payment for which a 6% Contract Enhancement was credited and for which no 2% retroactive Contract Enhancement has already been added.  The Contract Enhancement will be applied as of the date of the subsequent Premium payment and there will be no adjustments to previous Contract Values.

For example, if the initial Premium payment is equal to $50,000, then the initial adjusted Premium is equal to $50,000 and the Contract Enhancement credited to the contract value is equal to 6% (since the adjusted Premium is less than $100,000) of the initial Premium payment (.06*$50,000 = $3,000).  If a withdrawal equal to $25,000 is taken at the end of the third Contract Month and a Premium payment equal to $75,000 is made at the end of the sixth Contract Month, then the adjusted Premium at the time the $75,000 subsequent Premium payment is received is equal to the initial Premium less the withdrawal plus the subsequent Premium payment ($50,000 - $25,000 + $75,000 = $100,000).  The Contract Enhancement credited to the contract value at the time of the subsequent Premium payment is equal to 8% (since the adjusted Premium is equal to or greater than $100,000) of the subsequent Premium payment plus the retroactive Contract Enhancement of 2% of the initial Premium payment (.08*$75,000 + .02*$50,000 = $7,000).  (Please also see Example 2 in Appendix B.)

For Contracts purchased in the states of Connecticut or Oregon, the Contract Enhancement is equal to 5% of the Premium payment for all Premium payments, regardless of the amount of the adjusted Premium at the time the Premium is received.

We will impose a Contract Enhancement recapture charge if you

●	make a total withdrawal within the recapture charge schedule or a partial withdrawal within the recapture charge schedule in excess of the free withdrawals permitted by your Contract,
●
elect to receive payment under an income option (see Example 3 in Appendix B)(for more information about these income options, see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 144) within the recapture charge schedule, or

●	return your Contract during the Free Look period. (If you return your Contract during the Free Look period, the entire amount of any Contract Enhancement will be recaptured.)

The Recapture Charge Schedule can be found on page 47 of this prospectus.  We will not impose the Contract Enhancement recapture charge if your withdrawal is made for certain health-related emergencies (see "Waiver of Withdrawal and Recapture Charges for Certain Emergencies" on page 67 for more information), withdrawals of earnings, withdrawals in accordance with the free withdrawal provision, amounts paid out as death benefits or to satisfy required minimum distributions of the Internal Revenue Code.  For purposes of the recapture charge, we treat withdrawals as coming first from earnings; second from the oldest Remaining Premium, based on the completed years (12 months) since the receipt of Premiums; and third from Contract Enhancements.  (See example 2 in Appendix B for an illustration.)  If the withdrawal requested exceeds the required minimum distribution, the recapture charge will be charged on the entire withdrawal amount.  We expect to make a profit on these charges for the Contract Enhancements.  Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancements work.  In certain situations, both a recapture charge and a withdrawal charge will be charged on your withdrawal amount (see examples 1 and 2 in Appendix B).

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement.  Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

Asset-based charges are deducted from the total value of the Separate Account.  In addition, certain Contract charges, including a higher mortality and expense risk charge than would be charged under a similar contract without a Contract Enhancement, are assessed based on the total Contract Value.  In some cases, the amount of a Contract Enhancement may be more than offset by those charges.  Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had purchased a similar contract without a Contract Enhancement.  We expect to profit from certain charges assessed under the Contract, including the withdrawal charge and the mortality and expense risk charge.

Capital Protection Program (Not available under Advisors II Contracts).  If you select our Capital Protection Program at issue, we will allocate enough of your Premium to the Fixed Account you select to assure that the amount so allocated will equal, at the end of a selected period of 1, 3, 5, or 7 years, your total original Premium paid.  You may allocate the rest of your Premium to any Investment Division(s).  If any part of the Fixed Account value is surrendered or transferred before the end of the selected guaranteed period, the value at the end of that period will not equal the original Premium.  This program is available only if Fixed Account Options are available.  There is no charge for the Capital Protection Program.  You should consult your Jackson representative with respect to the current availability of Fixed Account Options, their limitations, and the availability of the Capital Protection Program.

Currently, the Capital Protection Program is not available if you elect a Contract Enhancement endorsement.

For an example of capital protection, assume you made a Premium payment of $10,000 when the interest rate for the three-year guaranteed period was 3% per year.  We would allocate $9,152 to that Guarantee Period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken.  The remaining $848 of the payment would be allocated to the Investment Division(s) you selected.

Alternatively, assume Jackson receives a Premium payment of $10,000 when the interest rate for the 7-year period is 6.75% per year.  Jackson will allocate $6,331 to that Guarantee Period because $6,331 will increase at that interest rate to $10,000 after 7 years.  The remaining $3,669 of the payment will be allocated to the Investment Division(s) you selected.

Thus, as these examples demonstrate, the shorter Guarantee Periods require allocation of substantially all your Premium to achieve the intended result.  In each case, the results will depend on the interest rate declared for the Guarantee Period.

The Capital Protection Program will not be available if you purchase the Jackson Select Protector GMWB.

Accumulation Units. Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select.  In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an “Accumulation Unit.”  During the income phase we use a measure called an “Annuity Unit.”

Every Business Day, we determine the value of an Accumulation Unit for each of the Investment Divisions under the Contracts by:

●	determining the total amount of assets held in the particular Investment Division;
●	subtracting any asset-based charges and taxes chargeable under the Contract; and
●	dividing this amount by the number of outstanding Accumulation Units.

Charges deducted through the cancellation of units are not reflected in this computation.

The value of an Accumulation Unit may go up or down from day to day.  Each base Contract has a different Accumulation Unit value than each combination of optional endorsements an Owner may elect under that base Contract, based on the differing amount of charges applied in calculating that Accumulation Unit value.

When you make a Premium payment, we credit your Contract with Accumulation Units.  The number of Accumulation Units we credit is determined at the close of that Business Day by dividing the amount of the Premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the combination of optional endorsements you have elected and their respective charges.

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between an Investment Division and the Fixed Account must occur prior to the Income Date.  There may be periods when we do not offer any Fixed Account.  We can prohibit or impose limitations or other requirements on transfers to or from the Fixed Account as permitted by applicable law.

You can make 15 transfers every Contract Year during the accumulation phase without charge.

A transfer will be effective as of the end of the Business Day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

Transfers from the Fixed Account generally will be subject to any applicable Excess Interest Adjustment.

Potential Limits and Conditions on Fixed Account Transfers (Not applicable to Advisors II Contracts). Currently, for Contracts with an optional Contract Enhancement, transfers are not permitted to a Fixed Account Option during the first seven Contract Years (five Contract Years for the 2% Contract Enhancement).  This restriction may be modified, eliminated, or otherwise revised, at which time we will provide you with written notice of the changes.

In addition, we also specifically reserve the right to impose the limitations and conditions set forth in 1-4 below with respect to the one-year Fixed Account Option.  Although we are not imposing these restrictions as of the date of this prospectus, if we do decide to impose them, they could provide as follows with respect to both new and already outstanding Contracts:

1.  During any Contract Year, the aggregate dollar amount of all transfers from the one-year Fixed Account Option (including transfers at the end of the one-year period) could not exceed whichever of the following three maximums apply to you for that year:

•
Maximum transfers during the first Contract Year in which you have Contract Value in the one-year Fixed Account Option subject to these restrictions: 1/3 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary;

•	Maximum transfers during any subsequent Contract Year, if you had Contract Value subject to these restrictions during the preceding Contract year:
i.	1/3 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary if you did not make a 1/3 transfer in the preceding year as mentioned above or
ii.	1/2 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary if you did make such a 1/3 transfer in the preceding year; or
•
Maximum transfers during any Contract Year, if you had Contract Value subject to these restrictions during both of the preceding two Contract Years and, in those years, you made the 1/3 maximum transfer in the first year and 1/2 maximum transfer in the second year as mentioned above: all of your remaining Contract Value in the one-year Fixed Account Option.

2.  We could require that any transfer from the one-year Fixed Account Option in a Contract Year occur at least twelve months after the most recent such transfer in the previous Contract Year.

3.  We could restrict or prohibit your transfers into or allocations of any additional Premiums to the one-year Fixed Account Option in any Contract Year in which you make a transfer from the one-year Fixed Account Option.

4.  We could restrict or prohibit your transfers from the one-year Fixed Account Option in any Contract Year in which you make a transfer into or allocate any additional Premiums to the one-year Fixed Account Option.

We may impose restrictions 1-4 separately or in combination but we expect that they would be imposed as a group, so that you would be subject to all of these restrictions if you are subject to any of them.

Certain systematic investment programs could be excluded from the restrictions listed in 1-4 above, such that transfers under those programs would not count against the maximum amounts that may be transferred out of the one-year Fixed Account Option and the Contract Value under such programs would be excluded from the computation of such maximum amounts.

We also could permit or require that a systematic transfer program be used to make transfers from any Fixed Account Options. For example, you could be permitted to have the three transfers that are referred to in restriction 1 above automated through a systematic transfer out (“STO”) on each of your next three Contract Anniversaries.  The amount automatically transferred on each of such three Contract Anniversaries would be the maximum amount that would be permitted to be transferred on that date under restriction 1, such that following the automatic STO transfer on the third such Contract Anniversary you would no longer have any Contract Value in the one-year Fixed Account Option.   If we establish such an STO for you, however, we would (pursuant to restrictions 3 and 4 above) prohibit you from making any other transfer from, or any Premium payments or transfers into, the one-year Fixed Account Option during any Contract Year in which an automatic STO transfer is made for you.  Also (pursuant to restriction 2 above) you could elect such an STO only if (i) at least twelve calendar months have passed since your last STO program (if any) had ended and (ii) during the Contract Year in which you make the election, you have not made any transfers from, or any Premium payments or transfers into the one-year Fixed Account Option (unless you made the transfer or Premium payment before the time we had instituted restrictions 1-4). Transfers pursuant to any STO would not count toward your 15 free transfer limit.

If we require you to commence an STO at a time when, due to any of the foregoing restrictions, you would not be eligible to elect such a program, the three annual STO transfers will be delayed.  In that case, the first such STO transfer would occur on the first Contract Anniversary after you are eligible to elect an STO.

If we impose the restrictions described in 1-4 above, we would provide you prompt written notice of that fact, as well as any requirement or option to commence an STO.  In that case, the restrictions would be effective immediately and we would not expect to provide you with an opportunity to make transfers from the one-year Fixed Account Option, other than in compliance with and subject to the limitations in such restrictions.  Accordingly, you should consider whether you are willing to be subject to those limitations before you allocate any Premiums or transfers to the one-year Fixed Account Option.

We also may restrict your participation in any systematic investment program if you allocate any amounts to a Fixed Account Option.

Restrictions on Transfers: Market Timing.  The Contract is not designed for frequent transfers by anyone.  Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Frequent transfers may also dilute the value of shares of an underlying Fund.  Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing.  Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract.  To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days.  Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

●	limiting the number of transfers over a period of time;
●	requiring a minimum time period between each transfer;
●	limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or
●	limiting the dollar amount that you may transfer at any one time.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive Business Days.  In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size.  We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary.  If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer.  We will notify you and your representative in writing within five days of placing the Contract on a watch list.

Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption.  We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

Our policies and procedures do not apply to the money market Investment Division, the Fixed Account, the GMWB Fixed Account, Dollar Cost Averaging, Earnings Sweep or the Automatic Rebalancing program.  We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship.  These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application.  Please contact our Annuity Service Center if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures.  We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract.  We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time.  If these policies and procedures are ineffective, the adverse consequences described above could occur.  We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

TELEPHONE AND INTERNET TRANSACTIONS

The Basics. You can request certain transactions by telephone or at www.jackson.com, our Internet website, subject to our right to terminate electronic or telephonic transfer privileges described above.  Our Annuity Service Center representatives are available during business hours to provide you with information about your account.  We require that you provide proper identification before performing transactions over the telephone or through our Internet website.  For Internet transactions, this will include a Personal Identification Number (PIN).  You may establish or change your PIN at www.jackson.com.

What You Can Do and How. You may make transfers by telephone or through the Internet unless you elect not to have this privilege.  Any authorization you provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your financial representative unless you notify us to the contrary.  To notify us, please call us at the Annuity Service Center.  Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement.

What You Can Do and When. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's Accumulation Unit value for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you.  If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day.  Otherwise the instructions will be carried out the next Business Day.  We will retain permanent records of all web-based transactions by confirmation number.  If you do not receive an electronic acknowledgement, you should telephone our Annuity Service Center immediately.

How to Cancel a Transaction. You may only cancel an earlier telephonic or electronic transfer request made on the same day by calling the Annuity Service Center before the New York Stock Exchange closes.  Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

Our Procedures. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine.  Our procedures include requesting identifying information and tape-recording telephone communications and other specific details.  We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize.  However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times.  We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege.  Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

●	by making either a partial or complete withdrawal,
●	by electing the Systematic Withdrawal Program,
●	by electing a Guaranteed Minimum Withdrawal Benefit, or
●	by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a withdrawal charge.  For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium.  When you make a complete withdrawal you will receive the value of your Contract as of the end of the Business Day your request is received by us in Good Order, minus any applicable taxes, the annual contract maintenance charge, charges due under any optional endorsement and all applicable withdrawal charges, adjusted for any applicable Excess Interest Adjustment.  For more information about withdrawal charges, please see “Withdrawal Charge” beginning on page 43.

Your withdrawal request must be in writing.  We will accept withdrawal requests submitted via facsimile.  There are risks associated with not requiring original signatures in order to disburse the money.  To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change.  We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Systematic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account Option or Investment Division from which you are making the withdrawal.  If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Investment Divisions, Fixed Account Options and the GMWB Fixed Account based on the proportion their respective values bear to the Contract Value.  If you are specific in your withdrawal request, please know that for Contracts with a GMWB containing a Transfer of Assets provision, the percentage of the partial withdrawal taken from the GMWB Fixed Account cannot exceed the ratio of the GMWB Fixed Account value to the Contract Value.

With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage.  After your withdrawal, at least $100 must remain in each Fixed Account Option or Investment Division from which the withdrawal was taken.  A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.  If your Contract contains a GMWB containing a Transfer of Assets provision, any systematic withdrawal request for a specified dollar amount or specified percentage from a particular Investment Division, the Fixed Account or the GMWB Fixed Account will be limited in that such withdrawals cannot be made from the GMWB Fixed Account.  If you wish your systematic withdrawal to include amounts allocated to GMWB Fixed Account, your systematic withdrawal must be taken proportionally from all of the allocations (to the Investment Divisions, the GMWB Fixed Account and the Fixed Account) based on their respective values in relation to the Contract Value.

If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal.  There are conditions and limitations, so please contact our Annuity Service Center for more information.  Our contact information is on the cover page of this prospectus.  We neither endorse any investment advisers, nor make any representations as to their qualifications.  The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.  There are limitations on withdrawals from qualified plans.  For more information, please see “TAXES” beginning on page 154.

Waiver of Withdrawal and Recapture Charges for Certain Emergencies (Not applicable to Advisors II Contracts). We will waive the withdrawal charge (withdrawals from the Investment Divisions, the Fixed Account and the GMWB Fixed Account), but not any Excess Interest Adjustment that would otherwise apply in certain circumstances by providing you, at no charge, the following:

●
Terminal Illness Benefit, under which we will waive any withdrawal charges and recapture charges on amounts of up to $250,000 of your Contract Value from the Investment Divisions, Fixed Account (subject to certain exclusions) and the GMWB Fixed Account that you withdraw after providing us with a physician's statement that you have been diagnosed with an illness after the Contract’s issue date that will result in your death within 12 months;

●
Specified Conditions Benefit, under which you may make a one-time withdrawal of up to 25% (for joint Owners, this benefit applies to each of them for 12 1/2%) of your Contract Value from the Investment Divisions, Fixed Account (subject to certain exclusions) and the GMWB Fixed Account with no withdrawal charge or recapture charge after having provided us with a physician's statement that you have been diagnosed with one of the following conditions after the Contract’s issue date:

	○	Heart attack
	○	Stroke
	○	Coronary artery surgery
	○	Life-threatening cancer
	○	Renal failure or
	○	Alzheimer's disease; and
●
Extended Care Benefit, under which we will waive any withdrawal charges and recapture charges on amounts of up to $250,000 of your Contract Value from the Investment Divisions, Fixed Account (subject to certain exclusions) and the GMWB Fixed Account that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued.

You may exercise these benefits once under your Contract.

Optional Five-Year Withdrawal Charge Period (For Perspective II only). If you are 85 years of age or younger, you may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal period a five-year withdrawal period with withdrawal charges in contribution years one through five of 8%, 7%, 6%, 4% and 2%, respectively, and 0% thereafter.  The charge for this optional feature on an annualized basis is 0.30% of average daily net asset value of your allocations to the Investment Divisions.

The charges for the Five-Year or Three-Year Withdrawal Charge Period options continue for as long as one holds the Contract.  The potential benefits of those options normally will persist for no more than four to six years, depending on performance (the greater the performance the less the benefit) and payment patterns (large subsequent payments in relation to the initial payment make the benefits persist for a longer time than for a Contract where only the initial payment is made).  In the case of some surrenders in the third Contract year, the Five-Year Withdrawal Charge Period does not provide a benefit and may even impose a small detriment.

20% Additional Free Withdrawal For Perspective II only).  If you elect the 20% Additional Free Withdrawal endorsement, you may withdraw an additional 20% of Premiums that are subject to a withdrawal charge (subject to certain exclusions), minus earnings, during a Contract Year without a withdrawal charge and you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.  This endorsement will replace the 10% Additional Free Withdrawal endorsement.  The 20% Additional Free Withdrawal endorsement is a liquidity feature that provides a benefit if you contemplate or need to take large withdrawals.  The 20% Additional Free Withdrawal endorsement provides extra liquidity in any market environment but, when it is elected in combination with any GMWB, taking full advantage of the endorsement may have an adverse effect on the GMWB if the withdrawal exceeds the GAWA, as a withdrawal in excess of the GAWA may always reduce the GAWA and potentially limit the benefits available.  In fact, any time you use the 20% Additional Free Withdrawal endorsement when the amount of the withdrawal exceeds the GAWA and the Contract Value is less than the GWB, it is disadvantageous.  You may not elect this option if you elect the 3%, 4% or 5% Contract Enhancement endorsements.

Guaranteed Minimum Withdrawal Benefit Considerations.  Most people who are managing their investments to provide retirement income want to provide themselves with sufficient lifetime income and also to provide for an inheritance for their beneficiaries.  The main obstacles they face in meeting these goals are the uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and will need to draw income from their investments.  A Guaranteed Minimum Withdrawal Benefit (GMWB) is designed to help reduce these uncertainties.

A GMWB is intended to address those concerns but does not provide any guarantee the income will be sufficient to cover any individual's particular needs.  Moreover, the GMWB does not assure that you will receive any return on your investments.  The GMWB also does not protect against loss of purchasing power of assets covered by a GMWB due to inflation.  Even relatively low levels of inflation may have a significant effect on purchasing power if not offset by stronger positive investment returns.  The step-up feature on certain of the GMWBs may provide protection against inflation when there are strong investment returns that coincide with the availability of effecting a step-up.  However, strong investment performance will only help the GMWB guard against inflation if the endorsement includes a step-up feature.

Payments under the GMWB will first be made from your Contract Value.  Our obligations to pay you more than your Contract Value will only arise under limited circumstances.  Thus, in considering the election of any GMWB you need to consider whether the value to you of the level of protection that is provided by a GMWB and its costs, which reduce Contract Value and offset our risks, are consistent with your level of concern and the minimum level of assets that you want to be sure are guaranteed.

The Joint For Life GMWB with Bonus and Step-Up, and the Joint For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount endorsements are available only to spouses and differ from the For Life GMWB with Bonus and Step-Up without the Joint Option, and the For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount without the Joint Option endorsements (which are available to spouses and unrelated parties) and enjoy the following advantages:

●
If the Contract Value falls to zero, benefit payments under the endorsement will continue until the death of the last surviving Covered Life if the For Life Guarantee is effective.  (For more information about the For Life Guarantee and for information on who is a Covered Life under this form of GMWB, please see the “LifeGuard Freedom Flex GMWB With Joint Option” subsection beginning on page 128 and the For Life GMWB with Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount with the Joint Option subsection beginning on page 82.)

●
If an Owner dies before the automatic payment of benefits begins, the surviving Covered Life may continue the Contract and the For Life Guarantee is not automatically terminated (as it is on the For Life GMWBs without the Joint Option).

The Joint For Life GMWBs have a higher charge than the respective For Life GMWBs without the Joint Option.

Additionally, the timing and amounts of withdrawals under a GMWB have a significant impact on the amount and duration of benefits.  The cumulative cost of a GMWB also is greater the longer the duration of ownership.  The closer you are to retirement the more reliably you may be able to forecast your needs to make withdrawals prior to the ages where the amounts of certain benefits (such as a For Life Guarantee (59 1/2) and a GWB Adjustment (70)) are locked-in.  Conversely, forecasts at younger ages may prove less reliable.  You should undertake careful consideration and thorough consultation with your representative or retirement planning agent as to the financial resources and age of the Owner/Annuitant and the value to you of the potentially limited downside protection that a GMWB might provide.

Guaranteed Minimum Withdrawal Benefit Important Special Considerations.  Each of the GMWBs provides that the GMWB and all benefits thereunder will terminate on the Income Date, which is the date when annuity payments begin.  The Income Date is either a date that you choose or the Latest Income Date.  The Latest Income Date is the Contract Anniversary on or next following the Owner's 95th birthday under a non-qualified Contract, or such earlier date as required by the applicable qualified plan, law or regulation.    For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 144.

Before (1) electing a GMWB, (2) electing to annuitize your Contract after having purchased a GMWB, or (3) when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB, you should consider whether the termination of all benefits under the GMWB and annuitizing produces the better financial results for you.  Naturally, you should discuss with your Jackson representative whether a GMWB is even suitable for you.  Consultation with your financial and tax advisor is also recommended.

These considerations are of greater significance if you are thinking about electing or have elected a GMWB For Life, as the For Life payments will cease when you annuitize voluntarily or on the Latest Income Date.  Although each of the For Life GMWBs contain an annuitization option that may allow the equivalent of For Life payments when you annuitize on the Latest Income Date, all benefits under a GMWB For Life (and under the other GMWBs) will terminate when you annuitize.

Please note that withdrawals in excess of certain limits may have a significantly negative impact on the value of your GMWB through prematurely reducing the benefit's Guaranteed Withdrawal Balance (GWB) and Guaranteed Annual Withdrawal Amount (GAWA) and, therefore, cause your GMWB to prematurely terminate.   Please see “ Election ” and “ Withdrawals ” under each GMWB for more information about the GWB and GAWA.   Please see the explanations of withdrawals under each of the following GMWB descriptions for more information concerning the effect of excess withdrawals.

Required Minimum Distributions under Certain Tax Qualified Plans. (“RMDs”). The following RMD NOTES contain important information about withdrawals of RMDs from a Contract with a GMWB.  However, for the MarketGuard Stretch GMWB, please refer to the Stretch RMD Notes on page 142.  For certain tax-qualified Contracts, GMWBs allow withdrawals greater than the Guaranteed Annual Withdrawal Amount (GAWA) to meet a Contract’s RMD without compromising the guarantees. The RMD NOTES describe conditions, limitations and special situations related to withdrawals involving a RMD.

RMD NOTES:  Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice.  The administrative form allows for one time or systematic withdrawals.  Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract.  You, as Owner, are responsible for complying with the Internal Revenue Code's RMD requirements.  If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable charges (i.e., withdrawal charges and recapture charges) and we will impose those charges, which will be reflected in the confirmation of the transaction.  An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your GMWB.  For information regarding the RMD calculation for your Contract, please contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis.  But with a GMWB, the GAWA is based on Contract Years.  Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised.  With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above.  (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.)  Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described.  The GAWA for the 2013 Contract Year (ending June 30) is $10.  The RMDs for calendar years 2012 and 2013 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2012 and $8 in each of the two halves of calendar year 2013, then at the time the withdrawal in the first half of calendar year 2013 is taken, the Owner will have withdrawn $15.  Because the sum of the Owner's withdrawals for the 2013 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule permits that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1942, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.
If the Owner delays taking his first RMD (the 2012 RMD) until March 30, 2013, he may still take the 2013 RMD before the next Contract Year begins, June 30, 2013 without exposing the GWB and GAWA to the possibility of adverse recalculation.  However, if he takes his second RMD (the 2013 RMD) after June 30, 2013, he should wait until the next Contract Year begins (that is after June 30, 2014) to take his third RMD (the 2014 RMD).  Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples that are relevant or specific to tax-qualified Contracts  in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix D, specifically examples 4, 5, and 7 under any particular GMWB.  Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that a particular GMWB ultimately suits your needs relative to your RMD.

In addition, with regard to required minimum distributions (RMDs) under an IRA only, it is important to consult your financial and tax advisor to determine whether the benefits of a particular GMWB will satisfy your RMD requirements or whether there are other IRA holdings that can satisfy the aggregate RMD requirements.  With regard to other qualified plans, you must determine what your qualified plan permits.  Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire.  You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements.

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”). The following description of this GMWB is supplemented by the examples in Appendix D under section “I. SafeGuard Max”, particularly example 2 for the varying benefit percentage and examples 6 and 7 for the step-ups.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) until the earlier of:

•	The Owner’s (or any joint Owner’s death;

Or

•	Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners up to 85 years old (proof of age is required); may be added to a Contract on the Issue Date or on any Contract Anniversary; and once added cannot be canceled.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity – to another legal entity or the Annuitant.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce. For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change will result in termination of the GMWB. Otherwise, ownership changes are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit cause the GWB and GAWA to be recalculated.   Please see “ Election ” and “ Withdrawals ” below for more information about the GWB and GAWA.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you instead added this GMWB to your Contract post issue on a Contract Anniversary (subject to availability), the GWB was calculated based on Contract Value, which included any previously applied Contract Enhancements, and, as a result, we subtracted any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix D under section “I. SafeGuard Max”.)  The GWB can never be more than $5 million (including upon step-up), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, this GMWB might be continued by a spousal Beneficiary.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  Once the GAWA percentage is determined, it will not change.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
0 – 74	7%
75 – 79	8%
80 – 84	9%
85+	10%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available), subject to a minimum GAWA percentage of 6% and a maximum GAWA percentage of 11%. We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1)
If you are purchasing a new Contract, when we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 158).

2)
If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.

In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  If the GWB falls below the GAWA at the end of a Contract Year, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.  The tables below clarify what happens in each instance.  RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D under section “I. SafeGuard Max” supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 69, for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D under section “I. SafeGuard Max”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

When a withdrawal, plus all prior withdrawals in	The GWB is recalculated, equaling the greater of:
the current Contract Year, exceeds the greater of the GAWA or RMD, as applicable	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated, equaling:
	●	The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 19.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 154.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Premiums.

With each subsequent Premium payment on the Contract -	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent Premium payment net of any applicable Premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “I. SafeGuard Max” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up.  In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a “step-up”).  (See Examples 6 and 7 in Appendix D under section “I. SafeGuard Max”.)

Upon election of a step-up, the GMWB charge may be increased, subject to the maximum charges listed above.

With a step-up –	The GWB equals Contract Value (subject to a $5 million maximum).
If the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

The first opportunity for a step-up is the fifth Contract Anniversary after this GMWB is added to the Contract.  Thereafter, a step-up is allowed at any time, but there must always be at least five years between step-ups.  The GWB can never be more than $5 million with a step-up.  A request for step-up is processed and effective on the date received in Good Order.  Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up.  Upon election of a step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value is reduced to zero and the GAWA will be equal to the GAWA percentage multiplied by the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is recalculated, equaling the lesser of:
	●	The GAWA before the payment; Or
	●	The GWB after the payment.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.  Upon your death as the Owner, no death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation.  If the Contract is continued by the spouse, the spouse retains all rights previously held by the Owner.
If the spouse continues the Contract and this endorsement already applies to the Contract, the GMWB will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age on the continuation date and the GAWA will be equal to the GAWA percentage multiplied by the GWB.  Your spouse may elect to step-up on the continuation date.  If the Contract is continued under the Special Spousal Continuation Option (please see “Special Spousal Continuation Option” on page 153 ) , the value applicable upon step-up is the Contract Value, including any adjustments applied on the continuation date.  Any subsequent step-up must follow the step-up restrictions listed above (Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date).  Upon spousal continuation of a Contract without the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up, if the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up is available at the time, the spouse may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 153.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The first date both the GWB and the Contract Value equals zero; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

On the Latest Income Date, the Owner may choose the following income option instead of one of the other income options listed in the Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option and the GAWA will be equal to the GAWA percentage multiplied by the GWB.  The GAWA percentage will not change after election of this option.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”). The following description is supplemented by the examples in Appendix D under section “II.  AutoGuard 5, AutoGuard 6”  that may assist you in understanding how calculations are made in certain circumstances.

This is a Guaranteed Minimum Withdrawal Benefit (GMWB) which permits an Owner to make partial withdrawals prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB) (as defined below), regardless of your Contract Value.  This GMWB is available to add to a Contract on the Contract’s Issue Date or on any Contract Anniversary. This GMWB is not available on a Contract that already has a GMWB (one GMWB only per Contract).    We may further limit the availability of this optional endorsement.  Once selected, the 5% GMWB With Annual Step-Up cannot be canceled.

This GMWB is available to Owners 80 years old and younger on the date on which this endorsement is selected. If the age at election of the Owner (if Joint Owners, the oldest Joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB Charges will be refunded.  We allow ownership changes of a Contract with this GMWB (i) from an Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant, provided these changes are not taxable events under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce. For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change will result in termination of the GMWB. Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.

If you select the 5% GMWB With Annual Step-Up when you purchase your Contract, your Premium payment net of any applicable taxes, plus any Contract Enhancement, will be used as the basis for determining the GWB.    The 5% GMWB With Annual Step-Up may also be selected after the Issue Date (subject to availability) within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order.  If you select the 5% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value.  The GWB can never be more than $5 million (including upon “step-up”), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below).  Upon selection, the GAWA is equal to 5% of the GWB.  The GAWA will generally not be reduced if partial withdrawals taken within any one Contract Year do not exceed 5%.  However, withdrawals are not cumulative.  If you do not take 5% in one Contract Year, you may not take more than 5% the next Contract Year.  If you withdraw more than 5%, the GWB may be reduced by more than the amount of the withdrawal and the GAWA will likely be reduced.  The GAWA can be divided up and taken on a payment schedule that you request.  You can continue to take the GAWA each Contract Year until the GWB has been depleted. If the GWB falls below the GAWA at the time of an Excess Withdrawal (see below) or at the end of a Contract Year, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.

Withdrawal charges, asset allocation fees, Contract Enhancement recapture charges, Excess Interest Adjustments and other charges and adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 5% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent Premium payment is made, we recalculate the GWB and the GAWA.  Each time you make a Premium payment, the GWB is increased by the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement.  Also, the GAWA will increase by either (a) 5% of the sum of i) the subsequent Premium payment less any applicable taxes, plus ii) any Contract Enhancement, or (b) 5% of the increase in the GWB, if the maximum GWB is reached.  We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  See Example 3b in Appendix D under section “II.  AutoGuard 5, AutoGuard 6” to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future.  In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s), likely reducing the GAWA, as well.  Recalculation of the GWB and GAWA may result in reducing or extending the payout period.  Examples 4, 5, and 7 in Appendix D under section “II.  AutoGuard 5, AutoGuard 6” illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than the GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees.  Examples 4, 5, and 7 in Appendix D under section “II.  AutoGuard 5, AutoGuard 6” supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD Notes” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 69, for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA or RMD, as applicable, the GWB is equal to the greater of:

●	the GWB prior to the partial withdrawal less the partial withdrawal; or
●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA at the time of the partial withdrawal, or the RMD, as applicable, the GAWA is unchanged at the time of the withdrawal.  At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA at the time of the partial withdrawal, or the RMD, as applicable, the GWB is equal to the greater of:

●
the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, the GAWA is equal to the lesser of:

●	the GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, or
●	the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	the total amount of the current partial withdrawal, or
●	the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Consistent with the explanation above, withdrawals greater than the GAWA or RMD, as applicable, may have a significantly negative impact on the value of this benefit through prematurely reducing the GWB and GAWA and, therefore, cause the benefit to prematurely terminate (see Example 5 in Appendix D under section “II.  AutoGuard 5, AutoGuard 6”).  For purposes of all of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, asset allocation fees, recapture charges, Excess Interest Adjustments and other charges and adjustments.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, partial 1035 exchanges and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 154.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Step-Up. If no withdrawals have been taken from the Contract following the date this GMWB is issued, on each Contract Quarterly Anniversary, if the Contract Value on that date is greater than the GWB, the GWB will be reset to the Contract Value on the Contract Quarterly Anniversary (a “step-up”).  After the first withdrawal has been taken from the Contract, step-ups will no longer be determined on Contract Quarterly Anniversaries. Instead, step-ups will be determined on each Contract Anniversary.  If the Contract Value is greater than the GWB on the Contract Anniversary, the GWB will be reset to the Contract Value on the Contract Anniversary.  If the first withdrawal from the Contract is taken on a Contract Quarterly Anniversary that is not a Contract Anniversary, there will be no step-up on that Contract Quarterly Anniversary and the next step-up determination will occur on the next Contract Anniversary.  Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary or Contract Quarterly Anniversary.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 days prior to the Contract Anniversary or Contract Quarterly Anniversary.

Spousal Continuation.  If you die before annuitizing a Contract with the 5% GMWB With Annual Step-Up, the Contract's death benefit is still payable when the Contract Value is greater than zero.  Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner.  If the spouse continues the Contract and the 5% GMWB With Annual Step-Up endorsement already applies to the Contract, the 5% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  Step-ups will continue as permitted (as described above), and Contract Anniversaries and Contract Quarterly Anniversaries will continue to be based on the original Contract's Issue Date.  Upon spousal continuation of a Contract without the 5% GMWB With Annual Step-Up, if the 5% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination.  The 5% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge on the date you annuitize or surrender the Contract.  In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 5% GMWB With Annual Step-Up.  The 5% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract) or the death of a joint Owner; on the Latest Income Date; upon the first date both the GWB and Contract Value equal zero; or upon conversion, if available – whichever occurs first.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid automatically to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.    Upon your death as Owner, or the death of a joint Owner, all payments cease.  No other death benefit or Earnings Protection Benefit will be paid.

Annuitization.  If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.  In addition, no adjustments will be made to the GAWA after election of this option, nor will a commuted value be available.  This income option is only available on your Latest Income Date (see “Income Payments (the Income Phase)”) on page 144.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  The purchase of the 5% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors on this and other matters prior to electing the 5% GMWB With Annual Step-Up.

6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”). The following description is supplemented by the examples in Appendix D under section “II.  AutoGuard 5, AutoGuard 6” that may assist you in understanding how calculations are made in certain circumstances.

This is a Guaranteed Minimum Withdrawal Benefit (GMWB) which permits an Owner to make partial withdrawals prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value.  This GMWB is available to add to a Contract on the Contract’s Issue Date or on any Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (one GMWB only per Contract).  We may further limit the availability of this optional endorsement.  Once selected, the 6% GMWB With Annual Step-Up cannot be canceled.

This GMWB is available to Owners 80 years old and younger on the date on which this endorsement is selected.  If the age at election of the Owner (if Joint Owners, the oldest Joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB Charges will be refunded. We allow ownership changes of a Contract with this GMWB (i) from an Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant, provided these changes are not taxable events under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce. For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change will result in termination of the GMWB. Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.

If you select the 6% GMWB With Annual Step-Up when you purchase your Contract, your Premium payment net of any applicable taxes, plus any Contract Enhancement, will be used as the basis for determining the GWB.  The 6% GMWB With Annual Step-Up may also be selected after the Issue Date (subject to availability) within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order.  If you select the 6% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value.  The GWB can never be more than $5 million (including upon “step-up”), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below).  Upon selection, the GAWA is equal to 6% of the GWB.  The GAWA will generally not be reduced if partial withdrawals taken within any one Contract Year do not exceed 6%.  However, withdrawals are not cumulative.  If you do not take 6% in one Contract Year, you may not take more than 6% the next Contract Year.  If you withdraw more than 6%, the GWB may be reduced by more than the amount of the withdrawal and the GAWA will likely be reduced.  The GAWA can be divided up and taken on a payment schedule that you request.  You can continue to take the GAWA each Contract Year until the GWB has been depleted. If the GWB falls below the GAWA at the time of an Excess Withdrawal (see below) or at the end of a Contract Year, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.

Withdrawal charges, asset allocation fees, Contract Enhancement recapture charges, Excess Interest Adjustments and other charges and adjustments, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 6% GMWB With Annual Step-Up, but these charges or adjustments are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent Premium payment is made, we recalculate the GWB and the GAWA.  Each time you make a Premium payment, the GWB is increased by the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement.  Also, the GAWA will increase by either (a) 6% of the  sum of i) the subsequent Premium payment less any applicable taxes, plus ii) any Contract Enhancement, or (b) 6% of the increase in the GWB, if the maximum GWB is reached.  We require prior approval for a subsequent Premium payment, that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments. See Example 3b in Appendix D under section “II.  AutoGuard 5, AutoGuard 6”  to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future.  In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s), likely reducing the GAWA, as well .  Recalculation of the GWB and GAWA may result in reducing or extending the payout period.  Examples 4, 5, and 7 in Appendix D under section “II.  AutoGuard 5, AutoGuard 6” illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than the GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees.  Examples 4, 5, and 7 in Appendix D under section “II.  AutoGuard 5, AutoGuard 6” supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD Notes” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 69, for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA or RMD, as applicable, the GWB is equal to the greater of:

●	the GWB prior to the partial withdrawal less the partial withdrawal; or
●	zero.

If the partial withdrawal plus all partial withdrawals made in the current Contract Year is less than or equal to the greater of the GAWA at the time of the partial withdrawal, or the RMD, as applicable, the GAWA is unchanged at the time of the withdrawal. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA at the time of the withdrawal, or the RMD, as applicable, the GWB is equal to the greater of:

●
the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, the GAWA is equal to the lesser of:

●	the GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, or
●	the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	the total amount of the current partial withdrawal, or
●	the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Consistent with the explanation above, withdrawals greater than the GAWA or RMD, as applicable, may have a significantly negative impact on the value of this benefit through prematurely reducing the GWB and GAWA and, therefore, cause the benefit to prematurely terminate (see Example 5 in Appendix D under section “II.  AutoGuard 5, AutoGuard 6”).  For purposes of all of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges, asset allocation fees, recapture charges, Excess Interest Adjustments and other charges and adjustments.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, partial 1035 exchanges, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 154.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Step-Up. If no withdrawals have been taken from the Contract following the date this GMWB is issued, on each Contract Quarterly Anniversary, if the Contract Value on that date is greater than the GWB, the GWB will be reset to the Contract Value on the Contract Quarterly Anniversary (“step-up”). After the first withdrawal has been taken from the Contract, step-ups will no longer be determined on Contract Quarterly Anniversaries. Instead, step-ups will be determined on each Contract Anniversary.  If the Contract Value is greater than the GWB on the Contract Anniversary, the GWB will be reset to the Contract Value on the Contract Anniversary.  If the first withdrawal from the Contract is taken on a Contract Quarterly Anniversary that is not a Contract Anniversary, there will be no step-up on that Contract Quarterly Anniversary and the next step-up determination will occur on the next Contract Anniversary.  Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary or Contract Quarterly Anniversary.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA, so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary or Contract Quarterly Anniversary following receipt of the request in Good Order within 30 days prior to the Contract Anniversary or Contract Quarterly Anniversary.

Spousal Continuation.  If you die before annuitizing a Contract with the 6% GMWB With Annual Step-Up, the Contract's death benefit is still payable when the Contract Value is greater than zero.  Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner.  If the spouse continues the Contract and the 6% GMWB With Annual Step-Up endorsement already applies to the Contract, the 6% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  Step-ups will continue as permitted (as described above), and Contract Anniversaries and Contract Quarterly Anniversaries will continue to be based on the original Contract's Issue Date.  Upon spousal continuation of a Contract without the 6% GMWB With Annual Step-Up, if the 6% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination.  The 6% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge on the date you annuitize or surrender the Contract.  In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 6% GMWB With Annual Step-Up.  The 6% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract) or the death of a joint Owner; on the Latest Income Date; upon the first date both the GWB and Contract Value equal zero; or upon conversion, if permitted – whichever occurs first.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid automatically to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.    Upon your death as Owner, or the death of a joint Owner, all payments cease.   No other death benefit or Earnings Protection Benefit will be paid.

Annuitization.  If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective. In addition, no adjustments will be made to the GAWA after election of this option, nor will a commuted value be available.  This income option is only available on your Latest Income Date (see “Income Payments (the Income Phase)”) on page 144.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  The purchase of the 6% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors on this and other matters prior to electing the 6% GMWB With Annual Step-Up.

For Life Guaranteed Minimum Withdrawal Benefit With Annual Step-Up and Transfer of Assets (“Jackson Select Protector GMWB”).

This is a Guaranteed Minimum Withdrawal Benefit (GMWB) that guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner (or, in the case of joint Owners, until the death of the first Owner to die) regardless of the performance of the underlying investment options. This benefit may be appropriate for those individuals who are looking for the combination of withdrawal benefit and death benefit available under this GMWB and who are not averse to allowing Jackson to transfer assets between investment options, on a formulaic basis, in order to protect its risk.

The following description of this GMWB is supplemented by the examples in Appendix D under section “III. Jackson Select Protector”, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups and example 12 for transfer of assets.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

●	The Owner's life (the “For Life Guarantee”) if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the first Owner to die with joint Owners.  There are also other GMWB options for joint Owners that are spouses, as described elsewhere in this prospectus.

For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective when this GMWB is added to the Contract.
So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event the Contract Value is reduced to zero.
Or
●
If the For Life Guarantee is not in effect, until the earlier of (1) the death of the Owner (or any joint Owner) or (2) all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals (as explained below).
Because of the For Life Guarantee, your withdrawals could amount to more than the GWB.  But PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 55 to 80 years old (proof of age is required) and may be added to a Contract on the Issue Date or on any Contract Anniversary.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  The Owner may terminate this GMWB on any Contract Anniversary but a request for termination and any election of a new GMWB, as may be made available, must be received in writing in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB may also be terminated by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  This GMWB is also not available on a Contract that has another GMWB (only one GMWB per Contract).  Availability of this GMWB may be subject to further limitation.

We allow ownership changes of a Contract with this GMWB (i) from an Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant, provided these changes are not taxable events under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce. For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change will result in termination of the GMWB. Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.   Please see “ Election ” and “ Withdrawals ” below for more information about the GWB and GAWA.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

On the Contract Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement.
Election After Issue, subject to availability −
The GWB equals the Contract Value.

The endorsement will be effective on the Contract Anniversary following receipt of the request in Good Order.
Requests must be received within the 30 calendar days prior to the Contract Anniversary.

The GAWA is determined based on the Owner's (or oldest joint Owner's) attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The For Life Guarantee becomes effective on the Contract Issue Date, or the effective date of the endorsement.

Under the calculation of the GWB, Contract Enhancements are reflected in the GWB at issue, and as part of Contract Value after issue.  Potential recapture charges are not reflected either at issue or after issue in the GWB calculation.

The GWB can never be more than $5 million (including upon step-up) and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's (or any joint Owner's) death, the For Life Guarantee is void.  However, this GMWB may be continued by a spousal Beneficiary without the For Life Guarantee.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
55 – 74	5%
75 – 84	6%
85+	7%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available), subject to a minimum GAWA percentage of 4% and a maximum GAWA percentage of 8%. We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1)
If you are purchasing a new Contract, when we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 158).

2)
If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.

In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D under section “III. Jackson Select Protector” supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 69, for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable.  The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not effective and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA. You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D under section “III. Jackson Select Protector”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, asset allocation fees, recapture charges and other charges or adjustments.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's standard death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 154.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “III. Jackson Select Protector” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up.  On each Contract Anniversary following the effective date of this GMWB, if the highest quarterly Contract Value is greater than the GWB, the GWB will be automatically re-set to the highest quarterly Contract Value (a “step-up”).  The manner in which the highest quarterly Contract Value is determined is discussed in detail further below.  (See Examples 6 and 7 in Appendix D under section “III. Jackson Select Protector”.)

With a step-up –	The GWB equals the highest quarterly Contract Value (subject to a $5 million maximum).
If the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

In addition to the above-described increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  Whether there will be any such increase in the GAWA percentage will depend on a value called the Benefit Determination Baseline (BDB).

The initial BDB equals (a) the initial Premium, net of any applicable Premium taxes, plus any Contract Enhancement, if this GMWB is elected at Contract issue or (b) the Contract Value on the Contract Anniversary on which the GMWB is effective, if elected after Contract issue (subject to availability).  In the event that the highest quarterly Contract Value is greater than the BDB on a step-up, the BDB is increased to equal that highest quarterly Contract Value.  Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium, net of any applicable Premium taxes, plus any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

Upon step-up, if the highest quarterly Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the attained age of the Owner (or oldest joint Owner).  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the Owner is age 76, a step-up occurs and the highest quarterly Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

If the highest quarterly Contract Value is not greater than the BDB prior to a step-up, the BDB does not change, and the GAWA percentage also remains unchanged regardless of whether an age band has been crossed.

In addition to any increase in the GWB described above, if the highest quarterly Contract Value is greater than the BDB prior to the step-up, then the BDB is set to equal the highest quarterly Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the Owner:

●      If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.

●      The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.

If the GAWA percentage is reset, the GAWA will be set to equal the greater of (a) the new GAWA percentage times the then current GWB (as adjusted by any increase therein that occurs pursuant to the same step-up) or (b) the GAWA as in effect prior to the step-up.

Regardless of when a GMWB is issued, the highest quarterly Contract Value equals the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined.  The quarterly adjusted Contract Value equals the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus any Contract Enhancement, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.  When determining the quarterly adjusted Contract Value on a Contract Anniversary, the quarterly adjusted Contract Value will be determined prior to any automatic transfer, as required under this GMWB's Transfer of Assets provision (see below), occurring on the Contract Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the current	The quarterly adjusted Contract Value is equal to the greater of:
Contract Year, is less than or equal to the greater of the GAWA or RMD, as applicable –	●	The quarterly adjusted Contract Value before the withdrawal less the withdrawal; Or
	●	Zero.

When a withdrawal, plus all prior withdrawals in the current	The quarterly adjusted Contract Value is equal to the greater of:
Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and highest quarterly Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the highest quarterly Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to a maximum charge of 2.34%.  You will be notified of a GMWB Charge increase 45 days prior to the Contract Anniversary and may elect to discontinue the automatic step-ups of the GWB.  Such election must be received in Good Order prior to the Contract Anniversary.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups also means foregoing possible increases in your GWB and/or GAWA; so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the step-up provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order within 30 calendar days prior to the Contract Anniversary.

The GWB can never be more than $5 million with a step-up. However, the BDB is not subject to a $5 million maximum.  Therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum, because automatic step-ups of the BDB would continue to occur if the highest quarterly Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the highest quarterly Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the new GAWA percentage for the Owner’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Select Protector Death Benefit.  Upon the death of the Owner (or death of any joint Owner) while the Contract is still in force, the Contract's death benefit payable is guaranteed not to be less than the Select Protector Death Benefit.  On the effective date of this GMWB endorsement, the Select Protector Death Benefit is equal to the GWB.  With each subsequent Premium received after this endorsement is effective, the Select Protector Death Benefit is recalculated to equal the Select Protector Death Benefit prior to the Premium plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5 million.

Partial withdrawals will affect the Select Protector Death Benefit as follows:

When a withdrawal, plus all prior withdrawals in the current	The Select Protector Death Benefit is equal to the greater of:
Contract Year, is less than or equal to the greater of the GAWA or RMD, as	●	The Select Protector Death Benefit before the withdrawal less the withdrawal; Or
applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the current	The Select Protector Death Benefit is equal to the greater of:
Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The Select Protector Death Benefit prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

The Select Protector Death Benefit is not adjusted upon step-up.  The Select Protector Death Benefit will terminate on the date the Contract Value is zero and no death benefit will be payable, including this Contract's basic death benefit or any optional death benefit (i.e., the Earnings Protection Benefit, the High Quarterly Anniversary Value Death Benefit, etc.).  The Select Protector Death Benefit will also terminate and will not be included in any applicable continuation adjustment (the amount by which the death benefit that would have been payable exceeds the Contract Value) should this GMWB be continued through Spousal Continuation of a Contract.

Transfer of Assets.  This GMWB requires automatic transfers between your elected Investment Divisions/Fixed Account Option and the GMWB Fixed Account in accordance with the non-discretionary formulas defined in the Transfer of Assets Methodology found in Appendix E.  The formulas are generally designed to mitigate the financial risks to which we are subjected by providing this GMWB's guarantees.  By electing this GMWB, you are giving control to us of almost all or a portion of your Contract Value.  By way of the non-discretionary formulas, we determine whether to make a transfer and the amount of any transfer.

Under this automatic transfer provision, we monitor your Contract Value each Contract Monthly Anniversary and, if necessary, systematically transfer amounts between your elected Investment Divisions/1-year Fixed Account Option and the GMWB Fixed Account.  Amounts transferred to the GMWB Fixed Account will be transferred from each Investment Division/1-year Fixed Account Option in proportion to their current value. Please be aware that the 3, 5 and 7-year Fixed Account Options are not available on Contracts that elect this benefit.  Transfers to the GMWB Fixed Account from the 1-year Fixed Account Option are not subject to an Excess Interest Adjustment.

Generally, automatic transfers to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Option will occur when your Contract Value declines due to withdrawals or negative investment returns.  However, there may be an automatic transfer to the GMWB Fixed Account even when you experience positive investment returns if your Contract Value does not sufficiently increase relative to the projected value of the benefits, as reflected in the use of the GAWA and annuity factors in the Liability calculation under the Transfer of Assets Methodology (see Appendix E for the Liability formula, the calculation of which is designed to represent the projected value of this GMWB's benefits).  In other words, any increase in the GAWA (due to, for example, a Premium payment or a step-up) may also cause an automatic transfer to the GMWB Fixed Account from your elected Investment Divisions/Fixed Account Option.

For an example of how this Transfer of Assets provision and the non-discretionary formulas work, let us assume that, on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000 and your Fixed Account Contract Value is $5,000.  Your Liability would then be $91,560, which is your GAWA multiplied by your annuity factor.  Using the Liability amount, a ratio is then calculated that determines whether a transfer is necessary.  Generally, if the ratio is lower than 77%, funds will be transferred from the GMWB Fixed Account.  If the ratio is more than 83%, then funds are transferred to the GMWB Fixed Account.

In this example, the ratio is 91.56%, which is the Liability amount ($91,560) minus any GMWB Fixed Account Contract Value ($0), then divided by the sum of the Separate Account Contract Value ($95,000) and the Fixed Account Contract Value ($5,000).  Since the ratio is more than the 83%, funds are transferred to the GMWB Fixed Account from the Investment Divisions and the Fixed Account.

Regarding the amount to be transferred when the ratio is above 83%, the amount is determined by taking the lesser of (a) the Separate Account Value plus the Fixed Account Contract Value; or (b) the Liability amount minus the GMWB Fixed Account Contract Value, less 80% of the Separate Account Value and the Fixed Account Contract Value, divided by 20% (1-80%).  Applying this calculation to our example, (a) would be $100,000 [$95,000 + $5,000] and (b) would be $57,800 [($91,560 - $0 - 0.80*($95,000 + $5,000)) / (1 - .80)] (so the lesser of the two) and, therefore, the amount transferred to the GMWB Fixed Account is $57,800.

To determine how much of the $57,800 transfer is taken from the Fixed Account and how much from the Investment Divisions, we multiply the transfer amount by the proportion of the Contract Value in each the Fixed Account and the Investment Divisions before the transfer.  That is, of the $100,000 total Contract Value in our example, 5% of it was in the Fixed Account ($5,000 /$100,000) and 95% of it was in the Investment Divisions ($95,000/$100,000); therefore, $2,890 ($57,800 multiplied by 5%) is transferred from the Fixed Account to the GMWB Fixed Account and $54,910 ($57,800 multiplied by 95%) is transferred from the Investment Divisions to the GMWB Fixed Account.  After the transfer in this example, the GMWB Fixed Account Contract Value is $57,800, the Separate Account Contract Value is $40,090 and the Fixed Account Contract Value is $2,110.

If any transfer indicated by the above procedure would result in the GMWB Fixed Account Value exceeding 90% of the Contract Value, then the actual transfer will be such that exactly 90% of the Contract Value is allocated to the GMWB Fixed Account.  Otherwise, the indicated transfer will be the actual transfer.  For more information regarding the example above and to see this Transfer of Assets Provision applied using other assumptions, please see Example 9 in Appendix D under section “III. Jackson Select Protector”.  Please also see the Transfer of Assets Methodology in Appendix E, which contains the non-discretionary formulas.

Converse to the above example, automatic transfers from the GMWB Fixed Account into your elected Investment Divisions/Fixed Account Option will occur when you experience sufficient positive investment returns such that your Contract Value increases sufficiently relative to the Liability amount. Using the formulas in the above example, this would occur when the calculated ratio is less than 77%. For an example using assumptions that result in a ratio less than 77%, please see Example 9b in Appendix D under section “III. Jackson Select Protector”.

By electing this GMWB, it is possible that a significant amount of your Contract Value – possibly 90% of your entire Contract Value – may be transferred to the GMWB Fixed Account.  It is also possible that amounts in the GMWB Fixed Account will never be transferred back to your elected Investment Divisions/Fixed Account Option.  If any of your Contract Value is automatically transferred to and held in the GMWB Fixed Account, less of your Contract Value may be allocated to the Investment Divisions, which will limit your participation in any market gains and limit the potential for any step-ups and increases in your GAWA.  If you are uncomfortable with the possibility of some or almost all of your Contract Value being automatically moved into the GMWB Fixed Account, this particular GMWB may not be appropriate for you.

Amounts transferred from the GMWB Fixed Account will be allocated to the Investment Divisions and Fixed Account Option according to your most recent allocation instructions on file with us.  The automatic transfers under this Transfer of Assets provision will not count against the 15 free transfers in a Contract Year.  No adjustment will be made to the GWB, GAWA, BDB, or Select Protector Death Benefit as a result of these transfers.  You will receive a confirmation statement reflecting the automatic transfer of any Contract Value to and from the GMWB Fixed Account.

Once you purchase your Contract, the non-discretionary formulas are fixed and not subject to change.  However, we reserve the right to change the formulas for Contracts issued in the future.

Guaranteed Minimum Withdrawal Benefit Fixed Account.  A certain percentage of the value in your Contract, as explained above, may be allocated to the GMWB Fixed Account in accordance with non-discretionary formulas.  You may not allocate additional monies to the GMWB Fixed Account.  The Contract Value in the GMWB Fixed Account is credited with a specific interest rate.  The interest rate initially declared for each transfer to the GMWB Fixed Account will remain in effect for a period of not less than one year.  GMWB Fixed Account interest rates for subsequent periods may be higher or lower than the rates previously declared.  The interest rate is credited daily to the Contract Value in the GMWB Fixed Account and the rate may vary by state but will never be less than the Fixed Account minimum interest rate applicable to the Contract, as discussed under “THE FIXED ACCOUNT AND THE GMWB FIXED ACCOUNT” beginning on page 19.  Please contact us at the Annuity Service Center or contact your representative to obtain the currently declared GMWB Fixed Account interest rate for your state.  Our contact information is on the cover page of this prospectus.

Contract charges deducted from the Fixed Account and Investment Divisions are also deducted from the GMWB Fixed Account in accordance with your Contract's provisions.  The deduction of charges may cause an automatic transfer under the Transfer of Assets provision. DCA, DCA+, Earnings Sweep and Automatic Rebalancing are not available to or from the GMWB Fixed Account.  There is no Excess Interest Adjustment on transfers, withdrawals or deductions from the GMWB Fixed Account.  Transfers to and from the GMWB Fixed Account are automatic; you may not choose to transfer amounts to and from the GMWB Fixed Account.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  If you die, all rights under your Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable, including the Select Protector Death Benefit and the Earnings Protection Benefit.

Spousal Continuation.  In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

●
Continue the Contract with this GMWB – so long as the Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	○	Upon the Owner's death, the For Life Guarantee is void.
	○	Only the GWB is payable while there is value to it (until depleted).
	○	The Select Protector Death Benefit is void and will not be included in the continuation adjustment.
	○	Step-ups will continue as permitted; otherwise, the above rules for step-ups apply, except that no new GAWA percentage will be determined as a result of any step-up subsequent to spousal continuation.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
	○	The Liability factors for the transfer of assets formulas (see Appendix E) will continue to be based on the original Owner’s (or oldest joint Owner’s) attained age (as if that person had survived).
	○	If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of death.
○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to the “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

	○	The spousal Beneficiary may terminate the GMWB on any subsequent Contract Anniversary.
●	Continue the Contract without this GMWB (GMWB is terminated). Thereafter, no GMWB charge will be assessed.
	○	The Select Protector Death Benefit will be included in the calculation of the continuation adjustment.
	○	The GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Option based on the current Premium allocation for the Contract.
●
Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – if the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 153.

Termination.  This GMWB terminates subject to a prorated GMWB Charge, when applicable, assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Contract Anniversary following the Company's receipt of the Owner's written request for termination in Good Order if the request is made within 30 calendar days prior to the Contract Anniversary;
●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
●	Conversion of this GMWB (if conversion is permitted);
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

If this GMWB is terminated and the Contract remains in force, the GMWB Fixed Account value will be transferred to the Investment Divisions and Fixed Account Option based on the current Premium allocation for the Contract.

Annuitization.

Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of the joint Owner who dies first).  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net”).

This Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner (or, in the case of joint Owners, until the death of the first Owner to die) regardless of the performance of the underlying investment options, subject to the conditions described below.  This benefit may be appropriate for those individuals who are looking for a number of features, within a GMWB, that may offer a higher level of guarantee and who are seeking greater access to earnings to provide more income when the Contract performs well, without negatively impacting the guarantees.  By allowing the Owner to add earnings to the amount of otherwise permissible withdrawals, referred to below as the Earnings-Sensitive Adjustment, he or she has the potential to take greater withdrawals and to receive the same after-tax withdrawal amount every Contract Year (assuming a 40% tax rate).

The following descriptions of this GMWB's features are supplemented by a basic example below and the examples in Appendix D under section “IV.  LifeGuard Freedom 6 Net” .  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.  Please consult the representative who is helping you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB guarantees withdrawals during the Contract's accumulation phase (i.e., before the Income Date), subject to the following:

●	This guarantee lasts for the duration of the Owner's life (the “For Life Guarantee”) if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the single Owner or the first Owner to die if there are joint Owners.  There are also other GMWB options for joint Owners that are spouses, as described below.

For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2.  If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.
If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero. (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

●
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of death of the Owner (or any joint Owner) or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the Owner's death, a spousal Beneficiary may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the Owner's death may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) or, for certain tax-qualified Contracts, the required minimum distribution (RMD), plus the Earnings-Sensitive Adjustments during a Contract Year, if any.   Please see “ Withdrawals ” below for more information about the GAWA and Earnings-Sensitive Adjustments.   The withdrawals that exceed the limit are referred to as "Excess Withdrawals", as further described below, while those that do not exceed the limit are referred to as “permissible withdrawals” or “permissible amounts.”

This GMWB is available to Owners 35 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or on any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.   We allow ownership changes of a Contract with this GMWB (i) from an individual Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant.  However, we do not allow these Ownership changes if they are a taxable event under the Code.  In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce. For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change will result in termination of the GMWB. Otherwise, ownership changes are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.  (See example 1 in Appendix D under section “IV.  LifeGuard Freedom 6 Net”.)

The GWB can never be more than $5 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.  Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional GAWA% Table for an additional charge (see “For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 50 ).  The Optional GAWA% Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group, depending on whether you elected the Optional GAWA% Table, are as follows:

Ages	Base GAWA% Table	Optional GAWA% Table
35 – 64	[ ]%	[ ]%
65 – 74	[ ]%	[ ]%
75 – 80	[ ]%	[ ]%
81+	[ ]%	[ ]%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available), subject to a minimum GAWA percentage of 2.75% (3% for the Optional GAWA% Table) and a maximum GAWA percentage of 7.75% (8% for the Optional GAWA% Table). We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1)
If you are purchasing a new Contract, when we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 158).

2)
If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.

In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or, for certain tax-qualified Contracts only, the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (Example 12 in Appendix D under section “IV. LifeGuard Freedom 6 Net” demonstrates how withdrawals affect this GMWB's guaranteed values).  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

(RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.  For certain tax-qualified Contracts, this GMWB allows withdrawals greater than the GAWA plus the Earnings-Sensitive Adjustments during that Contract Year, if any, to meet the Contract's RMD (when the RMD is higher than the GAWA) without compromising the endorsement's guarantees. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 69, for more information.)

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the	●	The GWB before the withdrawal less the withdrawal; Or
greater of the GAWA or RMD, plus the Earnings- Sensitive	●	Zero.
Adjustments during that Contract Year, if any –	The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any. The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, if any, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 12c in Appendix D under section “IV. LifeGuard Freedom 6 Net”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, plus the Earnings-Sensitive Adjustments, if any, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any –	●
The GWB prior to the withdrawal, first reduced dollar-for-dollar for any portion of the withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current withdrawal, or

●
The amount by which the cumulative withdrawals for the current Contract Year (including the current withdrawal) exceeds the greater of the GAWA or the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.

How the Earnings-Sensitive Adjustment works:  As previously stated, the Earnings-Sensitive Adjustment is an amount that the Owner may be allowed to withdraw each Contract Year in addition to the GAWA while keeping the guarantees of this GMWB fully effective.  An Earnings-Sensitive Adjustment calculation is done for each withdrawal taken and the amount, if any, depends on the withdrawal amount and the GMWB Earnings at the time of the withdrawal.  A withdrawal under the Contract that includes an Earnings-Sensitive Adjustment will reduce Contract Value and other values in the same manner as any other withdrawal.

When determining the amount of permissible withdrawals, the formula for this GMWB takes into account two additional factors in computing the Earnings-Sensitive Adjustment (the additional permissible amount attributable to earnings) after all the other standard values such as the GAWA and GWB used in all GMWB endorsements are determined.  The Guaranteed Withdrawal Balance Adjustment is also determined in the same manner without any special computational factors.  Thus, this GMWB is similar to all other GMWBs except with regard to calculating the amount of permissible withdrawals.

The first concept used is the Maximum Eligible Withdrawal Amount Remaining (MEWAR), which is the maximum withdrawal amount (before the application of any Earnings-Sensitive Adjustment) that is eligible for the Earnings-Sensitive Adjustment at a given time.  At any time, the MEWAR is the greater of:

1.	Zero; or
2.	The amount equal to:
a.	the amount of previous Earnings-Sensitive Adjustments in the current Contract Year; plus,
b.	the greater of the GAWA or the RMD; less
c.	all withdrawals previously made in the current Contract Year, including Earnings-Sensitive Adjustments.

The second concept relates to determining what the eligible earnings (GMWB Earnings) were. This involves a calculation that provides that at any time, GMWB Earnings are the greater of:

1.	Zero; or
2.	The Contract Value minus the GMWB Earnings Determination Baseline.

The GMWB Earnings Determination Baseline is determined as follows:  If this GMWB is elected on the Contract's Issue Date, the GMWB Earnings Determination Baseline is equal to the Premium, net of any applicable Premium taxes.  If this GMWB is elected on any Contract Anniversary (subject to availability), the GMWB Earnings Determination Baseline is equal to Contract Value less any recapture charge that would be assessed on a full withdrawal.

With each subsequent Premium received after the Contract Issue Date, the GMWB Earnings Determination Baseline is recalculated to equal the GMWB Earnings Determination Baseline prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes.

With each withdrawal, the GMWB Earnings Determination Baseline is recalculated to equal the greater of:

1.	Zero; or
2.	GMWB Earnings Determination Baseline prior to the withdrawal less the greater of:
a. the withdrawal amount less the GMWB Earnings at the time of the withdrawal; or
b. zero.

In determining the GMWB Earnings and the GMWB Earnings Determination Baseline, the formulas utilize the greater of zero, which serves to limit negative earnings results from affecting the calculations.

Withdrawals exceeding the permissible amount do not invalidate the For Life Guarantee if the Contract Value remains greater than zero, but cause the GWB and GAWA to be recalculated.

Earnings-Sensitive Adjustment as applied:

If the For Life Guarantee is in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of the withdrawal; or

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment.

If the For Life Guarantee is not in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of withdrawal;

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment; or

3. The greater of:
a.	zero; or
b.	the GWB less the MEWAR.

Example:  For an example of a contract that makes basic simple assumptions to show how this Earnings-Sensitive Adjustment provision and its various components (i.e., GMWB Earnings, MEWAR, GMWB Earnings Determination Baseline, etc.) work, assume that you request the maximum permissible withdrawal, including an Earnings Sensitive Adjustment, if any.  At the time of your withdrawal request, also assume that:

• You are age 65	• You have a non-qualified Contract (so there is no applicable RMD)
• Your initial Premium payment was $100,000	• You have not made any additional Premium payments or any
• The For Life Guarantee is in effect	withdrawals in the prior Contract Years or the current Contract Year
• Your GWB is $100,000	• Your GAWA percentage is 5%
• Your GAWA is $5,000	• Your Contract Value is $108,000

Your GMWB Earnings Determination Baseline prior to the withdrawal is equal to your initial sole Premium payment of  $100,000.  Since you have not taken other withdrawals and, therefore, there have been no previous Earnings-Sensitive Adjustments during the current Contract Year, the MEWAR is $5,000 (which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year ($0) plus the GAWA ($5,000) less all partial withdrawals thus far in the current Contract year ($0)) ($0 + $5,000 - $0 = $5,000).  As there have been no previous withdrawals taken in the current Contract Year, the MEWAR in this example equals the GAWA.

Your GMWB Earnings in this example are equal to $8,000, which is the greater of: zero, or your Contract Value less your GMWB Earnings Determination Baseline ($108,000 - $100,000 = $8,000).  The Earnings-Sensitive Adjustment is equal to $3,200, which is the lesser of two amounts: $3,200, which is equal to 40% of the GMWB Earnings (0.40 * $8,000 = $3,200); and $3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).  The total withdrawal amount requested in this example, therefore, is $8,200, which is the GAWA plus the Earnings-Sensitive Adjustment ($5,000 + $3,200 = $8,200).

Going forward adjustments are made to your various GMWB values and demonstrated by using the same assumptions as this example. Your Contract Value after the withdrawal is equal to $99,800, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($108,000 - $8,200 = $99,800).  Your GMWB Earnings Determination Baseline after the withdrawal is also equal to $99,800, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the greater of: the withdrawal amount in excess of the GMWB Earnings ($8,200 - $8,000 = $200), or zero.  Your MEWAR after the withdrawal is equal to $0, which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all withdrawals thus far in the current Contract Year ($3,200 + $5,000 - $8,200 = 0).  Your GWB after the withdrawal is equal to $91,800, which is the GWB before the withdrawal less the total withdrawal ($100,000 - $8,200 = $91,800).

Since the total withdrawals for the year do not exceed the GAWA ($5,000) plus the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200), no proportional reduction applies to your GWB for this withdrawal.  In addition, since the total withdrawals for the year do not exceed the GAWA ($5,000) plus the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200), your GAWA is unchanged after the withdrawal.

For more examples showing how the Earnings-Sensitive Adjustment provision works, including an example involving an Excess Withdrawal, please see Example 12 in Appendix D under section “IV.  LifeGuard Freedom 6 Net”.

More on Withdrawals:  Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 19.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 154.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or Excess Withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement -- subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “IV.  LifeGuard Freedom 6 Net”.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement -- subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “IV.  LifeGuard Freedom 6 Net”.)

If no withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment.  No adjustments are made to the Bonus Base, the GMWB Earnings Determination Baseline or the Benefit Determination Baseline (explained below below under “ Step-up ” ).  Once the GWB is re-set, this GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value.  (Please see example 11 in Appendix D under section “IV.  LifeGuard Freedom 6 Net”  for an illustration of this GWB adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “IV.  LifeGuard Freedom 6 Net” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value (a “step-up”). (See Examples 6 and 7 in Appendix D under section “IV.  LifeGuard Freedom 6 Net”.)

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  If this GMWB is elected on the Contract’s Issue Date, the BDB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement.  If this GMWB is elected on any Contract Anniversary (subject to availability), the BDB equals Contract Value.

Upon step-up, if the Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the Owner's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume an Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the Owner is age 76, a step-up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value (subject to a $5 million maximum).

If the Contract Value is greater than the BDB prior to the step-up, then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the Owner.

	●	If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.
	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when continuing withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the applicable maximum annual charge. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The GWB can never be more than $5 million with a step-up. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the Owner’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  The For Life Guarantee will remain in effect if the Contract Value is reduced to zero by adverse investment performance or permissible withdrawals, but will terminate if reduced to zero by an Excess Withdrawal.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  If you die, all rights under your Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation.  In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	○	Upon the Owner's death, the For Life Guarantee is void.
	○	Only the GWB is payable while there is value to it (until depleted).
	○	The GWB adjustment provision is void.
	○	Step-ups will continue as permitted in accordance with the step-up rules above.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
○
If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the original Owner's (or oldest joint Owner's) attained age on the continuation date.  The GAWA percentage will not change on future step-ups, even if the Contract Value exceeds the BDB.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

●	Continue the Contract without this GMWB (GMWB is terminated).
●
Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – if the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 153.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Latest Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of the joint Owner who dies first).  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D under section “IV.  LifeGuard Freedom 6 Net”, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 6% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus any Contract Enhancement.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

●	The GWB is recalculated, increasing by 6% of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the Owner’s (if Joint Owners, the oldest Owner’s) 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2011. At that time, the bonus period is scheduled to expire on December 1, 2021 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2014), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2024. Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2026 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2026, and would be scheduled to expire on December 1, 2036. (Please also see Examples 6 and 7 in Appendix D under section “IV. LifeGuard Freedom 6 Net” for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Annual Step-Up And Earnings-Sensitive Withdrawal Amount (“LifeGuard Freedom 6 Net With Joint Option”).

This Guaranteed Minimum Withdrawal Benefit (GMWB) guarantees the withdrawal of a minimum annual amount for the duration of the life of the Owner and the Owner's spouse regardless of the performance of the underlying investment options, subject to the conditions described below.  This benefit may be appropriate for those individuals who are looking for a number of features, within a GMWB, that may offer a higher level of guarantee and who are seeking greater access to earnings to provide more income when the Contract performs well, without negatively impacting the guarantees.  By allowing the Owner and the Owner's spouse to add earnings to the amount of otherwise permissible withdrawals, referred to below as the Earnings-Sensitive Adjustment, he or she has the potential to take greater withdrawals and to receive the same after-tax withdrawal amount every Contract Year (assuming a 40% tax rate).

The following descriptions of this GMWB's features are supplemented by a basic example below and the examples in Appendix D under section “IV. LifeGuard Freedom 6 Net”.  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.  Please consult the representative who is helping you purchase your Contract to be sure that this GMWB ultimately suits your needs.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a “Covered Life.”

 The Owners cannot be subsequently changed (except in the limited circumstances discussed below), and new Owners cannot be added.  Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries.  The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.  We will allow changes (a) from joint individual ownership of non-qualified Contracts to ownership by the types of legal entities that we permit or (b) changes of ownership from such a legal entity to the Annuitants or to another such legal entity; however, we do not allow these ownership changes if they are a taxable event under the Code, and no changes of Annuitant subsequent to any such change are allowed.  For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not specifically described above as a permitted change, will result in termination of the GMWB.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person.  Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code).  The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

In certain circumstances we may permit the elimination of a joint Owner Covered Life or primary spousal Beneficiary Covered life in the event of divorce.  In such cases, new Covered Lives may not be named.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living.  If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life.  Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

This GMWB is also available on a limited basis under Qualified Custodial Account Contracts, pursuant to which the Annuitant and a Contingent Annuitant named at election of the GMWB must be spouses and will be the Covered Lives.  The only changes in these arrangements that we permit are that (i) the custodial owner may be changed or (ii) the ownership of the Contract may be transferred to the Annuitant if, at the same time as that transfer, the Contingent Annuitant is designated as the primary (spousal) Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees withdrawals during the Contract's accumulation phase (i.e., before the Income Date), subject to the following:

●	This guarantee lasts for the duration of the life of the last surviving Covered Life (the "For Life Guarantee") if the For Life Guarantee is in effect;

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 1/2.  If the youngest Covered Life is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero.  (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

●
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of the death of the last surviving Covered Life or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the last surviving Covered Life's death, a spousal Beneficiary who is not a Covered Life may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the death of the last surviving Covered Life may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) or, for certain tax-qualified Contracts, the required minimum distribution (RMD), plus the Earnings-Sensitive Adjustments during a Contract Year, if any.   Please see “ Withdrawals ” below for more information about the GAWA and Earnings-Sensitive Adjustments.   The withdrawals that exceed the limit are referred to as "Excess Withdrawals", as further described below, while those that do not exceed the limit are referred to as “permissible withdrawals” or “permissible amounts.”

This GMWB is available to Covered Lives 35 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range).  This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation.  Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).

Availability of this GMWB may be subject to further limitation.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary –	The GWB equals Contract Value.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the withdrawal.  See the GAWA percentage table below.

Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.  (See Example 1 in Appendix D under section “IV.  LifeGuard Freedom 6 Net”.)

The GWB can never be more than $5 million (including upon step-up, the application of a GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.  Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.

PLEASE NOTE:  Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life.  However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the withdrawal.  The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal.  (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional GAWA% Table for an additional charge (see “Joint For Life GMWB Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount Charge” beginning on page 51).  The Optional GAWA% Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group, depending on whether you elected the Optional GAWA% Table, are as follows:

Ages	Base GAWA% Table	Optional GAWA% Table
35 – 64	[ ]%	[ ]%
65 – 74	[ ]%	[ ]%
75 – 80	[ ]%	[ ]%
81+	[ ]%	[ ]%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available), subject to a minimum GAWA percentage of 2.75% (3% for the Optional GAWA% Table) and a maximum GAWA percentage of 7.75% (8% for the Optional GAWA% Table). We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1)
If you are purchasing a new Contract, when we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 158).

2)
If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.

In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or, for certain tax-qualified Contracts only, the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (Example 12 in Appendix D under section “IV. LifeGuard Freedom 6 Net” demonstrates how withdrawals affect this GMWB's guaranteed values).  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

(RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.  For certain tax-qualified Contracts, this GMWB allows withdrawals greater than the GAWA plus the Earnings-Sensitive Adjustments during that Contract Year, if any, to meet the Contract's RMD (when the RMD is higher than the GAWA) without compromising the endorsement's guarantees.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 69, for more information.)

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, plus the Earnings-Sensitive	●	Zero.
Adjustments during that Contract Year, if any –	The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.  The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, if any, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 12c in Appendix D under section “IV. LifeGuard Freedom 6 Net”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments, if any in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, plus the Earnings-Sensitive Adjustments during that	●
The GWB prior to the withdrawal, first reduced dollar-for-dollar for any portion of the withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

Contract Year, if any –	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current withdrawal, or

●
The amount by which the cumulative withdrawals for the current Contract Year (including the current withdrawal) exceeds the greater of the GAWA or the RMD, plus the Earnings-Sensitive Adjustments during that Contract Year, if any.

How the Earnings-Sensitive Adjustment works:  As previously stated, the Earnings-Sensitive Adjustment is an amount that the Owner may be allowed to withdraw each Contract Year in addition to the GAWA while keeping the guarantees of this GMWB fully effective.  An Earnings-Sensitive Adjustment calculation is done for each withdrawal taken and the amount, if any, depends on the withdrawal amount and the GMWB Earnings at the time of the withdrawal.  A withdrawal under the Contract that includes an Earnings-Sensitive Adjustment will reduce Contract Value and other values in the same manner as any other withdrawal.

When determining the amount of permissible withdrawals, the formula for this GMWB takes into account two additional factors in computing the Earnings-Sensitive Adjustment (the additional permissible amount attributable to earnings) after all the other standard values such as the GAWA and GWB used in all GMWB endorsements are determined.  The Guaranteed Withdrawal Balance Adjustment is also determined in the same manner without any special computational factors.  Thus, this GMWB is similar to all other GMWBs except with regard to calculating the amount of permissible withdrawals.

The first concept used is the Maximum Eligible Withdrawal Amount Remaining (MEWAR), which is the maximum withdrawal amount (before the application of any Earnings-Sensitive Adjustment) that is eligible for the Earnings-Sensitive Adjustment at a given time.  At any time, the MEWAR is the greater of:

1.	Zero; or
2.	The amount equal to:
a.	the amount of previous Earnings-Sensitive Adjustments in the current Contract Year; plus,
b.	the greater of the GAWA or the RMD; less
c.	all withdrawals previously made in the current Contract Year, including Earnings-Sensitive Adjustments.

The second concept relates to determining what the eligible earnings (GMWB Earnings) were. This involves a calculation that provides that at any time, GMWB Earnings are the greater of:

1.	Zero; or
2.	The Contract Value minus the GMWB Earnings Determination Baseline.

The GMWB Earnings Determination Baseline is determined as follows:  If this GMWB is elected on the Contract's Issue Date, the GMWB Earnings Determination Baseline is equal to the Premium, net of any applicable Premium taxes.  If this GMWB is elected on any Contract Anniversary (subject to availability), the GMWB Earnings Determination Baseline is equal to Contract Value less any recapture charge that would be assessed on a full withdrawal.

With each subsequent Premium received after the Contract Issue Date, the GMWB Earnings Determination Baseline is recalculated to equal the GMWB Earnings Determination Baseline prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes.

With each withdrawal, the GMWB Earnings Determination Baseline is recalculated to equal the greater of:

1.	Zero; or
2.	GMWB Earnings Determination Baseline prior to the withdrawal less the greater of:
a. the withdrawal amount less the GMWB Earnings at the time of the withdrawal; or
b. zero.

In determining the GMWB Earnings and the GMWB Earnings Determination Baseline, the formulas utilize the greater of zero, which serves to limit negative earnings results from affecting the calculations.

Withdrawals exceeding the permissible amount do not invalidate the For Life Guarantee if the Contract Value remains greater than zero, but cause the GWB and GAWA to be recalculated.

Earnings-Sensitive Adjustment as applied:

If the For Life Guarantee is in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of the withdrawal; or

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment.

If the For Life Guarantee is not in effect at the time of the withdrawal, the Earnings-Sensitive Adjustment is equal to the lesser of:

1.	40% of the GMWB Earnings at the time of withdrawal;

2.	2/3 of the lesser of the MEWAR and the withdrawal amount prior to any Earnings-Sensitive Adjustment; or

3. The greater of:
a.	zero; or
b.	the GWB less the MEWAR.

Example:  For an example of a contract that makes basic simple assumptions to show how this Earnings-Sensitive Adjustment provision and its various components (i.e., GMWB Earnings, MEWAR, GMWB Earnings Determination Baseline, etc.) work, assume that you request the maximum permissible withdrawal, including an Earnings Sensitive Adjustment, if any.  At the time of your withdrawal request, also assume that:

• You and your spouse are age 65	• You have a non-qualified Contract (so there is no applicable RMD)
• Your initial Premium payment was $100,000	• You have not made any additional Premium payments or any
• The For Life Guarantee is in effect	withdrawals in the prior Contract Years or the current Contract Year
• Your GWB is $100,000	• Your GAWA percentage is 5%
• Your GAWA is $5,000	• Your Contract Value is $108,000

Your GMWB Earnings Determination Baseline prior to the withdrawal is equal to your initial sole Premium payment of  $100,000.  Since you have not taken other withdrawals and, therefore, there have been no previous Earnings-Sensitive Adjustments during the current Contract Year, the MEWAR is $5,000 (which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year ($0) plus the GAWA ($5,000) less all partial withdrawals thus far in the current Contract year ($0)) ($0 + $5,000 - $0 = $5,000).  As there have been no previous withdrawals taken in the current Contract Year, the MEWAR in this example equals the GAWA.

Your GMWB Earnings in this example are equal to $8,000, which is the greater of: zero, or your Contract Value less your GMWB Earnings Determination Baseline ($108,000 - $100,000 = $8,000).  The Earnings-Sensitive Adjustment is equal to $3,200, which is the lesser of two amounts: $3,200, which is equal to 40% of the GMWB Earnings (0.40 * $8,000 = $3,200); and $3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).  The total withdrawal amount requested in this example, therefore, is $8,200, which is the MEWAR plus the Earnings-Sensitive Adjustment ($5,000 + $3,200 = $8,200).

Going forward adjustments are made to your various GMWB values and demonstrated by using the same assumptions as this example. Your Contract Value after the withdrawal is equal to $99,800, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($108,000 - $8,200 = $99,800).  Your GMWB Earnings Determination Baseline after the withdrawal is also equal to $99,800, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the greater of: the withdrawal amount in excess of the GMWB Earnings ($8,200 - $8,000 = $200), or zero.  Your MEWAR after the withdrawal is equal to $0, which is the greater of: zero, or the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all withdrawals thus far in the current Contract Year ($3,200 + $5,000 - $8,200 = 0).  Your GWB after the withdrawal is equal to $91,800, which is the GWB before the withdrawal less the total withdrawal ($100,000 - $8,200 = $91,800).

Since the total withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200) plus the GAWA ($5,000), no proportional reduction applies to your GWB for this withdrawal.  In addition, since the total withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200) plus the GAWA ($5,000), your GAWA is unchanged after the withdrawal.

For more examples showing how the Earnings-Sensitive Adjustment provision works, including an example involving an Excess Withdrawal, please see Example 12 in Appendix D under section “IV. LifeGuard Freedom 6 Net”.

More on Withdrawals:  Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 19.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 154.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life's 70th birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus 200% of the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement -- subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “IV. LifeGuard Freedom 6 Net”.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement -- subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “IV. LifeGuard Freedom 6 Net”.)

If no withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment.  No adjustments are made to the Bonus Base, the GMWB Earnings Determination Baseline or the Benefit Determination Baseline (explained below under “ Step-up ” ).  Once the GWB is re-set, this GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value.  (Please see example 11 in Appendix D under section “IV. LifeGuard Freedom 6 Net” for an illustration of this GWB adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “IV. LifeGuard Freedom 6 Net” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value (a “step-up”).  (See Examples 6 and 7 in Appendix D under section “IV. LifeGuard Freedom 6 Net”.)

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  If this GMWB is elected on the Contract’s Issue Date, the BDB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement.  If this GMWB is elected on any Contract Anniversary (subject to availability), the BDB equals Contract Value.

Upon step-up, if the Contract Value is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the youngest Covered Life is age 76, a step-up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value (subject to a $5 million maximum).

If the Contract Value is greater than the BDB prior to the step-up, then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the youngest Covered Life.

	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal Continuation is not a Covered Life.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when continuing withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 3.00%.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The GWB can never be more than $5 million with a step-up.  However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the youngest Covered Life’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.  Please see the information beginning on page 103 regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting this Joint For Life GMWB With Bonus, Annual Step-Up and Earnings-Sensitive Withdrawal Amount benefit.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  The For Life Guarantee will remain in effect if the Contract Value is reduced to zero by adverse investment performance or permissible withdrawals, but will terminate if reduced to zero by an Excess Withdrawal.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract	The GWB is recalculated, equaling the greater of:
Value is zero –	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  Upon death of the last surviving Covered Life, all rights under the Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation.  In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

○
If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.
If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

○
For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee.  The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

○
If the surviving spouse is a Covered Life and a GWB adjustment provision is in force on the continuation date then the provision will continue to apply in accordance with the applicable GWB adjustment provision rules above.  The GWB adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

If the surviving spouse is not a Covered Life, any GWB adjustment is null and void.

○
Step-ups will continue as permitted in accordance with the step-up rules above.

New GAWA percentages will continue to be determined in accordance with the step-up rules above if the continuing spouse is a Covered Life.  No such new GAWA percentages will be determined subsequent to continuation by a spouse who is not a Covered Life.

	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
	○	If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.
○
If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the continuation date.  The GAWA percentage will not change on future step-ups.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the additional Income Options available on the Latest Income Date.

	○	A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.

●
Continue the Contract without this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life.  Thereafter, no GMWB charge will be assessed.  If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 153.

Termination. This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Latest Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●
The date of death of the Owner (or either joint Owner), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

●	The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

Joint Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life.  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D under section “IV. LifeGuard Freedom 6 Net”, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 6% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the Earnings-Sensitive Adjustments during that Contract Year plus the greater of the GAWA or the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus any Contract Enhancement.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

	●	The GWB is recalculated, increasing by 6% of the Bonus Base.
	●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

	●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
	●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2011. At that time, the bonus period is scheduled to expire on December 1, 2021 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2014), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2024. Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2026 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2026, and would be scheduled to expire on December 1, 2036. (Please also see Examples 6 and 7 in Appendix D under section “IV. LifeGuard Freedom 6 Net” for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Guaranteed Minimum Withdrawal Benefits for a Single Life or two Covered Lives with Combinations of Optional Bonus Percentage Amounts, Annual or Quarterly Contract Value-Based Step-Ups, and Guaranteed Death Benefit (“LifeGuard Freedom Flex GMWB” and “LifeGuard Freedom Flex with Joint Option GMWB”).

These are Guaranteed Minimum Withdrawal Benefits (GMWBs) that guarantee the withdrawal of minimum annual amounts for the duration of the life of the Owner (or, in the case of joint Owners, until the death of any joint Owner) and, if for two Covered Lives,* until the death of the Owner and the Owner’s spouse.  The amount of withdrawals that you can make will depend on how you combine the many optional features under these GMWBs, but we guarantee the minimum annual withdrawal amount regardless of the performance of the underlying investment options.

* LifeGuard Freedom Flex GMWB with Joint Option provides for coverage for the life of the Owner and Owner’s spouse (“Covered Lives”).  In the case of tax-qualified Contracts owned by a natural person, the Owner and the primary spousal Beneficiary named as of the effective date of this endorsement will each be considered a Covered Life. On non-qualified LifeGuard Freedom Flex GMWB with Joint Option Contracts owned by natural persons, the spousal joint Owners will each be considered a Covered Life.

These GMWBs permit, prior to being added to the Contract, a selection among combinations of the following optional features (Options):

•	a range of bonus percentage amounts,
•	annual or quarterly Contract Value step-ups (quarterly step-ups are applied annually based on the highest quarterly Contract Value), and
•	an optional death benefit.

Following is a summary of the available combinations of Options:

LifeGuard Freedom Flex GMWB -
Available Option Combinations

           Step-Up
Annual or Highest Quarterly                                                                Freedom Flex
Bonus                     Contract Value                                                                Death Benefit (DB)

             5%                   Annual
5%                      Quarterly
6%                      Annual                                                                **Yes
6%                      Quarterly
        7%                      Annual
7%                      Quarterly

LifeGuard Freedom Flex with Joint Option GMWB-
Available Option Combinations

 Step-Up
Annual or Highest Quarterly
Bonus                    Contract Value

             5%                      Annual
5%                      Quarterly
6%                      Annual
6%                      Quarterly
7%                      Annual

**This Guaranteed Death Benefit is only available in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of options within the LifeGuard Freedom Flex GMWB  (the “LifeGuard Freedom Flex GMWB 6% Bonus and Annual Step-Ups”).

These GMWBs may be appropriate for those individuals who are looking for a combination of Options within a GMWB that differs from the combinations of specified similar features offered by Jackson under other GMWBs.  Thus, the LifeGuard Freedom Flex GMWB and LifeGuard Freedom Flex with Joint Option GMWB allow the Owner (or the Owner and the Owner’s spouse), with the assistance of his or her representative, to select an available combination of Options, consistent with a variety of considerations, such as: his or her expectations of market performance; anticipated timing of subsequent Premiums; needs for future guaranteed annual percentage of withdrawals; expectation of need for early or unscheduled withdrawals to fund then current living expenses and obligations; marital and family status; and tax-qualified or non-tax-qualified purpose of the investment.

Differences in the percentage of a Bonus Option or differences in the method of computing Contract Value for purposes of a step-up Option do not otherwise affect the operation of the resulting combination of Options.

References to “this GMWB” apply to each of the GMWBs, LifeGuard Freedom Flex GMWB and LifeGuard Freedom Flex GMWB with Joint Option GMWB, including all of the available combinations of Options that each provides, as discussed below.  In addition, as disclosed in the Fee Table, above, and footnotes below the fees and charges of each GMWB will vary depending on the mix of Options. Upon selection of the Options and a request for one of these GMWBs received in Good Order, the Owner will receive an endorsement to the Contract reflecting the selection of Options.

Each combination of Options, other than the combination that includes the LifeGuard Freedom Flex DB (for information about the LifeGuard Freedom Flex DB, please see “LifeGuard Freedom Flex DB” under “Optional Death Benefits”, beginning on page 151) is offered to Owners between the ages of 35 and 80.  As explained below with regard to both the LifeGuard Freedom Flex GMWB and LifeGuard Freedom Flex with Joint Option GMWB, the timing and amounts of withdrawals have a significant impact on the amount and duration of benefits.  The cumulative costs of these GMWBs also are greater the longer the duration of ownership.  The closer you are to retirement the more reliably you may be able to forecast your needs to make withdrawals prior to the ages where the amounts of certain benefits (such as the For Life Guarantee (59 1/2) and the GWB Adjustment (70)) are locked-in.  Conversely, forecasts at younger ages may prove less reliable.  You should undertake careful consideration and thorough consultation with your representative or retirement planning agent as to the financial resources and age of the Owner/Annuitant and the value to you of the potentially limited downside protection that this GMWB might provide.

These GMWBs may not be terminated by the Owner independently from the Contract to which they are attached.

LifeGuard Freedom Flex GMWB.

The following description of this GMWB is supplemented by the examples in Appendix D under section “V. LifeGuard Freedom Flex”, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups and example 11 for the guaranteed withdrawal balance adjustment.

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) subject to the following:

• The guarantee lasts for the duration of the Owner's life (the “For Life Guarantee”) if the For Life Guarantee is in effect;
The For Life Guarantee is based on the life of the single Owner or the first Owner to die if there are joint Owners.  There are also other GMWB options for joint Owners that are spouses, as described below.

For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2.  If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero.  (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective.  See “Contract Value is Zero” below for more information.

• If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of death of the Owner (or any joint Owner) or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.
In the event of the Owner's death, a spousal Beneficiary may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the Owner's death may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB and the combination of Options you ultimately choose suit your needs and are consistent with your expectations.

This GMWB is available to Owners 35 to 80 years old, or 35 to 70 years old if you select the Option combination that includes the LifeGuard Freedom Flex DB, (proof of age is required).  This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary.  Please note, while this GMWB may be added to a Contract on any Contract Anniversary (subject to availability), the LifeGuard Freedom Flex DB is not available after issue and can only be added on the Issue Date.  Once added this GMWB cannot be cancelled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).  Availability of the GMWB may be subject to further limitation.

We allow ownership changes of a Contract with this GMWB (i) from an individual Owner that is a natural person to a trust, if that individual and the Annuitant are the same person or (ii) when the Owner is a legal entity, to another legal entity or the Annuitant.  However, we do not allow these Ownership changes if they are a taxable event under the Code. In certain circumstances, we may permit the elimination of a joint Owner in the event of divorce. For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change, will result in termination of the GMWB.  Otherwise, changes of Owner are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.   Please see “ Election ” and “ Withdrawals ” below for more information about the GWB and GAWA.

Election. The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB for all combinations of Options.

On the Contract Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancements.

The GAWA is determined based on the Owner's (or oldest joint Owner’s) attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract	The GWB equals Contract Value,
Anniversary, as subject to availability –
The GAWA is determined based on the Owner's (or oldest joint Owner’s) attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The GWB can never be more than $5 million (including upon step-up, the application of a GWB Adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.  Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.

PLEASE NOTE:  Upon the Owner's or any joint Owner’s death, the For Life Guarantee is void.  However, this GMWB might be continued by a spousal Beneficiary without the For Life Guarantee.  Please see the “Spousal Continuation” subsection below for more information. If the For Life Guarantee is not in effect, upon the death of the Owner or the death of any joint Owner or the depletion of the GWB, all payments will cease and Spousal Continuation is not available.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional GAWA% Table for an additional charge (see “For Life GMWB With Bonus and Step-Up Charge” beginning on page 52).  The Optional GAWA% Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group, depending on whether you elected the Optional GAWA% Table, are as follows:

Ages	Base GAWA% Table	Optional GAWA% Table
35 – 64	[ ]%	[ ]%
65 – 74	[ ]%	[ ]%
75 – 80	[ ]%	[ ]%
81+	[ ]%	[ ]%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available), subject to a minimum GAWA percentage of 2.75% (3% for the Optional GAWA% Table) and a maximum GAWA percentage of 7.75% (8% for the Optional GAWA% Table). We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1)
If you are purchasing a new Contract, when we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 158).

2)
If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.

In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract

Value to reduce to zero void the For Life Guarantee and it will never become effective.  See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D under section “V. LifeGuard Freedom Flex” supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 69, for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable.  The GAWA will be reduced at the end of a Contract Year to equal the GWB if the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D under section “V. LifeGuard Freedom Flex”). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, or

●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, asset allocation fees, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 19.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 154.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB Adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB Adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB Adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus 200% of the sum of i) the Premium payment, net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “V. LifeGuard Freedom Flex”.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancements, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “V. LifeGuard Freedom Flex”.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB Adjustment.  No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below under “ Step-up ” ).  Once the GWB is re-set, this GWB Adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB Adjustment provision terminates without value.  (Please see example 11 in Appendix D under section “V. LifeGuard Freedom Flex” for an illustration of this GWB Adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancements.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “V. LifeGuard Freedom Flex” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value by one of two calculation methods, which must be selected by you at issue and once selected can not be changed.  Under one method the GWB will be reset to the Contract Value on that Contract Anniversary  (the “Contract Anniversary Value”) for the applicable 5, 6, and 7% Bonus Options. Under the other method the GWB will be reset annually on each Contract Anniversary to the highest quarterly Contract Value, as described immediately below for the applicable 5, 6, and 7% Bonus Options  (“Highest Quarterly Contract Value “).

The Contract Anniversary Value method, as opposed  to the Highest Quarterly Contract Value method, is determined solely by reference to and use of the Contract Value on that Contract Anniversary.

The Highest Quarterly Contract Value is determined by reference to and use of the Contract Values on the highest of the four prior quarterly Contract Values as follows:

The Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus any Contract Enhancements, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, is less than or equal to the greater of the GAWA or	●	The quarterly adjusted Contract Value before the withdrawal less the withdrawal; Or
RMD, as applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The initial BDB equals (a) the initial Premium net of any applicable Premium taxes, plus any Contract Enhancements if this GMWB is elected at issue or (b) the Contract Value on the Contract Anniversary on which the endorsement is effective, if elected after issue, as subject to availability.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the Owner's (or the oldest joint Owner’s) attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume an Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the Owner is age 76, a step-up occurs and the applicable Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is not greater than the BDB prior to step-up, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB, the BDB is set equal to that greater Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancements.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value, as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value. (subject to a $5 million maximum).

If the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB is prior to the step-up, then the BDB is set to equal that greater Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the Owner.

	●	If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.
	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage (as adjusted by any increase that occurs pursuant to the same step-up) multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge for each available combination of Options.

You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in the charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order, and any reinstatement of the GWB bonus provision will not reinstate any bonus that would have been credited during the period when the GWB bonus provision was discontinued.

The GWB can never be more than $5 million with a step-up. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the Owner’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you, which Contract Value is used to calculate the step-up, and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or any Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.

Also see the “LifeGuard Freedom Flex DB” under “Optional Death Benefits”, beginning on page 151, for the death benefit that differs from the Contract’s death benefit and is available only at issue and in combination with the selection of the 6% Bonus, and the Annual Anniversary Contract Value Step-up.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  If you die when your Contract Value is zero, all rights under your Contract cease, no subsequent Premium payments will be accepted, all optional endorsements terminate without value and no death benefit is payable, including the Earnings Protection Benefit and the LifeGuard Freedom Flex DB.

Spousal Continuation.  In the event of the Owner's death (or any Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	○	Upon the Owner's death, the For Life Guarantee is void.
	○	Only the GWB is payable while there is value to it (until depleted).
	○	The GWB Adjustment provision is void.
	○	Step-ups will continue as permitted in accordance with the step-up rules above.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
○
If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the original Owner's (or oldest joint Owner's) attained age on the continuation date (as if that person survived to that date).  The GAWA percentage will not change on future step-ups, even if the Contract Value,  as determined based on (as applicable) either the Contract Anniversary Value or the Highest Quarterly Contract Value, exceeds the BDB.

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

●	Continue the Contract without this GMWB (GMWB is terminated).
●
Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – if the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 153.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●	The date of the Owner's death (or any Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations for payment under this GMWB are satisfied after the Contract has terminated pursuant to the termination provisions of the Contract.

This GMWB may not otherwise be terminated independently from termination of the Contract.

Annuitization.

Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of the joint Owner who dies first).  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the Owner (or any Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 65 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 5, 6, or 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The percentage that actually applies under your GMWB is the one that is included as the bonus rate in the combination of Options that you elect. The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D under section “V. LifeGuard Freedom Flex”, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 5, 6, or 7% of the Bonus Base. The Bonus Base may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus any Contract Enhancements.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

●	The GWB is recalculated, increasing by 5, 6, or 7% (as applicable) of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB Adjustment or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the Owner’s (if joint Owners, the oldest Owner’s) 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up Such a restart, however, will not reinstate any bonus that would have been credited on a prior date that was not within a Bonus Period.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB is added to a Contract on December 1, 2011. At that time, the bonus period is scheduled to expire on December 1, 2021 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2014), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2024. Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2026 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2026, and would be scheduled to expire on December 1, 2036. (Please also see Examples 6 and 7 in Appendix D under section “V. LifeGuard Freedom Flex” for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

LifeGuard Freedom Flex with Joint Option GMWB.

The description of this GMWB is supplemented by the examples in Appendix D under section “V. LifeGuard Freedom Flex”, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the step-ups, example 10 for the For Life guarantees and example 11 for the guaranteed withdrawal balance adjustment.

Except as otherwise discussed below, the election of this GMWB under a non-tax-qualified contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a “Covered Life.”   In such cases, the Owners cannot be subsequently changed (except in the limited circumstances discussed below), and new Owners cannot be added.  Upon the death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries.  The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners and joint Annuitants.  In these cases, the spouses are the Covered Lives, and the For Life Guarantee is based on the Annuitant's life who dies last.  We will allow changes (a) from joint individual ownership of non-qualified Contracts to ownership by the types of legal entities that we permit or (b) changes of ownership from such a legal entity to the Annuitants or to another such legal entity; however, we do not allow these ownership changes if they are a taxable event under the Code, and no changes of Annuitant subsequent to any such change are allowed.  For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not specifically described above as a permitted change, will result in termination of the GMWB.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person.  Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code).  The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

In certain circumstances we may permit the elimination of a joint Owner Covered Life or primary spousal Beneficiary Covered life in the event of divorce.  In such cases, new Covered Lives may not be named.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living.  If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life.  Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

This GMWB is also available on a limited basis under Qualified Custodial Account Contracts, pursuant to which the Annuitant and a Contingent Annuitant named at election of the GMWB must be spouses and will be the Covered Lives.  The only changes in these arrangements that we permit are that (i) the custodial owner may be changed or (ii) the ownership of the Contract may be transferred to the Annuitant if, at the same time as that transfer, the Contingent Annuitant is designated as the primary (spousal) Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date), subject to the following:

●	This guarantee lasts for the duration of the life of the last surviving Covered Life (the "For Life Guarantee") if the For Life Guarantee is in effect;

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 1/2.  If the youngest Covered Life is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.

If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero.  (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.)  Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation.  Please see the “Termination” subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective.  See “Contract Value is Zero” below for more information.

●
If the For Life Guarantee is not in effect, the guarantee lasts until the earlier of (1) the date of the death of the last surviving Covered Life or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

In the event of the last surviving Covered Life's death, a spousal Beneficiary who is not a Covered Life may continue this GMWB endorsement under spousal continuation.  In that event, the GWB is payable until depleted.  (Please see the “Spousal Continuation” subsection below for more information.)  If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this endorsement is terminated; therefore, the death of the last surviving Covered Life may have a significant negative impact on the value of this GMWB endorsement and cause the endorsement to prematurely terminate.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB.  But PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB  and the combination of Options you ultimately choose suit your needs and are consistent with your expectations.

This GMWB is available to Covered Lives 35 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range). This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary. This GMWB cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  To continue Joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation.  Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).   Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.   Please see “ Election ” and “ Withdrawals ” below for more information about the GWB and GAWA.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB for all combinations of Options.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes, plus any Contract Enhancement.

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract	The GWB equals Contract Value
Anniversary –
The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

The GWB can never be more than $5 million (including upon step-up, the application of a GWB Adjustment or the application of any Bonus), and the GWB is reduced by each withdrawal.  Please note that while Contract Enhancements are effectively included in the GWB calculations at and after issue, potential recapture charges are not included at either time.

PLEASE NOTE:  Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life.  However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal.  (Elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)

You may elect an Optional GAWA% Table for an additional charge (see “Joint For Life GMWB With Bonus and Step-Up Charge” beginning on page 53).  The Optional GAWA% Table provides higher GAWA percentages for each age group as reflected in the tables below.

The GAWA percentages for each age group, depending on whether you elected the Optional GAWA% Table, are as follows:

Ages	Base GAWA% Table	Optional GAWA% Table
35 – 64	[ ]%	[ ]%
65 – 74	[ ]%	[ ]%
75 – 80	[ ]%	[ ]%
81+	[ ]%	[ ]%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available), subject to a minimum GAWA percentage of 2.75% (3% for the Optional GAWA% Table) and a maximum GAWA percentage of 7.75% (8% for the Optional GAWA% Table). We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1)
If you are purchasing a new Contract, when we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 158).

2)
If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.

In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals will also cause the GAWA to be recalculated if the withdrawal, plus all prior withdrawals in the current Contract Year, exceeds the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  In such case, the recalculation of the GAWA will occur whether or not the For Life Guarantee is in effect.  If the GWB is less than the GAWA at the end of any Contract Year and the For Life Guarantee is not in effect, the GAWA will be set equal to the GWB.  This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. The tables below clarify what happens in each instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective.  See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D under section “V. LifeGuard Freedom Flex” supplement this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “RMD NOTES” under Guaranteed Minimum Withdrawal Benefit Important Special Considerations” on page 69, for more information.
When a withdrawal, plus all prior withdrawals in the current	The GWB is recalculated, equaling the greater of:
Contract Year, is less than or equal to the greater of	●	The GWB before the withdrawal less the withdrawal; Or
the GAWA or RMD, as applicable –	●	Zero.
The GAWA is unchanged.

The GAWA is not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable.  The GAWA will be reduced at the end of a Contract Year to equal the GWB if  the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D under section “V. LifeGuard Freedom Flex”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all prior withdrawals in the current	The GWB is recalculated, equaling the greater of:
Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	The GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, or

●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, asset allocation fees, recapture charges and other charges or adjustments.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 19.  Withdrawals may be subject to a recapture charge on any Contract Enhancements.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 154.

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB Adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life's 70th birthday, Or

●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB Adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB Adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.

●
With each subsequent Premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus 200% of the sum of i)  the Premium payment, net of any applicable Premium taxes, and ii) any Contract Enhancement, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “V. LifeGuard Freedom Flex”.)

●
With each subsequent Premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB Adjustment is recalculated to equal the GWB Adjustment prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancements, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D under section “V. LifeGuard Freedom Flex”.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB Adjustment.  No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below under “ Step-up ” ).  Once the GWB is re-set, this GWB Adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB Adjustment provision terminates without value.  (Please see example 11 in Appendix D under section “V. LifeGuard Freedom Flex” for an illustration of this GWB Adjustment provision.)

Premiums.

With each subsequent Premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancements.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the sum of i) the subsequent Premium payment net of any applicable Premium taxes, and ii) any Contract Enhancement; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “V. LifeGuard Freedom Flex” to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value by one of two calculation methods, which must be selected by you at issue and once selected can not be changed .  Under one method the GWB will be reset to the Contract Value on that Contract Anniversary  (the “Contract Anniversary Value”) for the applicable 5, 6, and 7% Bonus Options. (a “step-up”). Under the other method the GWB will be reset annually on each Contract Anniversary to the highest quarterly Contract Value, as described immediately below, for the applicable 5 and 6% Bonus Options  (“Highest Quarterly Contract Value “).  The step-up for the 7% Bonus Option is only available with the Contract Anniversary Value Step-Up Option.  (See Examples 6 and 7 in Appendix D under section “V. LifeGuard Freedom Flex”.)

The Contract Anniversary Value method, as opposed to the Highest Quarterly Contract Value method, is determined solely by reference to and use of the Contract Value on that Contract Anniversary.

The Highest Quarterly Contract Value is determined by reference to and use of the Contract Values on the highest of the four prior quarterly Contract Values as follows:

The Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined.  The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly  Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary, net of any applicable Premium taxes, plus any Contract Enhancements, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Partial withdrawals will affect the quarterly adjusted Contract Value as follows:

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, is less than or equal to the greater of the GAWA or RMD, as	●	The quarterly adjusted Contract Value before the withdrawal less the withdrawal; Or
applicable –	●	Zero.

When a withdrawal, plus all prior withdrawals in the	The quarterly adjusted Contract Value is equal to the greater of:
current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●
The quarterly adjusted Contract Value prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see above), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.

In addition to an increase in the GWB, a step-up allows for a potential increase in the GAWA percentage in the event that the step-up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon step-up is called the Benefit Determination Baseline (BDB).  The initial BDB equals (a) the initial Premium net of any applicable Premium taxes, plus any Contract Enhancement, if this GMWB is elected at issue, or (b) the Contract Value on the Contract Anniversary on which the endorsement is effective, if elected after issue, as subject to availability.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB and the step-up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the youngest Covered Life is age 76, a step-up occurs and the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon step-up, if the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is not greater than the BDB prior to step-up, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value, is greater than the BDB, the BDB is set equal to that greater Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future step-up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent Premium payments increase the BDB by the amount of the Premium net of any applicable Premium taxes, plus any Contract Enhancement.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a step-up –	The GWB equals the Contract Value, as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, subject to a $5 million maximum.

If the Contract Value, as determined based on (as applicable) the Contract Anniversary Value or the Highest Quarterly Contract Value is greater than the BDB is prior to the step-up, then the BDB is set to equal that greater Contract Value (not subject to any maximum amount); and, if the step-up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the youngest Covered Life.

	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal Continuation is not a Covered Life.
For all Contracts to which this GMWB is added, if the step-up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage (as adjusted by any increase that occurs pursuant to the same step-up) multiplied by the new GWB, Or
	●	The GAWA prior to step-up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to step-up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when withdrawals are made from the Contract.

Upon step-up on or after the 2nd Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge for each available combination of Options. You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the step-up provision together with the GWB bonus provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary following receipt of the request in Good Order, and any reinstatement of the GWB bonus provision will not reinstate any bonuses that would have been credited during the period when the GWB bonus provision was discontinued.

The GWB can never be more than $5 million with a step-up.  However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic step-ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a step-up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of step-up, the Contract Value is $6 million, a step-up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the youngest Covered Life’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a step-up is right for you and about any increase in charges upon a step-up. Upon step-up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse.  Please see the information beginning on page 128 regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting this GMWB.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the Contract Value is zero	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB.

Payments are made on the periodic basis you elect, but no less frequently than annually.  Upon death of the last surviving Covered Life, all rights under the Contract cease.  No subsequent Premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable, including the Earnings Protection Benefit.

Spousal Continuation.  In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

●
Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

○
If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.

If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

○
For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee.  The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

○
If the surviving spouse is a Covered Life and a GWB Adjustment provision is in force on the Continuation Date then the provision will continue to apply in accordance with the applicable GWB Adjustment provision rules above.  The GWB Adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.

If the surviving spouse is not a Covered Life, any GWB Adjustment is null and void.

○
Step-ups will continue as permitted in accordance with the step-up rules above.

New GAWA percentages will continue to be determined in accordance with the step-up rules above if the continuing spouse is a Covered Life.  No such new GAWA percentages will be determined subsequent to continuation by a spouse who is not a Covered Life.

	○	Contract Anniversaries will continue to be based on the original Contract's Issue Date.
	○	If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.
○
If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the Continuation Date (as if that person survived to that date).

○
The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the additional Income Options available on the Latest Income Date.

	○	A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.
●
Continue the Contract without this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life.  Thereafter, no GMWB charge will be assessed.  If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 153.

Termination.  This GMWB terminates, subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge, and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	Conversion of this GMWB (if conversion is permitted);
●
The date of death of the Owner (or any joint Owner), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

●	The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or
●	The date all obligations for payment under this GMWB are satisfied after the Contract has terminated pursuant to the termination provisions of the Contract.

This GMWB may not otherwise be terminated independently from termination of the Contract.

Annuitization.

Joint Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life.  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax-qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 69 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 5, 6, or 7% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The percentage that actually applies under your GMWB is the one that is included as the bonus rate in the combination of Options that you elect.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D under section “V. LifeGuard Freedom Flex”, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, Premium payment, and any step-up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 5, 6 or 7% of the Bonus Base. The Bonus Base may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●
With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal. Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a Premium payment, the Bonus Base increases by the amount of the Premium payment net of any applicable Premium taxes, plus any Contract Enhancements.
●	With any step-up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the step-up.
The Bonus Base can never be more than $5 million.
The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year. Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.

When the bonus is applied:

	●	The GWB is recalculated, increasing by 5, 6 or 7% (as applicable) of the Bonus Base.
	●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB Adjustment or BDB.
The Bonus is only available during the Bonus Period. The Bonus Period begins on the effective date of this GMWB endorsement. In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a step-up so long as the step-up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday. (See example below.)

The Bonus Period ends on the earlier of:

	●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a step-up, if later; or
	●	The date the Contract Value is zero.
The Bonus Base will continue to be calculated even after the Bonus Period expires. Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a step-up. Such a restart, however, will not reinstate any bonus that would have been credited on a prior date that was not within a Bonus Period.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus. For example, assume this GMWB was added to a Contract on December 1, 2011. At that time, the bonus period is scheduled to expire on December 1, 2021 (which is the tenth Contract Anniversary following the effective date of the endorsement). If a step-up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2014), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2024. Further, assuming that the next Bonus Base increase due to a step-up does not occur until December 1, 2026 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2026, and would be scheduled to expire on December 1, 2036. (Please also see Examples 6 and 7 in Appendix D under section “V. LifeGuard Freedom Flex” for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Guaranteed Minimum Withdrawal Benefit For Stretch RMDs (“MarketGuard Stretch GMWB”). The following description of this GMWB is supplemented by the examples in Appendix D under section “VI.  MarketGuard Stretch”, particularly example 2 for the varying benefit.

This GMWB is available only under Contracts which are purchased by the Owner with proceeds that are payable to the Owner as beneficiary of tax qualified or non-qualified death benefits as a result of the death of an owner of a qualified plan, or the death of an owner of a tax-qualified or non-qualified annuity contract. The proceeds must be subject to the minimum distribution requirements of the Internal Revenue Code (the “Code”) applicable to beneficiaries.  The distributions that will be made under this GMWB are commonly referred to as “stretch” distributions since they allow beneficiaries to receive payments over a period of time not exceeding their life expectancies.

Availability of this GMWB is subject to the following additional requirements:

•
This GMWB is not available if the Owner has already commenced receiving the required minimum distributions prior to the issue date of this GMWB (or was required to commence distributions and failed to do so).

•
This GMWB is not available if a trust was the designated beneficiary of the death benefit proceeds and as a result the Owner must apply the life expectancy payout method using an age different from his or her own.

•
The Owner must meet the applicable minimum distribution requirements by electing the life expectancy payout method as defined under the Code applicable to beneficiaries.  This GMWB is not available if the Owner uses other payout methods, including payout methods available only for surviving spouses under special Code rules.

•
The Owner must commence the minimum distributions not later than 1 year after the Owner’s death (for non-qualified Contracts) or not later than the end of the calendar year following the calendar year in which the Owner died (for tax-qualified Contracts).

This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) until the earliest of:

•	The Owner’s death;

•
Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value ( The GWB is the guaranteed amount available for future periodic withdrawals); or

•	The end of the GMWB Maturity Year (please see the “GMWB Maturity Year” section on page 142).

PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract and your tax advisor to be sure that this GMWB ultimately suits your needs.

This GMWB is available to individual Owners up to 80 years old on the latest required date of the first minimum distribution under the Internal Revenue Code applicable to the Contract (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled.   If you want to elect this GMWB after the Contract Issue Date on a Contract Anniversary (subject to availability), we must receive a request in Good Order within 30 calendar days prior to the Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).

This GMWB is available to natural Owners on qualified and non-qualified Contracts. It is also available to non-natural Owners on qualified Contracts. Joint annuitants are not permitted if there is a non-natural Owner.

We allow ownership changes of a Contract with this GMWB only when the Owner is a trust and the ownership change is to the Annuitant.  For Contracts purchased in the state of Oregon, other ownership changes may be permitted, however any ownership change not described above as a permitted change will result in termination of the GMWB. Otherwise, ownership changes are not allowed.  Changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and the required minimum distribution under the Contract (Stretch RMD). Please see “ Election ” and “ Withdrawals ” below for more information about the GAWA.   For purposes of this GMWB, the Stretch RMD is the amount defined by the Internal Revenue Code as the minimum distribution requirement under the life expectancy payout method applicable to the Contract which is attributable to the proceeds from the death of an owner of a qualified plan, or the death of an owner of a tax-qualified or non-qualified annuity contract. Withdrawals exceeding the above limit cause the GWB and GAWA to be recalculated.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to the Contract on the Issue Date –	The GWB equals initial Premium net of any applicable Premium taxes.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract Anniversary–	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why Premium (net of any applicable Premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you instead add this GMWB to your Contract post issue on a Contract Anniversary (subject to availability), the GWB is calculated based on Contract Value, which includes any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix D under section “VI.  MarketGuard Stretch”.)  The GWB can never be more than $5 million, and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, this GMWB may be continued by a Beneficiary.  Please see the “Continuation By Beneficiary” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  For a qualified Contract with a non-natural Owner, the age of the Annuitant is used to determine the GAWA percentage.  The GAWA percentage for each age group is:

Ages	GAWA Percentage
0 – 54	4.5%
55 – 59	5.0%
60+	5.5%

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new Contracts, or elections after issue (if available), subject to a minimum GAWA percentage of 3.5% and a maximum GAWA percentage of 6.5%. We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1)
If you are purchasing a new Contract, when we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 158).

2)
If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.

In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

Withdrawals cause the GWB to be recalculated.  Withdrawals may also cause the GAWA  to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or  the Stretch RMD (if greater than the GAWA).  If the GWB falls below the GAWA at the end of a Contract Year, the GAWA will be reset to equal the GWB.  This may occur, when over time, payment of guaranteed withdrawals is nearly complete and the GWB has been depleted.  The tables below clarify what happens in each instance.

This GMWB allows withdrawals greater than the GAWA to meet the Contract's Stretch RMD without compromising the endorsement's guarantees.  Examples 4 and 5 in Appendix D under section “VI.  MarketGuard Stretch” supplement this description.  Because the intervals for the GAWA and Stretch RMDs are different, namely Contract Years versus calendar years, and because Stretch RMDs are subject to other conditions and limitations,  please see “Stretch RMD NOTES” below for more information.

When a withdrawal, plus all prior withdrawals in the	The GWB is recalculated, equaling the greater of:
current Contract Year, is less	●	The GWB before the withdrawal less the withdrawal; Or
than or equal to the greater of the GAWA or Stretch RMD, as	●	Zero.
applicable –	The GAWA and the GMWB Charge Base are unchanged. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

You may withdraw the greater of the GAWA or Stretch RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or Stretch RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or Stretch RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or Stretch RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D under section “VI.  MarketGuard Stretch”).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or Stretch RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

When a withdrawal, plus all prior withdrawals in	The GWB is recalculated, equaling the greater of:
the current Contract Year, exceeds the greater of the GAWA or Stretch RMD, as applicable	●
The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated, equaling:
	●	The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, Or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the Stretch RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Stretch RMD withdrawals in excess of the free withdrawal amount are not subject to a withdrawal charge.  Any withdrawals from Contract Value allocated to a Fixed Account Option may be subject to an Excess Interest Adjustment.  For more information, please see “THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT” beginning on page 19  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, Stretch RMDs, withdrawals of asset allocation and advisory fees, partial transfers and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 154.

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

STRETCH RMD NOTES:  Notice of a Stretch RMD is required at the time of your withdrawal request, and there is an administrative form for such notice.  The administrative form allows for one time or systematic withdrawals.  We may require you to set up a systematic withdrawal program to meet the Stretch RMDs. Eligible withdrawals that are specified as Stretch RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of Stretch RMDs for multiple contracts from a single contract.  You, as Owner, are responsible for complying with the Internal Revenue Code's Stretch RMD requirements.  If your requested Stretch RMD exceeds our calculation of the Stretch RMD for your contract, your request will not be eligible for the waiver of any applicable charges (i.e. withdrawal charges and recapture charges) and we will impose those charges, which will be reflected in the confirmation of the transaction.  For information regarding the Stretch RMD calculation for your Contract, please contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

Under the Internal Revenue Code, Stretch RMDs are calculated and taken on a calendar year basis.  But with this GMWB, the GAWA is based on Contract Years.  Because the intervals for the GAWA and Stretch RMDs are different, the endorsement's guarantees may be more susceptible to being compromised.  With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceeds the greatest of the Stretch RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above.  (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the Stretch RMD and the GAWA.)  Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described.  The GAWA for the 2012 Contract Year (ending June 30) is $10.  The Stretch RMDs for calendar years 2011 and 2012 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2011 and $8 in each of the two halves of calendar year 2012, then at the time the withdrawal in the first half of calendar year 2012 is taken, the Owner will have withdrawn $15.  Because the sum of the Owner's withdrawals for the 2012 Contract Year is less than the higher Stretch RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

Examples that are relevant or specific to tax-qualified Contracts, illustrating this GMWB, in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix D under section “VI. MarketGuard Stretch”, particularly examples 4 and 5.  Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your Stretch RMD.

Premiums.

Subsequent Premium payments are only permitted on tax-qualified Contracts and must be a transfer from a qualified plan. Subsequent Premium payments must be received within 180 days of the Issue Date.

With each subsequent Premium payment on the Contract -	The GWB is recalculated, increasing by the amount of the Premium net of any applicable Premium taxes.
If the Premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent Premium payment net of any applicable Premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent Premium payment that would result in your Contract having $1 million of Premiums in the aggregate.  We also reserve the right to refuse subsequent Premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D under section “VI.  MarketGuard Stretch” to see how the GWB is recalculated when the $5 million maximum is hit.

GMWB Maturity Year. At the end of the GMWB Maturity Year, an amount equal to the excess of the GWB over Contract Value will be paid to the Owner. If the GWB is less than the Contract Value, no payment will be made.  In either case, the GWB will be set to zero and the GMWB will terminate. The GMWB Maturity Year is determined from the chart below based on the Owner’s attained age on the latest required date for the first Stretch RMD. When determining the GMWB Maturity Year, the endorsement effective date is considered the beginning of the first Contract Year.

Age	GMWB Maturity Year	Age	GMWB Maturity Year	Age	GMWB Maturity Year
0	82	27	56	54	30
1	81	28	55	55	29
2	80	29	54	56	28
3	79	30	53	57	27
4	78	31	52	58	26
5	77	32	51	59	26
6	76	33	50	60	25
7	75	34	49	61	24
8	74	35	48	62	23
9	73	36	47	63	22
10	72	37	46	64	21
11	71	38	45	65	20
12	70	39	44	66	20
13	69	40	43	67	19
14	68	41	42	68	18
15	67	42	41	69	17
16	66	43	40	70	16
17	65	44	39	71	16
18	64	45	38	72	15
19	63	46	37	73	14
20	62	47	36	74	14
21	62	48	35	75	13
22	61	49	35	76	12
23	60	50	34	77	12
24	59	51	33	78	11
25	58	52	32	79	10
26	57	53	31	80	10

See Example 6 in Appendix D under section “VI.  MarketGuard Stretch” to see how the GMWB Maturity Year affects your GMWB.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death while the Contract is still in force, this GMWB terminates without value unless continued by the Beneficiary.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor Fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's attained age at the time the Contract Value is reduced to zero and the GAWA will be equal to the GAWA percentage multiplied by the GWB. At the end of the GMWB Maturity Year, any remaining GWB will be paid to the Owner and no further payments will be made.

After each payment when the Contract Value is zero –	The GWB is recalculated, equaling the greater of:
	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA, the GAWA is set equal to the GWB.

All other rights under your Contract cease and we will no longer accept subsequent Premium payments and all optional endorsements are terminated without value.  Upon your death as the Owner, all payments cease and no death benefit is payable, including the Earnings Protection Benefit.

 Continuation By Beneficiary.  Upon the death of the Owner under a Qualified Plan Contract with a single Beneficiary, the Beneficiary may elect to continue the GMWB. If elected, the GMWB will continue and may not be terminated subsequently. If the GAWA% has been determined, no adjustment will be made to the GWB, the GAWA, the GMWB Charge Base, or the GMWB Maturity Year, at the time of continuation.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the original Owner's attained age on the continuation date and the GAWA will be equal to the GAWA percentage multiplied by the GWB.

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last quarterly or monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	The date of the Owner's death, unless the Beneficiary elects to continue a qualified Contract with the GMWB;
●	The first date the GWB equals zero.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Systematic Withdrawal Program. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase.  You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings.  Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis.  If you have arranged for systematic withdrawals, schedule any planned step-up under a GMWB to occur prior to the withdrawal.  Example 7 in Appendix D under section “V. LifeGuard Freedom Flex” illustrates the consequences of a withdrawal preceding a step-up. There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on the money you receive.  You may also be subject to a withdrawal charge and an Excess Interest Adjustment.

If your Contract contains a GMWB containing a Transfer of Assets provision, systematic withdrawals are only allowed on a pro-rata basis including all investment options (including the GMWB Fixed Account) or, in the alternative, may be requested from specified investment options, excluding the GMWB Fixed Account.  Specific to the GMWB Fixed Account, a specified withdrawal request may cause an automatic transfer from the GMWB Fixed Account on the following Contract Monthly Anniversary.

In addition, for Contracts with a GMWB containing a Transfer of Assets provision, the percentage of the partial withdrawal taken from the GMWB Fixed Account cannot exceed the ratio of the GMWB Fixed Account value to the Contract Value.

Suspension of Withdrawals or Transfers. We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

●	the New York Stock Exchange is closed (other than customary weekend and holiday closings);
●	under applicable SEC rules, trading on the New York Stock Exchange is restricted;
●	under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or
●	the SEC, by order, may permit for the protection of Contract Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account and the GMWB Fixed Account for up to six months or the period permitted by law.

INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us.  The Income Date is the day those payments begin.  Once income payments begin, the Contract cannot be returned to the accumulation phase.  You can choose the Income Date and an income option.  All of the Contract Value must be annuitized.  The income options are described below.

If you do not choose an income option, we will assume that you selected option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date may only be to a later date.  You must give us written notice at least seven days before the scheduled Income Date.  Income payments must begin by the Contract Anniversary on or next following your 95th birthday under a non-qualified Contract, or by such earlier date as required by the applicable qualified plan, law or regulation.

Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 70 1/2 (or such other age as required by law).  Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire.  You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities.  Distributions from Roth IRAs are not required prior to your death.

At the Income Date, you can choose to receive fixed payments or variable payments based on the Investment Divisions.  Unless you tell us otherwise, your income payments will be based on the fixed and variable options that were in place on the Income Date.

You can choose to have income payments made monthly, quarterly, semi-annually or annually.  Or you can choose a single lump sum payment.  If you have less than $5,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income.  Likewise, if your first income payment would be less than $50 and state law permits, we may set the frequency of payments so that the first payment would be at least $50.

Variable Income Payments. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

●	the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;
●	the amount of any applicable Premium taxes, recapture charges or withdrawal charges and any Excess Interest Adjustment deducted from your Contract Value on the Income Date;
●	which income option you select; and
●
the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including an assumed investment rate of 1.5% for all options and, if you select an income option with a life contingency, the age and gender of the Annuitant.  State variations may apply.

If the actual net investment rate experienced by an Investment Division exceeds the assumed net investment rate, variable annuity payments will increase over time. Conversely, if the actual net investment rate is less than the assumed net investment rate, variable annuity payments will decrease over time. If the actual net investment rate equals the assumed net investment rate, the variable annuity payments will remain constant.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select.  If that performance (measured by changes in the value of Annuity Units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease.  Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant).  The following income options may not be available in all states.

Option 1 - Life Income.  This income option provides monthly payments for your life.  No further payments are payable after your death.  Thus, it is possible for you to receive only one payment if you died prior to the date the second payment was due.

Option 2 - Joint and Survivor.  This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.  Upon the death of either person, the monthly payments will continue during the lifetime of the survivor.  No further payments are payable after the death of the survivor.

Option 3 - Life Annuity With at Least 120 or 240 Monthly Payments.  This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period.  If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.  The calculation of the lump sum payment results in a Commutation Fee, which is further discussed on page 56.

Option 4 - Income for a Specified Period.  This income option provides monthly payments for any number of years from 5 to 30.  If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.  The calculation of the lump sum payment results in a Commutation Fee, which is further discussed on page 56.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

DEATH BENEFIT

The Contract has a death benefit, namely the basic death benefit, which is payable during the accumulation phase.  Instead you may choose an optional death benefit for an additional charge, availability of which may vary by state.  For more information about the availability of an optional death benefit in your state, please see the application, check with the registered representative helping you to purchase the Contract or contact us at our Annuity Service Center.  Our contact information is on the first page of this prospectus.  With the exception of LifeGuard Freedom Flex DB, which currently may only be selected at issue in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options), the optional death benefits are only available upon application or upon conversion (if conversion is permitted).  In addition, once an optional death benefit is chosen, it cannot be canceled except upon conversion, (if conversion is permitted), or upon spousal continuation in the case of the LifeGuard Freedom Flex DB.

The effects of any GMWB on the amount payable to your beneficiaries upon your death should be considered in selecting the death benefits in combination with a GMWB.  Except as provided in certain of the GMWB endorsements, no death benefit will be paid upon your death in the event the Contract Value falls to zero.

The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order which includes, but is not limited to, due proof of death and a completed claim form from the Beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary).  Payment will include interest to the extent required by law.  The death benefit paid will be the basic death benefit unless you have selected the Earnings Protection Benefit and/or one of the other death benefit endorsements.  If you have a guaranteed minimum death benefit, the amount by which the guaranteed minimum death benefit exceeds the account value will be put into your account as of the date we receive all required documentation from the Beneficiary of record and will be allocated among the Investment Divisions and Fixed Account according to the current allocation instructions on file for your account as of that date.  Each Beneficiary will receive their portion of the remaining value, subject to market fluctuations, when their option election form is received at our Home Office in Lansing, Michigan.

Basic Death Benefit. If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive a death benefit.  If you have a joint Owner, the death benefit will be paid when the first joint Owner dies.  The surviving joint Owner will be treated as the Beneficiary.  Any other Beneficiary designated will be treated as a contingent Beneficiary.  Only a spousal Beneficiary has the right to continue the Contract in force upon your death.

The death benefit equals the greater of:

●	your Contract Value on the date we receive all required documentation from your Beneficiary; or
●
the total Premiums you have paid since your Contract was issued reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.

Earnings Protection Benefit (“EarningsMax”).  The Earnings Protection Benefit is an optional benefit that may increase the amount of the death benefit payable at your death.  If you are 75 years of age or younger when your Contract is issued, you may elect the Earnings Protection Benefit when the Contract is issued.

If you are under the age of 70 when your Contract is issued and you elect the Earnings Protection Benefit then, the amount that will be added to the death benefit that is otherwise payable is 40% of the earnings in your Contract, subject to the limit described below.

If you are between the ages of 70 and 75 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 25% of the earnings in your Contract, subject to the limit described below.

For purposes of this benefit, we define earnings as the amount by which the sum of your Contract Value, including any Contract Enhancement, exceeds the Remaining Premiums.  If the earnings amount is negative, i.e., the total Remaining Premiums are greater than your Contract Value, no Earnings Protection Benefit will be paid.  In determining the maximum amount of earnings on which we will calculate your Earnings Protection Benefit, earnings shall never exceed 250% of the Remaining Premiums, excluding Remaining Premiums paid in the 12 months prior to the date of your death (other than your initial Premium if you die in the first Contract year).

As described below, if your spouse exercises the Special Spousal Continuation Option (please see “Special Spousal Continuation Option” on page 153 ) upon your death, the Earnings Protection Benefit will be paid upon your death and your spouse may then discontinue the Earnings Protection Benefit.  If your spouse fails to make such an election, the Earnings Protection Benefit will remain in force and upon your spouse's death we will pay an Earnings Protection Benefit if the Contract has accrued additional earnings since your death.  In calculating that benefit, we will not take into consideration earnings accrued on or prior to the Continuation Date (as defined in “Special Spousal Continuation Option” beginning on page 153).  In addition, the maximum earnings on which we calculate the Earnings Protection Benefit is 250% of the Contract Value after application of the continuation adjustment (the amount by which the death benefit that would have been payable exceeds the Contract Value) plus Remaining Premiums paid on or after the Continuation Date (excluding Remaining Premiums paid within 12 months of your spouse's death).

You must elect the Earnings Protection Benefit when you apply for your Contract.  Once elected, the benefit may not be terminated.  However, if the Contract is continued under the Special Spousal Continuation Option, your spouse may then elect to discontinue the Earnings Protection Benefit.

No Earnings Protection Benefit (other than a “continuation adjustment” described below in “Special Spousal Continuation”) will be paid:

●	if your Contract is in the income phase at the time of your death;
●	if there are no earnings in your Contract; or
●	if your spouse exercises the Special Spousal Continuation Option (described below) and either
○ is age 76 or older at the Continuation Date or
○ elects to discontinue the Earnings Protection Benefit.

The Earnings Protection Benefit may not be available in your state.  See your financial advisor for information regarding the availability of the Earnings Protection Benefit.

Optional Death Benefits. Several optional death benefits are available, in lieu of or in addition to any Earnings Protection Benefit, which are designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit.  Because there is an additional annual charge for each of these optional death benefits, and because you cannot change your selection, please be sure that you have read about and understand the Contract's basic death benefit before selecting an optional death benefit.  Except for LifeGuard Freedom Flex DB, all optional death benefits are available if you are 79 years of age or younger on the Contract's Issue Date.  The LifeGuard Freedom Flex DB is only available at issue and in conjunction with the purchase of the LifeGuard Freedom Flex GMWB (with 6% Bonus and Annual Step-Up Options) and only if the Owner is 35 to 70 years of age on the date the endorsement is added to the Contract.   The older you are at the time of selection, the less advantageous it would be for you to select an optional death benefit.  These optional death benefits are subject to our administrative rules to assure appropriate use, which administrative rules may be changed, as necessary.

Depending on when and in what state you applied for the Contract: the availability of an optional death benefit may have been different; how an optional death benefit is calculated varies; and we may have referred to an optional death benefit by a different name – all as noted below.

For purposes of these optional death benefits, “Net Premiums” are defined as your Premium payments net of Premium taxes, reduced by any withdrawals (including applicable charges and deductions) at the time of the withdrawal in the same proportion that the Contract Value was reduced on the date of the withdrawal.  Accordingly, if a withdrawal were to reduce the Contract Value by 50%, for example, Net Premiums would also be reduced by 50%.  Similarly, with the “Highest Quarterly Anniversary Value” component, the adjustment to your Contract Value for any withdrawals (including applicable charges and deductions) will have occurred proportionally at the time of the withdrawals.

Following are the calculations for the optional death benefits.  For purposes of these calculations, with the “Roll-up” component, interest will compound (accumulate) until the Contract Anniversary immediately preceding your 81st birthday.

5% Roll-up Death Benefit, changes your basic death benefit during the accumulation phase of your Contract to the greatest of:

(a)	your Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued; or
(c)	your GMDB Benefit Base.

The GMDB Benefit Base for the 5% Roll-up Death Benefit will be determined as of the end of any Business Day and is equal to:

●	The step-up value on the most recent step-up date,
●	Plus any Premium paid (net of any applicable Premium taxes) subsequent to the determination of the step-Up value,
●	Less any withdrawal adjustments for withdrawals taken subsequent to the determination of the step-up value, compounded at an annual interest rate of 5% from the step-up date until the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday.

However, the interest rate is 4% per annum if you are 70 years old or older on the endorsement's effective date.  The interest rate is 3% per annum for all ages in Washington State.

All such Premium payment adjustments will occur at the time of the Premium payment, unless the Premium payment is received during the first Contract Quarter.  If the Premium payment is received during the first Contract Quarter, the adjustment to the GMDB Benefit Base for the Premium payment effectively occurs on the Issue Date, which lessens the impact a subsequent withdrawal may have on the GMDB Benefit Base.  All withdrawal adjustments are made at the end of the Contract Year and on the date of receipt of due proof of death (after the calculation of this guaranteed minimum death benefit's charge).  For total withdrawals up to 5% of the GMDB Benefit Base as of the previous Contract Anniversary (or the Issue Date, as applicable), the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal).  After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 5% of the GMDB Benefit Base as of the previous Contract Anniversary (or the Issue Date, as applicable) is the GMDB Benefit Base immediately prior to the excess withdrawal adjustment multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawals (including any applicable charges and adjustments to such excess withdrawals).  Withdrawals, particularly excess withdrawals, may prematurely reduce the value of this 5% Roll-up Death Benefit.

The step-up date is initially equal to the endorsement's effective date, and the Step-up value is initially equal to: (a) the initial Premium paid (net of any applicable Premium taxes) if the endorsement's effective date is the Contract's Issue Date; or (b) the Contract Value, less any recapture charges, as of the endorsement's effective date if the effective date is after the Contract's Issue Date.  If the Contract Value is greater than the GMDB Benefit Base upon the earlier of the 7th Contract Anniversary following the endorsement's effective date or the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday, the step-up date is set equal to that Contract Anniversary, and the step-up value is set equal to the Contract Value on that Step-up date.

The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other endorsements, and is not reflective of the Contract Value.  Additionally, please note that if you elect this endorsement, ownership changes are not allowed.

Unlike the basic death benefit, this optional death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Owner attains the age of 95, then this optional death benefit endorsement terminates and no death benefit is payable.  However, if the Income Date is on the date the Owner attains age of 95 (the latest possible Income Date), then the death benefit amount is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMDB Benefit Base on the Income Date; and
(b) = the Contract Value on the Income Date.

If there is a death benefit amount on or after the Income Date, it will be payable to the Beneficiary when due proof of the Owner's death is received by the Company in Good Order.  If the Owner is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment.

Highest Quarterly Anniversary Value Death Benefit, changes your basic death benefit during the accumulation phase of your Contract to the greatest of:

(a)	your Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued; or
(c)	your GMDB Benefit Base.

The GMDB Benefit Base for the Highest Quarterly Anniversary Value Death Benefit will be determined as of the end of any Business Day and is equal to the greatest of the adjusted quarterly Contract Values on the endorsement's effective date and on any Contract Quarterly Anniversary following the endorsement's effective date but prior to the Owner's 81st birthday.  Each adjusted quarterly Contract Value is equal to:

●	The Contract Value on the endorsement's effective date or Contract Quarterly Anniversary, as applicable,
●	Less for any withdrawals subsequent to that date (including any applicable charges and adjustments for such withdrawals),
●	Plus any Premium paid (net of any applicable Premium taxes) subsequent to that date.

For the purposes of calculating the GMDB Benefit Base, all adjustments will occur at the time of the withdrawal or Premium payment and all adjustments for amounts withdrawn will reduce the GMDB Benefit Base in the same proportion that the Contract Value was reduced on the date of such withdrawal.  Withdrawals may prematurely reduce the value of this Highest Quarterly Anniversary Value Death Benefit.

The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other endorsements, and is not reflective of the Contract Value.  Additionally, please note that if you elect this endorsement, ownership changes are not allowed.

Unlike the basic death benefit, this optional death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Owner attains the age of 95, then this optional death benefit endorsement terminates and no death benefit is payable.  However, if the Income Date is on the date the Owner attains age of 95 (the latest possible Income Date), then the death benefit amount is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMDB Benefit Base on the Income Date; and
(b) = the Contract Value on the Income Date.

If there is a death benefit amount on or after the Income Date, it will be payable to the Beneficiary when due proof of the Owner's death is received by the Company in Good Order.  If the Owner is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment.

Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit, changes your basic death benefit during the accumulation phase of your Contract to the greatest of:

(a)	your Contract Value as of the end of the Business Day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued; or
(c)	your GMDB Benefit Base.

The GMDB Benefit Base for the Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit will be determined as of the end of any Business Day and is equal to the greater of (a) or (b):

(a) is the Roll-Up Component which is equal to:

●	The step-up value on the most recent step-up date,
●	Plus any Premium paid (net of any applicable Premium taxes) subsequent to the determination of the step-up value,
●	Less any withdrawal adjustments for withdrawals taken subsequent to the determination of the step-up value, compounded at an annual interest rate of 5% from the step-up date until the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday.

However, the interest rate is 4% per annum if you are 70 years old or older on the endorsement's effective date.  The interest rate is 3% per annum for all ages in Washington State.

All such Premium payment adjustments will occur at the time of the Premium payment, unless the Premium payment is received during the first Contract Quarter.  If the Premium payment is received during the first Contract Quarter, the adjustment to the GMDB Benefit Base for the Premium payment effectively occurs on the Issue Date, which lessens the impact a subsequent withdrawal may have on the GMDB Benefit Base.  All withdrawal adjustments are made at the end of the Contract Year and on the date of receipt of due proof of death (after the calculation of this guaranteed minimum death benefit's charge).  For total withdrawals up to 5% of the Roll-Up Component as of the previous Contract Anniversary (or the Issue Date, as applicable), the withdrawal adjustment is the dollar amount of the withdrawal (including any applicable charges and adjustments to such withdrawal).  After processing any applicable dollar for dollar portion of the withdrawal, the withdrawal adjustment for total withdrawals in a Contract Year in excess of 5% of the Roll-Up Component as of the previous Contract Anniversary (or the Issue Date, as applicable) is the Roll-Up Component immediately prior to the excess withdrawal adjustment multiplied by the percentage reduction in the Contract Value attributable to the excess withdrawals (including any applicable charges and adjustments to such excess withdrawals).  Withdrawals, particularly excess withdrawals, may prematurely reduce the value of this Roll-Up Component.

and (b) is the Highest Quarterly Anniversary Value Component, which is equal to the greatest of the adjusted quarterly Contract Values on the endorsement's effective date and on any Contract Quarterly Anniversary following the endorsement's effective date but prior to the Owner's 81st birthday.  Each adjusted quarterly Contract Value is equal to:

●	The Contract Value on the endorsement's effective date or Contract Quarterly Anniversary, as applicable,
●	Less for any withdrawals subsequent to that date (including any applicable charges and adjustments for such withdrawals),
●	Plus any Premium paid (net of any applicable Premium taxes) subsequent to that date.

For the purposes of calculating the Highest Quarterly Anniversary Value Component, all adjustments will occur at the time of the withdrawal or Premium payment and all adjustments for amounts withdrawn will reduce the Highest Quarterly Anniversary Value Component in the same proportion that the Contract Value was reduced on the date of such withdrawal.  Withdrawals may prematurely reduce the value of this Highest Quarterly Anniversary Value Component.

The step-up date is initially equal to the endorsement's effective date, and the step-up value is initially equal to: (a) the initial Premium paid (net of any applicable Premium taxes) if the endorsement's effective date is the Contract's Issue Date; or (b) the Contract Value, less any recapture charges, as of the endorsement's effective date if the effective date is after the Contract's Issue Date.  If the Contract Value is greater than the GMDB Benefit Base upon the earlier of the 7th Contract Anniversary following the endorsement's effective date or the Contract Anniversary immediately preceding the Owner's (or oldest Joint Owner's) 81st birthday, the step-up date is set equal to that Contract Anniversary, and the step-up value is set equal to the Contract Value on that step-up date.

The GMDB Benefit Base is used only in connection with the determination of the guaranteed minimum death benefit, does not affect other endorsements, and is not reflective of the Contract Value.  Additionally, please note that if you elect this endorsement, ownership changes are not allowed.

Unlike the basic death benefit, this optional death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Owner attains the age of 95, then this optional death benefit endorsement terminates and no death benefit is payable.  However, if the Income Date is on the date the Owner attains age of 95 (the latest possible Income Date), then the death benefit amount is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMDB Benefit Base on the Income Date; and
(b) = the Contract Value on the Income Date.

If there is a death benefit amount on or after the Income Date, it will be payable to the Beneficiary when due proof of the Owner's death is received by the Company in Good Order.  If the Owner is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment.

LifeGuard Freedom Flex DB, if elected, replaces your basic death benefit and is the only death benefit during the accumulation phase of your Contract.  The LifeGuard Freedom Flex DB is the greater of:

(a) The Contract's Basic Death Benefit (see the description above); or
(b) The GMWB Death Benefit, as calculated under this death benefit.

The LifeGuard Freedom Flex DB is only available currently at issue and in conjunction with the purchase of the 6% Bonus and Annual Step-Up combination of LifeGuard Freedom Flex GMWB (the “LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups Option”) and only if the Owner is 35 to 70 years of age on the date that the endorsement is issued in connection with the Contract.  At election, the GMWB Death Benefit equals the LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups Guaranteed Withdrawal Balance (GWB).  When purchased at Contract issuance, the GWB is your initial Premium payment, net of any applicable Premium taxes, plus any Contract Enhancements on the Premium payments.

At the time of a partial withdrawal, if the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of (1) LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups Option Guaranteed Annual Withdrawal Amount (GAWA) or (2) the required minimum distribution (RMD) under the Internal Revenue Code (for certain tax-qualified Contracts), the GMWB Death Benefit will be unchanged.  If a partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of (1) the amount of the partial withdrawal or (2) the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD; and the GMWB Death Benefit is reduced in the same proportion as the Contract Value is reduced for the excess withdrawal.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

With each subsequent Premium received after this endorsement is effective, the GMWB Death Benefit is recalculated to equal the GMWB Death Benefit prior to the Premium payment plus the amount of the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5,000,000.

In addition, on the 7th Contract Anniversary following the effective date of the endorsement, the GMWB Death Benefit will automatically step-up to the Contract Value if the Contract Value is greater than the GMWB Death Benefit, subject to a maximum of $5,000,000.

The GMWB Death Benefit is not adjusted upon step-up of the LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups GWB, the application of the GWB Adjustment or the application of any bonus.  The GMWB Death Benefit will terminate on the date the Contract Value equals zero.

Upon continuation of the Contract by a spousal Beneficiary, the surviving spouse may elect to terminate LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups, in which case the GMWB death benefit will be included in the calculation of the continuation adjustment (the amount by which the death benefit that would have been payable exceeds the Contract Value).  If the spouse does not make such an election, the endorsement, including the death benefit thereunder, will continue in accordance with its terms, but the GMWB death benefit will not be included in the continuation adjustment.

For more information about how the LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups works, including how the GWB and GAWA are calculated, please see “For Life GMWB With Bonus and Step-Up” beginning on page 118.

Unlike the basic death benefit, LifeGuard Freedom Flex 6% Bonus and Annual Step-Ups may provide a death benefit on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Owner attains the age of 95, then this endorsement terminates and no death benefit under the endorsement is payable.  However, if the Income Date is on the date the Owner attains age of 95 (the latest possible Income Date) and one of the following income options is elected, then the corresponding death benefit is payable:

●
Life Income of the GAWA.  If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner’s (or either joint Owner’s) death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

●
Specified Period Income of the GAWA.  If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner’s (or either joint Owner’s) death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

If, under this income option, no Owner is deceased as of the date that the final payment of the remaining GWB is due, the death benefit will be payable in a lump sum to the Owner(s) along with the remaining GWB.

●
Life Income.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the Annuitant’s death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMWB Death Benefit on the Income Date; and

(b) = the Contract Value on the Income Date.

●
Joint and Survivor.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the survivor payee’s death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMWB Death Benefit on the Income Date; and

(b) = the Contract Value on the Income Date.

●
Life Annuity With at Least 120 Monthly Payments.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the Annuitant’s death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:

(a) = the GMWB Death Benefit on the Income Date; and

(b) = the Contract Value on the Income Date.

The death benefits under the Income Options vary depending on which Income Option you select. Either  the GMWB Death Benefit calculation, described above, with or without any remaining GWB, or the excess of the GMWB Death Benefit calculation over the Contract Value is payable. Each is computed on the Income Date. For more information on these Income Options, see “LifeGuard Freedom Flex GMWB – Annuitization” beginning on page 125, and “Income Options” beginning on page 145.”

Payout Options. The basic death benefit and the optional death benefits can be paid under one of the following payout options:

●	single lump sum payment; or
●	payment of entire death benefit within 5 years of the date of death; or
●
payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary.  Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time.  The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death.  If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name.  For more information, please see “Special Spousal Continuation Option” beginning on page 153.

Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date.  However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary.  If this Pre-selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract.  This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code.  If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death.  The Pre-selected Death Benefit Option may not be available in your state.

Special Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option, no death benefit will be paid at that time.  Moreover, we will contribute to the Contract a continuation adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value.  We calculate this amount using the Contract Value and death benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary's written request to continue the Contract (the “Continuation Date”).  We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse.  The Special Spousal Continuation Option may not be available in your state.  See your financial advisor for information regarding the availability of the Special Spousal Continuation Option.

If your spouse continues the Contract in his/her own name under the Special Spousal Continuation Option, the new Contract Value will be considered the initial Premium for purposes of determining any future death benefit including any Earnings Protection Benefit under the Contract.  The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract prospectively, so the death benefit may be at a different level.

If your spouse elects to continue the Contract, your spouse, as new Owner, cannot terminate most of the optional benefits you elected.  However, your spouse may then terminate the Earnings Protection Benefit and no further Earnings Protection Benefit charges will be deducted and no Earnings Protection Benefit will be paid upon your spouse's death.  Any GMWB will also terminate upon your death (and no further GMWB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract.  For more information, please see the respective GMWB subsections in this prospectus.

Unless your spouse discontinues the Earnings Protection Benefit on the Continuation Date, charges for the benefit will be deducted even though no Earnings Protection Benefit will apply if your spouse is 76 or older when the Contract is continued.

The Special Spousal Continuation Option is available to elect one time on the Contract.  However, if you have elected the Pre-Selected Death Benefit Option the Contract cannot be continued under the Special Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code.  The Pre-Selected Death Benefit Option may not be available in your state.

Death of Owner On or After the Income Date. If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death.  If you die, the Beneficiary becomes the Owner.  If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary.  Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.  A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules.  If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant.  However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected.  Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

TAXES

The following is only general information and is not intended as tax advice to any individual.  Additional tax information is included in the SAI.  You should consult your own tax adviser as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

Tax-Qualified and Non-Qualified Contracts. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract.  Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral.  You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts – General Taxation. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal, including withdrawals under any GMWB you may elect, or an income payment) is made from the Contract.  This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person).  Loans based on a non-qualified Contract are treated as distributions.

Non-Qualified Contracts – Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract.  Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts – Withdrawals and Income Payments.  Any withdrawal from a non-qualified Contract, including withdrawals under any GMWB you may elect, is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract.  In contrast, a part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of Premium.  The balance of each income payment is taxable as ordinary income.  The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made.  Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income.  Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract.  This penalty tax will not apply to any amounts:

●	paid on or after the date you reach age 59 1/2;
●	paid to your Beneficiary after you die;
●	paid if you become totally disabled (as that term is defined in the Code);
●
paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

●	paid under an immediate annuity; or
●	which come from Premiums made prior to August 14, 1982.

Non-Qualified Contracts – Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a “designated beneficiary” is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death.  The Owner's “designated beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death.  However, if the Owner's “designated beneficiary” is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

Tax-Qualified Contracts – Withdrawals and Income Payments.  The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts.  The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract.  These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI.  Any withdrawals under a tax-qualified Contract, including withdrawals under any GMWB you may elect, will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions).  In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals – Tax-Sheltered Annuities. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities.  Withdrawals can only be made when an Owner:

●	reaches age 59 1/2;
●	leaves his/her job;
●	dies;
●	becomes disabled (as that term is defined in the Code); or
●	experiences hardship. However, in the case of hardship, the Owner can only withdraw the Premium and not any earnings.

Withdrawals – Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity.  Qualified distributions from Roth IRA annuities are entirely federal income tax free.  A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals – Investment Adviser Fees. Withdrawals from non-qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract.  In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes.  Under the facts in these Rulings:

●	there was a written agreement providing for payments of the fees solely from the annuity Contract,
●	the Contract Owner had no liability for the fees, and
●	the fees were paid solely from the annuity Contract to the adviser.

Death Benefits. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits.  The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments.  Estate or gift taxes may also apply.

IRS Approval.  The Contract and all death benefit riders attached thereto have been approved by the IRS for use as an Individual Retirement Annuity prototype.

Assignment. An assignment of your Contract will generally be a taxable event.  Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended.  These limits are summarized in the SAI.  You should consult your tax adviser prior to making any assignment of your Contract.

Diversification. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract.  We believe that the underlying investments are being managed so as to comply with these requirements.  A fuller discussion of the diversification requirements is contained in the SAI.

Owner Control. In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets.  Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the contract owner and Jackson regarding the availability of a particular investment option and other than the contract owner's right to allocate Premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

The Contract will differ from the contracts described in the Revenue Ruling, in two respects.  The first difference is that the contract in the Revenue Ruling provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract currently offers 103 Investment Divisions and at least one Fixed Account Option, although a Contract Owner's Contract Value can be allocated to no more than 18 fixed and variable options at any one time.  The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner will be permitted to make up to 15 transfers in any one year without a charge.

The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.  Jackson does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract.  At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld. Some states have enacted similar rules.  Different rules may apply to payments delivered outside the United States.

Eligible rollover distributions from a Contract issued under certain types of tax-qualified plans will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments.  Distributions which may not be rolled over are those which are:

(a)
one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee's beneficiary, or (c) for a specified period of ten years or more;

(b)	a required minimum distribution;
(c)	a hardship withdrawal; or
(d)	the non-taxable portion of a distribution.

JACKSON TAXATION

We will pay company income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below.  While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the Contract.  We will periodically review the issue of charging for these taxes and may impose a charge in the future.  (We do impose a so-called “Federal (DAC) Tax Charge” under variable life insurance policies, but the “Federal (DAC) Tax Charge” merely compensates us for the required deferral of acquisition cost and does not constitute company income taxes.)

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law.  These benefits reduce our overall corporate income tax liability.  Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material.  We do not pass these benefits through to the separate accounts, principally because:  (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) while we impose a so-called “Federal (DAC) Tax Charge” under variable life insurance policies, we do not currently include company income taxes in the charges owners pay under the products.

OTHER INFORMATION

Dollar Cost Averaging.  If the amount allocated to the Investment Divisions plus the amount allocated to a Fixed Account Option is at least $15,000, you can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions and other Fixed Account Options (if currently available) (each a "Designated Option") from the one-year Fixed Account Option (if currently available) or any of the Investment Divisions (each a “Source Option”).  If we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions,” then (i) the one-year Fixed Account Option can be used as a Source Option for Dollar Cost Averaging only with respect to new Premiums that are allocated to that Source Option, (ii) only a twelve-month Dollar Cost Averaging period may be selected, (iii) transfers out of the one-year Fixed Account Option pursuant to such Dollar Cost Averaging will not count against the maximum amount limitations we have imposed on transfers out of the one-year Fixed Account Option and (iv) transfers from that Source Option other than such scheduled transfers will not be permitted.

To the extent that Fixed Account Options are not available or are otherwise restricted from being a Dollar Cost Averaging Source Option or Designated Option, Dollar Cost Averaging will be exclusively from or to the Investment Divisions.  In the case of transfers from the one-year Fixed Account Option or Investment Divisions with a less volatile unit value to the Investment Divisions, Dollar Cost Averaging can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase.  Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets.  There is no charge for Dollar Cost Averaging.  Certain restrictions may apply.

Dollar Cost Averaging Plus (DCA+). The DCA+ Fixed Account Option is a “source account” designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Fixed Account Options.  A Contract Value of $15,000 is required to participate.  The DCA+ Fixed Account Option is credited with an enhanced interest rate.  If a DCA+ Fixed Account Option is selected, monies in the DCA+ Fixed Account Option will be systematically transferred to the Investment Divisions or other Fixed Account Options chosen over a DCA+ term of either twelve months or six months, as you select.

Transfers out of the DCA+ Fixed Account Option other than the automatic DCA+ transfers can be made only if you discontinue use of the DCA+ Fixed Account Option.  If we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions,” then (i) you may not discontinue the DCA+ Fixed Account Option or otherwise transfer or withdraw any amounts from the DCA+ Fixed Account Option, but (ii) automatic transfers pursuant to DCA+ will not count against any maximum amount limitations we have imposed on transfers out of the one-year Fixed Account Option.

There is no charge for DCA+.  You should consult your Jackson representative with respect to the current availability of the Fixed Account Options and the availability of DCA+.

Earnings Sweep.  You can choose to move your earnings from the source accounts (only applicable from the one-year Fixed Account Option, if currently available, and the Money Market Investment Division).  There is no charge for Earnings Sweep.

Rebalancing. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions and the one-year Fixed Account Option (if currently available) periodically to maintain your selected allocation percentages.  Rebalancing will terminate if your rebalancing program includes the one-year Fixed Account Option and (i) we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions” or (ii) we exercise our right to require that any Premiums allocated to the one-year Fixed Account Option be automatically transferred out of that option over a period of time that we specify.  In that case, however, you could re-elect automatic rebalancing without the one-year Fixed Account Option.  Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions.  There is no charge for Rebalancing.

You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods you use to change your allocation instructions.

Free Look. You may return your Contract to the selling agent or us within ten days (or longer if required by your state) after receiving it.  We will return

●	the Contract Value, plus
●	any fees (other than asset-based fees) and expenses deducted from the Premiums, minus
●	any applicable Contract Enhancement recapture charges.

We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract (subject to state variations). We will return Premium payments where required by law.  In some states, we are required to hold the Premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the Premiums to the Investment Divisions.  State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

Advertising.  From time to time, we may advertise several types of performance of the Investment Divisions.

●	Total return is the overall change in the value of an investment in an Investment Division over a given period of time.
●	Standardized average annual total return is calculated in accordance with SEC guidelines.
●
Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return.  For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

●	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period.  Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of the annual contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features.  The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

Restrictions Under the Texas Optional Retirement Program (ORP). Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code.  In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 or termination of employment in a Texas public institution of higher education.  The restrictions on withdrawal do not apply in the event a participant in ORP transfers the Contract Value to another approved contract or vendor during the period of ORP participation.  These requirements will apply to any other jurisdiction with comparable requirements.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract.  Any change or waiver must be in writing.  We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Confirmation of Transactions.  We will send you a written statement confirming that a financial transaction, such as a Premium payment, withdrawal, or transfer has been completed.  This confirmation statement will provide details about the transaction.  Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions.  If you believe an error has occurred you must notify us in writing within 30 days of receipt of the statement so we can make any appropriate adjustments.  If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

Legal Proceedings.  Jackson is a defendant in a number of civil proceedings similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products. The litigation currently pending against Jackson asserts various theories of liability and purports to be filed on behalf of individuals or differing classes of persons in the United States who purchased either life insurance or annuity products, or were assigned interests in those products, from Jackson during periods ranging from 1981 to present. Jackson has retained national and local counsel experienced in the handling of such litigation.  To date, such litigation has either been resolved by Jackson on a non-material basis, or is being vigorously defended.  Jackson accrues for legal contingencies once the contingency is deemed to be probable and estimable.  Please see the Jackson National Life Insurance Company and Subsidiaries Consolidated Financial Statements for the year ending December 31, 2010, for information concerning such amounts that have been accrued.  At this time, it is not feasible to make a meaningful estimate of the amount or range of any additional losses that could result from an unfavorable outcome in such actions.

PRIVACY POLICY

Collection of Nonpublic Personal Information. We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

●	Information we receive from you on applications or other forms;
●	Information about your transactions with us;
●	Information we receive from a consumer reporting agency;
●	Information we obtain from others in the process of verifying information you provide us; and
●	Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

Disclosure of Current and Former Customer Nonpublic Personal Information. We will not disclose our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, except as permitted by law.  To the extent permitted by law, we may disclose to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request.  We do not sell information to either affiliated or non-affiliated parties.

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract Owner communications.  Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested.  These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of Premium, accelerated death benefits, terminal illness benefits or death benefits.

You should know that your representative is independent of Jackson.  He or she is responsible for the use and security of information you provide him or her.  Please contact your representative if you have questions about his or her privacy policy.

Security to Protect the Confidentiality of Nonpublic Personal Information.  We have security practices and procedures in place to prevent unauthorized access to your nonpublic personal information.  Our practices of safeguarding your information help protect against the criminal use of the information.  Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

We restrict access to nonpublic personal information about you to our employees, agents and contractors.  We maintain physical, electronic and procedural safeguards that comply with federal and state regulations to guard your nonpublic personal information.

TABLE OF CONTENTS OF
THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History
Services
Purchase of Securities Being Offered
Underwriters
Calculation of Performance
Additional Tax Information
Annuity Provisions
Net Investment Factor
Condensed Financial Information
Financial Statements of the Separate Account
Financial Statements of Jackson

APPENDIX A

TRADEMARKS, SERVICE MARKS, AND RELATED DISCLOSURES

“JNL®,” “Jackson National®” and “Jackson®” are trademarks or service marks of Jackson National Life Insurance Company.

The “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” “Dow Jones Select Dividend IndexSM,” “The DowSM , ” “the Dow 10SM , ” and the “Dow Jones U.S. Contrarian Opportunities Index SM ” are products of Dow Jones Indexes, the marketing name of and a licensed trademark of CME Group Index Services LLC (“CME”), and have been licensed for use.  “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” “Dow Jones Select Dividend IndexSM,” “The DowSM , ” “the Dow 10SM , ” the “Dow Jones U.S. Contrarian Opportunities Index SM ” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed to CME and have been sub-licensed for use for certain purposes by Jackson National Life Insurance Company® (“Jackson”).  The JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, the JNL/Mellon Capital Management Technology Sector Fund , and the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund based on the Dow Jones U.S. Contrarian Opportunities Index SM (“Funds”) are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates.  Dow Jones, CME and their respective affiliates make no representation or warranty, expressed or implied, to the owners of the Funds or any member of the public regarding the advisability of investing in securities generally or in the Funds particularly.  The only relationship of Dow Jones, CME or any of their respective affiliates to the Funds is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the “Dow Jones®”, “Dow Jones Industrial AverageSM”, “DJIASM” “Dow Jones Select Dividend IndexSM,” “The DowSM” “the Dow 10SM , ” and the “Dow Jones U.S. Contrarian Opportunities Index SM which is determined, composed and calculated by CME without regard to Jackson or the Funds.  Dow Jones and CME have no obligation to take the needs of Jackson or the owners of the Funds into consideration in determining, composing or calculating the Funds.  Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Funds to be issued or in the determination or calculation of the equation by which the Funds are to be converted into cash.  Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Funds.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund currently being issued by Jackson National Life Insurance Company, but which may be similar to and competitive with the JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones U.S. Contrarian Opportunities Index SM .  It is possible that this trading activity will affect the value of the Dow Jones U.S. Contrarian Opportunities Index SM and JNL/Mellon Capital Management Dow Jones U.S. Contrarian Opportunities Index Fund.

Dow Jones, CME and their respective affiliates do not:
●	Sponsor, endorse, sell or promote the Funds.
●	Recommend that any person invest in the Funds.
●	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Funds.
●	Have any responsibility or liability for the administration, management or marketing of the Funds.
●	Consider the needs of the Funds in determining, composing or calculating the DJIA or have any obligation to do so.

Dow Jones, CME and their respective affiliates will not have any liability in connection with the Funds. Specifically,
●	Dow Jones, CME and their respective affiliates do not make any warranty, express or implied, and Dow Jones, CME and their respective affiliates disclaim any warranty about:
	●	The results to be obtained by the Funds or any other person in connection with the use of the DJIA and the data included in the DJIA;
	●	The accuracy or completeness of the DJIA and its data;
	●	The merchantability and the fitness for a particular purpose or use of the DJIA and its data;
●	Dow Jones, CME and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the DJIA or its data;
●
Under no circumstances will Dow Jones, CME and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

The licensing agreement relating to the use of the indexes and trademarks referred to above by Jackson National Life Insurance Company® and Dow Jones is solely for the benefit of the Funds and not for any other third parties.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM” “DOW JONES SELECT DIVIDEND INDEXSM,” “THE DOWSM , ” “THE DOW 10SM , ” “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEX SM ” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY JACKSON, OWNERS OF THE FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM” “DOW JONES SELECT DIVIDEND INDEXSM,” “THE DOWSM” “THE DOW 10SM , ”   “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEX SM ” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN.  DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE “DOW JONES®”, “DOW JONES INDUSTRIAL AVERAGESM”, “DJIASM” “DOW JONES SELECT DIVIDEND INDEXSM,” “THE DOWSM , ” “THE DOW 10SM , ” “DOW JONES U.S. CONTRARIAN OPPORTUNITIES INDEX SM ” and “DOW JONES INDEXES” OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND JACKSON, OTHER THAN THE LICENSORS OF CME.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.
The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations).  The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s).  The Corporations make no representation or warranty, express or implied to the Owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance.  The Corporations’ only relationship to Jackson (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index® and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s).  Nasdaq has no obligation to take the needs of the Licensee or the Owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®.  The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 index® or any data included therein.  The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, Owners of the product(s) or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein.  The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein.  Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect or consequential damages, even if notified of the possibility of such damages.

“The Nasdaq-100®,” “Nasdaq-100 Index®,” “Nasdaq Stock Market®” and “Nasdaq®” are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the “Corporations”) and have been licensed for use by Jackson.  The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Management Nasdaq®25 Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, or the JNL/Mellon Capital Management VIP Fund.  The JNL/Mellon Capital Management Nasdaq® 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations.  THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ® 25 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND AND THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND.

“NYSE®” is a registered mark of, and “NYSE International 100 IndexSM” is a service mark of, the New York Stock Exchange, Inc. (“NYSE”) and have been licensed for use for certain purposes by Jackson National Asset Management, LLC.  The JNL/Mellon Capital Management NYSE® International 25 Fund is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management NYSE® International 25 Fund.

“NYSE International 100 IndexSM” is a service mark of NYSE Group, Inc.  NYSE Group, Inc. has no relationship to Jackson National Asset Management, LLC, other than the licensing of the “NYSE International 100 IndexSM” (the “Index”) and its service marks for use in connection with the JNL/Mellon Capital Management NYSE® International 25 Fund.

NYSE Group, Inc. does not:
• Sponsor, endorse, sell or promote the JNL/Mellon Capital Management NYSE® International 25 Fund.
• Recommend that any person invest in the JNL/Mellon Capital Management NYSE® International 25 Fund or any other securities.
• Have any responsibility or liability for or make any decisions about the timing, amount or pricing of JNL/Mellon Capital Management NYSE® International 25 Fund.
• Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management NYSE® International 25 Fund.
• Consider the needs of the JNL/Mellon Capital Management NYSE® International 25 Fund or the owners of the JNL/Mellon Capital Management NYSE® International 25 Fund in determining, composing or calculating the NYSE International 100 IndexSM or have any obligation to do so.

NYSE Group, Inc. and its affiliates will not have any liability in connection with the JNL/Mellon Capital Management NYSE® International 25 Fund.  Specifically,

• NYSE Group, Inc. and its affiliates make no warranty, express or implied, and NYSE Group, Inc. and its affiliates disclaim any warranty about:
• The results to be obtained by the JNL/Mellon Capital Management NYSE® International 25 Fund, the owner of the JNL/Mellon Capital Management NYSE® International 25 Fund or any other person in connection with the use of the Index and the data included in the NYSE International 100 IndexSM;
• The accuracy or completeness of the Index and its data;
• The merchantability and the fitness for a particular purpose or use of the Index and its data;
• NYSE Group, Inc. will have no liability for any errors, omissions or interruptions in the Index or its data;
♦ Under no circumstances will NYSE Group, Inc. or any of its affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE Group, Inc. knows that they might occur.

The licensing agreement between Jackson National Asset Management, LLC and NYSE Group, Inc. is solely for their benefit and not for the benefit of the owners of the JNL/Mellon Capital Management NYSE® International 25 Fund or any other third parties.

Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes.  Russell is a trademark of Russell Investment Group.

JNL/Mellon Capital Management Small Cap Index Fund is not promoted, sponsored or endorsed by, nor in any way affiliated with Russell Investment Group (“Russell”).  Russell is not responsible for and has not reviewed JNL/Mellon Capital Management Small Cap Index Fund nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy, or completeness, or otherwise.

Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Indexes.  Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating any of the Russell Indexes.

Russell’s publication of the Russell Indexes in no way suggests or implies an opinion by Russell as to the attractiveness or appropriateness of investment in any or all securities upon which the Russell Indexes are based.  RUSSELL MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE RUSSELL INDEXES.  RUSSELL MAKES NO REPRESENTATION, WARRANTY OR GUARANTEE REGARDING THE USE, OR THE RESULTS OF USE, OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE RUSSELL INDEXES.  RUSSELL MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY, OF ANY KIND, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE RUSSELL INDEX(ES) OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

“STANDARD & POOR’S®,” “S&P®,” “S&P 500®,” “STANDARD & POOR’S 500®,” “S&P 500® Index,” “S&P MIDCAP400 Index®,” and the “S&P SmallCap 600 Index®” are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Jackson.  The JNL/Mellon Capital Management S&P 500 Index Fund, the JNL/Mellon Capital Management S&P 400 MidCap Index Fund, the JNL/Mellon Capital Management S&P® 10 Fund, the JNL/Mellon Capital Management S&P® SMid 60 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management S&P® 24 Fund and any other investment fund or other vehicle that is offered by third parties that uses an S&P Indices Index as a benchmark or measure of performance, bears the “ S&P ” or “Standard & Poor’s” mark and/or seeks to provide an investment return based on any S&P Indices Index are not sponsored, endorsed, sold or promoted by S&P and its affiliates. S&P is not an investment adviser and S&P and its affiliates make no representation or warranty, express or implied, to the owners of the Funds or any member of the public regarding the advisability of investing in the Funds or other such fund or vehicle.  Among the fund options considered are index funds based on the S&P 500 and other indexes that are published by S&P.  S&P Indices typically receives license fees from the issuers of such funds, some of which may be based on the amount of assets invested in the fund.  Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P and its affiliates .

“Value Line®,” “The Value Line Investment Survey,” and “Value Line TimelinessTM Ranking System” are trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Jackson.  The JNL/Mellon Capital Management Value Line® 30 Fund, the JNL/Mellon Capital Management VIP Fund, and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. (“Value Line”).  Value Line makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management Value Line® 30 Fund, the JNL/Mellon Capital Management VIP Fund, and the JNL/Mellon Capital Management JNL Optimized 5 Fund.  Jackson is not affiliated with any Value Line Company.

THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”).  THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI.  MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC.  NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE.  MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY.  NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES.  NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND IS REDEEMABLE.  FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND .

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND , OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND , OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

APPENDIX B

CONTRACT ENHANCEMENT RECAPTURE CHARGE PROSPECTUS EXAMPLES

Example 1 illustrates the application of the 4% Contract Enhancement endorsement to a Contract with a single Premium payment and the application of withdrawal charges (using the base withdrawal charge schedule) and recapture charges upon a partial withdrawal when earnings exceed 10% of Remaining Premium (and, therefore, there is no free withdrawal).  This example assumes that the Contract is issued on October 1, 2011, and that the Contract Value grows to $128,837.76 by September 30, 2015.  The Contract Owner requests that he or she be sent $100,000 on September 30, 2015.  The Contract Value will have to be reduced by not only the $100,000, but also by the applicable Withdrawal Charge and Recapture Charge owed to us given the amount of Premium withdrawn that is subject to those charges, as illustrated below.

Example 1
10/1/2011	: Contract Issue Date
$100,000.00	: Premium
4.00%	: Contract Enhancement Percentage
$4,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (4.00%))
5.50%	: Withdrawal Charge Percentage for Completed Year 3-4 (WC%)
2.50%	: Recapture Charge Percentage for Completed Year 3-4 (RC%)
5.50%	: Hypothetical Net Return

At end of Year 4
9/30/2015
$128,837.76	: Contract Value at end of Year 4
$100,000.00	: Net Withdrawal Amount (The amount requested to be sent.)

$28,837.76	: Earnings (Contract Value ($128,837.76) less Premium ($100,000)), which are presumed to be withdrawn first and without charges.
$71,162.24	: Net Withdrawal Amount requested ($100,000) minus Earnings ($28,837.76).
$77,350.26
: Corresponding Premium.  The amount to which the appropriate recapture charge percentage and withdrawal charge percentage are applied.  This amount is determined by multiplying the Net Withdrawal Amount requested minus Earnings ($71,162.24) by a factor determined by the percentage amounts of the applicable charges.  It is the actual amount of Premium that will need to be withdrawn to send the Contract Owner the Net Withdrawal Amount and apply the remainder to pay the charges to us.  In this example, the corresponding Premium is specifically calculated as follows: $71,162.24 X (1/[1 – (5.50% + 2.50%)]) = $77,350.26.  In this calculation, the 5.50% represents the WC%, and the 2.50% represents the RC%.

$100,000.00	: Net Withdrawal Amount
$4,254.26	: Withdrawal Charge: $77,772.94 multiplied by WC% (5.50%)
$1,933.76	: Recapture Charge: $77,772.94 multiplied by RC% (2.50%)
$106,188.02
: Total Withdrawal Amount (Net Withdrawal requested ($100,000.00) plus the Withdrawal Charge ($4,254.26) and the Recapture Charge ($1,933.76) that is imposed on the withdrawal of Premium) which is the total amount deducted from the Contract Value

$22,649.74	: Contract Value after Total Withdrawal ($128,837.76 less $106,188.02)

Example 2 illustrates the application of the 4% Contract Enhancement endorsement to a Contract with multiple Premium payments and the application of withdrawal charges (using the base withdrawal charge schedule) and recapture charges upon a partial withdrawal when earnings do not exceed 10% of Remaining Premium.  This example assumes that the Contract is issued on October 1, 2011, the Contract Owner makes an additional Premium payment of $100,000 on November 1, 2013, and that the Contract Value grows to $207,000 by December 15, 2013.  The Contract Owner requests that he or she be sent $150,000 on December 15, 2013.  The Contract Value will have to be reduced by not only the $150,000, but also by the applicable Withdrawal Charge and Recapture Charge owed to us given the amount of Premium withdrawn that is subject to those charges, as illustrated below.  For purposes of the withdrawal charge and recapture charge, we treat withdrawals as coming first from earnings, which are withdrawn without withdrawal charges and recapture charges, and then from the oldest Remaining Premium, which will have the lowest withdrawal charges and recapture charges of any Premium remaining in the Contract.

Example 2
10/1/2011	: Contract Issue Date
$100,000.00	: Premium 1
4.00%	Contract Enhancement Percentage
$4,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (4.00%))
6.50%	: Withdrawal Charge Percentage for Completed Year 2-3 (WC%1)
2.50%	: Recapture Charge Percentage for Completed Year 2-3 (RC%1)

11/1/2013
$100,000.00	: Premium 2 received in Contract Year 2-3
3.00%	: Contract Enhancement Percentage for Premium received in Contract Year 2-3
$3,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (3.00%))
8.50%	: Withdrawal Charge Percentage for Completed Year 0-1 (since the receipt of the Premium) (WC%2)
2.50%	: Recapture Charge Percentage for Completed Year 0-1 (since the receipt of the Premium) (RC%2)
0.00%	: Hypothetical Net Return

12/15/2013
$207,000.00	: Contract Value
$150,000.00	: Net Withdrawal Amount (The amount requested to be sent.)

$7,000.00	: Earnings (Contract Value ($207,000) less Premiums ($200,000)), which are presumed to be withdrawn first and without charges.
$13,000.00	: Amount available for withdrawal under the free withdrawal provision [(Premium ($200,000) multiplied by 10%) less Earnings ($7,000)]
$130,000.00	: Net Withdrawal Amount ($150,000) requested minus Earnings ($7,000) and minus the free withdrawal amount ($13,000)).

$100,000.00	: Total Corresponding Premium 1, which is the oldest Remaining Premium. All of this Premium must be withdrawn to meet the requested Net Withdrawal Amount.
$91,000.00
: The amount of Premium 1 withdrawn after deducting the Withdrawal Charge and the Recapture Charge paid to us (Total Corresponding Premium 1 withdrawn ($100,000) less the Withdrawal Charge from Premium 1($100,000 multiplied by WC%1 (6.50%) equals $6,500) less the Recapture Charge from Premium 1 ($100,000 multiplied by RC%1 (2.50%) equals $2,500))

$39,000.00
: Net withdrawal amount needed from Premium 2, which is equal to the Net Withdrawal Amount requested ($150,000), minus Earnings ($7,000), minus the free withdrawal amount ($13,000), and minus the amount withdrawn from Premium 1 after deducting the Withdrawal Charge and the Recapture Charge ($91,000)

$43,820.22
: Total Corresponding Premium 2.   The amount of Premium 2 to which the appropriate recapture charge percentage and withdrawal charge percentage are applied.  This amount is determined by multiplying the net withdrawal amount needed from Premium 2 ($39,500) by a factor determined by the percentage amounts of the applicable charges.  In this example, the corresponding Premium 2 is specifically calculated as follows: $39,000 X (1/[1 – (8.50% + 2.50%)]) = $44,382.02.  In this calculation, the 8.50% represents the WC%2, and the 2.50% represents the RC%2.

$150,000.00	: Net Withdrawal Amount
$6,500.00	: Withdrawal Charge from Premium 1: $100,000 multiplied by WC%1 (6.50%)
$2,500.00	: Recapture Charge from Premium 1: $100,000 multiplied by RC%1 (2.50%)
$3,724.72	: Withdrawal Charge from Premium 2: $43,820.22 multiplied by WC%2 (8.50%)
$1,095.51	: Recapture Charge from Premium 2: $43,820.22 multiplied by RC%2 (2.50%)
$163,820.23
: Total Withdrawal Amount (Net Withdrawal requested ($150,000.00) plus the Withdrawal Charge ($6,500.00 plus $3,724.72 equals $10,224.72 in total Withdrawal Charges) and the Recapture Charge ($1095.51 plus $2,500.00 equals $3,595.51 in total Recapture Charges) that is imposed on the withdrawal of Premium) which is the total amount deducted from the Contract Value)

$43,179.77	: Contract Value after Total Withdrawal ($207,000.00 less $163,820.23)

Example 3 illustrates the application of the 4% Contract Enhancement endorsement to a Contract with a single Premium payment and the application of recapture charges when a contract is annuitized and the corresponding Income Date is within the recapture charge schedule (please see the Recapture Charge Schedule(s) beginning on page 45 of this prospectus).  This example assumes that the Contract is issued on October 1, 2011, and that the Contract Value grows to $128,837.76 by September 30, 2015.  The Contract Owner requests to annuitize his or her Contract and the Income Date is September 30, 2015.

Example 3
10/1/2011	: Contract Issue Date
$100,000.00	: Premium
4.00%	: Contract Enhancement Percentage
$4,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (4.00%))
2.50%	: Recapture Charge Percentage for Completed Year 3-4 (RC%)
5.50%	: Hypothetical Net Return

At end of Year 4
9/30/2015	: Income Date
$128,837.76	: Contract Value at end of Year 4
$2,500.00	: Recapture Charge when the Income Date is at the end of Year 4: Premium ($100,000) multiplied by RC% (2.50%)
$126,337.76	: Contract Value to be annuitized (Contract Value less Recapture Charge on the Income Date)

APPENDIX C

BROKER-DEALER SUPPORT

Below is a complete list of broker-dealers that received marketing and distribution and/or administrative support in 2010 from the Distributor in relation to the sale of our variable insurance products.

[TO BE UPDATED BY AMENDMENT]

1st Global Capital Corporation	CFD Investments, Inc.	G.A. Repple & Company	Kenai Investments Inc.
Allen & Company	Coastal Equities	G.W. Sherwood Associates, Inc.	Key Investments
American Equity Investment Crp	Commonwealth Financial Network	Geneos Wealth Management, Inc.	KMS Financial Services Inc.
American Funds	Community Bankers Securities	Genworth Financial Securities	Koehler Financial, LLC
American Independent Securities Group	Comprehensive Asset Mgmt and Servicing, Inc.	Girard Securities, Inc.	Kovack Securities, Inc.
American Investors Company	Coordinated Capital Securities	Great American Advisors, Inc.	Labrunerie Financial, Inc.
American Portfolios Financial Services, Inc.	Cornerstone Wealth Advisor Inc.	GWN Securities, Inc.	Lasalle St Securities LLC
Ameriprise Advisor Services	Crowell, Weedon & Company	H. Beck, Inc.	Legend Equities Corp.
Ameritas Investment Corp.	Crown Capital Securities L.P.	H.D. Vest Investment Securities	Leonard & Company
Arvest Asset Management	Cuna Brokerage Services	Hantz Financial Services, Inc.	Liberty Partners Financial
Askar Corp	CUSO Financial Services	Harbor Financial Services	Lincoln Financial Advisors
Aurora Capital LLC	D.A. Davidson & Co.	Harbour Investment, Inc.	Lincoln Financial Securities
Ausdal Financial Partners Inc.	D H Hill Securities LLP	Harger & Company	Lincoln Investment Planning
AXA Advisors LLC	Davenport & Company, LLC	Harris Investors Services	Lowell & Company Inc.
BancWest Investment Services Inc.	David A. Noyes & Company	Harvest Capital LLC	LPL Financial Corporation
BB&T Investment Services Inc.	Delta Equity Services	Hazard & Siegel, Inc.	M & T Securities
BCG Securities	Dewaay Financial Network, LLC	HBW Securities	M&I Financial Advisors, Inc.
Beneficial Investment Services	Eagle One Investments, LLC	Hilliard Lyons	M. Griffith, Inc.
Benjamin F. Edwards & Co. Inc.	Equable Securities Corp	Hornor Townsend & Kent, Inc.	Madison Avenue Securities
Berthel Fisher & Company Financial Services	Equitas America	HSBC Securities	Main Street Securities
Bestvest Investments LTD	Equity Services, Inc.	Huntington Investment Company	Merrill Lynch, Pierce, Fenner
BFT Financial Group	Essex National Securities, Inc.	IBN Financial Services	& Smith, Inc.
BOSC, Inc.	Fifth Third Securities	IMS Securities	Metlife Securities
Brewer Financial Services	Financial Advisers of America	Independence Capital Company	Michigan Securities Inc.
Bristol Financial Services Inc.	Financial Network Investment	Independent Financial Group	Mid Atlantic Securities Inc.
Broker Dealer Financial	Financial Telesis Inc.	Infinex Investments Inc.	MidAmerica Financial Services
BrokersXpress, LLC	Financial West Investment Group	ING Financial Advisers	Milkie/Ferguson Investments
Brookstone Securities	Fintegra Financial Solutions	ING Financial Partners Inc.	MML Investors Services Inc.
Cadaret, Grant & Company	First Allied Securities, Inc.	Institutional Securities Corp.	Moloney Securities Co., Inc.
Cambridge Investment Research	First Citizens Investor Services	InterCarolina Financial Services	Money Concepts Capital Corp.
Cantella & Co, Inc.	First Citizens Securities Corp.	Invest Financial Corporation	Money Management Advisory, Inc.
Cape Securities Inc.	First Financial Equity	Investacorp, Inc.	Morgan Keegan & Company
Capital Financial Services	First Heartland Capital, Inc.	Investment Centers of America, Inc.	Multi-Financial Securities Corp.
Capital Financial Solutions	First Independent Financial	Investment Professionals, Inc.	Mutual of Omaha Investor Services, Inc.
Capital Growth Resources	First Liberties Financial	Investors Capital Corp.	Mutual Trust Company
Capital Guardian LLC	First Merit Financial Services	Investors Security Co Inc.	National Planning Corporation
Capital Investment Group	Foothill Securities, Inc.	J P Turner & Company, LLC	Navy Federal Brokerage Services
Capitol Securities Management	Foresters Equity Services Inc.	J W Cole Financial Inc.	Neidiger Tucker Bruner, Inc.
Capwest Securities, Inc.	Fortune Financial Services	Janney Montgomery Scott LLC	Newbridge Securities Corporation
Centaurus Financial, Inc.	Founders Financial Securities	J.J.B. Hilliard, W.L. Lyons, Inc.	Newport Coast Securities, Inc.
Center Street Securities	FSC Securities Corporation	JRL Capital Corporation	NEXT Financial Group, Inc.
NFP Securities, Inc.	RBC Capital Markets Corp.	St. Bernard Financial Services	United Planners
Northeast Securities, Inc.	Regal Securities Inc.	Sterne Agee Financial Services	USA Financial Securities Corp.
Northridge Securities Corp.	Resource Horizons Group	Stifel Nicolaus & Company	UVEST
NPB Financial Group	Ridgeway & Conger Inc.	Stonehurst Securities, Inc.	Valic Financial Advisors, Inc.
NRP Financial, Inc.	Robert W Baird & Company, Inc.	Strategic Financial Alliance	Valley National Investments
OneAmerica Securities	Rogan & Associates, Inc.	Summit Brokerage Services, Inc.	Valmark Securities, Inc.
Oppenheimer & Co., Inc.	Royal Alliance Associates, Inc.	Summit Equities Inc.	Vanderbilt Securities LLC
Pacific West	Royal Securities	Sunset Financial Services, Inc.	VSR Financial Services, Inc.
Packerland Brokerage Services	Sagepoint Financial, Inc.	SWBC Investment Services, LLC	Wall Street Financial Inc.
Park Avenue Securities	Sammons Securities Company, LLC	Symetra Investment Services	Walnut Street Securities
Paulson Investment Company	Sanders Morris Harris, Inc.	Synergy Investment Group	Waterford Investor Services
People’s Securities, Inc.	Securian Financial Services	The Investment Center, Inc.	Wayne Hummer Investments
Planmember Securities	Securities America, Inc.	The Leaders Group, Inc.	Wedbush Morgan Securities
Presidential Brokerage, Inc.	Securities Service Network	The O.N. Equity Sales Company	Wells Fargo Advisors LLC
Prime Capital Services Inc.	Sigma Financial Corporation	Thrivent Investment Management	Western Equity Group
Primevest Financial Services, Inc.	Signator Investors, Inc.	Tower Square Securities, Inc.	Westminster Financial
Pro Equities, Inc.	SII Investments, Inc.	Transamerica Financial Advisors, Inc.	WFG Investments, Inc.
Professional Asset Management	Silver Oak Securities	Triad Advisors, Inc.	Williams Financial Group
Prospera Financial Services, Inc.	SMH Capital, Inc.	Triune Capital Advisors	Woodbury Financial Services, Inc.
Purshe Kaplan Sterling	Sorrento Pacific Financial, LLC	Trustmont Financial Group	Workman Securities
QA3 Financial Corporation	Southeast Investments	U.S. Bancorp Investments, Inc.	World Equity Group, Inc.
Quest Securities	Southwest Securities Financial Services	UBS Financial Services, Inc.	World Group Securities Inc.
Questar Capital Corp	Spectrum Capital	UnionBanc Investment Services LLC	WRP Investments Inc.
Raymond James	Spire Securities, LLC	United Equity Securities	Wunderlich Securities

APPENDIX D

GMWB PROSPECTUS EXAMPLES

I.      SAFEGUARD MAX

Unless otherwise specified, the following examples assume you elected SafeGuard Max GMWB with a 7% benefit when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges, and no prior partial withdrawals have been made. The examples also assume that the GMWB has not been terminated as described in the Access to Your Money section of this prospectus.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $7,000, which is 7% of your initial GWB ($100,000*0.07 = $7,000).

▪
Example 1b: If the GMWB is elected after issue (if permitted) when the Contract Value is $105,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected:

♦	Your initial GWB is $100,000, which is your Contract Value ($105,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.
♦	Your GAWA is $7,000, which is 7% of your initial GWB ($100,000*0.07 = $7,000).

▪
Example 1c: If the GMWB is elected after issue (if permitted) or you convert to another GMWB, if permitted, when the Contract Value is $110,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected or converted:

♦
Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.  If you converted your GMWB when the GWB for your former GMWB was $120,000 and the Contract Value less the Recapture Charge declined to $105,000 prior to the conversion date, the conversion to the new GMWB would result in a $15,000 reduction in the GWB.

♦	Your GAWA is $7,350, which is 7% of your initial GWB ($105,000*0.07 = $7,350).

▪	Notes:
♦	Your GAWA% and GAWA are not determined until the earlier of the time of your first withdrawal or the date that your Contract Value reduces to zero.

Example 2: This example demonstrates how your GAWA% is determined.  Your GAWA% is determined on the earlier of the time of your first withdrawal or the date that your Contract Value reduces to zero. Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 7% based on your attained age and your GWB is $100,000, your initial GAWA is $7,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.07 = $7,000).

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000 at the time of payment, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $10,500, which is your GAWA prior to the additional Premium payment ($7,000) plus 7% of your additional Premium payment ($50,000*0.07 = $3,500).

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $346,500 at the time of payment:

♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $350,000, which is your GAWA prior to the additional Premium payment ($346,500) plus 7% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.07 = $3,500).

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA % has been determined.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA for endorsements for non-qualified and qualified Contracts that do not permit withdrawals in excess of the GAWA or which is the greater of your GAWA or your RMD for those GMWBs related to qualified Contracts that permit withdrawals in excess of the GAWA to equal your RMD).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($7,000) when your GWB is $100,000:
♦	Your new GWB is $93,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,000).
♦	Your GAWA for the next year remains $7,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($93,000 / $7,000 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($7,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $7,000, since your withdrawal did not exceed the greater of your GAWA ($7,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($92,500 / $7,000 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 5a – SafeGuard Max: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($7,000) when your Contract Value is $146,500 and your GWB is $100,000:
♦
Your  new GWB is $91,000, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $7,000)*(1 - ($10,000 - $7,000) / ($146,500 - $7,000)) = $91,000].

♦
Your GAWA is recalculated to equal $6,849, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$7,000 * (1 - ($10,000 - $7,000) / ($146,500 - $7,000)) = $6,849].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($91,000 / $6849 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($7,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
Your new GWB is $90,153, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $7,000)*(1 - ($10,000 - $7,000) / ($105,000 - $7,000)) = $90,153].

♦
Your GAWA is recalculated to equal $6,786, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$7,000 * (1 - ($10,000 - $7,000)/($105,000 - $7,000)) = $6,785].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($90,153 / $6,786 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($7,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $87,188, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $7,000) * (1 - ($10,000 - $7,000) / ($55,000 - $7,000)) = $87,188].

♦
Your GAWA is recalculated to equal $6,563, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$7,000*(1-($10,000-$7,000)/($55,000 - $7,000))=$6,563].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 14 years to deplete your GWB ($87,188 / $6,563 per year = 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example illustrates how GMWB values are re-determined upon step-up.

▪	Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value is $200,000, your GWB is $90,000, and your GAWA is $7,000:
♦	Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value.
♦	Your GAWA for the next year is recalculated to equal $14,000, which is the greater of 1) your GAWA prior to the step-up ($7,000) or 2) 7% of your new GWB ($200,000*0.07 = $14,000).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 15 years to deplete your GWB ($200,000 / $14,000 per year = 15 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value is $90,000, your GWB is $80,000, and your GAWA is $7,000:
♦	Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value.
♦	Your GAWA for the next year remains $7,000, which is the greater of 1) your GAWA prior to the step-up ($7,000) or 2) 7% of your new GWB ($90,000*0.07 = $6,300).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 13 years to deplete your GWB ($90,000 / $7,000 per year = 13 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
The Company may increase the GMWB charge upon step-up. By not electing to step-up, you can avoid the potential increase in charge due to step-up. You should carefully consider this decision and consult your representative.

♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

▪
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value is $200,000, your GAWA is $7,000, your GAWA% is not eligible for re-determination upon step-up, your GWB is $100,000 and you wish to step-up your GWB (or your GWB is due to step-up automatically) and you also wish to take a withdrawal of an amount equal to $7,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $14,000, which is the greater of 1) your GAWA prior to the step-up ($7,000) or 2) 7% of your new GWB ($200,000*0.07 = $14,000).  On the day following the step-up and after the withdrawal of $7,000, your new GWB is $193,000, which is your GWB less the amount of the withdrawal ($200,000 - $7,000 = $193,000) and your GAWA will remain at $14,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 14 years to deplete your GWB ($193,000 / $14,000 per year = approximately 14 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  .

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $93,000, which is your GWB less the amount of the withdrawal ($100,000 - $7,000 = $93,000) and your Contract Value becomes $193,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $7,000 = $193,000).  Upon step-up following the withdrawal, your GWB is set equal to $193,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $13,510, which is the greater of 1) your GAWA prior to the step-up ($7,000) or 2) 7% of your new GWB ($193,000*0.07 = $13,510).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 15 years to deplete your GWB ($193,000 / $13,510 per year = 15 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	As the example illustrates, when considering a request for a withdrawal at or near the same time as the election of a step-up, the order of the transactions may impact your GAWA.
-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-
If the step-up would result in an increase in your GAWA, and the requested withdrawal is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	The Company may increase the GMWB charge upon step-up.
♦	Your GAWA% is determined at the time of the withdrawal (if not previously determined).
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

II.      AUTOGUARD 5, AUTOGUARD 6

Unless otherwise specified, the following examples assume you elected an AutoGuard 5 GMWB with a 5% benefit when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges, and no prior partial withdrawals have been made. The examples also assume that the GMWB has not been terminated as described in the Access to Your Money section of this prospectus.  If you elected an AutoGuard 6 GMWB instead of an AutoGuard 5 GMWB, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with a 6%.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).

▪	Example 1b : If the GMWB is elected after issue (if permitted) when the Contract Value is $105,000 and your Contract includes a Contract Enhancement at the time the GMWB is elected:
♦	Your initial GWB is $105,000, which is your Contract Value ($105,000) on the effective date of the endorsement.
♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

Example 2: This example demonstrates how your GAWA is determined.

▪	If your GAWA% is 5% based on your Contract and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000 at the time of payment, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $152,500, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000) plus the Contract Enhancement resulting from the Premium payment ($2,500).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,625, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of the amount of increase in your GWB resulting from the additional Premium payment

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA for endorsements for non-qualified and qualified Contracts that do not permit withdrawals in excess of the GAWA or which is the greater of your GAWA or your RMD for those GMWBs related to qualified Contracts that permit withdrawals in excess of the GAWA to equal your RMD).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 5a: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
♦
Your new GWB is $91,200, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
Your new GWB is $90,250, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $85,500, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example illustrates how GMWB values are re-determined upon step-up.

▪	Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value is $200,000, your GWB is $90,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value.
♦	Your GAWA for the next year is recalculated to equal $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($200,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value is $90,000, your GWB is $80,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value.
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
The Company may increase the GMWB charge upon step-up. You will have an opportunity to discontinue the automatic step-ups and avoid the potential increase in charge due to step-up. You should carefully consider this decision and consult your representative.

♦	Your GWB will only step-up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

▪
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value is $200,000, your GAWA is $5,000, your GWB is $100,000 and you wish to step-up your GWB (or your GWB is due to step-up automatically) and you also wish to take a withdrawal of an amount equal to $5,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).  On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value becomes $195,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000).  Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
As the example illustrates, when considering a request for a withdrawal at or near the same time as the election or automatic application of a step-up, the order of the transactions may impact your GAWA.

-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-
If the step-up would result in an increase in your GAWA and the requested withdrawal is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	The Company may increase the GMWB charge upon step-up.
♦	Your GWB will only step-up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

III.      JACKSON SELECT PROTECTOR

Unless otherwise specified, the following examples apply to and assume you elected Jackson Select Protector GMWB (referred to below as a GMWB) when you purchased your Contract, no other optional benefits other than any available Contract Enhancement that could be elected, your initial Premium payment net of any applicable Premium taxes, plus any Contract Enhancement was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges and no prior partial withdrawals have been made.  The examples assume that your age when the GAWA% is first determined corresponds to a GAWA% of 5% and any For Life Guarantee has not been terminated.  If your age at the time the GAWA% is first determined corresponds to a GAWA% other than 5%, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%. References to the Select Protector Death Benefit refer to a death benefit provided by the Jackson Select Protector GMWB, but not to any separate death benefit endorsement.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5000).

▪	Example 1b: If the GMWB is added after issue (subject to availability) when the Contract Value is $105,000:
♦	Your initial GWB is $105,000, which is your Contract Value on the effective date of the endorsement.
♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Notes:
♦
Your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, if the endorsement is elected at issue or your Contract Value if the endorsement is elected after issuance of the Contract, subject to availability.

♦	Your initial Select Protector Death Benefit is set equal to your initial GWB.

Example 2: This example demonstrates how your GAWA% is determined.  Your GAWA% is determined on the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of the Life Income of a GMWB Income Option.  Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

▪	Your GAWA% will be re-determined based on your attained age if your Contract Value at the time of a step-up is greater than the BDB.

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement of $50,000 and your GWB is $100,000 at the time of payment:

♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦
Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement ($50,000*0.05 = $2,500).

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

♦
Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement ($100,000) exceeds the maximum of $5,000,000.

♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA% has been determined.
♦	Your BDB is increased by the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement. The BDB is not subject to a maximum of $5,000,000.
♦	Your Select Protector Death Benefit is increased by the Premium payment, net of any applicable Premium taxes, plus any Contract Enhancement, subject to a maximum of $5,000,000.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA)).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the death of any Owner or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your initial and unchanged RMD ($7,500),  it would take approximately an additional   12  years to deplete your GWB ($92,500 / $7,500 per year = approximately 12  years), provided that there are no further adjustments made to your GWB or your RMD (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your RMD could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 12  years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦	Your Select Protector Death Benefit will be reduced by the amount of the withdrawal since the withdrawal did not exceed the greater of the GAWA or the RMD.
♦	If the For Life Guarantee is not in effect, at the end of each Contract Year your GAWA would not be permitted to exceed your remaining GWB.
♦	Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 5a: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
♦
Your new GWB is $91,200, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the any death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
Your new GWB is $90,250, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $85,500, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Select Protector Death Benefit will be reduced in the same manner that the GWB is reduced; it is first reduced dollar-for-dollar for the GAWA and then is reduced in the same proportion that the Contract Value is reduced for the amount of the withdrawal in excess of the GAWA.  If the For Life Guarantee is not in effect, at the end of each Contract Year your GAWA would not be permitted to exceed your remaining GWB.

♦
The Excess Withdrawal is defined to be the lesser of the total amount of the current partial withdrawal, or the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example illustrates how GMWB values are re-determined upon automatic step-up.

▪	Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value is $200,000, your GWB is $90,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value.
♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value at the time of the step-up is greater than your BDB.

-	If, in the example above, your BDB is $100,000 and the GAWA% at the applicable attained age is 6%:
•	Your GAWA% is set to 6%, since your Contract Value ($200,000) is greater than your BDB ($100,000).
•	Your GAWA is equal to $12,000, which is your new GWB multiplied by your new GAWA% ($200,000 * 0.06 = $12,000).
•	Your BDB is recalculated to equal $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($200,000).

▪	Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value is $90,000, your GWB is $80,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value.
♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value is greater than your BDB.  However, in this case, it is assumed that your initial Premium, net of any applicable Premium taxes, plus any Contract Enhancement is $100,000.  Your BDB would not be less than $100,000, so this would not cause a re-determination of the GAWA%.  Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).  In addition, if your BDB is $100,000 prior to the step-up, your BDB remains $100,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($90,000).

▪	Notes:
♦
Your endorsement contains a provision allowing the Company to increase the GMWB charge upon step-up. You will have an opportunity to discontinue the automatic step-ups and avoid the potential increase in charge due to step-up. You should carefully consider this decision and consult your representative.

♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.
♦	Your Select Protector Death Benefit remains unchanged since step-ups do not impact the Select Protector Death Benefit.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

▪
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value is $200,000, your GAWA is $5,000, your GWB is $100,000, your GWB is due to step-up automatically, and you also wish to take a withdrawal of an amount equal to $5,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value.  At that time, your GAWA is equal to $10,000, which is 5% of your new GWB ($200,000*0.05 = $10,000).  On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your BDB is $100,000 just prior to the step-up, then at the time of step-up, your BDB is recalculated and is equal to $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($200,000).  Your BDB is not adjusted upon withdrawal since the BDB is not reduced for partial withdrawals.

♦
 If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value becomes $195,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000).  Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your BDB is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your BDB is not adjusted since the BDB is not reduced for partial withdrawals.  At the time of step-up, your BDB is recalculated and is equal to $195,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($195,000).

▪	Notes:
♦	As the example illustrates, when considering a request for a withdrawal at or near the same time as application of a step-up, the order of the two transactions may impact your GAWA.
-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied. If the step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	The GAWA% is determined at the time of the withdrawal (if not previously determined).
-	The GAWA% is re-determined upon step-up if your Contract Value is greater than your BDB.
♦
Your Select Protector Death Benefit would not be adjusted for the step-up since step-ups do not impact the Select Protector Death Benefit, but your Select Protector Death Benefit may be reduced for the withdrawal.

♦	If the For Life Guarantee is not in effect, at the end of each Contract Year, your GAWA would not be permitted to exceed your remaining GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where a minimum death benefit is reduced proportionately for withdrawals, the death benefit may be reduced by more than the amount of the withdrawal.

Example 8: This example illustrates how the For Life Guarantee is affected upon death of the Owner on a For Life GMWB with Joint Option.

▪	This example demonstrates what happens if at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or begin on the date the For Life Guarantee becomes effective. The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect.  The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.

♦	Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

Example 9: This example demonstrates how funds are transferred to or from the GMWB Fixed Account, on each Contract Monthly Anniversary, via the formulas defined in the Transfer of Assets Methodology in Appendix E.  The annuity factors referenced in this example are also found in Appendix E.  (This example only applies if your endorsement contains a Transfer of Assets provision.)

▪
Example 9a: This example demonstrates what happens if on your first Contract Monthly Anniversary, your annuity factor is 15.26, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $0, your Separate Account Contract Value is $95,000, and your Fixed Account Contract Value is $5,000:

♦	Your liability is equal to $91,560, which is your GAWA multiplied by your annuity factor ($6,000 * 15.26 = $91,560).
♦
The ratio is equal to 91.56%, which is the liability (net of the GMWB Fixed Account Contract Value) divided by the sum of the Separate Account Contract Value and the Fixed Account Contract Value [($91,560 - $0) / ($95,000 + $5,000) = 91.56%].

♦
Since the ratio (91.56%) is greater than 83%, funds are transferred from the Investment Divisions and the Fixed Account Options to the GMWB Fixed Account.  The amount of the transfer is equal to $57,800, which is the lesser of 1) the Separate Account Contract Value plus the Fixed Account Contract Value ($95,000 + $5,000 = $100,000) or 2) the liability (net of the GMWB Fixed Account Contract Value) less 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($91,560 - $0 - 0.80*($95,000 + $5,000)) / (1 - 0.80) = $57,800].

♦	Your GMWB Fixed Account Contract Value is $57,800, which is your previous GMWB Fixed Account Contract Value plus the amount of the transfer ($0 + $57,800 = $57,800).
♦
Your Separate Account Contract Value is $40,090, which is your previous Separate Account Contract Value less the amount of the transfer multiplied by the ratio of the Separate Account Contract Value to the sum of the Separate Account Contract Value and the Fixed Account Contract Value [$95,000 - $57,800 * ($95,000 / ($95,000 + $5,000)) = $40,090].

♦
Your Fixed Account Contract Value is $2,110, which is your previous Fixed Account Contract Value less the amount of the transfer multiplied by the ratio of the Fixed Account Contract Value to the sum of the Separate Account Contract Value and the Fixed Account Contract Value [$5,000 - $57,800 * ($5,000 / ($95,000 + $5,000)) = $2,110].

▪
Example 9b: This example demonstrates what happens if on your 13th Contract Monthly Anniversary, your annuity factor is 14.83, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $15,000, your Separate Account Contract Value is $90,000, your Fixed Account Contract Value is $10,000, your current allocation percentage to the Investment Divisions is 95%, and your current allocation percentage to the Fixed Account Options is 5%:

♦	Your liability is equal to $88,980, which is your GAWA multiplied by your annuity factor ($6,000 * 14.83 = $88,980).
♦
The ratio is equal to 73.98%, which is the liability (net of the GMWB Fixed Account Contract Value) divided by the sum of the Separate Account Contract Value and the Fixed Account Contract Value [($88,980 - $15,000) / ($90,000 + $10,000) = 73.98%].

♦
Since the ratio (73.98%) is less than 77%, funds are transferred from the GMWB Fixed Account to the Investment Divisions and the Fixed Account Options.  The amount of the transfer is equal to $15,000, which is the lesser of 1) the GMWB Fixed Account Contract Value ($15,000) or 2) the GMWB Fixed Account Contract Value less the liability plus 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($15,000 - $88,980 + 0.80 * ($90,000 + $10,000)) / (1 - 0.80) = $30,100].

♦	Your GMWB Fixed Account Contract Value is $0, which is your previous GMWB Fixed Account Contract Value less the amount of the transfer ($15,000 - $15,000 = $0).
♦
Your Separate Account Contract Value is $104,250, which is your previous Separate Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Investment Divisions ($90,000 + $15,000 * 0.95 = $104,250).

♦
Your Fixed Account Contract Value is $10,750, which is your previous Fixed Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Fixed Account Options ($10,000 + $15,000 * 0.05 = $10,750).

▪
Example 9c: This example demonstrates what happens if on your 25th Contract Monthly Anniversary, your annuity factor is 14.39, your GAWA is $6,000, your GMWB Fixed Account Contract Value is $100,000, your Separate Account Contract Value is $0, your Fixed Account Contract Value is $0, your current allocation percentage to the Investment Divisions is 95%, and your current allocation percentage to the Fixed Account Options is 5%:

♦	Your liability is equal to $86,340, which is your GAWA multiplied by your annuity factor ($6,000 * 14.39 = $86,340).
♦	The ratio is not calculated since the sum of the Separate Account Contract Value and the Fixed Account Contract Value is equal to zero.
♦
Since all funds are allocated to the GMWB Fixed Account and the GMWB Fixed Account Contract Value ($100,000) is greater than the liability ($86,340), funds are transferred from the GMWB Fixed Account to the Investment Divisions and the Fixed Account Options.  The amount of the transfer is equal to $68,300, which is the lesser of 1) the GMWB Fixed Account Contract Value ($100,000) or 2) the GMWB Fixed Account Contract Value less the liability plus 80% of the sum of the Separate Account Contract Value and the Fixed Account Contract Value, divided by the difference between one and 80% [($100,000 - $86,340 + 0.80 * ($0 + $0)) / (1 - 0.80) = $68,300].

♦	Your GMWB Fixed Account Contract Value is $31,700, which is your previous GMWB Fixed Account Contract Value less the amount of the transfer ($100,000 - $68,300 = $31,700).
♦
Your Separate Account Contract Value is $64,885, which is your previous Separate Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Investment Divisions ($0 + $68,300 * 0.95 = $64,885).

♦
Your Fixed Account Contract Value is $3,415, which is your previous Fixed Account Contract Value plus the amount of the transfer multiplied by your current allocation percentage to the Fixed Account Options ($0 + $68,300 * 0.05 = $3,415).

▪	Notes:
♦
If your GAWA had not yet been determined prior to the transfer of assets calculation, the GAWA used in the liability calculation will be based on the GAWA% for your attained age (or the attained age of the youngest Covered Life if your endorsement is a For Life GMWB with Joint Option) at the time of the calculation multiplied by your GWB at that time.

♦
The amount transferred from each Investment Division and Fixed Account Option to the GMWB Fixed Account will be in proportion to their current value.  The amount transferred to each Investment Division and Fixed Account Option will be based on your most current Premium allocation instructions.

♦	No adjustments are made to the GWB, the GAWA or the Select Protector Death Benefit as a result of the transfer.

IV.      LIFEGUARD FREEDOM 6 NET

Unless otherwise specified, the following examples apply to and assume you elected LifeGuard Freedom 6 Net GMWB (referred to below as a GMWB) when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges and no prior partial withdrawals have been made. The examples assume that your age when the GAWA% is first determined corresponds to a GAWA% of 5%, the GMWB elected has a bonus percentage of 6%, the Contract Enhancement is 5%, and the GMWB and any For Life Guarantee have not been terminated.  If your age at the time the GAWA% is first determined corresponds to a GAWA% other than 5%, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%.

Example 1: This example demonstrates how GMWB values are set at election.
▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $105,000, which is your initial Premium payment ($100,000) plus any Contract Enhancement ($100,000*0.05=$5,000).
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
♦	Your initial GMWB Earnings Determination Baseline is $100,000, which is your initial Premium payment.

▪	Example 1b: If the GMWB is elected after issue (subject to availability) when the Contract Value is $105,000:
♦	Your initial GWB is $105,000, which is your Contract Value on the effective date of the endorsement.
♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Example 1c: If the GMWB is elected after issue (subject to availability) or you convert to another GMWB, if permitted, when the Contract Value is $110,000 the time the GMWB is elected or converted:
♦	Your initial GWB in your new GMWB is $110,000, which is your Contract Value ($110,000) on the effective date of the endorsement.
♦	Your GAWA is $5,500, which is 5% of your initial GWB ($110,000*0.05 = $5,500).

▪	Notes:
♦
Your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment plus any Contract Enhancement, if the endorsement is elected at issue or your Contract Value if the endorsement is elected after issuance of the Contract (subject to availability).

♦	Your initial Bonus Base is set equal to your GWB at the time of election.
♦	Your initial GWB Adjustment is set equal to 200% times your initial GWB.
♦	Your initial GMWB Earnings Determination Baseline is set equal to your initial Premium payment.

Example 2: This example demonstrates how your GAWA% is determined. Your GAWA% is determined on the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of the Life Income of a GMWB Income Option.  Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

▪	Notes:
♦	Your GAWA% will be re-determined based on your attained age if your Contract Value at the time of a step-up is greater than the BDB.

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000 at the time of payment, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $152,500, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000) plus your Contract Enhancement ($2,500). Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,625, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment plus any Contract Enhancement (($50,000+$2,500)*0.05 = $2,625).
♦
If GMWB Earnings Determination Baseline is $100,000 at the time of the additional Premium payment, your new GMWB Earnings Determination Baseline is $150,000, which is your GMWB Earnings Determination Baseline prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment, plus any Contract Enhancement, of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

♦
Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment, plus any Contract Enhancement ($100,000) exceeds the maximum of $5,000,000.

♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA% has been determined.
♦	Your BDB is increased by the Premium payment, plus any Contract Enhancement. The BDB is not subject to a maximum of $5,000,000.
♦	Your Bonus Base is increased by the Premium payment, plus any Contract Enhancement, subject to a maximum of $5,000,000.
♦
If the Premium payment occurs prior to the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment, plus any Contract Enhancement times 200%, subject to a maximum of $5,000,000.  For example, if, as in Example 3a, you make an additional Premium payment, plus any Contract Enhancement of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 200% of the additional Premium payment, plus any Contract Enhancement.  The resulting GWB Adjustment is $200,000 + $100,000 = $300,000.

♦
If the Premium payment occurs on or after the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment, plus any Contract Enhancement, subject to a maximum of $5,000,000.  For example, if you make an additional Premium payment, plus any Contract Enhancement of $50,000 after your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 100% of the additional Premium payment, plus any Contract Enhancement.  The resulting GWB Adjustment is $200,000 + $50,000 = $250,000.

♦	Your GMWB Earnings Determination Baseline is increased by the Premium payment but does not include the Contract Enhancement. The GMWB Earnings Determination Baseline is not subject to a maximum.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount. (which is the greater of your GAWA or your RMD).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Bonus Base remains unchanged since the withdrawal did not exceed the guaranteed amount; however, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	Your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

♦	This endorsement includes an Earnings-Sensitive Adjustment provision:
-
The GMWB Earnings Determination Baseline will be reduced by the amount of the withdrawal in excess of GMWB Earnings. The GMWB Earnings Determination Baseline cannot be reduced below zero, however.  See Example 14.

-
An Earnings-Sensitive Adjustment will apply to your withdrawal, which will allow you to withdraw additional amounts from your Contract during that Contract Year without causing a proportional reduction of your GMWB.  See Examples 14a and 14b.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 3).

▪	Example 5a: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
♦
Your new GWB is $91,200, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
 Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
 Your new GWB is $90,250, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
 Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $85,500, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
 Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Bonus Base is recalculated to equal the lesser of 1) your Bonus Base prior to the withdrawal or 2) your GWB following the withdrawal.  In addition, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	Your Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

♦	This endorsement includes an Earnings-Sensitive Adjustment provision:
-
The GMWB Earnings Determination Baseline will be reduced by the amount of the withdrawal in excess of GMWB Earnings. The GMWB Earnings Determination Baseline cannot be reduced below zero, however.  See Example 14.

-
Your GWB will be reduced dollar-for-dollar for up to the sum of the Earnings-Sensitive Adjustments during that Contract Year and the GAWA, and your GWB and GAWA will be reduced proportionally only for the portion of the withdrawal in excess of that amount.  See Example 14c.

Example 6: This example illustrates how GMWB values are re-determined upon step-up.

▪	Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value is $200,000, your GWB is $90,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value.
♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life’s attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value at the time of the step-up is greater than your BDB.

-	If, in the example above, your BDB is $100,000 and the GAWA% at the applicable attained age is 6%:
•	Your GAWA% is set to 6%, since your Contract Value ($200,000) is greater than your BDB ($100,000).
•	Your GAWA is equal to $12,000, which is your new GWB multiplied by your new GAWA% ($200,000 * 0.06 = $12,000).
•	Your BDB is recalculated to equal $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($200,000).
♦
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base is recalculated to equal $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).

-
If you have not passed your Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

▪	Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value is $90,000, your GWB is $80,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value.
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 18 years, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life’s attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value  is greater than your BDB.  However, in this case, it is assumed that your initial Premium is $100,000.  Your BDB would not be less than $100,000, implying that this would not be an opportunity for a re-determination of the GAWA%.  In addition, if your BDB is $100,000 prior to the step-up, your BDB remains $100,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($90,000).

♦
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base remains $100,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($90,000).

-	Even though this endorsement allows for the Bonus Period to re-start, your Bonus Period will not re-start since your Bonus Base has not been increased due to the step-up.

▪	Notes:
♦
The Company may increase the GMWB charge upon step-up. You will have an opportunity to discontinue the automatic step-ups and avoid the potential increase in charge due to step-up. You should carefully consider this decision and consult your representative.

♦	Your GWB will only step-up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.
♦	Your GWB Adjustment remains unchanged since step-ups do not impact the GWB Adjustment.
♦	Your GMWB Earnings Determination Baseline remains unchanged since step-ups do not impact the GMWB Earnings Determination Baseline.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

▪
This example demonstrates what happens if prior to any transactions your Contract Value is $200,000, your GAWA is $5,000, your GAWA% is not eligible for re-determination upon step-up your GWB is $100,000 and you wish to step-up your GWB (or your GWB is due to step-up automatically) and you also wish to take a withdrawal of an amount equal to $5,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).  On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the step-up, at the time of step-up, your Bonus Base is recalculated and is equal to $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).  Your Bonus Base is not adjusted upon withdrawal since the amount of the withdrawal does not exceed your GAWA.

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If  your BDB is $100,000 just prior to the step-up, then at the time of step-up, your BDB is recalculated and is equal to $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($200,000).  Your BDB is not adjusted upon withdrawal since the BDB is not reduced for partial withdrawals.

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value becomes $195,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000).  Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your Bonus Base is not adjusted since the amount of the withdrawal does not exceed your GAWA.  At the time of step-up, your Bonus Base is recalculated and is equal to $195,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($195,000).

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life’s 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If your BDB is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your BDB is not adjusted since the BDB is not reduced for partial withdrawals.  At the time of step-up, your BDB is recalculated and is equal to $195,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($195,000).

▪	Notes:
♦
As the example illustrates, when considering a request for a withdrawal at or near the same time as the election or automatic application of a step-up, the order of the transactions may impact your GAWA.

-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.  This is especially true if your endorsement allows for re-determination of the GAWA% and the step-up would result in a re-determination of the GAWA%.

-
A step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	The Company may increase the GMWB charge upon step-up.
♦	Your GWB will only step-up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	Your GAWA% is determined at the time of the withdrawal (if not previously determined).
-	Your GAWA% is re-determined upon step-up if your Contract Value is greater than your BDB.
♦	Your Guaranteed Withdrawal Balance Adjustment provision is terminated at the time of the withdrawal.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

♦
Your GMWB Earnings Determination Baseline would not be adjusted for the step-up since step-ups do not impact the GMWB Earnings Determination Baseline, but your GMWB Earnings Determination Baseline may be reduced for the withdrawal.  See example 14 to see how the GMWB Earnings Determination Baseline is re-determined on a withdrawal.

Example 8: This example illustrates how GMWB values are re-determined upon application of the Guaranteed Withdrawal Balance Bonus.

▪	Example 8a: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $100,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $106,000, which is equal to your GWB plus 6% of your Bonus Base ($100,000 + $100,000*0.06 = $106,000).
♦	Your GAWA for the next year is recalculated to equal $5,350, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($106,000*0.05 = $5,300).
♦
After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($106,000 / $5,300 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 8b: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $90,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $96,000, which is equal to your GWB plus 6% of your Bonus Base ($90,000 + $100,000*0.06 = $96,000).
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($96,000*0.05 = $4,800).
♦
After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($96,000 / $5,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your Bonus Base is not recalculated upon the application of the bonus to your GWB.
♦	Your GAWA is recalculated upon the application of the bonus (as described above) only if the application of the bonus occurs after your GAWA% has been determined.
♦	Your BDB remains unchanged since the BDB is not impacted by the application of the bonus.
♦	Your GWB Adjustment remains unchanged since the GWB Adjustment is not impacted by the application of the bonus.
♦	If the For Life Guarantee is not in effect, and if your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
If your endorsement includes an Earnings-Sensitive Adjustment provision, your GMWB Earnings Determination Baseline remains unchanged since the GMWB Earnings Determination Baseline is not impacted by the application of the bonus.

Example 9: This example illustrates how the GAWA is re-determined when the For Life Guarantee becomes effective after the effective date of the endorsement.  At the time the For Life Guarantee becomes effective, your GAWA is re-determined.

▪	Example 9a: This example demonstrates what happens if on the reset date your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000*0.05 = $2,500).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

▪	Example 9b: This example demonstrates what happens if your Contract Value has fallen to $0 prior to the reset date, your GWB is $50,000 and your GAWA is $5,000:
♦
You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted.  However, your GAWA would not be permitted to exceed your remaining GWB.  Your GAWA is not recalculated since the Contract Value is $0.

♦	The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.

▪	Example 9c: This example demonstrates what happens if on the reset date, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0*0.05 = $0).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

♦
Although your GAWA is $0, upon step-up or subsequent Premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
Your reset date is the Contract Anniversary on or immediately following the date you attain age 59 1/2 (or the date the youngest Covered Life attains, or would have attained, age 59 1/2 if your endorsement is a For Life GMWB with Joint Option).

Example 10: This example illustrates how the For Life Guarantee is affected upon death of the Owner on a For Life GMWB with Joint Option.  (This example only applies if your endorsement is a For Life GMWB with Joint Option.)

▪	This example demonstrates what happens if at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or become effective on the Contract Anniversary on the reset date.  Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect.  The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.

♦	Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

▪	Notes:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the date that the youngest Covered Life attains (or would have attained) age 59 1/2.

♦	Your Bonus Base remains unchanged at the time of continuation.
♦	Your BDB remains unchanged at the time of continuation.
♦	Your GMWB Earnings Determination Baseline remains unchanged at the time of continuation.

Example 11: This example demonstrates how the GWB is re-determined upon application of the Guaranteed Withdrawal Balance Adjustment.

▪
Example 11a: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $160,000, your GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($160,000) or 2) the GWB Adjustment ($200,000).

▪
Example 11b: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $210,000, your GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($210,000) or 2) the GWB Adjustment ($200,000).

▪	Notes:
♦	The GWB Adjustment provision is terminated on the GWB Adjustment Date after the GWB Adjustment is applied (if any).
♦	Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.
♦	No adjustment is made to your Bonus Base since the Bonus Base is not impacted by the GWB Adjustment.
♦	No adjustment is made to your BDB since the BDB is not impacted by the GWB Adjustment.
♦	No adjustment is made to your GMWB Earnings Determination Baseline since the GMWB Earnings Determination Baseline is not impacted by the GWB Adjustment.

Example 12: This example expands on the basic examples at pages 96 and 109 and demonstrates how GMWB values are valued and re-determined at the time of a withdrawal when the Earnings-Sensitive Adjustment increases the permissible withdrawal amount.

▪
Example 12a: This example demonstrates how the Earnings-Sensitive Adjustment is applied if the GMWB Earnings are in excess of the total withdrawal.  This example assumes that you request a withdrawal that includes the applicable Earnings-Sensitive Adjustment, if any, where at the time of the withdrawal your Contract Value is $118,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year. Thus, your requested withdrawal amount (before the application of the Earnings-Sensitive Adjustment) is $5,000:

♦	Your GMWB Earnings are equal to $18,000, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($118,000 - $100,000 = $18,000).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦	The Earnings-Sensitive Adjustment is equal to $3,333, which is the lesser of two quantities:
-	$7,200, which is equal to 40% of the GMWB Earnings (0.40 * $18,000 = $7,200)
-	$3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).
♦
The total withdrawal amount is equal to $8,333, which is the requested withdrawal amount before the Earnings-Sensitive Adjustment (or your MEWAR) plus the Earnings-Sensitive Adjustment ($5,000 + $3,333 = $8,333).

♦	Your Contract Value after the withdrawal is equal to $109,667, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($118,000 - $8,333 = $109,667).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $100,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($0, since the withdrawal of $8,333 is less than the GMWB Earnings of $18,000).  Since the GMWB Earnings is in excess of the total withdrawal the GMWB Earnings Determination Baseline is not reduced.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($3,333 + $5,000 - $8,333 = 0).

♦
Your GWB after the withdrawal is equal to $91,667, which is the GWB before the withdrawal less the total partial withdrawal ($100,000 - $8,333 = $91,667). Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,333) plus the GAWA ($5,000), no proportional reduction applies to your GWB for this withdrawal.

♦
Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($3,333) plus the GAWA ($5,000), your GAWA is unchanged after the withdrawal.

▪
Example 12b: This example demonstrates how the Earnings-Sensitive Adjustment is applied if there are no GMWB Earnings in the Contract, i.e. your Contract Value is less than the GMWB Earnings Determination Baseline at the time of your total withdrawal.  This example assumes that you request a withdrawal that includes the applicable Earnings-Sensitive Adjustment, if any, where at the time of the withdrawal your Contract Value is $98,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year. Thus, your requested withdrawal amount (before the application of the Earnings-Sensitive Adjustment) is $5,000:

♦	Your GMWB Earnings are equal to $0, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($98,000 - $100,000 = -$2,000 which is less than zero).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦	The Earnings-Sensitive Adjustment is equal to $0, which is the lesser of two quantities:
-	$0, which is equal to 40% of the GMWB Earnings (0.40 * $0 = $0)
-	$3,333, which is equal to 2/3 of the lesser of the MEWAR and the withdrawal amount prior to the Earnings-Sensitive Adjustment (2/3 * $5,000 = $3,333).
♦
The total withdrawal amount is equal to $5,000, which is the requested withdrawal amount before the Earnings-Sensitive Adjustment (or your MEWAR) plus the Earnings-Sensitive Adjustment ($5,000 + $0 = $5,000).

♦	Your Contract Value after the withdrawal is equal to $93,000, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($98,000 - $5,000 = $93,000).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $95,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($5,000 - $0 = $5,000).  Since there are no GMWB Earnings at the time of the withdrawal the GMWB Earnings Determination Baseline is reduced by the total withdrawal amount.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $5,000 = 0).

♦
Your GWB after the withdrawal is equal to $95,000, which is the GWB before the withdrawal less the total partial withdrawal ($100,000 - $5,000 = $95,000). Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($0) plus the GAWA ($5,000), no proportional reduction applies to your GWB for this withdrawal.

♦
Since the total partial withdrawals for the year do not exceed the total Earnings-Sensitive Adjustments for the current Contract Year ($0) plus the GAWA ($5,000), your GAWA is unchanged after the withdrawal.

▪
Example 12c: This example demonstrates an Excess Withdrawal that results in a re-determination of your GWB and GAWA.  This example assumes that you request a withdrawal for $15,000 where at the time of the withdrawal your Contract Value is $108,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Earnings Determination Baseline is $100,000, and the For Life Guarantee is in effect. You have taken no other partial withdrawals during the current Contract Year.

♦	Your GMWB Earnings are equal to $8,000, which is the greater of zero and your Contract Value less your GMWB Earnings Determination Baseline ($108,000 - $100,000 = $8,000).
♦
Your MEWAR is equal to $5,000, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($0 + $5,000 - $0 = $5,000).  Since no withdrawals have been taken in the current Contract Year the MEWAR equals the GAWA.

♦
Because you specified a withdrawal of exactly $15,000 including the Earnings-Sensitive Adjustment, the amount of the Earnings-Sensitive Adjustment for that withdrawal must be calculated. This requires a couple of steps.

First, the Earnings-Sensitive Adjustment that would apply to a withdrawal of the MEWAR is calculated.  This is the maximum Earnings-Sensitive Adjustment that could apply to a withdrawal of any size at that time.  The maximum Earnings-Sensitive Adjustment is equal to $3,200, which is the lesser of two quantities:

$3,200, which is equal to 40% of the GMWB Earnings (0.40 * $8,000 = $3,200)
$3,333, which is equal to 2/3 of the MEWAR (2/3 * $5,000 = $3,333).

Second, your requested withdrawal is compared to the withdrawal of the MEWAR ($5,000) plus the maximum Earnings-Sensitive Adjustment ($3,200).  Your requested withdrawal of $15,000 is greater than $8,200 ($5,000 + $3,200), so your Earnings-Sensitive Adjustment is equal to the maximum Earnings-Sensitive Adjustment ($3,200).

Thus, your $15,000 withdrawal has a $3,200 Earnings-Sensitive Adjustment.  Note that the result is the same as if you had requested a withdrawal of $11,800 plus the Earnings-Sensitive Adjustment, since your total withdrawal would also have been $15,000 in that case.

♦	The total withdrawal amount is equal to $15,000. Thus, your requested withdrawal exceeds your GAWA plus the Earnings-Sensitive Adjustment.
♦	Your Contract Value after the withdrawal is equal to $93,000, which is the Contract Value prior to the withdrawal less the total withdrawal amount ($108,000 - $15,000 = $93,000).
♦
Your GMWB Earnings Determination Baseline after the withdrawal is equal to $93,000, which is the GMWB Earnings Determination Baseline prior to the withdrawal ($100,000) reduced by the amount of the withdrawal in excess of GMWB Earnings ($15,000 - $8,000 = $7,000).  Since a portion of the total withdrawal ($7,000) is in excess of GMWB Earnings, the GMWB Earnings Determination Baseline is reduced by the amount of the withdrawal in excess of GMWB Earnings.

♦
Your MEWAR after the withdrawal is equal to $0, which is the greater of zero and the Earnings-Sensitive Adjustments thus far in the current Contract Year plus the GAWA less all partial withdrawals thus far in the current Contract Year ($3,200 + $5,000 - $15,000 = -$6,800 which is less than zero).

♦
Your GWB after the withdrawal is equal to $85,545, which is your GWB reduced dollar-for-dollar for your GAWA plus the Earnings-Sensitive Adjustments in the current Contract Year, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA plus the Earnings-Sensitive Adjustments for the current Contract Year [($100,000 - $8,200) * (1 - ($15,000 - $8,200) / ($108,000 - $8,200)) = $85,545].

♦
Since the total partial withdrawals for the year ($15,000) then exceeds the total Earnings-Sensitive Adjustments for the current Contract Year ($3,200) plus the GAWA ($5,000), your GAWA after the withdrawal is equal to $4,659, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA plus the Earnings-Sensitive Adjustments for the current Contract Year [$5,000*(1-($15,000-$8,200)/($108,000-$8,200))=$4,659].

▪	Notes:
♦	If your For Life Guarantee is not in effect, your Earnings-Sensitive Adjustment may not exceed the greater of zero or your GWB less the MEWAR.
♦
If you request a withdrawal of an exact amount (for example, you wish to take a withdrawal from your Contract Value of only your GAWA, and no more), an Earnings-Sensitive Adjustment will still be calculated.  The effect of that Earnings-Sensitive Adjustment will be to potentially allow for an additional amount available for withdrawal during the current Contract Year without incurring proportional reduction of your benefit.  In other words, due to the Earnings-Sensitive Adjustment your GAWA may decrease by less than the total amount of Contract Value withdrawn.

V.      LIFEGUARD FREEDOM FLEX

Unless otherwise specified, the following examples apply to and assume you elected LifeGuard Freedom Flex GMWB (referred to below as a GMWB) when you purchased your Contract, no other optional benefits other than any available Contract Enhancement that could be elected, your initial Premium payment plus any Contract Enhancement was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges and no prior partial withdrawals have been made.  The examples assume that your age when the GAWA% is first determined corresponds to a GAWA% of 5%, the GMWB elected has a bonus percentage of 7%, and the GMWB and any For Life Guarantee have not been terminated.  If your age at the time the GAWA% is first determined corresponds to a GAWA% other than 5%, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%.  If you elected a GMWB with a bonus percentage other than 7%, the examples will still apply if you replace the 7% in each of the bonus calculations with the appropriate bonus percentage for the GMWB you elected. References to the GMWB Death Benefit refer to a death benefit provided by certain GMWB endorsements, but not to any separate death benefit endorsement.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment plus any Contract Enhancement.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5000).

▪	Example 1b: If the GMWB is added after issue (subject to availability) when the Contract Value is $105,000:
♦	Your initial GWB is $105,000, which is your Contract Value on the effective date of the endorsement.
♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Notes:
♦
Your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment plus any Contract Enhancement, if the endorsement is elected at issue or your Contract Value if the endorsement is elected after issuance of the Contract, subject to availability.

♦	Your initial Bonus Base is set equal to your GWB at the time of election.
♦	Your initial GWB Adjustment is set equal to 200% times your initial GWB.
♦	If your endorsement includes a GMWB Death Benefit provision, your initial GMWB Death Benefit is set equal to your initial GWB.

Example 2: This example demonstrates how your GAWA% is determined.  Your GAWA% is determined on the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of the Life Income of a GMWB Income Option.  Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

▪
Your GAWA% will be re-determined based on your attained age if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of a step-up is greater than the BDB.

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪	Example 3a: This example demonstrates what happens if you make an additional Premium payment plus any Contract Enhancement of $50,000 and your GWB is $100,000 at the time of payment:
♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment plus any Contract Enhancement ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment plus any Contract Enhancement ($50,000*0.05 = $2,500).

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment plus any Contract Enhancement of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:

♦
Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment plus any Contract Enhancement ($100,000) exceeds the maximum of $5,000,000.

♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA% has been determined.
♦	Your BDB is increased by the Premium payment plus any Contract Enhancement. The BDB is not subject to a maximum of $5,000,000.
♦	Your Bonus Base is increased by the Premium payment plus any Contract Enhancement, subject to a maximum of $5,000,000.
♦
If the Premium payment occurs prior to the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment plus any Contract Enhancement times 200%, subject to a maximum of $5,000,000.  For example, if, as in Example 3a, you make an additional Premium payment plus any Contract Enhancement of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 200% of the additional Premium payment plus any Contract Enhancement.  The resulting GWB Adjustment is $200,000 + $100,000 = $300,000.

♦
If the Premium payment occurs on or after the first Contract Anniversary following the effective date of the endorsement, your GWB Adjustment is increased by the Premium payment plus any Contract Enhancement, subject to a maximum of $5,000,000.  For example, if you make an additional Premium payment plus any Contract Enhancement of $50,000 after your first Contract Anniversary following the effective date of the endorsement, and your GWB Adjustment value before the additional Premium payment is $200,000, then the GWB Adjustment is increased by 100% of the additional Premium payment plus any Contract Enhancement.  The resulting GWB Adjustment is $200,000 + $50,000 = $250,000.

♦	If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit is increased by the Premium payment plus any Contract Enhancement, subject to a maximum of $5,000,000.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA)).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the death of any Owner or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your initial and unchanged RMD ($7,500),  it would take approximately an additional   12  years to deplete your GWB ($92,500 / $7,500 per year = approximately 12  years), provided that there are no further adjustments made to your GWB or your RMD (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your RMD could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 12  years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Bonus Base remains unchanged since the withdrawal did not exceed the guaranteed amount; however, no Bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	Your GWB Adjustment provision is terminated since a withdrawal is taken.
♦	If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit will not be reduced since the withdrawal did not exceed the greater of the GAWA or the RMD.
♦	If the For Life Guarantee is not in effect, at the end of each Contract Year your GAWA would not be permitted to exceed your remaining GWB.
♦	Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪	Example 5a: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
♦
Your new GWB is $91,200, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the any death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦
Your new GWB is $90,250, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦
Your new GWB is $85,500, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
Your Bonus Base is recalculated to equal the lesser of 1) your Bonus Base prior to the withdrawal or 2) your GWB following the withdrawal.  In addition, no Bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	Your GWB Adjustment provision is terminated since a withdrawal is taken.
♦
If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit will be reduced in the same proportion that the Contract Value is reduced for the amount of the withdrawal in excess of the GAWA.

♦	If the For Life Guarantee is not in effect, at the end of each Contract Year your GAWA would not be permitted to exceed your remaining GWB.
♦
The Excess Withdrawal is defined to be the lesser of the total amount of the current partial withdrawal, or the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example illustrates how GMWB values are re-determined upon automatic step-up.

▪
Example 6a: This example demonstrates what happens if at the time of step-up your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $200,000, your GWB is $90,000, and your GAWA is $5,000:

♦
Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).

♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of the step-up is greater than your BDB.

-	If, in the example above, your BDB is $100,000 and the GAWA% at the applicable attained age is 6%:
•
Your GAWA% is set to 6%, since your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) ($200,000) is greater than your BDB ($100,000).

•	Your GAWA is equal to $12,000, which is your new GWB multiplied by your new GAWA% ($200,000 * 0.06 = $12,000).
•
Your BDB is recalculated to equal $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($200,000).

♦
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base is recalculated to equal $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).

-
If you have not passed your Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

▪
Example 6b: This example demonstrates what happens if at the time of step-up your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $90,000, your GWB is $80,000, and your GAWA is $5,000:

♦
Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).

♦
If the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is greater than your BDB.  However, in this case, it is assumed that your initial Premium plus any Contract Enhancement is $100,000.  Your BDB would not be less than $100,000, so this would not cause a re-determination of the GAWA%.  Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).  In addition, if your BDB is $100,000 prior to the step-up, your BDB remains $100,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($90,000).

♦
If your Bonus Base is $100,000 just prior to the step-up, your Bonus Base remains $100,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($90,000).

-	Your Bonus Period will not re-start since your Bonus Base has not been increased due to the step-up.

▪	Notes:
♦
Your endorsement contains a provision allowing the Company to increase the GMWB charge upon step-up. You will have an opportunity to discontinue the automatic step-ups and avoid the potential increase in charge due to step-up. You should carefully consider this decision and consult your representative.

♦	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	Your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.
♦	Your GWB Adjustment remains unchanged since step-ups do not impact the GWB Adjustment.
♦
If your endorsement contains a GMWB Death Benefit provision, your GMWB Death Benefit will step-up to the Contract Value only if you are on the 7th Contract Anniversary following the effective date of the endorsement and the Contract Value is greater than the GMWB Death Benefit.

♦
If your endorsement bases step-ups on the Highest Quarterly Contract Value, the Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary plus any Contract Enhancement, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

Example 7: This example demonstrates how the timing of a withdrawal request interacts with the timing of the step-up provision to impact re-determination of GMWB values.

▪
Example 7a: This example demonstrates what happens if prior to any transactions your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is $200,000, your GAWA is $5,000, your GWB is $100,000, your GWB is due to step-up automatically, and you also wish to take a withdrawal of an amount equal to $5,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).  At that time, your GAWA is equal to $10,000, which is 5% of your new GWB ($200,000*0.05 = $10,000).  On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the step-up, at the time of step-up, your Bonus Base is recalculated and is equal to $200,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).  Your Bonus Base is not adjusted upon withdrawal since the amount of the withdrawal does not exceed your GAWA.

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If your BDB is $100,000 just prior to the step-up, then at the time of step-up, your BDB is recalculated and is equal to $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($200,000).  Your BDB is not adjusted upon withdrawal since the BDB is not reduced for partial withdrawals.

♦
 If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) becomes $195,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000).  Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable).  At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your Bonus Base is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your Bonus Base is not adjusted since the amount of the withdrawal does not exceed your GAWA.  At the time of step-up, your Bonus Base is recalculated and is equal to $195,000, which is the greater of 1) your Bonus Base prior to the step-up ($100,000) or 2) your GWB following the step-up ($195,000).

-
If you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your Bonus Base has been increased due to the step-up.

-
If your BDB is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your BDB is not adjusted since the BDB is not reduced for partial withdrawals.  At the time of step-up, your BDB is recalculated and is equal to $195,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) at the time of step-up ($195,000).

▪	Notes:
♦	As the example illustrates, when considering a request for a withdrawal at or near the same time as application of a step-up, the order of the two transactions may impact your GAWA.
-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied. If the step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	Your Bonus Base will be re-determined only if your GWB is increased upon step-up to a value above your Bonus Base just prior to the step-up.
♦	The GAWA% is determined at the time of the withdrawal (if not previously determined).
-
The GAWA% is re-determined upon step-up if your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable) is greater than your BDB.

♦	Your GWB Adjustment provision is terminated at the time of the withdrawal.
♦
If your endorsement contains a GMWB Death Benefit provision, the GMWB Death Benefit will step-up to the Contract Value only if you are on the 7th Contract Anniversary following the effective date of the endorsement and the Contract Value is greater than the GMWB Death Benefit.

♦
If your endorsement bases step-ups on the Highest Quarterly Contract Value, the Highest Quarterly Contract Value is equal to the highest of the quarterly adjusted Contract Values from the four most recent Contract Quarterly Anniversaries, including the Contract Anniversary upon which the step-up is determined. The quarterly adjusted Contract Value is equal to the Contract Value on the Contract Quarterly Anniversary, plus any Premium paid subsequent to that Contract Quarterly Anniversary plus any Contract Enhancement, adjusted for any partial withdrawals taken subsequent to that Contract Quarterly Anniversary.

♦	If the For Life Guarantee is not in effect, at the end of each Contract Year, your GAWA would not be permitted to exceed your remaining GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where a minimum death benefit is reduced proportionately for withdrawals, the death benefit may be reduced by more than the amount of the withdrawal.

Example 8: This example illustrates how GMWB values are re-determined upon application of the Bonus applied to your GWB.

▪	Example 8a: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $100,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $107,000, which is equal to your GWB plus 7% of your Bonus Base ($100,000 + $100,000*0.07 = $107,000).
♦	Your GAWA for the next year is equal $5,350, which is 5% of your new GWB ($107,000*0.05 = $5,350).
♦
After the application of the Bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($107,000 / $5,350 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 8b: This example demonstrates what happens if at the end of a Contract Year in which you have taken no withdrawals, your GWB is $90,000, your Bonus Base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $97,000, which is equal to your GWB plus 7% of your Bonus Base ($90,000 + $100,000*0.07 = $97,000).
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the application of the Bonus ($5,000) or 2) 5% of your new GWB ($97,000*0.05 = $4,850).
♦
After the application of the Bonus, if you continued to take annual withdrawals equal to your GAWA, it would take approximately an additional 20 years to deplete your GWB ($97,000 / $5,000 per year = approximately 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your Bonus Base is not recalculated upon the application of the Bonus to your GWB.
♦	Your GAWA is recalculated upon the application of the Bonus (as described above) only if the application of the Bonus occurs after your GAWA% has been determined.
♦	Your BDB remains unchanged since the BDB is not impacted by the application of the Bonus.
♦	Your GWB Adjustment remains unchanged since the GWB Adjustment is not impacted by the application of the Bonus.
♦	If your endorsement includes a GMWB Death Benefit provision, your GMWB Death Benefit remains unchanged since the GMWB Death Benefit is not impacted by the application of the Bonus.
♦	If the For Life Guarantee is not in effect, at the end of each Contract Year, your GAWA would not be permitted to exceed your remaining GWB.

Example 9: This example illustrates how the GAWA is re-determined when the For Life Guarantee for the LifeGuard Freedom Flex and the LifeGuard Freedom Flex with Joint Option becomes effective after the effective date of the endorsement at age 591/2.  At the time the For Life Guarantee becomes effective, your GAWA is re-determined.  (This example only applies if your endorsement is a For Life GMWB that contains a For Life Guarantee that becomes effective after the effective date of the endorsement.)

▪	Example 9a: This example demonstrates what happens if on the date the For Life Guarantee becomes effective, your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000*0.05 = $2,500).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

▪	Example 9b: This example demonstrates what happens if your Contract Value has fallen to $0 prior to the date the For Life Guarantee becomes effective, your GWB is $50,000 and your GAWA is $5,000:
♦
You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted.  However, your GAWA would not be permitted to exceed your remaining GWB.  Your GAWA is not recalculated since the Contract Value is $0.

♦	The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.

▪	Example 9c: This example demonstrates what happens if on the date the For Life Guarantee becomes effective, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0*0.05 = $0).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

♦
Although your GAWA is $0, upon step-up or subsequent Premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.

Example 10: This example illustrates how the For Life Guarantee is affected upon death of the Owner on a For Life GMWB with Joint Option.

▪	This example demonstrates what happens if at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or begin on the date the For Life Guarantee becomes effective. The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect.  The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.

♦	Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

▪	Notes:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 ½.  Your Bonus Base remains unchanged at the time of continuation.

♦	Your BDB remains unchanged at the time of continuation.

Example 11: This example demonstrates how the GWB is re-determined upon application of the GWB Adjustment.

▪
Example 11a: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $160,000, your GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($160,000) or 2) the GWB Adjustment ($200,000).

▪
Example 11b: This example demonstrates what happens if on the GWB Adjustment Date, your GWB is $210,000, your GWB Adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:

♦	Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the GWB Adjustment ($210,000) or 2) the GWB Adjustment ($200,000).

▪	Notes:
♦	The GWB Adjustment provision is terminated on the GWB Adjustment Date after the GWB Adjustment is applied (if any).
♦	Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.
♦	No adjustment is made to your Bonus Base since the Bonus Base is not impacted by the GWB Adjustment.
♦	No adjustment is made to your BDB since the BDB is not impacted by the GWB Adjustment.
♦	If your endorsement includes a GMWB Death Benefit provision, no adjustment is made to your GMWB Death Benefit since the GMWB Death Benefit is not impacted by the GWB Adjustment.

VI.      MARKETGUARD STRETCH

Unless otherwise specified, the following examples assume you elected MarketGuard Stretch with a 5% benefit when you purchased your Contract, no other optional benefits were elected, your initial Premium payment was $100,000, your GAWA is greater than your Stretch RMD at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges, and no prior partial withdrawals have been made. The examples also assume that the GMWB has not been terminated as described in the Access to Your Money section of this prospectus.

Example 1: This example demonstrates how GMWB values are set at election.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
♦	Your initial GMWB Charge Base is $100,000, which is your initial GWB.

▪
Example 1b: If the GMWB is elected after issue (if permitted) when the Contract Value is $105,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected:

♦	Your initial GWB is $100,000, which is your Contract Value ($105,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
♦	Your initial GMWB Charge Base is $100,000, which is your initial GWB.

▪
Example 1c: If the GMWB is elected after issue (if permitted) or you convert to the GMWB from another GMWB (if permitted) when the Contract Value is $110,000 and your Contract includes a Contract Enhancement with a total Recapture Charge of $5,000 at the time the GMWB is elected or converted:

♦
Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.  If you converted your GMWB when the GWB for your former GMWB was $120,000 and the Contract Value less the Recapture Charge declined to $105,000 prior to the conversion date, the conversion to the new GMWB would result in a $15,000 reduction in the GWB.

♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Notes:
♦	Your GAWA% and GAWA are not determined until the earlier of the time of your first withdrawal or the date that your Contract Value reduces to zero.

Example 2: This example demonstrates how your GAWA% is determined.  Your GAWA% is determined on the earlier of the time of your first withdrawal or the date that your Contract Value reduces to zero. Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

Example 3: This example demonstrates how upon payment of a subsequent Premium, GMWB values may be re-determined.

▪
Example 3a: This example demonstrates what happens if you make an additional Premium payment of $50,000, your GWB is $100,000, your GAWA is $5,000, your GMWB Charge Base is $100,000, and your Contract includes a Contract Enhancement provision which provides $2,500 to your Contract at the time of the Premium payment:

♦
Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GWB is subject to a maximum of $5,000,000 (see Example 3b).

♦	Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment ($50,000*0.05 = $2,500).
♦
Your new GMWB Charge Base is $150,000, which is your GMWB Charge Base prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).  Your GMWB Charge Base is subject to a maximum of $5,000,000 (see Example 3b).

▪
Example 3b: This example demonstrates how GWB and GAWA are affected by the GWB $5,000,000 maximum, upon payment of a subsequent Premium.  If you make an additional Premium payment of $100,000, your GWB is $4,950,000, your GAWA is $247,500, and your GMWB Charge Base is $4,950,000 at the time of payment:

♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).
♦
Your new GMWB Charge Base is $5,000,000, which is the maximum, since your GMWB Charge Base prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.

▪	Notes:
♦	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA % has been determined.

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is the greater of your GAWA or your Stretch RMD).

▪	Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000 and your GMWB Charge Base is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦	Your GMWB Charge Base remains $100,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪
Example 4b: This example demonstrates what happens if you withdraw an amount equal to your Stretch RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and your GMWB Charge Base is $100,000:

♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your Stretch RMD ($7,500).
♦	Your GMWB Charge Base remains $100,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your Stretch RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4).

▪
Example 5a –This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000, your GWB is $100,000, and your GMWB Charge Base is $100,000:

♦
Your  new GWB is $91,200, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

♦
Your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
Your GMWB Charge Base is recalculated to equal $96,000, which is your current GMWB Charge Base reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$100,000,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $96,000].

▪
Example 5b: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000, your GWB is $100,000, and your GMWB Charge Base is $100,000:

♦
Your new GWB is $90,250, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

♦
Your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
Your GMWB Charge Base is recalculated to equal $95,000, which is your current GMWB Charge Base reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$100,000,000 * (1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $95,000].

▪
Example 5c: This example demonstrates what happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000, your GWB is $100,000, and your GMWB Charge Base is $100,000:

♦
Your new GWB is $85,500, which is your GWB reduced dollar-for-dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

♦
Your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.

♦
Your GMWB Charge Base is recalculated to equal $90,000, which is your current GMWB Charge Base reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$100,000,000 * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $90,000].

▪	Notes:
♦	If your GAWA falls below your GWB at the end of your Contract Year, your GAWA will be adjusted to equal your GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: This example demonstrates how the GMWB Maturity Year affects your GMWB.

▪	Example 6a: This example demonstrates what happens if your Contract Value is $5,000 and your GWB is $8,000 at the end of your GMWB Maturity Year:
♦	Your GMWB Maturity Year payment equals $3,000, which is the excess of your GWB ($8,000) over your Contract Value ($5,000).
♦	Your Contract Value remains $5,000.
♦	Your GMWB terminates. No further benefits will be payable under your GMWB.

▪	Example 6b: This example demonstrates what happens if your Contract Value is $15,000 and your GWB is $8,000 at the end of your GMWB Maturity Year:
♦	Your GMWB Maturity Year payment equals zero, since your GWB ($8,000) does not exceed your Contract Value ($15,000).
♦	Your Contract Value remains $15,000.
♦	Your GMWB terminates. No further benefits will be payable under your GMWB.

▪	Notes:
♦	Your GMWB Maturity Year is determined on the effective date of the endorsement and will not change, even if the GMWB is continued by your Beneficiary.

APPENDIX E

TRANSFER OF ASSETS METHODOLOGY

On each Contract Monthly Anniversary, transfers to or from the GMWB Fixed Account will be determined based on the formulas defined below.

Liability = GAWA x annuity factor

The Liability calculated in the above formula is designed to represent the projected value of this GMWB's benefits.  If the GAWA% has not yet been determined, the GAWA used in the Liability calculation will be based on the GAWA% corresponding to the Owner's (or oldest Joint Owner's) attained age at the time the Liability is calculated, multiplied by the GWB at that time.

The tables of annuity factors (as shown below) are set at election of the Jackson Select Protector GMWB and do not change.

Ratio = (Liability – GMWB Fixed Account Contract Value) ÷ (Separate Account Contract Value + Fixed Account Contract Value)

If the sum of the Separate Account Contract Value and the Fixed Account Contract Value is equal to zero, the Ratio will not be calculated.

The transfer amount is determined as follows:

If the Ratio is less than 77% or if the GMWB Fixed Account Contract Value is greater than the Liability and all funds are allocated to the GMWB Fixed Account, the amount transferred from the GMWB Fixed Account is equal to the lesser of:

1.	The GMWB Fixed Account Contract Value; or
2.	(GMWB Fixed Account Contract Value + 80% x (Separate Account Contract Value + Fixed Account Contract Value) – Liability) ÷ (1-80%).

If the Ratio is greater than 83%, the amount transferred to the GMWB Fixed Account is equal to the lesser of:

1.	Separate Account Contract Value + Fixed Account Contract Value; or
2.	(Liability – GMWB Fixed Account Contract Value – 80% x (Separate Account Contract Value + Fixed Account Contract Value)) ÷ (1-80%).

Otherwise, no funds are transferred.

Under the Jackson Select Protector GMWB, if any transfer indicated by the above procedure would result in the GMWB Fixed Account Value exceeding 90% of the Contract Value, then the actual transfer will be such that exactly 90% of the Contract Value is allocated to the GMWB Fixed Account.  Otherwise, the indicated transfer will be the actual transfer.

Jackson Select Protector GMWB
Transfer of Assets Provision
Annuity Factors*

Age**	Contract Monthly Anniversary

	1	2	3	4	5	6	7	8	9	10	11	12
65	15.26	15.22	15.19	15.15	15.12	15.08	15.05	15.01	14.97	14.94	14.90	14.87
66	14.83	14.79	14.76	14.72	14.68	14.65	14.61	14.57	14.54	14.50	14.46	14.43
67	14.39	14.35	14.32	14.28	14.25	14.21	14.18	14.14	14.10	14.07	14.03	14.00
68	13.96	13.92	13.89	13.85	13.81	13.77	13.74	13.70	13.66	13.62	13.59	13.55
69	13.51	13.47	13.44	13.40	13.37	13.33	13.30	13.26	13.22	13.19	13.15	13.12
70	13.08	13.04	13.01	12.97	12.93	12.89	12.86	12.82	12.78	12.74	12.71	12.67
71	12.63	12.59	12.56	12.52	12.48	12.44	12.41	12.37	12.33	12.29	12.26	12.22
72	12.18	12.14	12.11	12.07	12.03	12.00	11.96	11.92	11.89	11.85	11.81	11.78
73	11.74	11.70	11.67	11.63	11.60	11.56	11.53	11.49	11.45	11.42	11.38	11.35
74	11.31	11.27	11.24	11.20	11.16	11.12	11.09	11.05	11.01	10.97	10.94	10.90
75	10.86	10.82	10.79	10.75	10.72	10.68	10.65	10.61	10.57	10.54	10.50	10.47
76	10.43	10.39	10.36	10.32	10.28	10.25	10.21	10.17	10.14	10.10	10.06	10.03
77	9.99	9.96	9.92	9.89	9.85	9.82	9.78	9.75	9.71	9.68	9.64	9.61
78	9.57	9.54	9.50	9.47	9.43	9.40	9.36	9.33	9.29	9.26	9.22	9.19
79	9.15	9.12	9.08	9.05	9.01	8.98	8.94	8.91	8.87	8.84	8.80	8.77
80	8.73	8.70	8.66	8.63	8.60	8.56	8.53	8.50	8.46	8.43	8.40	8.36
81	8.33	8.30	8.26	8.23	8.20	8.16	8.13	8.10	8.06	8.03	8.00	7.96
82	7.93	7.90	7.86	7.83	7.80	7.76	7.73	7.70	7.66	7.63	7.60	7.56
83	7.53	7.50	7.47	7.44	7.41	7.38	7.35	7.31	7.28	7.25	7.22	7.19
84	7.16	7.13	7.10	7.07	7.04	7.01	6.98	6.95	6.92	6.89	6.86	6.83
85	6.80	6.77	6.74	6.71	6.68	6.65	6.62	6.59	6.56	6.53	6.50	6.47
86	6.44	6.41	6.39	6.36	6.33	6.30	6.28	6.25	6.22	6.19	6.17	6.14
87	6.11	6.08	6.06	6.03	6.00	5.98	5.95	5.92	5.90	5.87	5.84	5.82
88	5.79	5.76	5.74	5.71	5.69	5.66	5.64	5.61	5.58	5.56	5.53	5.51
89	5.48	5.46	5.43	5.41	5.38	5.36	5.34	5.31	5.29	5.26	5.24	5.21
90	5.19	5.17	5.14	5.12	5.10	5.07	5.05	5.03	5.00	4.98	4.96	4.93
91	4.91	4.89	4.87	4.85	4.83	4.81	4.79	4.76	4.74	4.72	4.70	4.68
92	4.66	4.64	4.62	4.60	4.58	4.56	4.54	4.51	4.49	4.47	4.45	4.43
93	4.41	4.39	4.37	4.35	4.33	4.31	4.30	4.28	4.26	4.24	4.22	4.20
94	4.18	4.16	4.14	4.13	4.11	4.09	4.07	4.05	4.03	4.02	4.00	3.98
95	3.96	3.94	3.93	3.91	3.89	3.87	3.86	3.84	3.82	3.80	3.79	3.77
96	3.75	3.73	3.72	3.70	3.68	3.66	3.65	3.63	3.61	3.59	3.58	3.56
97	3.54	3.52	3.51	3.49	3.47	3.46	3.44	3.42	3.41	3.39	3.37	3.36
98	3.34	3.32	3.31	3.29	3.27	3.26	3.24	3.22	3.21	3.19	3.17	3.16
99	3.14	3.12	3.11	3.09	3.07	3.06	3.04	3.02	3.01	2.99	2.97	2.96
100	2.94	2.92	2.91	2.89	2.87	2.85	2.84	2.82	2.80	2.78	2.77	2.75
101	2.73	2.71	2.70	2.68	2.66	2.65	2.63	2.61	2.60	2.58	2.56	2.55
102	2.53	2.51	2.50	2.48	2.46	2.45	2.43	2.41	2.40	2.38	2.36	2.35
103	2.33	2.31	2.30	2.28	2.26	2.24	2.23	2.21	2.19	2.17	2.16	2.14
104	2.12	2.10	2.09	2.07	2.06	2.04	2.03	2.01	1.99	1.98	1.96	1.95
105	1.93	1.91	1.90	1.88	1.87	1.85	1.84	1.82	1.80	1.79	1.77	1.76
106	1.74	1.73	1.71	1.70	1.68	1.67	1.65	1.64	1.62	1.61	1.59	1.58
107	1.56	1.55	1.53	1.52	1.50	1.49	1.47	1.46	1.44	1.43	1.41	1.40
108	1.38	1.37	1.35	1.34	1.33	1.31	1.30	1.29	1.27	1.26	1.25	1.23
109	1.22	1.21	1.19	1.18	1.17	1.15	1.14	1.13	1.11	1.10	1.09	1.07
110	1.06	1.05	1.04	1.03	1.01	1.00	0.99	0.98	0.97	0.96	0.94	0.93
111	0.92	0.91	0.90	0.89	0.88	0.87	0.86	0.84	0.83	0.82	0.81	0.80
112	0.79	0.78	0.77	0.76	0.75	0.74	0.73	0.72	0.71	0.70	0.69	0.68
113	0.67	0.66	0.65	0.64	0.63	0.62	0.62	0.61	0.60	0.59	0.58	0.57
114	0.56	0.55	0.54	0.54	0.53	0.52	0.51	0.50	0.49	0.49	0.48	0.47
115	0.46	0.42	0.38	0.35	0.31	0.27	0.23	0.19	0.15	0.12	0.08	0.04
* Annuity factors are based on the Annuity 2000 Mortality Table and 3.00% interest.

** The age of the Owner as of the effective date or the most recent Contract Anniversary.  On each Contract Anniversary and at the effective date of the endorsement, if the Owner is aged 55-64 then the factor for age 65 and the first contract monthly anniversary will apply until age 65.

APPENDIX F

CONTRACTS COMPARISON TABLE

The prospectus describes four separate variable annuity contracts offered by Jackson National Life Insurance Company; Perspective II, L Series, Advisors II, and Rewards. The four Contracts have different features and optional benefits that may be appropriate for you depending on your individual financial situation and how you intend to use the annuity. You should consult with your financial representative to help you choose which of the Contracts and optional benefits are appropriate for your needs. The differences between the Contracts are described in the prospectus and summarized in the table below.

	Perspective II	L Series	Advisors II	Rewards
Withdrawal Charges	7 years (8.5%, 7.5%, 6.5%, 5.5%, 5%, 4%, 2%, 0%)	4 years (8%, 7.5%, 6.5%, 5.5%, 0%)	None	9 years (7.5%, 7%, 6%, 5.5%, 5%, 4%, 3%, 2%, 1%, 0%)
Mortality/Expense Risk Charge	1.10%	1.55%	1.60%	1.65%
Administration Charge	0.15% (waived for contracts with quarterly contract anniversary values of $1 million or more)		0.15%	0.15%
Annual Contract Maintenance Charge	$35 (waived for contract anniversary values or surrender values of $50,000 or more)		$50 (waived for contract anniversary values of $50,000 or more)	$35 (waived for contract anniversary values or surrender values of $50,000 or more)
Maximum Issue Age	90	90	90	85
Maximum Annuitization Age	95	95	95	95
Minimum Initial Premium	$5,000 (nonqualified); $2,000 (qualified).	$10,000 (nonqualified and qualified).	$25,000 (nonqualified and qualified).	$5,000 (nonqualified); $2,000 (qualified).
Free Withdrawals	Each contract year, the greater of earnings at any time or 10% of remaining premium still subject to withdrawal charges and/or recapture charges (where applicable).		Redeem all or any portion of the contract value at any time prior to the income date.	Each contract year, the greater of earnings at any time or 10% of remaining premium still subject to withdrawal charges and/or recapture charges (where applicable)
Guaranteed Death Benefit	Greater of contract value or net premium
Contract Enhancement in Base Contract	N/A. Contract Enhancements are offered as optional benefits for an additional charge and are not part of the base contract. (See below)			8% for adjusted premium of $100,000 or more; 6% for adjusted premium less than $100,000. Recapture charges apply.

F-

Optional Benefits

	Perspective II	L Series	Advisors II	Rewards
Contract Enhancement Options	2%, 3%, 4% and 5% Contract Enhancement options. Recapture charges apply.		2% Contract Enhancement option. Recapture charges apply.	N/A - Contract Enhancement included in Rewards as part of base contract. (See above)
Withdrawal Options (Perspective II only)	20% Free Withdrawal 5-Year Withdrawal Charge Schedule – 0.30% (8%, 7%, 6%, 4%, 2%, 0%)	N/A	N/A	N/A
Earnings Protection Option	EarningsMax®
Guaranteed Minimum Withdrawal Benefits (GMWBs)
LifeGuard Freedom FlexSM – 5% Bonus
LifeGuard Freedom Flex – 6% Bonus
LifeGuard Freedom Flex – 7% Bonus
LifeGuard Freedom Flex with Joint Option – 5% Bonus
LifeGuard Freedom Flex with Joint Option – 6% Bonus
LifeGuard Freedom Flex with Joint Option – 7% Bonus
LifeGuard Freedom 6 Net
LifeGuard Freedom 6 Net with Joint Option
Jackson Select Protector
SafeGuard Max
AutoGuard 5
AutoGuard 6
MarketGuard Stretch

Death Benefit Options
Highest Quarterly Anniversary Value Death Benefit
5% Roll-Up Death Benefit
Combination 5% Roll-Up & Highest Quarterly Anniversary Value Death Benefit
LifeGuard Freedom Flex DB (only available with a specified comnination of options under the LifeGuard
          Freedom Flex GMWB)

Fixed Account Options

Fixed Account Option	1-, 3-, 5- and 7- year guaranteed periods, subject to availability.		Six-month period	1-, 3-, 5- and 7- year guaranteed periods, subject to availability.

Questions: If you have any questions about your Contract, you may contact us at:
Annuity Service Center:	1 (800) 873-5654 (8 a.m. - 8 p.m. ET)
Mail Address:	P.O. Box 30314, Lansing, Michigan 48909-7814
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951
Institutional Marketing Group Service Center:	1 (800) 777-7779 (8 a.m. - 8 p.m. ET)
(for Contracts purchased through a bank or another financial institution)
Mail Address:	P.O. Box30314, Lansing, Michigan 48909-7814
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951 Attn: IMG
Home Office:	1 Corporate Way, Lansing, Michigan 48951